Form 10-K, Exhibit 13
period 1993-12-31
CTS CORP
filed 1994-03-22
CIK 26058

ANNUAL REPORT PAGE 10
STOCKHOLDER INFORMATION
(In thousands of dollars except per share data)

                       Quarterly Results of Operations

                                        Earnings
                                         Before                 Net
                 Net     Gross OperatingChanges inAccounting  Earnings
               Sales  Earnings  EarningsAccounting   Changes     (Loss)


1993
1st quarter $ 60,439   $12,620   $ 2,579    $1,767   $(4,614)  $(2,847)
2nd quarter   62,613    12,711     3,043     1,810               1,810
3rd quarter   58,107    10,285     2,189     1,063               1,063
4th quarter   55,820    11,728     3,210     1,930               1,930


            $236,979   $47,344   $11,021    $6,570   $(4,614)   $1,956


1992
1st quarter $ 59,342   $11,513    $1,498    $  867              $  867
2nd quarter   57,700    10,129       359       504                 504
3rd quarter   56,155    10,026       641       188                 188
4th quarter   54,194     9,433     1,600       342                 342


            $227,391   $41,101    $4,098    $1,901              $1,901


                               Per Share Data

                                        Earnings
                                         Before                 Net
                               DividendsChanges inAccounting  Earnings
             High(a)    Low(a)  DeclaredAccounting   Changes    (Loss)


1993
1st quarter    $19.50  $17.25     $.10     $ .34       $(.89)    $(.55)
2nd quarter     21.00   17.00      .10       .35                   .35
3rd quarter     22.38   20.25      .10       .21                   .21
4th quarter     22.00   19.13      .10       .37                   .37


                                  $.40     $1.27       $(.89)    $ .38


1992
1st quarter    $22.63  $17.25     $.1875   $ .17                 $ .17
2nd quarter     24.50   19.63      .1875     .10                   .10
3rd quarter     24.50   19.25      .1875     .03                   .03
4th quarter     19.50   17.13      .1000     .07                   .07


                                  $.6625   $ .37                 $ .37


(a) The market price range of CTS Corporation common stock on the New York
    Stock Exchange for each of the quarters during the last two years.

ANNUAL REPORT PAGE 11 IS THE LAST PAGE OF THIS DOCUMENT
ANNUAL REPORT PAGE 12
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of dollars except per share amounts)
                                Year Ended


                                           December 31December 31December 31
                                               1993      1992      1991


Net sales                                     $236,979  $227,391  $229,536
Cost of goods sold                             189,635   186,290   189,118


     Gross earnings                             47,344    41,101    40,418
Selling, general and administrative expenses    36,323    37,855    35,980
Gain on sale of property
  and other related provisions--Note B                      (852)   (1,857)


     Operating earnings                         11,021     4,098     6,295


Other (expenses) income:
  Interest expense                                (980)   (1,267)   (1,316)
  Interest income                                  580       656     1,157
  Other                                           (361)      334       108


     Total other expenses                         (761)     (277)      (51)


Earnings before income taxes and cumulative effect
  of changes in accounting principles             10,260     3,821     6,244
Income taxes--Note H                               3,690     1,920     2,030


Earnings before cumulative effect of changes
  in accounting principles                         6,570     1,901     4,214
Cumulative effect of accounting change -
  postretirement benefits--Notes A and G          (5,096)
Cumulative effect of accounting change -
  income taxes--Notes A and H                        482


     Net earnings                              $   1,956 $   1,901 $   4,214


     Net earnings per share:
       Before accounting changes                    $1.27     $.37      $.82
       Cumulative effect on prior years of
         accounting changes                          (.89)
       Net earnings per share                        $.38     $.37      $.82




The accompanying notes are an integral part of the consolidated financial statements.


ANNUAL REPORT PAGE 13
Consolidated Statements of Stockholders' Equity
(In thousands of dollars)                                          CumulativeDeferred
                                                   Common RetainedTranslation Compen-  Treasury
                                                    Stock Earnings Adjustment  sation     Stock    Total


  Balances at December 31, 1990                   $34,487 $102,110    $ 1,598   $(257) $(15,640)$122,298
Net earnings                                                 4,214                                 4,214
Cash dividends of $.75 per share                            (3,842)                               (3,842)
Issued 1,700 shares on exercise of stock options      (15)                                   49       34
Nonemployee Directors' stock retirement plan                                       15                 15
Currency translation adjustment                                          (304)                      (304)
Deferred compensation recognized                                                   70                 70


  Balances at December 31, 1991                    34,472  102,482      1,294    (172)  (15,591) 122,485
Net earnings                                                 1,901                                 1,901
Cash dividends of $.6625 per share                          (3,410)                               (3,410)
Issued 23,400 shares on exercise of stock options    (204)                                  669      465
Nonemployee Directors' stock retirement plan                                        7                  7
Currency translation adjustment                                        (2,157)                    (2,157)
Issued 3,600 shares net on restricted
 stock and cash bonus plan                            (23)                        (80)      103
Deferred compensation recognized                                                   81                 81


  Balances at December 31, 1992                    34,245  100,973       (863)   (164)  (14,819) 119,372
Net earnings                                                 1,956                                 1,956
Cash dividends of $.40 per share                            (2,061)                               (2,061)
Nonemployee Directors' stock retirement plan                                        8                  8
Currency translation adjustment                                          (186)                      (186)
Issued 1,000 shares on restricted stock and
  cash bonus plan                                      (9)                        (19)       28
Stock compensation                                    (14)                                   45       31
Deferred compensation recognized                                                   83                 83


  Balances at December 31, 1993                   $34,222 $100,868    $(1,049)  $ (92) $(14,746)$119,203


The accompanying notes are an integral part of the consolidated financial statements.


ANNUAL REPORT PAGE 14
CONSOLIDATED BALANCE SHEETS                                  December 31 December 31
(In thousands of dollars)                                           1993        1992



ASSETS
Current Assets
  Cash and equivalents                                         $  23,534  $  18,455
  Accounts receivable, less allowances (1993--$710; 1992--$303)   30,627     27,880
  Inventories
    Finished goods                                                5,064      8,996
    Work-in-process                                              15,344     14,192
    Raw materials                                                15,651     14,034



     Total inventories                                           36,059     37,222
  Other current assets                                            1,929      3,819
  Deferred income taxes--Note H                                   5,117



     Total current assets                                        97,266     87,376
Property Plant and Equipment
  Buildings and land                                             40,669     39,463
  Machinery and equipment                                       141,739    147,117



     Total property, plant and equipment                        182,408    186,580
  Less accumulated depreciation                                 134,566    138,051



     Net property, plant and equipment                           47,842     48,529
Other Assets
  Goodwill, less accumulated amortization
   (1993--$6,330; 1992--$5,398)                                   5,801      6,679
  Prepaid pension expense--Note G                                32,845     26,859
  Other                                                           1,310      1,330



     Total other assets                                          39,956     34,868



Total Assets                                                   $185,064   $170,773



LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Notes payable--Note C                                       $  12,822  $   5,827
  Current maturities of long-term obligations                       341        799
  Accounts payable                                               11,611     11,408
  Accrued salaries and wages                                      5,802      4,334
  Accrued taxes other than income                                 1,823      2,187
  Other accrued liabilities                                      17,489     12,707



     Total current liabilities                                   49,888     37,262
Long-term Obligations--Note D                                     4,995     10,826
Deferred Income Taxes--Note H                                     5,329      3,313
Postretirement Benefits--Note G                                   5,649
Stockholders' Equity
  Common stock-authorized 8,000,000 shares without
   par value; issued 5,807,031 shares                            34,130     34,081
  Retained earnings                                             100,868    100,973
  Cumulative translation adjustment                              (1,049)      (863)



                                                                133,949    134,191
     Less cost of common stock held in treasury
      (1993--653,607 shares; 1992--656,207 shares)                14,746    14,819



     Total stockholders' equity                                  119,203    119,372



Total Liabilities and Stockholders' Equity                      $185,064   $170,773



The accompanying notes are an integral part of the consolidated financial statements.

ANNUAL REPORT PAGE 15

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)
                                                       Year Ended

                                               December 31December 31December 31
                                                   1993      1992      1991


Cash flows from operating activities:
  Net earnings                                     $ 1,956   $ 1,901   $ 4,214
  Adjustments to reconcile net earnings
   to net cash provided by operating activities:
     Cumulative effect of change in accounting for:
       Postretirement benefits                       5,096
       Income taxes                                   (482)
     Depreciation and amortization                  12,143    11,665    13,102
     Deferred income taxes                             767       303       741
     Gain on sale of property, plant and equipment     (17)     (944)   (3,652)
     Translation loss                                  384        92       130
     Deferred compensation                              91        88        85
     Provision for disposition of operations                     621       366
     Changes in:
       Accounts receivable                          (2,747)    2,473    (2,272)
       Inventories                                   1,163     3,442     4,534
       Prepaid pension expense                      (5,986)   (4,907)   (4,915)
       Other                                         1,941    (2,114)    2,910
       Accounts payable and accrued liabilities      1,627     2,258      (239)
       Income taxes payable                          1,629    (2,040)    1,071


       Total adjustments                            15,609    10,937    11,861


         Net cash provided by operating activities  17,565    12,838    16,075

Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment  998     1,401     6,963
  Capital expenditures                             (11,696)   (8,831)  (15,967)
  Other                                                          129
  Cash (used in) discontinued operations                                (1,252)


         Net cash used in investing activities     (10,698)   (7,301)  (10,256)

Cash flows from financing activities:
  Proceeds from issuance of long-term obligations              2,938     7,872
  Payments of long-term obligations                 (6,179)   (2,348)   (5,042)
  (Decrease) increase in notes payable               6,898    (2,319)       40
  Stock options exercised                                        465        34
  Dividends paid                                    (2,061)   (3,857)   (3,845)


         Net cash used in financing activities      (1,342)   (5,121)     (941)

Effect of exchange rate changes on cash               (446)      (92)     (130)


Net increase in cash                                 5,079       324     4,748
Cash at beginning of year                           18,455    18,131    13,383


Cash at end of year                                $23,534   $18,455   $18,131


Supplemental cash flow information
  Cash paid during the year for:
    Interest                                       $ 1,076   $ 1,206   $ 1,526
    Income taxes - net                               1,294     2,819       557


The accompanying notes are an integral part of the consolidated financial statements.

ANNUAL REPORT PAGE 16
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Inventories: Inventories are stated at the lower of cost or market. Cost is principally determined using the first-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets principally on the straight-line method.

Goodwill: The excess of cost over the fair value of net assets of businesses acquired is amortized on the straight-line method over the periods expected to be benefited.

Retirement Plans: The Company has various defined benefit and defined contribution retirement plans covering a majority of its employees. The Company's policy is to annually fund the defined benefit pension plans at or above the minimums required under the Employee Retirement Income Security Act of 1974 (ERISA).

Research and Development: Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at discovery of new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of prototypes. The Company expenses all research and development costs as they are incurred.

Income Taxes: The Company provides deferred income taxes for transactions reported in different periods for financial reporting and income tax return purposes pursuant to the requirements of Financial Accounting Standards Board (FASB) Statement No. 109. The underlying differences consist primarily of depreciation differences, pension income, postemployment benefits, certain nondeductible accruals and inventory reserves.

Translation of Foreign Currencies: The financial statements of all of the Company's non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all translation adjustments included in the determination of net income. The financial statements of the Company's United Kingdom subsidiary are translated into U.S. dollars principally at the current exchange rate with resulting translation adjustments made directly to the "Cumulative translation adjustment" component of stockholders' equity.

Financial Instruments: The Company's financial instruments consist primarily of cash, cash equivalents and obligations under notes payable and long-term debt. In accordance with the requirements of FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, the Company is providing the following fair value estimates and information regarding valuation methodologies. The carrying value for cash and cash equivalents approximates fair value. Interest rates on substantially all of the notes payable and long-term debt fluctuate based on market rates. The carrying value for these borrowings approximates fair value.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

Concentration of Credit Risk: The Company sells its products to customers primarily in the automotive, data processing, communications equipment and defense and aerospace industries, primarily in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers to minimize credit risk. The Company generally does not require collateral.

Accounting Changes: Effective January 1, 1993, the Company adopted the provisions of FASB Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions and FASB Statement No. 109, Accounting for Income Taxes. For postretirement benefits, the Company changed its practice from expensing these costs as incurred to accruing these costs during the employees' active working careers. For income taxes, the Company changed its practice from following FASB Statement No. 96, of the same title, which required a similar approach in computing deferred income taxes. The primary change was to recognize deferred tax benefits that were not recognized under FASB Statement No. 96.

ANNUAL REPORT PAGE 17
Earnings Per Share: Earnings per common share are based on the weighted average number of shares outstanding.

NOTE B - Sale of Property and Other Related Provisions


During 1992, the Company sold the assets of its tool, die and machinery business recognizing a pretax gain of $587,000. Also, during 1992, the Company sold its Paso Robles, California, manufacturing plant and most of the associated real estate and recognized a net pretax gain of $886,000. Additionally, during 1992, the Company incurred $621,000 of expense to close its remaining Hong Kong manufacturing operations.

During 1991, the Company completed the sale of its Hong Kong manufacturing facility for $5,720,000 and signed an agreement to lease
back a portion of the space for its manufacturing needs.   A pretax
gain of $3,587,000 was realized on the sale, and the proceeds were used to reduce debt. Also, during 1991, the Company provided $1,730,000 for planned further restructuring of several of its businesses, including $614,000 relating to Hong Kong.


NOTE C - Short-term Borrowings

Short-term borrowings consist of demand notes payable to various banks with an average interest rate of 4.4% at December 31, 1993, 4.8% at December 31, 1992, and 7.0% at December 31, 1991. The notes were issued in connection with unsecured lines of credit arrangements, the unused portions of which totaled $5,977,000 at December 31, 1993. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option.

Average daily short-term borrowings, including borrowings denominated in non-U.S. currencies, during 1993, 1992, and 1991 were $12,051,000, $6,269,000 and $7,039,000, respectively. The weighted average interest rates, computed by relating interest expense to average daily short-term borrowings, were 4.3% in 1993, 5.4% in 1992 and 6.9% in 1991.

The maximum amount of short-term borrowings at the end of any month during 1993, 1992 and 1991 was $13,842,000, $8,334,000 and $8,501,000,
respectively. The short-term borrowings outstanding at December 31, 1991, were $8,160,000.

NOTE D - Long-term Obligations

Long-term obligations were comprised of the following:


(In thousands)
                                               1993        1992

Long-term debt:
  Revolving credit agreements, average
   interest rates of 6.1% in 1993
   and 5.1% in 1992, due in 1996 and 1997   $3,959        $ 8,612

  Industrial revenue bonds, interest
   at varying rates (4.1% to 5.0% in 1993
   and 4.1% to 5.0% in 1992), due in varying
   installments through 1995                   441            932

  Other                                        770            988

                                             5,170         10,532

  Less current maturities                      341            799

     Total long-term debt                    4,829          9,733

Operating lease obligation, net of
 sublease income                               166          1,093

     Total long-term obligations            $4,995        $10,826


The Company has unsecured revolving credit agreements totaling $49,000,000 with four banks, of which $4,000,000 expires in 1996 and $45,000,000 expires in 1997. Interest rates on these borrowings and the industrial revenue bonds fluctuate based upon market rates. The Company pays an average commitment fee of three-tenths percent per annum on the revolving credit agreements. The credit agreements require, among other things, that the Company maintain certain minimum working capital, current ratio, cash flow, interest coverage and tangible net worth requirements.

Estimated annual maturities of long-term debt during the four years subsequent to 1994 are as follows: 1995--$473,000; 1996--$4,152,000;
1997--$185,000; 1998--$185,000.

NOTE E - Operating Leases

The Company leases certain facilities and machinery and equipment under noncancellable operating leases which expire at various dates through 1998 and thereafter. Certain of these leases contain renewal options. All leases require the Company to pay property taxes, insurance and normal maintenance.
ANNUAL REPORT PAGE 18
Future minimum annual rental payments at December 31, 1993, for all noncancellable operating leases, are as follows:

Year                                    (In thousands)

1994                                     $ 411
1995                                       302
1996                                       263
1997                                       172
1998                                       172
Thereafter                                 153

Total minimum rental payments           $1,473

NOTE F - Stock Plans

Under the Company's stock option plans, options may be granted to officers and key employees in the form of incentive stock options or nonqualified stock options.

Options are granted at the fair market value on the grant date and are exercisable generally in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. Upon the exercise of stock options, payment may be made using cash, shares of the Company's common stock or any combination thereof.

Information regarding the Company's stock option plans is as follows:
                                    Number of      Price Per
                                      Shares         Share

Outstanding at January 1, 1992        100,650  $19.75 to $25.50

Granted                                13,000   19.75
Exercised                             (23,400)  19.75 to 20.625
Expired or cancelled                  (30,500)  19.75 to 25.50

Outstanding at December 31, 1992       59,750   19.75 to 25.50

Granted                                11,000   19.125
Exercised                                 --   --
Expired or cancelled                  (26,100)  19.75 to 25.50
Outstanding at December 31, 1993       44,650   19.125 to 20.625

Exercisable at December 31, 1993       25,900   19.75 to 20.625

Available for future grants at
  December 31, 1993                   251,989

The Company has a discretionary Restricted Stock and Cash Bonus Plan
(Plan) which reserves 400,000 shares of the Company's common stock for sale, at market price or below, or award to key employees.
Shares awarded or sold are subject to restrictions against transfer and repurchase rights of the Company. In general, restrictions lapse at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award, or the excess of the fair market value over the original purchase price if the shares were purchased. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale.

Under the Plan during 1993, 1,000 shares were awarded leaving 379,400 shares available for award or sale at December 31, 1993. During 1992, 6,000 shares were awarded and 2,400 shares were forfeited due to terminations. No shares were awarded during 1991. In addition to the shares issued and the amortization of deferred compensation included in the Consolidated Statements of Stockholders' Equity, the Company accrued $68,000, $82,000 and $75,000 for additional compensation payable under the provisions of the Plan in 1993, 1992 and 1991, respectively.

The Company has a Stock Retirement Plan for nonemployee Directors. This retirement plan provides for a portion of the total compensation payable to nonemployee Directors to be deferred and paid in Company stock. Compensation of $8,000, $7,000 and $15,000 was recognized under this plan in 1993, 1992 and 1991, respectively.

NOTE G - Employee Retirement Plans

Defined benefit plans

The Company has a number of noncontributory defined benefit pension plans (Plans) covering approximately 43% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

ANNUAL REPORT PAGE 19
Net pension income for the Plans in 1993, 1992 and 1991 includes the following components:
                                         (In thousands)
                                  1993        1992        1991

Service cost--benefits earned
 during the year                 $ 2,143     $ 2,375     $ 1,926
Interest cost on projected
 benefit obligation                4,632       4,670       4,644
Actual return on plan assets        (13,622) (13,667)    (16,735)
Net amortization and deferral        861       1,715       5,250

Net pension income               $(5,986)    $(4,907)    $(4,915)


The following table details the funded status of the Plans at
December 31, 1993, and December 31, 1992:
                                               (In thousands)
                                            1993           1992

Actuarial present value of benefit
 obligations:
   Vested benefits                       $ 59,722       $ 53,988
   Nonvested benefits                       2,610          2,634

   Accumulated benefit obligation        $ 62,332       $ 56,622

Plan assets at fair value                $121,966       $112,568
Projected benefit obligation               67,282         61,264

Plan assets in excess of the projected
 benefit obligation                        54,684         51,304
Unrecognized prior year service cost          351            413
Unrecognized net gain                      (8,883)        (9,356)
Unrecognized net asset                    (13,307)       (15,502)

Prepaid pension expense                  $ 32,845       $ 26,859


Assumptions used in determining net pension income and the funded status of U.S. defined benefit pension plans were as follows:

                                        1993      1992     1991

Discount rates                          7.25%     7.75%    7.75%
Rates of increase in compensation
  levels (salaried plan only)           5%-7%     5%-7%    5%-7%
Expected long-term rate of return
  on assets                               10%       10%      10%


Effective with the December 31, 1993, measurement date, the discount rate was revised to 7.25% from 7.75% to better reflect current market conditions. As a result of the change in discount rates, the December 31, 1993, projected benefit obligation increased by $3,500,000. The change in discount rates had no effect on 1993 pension income, but will reduce future annual pension income by $130,000.

The majority of U.S. defined benefit pension plan assets are invested in common stock, including $3,933,000 in CTS common stock, U.S. government bonds and cash and equivalents. The balance is invested in corporate bonds, a private equity fund, non-U.S. bonds and convertible issues.

Because the domestic plans are fully funded, the Company made no contributions to the U.S. Plans during 1993, 1992 or 1991.
Benefits paid by all Plans during 1993, 1992, and 1991 were $4,289,000, $3,900,000 and $3,707,000, respectively.

Contributions of $174,000, $223,000 and $164,000 were made to the non-U.S. Plans in 1993, 1992 and 1991, respectively.

Defined contribution plans

The Company sponsors a 401(k) Plan and several other defined contribution plans which cover some of its non-U.S. employees and its domestic hourly employees not covered by a defined benefit pension plan. Contributions and costs are generally determined as a percentage of the covered employees' annual salary. Amounts expensed for the 401(k) Plan and the other plans totaled $2,532,000 in 1993, $1,998,000 in 1992 and $1,915,000 in 1991.

Postretirement health and life insurance plans

In addition to providing pension benefits, the Company provides certain health care and life insurance programs for retired employees. Substantially all of the Company's domestic employees become eligible for these benefits if they reach normal retirement age while working for the Company. Effective January 1, 1993, the Company implemented, on the immediate recognition basis, FASB Statement No. 106, "Employers' Accounting for

Postretirement Benefits Other Than Pensions" which resulted in a noncash charge of $5,096,000, net of an income tax benefit of $3,123,000, or $.99 per share.
ANNUAL REPORT PAGE 20
Summary information on the Company's plans as of December 31, 1993, is as follows:

                                                   (In thousands)

     Accumulated postretirement benefit obligation:
       Active employees                                  $(1,479)
       Retirees and dependents                            (5,560)

     Accumulated postretirement benefit obligation        (7,039)
     Fair value of plan assets
     Funded status                                        (7,039)
     Unrecognized net gain                                  (187)

     Postretirement benefit obligation                   $(7,226)

The accumulated postretirement benefit obligation was determined using relevant actuarial assumptions and the terms of the Company's medical, dental and life insurance plans, including the effects of capped Company contribution rates and discontinuance of Company payments toward retiree health and dental insurance effective January 1, 1996. The effect of a 1.0% annual increase in the assumed medical inflation rate of zero would be insignificant. Measurement of the accumulated postretirement benefit obligation was based on a 7.75% discount rate at January 1, 1993, and at 7.25% at December 31, 1993. The discount rate was revised to better reflect current market conditions. The change in discount rates did not significantly change the accumulated postretirement benefit obligation, had no effect on the 1993 postretirement expense and will not have a significant impact on future annual postretirement expense.

The Company funds medical and dental costs as incurred and funds life insurance benefits through term life insurance policies.
The Company plans to continue funding these benefits on a pay-as-you-go basis. The components of net periodic postretirement benefit expense for 1993 are as follows:

                                                   (In Thousands)

     Service cost-benefits earned during period             $ 43
     Interest cost on accumulated benefit obligation         637

     Net expense                                            $680

NOTE H - Income Taxes

Effective January 1, 1993, the Company adopted the provisions of FASB Statement No. 109, "Accounting for Income Taxes." FASB Statement No. 109 replaced FASB Statement No. 96, of the same title, which the Company previously used to account for income taxes. The effect of adopting FASB Statement No. 109 is to recognize deferred tax benefits that were not recognized under FASB Statement No. 96. The cumulative effect of the change in the method of accounting for income taxes as of the beginning of 1993 increased earnings by $482,000 or $.10 per share. Prior years' financial statements have not been restated to reflect the provisions of FASB Statement No. 109. The information disclosed for 1992 and 1991 is computed under the requirements of FASB Statement No. 96.

The components of earnings before income taxes and cumulative effect of changes in accounting principles comprise the following:


 (In thousands)
                                       1993      1992      1991

Domestic                             $ 8,965   $ 5,151    $1,748
Non-U.S.                               1,295    (1,330)    4,496

    Total                            $10,260   $ 3,821    $6,244


The provision for income taxes charged to earnings before cumulative effect of changes in accounting principles comprise the following:

                                            (In thousands)
                                       1993     1992      1991

Current:
  Federal                             $  908    $  292    $  155
  State                                  375       207       100
  Non-U.S.                             2,124     1,115     1,034

    Total current                      3,407     1,614     1,289

Deferred:
  Federal                                154       648       950
  State                                  429
  Non-U.S.                              (300)     (342)     (209)

    Total deferred                       283       306       741

    Total provision for
     income taxes                     $3,690    $1,920    $2,030


The gross U.S. deferred income tax expense in 1993 was $1,338,000.

ANNUAL REPORT PAGE 21
NOTE H - Income Taxes (continued)


Significant components of the Company's deferred tax liabilities and assets at December 31, 1993, are:

                                            (In thousands)

Depreciation                                   $   270
Pensions                                        11,176
Other                                            1,013

Gross deferred tax liabilities                  12,459

Postemployment benefits                          2,513
Inventory reserves                               1,777
Loss carryforwards                               8,119
Credit carryforwards                             3,764
Nondeductible accruals                           3,064
Other                                              802

Gross deferred tax assets                       20,039

Net deferred tax assets                          7,580
Deferred tax assets valuation
  allowance                                     (8,023)

     Total                                     $  (443)


During 1993, the valuation allowance was increased as a result of an increase in unutilized net operating loss carryforwards in some taxing jurisdictions and decreased by the utilization of net operating losses in other jurisdictions. The net decrease in the valuation allowance was $911,000.

A reconciliation of the Company's effective income tax to the statutory federal income tax follows:

                                               (In thousands)
                                           1993      1992      1991

Taxes at the U.S. statutory rate        $ 3,488   $ 1,299    $2,123
State income taxes, net of federal
 income tax benefit                         531       176       100
Non-U.S. income taxed at rates
 different than the U.S. statutory rate   1,494     1,511       (50)
Utilization of net operating loss
 carryforwards and benefit of
 scheduled tax credits                   (1,842)   (1,751)     (525)
Alternative Minimum Tax                               711
Other                                        19       (26)      382

    Provision for income taxes          $ 3,690   $ 1,920    $2,030

Undistributed earnings of certain non-U.S. subsidiaries amounting to $34,300,000 at December 31, 1993, are intended to be permanently invested and accordingly, no provision has been made for non-U.S. withholding taxes on these earnings. In the event all undistributed earnings were remitted, approximately $4,000,000 of withholding tax would be imposed.

The Company has tax basis net operating loss carryforwards and business credit carryforwards of approximately $25,200,000 and $3,000,000, respectively, at December 31, 1993. A portion, $15,400,000, of the net operating loss and all of the business credit carryforwards expire between the years 2000 and 2006. The remainder of the net operating loss carryforwards has an unlimited carryforward period. In addition, the Company has alternative minimum tax credit carryforwards of approximately $867,000, which have no expiration date.

NOTE I - Business Segment and Non-U.S. Operations

The Company's operations comprise one business segment, the manufacturing of electronic components. Electronic components include production and sale of resistor networks, variable resistors, frequency control devices, electronic connectors, hybrid microcircuits, automotive control devices, switches, loudspeakers and industrial electronics.

Sales to a major automotive manufacturer were $40,100,000 in 1993, $30,700,000 in 1992 and $29,900,000 in 1991. Sales to a major computer manufacturer were $24,000,000 in 1993, $19,300,000 in 1992 and $23,500,000 in 1991.

The non-U.S. operations or facilities are located in Taiwan, Singapore, Hong Kong, Thailand, United Kingdom, Canada and Mexico. Net sales to unaffiliated customers from other non-U.S. operations in the aggregate equaled 16%, 14% and 16% of the consolidated total for each of the years 1993, 1992 and 1991, respectively. Net sales to unaffiliated customers from the United Kingdom operation equaled 12%, 10% and 10% of the consolidated total for 1993, 1992 and 1991, respectively.

Net assets of subsidiaries located in non-U.S. countries as of December 31, 1993, and December 31, 1992, are summarized as follows:
                                                   (In thousands)
                                                   1993      1992

Net current assets                              $19,910   $21,643
Property, plant and equipment--net               23,899    24,696
Goodwill and other long-term assets               2,304     2,458
Long-term obligations                            (4,699)   (6,418)
Deferred income taxes                              (174)     (233)
    Total net assets of non-U.S.
      subsidiaries                               $41,240  $42,146

ANNUAL REPORT PAGE 22
Net sales by geographic area include both sales to unaffiliated customers and transfers between geographic areas. Such transfers are accounted for primarily on the basis of a uniform intercompany pricing policy. Operating profit is total revenue less operating expenses. In computing operating profit, none of the following items have been added or deducted: general corporate expenses, interest expense, other income and expenses and income taxes. Identifiable assets by geographic area are those assets that are used in the Company's operations in each such area. The Corporate Office assets are principally property and equipment and other noncurrent assets.

Summarized financial information concerning the geographic areas of operation for 1993, 1992 and 1991 is shown in the following table. The caption "Eliminations" includes intercompany sales and other transactions which are eliminated or adjusted in arriving at consolidated data.

Geographic Area                                    (In thousands)
                                              1993      1992      1991

Net Sales
  Domestic:
    Sales to unaffiliated customers         $170,566  $172,646  $170,564
    Transfers to non-U.S. area                 4,484     4,469     2,736

                                             175,050   177,115   173,300
  Other Non-U.S.:
    Sales to unaffiliated customers           37,868    32,743    36,682
    Transfers to domestic area                10,397    15,703    21,524

                                              48,265    48,446    58,206
  United Kingdom:
    Sales to unaffiliated customers           28,545    22,002    22,290
    Transfers to domestic area                   149       388

                                              28,694    22,390    22,290
  Eliminations                               (15,030)  (20,560)  (24,260)

          Total net sales                   $236,979  $227,391  $229,536

Operating Profit
  Domestic                                  $ 12,060  $  8,237  $  5,834
  Other Non-U.S.                               4,476     2,860     5,119
  United Kingdom                                 910    (1,313)      475
  Gain on sale of property
    and other related provisions                          (852)   (1,857)

                                              17,446    10,636    13,285
  Eliminations                                   (19)      (51)      (21)

                                              17,427    10,585    13,264
  General corporate expenses                   6,406     6,487     6,969

  Operating profit                            11,021     4,098     6,295
  Other expenses--net                           (761)     (277)      (51)

    Earnings before income taxes and
      cumulative effect of changes in
      accounting principles                 $ 10,260  $  3,821  $  6,244

Assets Apportioned by Area
  Domestic                                  $ 73,256  $ 78,747  $ 82,102
  Other Non-U.S.                              54,452    48,331    53,522
  United Kingdom                              18,398    17,847    21,673

                                             146,106   144,925   157,297
  Eliminations                                (5,047)   (2,972)   (6,714)

                                             141,059   141,953   150,583
  Corporate assets                            44,005    28,820    25,778

          Total assets                      $185,064  $170,773  $176,361

Geographic Area                                    (In thousands)
                                              1993      1992      1991

Capital Expenditures
  Domestic                                  $  7,318  $  4,062  $  5,999
  Other Non-U.S.                               3,300     1,790     4,142
  United Kingdom                               1,078     2,979     5,826

          Total                             $ 11,696  $  8,831  $ 15,967

NOTE J - Supplemental Statement of Earnings Information

The following costs and expenses were charged to operations:

                                                 (In thousands)

                                          1993       1992       1991

Maintenance and repairs                $  3,778    $ 3,248    $ 3,779

Depreciation of property, plant
 and equipment                           11,211     10,977     12,445

Amortization of intangible assets           932        688        657

Research and development costs            5,708      6,092      5,656

Rent expense                              1,241      1,172      1,153


Royalties, taxes (other than payroll taxes and income taxes) and advertising costs were each less than one percent of the total sales for each of the three years.

ANNUAL REPORT PAGE 23
NOTE K - Contingencies

Certain processes in the manufacture of the Company's current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. The Company has been notified by the U.S Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party (PRP) regarding hazardous waste remediation at several non-CTS sites. The factual circumstances of each site are different; the Company has determined that its role as a PRP with respect to these sites, even in the aggregate, will not have a material adverse effect on the Company's business or financial condition, based on the following:
1) the Company's status as a de minimis party; 2) the large number of other PRPs identified; 3) the identification and participation of many larger PRPs who are financially viable; 4) defenses concerning the nature and limited quantities of materials sent by the Company to certain of the sites; and/or 5) the Company's experience to-date in relation to the determination of its allocable share. In addition to these non-CTS sites, the Company has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against the Company with respect to other environmental matters. In the opinion of management, based upon presently available information, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position or results of operations of the Company.

Certain claims are pending against the Company with respect to matters arising out of the ordinary conduct of its business. In the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made by insurance, accruals or otherwise, or the ultimate anticipated costs resulting will not materially affect the Company's consolidated financial position or results of operations.

NOTE L - Related Party Transactions

Dynamics Corporation of America (DCA) owned 1,920,900 shares (37.3%) of the Company's outstanding common stock at December 31, 1993. In 1987, CTS shareholders voted not to grant DCA voting rights on 1,020,000 of these shares. In addition to stock ownership, as of December 31, 1993, two representatives of DCA serve on the Company's Board of Directors. The normal business transactions between the Company and DCA are insignificant.

ANNUAL REPORT PAGE 24

                    REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE

To the Stockholders and
Board of Directors of CTS Corporation


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CTS Corporation and its subsidiaries at December 31, 1993, and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the Notes to Consolidated Financial Statements, effective January 1, 1993, the Company changed its method of accounting for income taxes by adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Also effective January 1, 1993, the Company changed its method of accounting for postretirement healthcare and life insurance benefits by adopting, on an immediate recognition basis, Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."


Price Waterhouse

South Bend, Indiana
February 7, 1994

ANNUAL REPORT PAGE 25

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                AND RESULTS OF OPERATIONS (1991 - 1993)

Liquidity and Capital Resources

The table below highlights significant comparisons and ratios related to liquidity and capital resources of CTS Corporation (CTS or Company) for each of the last three years.



(In thousands)
                                December 31  December 31 December 31
                                       1993         1992        1991
Net cash provided by (used in):
     Operating activities           $ 17,565    $ 12,838    $ 16,075
     Investing activities            (10,698)     (7,301)    (10,256)
     Financing                        (1,342)     (5,121)       (941)

Working capital                     $ 47,378    $ 50,114    $ 51,924
Current ratio                           1.95        2.34        2.31
Interest-bearing debt               $ 17,992    $ 16,359    $ 18,738
Cash and equivalents                  23,534      18,455      18,131
Net tangible worth                   113,402     112,693     115,026
Ratio of interest-bearing debt
     to net tangible worth               .16         .15         .16


During 1993, positive cash flow from operating activities increased by $4.7 million from 1992, primarily due to the $9.6 million increase in sales, which resulted in a $4.7 million increase in earnings before accounting changes.

Cash flow in 1992 from operating activities was $3.2 million below that generated in 1991, primarily due to the 1992 earnings decline of $2.3 million, payment of various restructuring costs and tooling expenditures. Our efforts to improve collection of receivables, reduce inventories and better manage payables offset payments for income taxes and other liabilities, but not the reduced earnings and payments for tooling.

A significant noncash component of operating earnings during the 1991 to 1993 period was pension income of $6.0 million in 1993, $4.9 million in 1992 and $4.9 million in 1991. During 1993, the Company paid $4.3 million in benefits and no cash contributions were required. As a result of the Company's overfunded pension position, no cash contributions are anticipated to be required in the immediate future to meet the Company's pension benefit obligations.

The major investment activity during the last three years was capital expenditures, which totaled $11.7 million in 1993, $8.8 million in 1992 and $16.0 million in 1991. The major capital expenditures in 1993 were for new products and product line enhancements, as well as selected capacity increases. The decrease in 1992 from 1991 reflects the significant one-time investments made in 1991, which included $8.9 million for facility expansions in Scotland and Thailand. The Company expects to increase its capital expenditures in 1994 over 1993 levels. These capital expenditures primarily will be for new products and cost reduction programs.

The net cash used for financing activities in 1993 primarily reflects loan renegotiations which reduced certain non-U.S. long-term debt and increased short-term borrowings, and additional short-term borrowings at certain non-U.S. locations. The primary financing use of cash in 1992 was the elective paydown of $1.7 million in debt, compared to increases in debt of $2.9 million in 1991.

Dividends paid in 1993 were $2.1 million, compared to $3.9 million in 1992 and $3.8 million in 1991. In response to the 1992 decrease in cash provided by operations, the Company reduced its annual quarterly dividend from $.1875 to $.10 per share effective with its February 1993 payment.

At the end of 1993, 1992 and 1991, most of the Company's cash was held in U.S.-denominated cash equivalents for the credit of the various non-U.S. subsidiaries. The cash, other than approximately $5 million, is available to the parent Company.

At the end of 1993, CTS had $49.0 million of borrowing capacity, of which $45.0 million was available under two long-term revolving credit agreements, both of which were renegotiated in 1993. The U.S. revolving agreement of $45.0 million, which expires in April 1997, is the Company's primary credit vehicle and, together with cash from operations, should adequately fund the Company's anticipated cash needs.

ANNUAL REPORT PAGE 26
Results of Operations

The table below highlights significant information with regard to the Company's results of twelve months of operations during the past three fiscal years.
                                        (In thousands)
                             December 31  December 31  December 31
                                   1993         1992         1991

Net sales                       $236,979     $227,391     $229,536
Gross earnings                    47,344       41,101       40,418
Gross earnings as a
  percent of sales                  20.0%        18.1%        17.6%
Selling, general and
  administrative expense        $ 36,323     $ 37,855     $ 35,980
Selling, general and
  administrative expense
  as a percent of sales             15.3%        16.6%        15.7%
Gain on sale of property and
  other related provisions                        852        1,857
Operating earnings              $ 11,021     $  4,098     $  6,295
Operating earnings as a
  percent of sales                   4.7%         1.8%         2.7%
Earnings before income taxes
  and cumulative effect of
  changes in accounting
  principles                    $ 10,260     $  3,821     $  6,244
Income taxes                       3,690        1,920        2,030
Income tax rate                     36.0%        50.2%        32.5%


From 1992 to 1993, total sales increased by 4.2%, primarily due to increased sales in our automotive product lines, which more than offset sales declines in our military connector and frequency controls products.

From 1991 to 1992 total sales decreased less than 1% as increased sales of automotive, electrocomponents and microelectronics products were offset by continued declining demand for resistor and connector products from our mainframe computer and military customers.

During the three-year period 1991-1993, overall sales have increased to the automotive market from 22% to 32%, decreased in the defense and aerospace market from 20% to 12% and remained fairly constant in our other market areas.

The Company's 15 largest customers represented 62% of net sales in 1993, 58% in 1992 and 59% in 1991. One customer, a major manufacturer of automobiles, comprised 17% of net sales in 1993, compared with 14% for 1992 and 13% for 1991. Another customer, a major manufacturer of data processing equipment, comprised 10% of net sales in 1993, compared with 8% in 1992 and 10% in 1991.

Because most of CTS' revenues are derived from the sale of custom products, the relative contribution to revenues of changes in unit volume cannot be meaningfully determined. The Company's products are usually priced with reference to expected or required profit margins, customer expectations and market competition. Pricing for most of the Company's electronic component products frequently decreases over time and also fluctuates in accordance with total industry utilization of manufacturing capacity.

During 1993, improvement was realized in gross earnings, primarily due to higher sales volume, production efficiencies and higher absorption of manufacturing expenses. Gross earnings were relatively similar in 1992 and 1991.

Selling, general and administrative expenses, in dollars and as a percent of sales, decreased during 1993, primarily as a result of the cost containment and expense reduction programs in place during the year. During 1992, selling, general and administrative expenses increased slightly over 1991. A portion of the higher 1992 expenses in this area was due to problems caused by defective parts from a supplier. Also, during 1992, the Company continued to incur start-up costs in conjunction with its European expansion efforts.

During 1992, the Company continued to dispose of nonproductive assets, including its closed Paso Robles facility and assets of its tooling business. These major asset sales generated cash of $2.7 million and a net pretax gain of $1.5 million.

During 1991, the Company completed the sale of its Hong Kong manufacturing facility for $5.7 million, realizing a pretax gain of $3.6 million. After a restructuring provision of $0.6 million, a net pretax gain of $3.0 million was realized from the Hong Kong facility sale.

The primary reason for the operating earnings increase in 1993 from 1992 was the increased automotive product sales. The overall decrease in 1992 operating earnings from 1991 is primarily a result of the 1991 gain on the sale of the Hong Kong property and 1992 losses in our military connector and frequency control products businesses. A portion of the frequency control business loss was caused by a supplier-related defective component, which resulted in direct expenses of approximately $2.0 million and negatively affected our 1992 and 1993 sales. A settlement was negotiated with this vendor in 1993 and the Company recognized a $2.25 million recovery.

ANNUAL REPORT PAGE 27
The lower effective tax rate for 1993, as compared to 1992, is a result of improved earnings which resulted in an increase in net operating loss carryforward utilization. Additionally, several non-U.S. locations, where no tax benefit was available, incurred losses in 1992 which resulted in the higher 1992 effective tax rate.

The effects of the new accounting pronouncements FASB 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FASB 109, "Accounting for Income Taxes," have been discussed in financial statement footnotes, Note G and Note H, respectively. Relative to Financial Accounting Standards Board Statement No. 112, "Employers' Accounting for Postemployment Benefits," which is effective for fiscal years beginning after December 15, 1993, the Company believes that the impact, if any, will be insignificant.

In terms of environmental issues, the Company has been notified by the U.S. Environmental Protection Agency, as well as state agencies and generator groups, that it is or may be a Potentially Responsible Party regarding hazardous waste remediation at non-CTS sites. Additionally, the Company provides reserves for probable remediation activities at certain of its manufacturing locations. These issues are discussed in Note K - Contingencies.

ANNUAL REPORT PAGE 11

             FIVE - YEAR SUMMARY
             (In thousands of dollars except per share data)



                                                   % of               % of               %of                %of              %of
                                            1993   Sales       1992  Sales       1991  Sales       1990  Sales      1989  Sales
          SUMMARY OF OPERATIONS

          Net sales                     $236,979   100.0   $227,391   100.0   $229,536   100.0   $251,044   100.0  $261,961  100.0
          Cost of goods sold             189,635    80.0    186,290    81.9    189,118    82.4    202,115    80.5   209,973   80.2

               Gross earnings             47,344    20.0     41,101    18.1     40,418    17.6     48,929    19.5    51,988   19.8

          Selling, general and
          administrative expenses         36,323    15.3     37,855    16.6     35,980    15.7     38,051    15.2    35,945   13.7

          (Gain) on sale of property
           and other related provisions                        (852)   (0.3)    (1,857)   (0.8)       796     0.3

               Operating earnings         11,021     4.7       4,098    1.8      6,295     2.7     10,082     4.0    16,043    6.1

          Other (expenses)                  (761)   (0.4)       (277)  (0.1)       (51)    0.0       (549)   (0.2)    1,338    0.5
          income--net
          Earnings before income taxes
          and cumulative effect
          of changes in                   10,260     4.3       3,821    1.7       6,244    2.7      9,533     3.8    17,381    6.6
          accounting principles

          Income taxes                     3,690     1.6       1,920    0.9       2,030    0.9      2,193     0.9     3,128    1.2
          Net earnings--before
          accounting changes               6,570     2.7       1,901    0.8       4,214    1.8      7,340     2.9    14,253    5.4

          Cumulative effect on prior
          years of accounting changes (a) (4,614)   (1.9)

               Net earnings                1,956     0.8       1,901    0.8       4,214    1.8       7,340    2.9    14,253    5.4

          Retained
          earnings--beginning of year    100,973             102,482            102,110             98,629           87,786

          Dividends declared              (2,061)             (3,410)            (3,842)            (3,859)          (3,410)

          Retained earnings--end of
          year                          $100,868            $100,973           $102,482           $102,110          $98,629

          Average shares outstanding   5,152,556           5,141,936          5,122,433          5,168,688        5,456,192

          Net earnings per share:
          Before accounting
          changes                          $1.27               $0.37              $0.82              $1.42            $2.61

          Cumulative effect
          on prior years of
          accounting changes              (0.89)
          Net earnings                    $0.38                $0.37              $0.82              $1.42            $2.61

          Cash dividends per share        $0.40                $0.6625            $0.750             $0.750           $0.625

          Capital expenditures            11,696               8,831             15,967             11,821           10,843
          Depreciation and
          amortization                    12,143              11,665             13,102             13,052           13,396

          FINANCIAL POSITION AT YEAR-END

          Current assets                 $97,266           $87,376           $91,493           $91,152         $94,831

          Current liabilities             49,888            37,262            39,569            39,102          37,914
          Current ratio                  1.9 to 1          2.3 to 1          2.3to 1           2.3to1          2.5to1

          Working capital                $47,378           $50,114           $51,924           $52,050         $56,917

          Inventories                     36,059            37,222            40,855            45,389          46,508
          Property, plant and
          equipment--net                  47,842            48,529            53,828            53,207          54,600

          Total assets                   185,064           170,773           176,361           172,525         176,584

          Short-term notes payable        12,822             5,827             8,160             7,750           1,786
          Long-term obligations            4,995            10,826            11,297             8,858          12,004

          Stockholders' equity           119,203           119,372           122,485           122,298         124,878

          Common shares outstanding    5,153,424         5,150,824         5,123,824         5,122,124        5,464,278

          Equity (book value) per
          share                           $23.13            $23.18            $23.91            $23.88          $22.85

          OTHER DATA

          Stock price range (dollars per
          share to the nearest 1/8)     $22.38-$17.00     $24.50-$17.13     $24.00-$16.38     $23.63-$16.00      $25.50-$22.25


          Average number of employees      3,975             4,335             4,847             5,540           5,931

          Number of stockholders at
          year-end                         1,198             1,278             1,343             1,439           1,524



          (a)The Company adopted FASB106,"Employers' Accounting for Postretirement Benefits
             Other Than Pensions" and FASB 109, "Accounting for Income Taxes," as of January 1, 1993.