Form 10-K, Exhibit 13
period 2002-12-31
CTS CORP
filed 2003-02-14
CIK 26058

EXHIBIT (13)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2000-2002)

CTS’ Management’s Discussion and Analysis is based on its consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. CTS evaluates its estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances. Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

At the beginning of the fourth quarter of 2002, the Company renamed the reportable business segments and realigned the product lines included in each segment to reflect changes in its organizational structure and the manner that results are evaluated and resources allocated by the chief operating decision maker. All segment data included in this Management’s Discussion and Analysis reflects the reportable business segments adopted in 2002. CTS has two reportable business segments: 1) Components and Sensors and 2) Electronics Manufacturing Services (EMS).

CTS is a global manufacturer of components and sensors and a supplier of electronics manufacturing services to the automotive, communications and computer markets. The communications and computer markets are characterized by rapid technological change and frequent new product introductions and enhancements. These characteristics, along with global economic conditions, are risks that require management judgement when determining appropriate accounting decisions.

Critical Accounting Policies

Management believes that judgement and estimates related to the following critical accounting policies could materially affect its consolidated financial statements:

Estimating inventory valuation, the allowance for doubtful accounts and other accrued liabilities

CTS management makes estimates of the carrying value of its inventory based upon historical usage, new product introductions and projected customer purchase levels. The ever-changing technology environment of the markets we serve affects these estimates. Similarly, management makes estimates of the collectability of its accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Finally, CTS is involved in litigation in the normal course of business and is regulated under a number of environmental and safety laws. Accruals for known exposures are established based on management’s best estimate after considering the advice of legal counsel.

Valuation of long-lived and intangible assets and depreciation/amortization periods

CTS assesses the carrying value of long-lived and intangible assets and the remaining useful lives whenever events or changes in circumstances indicate the carrying value may not be recoverable or the estimated useful life may no longer be appropriate. Factors considered important which could trigger this review include significant decreases in operating results, significant changes in its use of the assets, competitive factors and the strategy of its business, and significant negative industry or economic trends. The Company cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on the reported asset values. Such events may include strategic decisions made in response to the economic conditions relative to product lines, operations and the impact of the economic environment on our customer base.

When the Company determines that the carrying value of long-lived and intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use of assets, an impairment charge to record the assets at fair value may be recorded. Impairment is measured based on fair values utilizing estimated discounted cash flows, published third party sources, third party offers and information furnished by third party brokers/dealers.

Most assets identified for impairment are taken out of service and held for sale. In those instances where impaired assets remain in service, it generally is the result of a significant reduction in the estimated remaining useful life of the asset. The Company routinely reviews all assets held for sale and adjusts the carrying value as required. CTS is taking measures it considers appropriate to sell these assets at amounts approximating the recorded fair values; however, there are no assurances that CTS will be able to sell the assets for these amounts.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. CTS must also estimate its current tax exposure for situations where taxing authorities would assert tax positions different than those taken by the Company. Such reserves are routinely reviewed and adjusted when required to reflect changes in estimates based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. CTS estimates its income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. The valuation allowance is based on CTS’ estimates of taxable income in each jurisdiction in which it operates and the period over which the deferred tax assets will be recoverable.

No valuation allowance was recorded in 2002 related to the U.S. net operating loss carryforwards of $102 million expiring in 2021 - 2022. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for the years 2003 through 2007. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communications components product lines consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. The projections resulted in the net operating losses being utilized no later than 2007. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits from its U.S. net operating loss carryforwards.

In the event that actual results differ from these estimates in future periods, CTS may need to establish an additional valuation allowance or reduce the valuation allowance, which could materially impact the results of operations and financial position.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and the pension benefit obligation. CTS, after considering the recommendations of its actuaries, assumes a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining its annual pension income and expense and the projected benefit obligation. Experience gains/losses arising from any variance between the expected rate of return of fund assets and the actual results are amortized over periods ranging from 6 to 15 years. During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material affect on CTS’ results of operations in future years.

In December 2002, CTS changed its actuarial assumptions related to employee pension plans as noted below:

Assumption	December 31, 2002	December 31, 2001

Discount rate	6.75%	7.25%
Expected rate of return	9.00%	9.75%
Rate of compensation increase	4%-6%	5%-7%

The impact of these changes, combined with the lower pension asset balance at the end of 2002, will reduce 2003 projected pension income by approximately $4-6 million.

Results of Operations

Overview

During 2002, the global economic slowdown continued to impact the markets we serve as evidenced by a 21% decline in annual revenues. Our industry was affected by the continued general economic recession in both soft consumer and business spending. The continued drop in information and communication-related technology spending and lagging effects of the lack of consumer confidence and spending from the depressed economy also contributed to the decline. We aggressively implemented cost reduction actions throughout the year including restructuring actions during the third quarter. The cost reductions and restructuring actions resulted in operational improvements, organizational realignments and product line rationalization. As a result, over the last three quarters, we improved quarter over quarter earnings performance and our annual sales breakeven continued to drop. Our priority continues to be positioning the Company to be successful as the economy recovers and market growth returns.

Certain of our product lines, particularly those focused on the communications market, including personal handsets and the infrastructure products that support wireless technologies, experienced decreases in demand levels. Other product lines, such as those serving the automotive market did not experience such dramatic declines in customer buying patterns. However, we believe negative general economic conditions made OEMs and our other customers generally more cautious in 2002, often delaying new product introduction, as they worked to reduce excess inventory levels.

Business Segment Discussion

	(In thousands of dollars)
		Electronics
	Components	Manufacturing
	& Sensors	Services

2002
Sales	$270,919	$186,885
Segment operating earnings (loss) (1)	(5,927)	10,790
% of segment sales (1)	(2.2)%	5.8%
2001
Sales	$366,096	$211,558
Segment operating earnings (loss) (2)	(8,231)	10,457
% of segment sales (2)	(2.2)%	4.9%
2000
Sales	$626,288	$240,235
Segment operating earnings	108,171	20,459
% to segment sales	17.3%	8.5%

(1)	Excludes restructuring and asset impairment charges of $18.3 million pre-tax, and related one-time charges of $1.3 million pre-tax. Refer also to Note I, “Business Segments.”

(2)	Excludes restructuring and asset impairment charges of $40.0 million pre-tax, and related one-time charges of $10.7 million pre-tax. Refer also to Note I, “Business Segments.”

The 2002 Components and Sensors business segment sales decreased by $95.2 million, or 26%, from 2001. The decrease was due to weak economic conditions in the markets served by CTS, primarily for handset devices in the communications market. Segment operating loss improved by $2.3 million from 2001 primarily due to the positive impact of reduced operating expenses.

The 2002 EMS business segment sales decreased $24.7 million, or 12%, from 2001 primarily due to softness in the communications infrastructure market. Segment operating earnings increased by $0.3 million, driven primarily through reduced operating expenses.

The 2001 Components and Sensors business segment sales decreased by $260.2 million, or 42%, from 2000; segment operating earnings decreased by $116.4 million from 2000 primarily due to reduced customer demand for hand-held wireless devices. End-product demand for the Company’s components and sensors products which address the served markets of computer, automotive and the infrastructure segment of the communications market also decreased during 2001, though to a lesser degree. The Company believes the overall causes of the lower end-product demand were primarily due to the recessionary market conditions and excess levels of inventory held by customers.

The 2001 EMS business segment sales decreased $28.7 million, or 12%, from 2000; while the segment operating earnings decreased $10.0 million from 2000. These decreases were driven by the substantial reduction in the capital budgets of companies that use computer and communications equipment.

The following tables provide a breakdown of net sales by business segment and market in dollars and as a percent of consolidated net sales:

	Components
	& Sensors			EMS			Total

(Net sales $ in millions)	2002	2001	2000	2002	2001	2000	2002	2001	2000

Markets
Automotive	$115.9	$114.3	$131.3	$—	$—	$—	$115.9	$114.3	$131.3
Communications	112.7	196.8	391.1	28.2	51.8	60.9	140.9	248.6	452.0
Computer	16.9	22.8	51.4	156.1	156.6	176.7	173.0	179.4	228.1
Other	25.4	32.2	52.5	2.6	3.2	2.6	28.0	35.4	55.1

Consolidated net sales	$270.9	$366.1	$626.3	$186.9	$211.6	$240.2	$457.8	$577.7	$866.5

	Components
	& Sensors			EMS			Total

(As a % of consolidated net sales)	2002	2001	2000	2002	2001	2000	2002	2001	2000

Markets
Automotive	25%	20%	15%	—	—	—	25%	20%	15%
Communications	25%	34%	45%	6%	9%	7%	31%	43%	52%
Computer	4%	4%	6%	34%	27%	21%	38%	31%	27%
Other	5%	5%	6%	1%	1%	—	6%	6%	6%

Net sales by segment as a % of consolidated net sales	59%	63%	72%	41%	37%	28%	100%	100%	100%

Within the Components and Sensors business segment, sales into the automotive market increased in terms of percent of net sales, and sales slightly increased in 2002, benefited by automotive incentives offered to customers. Sales of components and sensors over the three year period into the communications market declined primarily due to downward pricing pressure caused by industry-wide excess manufacturing capacity, particularly for components used in hand-held devices, and reduced end-customer demand for hand-held wireless devices and related infrastructure systems. Sales declines of components into the computer market were driven primarily by reduced demand for computing infrastructure products and the impact of above average price reductions.

Within the EMS segment, sales into the communications market decreased over the three-year period, resulting from lower demand for integrated systems for infrastructure equipment. EMS sales into the computer market decreased over the three-year period, although 2002 sales have stabilized and were essentially flat from 2001. The EMS sales decrease from 2000 to 2001 resulted from a decrease in the demand for integrated interconnect systems for mass data storage systems, internet access systems and network servers.

Most Recent Three Fiscal Years Discussion

The following table highlights significant information with regard to CTS’ overall results of operations during the past three fiscal years:

	(In thousands of dollars)
	December 31,

	2002	2001	2000

Net sales	$457,804	$577,654	$866,523
Cost of goods sold, excluding one-time charges	365,486	455,687	605,598
Cost of goods sold, one-time charges(1)	1,289	10,676	—
Gross margin	91,029	111,291	260,925
Gross margin as a percent of sales	19.9%	19.3%	30.1%
Operating expenses	87,455	119,741	132,295
Restructuring and impairment charges	18,343	40,039	—
Operating earnings (loss)	(14,769)	(48,489)	128,630
Interest expense	10,240	12,775	13,050
Other income	813	29	701
Earnings (loss) before income taxes	(23,800)	(60,491)	117,127
Earnings (loss) from continuing operations	(17,850)	(45,375)	84,331
Net loss from discontinued operations	—	—	(529)
Net earnings (loss)	$(17,850)	$(45,375)	$83,802

(1)	Cost of goods sold, one-time charges, includes restructuring-related one-time charges consisting primarily of inventory write downs, equipment relocations and other employee-related costs.

The 2002 net sales decreased $119.9 million, or 21%, from 2001. Of this decrease, $95.2 million resulted primarily from weak demand for components serving communications and computer markets, offset by automotive market sales. In addition, $24.7 million of the decrease is due to softness in the demand for EMS products for the communications markets.

The 2001 net sales decreased $288.9 million, or 33%, from 2000. Of this decrease, approximately $260.2 million resulted primarily from overall softness in the demand for components for wireless handsets, the associated infrastructure equipment serving the communications market, and automotive market. In addition, $28.7 million of the decrease is due to lower demand for EMS products serving both the computer and communications markets.

CTS’ 15 largest customers represented approximately 73% of net sales in 2002 and 75% of net sales in 2001 and 2000. Sales to Hewlett-Packard, which acquired Compaq in May 2002, accounted for 33% of net sales in 2002. Sales to Compaq accounted for 28% of net sales in 2001 and 21% in 2000. Sales to Motorola accounted for 12% of net sales in 2002, 17% in 2001 and 21% in 2000.

CTS’ products are usually priced with consideration to expected or required profit margins, customer expectations and market competition. Pricing for most of CTS’ components and sensors and EMS products generally decreases over time and also fluctuates in accordance with total industry utilization of manufacturing capacity. During 2002 and 2001, pricing pressure for some of CTS’ components products, particularly components utilized in communications, was more significant than in prior periods due to excess capacity within the electronics industry.

In 2002, gross margin decreased by $20.3 million from 2001 primarily due to unfavorable pricing and product mix of $34.7 million, favorably offset by lower restructuring-related one-time charges of $9.4 million and $5.0 million of other favorable changes primarily due to the 2001 and 2002 restructuring actions (refer to Note B, “Restructuring and Impairment Charges”). The 2002 gross margin includes $1.3 million in restructuring-related one-time charges, consisting primarily of equipment relocation and other employee-related costs. The 2001 gross margin includes $10.7 million of restructuring-related one-time charges consisting primarily of inventory write downs, equipment relocation and other employee-related costs. In 2001, gross margin decreased by $149.6 million from 2000 primarily due to $74.3 million unfavorable pricing and mix, $57.9 million of volume reductions, and $10.7 million related to higher restructuring-related one-time charges.

Selling, general and administrative expenses decreased to $63.3 million in 2002 versus $87.0 million in 2001, reflecting Company initiatives to reduce costs in the face of declining sales. This compares to $99.7 million in 2000.

Research and development expenses were $24.1 million in 2002 versus $32.8 million in 2001 and $32.6 million in 2000. The reduction reflects savings due to organizational consolidation of certain products. Significant ongoing research and development activities continue in our Components and Sensors business segment to support current product and process enhancements, expanded applications and new product development. Research and development expenditures in the EMS business segment are typically much lower.

Interest expense decreased $2.5 million in 2002 as compared to 2001 primarily due to lower average outstanding debt balances during 2002. Other income increased by $0.8 million primarily due to foreign currency transaction gains.

Restructuring, Asset Impairment and Related One-Time Charges

In the third quarter of 2002, CTS recorded $18.3 million of pre-tax restructuring and impairment charges. The restructuring and impairment charges were incurred in order to effect operational improvements and related organizational realignments primarily in the Components and Sensors business segment. CTS followed the provisions of Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” when accounting for these restructuring actions.

Significant actions under the 2002 restructuring plan include operational improvements and organizational realignments involving the relocation of certain manufacturing operations from a leased facility to a CTS-owned facility in Tianjin, China; the relocation of engineering and design activities from a leased engineering and design facility in Chung-Li, Taiwan to other CTS-owned facilities; and the transfer of certain production processes from CTS’ Albuquerque, New Mexico facility to its Tianjin, China facility. Additionally, the charges reflect CTS’ decision to terminate all design activities related to new custom variations for Voltage Controlled Oscillators (VCO) and 9x11mm and 5x7mm Temperature Compensated Crystal Oscillators (TCXO). CTS will continue to manufacture existing designs of these products to satisfy current customer requirements. CTS completed substantially all of these restructuring actions by the end of 2002.

The following table displays the 2002 restructuring activity for actions initiated in 2002:

						Total
						Restruct-
		Other	Total	Asset	Pension	uring and
	Workforce	Exit	Restruct-	Impair-	Curtail-	Asset
($ in millions)	Reductions	Costs	uring	ment	ment Loss	Impairment

2002 Charge	$4.6	$0.4	$5.0	$12.5	$0.8	$18.3

Items paid or utilized in 2002	(3.4)	—	(3.4)

Accrual balance at December 31, 2002	$1.2	$0.4	$1.6

The restructuring charge of $5.0 million recorded in the third quarter of 2002 relates primarily to organizational realignment in the Components and Sensors business segment, and reductions in support staff for the design of new custom variations of certain VCO and TCXO product lines. Included in this amount is $4.6 million of severance costs associated with the separation of approximately 300 employees, of which approximately 250 employees had been severed as of December 31, 2002. Approximately 67% of the employees severed were salary and indirect employees and 33% were hourly production employees.

The 2002 restructuring plan also includes $12.5 million of asset impairment charges. Approximately $9.8 million of the impairment charge is the adjustment needed to recognize impairments resulting from the reduction in the remaining useful lives of certain manufacturing equipment following the decision to terminate the design of new custom variations of certain VCO and TCXO product lines. CTS will continue to manufacture existing designs of these products to satisfy current customer requirements. Approximately $2.1 million of the impairment charge relates to the write-off of leasehold improvements at its engineering and design facility in Taiwan and at its manufacturing facility in China. Approximately $0.2 million relates to impairment of certain intangible assets acquired in the 1999 acquisition of the Component Products Division of Motorola. The remaining $0.4 million impairment charge relates to adjustments to the estimated fair value of certain assets held for sale.

CTS also recognized a pension plan curtailment loss of approximately $0.8 million in 2002, resulting from reduced employment levels as a result of the restructuring activities.

The expected 2003 pre-tax profitability improvement associated with the 2002 restructuring and asset impairment charges is estimated to be approximately $17 million.

In 2001, CTS recorded $40.0 million of pre-tax restructuring and impairment charges, $14.0 million in the second quarter and $26.0 million in the fourth quarter. Plan actions were designed to permit the Company to operate more efficiently in the then-existing environment and, at the same time, position the Company for success when the economy improves. Major actions under the restructuring plan included closing its Chung-Li, Taiwan, manufacturing facility in the fourth quarter of 2001 and a decision to dispose of its Longtan, Taiwan, building. The plan also covered ceasing production at its Sandwich, Illinois; and Carlisle, Pennsylvania, facilities in 2002 and discontinuing the manufacture of intermediate frequency surface acoustical wave (IF SAW) filters. IF SAW filter production was stopped at the end of the second quarter of 2001. Amounts included in the Consolidated Statement of Earnings (Loss) relating to the manufacture of IF SAW filters were insignificant in 2001. The restructuring plan provided that production formerly completed at its Chung-Li, Taiwan; Sandwich, Illinois; and Carlisle, Pennsylvania, facilities be transferred to other existing CTS manufacturing locations. CTS has completed these consolidations and transfers in fiscal 2002.

The following table displays the restructuring activity for actions initiated in 2001:

						Total
						Restruct-
		Other	Total	Asset	Pension	uring and
	Workforce	Exit	Restruct-	Impair-	Curtail-	Asset
($ in millions)	Reductions	Costs	uring	ment	ment Gain	Impairment

Second quarter charge	$6.4	$2.0	$8.4	$7.4	$(1.8)	$14.0
Fourth quarter charge	3.2	0.4	3.6	23.6	(1.2)	26.0

Total 2001 re-structuring charge	9.6	2.4	12.0	$31.0	$(3.0)	$40.0

Items paid or utilized in 2001	(6.8)	(1.4)	(8.2)
Items paid or utilized in 2002	(2.8)	(1.0)	(3.8)

Reserve balance at December 31, 2002	$—	$—	$—

The restructuring charge recorded in 2001 included $12.0 million related to facility consolidations, including plant closures and product consolidations. Included in this amount is approximately $9.6 million of severance benefits associated with the separation of approximately 1,500 employees. Approximately 12% of the employees terminated were salary and indirect employees and 88% were hourly production employees. The $2.4 million of other exit costs consisted primarily of costs associated with the closing of the plants.

The restructuring plan also included $31.0 million of asset impairment charges. Approximately $26.9 million of the impairment charge was the adjustment needed to reduce certain assets held for sale to their estimated fair value. An additional $1.2 million related to the write-off of leasehold improvements, primarily at its Chung-Li, Taiwan, manufacturing facility. The remaining $2.9 million related to impairment of certain intangible assets associated with obsolete products and technology acquired in the 1999 acquisition of the Component Products Division of Motorola.

CTS also recognized pension plan curtailment gains of approximately $3.0 million in 2001 resulting from plant closures under the restructuring plan.

Also during 2002 and 2001, CTS recorded in cost of sales, $1.3 million and $10.7 million, respectively, of restructuring-related, one-time charges, consisting primarily of inventory write downs, equipment relocation and other employee-related costs.

The expected 2002 pre-tax profitability improvement associated with the 2001 restructuring, asset impairment and related one-time charges was estimated to be approximately $20 million based on volume levels and mix in the fourth quarter of 2000. However, based on the expected lower 2002 volumes, the 2002 pre-tax profitability estimate was reduced to approximately $15 million in the first quarter of 2002. The 2002 actual pre-tax savings were approximately $15 million.

Liquidity and Capital Resources

Net cash provided by operating activities in 2002 was $22.4 million, as CTS’ net loss of $17.9 million, adjusted for depreciation and amortization, restructuring and impairment charges and deferred income taxes, provided $33.0 million. Favorable working capital was offset by other changes for a use of $10.6 million.

Net cash provided by operating activities in 2001 was $65.9 million, as CTS’ net loss of $45.4 million, adjusted for depreciation and amortization, restructuring and impairment charges and deferred income taxes, provided $20.2 million. Favorable working capital and other changes added $45.7 million.

The 2002 cash used in investing activities was $10.0 million. This consisted primarily of $12.8 million of capital expenditures for new products, including automotive’s belt tension sensor and ClearONE™ components and investments in cost reduction programs. During 2002, the Company sold assets held for sale of $1.6 million and other fixed assets for $1.3 million.

The 2001 use of $66.9 million for investing activities consisted primarily of $77.7 million of capital expenditures, including approximately $37.6 million for new products, technologies and selected capacity expansion, and $40.1 million for land and building projects primarily in Asia. During 2001, certain manufacturing equipment and the Company aircraft were sold for $15.5 million. These proceeds were used to reduce outstanding indebtedness. These same assets were subsequently leased back by the Company.

CTS expects its 2003 capital expenditures to be less than $20 million. These capital expenditures will primarily support new products and investments in cost reduction programs.

In 2002, CTS’ net cash used by financing activities totaled $18.2 million, consisting primarily of an increase in borrowings of $26.1 million, representing the issuance of $25 million of five-year, 6.5% convertible, subordinated debentures, and issuance of common stock of $42.7 million. This was offset by the repayment of long-term obligations of $83.2 million and dividend payments of $3.9 million.

In 2001, CTS’ net cash used by financing activities totaled $6.3 million, consisting primarily of an increase in borrowings of $34.0 million under the revolving credit facility, net proceeds of 1.8 million shares issued to an institutional investor for $25.8 million, and proceeds of stock option exercises of $10.7 million. This was offset by the repayment of long-term obligations of $69.5 million, repayment of short-term borrowings of $7.4 million and dividend payments of $3.4 million.

Undistributed earnings of certain non-U.S. subsidiaries amounted to approximately $168 million at December 31, 2002. Prior year earnings are intended to be invested indefinitely and, accordingly, no provision has been made for non-U.S. withholding taxes. In the event all undistributed earnings were remitted, approximately $8 million of withholding tax would be imposed.

In 1999, CTS acquired certain assets and liabilities of the Component Products Division of Motorola. The acquisition was accounted for under the purchase method of accounting. As part of the purchase agreement, CTS may be obligated to pay additional amounts. No amounts were due to Motorola in 2003 for 2002 under the agreement. CTS does not expect to make a material payment under this agreement in 2004 for 2003, the final year. The maximum remaining potential payment under the acquisition agreement was $17.4 million at December 31, 2002.

In October 2002, CTS amended its credit agreement with its existing nine banks. The agreement consists of a revolving credit facility commitment totaling $85 million which expires in December 2003. CTS will likely refinance some portion of its expiring credit agreement with a new agreement in 2003.

The credit agreement contains financial covenants as described in Note E, “Debt,” to the consolidated financial statements. The covenants under the credit agreement become more restrictive at quarterly intervals, as CTS’ forecasted earnings before interest, taxes, depreciation and amortization and projected debt repayments reduce CTS’ need for additional borrowings under the credit agreement. While CTS management currently expects to be in compliance with all financial covenants through December 31, 2003, there can be no assurance of this since certain factors, such as forecasted future operating results, are dependent upon events, some of which are beyond CTS’ ability to control. If CTS is unable to comply with the financial covenants, it will seek to obtain amendments or waivers from the lenders and/or identify other sources of liquidity such as raising additional capital and/or the sale of certain assets, including assets held for sale.

In April 2002, the Company issued $25 million of five-year, 6.5% convertible, subordinated debentures. These debentures are unsecured and convert into CTS common stock at a conversion price of $20.05 per share. At any time after the three-year anniversary of the issue date, the purchasers may accelerate the maturity of the debentures. CTS also has the right after such three-year anniversary and under certain circumstances, to force conversion of the debentures into common stock. CTS used the net proceeds from the offering to repay the outstanding term loans in full under its then-existing credit facility, and the balance was applied to its revolving credit facility.

On December 14, 1999, CTS’ shelf registration statement on Form S-3 was declared effective by the Securities and Exchange Commission. CTS could initially offer up to $500.0 million in any combination of debt securities, common stock, preferred stock or warrants under the registration statement.

During 2002, CTS issued $28.2 million of common stock under this registration statement and received net proceeds of $28.1 million. CTS used the net proceeds of these equity issuances to repay term loans under its credit agreement. As of December 31, 2002, CTS could offer up to $445.8 million of additional debt and/or equity securities under this registration statement.

On November 13, 2001, CTS’ Form S-3 registration statement registering two million shares of CTS common stock to be issued under CTS’ Direct Stock Purchase Plan was declared effective by the Securities and Exchange Commission. During 2002, CTS issued $14.6 million of common stock under this registration statement. CTS used the net proceeds of these equity issuances to repay term and revolving loans under its credit agreement and for working capital. As of December 31, 2002, CTS could issue up to approximately 595,000 additional shares of common stock under this registration statement.

The following table sets forth the aggregate maturities of long-term debt (including the revolving credit facility of $28.4 million) and operating leases for the five years subsequent to December 31, 2002:

	(In millions of dollars)
	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt	$28.4	$—	$—	$—	$25.0	$42.0	$95.4
Operating leases	5.9	5.9	5.3	4.4	3.5	6.5	31.5

	$34.3	$5.9	$5.3	$4.4	$28.5	$48.5	$126.9

CTS has historically been able to fund its capital and operating needs through its cash flows from operations and available credit under its bank credit facilities. CTS will likely refinance some portion of the $28.4 million long-term debt due in 2003 with a new agreement.

CTS believes that cash flows from operations and available borrowings under its revolving credit facility will be adequate to fund its working capital, capital expenditures and debt service requirements through December 31, 2003. However, if customer demand decreases significantly from forecasted levels or pricing pressures continue to reduce revenues or profit margins significantly, CTS may need to find an alternative funding source. In this event, CTS may choose to pursue additional equity and/or debt financing. CTS may not be able to obtain additional financing, which would be affected by general economic and market conditions, on terms acceptable to CTS or at all.

Market Risk

CTS is exposed to market risk, including changes in foreign currency exchange rates and interest rates. As discussed in Note A, “Summary of Significant Accounting Policies” to the consolidated financial statements, the financial statements of all CTS’ non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency. The market risk associated with foreign currency exchange rates is not material in relation to CTS’ consolidated financial position, results of operations or cash flows. The Company does not have any significant trade accounts receivable, trade accounts payable, commitments, or borrowings in a currency other than that of the reporting unit’s functional currency. As such, CTS does not utilize a significant number of derivative financial instruments to manage the exposure in the United Kingdom or its other non-U.S. operations.

As part of CTS’ risk management program, CTS performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. A 61-basis-point increase in interest rates (approximately 10% of CTS’ weighted-average interest rate) on variable-rate debt instruments would have increased CTS’ 2002 and 2001 interest expense by $0.5 million and $1.1 million, respectively, and would have an immaterial effect on the fair value of the debt instruments as of the end of such fiscal years.

# # # # # # #

Statements about the Company’s earnings outlook and its plans, estimates and beliefs concerning the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations. Actual results may differ materially from those reflected in the forward-looking statements due to a variety of factors which could affect the Company’s operating results, liquidity and financial condition. We undertake no obligations to publicly update or revise any forward-looking statements. Factors that could impact future results include among others: the general market conditions in the automotive, communications and computer markets, and in the overall economy; reliance on key customers; whether the Company is able to implement measures to improve its financial condition and flexibility; pricing pressures and demand for the Company’s products, especially if economic conditions worsen or do not recover in the key markets for the Company’s products; and risks associated with our international operations, including trade and tariff barriers, exchange rates and political and geopolitical risks.

Consolidated Statements of Earnings (Loss)
(In thousands of dollars except per share amounts)

	Year Ended December 31,

	2002	2001	2000

Net sales	$457,804	$577,654	$866,523
Costs and expenses:
Cost of goods sold	366,775	466,363	605,598
Selling, general and administrative expenses	63,337	86,979	99,712
Research and development expenses	24,118	32,762	32,583
Restructuring and impairment charges — Note B	18,343	40,039	—

Operating earnings (loss)	(14,769)	(48,489)	128,630
Other (expense) income:
Interest expense	(10,240)	(12,775)	(13,050)
Interest income	396	744	846
Other	813	29	701

Total other expense	(9,031)	(12,002)	(11,503)

Earnings (loss) before income taxes	(23,800)	(60,491)	117,127
Income tax expense (benefit) — Note H	(5,950)	(15,116)	32,796

Earnings (loss) from continuing operations	(17,850)	(45,375)	84,331
Discontinued operations:
Loss from discontinued operations, net of income tax benefit of $355	—	—	(529)

Net earnings (loss)	$(17,850)	$(45,375)	$83,802

Earnings (loss) per share — Note N
Basic:
Continuing operations	$(0.54)	$(1.61)	$3.05
Discontinued operations	—	—	(0.02)

Net earnings (loss) per share	$(0.54)	$(1.61)	$3.03

Diluted:
Continuing operations	$(0.54)	$(1.61)	$2.94
Discontinued operations	—	—	(0.02)

Net earnings (loss) per share	$(0.54)	$(1.61)	$2.92

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION

Consolidated Balance Sheets
(In thousands of dollars)

	December 31,

	2002	2001

ASSETS
Current Assets
Cash and equivalents	$9,225	$13,255
Accounts receivable, less allowances (2002 — $1,694; 2001 — $1,470)	63,802	81,563
Inventories
Finished goods	15,630	19,660
Work-in-process	8,346	8,747
Raw materials	12,286	21,742

Total inventories	36,262	50,149
Other current assets	7,212	4,371
Deferred income taxes — Note H	35,833	51,336

Total current assets	152,334	200,674
Property, Plant and Equipment
Buildings and land	112,243	111,346
Machinery and equipment	287,819	287,824

Total property, plant and equipment	400,062	399,170
Accumulated depreciation	(251,430)	(207,212)

Net property, plant and equipment	148,632	191,958
Other Assets
Prepaid pension asset — Note G	120,277	102,196
Intangible assets, net — Note C	39,923	44,004
Assets held for sale — Note D	23,135	21,940
Other	5,731	7,159

Total other assets	189,066	175,299

Total Assets	$490,032	$567,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current maturities of long-term debt — Note E	$28,350	$27,500
Accounts payable	44,490	50,842
Accrued salaries, wages and vacation	7,608	12,847
Income taxes payable	23,517	23,921
Other accrued liabilities	30,591	38,747

Total current liabilities	134,556	153,857
Long-term debt — Note E	67,000	125,013
Other long-term obligations — Note G	11,501	7,274
Deferred income taxes — Note H	11,955	38,914
Contingencies — Note L	—	—
Shareholders’ Equity
Preferred stock — authorized 25,000,000 shares without par value; none issued — Note J	—	—
Common stock — authorized 75,000,000 shares without par value; 50,718,883 shares issued at December 31, 2002 and 48,531,936 shares issued at December 31, 2001 — Note J	241,393	213,947
Additional contributed capital	23,514	24,153
Retained earnings	255,085	276,988
Accumulated other comprehensive loss	(835)	(1,702)

	519,157	513,386
Cost of common stock held in treasury (2002 — 16,618,373 shares; 2001 —17,630,192 shares) — Note K	(254,137)	(270,513)

Total shareholders’ equity	265,020	242,873

Total Liabilities and Shareholders’ Equity	$490,032	$567,931

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION

Consolidated Statements of Cash Flows
(In thousands of dollars)

	Year Ended December 31,

	2002	2001	2000

Cash flows from operating activities:
Net earnings (loss)	$(17,850)	$(45,375)	$83,802
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	43,373	51,674	44,325
Restructuring and impairment charges	18,343	40,039	—
Deferred income taxes	(10,802)	(26,201)	3,077
Income tax benefit related to exercised stock options	—	3,687	6,395
Changes in assets and liabilities:
Accounts receivable	17,761	64,357	(21,238)
Inventories	13,887	44,780	(26,278)
Prepaid pension asset	(14,803)	(14,937)	(15,311)
Accounts payable and accrued liabilities	(24,767)	(62,275)	30,505
Income taxes payable	(404)	5,547	6,187
Net loss from discontinued operations	—	—	529
Other	(2,289)	4,556	(1,456)

Total adjustments	40,299	111,227	26,735

Net cash provided by continuing operations	22,449	65,852	110,537
Net cash provided by discontinued operations	—	—	318

Net cash provided by operating activities	22,449	65,852	110,855

Cash flows from investing activities:
Proceeds from sale of assets	2,954	15,499	7,000
Payment for purchase of CTS Wireless	—	—	(11,200)
Capital expenditures	(12,833)	(77,654)	(119,216)
Other	(145)	(4,758)	(2,922)

Net cash used in investing activities	(10,024)	(66,913)	(126,338)

Cash flows from financing activities:
Payments of short-term borrowings	—	(7,396)	(31)
Proceeds from issuance of long-term debt	26,050	34,000	26,000
Payments of long-term debt	(83,213)	(69,487)	(5,000)
Issuance of common stock	42,711	29,304	—
Dividends paid	(3,947)	(3,429)	(3,337)
Purchases of treasury stock	—	—	(9,284)
Exercise of stock options and other	170	10,684	4,221

Net cash provided by (used in) financing activities	(18,229)	(6,324)	12,569

Effect of exchange rate changes on cash	1,774	76	(741)

Net decrease in cash	(4,030)	(7,309)	(3,655)

Cash and equivalents at beginning of year	13,255	20,564	24,219

Cash and equivalents at end of year	$9,225	$13,255	$20,564

Supplemental cash flow information
Cash paid (received) during the year for:
Interest	$8,348	$13,285	$13,094
Income taxes — net	5,882	(1,661)	13,914
Noncash investing and financing activities
Common stock issued in connection with DCA acquisition	$110	$1,090	$199

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION

Consolidated Statements of Shareholders’ Equity
(In thousands of dollars)

				Accumulated
				Other
		Additional		Comprehensive	Comprehensive
	Common	Contributed	Retained	Earnings	Earnings	Treasury
	Stock	Capital	Earnings	(Loss)	(Loss)	Stock	Total

Balances at December 31, 1999	$193,612	$9,005	$245,414	$291		$(283,558)	$164,764
Net earnings			83,802		$83,802		83,802
Cumulative translation adjustment (net of tax of $556)				(1,852)	(1,852)		(1,852)

Comprehensive earnings					81,950

Cash dividends of $0.12 per share			(3,366)				(3,366)
Returned 41,800 shares to treasury forfeited from restricted stock and cash bonus plan — net	47	123				(170)
Issued 519,247 shares on exercise of stock option — net	4,369	4,632				1,615	10,616
Stock compensation	650	798				30	1,478
Acquired 190,000 shares for treasury stock—Note K						(9,284)	(9,284)
Issued 17,304 shares to former DCA shareholders	199						199

Balances at December 31, 2000	198,877	14,558	325,850	(1,561)		(291,367)	246,357
Net loss			(45,375)		(45,375)		(45,375)
Cumulative translation adjustment (net of tax of $203)				(474)	(474)		(474)
Deferred gain on forward contract (net of tax of $222)				333	333		333

Comprehensive loss					(45,516)

Cash dividends of $0.12 per share			(3,487)				(3,487)
Returned 16,950 shares to treasury forfeited from restricted stock and cash bonus plan — net	59	(17)				(42)
Issued 1,015,531 shares on exercise of stock option — net	13,575	(3,026)				3,822	14,371
Stock compensation	346	408					754
Issued 1,800,000 shares under shelf registration		9,585				16,208	25,793
Issued 226,948 shares under Direct Stock Purchase Plan		2,645				866	3,511
Issued 94,956 shares to former DCA shareholders	1,090						1,090

Balances at December 31, 2001	213,947	24,153	276,988	(1,702)		(270,513)	242,873
Net loss			(17,850)		(17,850)		(17,850)
Cumulative translation adjustment (net of tax of $712)				1,661	1,661		1,661
Reversal of deferred gain on forward contract (net of tax of $222)				(333)	(333)		(333)
Minimum pension liability adjustment (net of tax of $215)				(461)	(461)		(461)

Comprehensive loss					$(16,983)

Cash dividends of $0.12 per share			(4,053)				(4,053)
Issued 11,230 shares on restricted stock and cash bonus plan — net	(713)	151				562
Stock compensation		362					362
Issued 2,000,000 shares under shelf registration	13,450	(1,029)				15,804	28,225
Issued 1,177,996 shares under Direct Stock Purchase Plan	14,599	(123)				10	14,486
Issued 9,540 shares to former DCA shareholders	110						110

Balances at December 31, 2002	$241,393	$23,514	$255,085	$(835)		$(254,137)	$265,020

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of CTS and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition: Revenues from product sales are recognized when title transfers at the time of shipment to the customer.

Cash Equivalents: CTS considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gain or loss is recognized as other income or expense.

CTS assesses the carrying value of long-lived assets and the remaining useful lives whenever events or changes in circumstances indicate an impairment may have occurred. If the future cash flows (undiscounted and without interest) expected to result from the use of the related assets are less than the carrying value of such assets, an impairment charge may be required to reduce the carrying value of the long-lived assets to fair value.

Retirement Plans: CTS has various defined benefit and defined contribution retirement plans covering a majority of its employees. CTS’ policy is to annually fund the defined benefit pension plans at or above the minimum required by law. Refer also to Note G, “Employee Retirement Plans.”

Intangible Assets: CTS assesses useful lives of its intangible assets based on the period over which the asset is expected to contribute to CTS’ cash flows. Intangible assets with a finite life are amortized over that life on a straight-line basis. Intangible assets with an indefinite life are not amortized, but are reviewed at least annually to determine if events and circumstances continue to support an indefinite useful life or to determine if an impairment has occurred. The Company reviews the carrying value of the intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. Refer also to Note C, “Intangible Assets.”

Assets Held for Sale: As required by the Financial Accounting Standards Board’s (FASB) Financial Accounting Standard (FAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” CTS classifies actively marketed assets, that have been removed from operations and are available for immediate sale under a management approved plan, as assets held for sale. Refer also to Note D, “Assets Held for Sale.”

Research and Development: Research and development costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes. It also includes the implementation of the new knowledge through design, testing of product alternatives or construction of prototypes. CTS expenses all research and development costs as incurred.

Income Taxes: CTS provides deferred income taxes pursuant to the requirements of FAS No. 109, “Accounting for Income Taxes.” Under FAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. CTS estimates its income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. Refer also to Note H, “Income Taxes.”

Translation of Foreign Currencies: The financial statements of CTS’ non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. The assets and liabilities of CTS’ United Kingdom subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the “accumulated other comprehensive loss” component of shareholders’ equity. Statements of earnings accounts are translated at the average rates during the period.

Financial Instruments: CTS’ financial instruments consist primarily of cash, cash equivalents, trade receivables and payables and obligations under long-term debt. The carrying value for cash and equivalents, trade receivables and payables approximates fair value based on the short-term maturities of these instruments. The carrying value for all long-term debt outstanding at December 31, 2002 and 2001 approximates fair value where fair value is based on market prices for the same or similar debt and maturities.

At December 31, 2001, the Company had forward contracts in place to mitigate the risk of market price fluctuations of palladium, which is used in its manufacturing process. Changes in the market value of these contracts, which expired monthly in 2002, were deferred until the gain or loss was recognized on the hedged commodity. The estimated fair value of the palladium forward contracts at December 31, 2001 was based on the difference between the contractual forward rate and the applicable forward rate on December 31, 2001. In accordance with FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” CTS had classified these forward contracts as cash-flow hedges and recorded them at their estimated fair value at December 31, 2001, and recorded the fair value as a component of comprehensive earnings (loss) as shown in the Consolidated Statements of Shareholders’ Equity. CTS had no such forward contracts at December 31, 2002. The Consolidated Statements of Earnings (Loss) do not contain any material amounts related to these forward contracts.

Concentration of Credit Risk: Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications and computer markets, primarily in North America, Europe and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. Sales to Hewlett-Packard Company (Hewlett-Packard) were 33% and sales to Motorola, Inc. (Motorola) were 12% of net sales for the year ended December 31, 2002. Amounts due from Hewlett-Packard and Motorola aggregated $24 million at December 31, 2002. Sales to Compaq Computer Corporation (Compaq), which was acquired by Hewlett-Packard in May 2002, and Motorola were 28% and 17%, respectively, of net sales for the year ended December 31, 2001. Sales to Motorola and Compaq were each 21% of net sales for the year ended December 31, 2000. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Stock-Based Compensation: CTS accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and its related Interpretations. The following table shows proforma net earnings and net earnings per share date required by FAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.”

	Year ended December 31, ($ in thousands, except per share amounts)

	2002	2001	2000

Net earnings (loss), as reported	$(17,850)	$(45,375)	$83,802
Net earnings (loss) per share — basic, as reported	$(0.54)	$(1.61)	$3.03
Net earnings (loss) per share — diluted, as reported	$(0.54)	$(1.61)	$2.92
Stock-based employee compensation cost, net of tax, included in net earnings (loss)	—	—	—
Stock-based employee compensation cost, net of tax, if fair value based method were used	3,063	2,654	1,888
Proforma net earnings (loss)	$(20,913)	$(48,029)	$81,914
Proforma net earnings (loss) per share — basic	$(0.63)	$(1.70)	$2.97
Proforma net earnings (loss) per share — diluted	$(0.63)	$(1.70)	$2.86

Earnings Per Share: Basic and diluted earnings per common share are reported in conformity with FAS No. 128, “Earnings per Share.” Basic earnings per share excludes any dilution and is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in the earnings of CTS. Diluted earnings per share is computed by dividing net earnings by the weighted-average number of common shares outstanding during the period plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive securities. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings per share. Refer also to Note N, “Earnings Per Share.”

Comprehensive Earnings: CTS reports comprehensive earnings in accordance with FAS No. 130, “Reporting Comprehensive Income.” The components of comprehensive earnings for CTS include foreign translation adjustments, unrealized gains on forward contracts, minimum pension liability adjustments and net earnings and are reported within the Statements of Shareholders’ Equity in the columns titled “Comprehensive Earnings (Loss)” and “Accumulated Other Comprehensive Earnings (Loss).”

Accounting Pronouncements: In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. This standard requires a liability be recognized at fair value for costs associated with exit or disposal activities only when the liability is incurred as opposed to at the time the Company commits to an exit plan as permitted under Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect that the adoption of this standard in 2003 will have a material impact on the Company’s financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others.” FIN No. 45 relates to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 is effective prospectively for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002.

On January 17, 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (Variable Interest Entities) and how to determine when and which business enterprise should consolidate the VIE (the Primary Beneficiary). The transitional disclosure requirements of FIN No. 46 take effect immediately and are required in all financial statements initially issued after January 31, 2003, if certain conditions are met. CTS does not have any variable interest entities, and therefore, FIN No. 46 will not impact its financial statements.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Reclassifications: Certain reclassifications have been made for the periods presented in the financial statements to conform to the classifications adopted in 2002.

NOTE B—Restructuring and Impairment Charges

In the third quarter of 2002, CTS recorded $18.3 million of pre-tax restructuring and impairment charges. The restructuring and impairment charges were incurred in order to effect operational improvements and related organizational realignments primarily in the Components and Sensors business segment.

Significant actions under the 2002 restructuring plan include operational improvements and organizational realignments involving the relocation of certain manufacturing operations from a leased facility to a CTS-owned facility in Tianjin, China; the relocation of engineering and design activities from a leased engineering and design facility in Chung-Li, Taiwan to other CTS-owned facilities; and the transfer of certain production processes from CTS’ Albuquerque, New Mexico facility to its Tianjin, China facility. Additionally, the charges reflect CTS’ decision to terminate all design activities related to new custom variations for Voltage Controlled Oscillators (VCO) and 9x11mm and 5x7mm Temperature Compensated Crystal Oscillators (TCXO). CTS will continue to manufacture existing designs of these products to satisfy current customer requirements. CTS completed substantially all of these restructuring actions by the end of 2002.

The restructuring charge of $5.0 million recorded in the third quarter of 2002 relates primarily to organizational realignment in the Components and Sensors business segment, and reductions in support staff for the design of new custom variations of certain VCO and TCXO product lines. Included in this amount is $4.6 million of severance costs associated with the separation of approximately 300 employees, of which approximately 250 employees had been severed as of December 31, 2002. Approximately 67% of the employees severed were salary and indirect employees and 33% were hourly production employees.

The following table displays the restructuring activity and restructuring reserve balances as of December 31, 2002 for actions initiated in 2002:

	Workforce	Other
	Reductions	Exit Costs	Total

	($ in millions)
Third quarter of 2002 charge	$4.6	$0.4	$5.0
Items paid or utilized in 2002	(3.4)	—	(3.4)

Reserve balance at December 31, 2002	$1.2	$0.4	$1.6

The 2002 restructuring plan also includes $12.5 million of asset impairment charges. Approximately $9.8 million of the impairment charge is the adjustment needed to recognize impairments resulting from the reduction in the remaining useful lives of certain manufacturing equipment following the decision to terminate the design of new custom variations of certain VCO and TCXO product lines. CTS will continue to manufacture existing designs of these products to satisfy current customer requirements. Approximately $2.1 million of the impairment charge relates to the write-off of leasehold improvements at its engineering and design facility in Taiwan and at its manufacturing facility in China. Approximately $0.2 million relates to impairment of certain intangible assets acquired in the 1999 acquisition of the Component Products Division of Motorola. The remaining $0.4 million impairment charge relates to adjustments to the estimated fair value of certain assets held for sale. Refer also to Note D, “Assets Held for Sale.”

CTS also recognized a pension plan curtailment loss of approximately $0.8 million in 2002, resulting from reduced employment levels as a result of the restructuring activities.

In 2001, CTS recorded $40.0 million of pre-tax restructuring and impairment charges, $14.0 million in the second quarter and $26.0 million in the fourth quarter. Plan actions were designed to permit the Company to operate more efficiently in the then-existing environment and, at the same time, position the Company for success when the economy improves. Major actions under the restructuring plan included closing its Chung-Li, Taiwan, manufacturing facility in the fourth quarter of 2001 and a decision to dispose of its Longtan, Taiwan, building. The plan also covered ceasing production at its Sandwich, Illinois; and Carlisle, Pennsylvania, facilities in 2002 and discontinuing the manufacture of intermediate frequency surface acoustical wave (IF SAW) filters. IF SAW filter production was stopped at the end of the second quarter of 2001. Amounts included in the Consolidated Statements of Earnings (Loss) relating to the manufacture of IF SAW filters were insignificant in 2001. The restructuring plan provided that production formerly completed at its Chung-Li, Taiwan; Sandwich, Illinois; and Carlisle, Pennsylvania, facilities be transferred to other existing CTS manufacturing locations. CTS has completed these consolidations and transfers in fiscal 2002.

The following table displays the restructuring activity for actions initiated in 2001:

	Workforce	Other
	Reductions	Exit Costs	Total

	($ in millions)
Second quarter charge	$6.4	$2.0	$8.4
Fourth quarter charge	3.2	0.4	3.6

Total 2001 restructuring charge	9.6	2.4	12.0
Items paid or utilized in 2001	(6.8)	(1.4)	(8.2)
Items paid or utilized in 2002	(2.8)	(1.0)	(3.8)

Reserve balance at December 31, 2002	$—	$—	$—

The restructuring charge recorded in 2001 included $12.0 million related to facility consolidations, including plant closures and product consolidations. Included in this amount is approximately $9.6 million of severance benefits associated with the separation of approximately 1,500 employees. Approximately 12% of the employees terminated were salary and indirect employees and 88% were hourly production employees. The $2.4 million of other exit costs consisted primarily of costs associated with the closing of the plants.

The restructuring plan also included $31.0 million of asset impairment charges. Approximately $26.9 million of the impairment charge was the adjustment needed to reduce certain assets held for sale to their estimated fair value. Refer also to Note D, “Assets Held for Sale.” An additional $1.2 million related to the write-off of leasehold improvements, primarily at its Chung-Li, Taiwan, manufacturing facility. The remaining $2.9 million related to impairment of certain intangible assets associated with obsolete products and technology acquired in the 1999 acquisition of the Component Products Division of Motorola.

CTS also recognized pension plan curtailment gains of approximately $3.0 million in 2001 resulting from plant closures under the restructuring plan.

Also during 2002 and 2001, CTS recorded in cost of sales $1.3 million and $10.7 million, respectively, of restructuring-related, one-time charges, consisting primarily of inventory write downs, equipment relocation and other employee-related costs.

Note C—Intangible Assets

Effective January 1, 2002, CTS adopted the provisions of FAS No. 142, “Goodwill and Other Intangibles.” CTS had no transitional effect of adopting this statement. CTS has the following intangible assets, all relating to the Components and Sensors business segment, as of December 31:

	2002		2001

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
($ in thousands)	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Customer lists	$36,405	$(4,003)	$36,405	$(2,763)
Patents	10,319	(3,465)	10,319	(2,388)
Technology	12,014	(11,891)	12,014	(10,164)
Other	300	(269)	300	(232)

Total	59,038	(19,628)	59,038	(15,547)
Unamortized goodwill	513	—	513	—

Total intangibles	$59,551	$(19,628)	$59,551	$(15,547)

CTS recorded amortization expense of $3.9 million, $6.8 million and $5.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. The decrease in amortization expense in 2002, as compared to 2001, primarily results from the impairments recorded by CTS in connection with its 2001 and 2002 restructuring actions. CTS estimates amortization expense of $2.4 million in 2003, and $2.3 million each in 2004 through 2007. Goodwill amortization was deminimous in prior years.

Note D—Assets Held for Sale

Assets held for sale at December 31, 2002 are comprised of facilities, primarily the Longtan, Taiwan, building, production equipment for the 3.2x5mm TCXO production line, and other machinery and equipment that has been removed from service and is to be disposed of pursuant to the Company’s restructuring activities (refer also to Note B, “Restructuring and Impairment Charges”). The assets are held by the Components and Sensors business segment. These assets are recorded at amounts not in excess of what management currently expects to receive upon sale, less cost of disposal; however, the amounts the Company will ultimately realize are dependent on numerous factors, some of which are beyond management’s ability to control, and could differ materially from the amounts currently recorded.

The Company has entered into a definitive agreement to sell the production equipment from its 3.2x5mm TCXO production line. CTS expects the sale to be completed in the first quarter of 2003 at no gain or loss.

During the fourth quarter of 2001, CTS completed an assessment of the carrying value of its assets in light of then-existing and expected market conditions. The review highlighted certain assets for which no production demand or use existed or was forecasted to exist before economic obsolescence of the asset. Such assets have been removed from service. An impairment loss was recorded to reduce these assets to their then-estimated fair value. The Company routinely monitors the estimated value of all assets held for sale and records adjustments to these values as required. During the third quarter of 2002, CTS reduced their estimate of the fair value of these assets by an additional $0.4 million. During 2002, CTS sold machinery and equipment classified as assets held for sale for approximately $1.6 million, which approximated the carrying value of these assets held for sale.

NOTE E—Debt

Long-term debt was comprised of the following at December 31:

($ in thousands)	2002	2001

Revolving credit agreement, average interest rate of 3.95% (2002) and 4.77% (2001), due in 2003	$28,350	$54,000
Term loans at 5.5% (2001)	—	56,513
Industrial revenue bonds at a weighted-averaged rate of 7.5%, due in 2013	42,000	42,000
Convertible, subordinated debt at a weighted- averaged rate of 6.5%, due in 2007	25,000	—

	95,350	152,513
Less current maturities	28,350	27,500

Total long-term debt	$67,000	$125,013

The debt matures as follows: 2003 — $28.4 million, 2007 — $25.0 million, thereafter — $42.0 million.

In October 2002, CTS amended its credit agreement with its existing nine banks. The agreement consists of a revolving credit facility commitment totaling $85 million which expires in December 2003.

The credit agreement categorized all existing debt on December 20, 2001, as senior to any future debt. The debt is collaterized by substantially all U.S. assets and a pledge of 65% of the stock of certain non-U.S. subsidiaries. Interest rates on these borrowings fluctuate based upon LIBOR. CTS pays a fixed commitment fee of 0.50 percent per annum on the undrawn portion of the revolving credit agreement. The credit agreement requires, among other things, that CTS maintain a minimum net worth, a minimum fixed charge coverage ratio and a maximum leverage ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the credit agreement. Additionally, the credit agreement limits the amount allowed for dividends, capital expenditures and acquisitions and requires the proceeds of all asset sales be applied against outstanding borrowings. Furthermore, it requires repayment in an amount of 90% of excess cash flow, as defined therein.

While CTS management currently expects to be in compliance with all financial covenants through December 31, 2003, there can be no assurance of this since certain factors, such as forecasted future operating results, are dependent upon events, some of which are beyond CTS’ ability to control. If CTS is unable to comply with the financial covenants, it will seek to obtain amendments or waivers from the lenders and/or identify other sources of liquidity such as raising additional capital and/or the sale of certain assets, including assets held for sale.

Debt relating to the industrial revenue bonds was assumed in connection with the acquisition of the Component Products Division of Motorola in 1999, and is collateralized by the land, building and equipment acquired with the bonds.

In April 2002, the Company issued $25 million of five-year, 6.5% convertible, subordinated debentures. These debentures are unsecured and convert into CTS common stock at a conversion price of $20.05 per share. At any time after the three-year anniversary of the issue date, the purchasers may accelerate the maturity of the debentures. CTS also has the right after such three-year anniversary and under certain circumstances, to force conversion of the debentures into common stock.

CTS also had unsecured line of credit arrangements of $16,338 and $21,817 at December 31, 2002 and 2001, respectively. These arrangements are generally subject to annual renewal and renegotiations, and may be withdrawn at the banks’ option.

NOTE F—Stock Plans

At December 31, 2002, CTS had five stock-based compensation plans. CTS applies APB Opinion No. 25 in determining compensation costs for its plans. Had compensation cost for CTS’ fixed, stock-based compensation plans been determined based on the fair value method, as defined in FAS No. 123, CTS’ net earnings (loss) and net earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

($ in thousands, except per share amounts)		2002	2001	2000

Net earnings (loss)	As reported	$(17,850)	$(45,375)	$83,802
	Pro forma	$(20,913)	$(48,029)	$81,914
Net earnings (loss) Per share—diluted	As reported	$(0.54)	$(1.61)	$2.92
	Pro forma	$(0.63)	$(1.70)	$2.86

The weighted-average fair value of each option grant (which is amortized over the option vesting period for purposes of determining the pro forma impact) is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
	Grants	Grants	Grants

Dividend yield	1.48%	0.52%	0.23%
Expected volatility	214.65%	74.87%	33.17%
Risk-free interest rate	2.87%	4.51%	5.12%
Expected life	4.4 years	4.6 years	5.1 years

CTS has two plans, the 1996 Stock Option Plan (1996 Plan) and the 2001 Stock Option Plan (2001 Plan), which provide for grants of incentive stock options or nonqualified stock options to officers, key employees and nonemployee members of CTS’ board of directors. Options are granted at the fair market value on the grant date and are exercisable in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. The following table summarizes the status of these plans as of December 31, 2002:

	2001 Plan	1996 Plan

Options originally available	2,000,000	1,200,000
Options outstanding	808,875	509,350
Options exercisable	105,800	278,300

During 1997, CTS granted to certain officers and key employees 2,400,000 options to acquire common shares. These options were fully vested and are exercisable through December 31, 2003. Of the 2,400,000 options granted under the nonqualified plan, 242,564 were exercisable at December 31, 2002.

A summary of the status of stock options as of December 31, 2002, 2001 and 2000, and changes during the years ended on those dates, is presented below:

	2002		2001		2000

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	1,287,939	$23.69	1,736,197	$17.53	2,103,460	$12.61
Granted	448,500	8.10	724,800	22.92	193,500	51.44
Exercised	—	—	(1,017,633)	10.59	(533,813)	9.64
Expired or canceled	(175,650)	27.55	(155,425)	36.48	(26,950)	33.79

Outstanding at end of year	1,560,789	$18.74	1,287,939	$23.69	1,736,197	$17.53

Options exercisable at end of year	626,664		452,614		1,341,497
Weighted-average fair value of options granted during the year		$7.22		$12.79		$19.14

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
Range of	Number	Remaining	Average	Number	Average
Exercise	Outstanding	Contractual	Exercise	Exercisable	Exercise
Prices	at 12/31/02	Life (Years)	Price	at 12/31/02	Price

$7.70 - 10.42	641,314	6.34	$8.73	242,564	$10.42
13.85 - 18.90	283,600	4.80	14.78	122,900	14.56
22.60 - 33.63	486,875	7.95	25.14	186,300	27.83
35.97 - 50.00	143,500	7.64	47.85	71,000	48.48
55.06 - 79.25	5,500	7.08	63.40	3,900	64.73

CTS has a discretionary Restricted Stock and Cash Bonus Plan (Plan) which originally reserved 2,400,000 shares of CTS’ common stock for sale, at market price or below, or award to key employees. Under the plan, 236,000 shares were available for award or sale as of December 31, 2002. Shares sold or awarded are subject to restrictions against transfer and repurchase rights of CTS. In general, restrictions lapse at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award, or the excess of the fair market value over the original purchase price if the shares were purchased. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale. CTS recorded income of $0.9 million, $0.6 million, and $0.1 million in 2002, 2001 and 2000, respectively, under the formula provisions of the Plan which are based on the fair market value of a share of common stock.

CTS has a Stock Retirement Plan for Nonemployee Directors. This retirement plan provides for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. Under this plan, the amount of compensation expense was $0.1 million in 2002 and 2001 and $0.2 million in 2000.

NOTE G—Employee Retirement Plans

Defined benefit plans

CTS has a number of noncontributory defined benefit pension plans (Pension Plans) covering approximately 29% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees’ compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies. CTS plans to continue funding premiums on a pay-as-you-go basis.

The following provides a reconciliation of benefit obligations, plan assets, and the funded status of the Pension Plans and other postretirement benefits:

	Pension		Other
	Plans		Postretirement Benefits

($ in thousands)	2002	2001	2002	2001

Change in benefit obligation:
Benefit obligation at January 1	$162,585	$155,711	$4,529	$4,196
Service cost	6,059	6,527	33	40
Interest cost	11,467	11,333	318	305
Curtailment gains	(2,275)	(4,742)	—	—
Actuarial (gain) loss	(1,448)	1,929	246	266
Benefits paid	(8,941)	(8,173)	(288)	(278)

Benefit obligation at December 31	$167,447	$162,585	$4,838	$4,529

Change in plan assets:
Assets at fair value at January 1	$264,709	$303,090	$—	$—
Actual return on assets	(32,730)	(30,893)	—	—
Company contributions	656	1,118	288	278
Benefits paid	(8,941)	(8,173)	(288)	(278)
Administrative and other	(1,259)	(433)	—	—

Assets at fair value at December 31	$222,435	$264,709	$—	$—

Reconciliation of prepaid (accrued) cost:
Funded status of the plans	$54,988	$102,124	$(4,838)	$(4,529)
Unrecognized net (gain) loss	56,625	(5,939)	80	(165)
Unrecognized prior service cost	5,653	7,064	7	7
Unrecognized transition asset	(1,244)	(1,053)	—	—

Prepaid (accrued) cost, net	$116,022	$102,196	$(4,751)	$(4,687)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets:

Prepaid pension asset	$120,277	$102,196	$—	$—
Other accrued liabilities	(410)	—	(322)	(250)
Other long-term obligations	(4,521)	—	(4,429)	(4,437)
Accumulated other comprehensive loss	676	—	—	—

	$116,022	$102,196	$(4,751)	$(4,687)

The Pension Plans included above with accumulated benefit obligations in excess of assets had accumulated benefit obligations of $9.8 million, projected benefit obligations of $11.4 million and plan assets of $4.9 million at December 31, 2002.

Net pension (income)/postretirement expense in 2002, 2001 and 2000 includes the following components:

	Pension Plans			Other Postretirement Benefits

($ in thousands)	2002	2001	2000	2002	2001	2000

Service cost-benefits earned during the year	$6,059	$6,527	$6,303	$33	$40	$38
Interest cost on projected benefit obligation	11,467	11,333	10,641	318	305	297
Curtailment (gains) loss	768	(2,958)	—	—	—	—
Expected return on plan assets	(29,786)	(28,448)	(26,873)	—	—	—
Net amortization and deferral	(2,543)	(3,368)	(4,598)	1	—	(1)

Net (income) expense	$(14,035)	$(16,914)	$(14,527)	$352	$345	$334

Actuarial assumptions as of December 31:
Discount rate	6.75%	7.25%	7.50%	6.75%	7.25%	7.50%
Expected return on plan assets (1)	9.00%	9.75%	9.75%	—	—	—
Rate of compensation increase	4%-6%	5%-7%	5%-7%	—	—	—

(1)	Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

The 2002 and 2001 pension curtailment loss and gains resulted from plant closings and reductions in employment levels that occurred as part of the restructuring actions.

The majority of U.S. defined benefit pension plan assets are invested in common stock, including approximately $11 million and $23 million in CTS common stock at December 31, 2002 and 2001, respectively. The balance is invested in corporate bonds, U.S. government backed mortgage securities and bonds, asset backed securities, a private equity fund, non-U.S. corporate bonds and convertible issues.

Defined contribution plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Additionally, CTS sponsors several other defined contribution plans covering certain non-U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee’s annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $3.0 million in 2002, $3.7 million in 2001 and $4.1 million in 2000.

NOTE H—Income Taxes

Earnings (loss) from continuing operations before income taxes consist of the following:

($ in thousands)		2002	2001	2000

Domestic		$(8,670)	$(54,700)	$39,568
Non-U.S		(15,130)	(5,791)	77,559

	Total	$(23,800)	$(60,491)	$117,127

Significant components of income tax provision (benefit) are as follows:

($ in thousands)	2002	2001	2000

Current:
Federal	$—	$—	$1,158
State	368	259	619
Non-U.S	4,484	9,162	27,941

Total current	4,852	9,421	29,718
Deferred:
Federal	(7,834)	(16,622)	4,604
State	(1,275)	(3,077)	597
Non-U.S	(1,693)	(4,838)	(2,123)

Total deferred	(10,802)	(24,537)	3,078

Total provision (benefit) for income taxes	$(5,950)	$(15,116)	$32,796

Significant components of CTS’ deferred tax liabilities and assets at December 31, 2002 and 2001 are:

($ in thousands)	2002	2001

Pensions	$44,018	$38,439
Depreciation	5,834	4,941
Basis difference-acquired assets	1,281	1,981
Other	313	475

Gross deferred tax liabilities	51,446	45,836

Postretirement benefits	1,659	1,810
Inventory items	3,512	7,377
Loss carryforwards	43,912	15,851
Credit carryforwards	2,509	6,639
Nondeductible accruals	9,588	14,307
Nonrecurring compensation charge	572	572
Restructuring and asset impairment	8,437	11,072
Other	12,150	12,249

Gross deferred tax assets	82,339	69,877

Net deferred tax assets	30,893	24,041

Deferred tax asset valuation allowance	(2,379)	(6,708)

Total	$28,514	$17,333

During 2002, the valuation allowance was decreased as a result of an election to deduct certain foreign taxes for U.S. purposes, rather than claiming them as credits, and increased for valuation allowances provided in certain foreign taxing jurisdictions.

The overall effective income tax rate (expressed as a percentage of income before income taxes) varied from the U.S. statutory income tax rate as follows:

	2002	2001	2000

Taxes at the U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	2.5%	3.0%	0.7%
Non-U.S. income taxed at rates different than the U.S. statutory rate	(25.1)%	(14.1)%	(2.0)%
Tax exempt earnings	4.1%	—	(1.2)%
Benefit of scheduled tax credits and adjustment of valuation allowance	7.4%	0.8%	(1.3)%
Other	1.1%	0.3%	(3.2)%

Provision for income taxes	25.0%	25.0%	28.0%

Undistributed earnings of certain non-U.S. subsidiaries amounted to approximately $168 million at December 31, 2002. Prior year earnings are intended to be invested indefinitely and, accordingly, no provision has been made for non-U.S. withholding taxes. In the event all undistributed earnings were remitted, approximately $8 million of withholding tax would be imposed.

CTS qualifies for income tax holidays in certain taxing jurisdictions. As a result, certain earnings of CTS are subject to tax at reduced rates for a specified period of time. These tax holidays, unless extended, are scheduled to expire in 2004.

No valuation allowance was recorded in 2002 related to the U.S. net operating loss carryforwards of $102 million expiring in 2021 - 2022. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for the years 2003 through 2007. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communications components product lines consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. The projections resulted in the net operating losses being utilized no later than 2007. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits from its U.S. net operating loss carryforwards.

CTS had non-U.S. net operating loss carryforwards of $41 million. Of this amount, approximately $31 million expires 2006-2007. The remainder has an unlimited carryforward period.

NOTE I—Business Segments

FAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires companies to provide certain information about their operating segments. At the beginning of the fourth quarter of 2002, the Company renamed the reportable business segments and realigned the product lines included in each segment to reflect changes in its organizational structure and the manner that results are evaluated and resources allocated by the chief operating decision maker. All segment data included in these financial statements reflects the reportable business segments adopted in 2002. CTS has two reportable business segments: 1) Components and Sensors and 2) Electronics Manufacturing Services (EMS).

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; wireless components used in cellular handsets; quartz crystals and oscillators used in the communications and computer markets; low temperature cofired ceramics (LTCC) used in global positioning systems (GPS) and electronic substrates used in various communications and automotive applications; pointing sticks/cursor controls for computers and games for the computer market; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. EMS also includes design of interconnect systems and complex backplanes, global supply-chain management services and related manufacturing and design services as may be required by the customer.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon operating earnings before interest and income taxes.

Summarized financial information concerning CTS’ reportable segments, including reclassification of prior years, is shown in the following table:

	Components
($ in thousands)	& Sensors	EMS	Total

2002
Net sales to external customers	$270,919	$186,885	$457,804
Segment operating earnings (loss)	(5,927)	10,790	4,863
Total assets	419,628	70,404	490,032
Depreciation and amortization	40,553	2,820	43,373
Capital expenditures	$12,298	$535	$12,833
2001
Net sales to external customers	$366,096	$211,558	$577,654
Segment operating earnings (loss)	(8,231)	10,457	2,226
Total assets	498,482	69,449	567,931
Depreciation and amortization	49,050	2,624	51,674
Capital expenditures	$70,195	$7,459	$77,654
2000
Net sales to external customers	$626,288	$240,235	$866,523
Segment operating earnings	108,171	20,459	128,630
Total assets	560,051	112,878	672,929
Depreciation and amortization	42,356	1,969	44,325
Capital expenditures	$111,524	$7,692	$119,216

Reconciling information between reportable segments’ operating earnings and CTS’ consolidated pre-tax income (loss) is shown in the following table:

($ in thousands)	2002	2001	2000

Total segment operating earnings	$4,863	$2,226	$128,630
Restructuring, asset impairment and related one-time charges — Components & Sensors	(19,498)	(50,210)	—
Restructuring, asset impairment and related one-time charges — EMS	(134)	(505)	—
Interest expense	(10,240)	(12,775)	(13,050)
Interest income	396	744	846
Other income	813	29	701

Earnings (loss) before income taxes	$(23,800)	$(60,491)	$117,127

Financial information relating to CTS’ operations by geographic area was as follows:

($ in thousands)	2002	2001	2000

Net Sales
United States	$199,982	$246,653	$414,571
United Kingdom	125,252	154,466	158,018
China	80,615	87,038	145,609
Singapore	21,330	35,487	38,611
Taiwan	10,424	38,519	84,166
Other non-U.S	20,201	15,491	25,548

Consolidated net sales	$457,804	$577,654	$866,523

Sales are attributed to countries based upon the origin of the sale.

($ in thousands)	2002	2001	2000

Long-Lived Assets
United States	$58,017	$74,451	$109,134
China	55,723	68,633	29,829
Taiwan	21,265	20,086	42,724
United Kingdom	17,967	20,993	18,390
Singapore	14,856	25,154	21,136
Other non-U.S	3,939	4,581	3,648

Consolidated long-lived assets	$171,767	$213,898	$224,861

The Components and Sensors business segment revenues from Motorola represent $38.6 million, or 14%, $84.3 million, or 23%, and $180.4 million, or 29%, of the segment’s revenue for the years ended December 31, 2002, 2001 and 2000, respectively. The EMS business segment revenues from Hewlett-Packard, which acquired Compaq in May 2002, represent $150.4 million, or 80%, of the segment’s revenue for the year ended December 31, 2002. The EMS business segment revenues from Compaq represent $160.2 million, or 76%, and $177.6 million, or 74%, of the segment’s revenue for the years ended December 31, 2001 and 2000, respectively.

NOTE J—Capital Stock

CTS adopted a Rights Plan on August 28, 1998. The Rights Plan was implemented by declaring a dividend, distributable to shareholders of record on September 10, 1998, of one common share purchase right (Right) for each outstanding share of common stock held at the close of business on that date. Each Right under the Rights Plan will initially entitle registered holders of common stock to purchase one one-hundredth of a share of CTS’ Series A Junior Participating Preferred Stock for a purchase price of $125, subject to adjustment. The Rights will be exercisable only if a person or group (1) acquires or obtains the right to acquire 15% or more of the common stock or (2) announces a tender offer that would result in any person or group acquiring beneficial ownership of 15% or more of the outstanding common stock. The Rights are redeemable for $0.01 per Right (subject to adjustment) at the option of the Board of Directors. Until a Right is exercised, the holder of the Right, as such, has no rights as a shareholder of CTS. The Rights will expire on August 27, 2008, unless redeemed or exchanged by CTS prior to that date.

NOTE K—Treasury Stock

Common stock held in treasury at December 31, 2002 totaled 16,618,373 shares with a cost of $254.1 million, compared to 17,630,192 shares with a cost of $270.5 million at December 31, 2001.

During 2000, CTS repurchased 190,000 of its common stock under a common stock repurchase plan previously authorized by the Board of Directors. The remaining shares authorized for repurchase were approximately 240,000 shares at December 31, 2002. There can be no assurance as to the number of shares CTS may repurchase or the timing of such purchases.

NOTE L—Contingencies

Certain processes in the manufacture of CTS’ current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party (PRP) regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations or cash flows of CTS.

Certain claims are pending against CTS with respect to matters arising out of the ordinary conduct of its business. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made by insurance, accruals or otherwise, or the ultimate anticipated costs resulting will not materially affect CTS’ consolidated financial position or results of operations.

In one case, a claim made by one business unit of a major customer regarding a possible performance-related issue with a particular product is pending. In the opinion of management, CTS is not responsible for the customer’s performance-related issue associated with its application of the CTS product which met or exceeded all of the customer’s specifications. CTS and the customer are in discussions to resolve the issue. If CTS is unable to resolve this claim in a manner that is acceptable to both parties, it is possible that future revenues could be reduced and that could have a material adverse effect on CTS’ results of operations.

In 1999, CTS acquired certain assets and liabilities of the Component Products Division of Motorola. The acquisition was accounted for under the purchase method of accounting. As part of the purchase agreement, CTS may be obligated to pay additional amounts.  No amounts are due to Motorola in 2003 for 2002 under the agreement. CTS does not expect to make a material payment under this agreement in 2004 for 2003, the final year. The maximum remaining potential payment under the acquisition agreement was $17.4 million at December 31, 2002.

NOTE M—Leases

CTS incurred approximately $7.4 million of rent expense in 2002, $6.1 million in 2001, and $4.8 million in 2000. The future minimum lease payments under the Company’s operating leases are $5.9 million in 2003, $5.9 million in 2004, $5.3 million in 2005, $4.4 million in 2006, $3.5 million in 2007 and $6.5 million thereafter.

In 2001, CTS sold certain manufacturing equipment and the Company’s aircraft for $15.5 million, which approximated the net book value of the assets. These assets were subsequently leased back by the Company. The leases are considered operating leases as defined by FAS No. 13, “Accounting for Leases.”

NOTE N—Earnings Per Share

FAS No. 128, “Earnings per Share,” requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations. The following table shows the potentially dilutive securities which have been excluded from the 2002 and 2001 diluted loss per share calculation because their effect would reduce the loss per share:

	Year ended
	December 31,

(Number of shares in thousands)	2002	2001

Securities issuable in connection with stock purchase plans (1)	232	285
Stock options where the exercise price exceeds the average market price of common shares during the period	1,185	662
Stock options where the exercise price is below the average market price of common shares during the period which would be anti-dilutive	50	388
Securities related to the subordinated convertible debt	935	—

(1)	Includes 153 shares of CTS common stock to be issued to the former DCA shareholders who have not yet tendered their stock certificates for exchange at December 31, 2002.

The calculation below provides net earnings, average common shares outstanding and the resultant earnings per share for both basic and diluted EPS for the year ended December 31, 2000.

	Net	Shares
($, except per share amounts,	Earnings	(In thousands)	Per Share
in thousands)	(Numerator)	(Denominator)	Amount

2000
Basic EPS	$83,802	27,623	$3.03
Effect of Dilutive Securities:
Stock Options		651
Other		401

Diluted EPS	$83,802	28,675	$2.92

Shareholder Information
(In thousands of dollars except per share data)

Quarterly Results of Operations
(Unaudited)

			Operating	Net
	Net	Gross	Earnings	Earnings
	Sales	Margins	(Loss)	(Loss)

2002
1st quarter (a)	$112,593	$22,678	$228	$(1,901)
2nd quarter (b)	117,725	21,109	(1,475)	(2,673)
3rd quarter (c)	110,944	23,885	(16,499)	(13,821)
4th quarter	116,542	23,357	2,977	545
	$457,804	$91,029	$(14,769)	$(17,850)
2001
1st quarter	$176,988	$40,565	$5,765	$1,697
2nd quarter (d)	143,723	22,878	(19,685)	(17,173)
3rd quarter (e)	131,153	28,602	(886)	(2,890)
4th quarter (f)	125,790	19,246	(33,683)	(27,009)
	$577,654	$111,291	$(48,489)	$(45,375)

Per Share Data
(Unaudited)

			Dividends	Net Earnings (Loss)
	High (g)	Low (g)	Declared	Basic	Diluted

2002
1st quarter (a)	$17.60	$12.90	$0.03	$(0.06)	$(0.06)
2nd quarter (b)	19.56	10.80	0.03	(0.08)	(0.08)
3rd quarter (c)	12.50	4.30	0.03	(0.41)	(0.41)
4th quarter	9.00	3.65	0.03	0.02	0.02
			$0.12	$(0.54)	$(0.54)
2001
1st quarter	$47.88	$19.70	$0.03	$0.06	$0.06
2nd quarter (d)	28.96	18.00	0.03	(0.62)	(0.62)
3rd quarter (e)	24.00	13.49	0.03	(0.10)	(0.10)
4th quarter (f)	18.00	13.62	0.03	(0.93)	(0.93)
			$0.12	$(1.61)	$(1.61)

(a)	The first quarter 2002 results include customer reimbursements for expenses incurred in previous quarters of approximately $3.1 million pre-tax, $2.3 million after-tax, or $0.07 per diluted share, and restructuring related one-time charges of $0.8 million pre-tax, $0.6 million after-tax, or $0.02 per diluted share.

(b)	The second quarter 2002 results include restructuring related one-time charges of $0.4 million pre-tax, $0.3 million after-tax, or $0.01 per diluted share.

(c)	The third quarter 2002 results include restructuring and related one-time charges of $18.5 million pre-tax, $13.8 million after-tax, or $0.41 per diluted share.

(d)	The second quarter 2001 results include restructuring and related one-time charges of $19.4 million pre-tax, $14.6 million after-tax, or $0.53 per diluted share.

(e)	The third quarter 2001 results include customer reimbursements for expenses incurred in previous quarters of approximately $2.5 million pre-tax, $1.9 million after-tax, or $0.06 per diluted share, and restructuring related one-time charges of $0.8 million pre-tax, $0.6 million after-tax, or $0.02 per diluted share.

(f)	The fourth quarter 2001 results include restructuring and related one-time charges of $28.4 million pre-tax, $21.3 million after-tax, or $0.73 per diluted share.

(g)	The market prices of CTS common stock presented reflect the highest and lowest prices on the New York Stock Exchange for each quarter of the last two years.

CTS CORPORATION

Five-Year Summary
(In thousands of dollars except per share and other data)

		% of		% of		% of		% of		% of
	2002	Sales	2001	Sales	2000	Sales	1999	Sales	1998	Sales

Summary of Operations
Net sales	$457,804	100.0	$577,654	100.0	$866,523	100.0	$677,076	100.0	$370,441	100.0
Cost of goods sold	366,775	80.1	466,363	80.7	605,598	69.9	471,543	69.6	255,844	69.1
Selling, general and administrative expenses	59,467	13.0	80,214	13.9	94,501	10.9	80,866	12.0	51,300	13.8
Research and development expenses	24,118	5.3	32,762	5.7	32,583	3.8	25,348	3.8	13,387	3.6
Acquired in-process research and development (IPR&D)	—	—	—	—	—	—	12,940	1.9	—	—
Amortization of intangible assets	3,870	0.8	6,765	1.2	5,211	0.6	3,583	0.5	302	0.1
Restructuring and impairment charges	18,343	4.0	40,039	6.9	—	—	—	—	—	—
Operating earnings (loss)	(14,769)	(3.2)	(48,489)	(8.4)	128,630	14.8	82,796	12.2	49,608	13.4
Other expense—net	(9,031)	(2.0)	(12,002)	(2.1)	(11,503)	(1.3)	(8,741)	(1.3)	(167)	(0.1)
Earnings (loss) before income taxes	(23,800)	(5.2)	(60,491)	(10.5)	117,127	13.5	74,055	10.9	49,441	13.3
Income tax expense (benefit)	(5,950)	(1.3)	(15,116)	(2.6)	32,796	3.8	22,587	3.3	15,368	4.1
Earnings (loss) from continuing operations	(17,850)	(3.9)	(45,375)	(7.9)	84,331	9.7	51,468	7.6	34,073	9.2
Discontinued operations:
Net earnings (loss) from discontinued operations	—	—	—	—	(529)	—	—	—	3,401	0.9
Net earnings (loss)	(17,850)	(3.9)	(45,375)	(7.9)	83,802	9.7	51,468	7.6	37,474	10.1
Retained earnings—beginning of year	276,988		325,850		245,414		197,285		163,169
Dividends declared	(4,053)		(3,487)		(3,366)		(3,339)		(3,358)
Retained earnings—end of year	$255,085		$276,988		$325,850		$245,414		$197,285
Earnings (loss) per share:
Basic:
Continuing operations	$(0.54)		$(1.61)		$3.05		$1.87		$1.22
Discontinued operations	—		—		(0.02)		—		0.12
Net earnings (loss) per share	$(0.54)		$(1.61)		$3.03		$1.87		$1.34
Diluted:
Continuing operations	$(0.54)		$(1.61)		$2.94		$1.80		$1.17
Discontinued operations	—		—		(0.02)		—		0.11
Net earnings (loss) per share	$(0.54)		$(1.61)		$2.92		$1.80		$1.28
Average basic shares outstanding (000’s)	33,148		28,231		27,623		27,498		28,028
Average diluted shares outstanding (000’s)	33,148		28,231		28,675		28,589		29,228
Cash dividends per share	$0.12		$0.12		$0.12		$0.12		$0.12
Capital expenditures	12,833		77,654		119,216		32,896		21,330
Depreciation and amortization	43,373		51,674		44,325		33,907		19,155
Financial Position at Year End
Current assets	$152,334		$200,674		$305,696		$254,297		$117,683
Current liabilities	134,556		153,857		202,891		154,461		82,377
Current ratio	1.1 to 1		1.3 to 1		1.5 to 1		1.6 to 1		1.4 to 1
Working capital	$17,778		$46,817		$102,805		$99,836		$35,306
Inventories	36,262		50,149		104,316		78,942		33,322
Property, plant and equipment—net	148,632		191,958		224,861		139,692		68,086
Total assets	490,032		567,931		672,929		522,652		293,189
Short-term notes payable	—		—		7,397		7,428		—
Long-term debt	67,000		125,013		178,000		162,000		42,000
Long-term obligations, including long-term debt	78,501		132,287		189,069		176,164		59,828
Shareholders’ equity	265,020		242,873		246,357		164,764		123,839
Common shares outstanding (000’s)	34,101		30,902		27,781		27,462		27,243
Equity (book value) per share	$7.77		$7.86		$8.87		$6.00		$4.55
Other Data
Stock price range	$3.65-$19.56		$47.88-$13.49		$82.75-$31.50		$86.25-20.44		$21.94-$11.82
Number of employees	5,313		5,837		9,008		7,662		4,105
Number of shareholders at year end	1,585		1,549		1,492		1,498		1,379

CTS CORPORATION