Form 10-K, Exhibit 13
period 2003-12-31
CTS CORP
filed 2004-02-20
CIK 26058

CTS Corporation
Form 10-K 2003

EXHIBIT (13)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2001-2003)

Overview

CTS is a global manufacturer of components and sensors to the automotive, communications and computer markets. The Company also offers specialized electronic manufacturing, design and supply-chain services to industrial, communications and computing infrastructure OEMs. Sales and marketing is accomplished through CTS sales engineers, independent manufacturers’ representatives and distributors. Total sales in 2003 of $463 million were reported through two business segments, Components and Sensors and Electronics Manufacturing Services (EMS), which represent 55% and 45% of CTS’ total sales in 2003, respectively.

In 2003, the Company experienced a year-to-year sales increase and returned to full-year profitability for the first time in two years. During this period, the Company focused on three key priorities: (1) increasing net earnings even at current sales volumes; (2) strengthening the balance sheet; and (3) developing new sources of revenue to drive future growth. During 2003, CTS saw an upturn in some of its served markets especially late in the year. Additionally, CTS saw continued progress in growth initiatives which include new automotive platform positions and precision frequency products for the communications infrastructure market.

As discussed in more detail throughout the MD&A:

•	After two years of significant decline, CTS’ revenues increased by 1% during 2003 compared to 2002. This followed a sales decline of 21% during 2002. Sales increased $5.2 million in 2003. However, sales growth in 2003 was impacted by our decision, announced late in 2002, to go end-of-life in certain low margin products. Sales of these end-of-life products declined substantially between 2002 and 2003. Included in net sales were end-of-life product sales of $6.7 million in 2003 and $22.9 million in 2002.

•	Gross margins were 21% and 20% during 2003 and 2002, respectively. The steady improvement in 2003 and 2002 resulted primarily from cost reduction and restructuring initiatives, including the consolidation of certain operations into Asia. Margin improvement was partially offset by the increase in sales for our EMS business segment relative to the total sales. EMS margins are generally lower than the margins in Components and Sensors. However, it should be noted that the investment intensity in EMS also tends to be lower; and, as a result, the expectations for return on assets are comparable in both segments.

•	The Company also continued to reduce selling, general and administrative and research and development expenses through restructuring initiatives.

•	The pre-tax cost of business restructuring, asset impairment and related one-time charges was $4.6 million, $19.6 million and $50.7 million during 2003, 2002, and 2001, respectively.

•	Net earnings of $12.6 million in 2003 followed losses of $17.9 million and $45.4 million in 2002 and 2001 respectively.

•	Debt balances were $75.9 million at the end of 2003, versus $95.4 million in 2002. Funds used to reduce debt were generated primarily from equity placements. Interest expense decreased over the last two years, benefiting primarily from the lower debt balances. Interest expense was $7.7 million in 2003, $10.2 million in 2002 and $12.8 million in 2001.

Outlook

CTS expects continued improvement in financial results in 2004 based on sales growth and operational improvements.

•	Sales are expected to grow in the 3 - 6% range in 2004 due primarily to improved shipments of automotive and EMS products.

•	Net earnings are expected to improve in 2004 from increased volumes and additional expense reductions. Gross margins are anticipated to improve up to one percentage point primarily due to a reduction in depreciation of approximately $4 million. Pension income is expected to decline further in 2004. However, the decrease will be partially offset by an anticipated gain on the sale of excess land in Canada. In addition, CTS expects interest expense will decrease approximately $1 million in 2004 primarily due to lower outstanding debt balances. As a result, 2004 earnings per share is expected to be in the $0.40 - $0.44 range.

These forward-looking statements are based on management’s expectations, certain assumptions and currently available information. Actual results may differ materially from those reflected in the forward-looking statements due to a variety of geopolitical, economic, health, industry and other factors which could affect the Company’s operating results, liquidity and financial condition.

Critical Accounting Policies

CTS management’s discussion and analysis is based on its consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. CTS evaluates its estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances. Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

CTS’ served markets are characterized by rapid technological change and frequent new product introductions and enhancements. These characteristics, along with global economic conditions, are risks that require management judgement when determining appropriate accounting decisions. Management believes that judgement and estimates related to the following critical accounting policies could materially affect its consolidated financial statements:

Estimating inventory valuation, the allowance for doubtful accounts and other accrued liabilities

CTS management makes estimates of the carrying value of its inventory based upon historical usage, new product introductions and projected customer purchase levels. The ever-changing technology environment of the served markets affects these estimates. Similarly, management makes estimates of the collectability of its accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Finally, CTS is involved in litigation in the normal course of business and is regulated under a number of environmental and safety laws. Accruals for known exposures are established based on management’s best estimate after considering the advice of legal counsel.

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

Most assets identified for impairment are taken out of service and held for sale. In those instances where impaired assets remain in service, it generally is the result of a significant reduction in the estimated remaining useful life of the asset. The Company routinely reviews all assets held for sale and adjusts the carrying value as necessary. CTS is taking measures it considers appropriate to sell these assets at amounts approximating the recorded fair values; however, there are no assurances that CTS will be able to sell the assets for these amounts.

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

No valuation allowance was recorded in 2003 against the U.S. net deferred tax assets including the U.S. net operating loss carryforward asset of $47 million expiring in 2021-2023. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2004 through 2010. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communications components product lines consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits of its U.S. net deferred tax assets.

In the event that actual results differ from these estimates in future periods, CTS may need to establish an additional valuation allowance or reduce the valuation allowance, which could materially impact the results of operations and financial position.

The annual effective income tax rate is based on CTS’ current legal organization and forecasted earnings in the various taxing jurisdictions in which the Company operates. Changes in CTS’ legal organization, the amount or the location of global earnings could impact its future effective income tax rate.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and the pension benefit obligation. CTS, after considering the recommendations of its actuaries, assumes a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining its annual pension income and expense and the projected benefit obligation. Experience gains/losses arising from any variance between the expected rate of return of plan assets and the actual results are amortized over periods ranging from 5 to 14 years. During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material affect on CTS’ results of operations in future years.

For 2003, CTS assumed a weighted-average discount rate of 6.67% for pension income and expense. CTS reduced the discount rate assumption for 2004 to reflect the interest rate decline on high-quality corporate bonds. The Company reduced the discount rate on its domestic plans from 6.75% at January 1, 2003 to 6.25% at January 1, 2004. The range of discount rates utilized by its foreign plans was also reduced from 3.75% - 6.00% in 2003 to 3.50% - 5.40% in 2004.

The Company also revised its long-term expected return on plan asset assumption as a result of its evaluation of long-term returns. The expected return on domestic plan assets at January 1, 2004 was lowered to 8.75% from 9.00% and the range of expected returns on foreign plan assets to 3.50% - 7.00% from 3.75% - 7.00%.

CTS expects these changes in actuarial assumptions, combined with the pension asset balance at the end of 2003, will reduce 2004 consolidated pension income by approximately $3 - $4 million.

Results of Operations

Business Segment Discussion

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

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. EMS also includes the design of interconnect systems and complex backplanes, global supply-chain management services and related manufacturing and design services as may be required by the customer.

For additional information on business segments, refer to "Note I - Business Segments."

The following table summarizes net sales and operating earnings by business segment:

	Components
($ in thousands)	& Sensors	EMS	Total

2003
Net sales to external customers	$252,911	$210,076	$462,987
Segment operating earnings	7,394	10,985	18,379
% of segment sales	2.9%	5.2%	4.0%

2002
Net sales to external customers	$270,919	$186,885	$457,804
Segment operating earnings (loss)	(5,927)	10,790	4,863
% of segment sales	(2.2)%	5.8%	1.1%

2001
Net sales to external customers	$366,096	$211,558	$577,654
Segment operating earnings (loss)	(8,231)	10,457	2,226
% of segment sales	(2.2)%	4.9%	0.4%

Components and Sensors 2003 business segment sales decreased $18.0 million, or 6.7%, from the prior year. The decrease was primarily due to a reduction of end-of-life product sales of $16.2 million and continuing softness in the communications market. End-of-life product sales represent the final shipments of products that have been replaced by newer technologies or no longer meet the company’s profit objectives and the decision is made by the company to cease manufacturing. Sales into the automotive market increased slightly in 2003, benefited by the introduction of new product and sales into Asia.

Despite the sales decrease, segment operating earnings improved $13.3 million primarily from $10.1 million of lower depreciation and amortization expense and reduced operating expenses of $11.9 million mainly in wages and related benefits. These improvements were partially reduced by the impact of lower volume of approximately $4.6 million and $4.1 million of favorable items occurring in 2002, primarily related to a $3.1 million customer reimbursement.

The 2002 Components and Sensors business segment sales decreased by $95.2 million, or 26%, from 2001. The decrease was due to weak economic conditions in the markets served by CTS, primarily for handset devices in the communications market. Segment operating loss improved by $2.3 million from 2001 primarily due to the positive impact of reduced operating expenses.

EMS business segment sales increased $23.2 million, or 12.4%, from the prior year. Sales into the communications market increased, due primarily to stronger shipments in infrastructure end markets in China and Europe. Additionally, shipments of computer products increased in 2003, following a decline in the prior year. Segment operating earnings of $11.0 million increased $0.2 million from the prior year primarily from favorable volume impacts of $2.8 million, partially offset by $1.6 million of unfavorable product mix in lower margin Asia-Pacific sales, and $1.0 million of higher general and administrative and selling and marketing expenses.

The 2002 EMS business segment sales decreased $24.7 million, or 12%, from 2001 primarily due to softness in the communications infrastructure market. Segment operating earnings increased by $0.3 million, driven primarily through reduced operating expenses.

Sales in Geographic Regions

CTS has continued its expansion into the Asia-Pacific markets. Geographically, sales in the Asia-Pacific region are now 29% of CTS’ total net sales versus 24% in 2002. Sales in Europe and the Americas decreased to 23% from 24% of total net sales and 48% from 52% of total net sales, respectively. The following table presents the percentage of net sales into each geographic region within each segment and consolidated:

	Components & Sensors			EMS			Consolidated Total

Geographic	2003	2002	2001	2003	2002	2001	2003	2002	2001

Americas	55%	56%	52%	41%	45%	56%	48%	52%	53%
Europe	15%	17%	17%	32%	35%	35%	23%	24%	24%
Asia-Pacific	30%	27%	31%	27%	20%	9%	29%	24%	23%

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Discussion - Most Recent Three Years

The following table highlights significant information with regard to CTS’ consolidated results of operations during the past three years:

	Year ended December 31,

(In thousands of dollars)	2003		2002	2001

Net sales	$462,987		$457,804	$577,654
Cost of goods sold	366,275		366,775 [1]	466,363 [1]
Gross margin	96,712		91,029	111,291
% of net sales	20.9%		19.9%	19.3%
Selling, general and administrative expenses	56,857		63,337	86,979
% of net sales	12.3%		13.8%	15.0%
Research and development expenses	21,476		24,118	32,762
% of net sales	4.6%		5.3%	5.7%
Restructuring and impairment charges	4,563		18,343	40,039
Operating earnings (loss)	13,816		(14,769)	(48,489)
Interest expense	7,688		10,240	12,775
Other (expense) income	(237)		813	29
Earnings (loss) before income taxes	6,248		(23,800)	(60,491)
Income tax benefit	(6,327	) [2]	(5,950)	(15,116)
Net earnings (loss)	$12,575		$(17,850)	$(45,375)
% of net sales	2.7%		(3.9)%	(7.9)%

(1)	Cost of goods sold includes restructuring-related, one-time charges consisting primarily of inventory write downs, equipment relocations and other employee-related costs of $1.3 million in 2002 and $10.7 million in 2001.

(2)	Includes a $7.9 million benefit for the reversal of tax reserves.

The 2003 net sales increased $5.2 million, or 1%, from 2002. This increase was primarily due to higher EMS product sales of $23.2 million, partially offset by an $18.0 million decrease in Components and Sensors product sales. The improved sales volume in the EMS business segment was driven by growth in shipments of communication products primarily in infrastructure end markets in China. The decreased sales volume in the Components and Sensors business segment principally reflects the decision to end-of-life certain products in the third quarter of 2002.

The 2002 net sales decreased $119.9 million, or 21%, from 2001. Of this decrease, $95.2 million resulted primarily from weak demand for components shipped to communications and computer markets offset partially by automotive market sales. In addition, $24.7 million of the decrease is due to softness in the demand for EMS products for the communications markets.

The Company’s 15 largest customers represented 71% of net sales in 2003. This is a slight decrease from 73% and 75% in 2002 and 2001, respectively. This percentage is decreasing as the Company continues efforts to broaden its business base, particularly in automotive and wireless infrastructure product offerings. Sales to Hewlett-Packard Company (Hewlett-Packard) represented 33% of net sales in 2003 and 33% of net sales in 2002. Hewlett-Packard acquired Compaq Computer Corporation (Compaq) in May 2002. The Compaq sales are included in the Hewlett-Packard percentages in 2003 and 2002. In 2001, sales to Compaq were 28% of net sales, while sales to Hewlett-Packard were not significant. Sales to Motorola, Inc. were 13% of net sales in 2003, 12% and 17% in 2002 and 2001, respectively.

CTS’ products are usually priced with consideration to expected or required profit margins, customer expectations and market competition. Pricing for most of CTS’ Components and Sensors products and EMS services generally decrease over time and also fluctuate in accordance with total industry utilization of manufacturing capacity. In 2001 and 2002, CTS experienced abnormal pricing pressure for some of its components products, particularly components utilized in communications, due to excess supplier capacity within the electronics industry. In 2003, this unusual pricing pressure abated to near normal conditions.

Gross margin in 2003 increased $5.7 million, or 1.0 percentage point over 2002, to 20.9%, on improved sales of $5.2 million. Items contributing to the gross margin percentage increase included $6.2 million of lower depreciation expense, $5.0 million from favorable product mix and $1.0 million positive impact from volume–related improvements, partially offset by $3.7 million in lower pension income. The prior year gross margin also included a favorable adjustment of $3.1 million for a customer reimbursement and $1.3 million of restructuring related, one-time charges.

In 2002, gross margin decreased by $20.3 million from 2001, primarily due to unfavorable pricing and product mix impacts of $34.7 million, favorably offset by lower restructuring-related one-time charges of $9.4 million and $5.0 million of other favorable changes primarily due to the 2001 and 2002 restructuring actions. The 2002 gross margin includes $1.3 million in restructuring-related one-time charges, consisting primarily of equipment relocation and other employee-related costs. The 2001 gross margin includes $10.7 million of restructuring-related one-time charges consisting primarily of inventory write downs, equipment relocation and other employee-related costs.

Selling, general and administrative expenses decreased to $56.9 million, or 12.3% of net sales in 2003 versus $63.3 million, or 13.8% of net sales in 2002, reflecting Company initiatives to control costs and scale operations to existing market conditions. Cost reductions were achieved primarily in salaries and wages and lower depreciation and amortization expenses. Selling, general and administrative expenses decreased to $63.3 million in 2002 versus $87.0 million in 2001, reflecting Company initiatives to reduce costs in the face of declining sales.

Research and development expenses were $21.5 million in 2003 versus $24.1 million in 2002 and $32.8 million in 2001. The reductions in research and development spending from 2002 to 2003 reflect savings due to organizational consolidation, changing business mix and the streamlining of research and development activities. Significant ongoing research and development activities continue in the Components and Sensors business segment, particularly for automotive products in support of growth initiatives. CTS’ research and development investment is primarily focused at expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS business segment are typically very low.

Operating earnings of $13.8 million improved $28.6 million over 2002. Favorable changes to operating earnings resulted from lower depreciation and amortization expenses of $9.8 million, a reduction in operating expenses of $4.2 million, primarily in salaries and wages, favorable sales mix impacts of $5.6 million and volume-related improvements of $1.0 million. Unfavorable changes to operating earnings include lower pension income of $2.3 million. In addition, 2003 included a $4.6 million asset impairment charge, while 2002 included $19.6 million of restructuring, asset impairment and restructuring-related one-time charges, and $4.1 million of favorable items which include a $3.1 million customer reimbursement.

Interest expense decreased $2.6 million and $2.5 million in 2003 and 2002 when compared to the prior year, respectively. These decreases were primarily due to lower average outstanding debt balances.

Other income decreased by approximately $1.1 million, primarily due to $0.8 million net gain on the sale of fixed assets in 2002.

During 2003, the Company recorded a tax benefit of $7.9 million resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

Restructuring, Asset Impairment and Related One-Time Charges

During the third quarter of 2003, CTS recorded a $4.6 million pre-tax impairment charge to reduce the carrying value of certain assets, held by the Components and Sensors business segment, to their estimated fair value. Approximately $3.3 million of the impairment charge reflected a write down for electronic equipment following final production of previously announced end-of-life products and a re-assessment of the current market value for equipment held for sale. An additional $1.3 million of the impairment charge related to excess capacity on a production line following an assessment of future capacity needs.

In the third quarter of 2002, CTS recorded $18.3 million of pre-tax restructuring and impairment charges. The charges included $5.0 of million restructuring charges, $12.5 million of asset impairments and $0.8 million of pension curtailment losses. The charges were incurred in order to effect operational improvements and related organizational realignments primarily in the Components and Sensors business segment, involving the relocation of certain manufacturing operations. CTS completed substantially all of these restructuring actions by the end of 2002.

The restructuring charge of $5.0 million recorded in the third quarter of 2002 related primarily to organizational realignment in the Components and Sensors business segment, and reductions in support staff for the design of new custom variations of certain VCO and TCXO product lines. Included in this amount is $4.6 million of severance costs associated with the separation of approximately 300 employees. Approximately 67% of the employees severed were salaried and indirect employees and 33% were hourly production employees.

The following table displays the restructuring activity and restructuring reserve balances as of December 31, 2003 for actions initiated in 2002:

	Workforce	Other
($ in millions)	Reductions	Exit Costs	Total

Third quarter of 2002 charge	$4.6	$0.4	$5.0
Items paid or utilized in 2002	(3.4)	—	(3.4)
Items paid or utilized in 2003	(1.2)	(0.4)	(1.6)

Reserve balance at December 31, 2003	$—	$—	$—

The 2002 restructuring plan also included $12.5 million of asset impairment charges. Approximately $9.8 million of the impairment charge is the adjustment needed to recognize impairments resulting from the reduction in the remaining useful lives of certain manufacturing equipment. Approximately $2.1 million of the impairment charge relates to the write off of leasehold improvements at an engineering and design facility in Taiwan and at a manufacturing facility in China. Approximately $0.2 million relates to impairment of certain intangible assets acquired in the 1999 acquisition of the Component Products Division of Motorola. The remaining $0.4 million impairment charge relates to adjustments to the estimated fair value of certain assets held for sale.

CTS also recognized a pension plan curtailment loss of approximately $0.8 million in 2002, resulting from reduced employment levels as a result of the restructuring activities.

In 2001, CTS recorded $40.0 million of pre-tax restructuring and impairment charges, $14.0 million in the second quarter and $26.0 million in the fourth quarter.  Plan actions were designed to permit the Company to operate more efficiently in the then-existing environment and, at the same time, position the Company for success when the economy improved.  CTS completed these consolidations and transfers in 2002. Also during 2002 and 2001, CTS recorded in cost of sales $1.3 million and $10.7 million, respectively, of restructuring-related, one-time charges, consisting primarily of inventory write downs, equipment relocation and other employee-related costs. No unusual charges of this nature were incurred in 2003.

The 2003 pre-tax profitability improvement associated with the 2002 restructuring and asset impairment charges was approximately $17 million.

Liquidity and Capital Resources

Overview

During 2003, CTS used cash from the issuance of common stock, sale of assets, primarily the TCXO production assets, and an increase in net income to reduce debt. Total debt was $75.9 million at the end of 2003, down $19.5 million from $95.4 million at the end of 2002. Total debt as a percentage of total capitalization was 21% in 2003 versus 27% in 2002. CTS also put in place a new three-year revolving credit agreement (the new credit agreement) containing improved terms and pricing during 2003.

•	In 2003, free cash flow of $20.0 million improved $7.6 million from 2002, primarily from $3.8 million of reduced capital expenditures and $2.6 million of improved net cash provided by operating activities. Free cash flow is defined as the sum of cash flow from operating activities and cash flow from investing activities.

•	In the year just ended, cash flows strengthened to a positive $16 million compared to a negative $4 million in the prior year, with improvements in each major cash flow category. As a result, CTS was able to increase its 2003 year-end cash balance to $25.3 million.

Outlook

The Company will utilize positive cash flows including cash provided by operating activities and from the anticipated sale of excess land in Canada, to support internal growth and profit improvement opportunities. CTS expects its 2004 capital expenditures to be approximately $20 million, primarily for new product development and investments in cost reduction programs. In addition to reinvestment for internal growth, from time to time the company evaluates merger and acquisition candidates for strategic fit.

These forward-looking statements are based on management’s expectations, certain assumptions and currently available information. Actual results may differ materially from those reflected in the forward-looking statements due to a variety of geopolitical, economic, health, industry, transactional and other factors which may affect results of operations and liquidity.

Operating Activities

CTS has generated net cash provided by operating activities in amounts greater than net income (loss) in 2003, 2002 and 2001. Net cash provided by operating activities in 2003 was $25.1 million, as CTS’ net income of $12.6 million, adjusted for non-cash items, primarily depreciation and amortization, and restructuring and impairment charges provided $50.8 million. Working capital and other changes used $25.7 million.

Net cash provided by operating activities in 2002 was $22.4 million, as CTS’ net loss of $17.9 million, adjusted for depreciation and amortization, restructuring and impairment charges and deferred income taxes, provided $33.0 million. Favorable working capital was offset by other changes for a use of $10.6 million.

Net cash provided by operating activities in 2001 was $65.9 million, as CTS’ net loss of $45.4 million, adjusted for depreciation and amortization, restructuring and impairment charges and deferred income taxes provided $20.2 million. Favorable working capital and other changes added $45.7 million.

Investing Activities

The 2003 use of $5.1 million for investing activities consisted primarily of $9.0 million of capital expenditures, partially offset by $4.1 million of proceeds from the sale of assets, primarily assets held for sale. Included in capital expenditures is approximately $6.1 million primarily for new products and technologies. Spending for new products included belt tension sensor and pedal sensor programs for the automotive market.

The 2002 cash used in investing activities was $10.0 million. This consisted primarily of $12.8 million of capital expenditures for new products, including automotive belt tension sensor and ClearONE™ components and investments in cost reduction programs. During 2002, the Company sold assets held for sale of $1.6 million and other fixed assets for $1.3 million.

The 2001 cash used in investing activities was $66.9 million. This consisted primarily of $77.7 million of capital expenditures including approximately $37.6 million for new products, technologies and selected capacity expansion, and $40.1 million for land and building projects primarily in Asia.

Financing Activities

In 2003, CTS’ net cash used by financing activities totaled $5.4 million, consisting primarily of net repayment of debt of $19.5 million and dividend payments of $4.1 million. These uses were partially offset by the net proceeds from the issuance of stock of $15.6 million and $2.5 million from proceeds of stock option exercises.

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

Our cash balances are held in locations throughout the world, including substantial amounts held outside the United States. Undistributed earnings of certain non-U.S. subsidiaries amounted to approximately $154 million at December 31, 2003. Prior year earnings are intended to be invested indefinitely; and, accordingly, no provision has been made for non-U.S. withholding taxes. In the event all undistributed earnings were remitted, approximately $9 million of withholding tax would be imposed.

Capital Resources

In January 2004, CTS announced the pending sale of excess land in Canada. The sale is expected to produce a one-time pre-tax gain of approximately $2 - $3 million.

In July 2003, CTS entered into the new credit agreement containing a $55 million senior, secured revolving credit facility, replacing the former $85 million senior, secured credit agreement. The outstanding balance was $8.9 million at December 31, 2003.

The new credit agreement categorized this debt as senior to CTS’ $25 million convertible debentures. The debt is collaterized by substantially all U.S. assets and a pledge of 65% of the capital stock of certain non-U.S. subsidiaries. Interest rates on these borrowings fluctuate based upon LIBOR. CTS pays a commitment fee on the undrawn portion of the new credit agreement. The commitment fee varies based on performance under certain financial covenants and was 0.40 percent per annum at December 31, 2003. The new credit agreement requires, among other things, that CTS comply with a minimum fixed charge coverage, a maximum leverage ratio and a minimum tangible net worth. Failure of CTS to comply with these covenants could reduce the borrowing availability under the new credit agreement. Additionally, the new credit agreement limits the amounts allowed for dividends, capital expenditures and acquisitions. Effective January 14, 2004, CTS met certain conditions under the new credit agreement which allow it to expand the credit facility to $75 million, if desired in the future.

In April 2002, the Company issued $25 million of five-year, 6.5% convertible, subordinated debentures. These debentures are unsecured and convert into CTS common stock at a conversion price of $20.05 per share. At any time after the three-year anniversary of the issue date, the purchasers may accelerate the maturity of the debentures. CTS also has the right after such three-year anniversary and under certain circumstances, to force conversion of the debentures into common stock. CTS used the net proceeds from the offering to repay the outstanding term loans in full under its then-existing credit facility, and the balance was applied to the former revolving credit facility.

In December 1999, CTS’ shelf registration statement on Form S-3 was declared effective by the Securities and Exchange Commission. CTS could initially offer up to $500.0 million in any combination of debt securities, common stock, preferred stock or warrants under the registration statement. During 2003, CTS issued $10.7 million of common stock under this registration statement. CTS used the net proceeds of these equity issuances to repay the revolving loans under its credit agreement. As of December 31, 2003, CTS could offer up to $435.1 million of additional debt and/or equity securities under this registration statement.

In November 2001, CTS’ Form S-3 registration statement registering two million shares of CTS common stock to be issued under CTS’ Direct Stock Purchase Plan was declared effective by the Securities and Exchange Commission. During 2003, CTS issued $4.9 million of common stock under this registration statement. CTS used the net proceeds of these equity issuances to repay the revolving loans under its credit agreement. As of December 31, 2003, CTS could issue up to approximately 49,000 additional shares of common stock under this registration statement.

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2003, are expected to have on the Company's liquidity and cash flow in future periods:

	Payments Due by Period

($ in millions)	Total	2004	2005-2006	2007-2008		2009-beyond

Long-term debt	$75.9	$—	$8.9	$25.0	(1)	$42.0
Operating leases	28.5	6.0	11.3	4.9		6.3
Purchase obligations (2)	—	—	—	—		—
Retirement obligations (3)	5.4	0.9	0.6	0.6		3.3

	$109.8	$6.9	$20.8	$30.5		$51.6

(1)	Debentures issued in 2002. The investors may accelerate the maturity of the debentures at any time after the three-year anniversary of the issue date. These debentures convert into CTS common stock at a conversion price of $20.05 per share.

(2)	CTS purchases direct materials, generally related to customer orders, for production occurring at its manufacturing facilities around the world. These goods are secured using purchase orders, either blanket or discrete. Purchase orders commit CTS to take delivery of the quantities ordered generally over a specified delivery schedule. CTS’ standard purchase order terms and conditions state that, should CTS cancel an order, CTS will reimburse its supplier only for the costs incurred at the time of cancellation. CTS’ purchase order cancellations generally occur due to order cancellation by a customer. If a customer cancels its order, CTS’ standard terms of sale provide for reimbursement of costs, including those related to CTS’ purchase orders. Therefore, these commitments are not included in purchase obligations.

(3)	Retirement obligations include defined benefit and other postretirement benefit plans. The estimate of the required contributions of CTS’ unfunded pension plans for 2004 is $0.6 million. There are no estimates included for these plans beyond 2004. Estimates for years after 2004 may be impacted by changes in actual plan results. In addition to the unfunded pension obligation, CTS maintains an unfunded other postretirement benefits plan. The estimated cash requirement for this plan is $0.3 million per year with the balance of the liability included after 2008.

CTS’ business generally does not require long-term contractual commitments. In addition to the commitments disclosed above, CTS has a variety of other agreements related to the procurement of materials and services. The Company has no material minimum purchase commitments or non-cancelable type agreements or arrangements.

CTS plans to invest in capital projects that maintain current capacity and result in future revenue opportunities. The 2004 capital spending is expected to be approximately $20 million.

In 1999, CTS acquired certain assets and liabilities of the Component Products Division of Motorola. The acquisition was accounted for under the purchase method of accounting. As part of the purchase agreement, CTS was obligated to pay additional amounts. No amounts are due to Motorola in 2004 for 2003, the final year of the agreement.

CTS has historically been able to fund its capital and operating needs through its cash flows from operations and available credit under its bank credit facilities.

CTS believes that cash flows from operations and available borrowings under its new credit facility will be adequate to fund its working capital, capital expenditures and debt service requirements through December 31, 2004. However, if customer demand decreases significantly from forecasted levels or pricing pressures reduce revenues or profit margins significantly, CTS may need to find an alternative funding source. In this event, CTS may choose to pursue additional equity and/or debt financing. CTS may not be able to obtain additional financing, which would be affected by general economic and market conditions, on terms acceptable to CTS or at all.

Market Risk

CTS is exposed to market risk, including changes in foreign currency exchange rates and interest rates. As discussed in Note A, “Summary of Significant Accounting Policies” to the consolidated financial statements, the financial statements of all CTS’ non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency. The Company does not have any significant net trade asset or liability exposure in a currency other than that of the reporting unit’s functional currency. The market risk associated with foreign currency exchange rates comes primarily from revenue and expense transactions in currencies other than the reporting unit's functional currency. CTS monitors the effects of foreign currency fluctuations impacting its foreign subsidiaries and attempts, where possible, to mitigate the impact by matching the expenses in the same currencies in which revenues are generated.

As part of CTS’ risk management program, CTS performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. A 62-basis-point increase in interest rates (approximately 10% of CTS’ weighted-average interest rate) on variable-rate debt instruments would have increased CTS’ 2003 and 2002 interest expense by $0.2 million and $0.5 million, respectively, and would have an immaterial effect on the fair value of the debt instruments as of the end of such fiscal years.

# # # # # # #

Statements about the Company’s earnings outlook and its plans, estimates and beliefs concerning the future are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s expectations, certain assumptions and currently available information. Actual results may differ materially from those reflected in the forward-looking statements due to a variety of geopolitical, economic, health, industry and other factors which could affect the Company’s operating results, liquidity and financial condition. We undertake no obligations to publicly update or revise any forward-looking statement. Examples of factors which may affect future results include, but are not limited to: rapid technological change, general market conditions in the automotive, communications and computer industries; reliance on key customers; the ability to protect our intellectual property; pricing pressures and demand for our products; and risks associated with our international operations, including trade and tariff barriers, exchange rates and political and geopolitical risks.

Consolidated Statements of Earnings (Loss)
(In thousands of dollars except per share amounts)

	Year Ended December 31,

	2003	2002	2001

Net sales	$462,987	$457,804	$577,654
Costs and expenses:
Cost of goods sold	366,275	366,775	466,363
Selling, general and administrative expenses	56,857	63,337	86,979
Research and development expenses	21,476	24,118	32,762
Restructuring and impairment charges — Note B	4,563	18,343	40,039

Operating earnings (loss)	13,816	(14,769)	(48,489)

Other (expense) income:
Interest expense	(7,688)	(10,240)	(12,775)
Interest income	357	396	744
Other	(237)	813	29

Total other expense	(7,568)	(9,031)	(12,002)

Earnings (loss) before income taxes	6,248	(23,800)	(60,491)
Income tax benefit — Note H	(6,327)	(5,950)	(15,116)

Net earnings (loss)	$12,575	$(17,850)	$(45,375)

Earnings (loss) per share — Note N
Basic	$0.36	$(0.54)	$(1.61)

Diluted	$0.36	$(0.54)	$(1.61)

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION

Consolidated Balance Sheets
(In thousands of dollars)

	December 31,

	2003	2002

ASSETS
Current Assets
Cash and equivalents	$25,346	$9,225
Accounts receivable, less allowances (2003 — $1,585; 2002 — $1,694)	72,290	63,802
Inventories
Finished goods	8,047	12,503
Work-in-process	7,779	8,346
Raw materials	16,099	15,413

Total inventories	31,925	36,262
Other current assets	6,697	7,212
Deferred income taxes — Note H	28,508	35,833

Total current assets	164,766	152,334
Property, Plant and Equipment
Buildings and land	112,407	112,243
Machinery and equipment	271,912	287,819

Total property, plant and equipment	384,319	400,062
Accumulated depreciation	(261,838)	(251,430)

Net property, plant and equipment	122,481	148,632
Other Assets
Prepaid pension asset — Note G	132,960	120,277
Intangible assets, net — Note C	37,456	39,923
Assets held for sale — Note D	17,583	23,135
Other	7,004	5,731

Total other assets	195,003	189,066

Total Assets	$482,250	$490,032

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current maturities of long-term debt — Note E	$—	$28,350
Accounts payable	52,252	44,490
Accrued salaries, wages and vacation	11,333	10,126
Income taxes payable	9,781	23,517
Other accrued liabilities	22,323	28,073

Total current liabilities	95,689	134,556
Long-term debt — Note E	75,880	67,000
Other long-term obligations — Note G	11,133	11,501
Deferred income taxes — Note H	5,357	11,955
Contingencies — Note L	—	—
Shareholders’ Equity
Preferred stock — authorized 25,000,000 shares without par value; none issued — Note J	—	—
Common stock — authorized 75,000,000 shares without par value; 52,632,088 shares issued at December 31, 2003 and 50,718,883 shares issued at December 31, 2002 — Note J	262,748	241,393
Additional contributed capital	21,520	23,514
Retained earnings	263,430	255,085
Accumulated other comprehensive earnings (loss)	151	(835)

	547,849	519,157
Cost of common stock held in treasury (2003 — 16,565,558 shares; 2002 —16,618,373 shares) — Note K	(253,658)	(254,137)

Total shareholders’ equity	294,191	265,020

Total Liabilities and Shareholders’ Equity	$482,250	$490,032

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION

Consolidated Statements of Cash Flows
(In thousands of dollars)

	Year Ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net earnings (loss)	$12,575	$(17,850)	$(45,375)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	33,605	43,373	51,674
Restructuring and impairment charges	4,563	18,343	40,039
Deferred income taxes	313	(10,802)	(26,201)
Income tax benefit (charge) related to exercised stock options	(301)	--	3,687
Changes in assets and liabilities:
Accounts receivable	(8,488)	17,761	64,357
Inventories	4,336	13,887	44,780
Prepaid pension asset	(12,053)	(14,803)	(14,937)
Accounts payable and accrued liabilities	2,452	(24,767)	(62,275)
Income taxes payable	(13,736)	(404)	5,547
Other	1,832	(2,289)	4,556

Total adjustments	12,523	40,299	111,227

Net cash provided by operations	25,098	22,449	65,852

Cash flows from investing activities:
Proceeds from sale of assets	4,126	2,954	15,499
Capital expenditures	(9,044)	(12,833)	(77,654)
Other	(136)	(145)	(4,758)

Net cash used in investing activities	(5,054)	(10,024)	(66,913)

Cash flows from financing activities:
Payments of short-term borrowings	—	—	(7,396)
Proceeds from issuance of long-term debt	104,159	26,050	34,000
Payments of long-term debt	(123,629)	(83,213)	(69,487)
Issuance of common stock	15,620	42,711	29,304
Dividends paid	(4,087)	(3,947)	(3,429)
Exercise of stock options and other	2,563	170	10,684

Net cash used in financing activities	(5,374)	(18,229)	(6,324)
Effect of exchange rate changes on cash	1,451	1,774	76

Net increase (decrease) in cash	16,121	(4,030)	(7,309)
Cash and equivalents at beginning of year	9,225	13,255	20,564

Cash and equivalents at end of year	$25,346	$9,225	$13,255

Supplemental cash flow information
Cash paid (received) during the year for:
Interest	$6,443	$8,348	$13,285
Income taxes — net	7,573	5,882	(1,661)

Noncash investing and financing activities
Common stock issued in connection with DCA acquisition	$1,417	$110	$1,090

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION

Consolidated Statements of Shareholders’ Equity
(In thousands of dollars)

				Accumulated
				Other
		Additional		Comprehensive	Comprehensive
	Common	Contributed	Retained	Earnings	Earnings	Treasury
	Stock	Capital	Earnings	(Loss)	(Loss)	Stock	Total

Balances at December 31, 2000	$198,877	$14,558	$325,850	$(1,561)		$(291,367)	$246,357
Net loss			(45,375)		$(45,375)		(45,375)
Cumulative translation adjustment (net of tax of $203)				(474)	(474)		(474)
Deferred gain on forward contract (net of tax of $222)				333	333		333

Comprehensive loss					(45,516)

Cash dividends of $0.12 per share			(3,487)				(3,487)
Returned 16,950 shares to treasury forfeited from restricted stock and cash bonus plan — net	59	(17)				(42)
Issued 1,015,531 shares on exercise of stock option — net	13,575	(3,026)				3,822	14,371
Stock compensation	346	408					754
Issued 1,800,000 shares under shelf registration		9,585				16,208	25,793
Issued 226,948 shares under Direct Stock Purchase Plan		2,645				866	3,511
Issued 94,956 shares to former DCA shareholders	1,090						1,090

Balances at December 31, 2001	213,947	24,153	276,988	(1,702)		(270,513)	242,873
Net loss			(17,850)		(17,850)		(17,850)
Cumulative translation adjustment (net of tax of $712)				1,661	1,661		1,661
Reversal of deferred gain on forward contract (net of tax of $222)				(333)	(333)		(333)
Minimum pension liability adjustment (net of tax of $215)				(461)	(461)		(461)

Comprehensive loss					(16,983)

Cash dividends of $0.12 per share			(4,053)				(4,053)
Issued 11,230 shares on restricted stock and cash bonus plan — net	(713)	151				562
Stock compensation		362					362
Issued 2,000,000 shares under shelf registration	13,450	(1,029)				15,804	28,225
Issued 1,177,996 shares under Direct Stock Purchase Plan	14,599	(123)				10	14,486
Issued 9,540 shares to former DCA shareholders	110						110

Balances at December 31, 2002	241,393	23,514	255,085	(835)		(254,137)	265,020
Net earnings			12,575		12,575		12,575
Cumulative translation adjustment (net of tax of $633)				1,476	1,476		1,476
Minimum pension liability adjustment (net of tax of $214)				(490)	(490)		(490)

Comprehensive earnings					$13,561

Cash dividends of $0.12 per share			(4,230)				(4,230)
Issued 52,140 shares on restricted stock and cash bonus plan — net	(93)	(375)				468
Issued 244,114 shares on exercise of stock option — net	4,164	(1,939)				11	2,236
Issued 546,358 shares under Direct Stock Purchase Plan	4,930						4,930
Issued 1,000,000 shares under shelf registration	10,690						10,690
Stock compensation	247	320					567
Issued 123,384 shares to former DCA shareholders	1,417						1,417

Balances at December 31, 2003	$262,748	$21,520	$263,430	$151		$(253,658)	$294,191

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

Translation of Foreign Currencies:   The financial statements of CTS’ non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. The assets and liabilities of CTS’ United Kingdom subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the “accumulated other comprehensive earnings (loss)” component of shareholders’ equity. Statement of earnings accounts are translated at the average rates during the period.

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

Revenue Recognition:   CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed and determinable and collection of the related receivable is probable, which is generally at the time of shipment.

Concentration of Credit Risk:   Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications and computer markets, primarily in North America, Europe and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. Sales to Hewlett-Packard Company (Hewlett-Packard) were 33% for the years ended December 31, 2003 and 2002. Sales to Motorola, Inc. (Motorola) were 13% and 12% of net sales for the years ended December 31, 2003 and 2002, respectively. Amounts due from Hewlett-Packard and Motorola aggregated $28 million at December 31, 2003. Sales to Compaq Computer Corporation (Compaq), which was acquired by Hewlett-Packard in May 2002, and Motorola were 28% and 17%, respectively, of net sales for the year ended December 31, 2001. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

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

Earnings Per Share:   Basic and diluted earnings per common share are reported in conformity with the Financial Accounting Standards Board's (FASB) Financial Accounting Standard (FAS) No. 128, “Earnings per Share.” Basic earnings per share excludes any dilution and is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period.

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

Stock-Based Employee Compensation:   CTS accounts for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and its related Interpretations. Refer also to Note F, “Stock Plans,” for more details about CTS´ stock-based compensation plans. CTS has adopted the disclosure requirements of the FAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.” Had employee compensation cost for CTS´ fixed, stock-based compensation plans been determined based on the fair value method, as defined by FAS No. 123, “Accounting for Stock-Based Compensation,” CTS´ net earnings (loss) and net earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

	Year ended December 31,

($ in thousands, except per share amounts)	2003	2002	2001

Net earnings (loss), as reported	$12,575	$(17,850)	$(45,375)
Add: Stock-based employee compensation cost, net of tax, included in net earnings (loss)	—	—	—
Deduct: Stock-based employee compensation cost, net of tax, if fair value based method were used	1,911	3,063	2,654
Proforma net earnings (loss)	$10,664	$(20,913)	$(48,029)
Net earnings (loss) per share — basic, as reported	$0.36	$(0.54)	$(1.61)
Proforma net earnings (loss) per share — basic	0.31	(0.63)	(1.70)
Net earnings (loss) per share — diluted, as reported	0.36	(0.54)	(1.61)
Proforma net earnings (loss) per share — diluted	$0.30	$(0.63)	$(1.70)

The weighted-average fair value of each option grant (which is amortized over the option vesting period for purposes of determining the pro forma impact) is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001
	Grants	Grants	Grants

Dividend yield	1.23%	1.48%	0.52%
Expected volatility	67.87%	62.02%	74.87%
Risk-free interest rate	1.81%	2.87%	4.51%
Expected life	4.4 years	4.4 years	4.6 years

Comprehensive Earnings:   CTS reports comprehensive earnings in accordance with FAS No. 130, “Reporting Comprehensive Income (Loss).” The components of comprehensive earnings for CTS include foreign currency translation adjustments, unrealized gains on forward contracts, minimum pension liability adjustments and net earnings and are reported within the Consolidated Statements of Shareholders’ Equity in the columns titled “Comprehensive Earnings (Loss)” and “Accumulated Other Comprehensive Earnings (Loss).”

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

Retirement Plans:   CTS has various defined benefit and defined contribution retirement plans covering a majority of its employees. CTS’ policy is to annually fund the defined benefit pension plans at or above the minimum required by law. Refer also to Note G, “Retirement Plans.”

Intangible Assets:   CTS assesses useful lives of its intangible assets based on the period over which the asset is expected to contribute to CTS´ cash flows. Intangible assets with a finite life, such as the Company´s intangibles relating to customer lists, patents and technology, are amortized over that life on a straight-line basis. Goodwill is reviewed for impairment at least annually. The Company reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. Refer to Note C, “Intangible Assets.”

Assets Held for Sale:   As required by FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” CTS classifies actively marketed assets, that have been removed from operations and are available for immediate sale under a management approved plan, as assets held for sale. Refer also to Note D, “Assets Held for Sale.”

Financial Instruments:   CTS’ financial instruments consist primarily of cash, cash equivalents, trade receivables and payables and obligations under long-term debt. The carrying value for cash and equivalents, trade receivables and payables approximates fair value based on the short-term maturities of these instruments. The carrying value for all long-term debt outstanding at December 31, 2003 and 2002 approximates fair value where fair value is based on market prices for the same or similar debt and maturities.

Reclassifications:   Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2003.

NOTE B—Restructuring and Impairment Charges

During the third quarter of 2003, CTS recorded a $4.6 million pre-tax asset impairment charge to reduce the carrying value of certain assets, held by the Components and Sensors business segment, to their estimated fair value. Approximately $3.3 million of the impairment charge reflected a write down for electronic equipment following final production of previously announced end-of-life products and a re-assessment of the current market value for equipment held for sale. An additional $1.3 million of the impairment charge related to equipment write down on a production line following an assessment of future capacity needs.

In the third quarter of 2002, CTS recorded $18.3 million of pre-tax restructuring and impairment charges. The charge included $5.0 of million restructuring charges, $12.5 million of asset impairments and $0.8 million of pension curtailment losses. The charges were incurred in order to effect operational improvements and related organizational realignments primarily in the Components and Sensors business segment, involving the relocation of certain manufacturing operations. CTS completed substantially all of these restructuring actions by the end of 2002.

The restructuring charge of $5.0 million recorded in the third quarter of 2002 related primarily to organizational realignment in the Components and Sensors business segment, and reductions in support staff for the design of new custom variations of certain VCO and TCXO product lines. Included in this amount is $4.6 million of severance costs associated with the separation of approximately 300 employees. Approximately 67% of the employees severed were salaried and indirect employees and 33% were hourly production employees.

The following table displays the restructuring activity and restructuring reserve balances as of December 31, 2003 for actions initiated in 2002:

	Workforce	Other
($ in millions)	Reductions	Exit Costs	Total

Third quarter of 2002 charge	$4.6	$0.4	$5.0
Items paid or utilized in 2002	(3.4)	—	(3.4)
Items paid or utilized in 2003	(1.2)	(0.4)	(1.6)

Reserve balance at December 31, 2003	$—	$—	$—

The 2002 restructuring plan also included $12.5 million of asset impairment charges. Approximately $9.8 million of the impairment charge is the adjustment needed to recognize impairments resulting from the reduction in the remaining useful lives of certain manufacturing equipment. Approximately $2.1 million of the impairment charge relates to the write off of leasehold improvements at its engineering and design facility in Taiwan and at its manufacturing facility in China. Approximately $0.2 million relates to impairment of certain intangible assets acquired in the 1999 acquisition of the Component Products Division of Motorola. The remaining $0.4 million impairment charge relates to adjustments to the estimated fair value of certain assets held for sale.

CTS also recognized a pension plan curtailment loss of approximately $0.8 million in 2002, resulting from reduced employment levels as a result of the restructuring activities.

In 2001, CTS recorded $40.0 million of pre-tax restructuring and impairment charges, $14.0 million in the second quarter and $26.0 million in the fourth quarter.  Plan actions were designed to permit the Company to operate more efficiently in the then-existing environment and, at the same time, position the Company for success when the economy improved.  CTS completed these consolidations and transfers in 2002.

Also during 2002 and 2001, CTS recorded in cost of sales $1.3 million and $10.7 million, respectively, of restructuring-related, one-time charges, consisting primarily of inventory write downs, equipment relocation and other employee-related costs.

Note C—Intangible Assets

CTS has the following intangible assets, all relating to the Components and Sensors business segment, as of December 31:

	2003		2002

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
($ in thousands)	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Customer lists	$36,405	$(5,246)	$36,405	$(4,003)
Patents	10,319	(4,535)	10,319	(3,465)
Technology	12,014	(12,014)	12,014	(11,891)
Other	300	(300)	300	(269)

Total	59,038	(22,095)	59,038	(19,628)
Goodwill	513	—	513	—

Total intangibles	$59,551	$(22,095)	$59,551	$(19,628)

CTS recorded amortization expense of $2.5 million, $3.9 million, and $6.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. CTS estimates annual amortization expense of $2.3 million in 2004 through 2008.

Note D—Assets Held for Sale

Assets held for sale at December 31, 2003 are comprised of facilities, primarily the Longtan, Taiwan, building and other machinery and equipment that has been removed from service and is to be disposed of pursuant to the Company’s restructuring activities (refer also to Note B, “Restructuring and Impairment Charges”). The assets are held by the Components and Sensors business segment. These assets are recorded at amounts not in excess of what management currently expects to receive upon sale, less cost of disposal. The amounts the Company will ultimately realize are dependent on numerous factors, some of which are beyond management’s ability to control, and could differ materially from the amounts currently recorded. The Company routinely monitors the estimated value of all assets held for sale and records adjustments to these values as necessary. During 2003, CTS sold machinery and equipment classified as assets held for sale for approximately $4 million, which approximated the carrying value of these assets.

NOTE E—Debt

Long-term debt was comprised of the following at December 31:

($ in thousands)	2003	2002

Revolving credit agreement, average interest rate of 3.1% (2003), due in 2006	$8,880	$—
Revolving credit agreement, average interest rate of 4.0% (2002)	—	28,350
Convertible, subordinated debt at a weighted- averaged rate of 6.5%, due in 2007	25,000	25,000
Industrial revenue bonds at a weighted-averaged rate of 7.5%, due in 2013	42,000	42,000

	75,880	95,350
Less current maturities	—	28,350

Total long-term debt	$75,880	$67,000

The debt matures as follows:   2006 - $8.9 million; 2007 - $25.0 million; thereafter - $42.0 million.

In July 2003, CTS entered into a new, three-year credit agreement (the new credit agreement) containing a $55 million senior, secured revolving credit facility, replacing the former $85 million senior, secured credit agreement. The outstanding balance was $8.9 million at December 31, 2003.

The new credit agreement categorized this debt as senior to CTS´ $25 million convertible debentures. The debt is collaterized by substantially all U.S. assets and a pledge of 65% of the capital stock of certain non-U.S. subsidiaries. Interest rates on these borrowings fluctuate based upon LIBOR. CTS pays a commitment fee on the undrawn portion of the new credit agreement. The commitment fee varies based on performance under certain financial covenants and was 0.40 percent per annum at December 31, 2003. The new credit agreement requires, among other things, that CTS comply with a minimum fixed charge coverage, a maximum leverage ratio and a minimum tangible net worth. Failure of CTS to comply with these covenants could reduce the borrowing availability under the new credit agreement. Additionally, the new credit agreement limits the amounts allowed for dividends, capital expenditures and acquisitions. Effective January 14, 2004, CTS met certain conditions under the new credit agreement which allow it to expand the credit facility to $75 million, if desired in the future.

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

CTS also had unsecured line of credit arrangements of $17.3 million and $16.3 million at December 31, 2003 and 2002, respectively. These arrangements are generally subject to annual renewal and renegotiations, and may be withdrawn at the banks’ option.

NOTE F—Stock Plans

At December 31, 2003, CTS had four stock-based compensation plans. CTS applies APB Opinion No. 25 in determining compensation costs for its stock-based employee compensation cost. Stock-based compensation expense for nonemployee directors is determined in accordance with FAS No. 123, "Accounting for Stock-Based Compensation" and was approximately $0.2 million in 2003.

CTS has two stock option plans, the 1996 Stock Option Plan (1996 Plan) and the 2001 Stock Option Plan (2001 Plan), which provide for grants of incentive stock options or nonqualified stock options to officers, key employees and nonemployee members of CTS’ board of directors. Options are exercisable in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. The following table summarizes the status of these plans as of December 31, 2003:

	2001 Plan	1996 Plan

Options originally available	2,000,000	1,200,000
Options outstanding	1,127,850	494,075
Options exercisable	279,225	245,975
Options available for grant	869,275	101,300

A summary of the status of stock options as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates, is presented below:

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	1,560,789	$18.74	1,287,939	$23.69	1,736,197	$17.53
Granted	482,600	9.52	448,500	8.10	724,800	22.92
Exercised	(244,114)	10.40	—	—	(1,017,633)	10.59
Expired or canceled	(177,350)	18.17	(175,650)	27.55	(155,425)	36.48

Outstanding at end of year	1,621,925	$17.33	1,560,789	$18.74	1,287,939	$23.69

Options exercisable at end of year	525,200		626,664		452,614
Weighted-average fair value of options:
Granted at market price		$4.84		$7.22		$12.79
Granted above market price		3.16		—		—
Weighted-average exercise price of options:
Granted at market price		$9.78		$8.10		$22.92
Granted above market price		7.75		—		—

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
Range of	Number	Remaining	Average	Number	Average
Exercise	Outstanding	Contractual	Exercise	Exercisable	Exercise
Prices	at 12/31/03	Life (Years)	Price	at 12/31/03	Price

$7.70 - 9.78	852,000	9.05	$8.73	101,850	$7.70
13.85 - 18.90	182,000	6.09	15.16	47,400	16.73
22.60 - 33.63	448,925	6.97	25.04	273,250	26.27
35.97 - 50.00	135,500	6.65	47.73	99,700	48.20
55.06 - 79.25	3,500	6.15	59.05	3,000	59.72

CTS has a discretionary Restricted Stock and Cash Bonus Plan (the Plan) which originally reserved 2,400,000 shares of CTS’ common stock for sale, at market price or below, or award to key employees. Under the Plan, approximately 169,000 shares were available for award or sale as of December 31, 2003. Shares sold or awarded are subject to restrictions against transfer and repurchase rights of CTS. In general, restrictions lapse at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award, or the excess of the fair market value over the original purchase price if the shares were purchased. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale. CTS recorded expense of $0.3 million in 2003 and income of $0.9 million and $0.6 million in 2002 and 2001, respectively, under the formula provisions of the Plan which are based on the fair market value of a share of common stock.

CTS has a Stock Retirement Plan for Nonemployee Directors. This retirement plan provides for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. Under this plan, the amount of compensation expense was $0.1 million in 2003, 2002 and 2001.

NOTE G—Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans (Pension Plans) covering approximately 27% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees´ compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

The measurement date for the majority of the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2003 and 2002. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

	Pension		Other
	Plans		Postretirement Benefit Plan

($ in thousands)	2003	2002	2003	2002

Accumulated benefit obligation	$171,470	$153,684	$5,100	$4,838

Change in projected benefit obligation:
Projected benefit obligation at January 1	$167,447	$162,585	$4,838	$4,529
Service cost	4,916	6,059	39	33
Interest cost	10,910	11,467	317	318
Plan amendment and other	1,237	—	—	—
Curtailment gains	—	(2,275)	—	—
Actuarial (gain) loss	12,165	(1,448)	198	246
Benefits paid	(9,725)	(8,941)	(292)	(288)

Projected benefit obligation at December 31	$186,950	$167,447	$5,100	$4,838

Change in plan assets:
Assets at fair value at January 1	$222,435	$264,709	$—	$—
Actual return on assets	46,025	(33,558)	—	—
Company contributions	571	656	292	288
Benefits paid	(9,725)	(8,941)	(292)	(288)
Other	458	(431)	—	—

Assets at fair value at December 31	$259,764	$222,435	$—	$—

Reconciliation of prepaid (accrued) cost:
Funded status (plan assets less projected benefit obligations)	$72,814	$54,988	$(5,100)	$(4,838)
Amounts not recognized:
Actuarial losses	50,228	56,625	284	80
Prior service cost	5,931	5,653	5	7
Transition asset	(796)	(1,244)	—	—

Prepaid (accrued) cost, net	$128,177	$116,022	$(4,811)	$(4,751)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets:

	Pension		Other
	Plans		Postretirement Benefit Plan

($ in thousands)	2003	2002	2003	2002

Prepaid pension asset	$132,960	$120,277	$—	$—
Other accrued liabilities	(462)	(410)	(300)	(322)
Other long-term obligations	(5,701)	(4,521)	(4,511)	(4,429)
Accumulated other comprehensive loss	1,380	676	—	—

	$128,177	$116,022	$(4,811)	$(4,751)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31, 2003 and 2002 is shown below:

($ in thousands)	2003	2002

Projected benefit obligation	$13,768	$11,373
Accumulated benefit obligation	11,004	9,772
Fair value of plan assets	4,841	4,872

Net pension (income)/postretirement expense in 2003, 2002 and 2001 includes the following components:

	Pension Plans			Other Postretirement Benefit Plan

($ in thousands)	2003	2002	2001	2003	2002	2001

Service cost	$4,916	$6,059	$6,527	$39	$33	$40
Interest cost	10,910	11,467	11,333	317	318	305
Expected return on plan assets (1)	(26,924)	(29,786)	(28,448)	—	—	—
Amortization of unrecognized:
Transition obligation	(564)	(554)	(572)	—	—	—
Prior service cost	883	832	960	—	—	—
Recognized gain	(936)	(2,821)	(3,756)	1	1	—
Curtailment (gains) loss (2)	—	768	(2,958)	—	—	—

Net (income) expense	$(11,715)	$(14,035)	$(16,914)	$357	$352	$345

Weighted-average actuarial assumptions (3)
Benefit obligation assumptions:
Discount rate	6.17%	6.67%	—	6.25%	6.75%	—
Rate of compensation increase	4.84%	4.84%	—	—	—	—
Pension income/postretirement
expense assumptions:
Discount rate	6.67%	7.14%	7.46%	6.75%	7.25%	7.50%
Expected return on plan assets (1)	8.94%	9.67%	9.68%	—	—	—
Rate of compensation increase	4.84%	5.84%	5.86%	—	—	—

(1)	Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

(2)	The 2002 and 2001 pension curtailment loss and gains resulted from plant closings and reductions in employment levels that occurred as part of the restructuring actions.

(3)	During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

CTS utilizes a building block approach in determining the long-term rate of return for plan assets. Historical markets are reviewed and long-term relationships between equities and fixed-income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to ensure for reasonableness and appropriateness.

CTS´ pension plan asset allocation at December 31, 2003 and 2002, and target allocation for 2004 by asset category are as follows:

	Target	Percentage of Plan
	Allocation	Assets at December 31

Asset Category	2004	2003		2002

Equity securities	65%	65	%(1)	57	%(1)
Debt securities	34%	34%		41%
Real estate	—%	—%		—%
Other	1%	1%		2%

Total	100%	100%		100%

(1)	Equity securities include CTS common stock in the amounts of approximately $17 million (7% of total plan assets)
at December 31, 2003, and approximately $11 million (5% of total plan assets) at December 31, 2002.

CTS employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and funded status. The investment portfolio primarily contains a diversified mix of equity and fixed-income investments. The equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Other assets such as private equity are used modestly to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and asset/liability studies at regular intervals.

The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2004 are $0.6 million and $0.3 million, respectively.

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee’s annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $2.5 million in 2003, $3.0 million in 2002 and $3.7 million in 2001.

NOTE H—Income Taxes

Earnings (loss) before income taxes consist of the following:

($ in thousands)		2003	2002	2001

Domestic		$767	$(8,670)	$(54,700)
Non-U.S.		5,481	(15,130)	(5,791)

	Total	$6,248	$(23,800)	$(60,491)

Significant components of income tax provision (benefit) are as follows:

($ in thousands)	2003	2002	2001

Current:
Federal	$(7,889)	$—	$—
State	165	368	259
Non-U.S.	1,084	4,484	9,162

Total current	(6,640)	4,852	9,421

Deferred:
Federal	(3,480)	(7,834)	(16,622)
State	(96)	(1,275)	(3,077)
Non-U.S.	3,889	(1,693)	(4,838)

Total deferred	313	(10,802)	(24,537)

Total benefit for income taxes	$(6,327)	$(5,950)	$(15,116)

During 2003, the Company recorded a tax benefit of $7.9 million resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

Significant components of CTS’ deferred tax liabilities and assets at December 31, 2003 and 2002 are:

($ in thousands)	2003	2002

Pension	$48,529	$44,018
Depreciation	5,406	5,834
Basis difference-acquired assets	1,281	1,281
Other	299	313

Gross deferred tax liabilities	55,515	51,446

Postretirement benefits	1,703	1,659
Inventory items	2,440	3,512
Loss carryforwards	49,598	43,912
Credit carryforwards	3,235	2,509
Nondeductible accruals	8,689	9,588
Restructuring and asset impairment	6,609	8,437
Other	13,723	12,722

Gross deferred tax assets	85,997	82,339

Net deferred tax assets	30,482	30,893

Deferred tax asset valuation allowance	(2,074)	(2,379)

Total	$28,408	$28,514

The overall effective income tax rate (expressed as a percentage of income before income taxes) varied from the U.S. statutory income tax rate as follows:

	2003	2002	2001

Taxes at the U.S. statutory rate	35.0%	(35.0)%	(35.0)%
State income taxes, net of federal income tax benefit	0.7%	(2.5)%	(3.0)%
Non-U.S. income taxed at rates different than the U.S. statutory rate	(2.0)%	25.1%	14.1%
Tax exempt earnings	(3.4)%	(4.1)%	—
Benefit of scheduled tax credits and adjustment of valuation allowance	(6.1)%	(7.4)%	(0.8)%
Tax benefit, reversal of reserves	(126.3)%	—	—
Other	0.8%	(1.1)%	(0.3)%

Effective income tax rate	(101.3)%	(25.0)%	(25.0)%

In certain taxing jurisdictions, CTS business operations do qualify for income tax holidays. As a result, certain earnings of CTS are subject to tax at reduced rates for a specified period of time. These tax holidays, unless extended, are scheduled to expire in 2007.

Undistributed earnings of certain non-U.S. subsidiaries amounted to approximately $154 million at December 31, 2003. Prior year earnings are intended to be invested indefinitely; and, accordingly, no provision has been made for non-U.S. withholding taxes. In the event all undistributed earnings were remitted, approximately $9 million of withholding tax would be imposed.

No valuation allowance was recorded in 2003 against the U.S. net deferred tax assets including the U.S. net operating loss carryforward asset of $47 million expiring in 2021-2023. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2004 through 2010. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communications components product lines consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits of its U.S. net deferred tax assets.

CTS had net deferred tax assets for the non-U.S. net operating loss carryforward asset of approximately $3 million at December 31, 2003. Of this amount, approximately $1 million expires in 2006-2008. The remainder has an unlimited carryforward period.

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

Summarized financial information concerning CTS’ reportable segments is shown in the following table:

	Components
($ in thousands)	& Sensors	EMS	Total

2003
Net sales to external customers	$252,911	$210,076	$462,987
Segment operating earnings	7,394	10,985	18,379
Total assets	398,791	83,459	482,250
Depreciation and amortization	30,412	3,193	33,605
Capital expenditures	$8,091	$953	$9,044
2002
Net sales to external customers	$270,919	$186,885	$457,804
Segment operating earnings (loss)	(5,927)	10,790	4,863
Total assets	419,628	70,404	490,032
Depreciation and amortization	40,553	2,820	43,373
Capital expenditures	$12,298	$535	$12,833
2001
Net sales to external customers	$366,096	$211,558	$577,654
Segment operating earnings (loss)	(8,231)	10,457	2,226
Total assets	498,482	69,449	567,931
Depreciation and amortization	49,050	2,624	51,674
Capital expenditures	$70,195	$7,459	$77,654

Reconciling information between reportable segments’ operating earnings and CTS’ consolidated pre-tax income (loss) is shown in the following table:

($ in thousands)	2003	2002	2001

Total segment operating earnings	$18,379	$4,863	$2,226
Restructuring, asset impairment and related one-time charges — Components & Sensors	(4,563)	(19,498)	(50,210)
Restructuring, asset impairment and related one-time charges — EMS	—	(134)	(505)
Interest expense	(7,688)	(10,240)	(12,775)
Interest income	357	396	744
Other income (expense)	(237)	813	29

Earnings (loss) before income taxes	$6,248	$(23,800)	$(60,491)

Financial information relating to CTS’ operations by geographic area was as follows:

($ in thousands)	2003	2002	2001

Net Sales
United States	$186,675	$199,982	$246,653
United Kingdom	127,522	125,252	154,466
China	96,492	80,615	87,038
Canada	27,535	20,201	15,491
Singapore	15,244	21,330	35,487
Other non-U.S.	9,519	10,424	38,519

Consolidated net sales	$462,987	$457,804	$577,654

Sales are attributed to countries based upon the origin of the sale.

($ in thousands)	2003	2002	2001

Long-Lived Assets
United States	$48,680	$58,017	$74,451
China	43,220	55,723	68,633
Taiwan	19,098	21,265	20,086
United Kingdom	17,667	17,967	20,993
Singapore	8,077	14,856	25,154
Other non-U.S	3,322	3,939	4,581

Consolidated long-lived assets	$140,064	$171,767	$213,898

The Components and Sensors business segment revenues from Motorola represent $38.6 million, or 14%, and $84.3 million, or 23%, of the segment’s revenue for the years ended December 31, 2002 and 2001, respectively. Components and Sensors business segment revenue from Motorola for the year ended December 31, 2003 was less than 10% of the segment’s revenue. The EMS business segment revenues from Hewlett-Packard, which acquired Compaq in May 2002, represented $151.8 million, or 72%, and $150.4 million, or 80%, of the segment’s revenue for the years ended December 31, 2003 and 2002, respectively. EMS business segment revenues from Motorola were $40.2 million, or 19% of the segment’s revenue for the year ended December 31, 2003. The EMS business segment revenues from Compaq represented $160.2 million, or 76%, of the segment’s revenue for the year ended December 31, 2001.

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

NOTE K—Treasury Stock

Common stock held in treasury at December 31, 2003 totaled 16,565,558 shares with a cost of $253.7 million, compared to 16,618,373 shares with a cost of $254.1 million at December 31, 2002.

CTS has 240,000 remaining shares authorized for repurchase by the Board of Directors at December 31, 2003. There can be no assurance as to the number of shares CTS may repurchase or the timing of such purchases.

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

In 1999, CTS acquired certain assets and liabilities of the Component Products Division of Motorola. The acquisition was accounted for under the purchase method of accounting. As part of the purchase agreement, CTS was obligated to pay additional amounts.  No amounts are due to Motorola in 2004 for 2003, the final year under the agreement.

NOTE M—Leases

CTS incurred approximately $6.8 million of rent expense in 2003, $7.4 million in 2002, and $6.1 million in 2001. The future minimum lease payments under the Company’s operating leases are $6.0 million in 2004, $6.0 million in 2005, $5.3 million in 2006, $2.5 million in 2007, $2.5 million in 2008 and $6.3 million thereafter.

NOTE N—Earnings Per Share

FAS No. 128, “Earnings per Share,” requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations. The calculation below provides net earnings, average common shares outstanding and the resultant earnings per share for both basic and diluted EPS for the year ended December 31, 2003.

	Net	Shares
	Earnings	(In thousands)	Per Share
(In thousands of dollars, except per share amounts)	(Numerator)	(Denominator)	Amount

2003
Basic EPS	$12,575	34,723	$0.36
Effect of Dilutive Securities:
Stock Options		23
Other		243 (1)

Diluted EPS	$12,575	34,989	$0.36

(1)	Includes 120 shares of CTS common stock to be issued to the former DCA shareholders. At December 31, 2003, there were approximately 28 shares of CTS common stock yet to be issued to the former DCA shareholders who have not yet tendered their stock certificates for exchange.

The following table shows the potentially dilutive securities which have been excluded from the 2003, 2002 and 2001 diluted earnings (loss) per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

	Year ended
	December 31,

(Number of shares in thousands)	2003	2002	2001

Securities issuable in connection with stock purchase plans	—	232	285
Stock options where the exercise price exceeds the average market price of common shares during the period	1,139	1,185	662
Stock options where the exercise price is below the average market price of common shares during the period	—	50	388
Securities related to the subordinated convertible debt	1,247	935	—

Shareholder Information
(In thousands of dollars except per share data)

Quarterly Results of Operations
(Unaudited)

			Operating	Net
	Net	Gross	Earnings	Earnings
	Sales	Margins	(Loss)	(Loss)

2003
4th quarter	$132,025	$27,454	$7,369	$3,947
3rd quarter (1)	108,496	23,655	(654)	6,074
2nd quarter	116,697	24,520	4,507	1,983
1st quarter	105,769	21,083	2,594	571
	$462,987	$96,712	$13,816	$12,575
2002
4th quarter	$116,542	$23,357	$2,977	$545
3rd quarter (2)	110,944	23,885	(16,499)	(13,821)
2nd quarter (3)	117,725	21,109	(1,475)	(2,673)
1st quarter (4)	112,593	22,678	228	(1,901)
	$457,804	$91,029	$(14,769)	$(17,850)

Per Share Data
(Unaudited)

			Dividends	Net Earnings (Loss)
	High (5)	Low (5)	Declared	Basic	Diluted

2003
4th quarter	$14.94	$10.75	$0.03	$0.11	$0.11
3rd quarter (1)	14.71	10.01	0.03	0.17	0.17
2nd quarter	11.10	5.50	0.03	0.06	0.06
1st quarter	8.85	4.90	0.03	0.02	0.02
			$0.12	$0.36	$0.36
2002
4th quarter	$9.00	$3.65	$0.03	$0.02	$0.02
3rd quarter (2)	12.50	4.30	0.03	(0.41)	(0.41)
2nd quarter (3)	19.56	10.80	0.03	(0.08)	(0.08)
1st quarter (4)	17.60	12.90	0.03	(0.06)	(0.06)
			$0.12	$(0.54)	$(0.54)

(1)	The third quarter 2003 results include an asset impairment charge of $4.6 million pre-tax, $3.4 million after-tax, or $0.10 per diluted share. The third quarter 2003 also includes $7.9 million, or $0.22 per diluted share, favorable income tax adjustment resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

(2)	The third quarter 2002 results include restructuring and related one-time charges of $18.5 million pre-tax, $13.8 million after-tax, or $0.41 per diluted share.

(3)	The second quarter 2002 results include restructuring related one-time charges of $0.4 million pre-tax, $0.3 million after-tax, or $0.01 per diluted share.

(4)	The first quarter 2002 results include customer reimbursements for expenses incurred in previous quarters of approximately $3.1 million pre-tax, $2.3 million after-tax, or $0.07 per diluted share, and restructuring related one-time charges of $0.8 million pre-tax, $0.6 million after-tax, or $0.02 per diluted share.

(5)	The market prices of CTS common stock presented reflect the highest and lowest sales prices on the New York Stock Exchange for each quarter of the last two years.

CTS CORPORATION

Five-Year Summary
(In thousands of dollars except per share and other data)

		% of		% of		% of		% of		% of
	2003	Sales	2002	Sales	2001	Sales	2000	Sales	1999	Sales

Summary of Operations
Net sales	$462,987	100.0	$457,804	100.0	$577,654	100.0	$866,523	100.0	$677,076	100.0
Cost of goods sold	366,275	79.1	366,775	80.1	466,363	80.7	605,598	69.9	471,543	69.6
Selling, general and administrative expenses	54,390	11.8	59,467	13.0	80,214	13.9	94,501	10.9	80,866	12.0
Research and development expenses	21,476	4.6	24,118	5.3	32,762	5.7	32,583	3.8	25,348	3.8
Acquired in-process research and development (IPR&D)	—	—	—	—	—	—	—	—	12,940	1.9
Amortization of intangible assets	2,467	0.5	3,870	0.8	6,765	1.2	5,211	0.6	3,583	0.5
Restructuring and impairment charges	4,563	1.0	18,343	4.0	40,039	6.9	—	—	—	—

Operating earnings (loss)	13,816	3.0	(14,769)	(3.2)	(48,489)	(8.4)	128,630	14.8	82,796	12.2
Other expense—net	(7,568)	(1.6)	(9,031)	(2.0)	(12,002)	(2.1)	(11,503)	(1.3)	(8,741)	(1.3)

Earnings (loss) before income taxes	6,248	1.4	(23,800)	(5.2)	(60,491)	(10.5)	117,127	13.5	74,055	10.9
Income tax expense (benefit)	(6,327)	(1.3)	(5,950)	(1.3)	(15,116)	(2.6)	32,796	3.8	22,587	3.3

Earnings (loss) from continuing operations	12,575	2.7	(17,850)	(3.9)	(45,375)	(7.9)	84,331	9.7	51,468	7.6
Discontinued operations:
Net loss from discontinued operations	—	—	—	—	—	—	(529)	—	—	—

Net earnings (loss)	12,575	2.7	(17,850)	(3.9)	(45,375)	(7.9)	83,802	9.7	51,468	7.6
Retained earnings—beginning of year	255,085		276,988		325,850		245,414		197,285
Dividends declared	(4,230)		(4,053)		(3,487)		(3,366)		(3,339)

Retained earnings—end of year	$263,430		$255,085		$276,988		$325,850		$245,414

Earnings (loss) per share:
Basic:
Continuing operations	$0.36		$(0.54)		$(1.61)		$3.05		$1.87
Discontinued operations	—		—		—		(0.02)		—

Net earnings (loss) per share	$0.36		$(0.54)		$(1.61)		$3.03		$1.87

Diluted:
Continuing operations	$0.36		$(0.54)		$(1.61)		$2.94		$1.80
Discontinued operations	—		—		—		(0.02)		—

Net earnings (loss) per share	$0.36		$(0.54)		$(1.61)		$2.92		$1.80

Average basic shares outstanding (000’s)	34,723		33,148		28,231		27,623		27,498
Average diluted shares outstanding (000’s)	34,989		33,148		28,231		28,675		28,589

Cash dividends per share	$0.12		$0.12		$0.12		$0.12		$0.12
Capital expenditures	9,044		12,833		77,654		119,216		32,896
Depreciation and amortization	33,605		43,373		51,674		44,325		33,907

Financial Position at Year End
Current assets	$164,766		$152,334		$200,674		$305,696		$254,297
Current liabilities	95,689		134,556		153,857		202,891		154,461
Current ratio	1.7 to 1		1.1 to 1		1.3 to 1		1.5 to 1		1.6 to 1
Working capital	$69,077		$17,778		$46,817		$102,805		$99,836
Inventories	31,925		36,262		50,149		104,316		78,942
Property, plant and equipment—net	122,481		148,632		191,958		224,861		139,692
Total assets	482,250		490,032		567,931		672,929		522,652
Short-term notes payable	—		—		—		7,397		7,428
Long-term debt	75,880		67,000		125,013		178,000		162,000
Long-term obligations, including long-term debt	87,013		78,501		132,287		189,069		176,164
Shareholders’ equity	294,191		265,020		242,873		246,357		164,764
Common shares outstanding (000’s)	36,067		34,101		30,902		27,781		27,462
Equity (book value) per share	$8.16		$7.77		$7.86		$8.87		$6.00

Other Data
Stock price range	$14.94-$4.90		$19.56-$3.65		$47.88-$13.49		$82.75-$31.50		$86.25-20.44
Number of employees	5,041		5,313		5,837		9,008		7,662
Number of shareholders at year end	1,527		1,585		1,549		1,492		1,498

CTS CORPORATION