Form 10-K, Exhibit 13
period 2004-12-31
CTS CORP
filed 2005-03-04
CIK 26058

CTS Corporation
Form 10-K 2004

EXHIBIT (13)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2002-2004)

Overview

CTS is a global manufacturer and supplier of components and sensors to the automotive, communications, and computer markets. The Company also manufactures and designs specialized electronic products for industrial, communications, and computing infrastructure OEMs. Sales and marketing is accomplished through CTS sales engineers, independent manufacturers’ representatives, and distributors. Total sales in 2004 of $531.3 million were reported through two business segments, Electronics Manufacturing Services (EMS) and Components and Sensors, which represented 50.9% and 49.1% of CTS’ total sales in 2004, respectively.

In 2004, the Company experienced a strong year-over-year sales increase and improved net earnings significantly from 2003. During this period, the Company continued to focus on three key priorities: (1) improving profitability concurrently with growing sales; (2) strengthening the balance sheet; and (3) developing new sources of revenue to drive future growth. During 2004, CTS continued to see growth in certain of its existing served markets, as well as new business awards from existing and new customers. Additionally, CTS continued to report progress in growth initiatives, especially new automotive platform positions and precision frequency products for the communications infrastructure market.

As discussed in more detail throughout the MD&A:

•	CTS’ revenues increased 14.8% during 2004 compared to 2003, following 1% sales growth in 2003 compared to 2002. Most of the increase came in the EMS segment, which was up 28.7% compared to 2003, while the Components and Sensors segment experienced 3.2% growth.

•	Gross margins in 2004 increased $13.0 million from 2003, primarily due to sales growth.

•	The Company continued to leverage selling, general and administrative and research and development expenses and reduced them to 15.5% of sales in 2004 from 16.9% in 2003 and 19.1% in 2002.

•	The operating earnings of $31.1 million in 2004 included $3.9 million of gain on asset sales. In 2003, operating earnings of $13.8 million included a $4.6 million asset impairment charge.

•	Net earnings of $20.0 million in 2004 substantially exceeded net earnings of $12.6 million in 2003.

•	Diluted earnings per share of $0.53 in 2004 increased $0.17 from diluted earnings per share of $0.36 in 2003.

•	Cash and cash equivalent balances were $61.0 million at the end of 2004, compared to $25.3 million in 2003.

•	Total debt balances were $97.5 million at the end of 2004, versus $75.9 million in 2003, and $95.4 million in 2002. Interest expense decreased over the last two years, benefiting from the lower interest rate and lower average debt balances. Interest expense was $5.5 million in 2004, $7.7 million in 2003, and $10.2 million in 2002.

Acquisition

On November 16, 2004, CTS entered into a merger agreement with SMTEK International, Inc. The agreement was approved by SMTEK shareholders on January 31, 2005. SMTEK is a publicly traded company in the electronics manufacturing services (EMS) industry with sales of $102.4 million and operating earnings of $4.0 million in the reported 12–month period ended September 30, 2004. With operations on both the east and west coasts of the United States, and in southeast Asia, SMTEK serves over 25 major customers in the medical, industrial and security, aerospace and defense, and communications markets. The estimated aggregate purchase price is approximately $60 million, consisting of $35 million cash consideration, $13 million of SMTEK debt assumed by CTS, approximately 812,000 shares of CTS common stock valued at $10 million, and $2 million of estimated transaction costs.

Benefits of the acquisition include:

•	Accelerated expansion into new markets: SMTEK primarily serves medical, industrial and security, aerospace and defense, and communications markets. CTS’ largest EMS markets are in computing and communications.

•	Reduced customer concentration: SMTEK brings a variety of new large accounts that will significantly broaden CTS’ EMS customer base.

•	Enhanced operational capabilities: SMTEK is a leader in printed circuit board design, assembly and testing for complex electronic products and has key process and agreement certifications in medical and aerospace.

•	Increased global footprint: SMTEK has strong operational capabilities on the east coast and west coast, and in Thailand. CTS has EMS operations on the east coast, in Europe, China and Singapore.

Outlook

Including the impact of SMTEK, CTS expects 2005 full year sales to grow by 30-35%, and diluted earnings per share to be in the range of $0.65 - $0.72. The earnings per share guidance includes a negative impact of approximately $0.05 per share from adopting the new accounting rule on contingently convertible debentures. The Company expects the SMTEK acquisition to be accretive by $0.04-$0.06 per share in 2005.

Critical Accounting Policies

CTS management’s discussion and analysis is based on its consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. CTS evaluates its estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances. Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

CTS’ served markets are characterized by rapid technological change and frequent new product introductions and enhancements. These characteristics, along with global economic conditions, are risks that require management judgment when determining appropriate accounting decisions. Management believes that judgment and estimates related to the following critical accounting policies could materially affect its consolidated financial statements:

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

When the Company determines that the carrying value of long-lived and intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use of those assets, an impairment charge to record the assets at fair value may be recorded. Impairment is measured based on fair values utilizing estimated discounted cash flows, published third-party sources, third-party offers and information furnished by third-party brokers/dealers.

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

CTS believes it will more likely than not realize the benefits of its $54.4 million U.S. net operating loss carryforwards, which expire in 2021 through 2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2005 through 2013. The projections were based on taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communications components product lines consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. In the event that actual results differ from these estimates in future periods, CTS may need to establish an additional valuation allowance or reduce the valuation allowance, which could materially impact the results of operations and financial position.

The annual effective income tax rate is based on CTS’ current legal organization and forecasted earnings in the various taxing jurisdictions in which the Company operates. Changes in CTS’ legal organization, the amount or the location of global earnings could impact its future effective income tax rate. In 2004, CTS’s effective tax rate decreased from 25% to 23% primarily as a result of increased profits being reported in lower taxed jurisdictions.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and the pension benefit obligation. CTS, after considering the recommendations of its actuaries, assumes a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining its annual pension income and expense and the projected benefit obligation. Experience gains/losses arising from any variance between the expected rate of return of plan assets and the actual results are amortized over periods ranging from 5 to 16 years. During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material affect on CTS’ results of operations in future years.

For 2004, CTS had a weighted-average discount rate of 6.17% for pension income and expense. CTS reduced the discount rate assumption for 2005 to reflect the interest rate decline on high-quality corporate bonds. The Company reduced the discount rate on its domestic plans from 6.25% at January 1, 2004 to 6.0% at January 1, 2005. The range of discount rates utilized by its foreign plans was also increased from 3.5% - 5.4% in 2004 to 3.5% - 5.6% in 2005.

The Company also revised its long-term expected return on plan asset assumption as a result of its evaluation of long-term returns. The expected return on domestic plan assets at January 1, 2005 was lowered to 8.50% from 8.75% and the range of expected returns on foreign plan assets stayed the same, at 3.50% - 7.00%.

CTS expects these changes in actuarial assumptions, combined with the pension asset balance at the end of 2004, will reduce 2005 consolidated pension income by approximately $3 - $4 million.

Results of Operations

Business Segment Discussion

CTS has two reportable business segments: 1) Components and Sensors and 2) Electronics Manufacturing Services (EMS).

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of:  automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in cellular handsets, communications infrastructure, and computer markets; low temperature cofired ceramics (LTCC) used in various communications, military, aerospace, and automotive applications; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks; and potentiometers used to serve multiple markets.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly, such as printed circuit board assembly, performed under a contract manufacturing agreement with an OEM or other contract manufacturer. EMS also includes the design of interconnect systems and complex backplanes as may be required by the customer.

For additional information on business segments, refer to "Note M - Business Segments."

The following table summarizes net sales and operating earnings by business segment:

	Components
($ in thousands)	& Sensors	EMS	Total

2004
Net sales to external customers	$260,982	$270,334	$531,316
Segment operating earnings	23,311 (1)	7,817	31,128
% of segment sales	8.9%	2.9%	5.9%

2003
Net sales to external customers	$252,911	$210,076	$462,987
Segment operating earnings	7,394	10,985	18,379
% of segment sales	2.9%	5.2%	4.0%

2002
Net sales to external customers	$270,919	$186,885	$457,804
Segment operating earnings (loss)	(5,927)	10,790	4,863
% of segment sales	(2.2)%	5.8%	1.1%

(1)	Includes $3.9 million of gain on asset sales.

The 2004 Components and Sensors business segment sales increased $8.1 million, or 3.2%, from 2003. The increase was primarily due to increased demand for the automotive sensor products, communication infrastructure products and favorable foreign exchange, due to the weakening of the U.S. dollar against the British Pound and the Euro. Despite a small sales increase, segment operating earnings more than tripled from the prior year, primarily due to favorable impact from the contribution of incremental sales and product mix of approximately $3.8 million. Lower depreciation expenses of $7.9 million, due to a lower level of capital expenditures in recent years versus high levels of capital expenditures in the preceding years, and an intersegment cost allocation to EMS Singapore operation of $1.7 million also helped to improve segment operating earnings in 2004. The segment operating earnings also included $3.9 million of gain on asset sales, including $2.7 million gain from sale of excess land in Canada, and a favorable impact of foreign exchange rate movements. Research and development expenses decreased $2.7 million in 2004 compared to 2003, as a result of streamlining research and development activities. These favorable factors were partially offset by product launch costs of $2.8 million and higher operating expenses of $4.9 million related to incentive compensation and professional services.

Components and Sensors 2003 business segment sales decreased $18.0 million, or 6.7%, from the prior year. The decrease was primarily due to a reduction of end-of-life product sales of $16.2 million and continuing softness in the communications market. End-of-life product sales represent the final shipments of products that have been replaced by newer technologies or no longer meet the Company’s profit objectives and the decision is made by the company to cease manufacturing. Sales into the automotive market increased slightly in 2003, benefited by the introduction of new product and sales into Asia. Despite the overall sales decrease, segment operating earnings improved $13.3 million primarily from $10.1 million of lower depreciation and amortization expense and reduced operating expenses of $11.9 million mainly in wages and related benefits. These improvements were partially reduced by the impact of lower volume of approximately $4.6 million and $4.1 million of favorable items occurring in 2002, primarily related to a $3.1 million customer reimbursement.

EMS 2004 business segment sales increased $60.2 million, or 28.7%, from the prior year. The revenue increase was primarily due to $24.9 million increase in data storage systems, $20.8 million increase in communications infrastructure systems and $9.3 million increase in networking equipment from both existing customers and new customers. The operating earnings of $7.8 million decreased $3.2 million from the prior year. The decrease in earnings was primarily driven by price reductions in connection with the product transfer to Singapore and an unfavorable impact of foreign exchange rate movements. These price reductions were partially offset by cost reductions. CTS anticipates additional cost reductions after a full year of EMS Singapore operations. Also, EMS incurred an intersegment cost allocation of $1.7 million from the Components and Sensors segment. Additionally, in 2004, some start-up costs were incurred to support the new operation in Singapore. These unfavorable factors were partially offset by the favorable impact of $6.9 million from higher sales and product mix.

CTS earnings are subject to fluctuations of foreign currency exchange rates. For 2004, the impact of foreign exchange rates was positive on Components and Sensors segment operating earnings, while negative on EMS segment operating earnings, primarily due to the weakening of the U.S. Dollar against the Euro and British Pound. To a large extent, the unfavorable impact was offset by the favorable impact.

EMS business segment sales increased $23.2 million, or 12.4%, in 2003 from the prior year. Sales into the communications market increased, due primarily to stronger shipments of infrastructure products into China and Europe. Additionally, shipments of computer products increased in 2003, following a decline in the prior year. Segment operating earnings of $11.0 million increased $0.2 million from the prior year primarily from favorable volume impacts, partially offset by product mix, of $1.2 million, and $1.0 million of higher general and administrative and selling and marketing expenses.

Sales in Geographic Regions

CTS has continued its expansion into the Asia-Pacific markets. Geographically, sales into the Asia-Pacific region are now 36% of CTS’ total net sales versus 29% in 2003. Sales in Europe and the Americas decreased to 19% from 23% of total net sales and 45% from 48% of total net sales, respectively. The following table presents the percentage of net sales into each geographic region within each segment and consolidated:

	Components & Sensors			EMS			Consolidated Total

Geographic Region	2004	2003	2002	2004	2003	2002	2004	2003	2002

Americas	56%	55%	56%	34%	41%	45%	45%	48%	52%
Europe	17%	15%	17%	20%	32%	35%	19%	23%	24%
Asia-Pacific	27%	30%	27%	46%	27%	20%	36%	29%	24%

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Discussion - Most Recent Three Years

The following table highlights significant information from CTS’ consolidated results of operations during the past three years:

	Year ended December 31,

(In thousands of dollars)	2004	2003		2002

Net sales	$531,316	$462,987		$457,804
Cost of goods sold	421,560	366,275		366,775 [1]
Gross margin	109,756	96,712		91,029
% of net sales	20.7%	20.9%		19.9%

Selling, general and administrative expenses	63,485	56,857		63,337
% of net sales	11.9%	12.3%		13.8%
Research and development expenses	19,063	21,476		24,118
% of net sales	3.6%	4.6%		5.3%
Gain on asset sales	(3,920)	—		—

Restructuring and impairment charges	—	4,563		18,343

Operating earnings (loss)	31,128	13,816		(14,769)
% of net sales	5.9%	3.0%		(3.2)%

Interest expense	5,535	7,688		10,240
Other income	324	120		1,209
Earnings (loss) before income taxes	25,917	6,248		(23,800)
Income tax expense (benefit)	5,961	(6,327	) [2]	(5,950)

Net earnings (loss)	$19,956	$12,575		$(17,850)
% of net sales	3.8%	2.7%		(3.9)%

(1)	Cost of goods sold includes restructuring-related charges consisting primarily of inventory write downs, equipment relocations and other employee-related costs of $1.3 million in 2002.

(2)	Includes a $7.9 million benefit resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

Net sales increased $68.3 million in 2004, or 14.8%, from prior year, primarily due to the EMS increase of $60.2 million related to increased demand for communications infrastructure systems, networking equipment, and data storage systems. In addition, Components and Sensors sales increased $8.1 million, primarily related to increased demand for automotive products, and communications infrastructure components.

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

The Company’s 15 largest customers represented 69% of net sales in 2004. This is a slight decrease from 71% and 73% in 2003 and 2002, respectively. This percentage is decreasing as the Company continues efforts to broaden its business base, particularly in automotive and wireless infrastructure product offerings. Sales to Hewlett-Packard Company represented 33% of net sales in 2004, 2003, and 2002. Sales to Motorola, Inc. were 13% of net sales in 2004 and 2003, and 12% in 2002.

CTS’ products are usually priced with consideration to expected or required profit margins, customer expectations, and market competition. Pricing for most of CTS’ Components and Sensors and EMS products generally decrease over time and also fluctuate in accordance with total industry utilization of manufacturing capacity. In both CTS segments, nominal annual price reductions are in the single-digit range, which is typical of the industry. CTS continues to work on cost reduction to offset the negative price impact on profit margin.

Gross margin increased $13.0 million, or 13.5%, in 2004 from 2003, primarily due to higher sales of $68.3 million and lower depreciation expense, as mentioned in the Business Segment Discussion. However, gross margin as a percentage of sales declined because of the higher percent of EMS segment sales, which inherently have a lower gross margin percentage than Components and Sensors segment sales.

Gross margin in 2003 increased $5.7 million, or 1.0 percentage point, over 2002, to 20.9%, on improved sales of $5.2 million. Items contributing to the gross margin percentage increase included $6.2 million of lower depreciation expense, $6.0 million from favorable product mix and volume–related improvements, partially offset by $3.7 million in lower pension income. The 2002 gross margin also included a favorable adjustment of $3.1 million for a customer reimbursement and $1.3 million of restructuring related charges.

Selling, general and administrative expenses as a percentage of sales decreased 0.4 percentage points to 11.9% in 2004 from prior year, as the Company was able to leverage existing resources with higher sales. The total dollar amount increased $6.6 million, primarily due to the increased expenses for incentive compensation, professional services, and normal cost of living adjustments.

Selling, general and administrative expenses decreased to $56.9 million, or 12.3% of net sales in 2003, versus $63.3 million, or 13.8% of net sales in 2002, reflecting Company initiatives to control costs and scale operations to existing market conditions. Cost reductions were achieved primarily in salaries and wages and lower depreciation and amortization expenses.

Research and development expenses were $19.1 million in 2004 versus $21.5 million in 2003 and $24.1 million in 2002. The reductions in research and development spending reflect savings due to organizational consolidation, changing business mix, and the streamlining of research and development activities. Significant ongoing research and development activities continue in the Components and Sensors business segment, particularly for automotive products in support of growth initiatives. CTS’ research and development investment is primarily focused on expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS business segment are typically very low.

Operating earnings in 2004 increased to $31.1 million, or 5.9% of sales, from $13.8 million, or 3.0% of sales, in 2003. Favorable changes contributing to the margin improvement were gross margin increase and gain on asset sales offset by increase of operating expenses, as discussed above. Operating earnings in 2004 included gain on asset sales of $3.9 million. As discussed in the Restructuring and Asset Impairment Charges section below, operating earnings in 2003 included an asset impairment charge of $4.6 million.

Operating earnings in 2003 of $13.8 million improved $28.6 million over 2002. Favorable changes to operating earnings resulted from gross margin improvement and a reduction in operating expenses. In addition, 2003 included a $4.6 million asset impairment charge, while 2002 included $19.6 million of restructuring, asset impairment and restructuring-related one-time charges, and $4.1 million of favorable items which include a $3.1 million customer reimbursement.

Interest expense in 2004 was $5.5 million, or 28.0% lower than 2003. This was primarily due to payment in whole of CTS industrial revenue bonds, which carried a coupon rate of 7.5%. Cash from operation and proceeds from the convertible senior subordinated debentures issued in May 2004, as discussed in the Liquidity section, which bear an annual interest rate of 2.125%, financed the payment of the industrial revenue bonds. Interest expense decreased $2.6 million in 2003 compared to 2002 primarily due to lower average outstanding debt balance.

In 2004, CTS changed its estimate of its 2004 effective tax rate from 25% to 23%. The lower effective tax rate reflects the transfer of certain business operations to jurisdictions with lower statutory tax rates and the notification that manufacturing incentives in one foreign jurisdiction qualified CTS for a lower statutory rate, expiring in 2012, subject to certain conditions.

During 2003, the Company recorded a tax benefit of $7.9 million resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

Net earnings in 2004 increased $7.4 million, or 58.7%, to $20.0 million in 2004 from $12.6 million in 2003. Net earnings in 2004 included the impact of $3.9 million pre-tax gain on asset sales. Net earnings in 2003 included the impact of a pre-tax $4.6 million asset impairment charge and a $7.9 million tax benefit.

Restructuring and Asset Impairment Charges

During the third quarter of 2003, CTS recorded a $4.6 million pre-tax impairment charge to reduce the carrying value of certain assets, held by the Components and Sensors business segment, to their estimated fair value. Approximately $3.3 million of the impairment charge reflected a write down for electronic equipment following final production of previously announced end-of-life products and a re-assessment of the current market value for equipment held for sale. An additional $1.3 million of the impairment charge related to excess capacity on a production line following an assessment of future capacity needs. All restructuring-related reserve balances had been fully utilized at December 31, 2003.

In the third quarter of 2002, CTS recorded $18.3 million of pre-tax restructuring and impairment charges. The charges included $5.0 million restructuring charges, $12.5 million of asset impairments and $0.8 million of pension curtailment losses. The charges were incurred in order to effect operational improvements and related organizational realignments primarily in the Components and Sensors business segment, involving the relocation of certain manufacturing operations. CTS completed substantially all of these restructuring actions by the end of 2002. Also during 2002, CTS recorded in cost of sales $1.3 million of restructuring-related charges, consisting primarily of equipment relocation costs.

Liquidity and Capital Resources

Overview

At December 31, 2004, cash and cash equivalents balance increased to $61.0 million, driven by improved net earnings and asset sales. The cash and cash equivalents balance was $25.3 million and $9.2 million in 2003 and 2002 respectively. Total debt net of cash and cash equivalents decreased to $36.5 million from $50.6 million and $86.2 million in 2003 and 2002 respectively. Total debt as a percentage of total capitalization was 24% at the end of 2004, compared with 21% and 27% in 2003 and 2002 respectively.

In 2004:

•	CTS completed the sale of the Longtan, Taiwan facility, and received net cash proceeds of $16.4 million. CTS also completed the sale of excess land in Canada and received $2.1 million, with the remaining $0.6 million in a note receivable due May 2006.

•	In May, CTS issued $60.0 million in aggregate principal amount of convertible senior subordinated debentures ($60 million Debentures) due 2024. The net proceeds of $57.6 million were used to pay off the outstanding principal of industrial revenue bonds and reduce amounts outstanding under its credit agreement.

•	On October 12, 2004, CTS’ $55 million revolving credit agreement was expanded to $75 million and the term was extended from July 2006 to July 2007.

At the end of 2004, working capital increased $32.1 million, compared with 2003 year end. The working capital increase was primarily driven by a $35.7 million increase in cash and cash equivalents, an increase in accounts receivable of $11.8 million due to higher sales in December 2004, and an increase in inventory of $10.8 million to support higher sales and new product launches. The increase was partially offset by a decrease in short-term deferred income taxes of $19.9 million, in part due to changes in timing differences related to inventory reserves and non-deductible accruals, an increase of accounts payable of $3.4 million associated with higher sales, and increase of notes payable of $3.3 million.

Free Cash Flow

The following table summarizes free cash flow for the Company:

	Year ended December 31,

(In millions of dollars)	2004	2003	2002

Net cash provided by operations	$14.0	$25.7	$24.1
Net cash provided by (used in) investing activities	7.1	(5.1)	(10.0)

Free cash flow	21.1	$20.6	$14.1

Free cash flow is a non-GAAP financial measure which CTS defines as net cash provided by operations plus net cash provided by (used in) investing activities. The most directly comparable GAAP financial measure is net cash provided by operations. Management believes that free cash flow provides useful information to investors regarding the Company’s ability to generate cash from business operations that is available for internal growth, service of debt principal, dividends, share repurchases and acquisitions and other investments. Management uses free cash flow as one measure to monitor and evaluate the performance of the Company.

In 2004, net cash provided by operations was $14.0 million, after funding the working capital required for business growth. Net cash provided by operations in 2004 was $11.7 million lower than net cash provided by operations in 2003 due to higher earnings in 2004 that are more than offset by non-cash adjustments and negative working capital change. Increased working capital was required to support a higher level of sales in 2004. Net cash provided by investing activities was $7.1 million after $19.8 million proceeds from the sale of assets offset capital expenditures of $12.7 million.

In 2003, net cash provided by operations was $25.7 million after funding the working capital required for business growth. The capital expenditures of $9.0 million were partially offset by the proceeds of $4.1 million from the sale of assets, primarily temperature compensated crystal oscillator (TCXO) production assets. In 2002, net cash provided by operations was $24.1 million, and the cash used in investing activities was $10.0 million.

Operating Activities

Cash flows provided by operations were $14.0 million in 2004. Components of cash flows from operations include earnings of $20.0 million and depreciation and amortization of $26.1 million, partially offset by gains of $3.9 million on sales of assets. There were $22.6 million of unfavorable changes in accounts receivable and inventory to support a 14.8% annual increase in sales. This was partially offset by a $3.9 million increase in accounts payable. Also, the pension asset increase of $10.9 million was an unfavorable impact.

Net cash provided by operating activities in 2003 was $25.7 million, as CTS’ net income of $12.6 million, adjusted for non-cash items, primarily depreciation and amortization, and restructuring and impairment charges provided $50.8 million. Working capital and other changes utilized cash totalling $25.1 million.

Net cash provided by operating activities in 2002 was $24.1 million, as CTS’ net loss of $17.9 million, adjusted for depreciation and amortization, restructuring and impairment charges and deferred income taxes, provided $33.0 million. Favorable working capital was offset by other changes for a use of $8.9 million.

Investing Activities

Cash flows provided by investing activities totaled $7.1 million in 2004, including $16.4 million of net proceeds from the sale of the Longtan, Taiwan facility and $2.1 million from the sale of excess land in Canada, partially offset by $12.7 million of capital expenditures for normal, recurring asset replacements and new automotive products, including occupant classification system, pedal assemblies, and belt tension sensor programs.

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

The 2002 cash used in investing activities was $10.0 million. This consisted primarily of $12.8 million of capital expenditures for normal, recurring asset replacements and new products, including automotive belt tension sensor and ClearONE™ components and investments in cost reduction programs. During 2002, the Company sold assets held for sale of $1.6 million and other fixed assets for $1.3 million.

Financing Activities

Cash flows provided by financing activities in 2004 were $12.7 million, consisting primarily of $57.6 million proceeds from the $60 million Debentures due 2024, $42.0 million repayment of the 7.5% industrial revenue bonds, $3.3 million from short-term notes payable, $2.0 million purchase of treasury stock, and $4.5 million in dividend payments.

In 2003, CTS’ net cash used by financing activities totaled $5.9 million, consisting primarily of net repayment of debt of $19.5 million and dividend payments of $4.1 million. These uses were partially offset by the net proceeds from the issuance of stock of $15.6 million and $2.5 million from proceeds of stock option exercises.

In 2002, CTS’ net cash used by financing activities totaled $19.7 million, consisting primarily of an increase in borrowings of $26.1 million, representing the issuance of $25 million in aggregate principal amount of five-year, 6.5% convertible subordinated debentures, and the issuance of common stock for $42.7 million. This was offset by the repayment of long-term obligations of $83.2 million, dividend payments of $3.9 million, and debt issue costs of $1.7 million.

Our cash balances are held in locations throughout the world, including substantial amounts held outside the United States. Undistributed earnings of certain non-U.S. subsidiaries amounted to approximately $174 million at December 31, 2004. Pending consideration of The American Jobs Creation Act of 2004, prior year earnings are intended to be invested indefinitely, and, accordingly, no provision has been made for non-U.S. withholding taxes. In the event all undistributed earnings were remitted, approximately $6 million of withholding tax would be imposed. On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations, and currently, uncertainty remains as to how to interpret numerous provisions in the Act. As such, the Company is not yet in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the U.S. Based on the Company’s analysis to date, however, it is reasonably possible that it may repatriate some amount between $45 million and $75 million, with a tax liability estimated between $4 million and $6 million. CTS expects to determine the amounts and sources of foreign earnings to be repatriated, if any, no later than the fourth quarter of 2005.

Capital Resources

In 2004, CTS refinanced its debt by paying in whole the Industrial Revenue Bonds with the proceeds from the issuance of $60 million in aggregate principal amount of convertible debentures bearing a lower interest rate, in an effort to reduce interest expense. The following table shows the long-term borrowings and related average interest rates as of December 31, 2004 and December 31, 2003:

	December 31, 2004		December 31, 2003

	Balance ($)	Average interest rate (%)	Balance ($)	Average interest rate (%)

	($ in millions)
$75 million revolving credit agreement	$9.2	4.2%	$8.9	3.1%
Industrial revenue bonds	—	—	42.0	7.5
Convertible debentures due 2007	25.0	6.5	25.0	6.5
Convertible debentures due 2024	60.0	2.1	—	—

Total long-term debt	$94.2	3.5%	$75.9	6.7%

On October 12, 2004, CTS amended its revolving credit agreement to expand the borrowing capacity from $55 million to $75 million. The amendment also extended the term of the revolving credit agreement by one year, to July 2007, and revised certain financial covenants. The outstanding balance under the revolving credit agreement at December 31, 2004 was $9.2 million. Any outstanding balance would be senior to CTS’ convertible debentures. The revolving credit agreement is collateralized by substantially all U.S. assets and a pledge of 65% of the capital stock of certain non-U.S. subsidiaries. Interest rates on the agreement fluctuate based upon LIBOR. The interest rate as of December 31, 2004 was 4.2% per annum. CTS pays a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on performance under certain financial covenants and was 0.375 percent per annum as of December 31, 2004. The revolving credit agreement requires, among other things, that CTS comply with a minimum fixed charge coverage, a maximum leverage ratio and a minimum tangible net worth covenants. As of December 31, 2004, CTS was in compliance with these covenants. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. Additionally, the revolving credit agreement limits the amounts allowed for dividends, capital expenditures and acquisitions.

On July 9, 2004, CTS’ Board of Directors authorized the repurchase of up to one million shares of CTS common stock during the next two years. Under this program, CTS purchased 183,000 shares at a total cost of $2.0 million in 2004. The repurchased shares are held as treasury stock and are available for equity-based compensation programs and for other corporate purposes.

In May 2004, CTS issued the $60 million Debentures due 2024. The debt is an unsecured senior subordinated obligation of CTS. The debentures bear interest at a rate of 2.125% per year and will be convertible, under certain circumstances, into CTS common stock, at the option of the holder, at a price of $15.00 per share, which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the debentures. The conversion price represents a 36.24% premium over the closing price of CTS common stock on May 5, 2004. The offering was closed on May 11, 2004. With the proceeds, CTS repaid outstanding debt, including its industrial revenue bonds outstanding balance of $40 million due in 2013 at a weighted average interest rate of 7.5% and reduced the amount outstanding under its revolving credit agreement. The other $2 million of industrial revenue bonds was repaid in the first quarter of 2004 with the cash generated from operations. As of December 31, 2004, no conversion condition for the $60 million Debentures was met.

In April 2002, the Company issued $25 million in aggregate principal amount of five-year, 6.5% convertible subordinated debentures due 2007. These debentures are unsecured and convert into CTS common stock at a conversion price of $20.05 per share. At any time after the three-year anniversary of the issue date, the purchasers may accelerate the maturity of the debentures. CTS also has the right after such three-year anniversary and under certain circumstances, to force conversion of the debentures into common stock. CTS used the net proceeds from the offering to repay the outstanding term loans in full under its then-existing credit agreement, and the balance was applied to the former revolving credit agreement.

In November 2001, CTS’ Form S-3 registration statement registering two million shares of CTS common stock to be issued under CTS’ Direct Stock Purchase Plan was declared effective by the Securities and Exchange Commission. As of December 31, 2004, CTS could issue up to approximately 48,100 additional shares of common stock under this registration statement.

In December 1999, CTS’ shelf registration statement on Form S-3 was declared effective by the Securities and Exchange Commission. CTS could initially offer up to $500.0 million in any combination of debt securities, common stock, preferred stock or warrants under the registration statement. During 2004, CTS did not issue any securities under this registration statement. As of December 31, 2004, CTS could offer up to $435.1 million of additional debt and/or equity securities under this registration statement.

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2004, are expected to have on the Company's liquidity and cash flow in future periods:

	Payments Due by Period

($ in millions)	Total	2005	2006-2007		2008-2009	2010-beyond

Long-term debt(1)	$120.0	$2.9	$39.2	(2)	$2.6	$75.3	(3)
Operating leases	23.7	6.3	7.9		4.8	4.7
Purchase obligations	—	—	—		—	—
Retirement obligations	16.0	1.9	2.9		3.4	7.8

	$159.7	$11.1	$50.0		$10.8	$87.8

(1)	Including principal and coupon payments of the $25 million debentures issued in 2002, principal and coupon payments of $60 million Debentures issued in 2004, and principal payment of the revolving credit agreement.

(2)	Including $25 million in debentures issued in 2002 and $9.2 million outstanding under the revolving credit agreement. For the $25 million debentures, the investors may accelerate the maturity of the debentures at any time after the three-year anniversary of the issue date. These debentures convert into CTS common stock at a conversion price of $20.05 per share.

(3)	Debentures issued in May 2004. Investor may convert the debentures, under certain circumstances, at any time to CTS common stock. The conversion price is $15.00 per common share.

Purchase obligations are defined as agreements that are enforceable and legally binding on CTS and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. CTS purchases direct materials, generally related to customer orders, for production occurring at its manufacturing facilities around the world. These goods are secured using purchase orders, either blanket or discrete. Purchase orders commit CTS to take delivery of the quantities ordered generally over a specified delivery schedule. CTS’ standard purchase order terms and conditions state that, should CTS cancel an order, CTS will reimburse its supplier only for the costs incurred at the time of cancellation. CTS’ purchase order cancellations generally occur due to order cancellation by a customer. If a customer cancels its order, CTS’ standard terms of sale provide for reimbursement of costs, including those related to CTS’ purchase orders. Therefore, these commitments are not included in purchase obligations.

Retirement obligations include defined benefit and other post-retirement benefits. Please refer to “Note H —Retirement Plans” and “Critical Accounting Policies - Retirement Plans” for additional information related to the retirement plans, including the important assumptions.

The estimate of the required contributions of CTS’ pension plans for 2005 is $1.6 million. There are no estimates included for these plans beyond 2005. Estimates for years after 2005 may be impacted by changes in actual plan results. In addition to the pension obligation, CTS provides other post-retirement benefits. Please refer to the Capital Requirements table for the estimated cash requirement for other post-retirement benefits.

CTS utilizes a market- related approach in deriving fair value of plan assets. CTS does not expect any significant change in the approach in 2005. For plan asset allocation detail, please refer to Note H. CTS does not expect any significant change on asset allocation in 2005 based on its current knowledge. However, CTS may change the asset allocation based on the performance of different asset categories after conducting investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis.

Based on CTS’ experience, the actual return on plan assets can deviate from the expected return on plan assets. This deviation is taken into account in the market value related approach in deriving fair value of plan assets. The deviation between the expected return and the actual return was primarily due to market conditions. CTS performs a sensitivity analysis to assess the potential impact on the results of operations by the change in the expected long-term rates of return. A 25 basis-point change in the long-term rate of return would have changed the pension income in 2004 by $750,000.

CTS plans to invest in capital projects that maintain current capacity and result in future revenue opportunities. The 2005 capital spending is expected to be approximately $23 million.

In 2005, CTS used approximately $48 million of both existing cash balance and credit agreement borrowings to finance the cash portion of the SMTEK acquisition. Approximately $13 million was used to payoff SMTEK’s existing debt and $35 million was delivered to SMTEK shareholders.

CTS has historically been able to fund its capital and operating needs through its cash flows from operations and available credit under its bank credit agreements. CTS believes that cash flows from operations and available borrowings under its current revolving credit agreement will be adequate to fund its working capital, capital expenditures, and debt service requirements through December 31, 2005 and until July 2007, when the credit agreement expires. However, CTS may choose to pursue additional equity and/or debt financing to fund acquisition and/or to improve capital structure.

Effect of Recent Accounting Pronouncements

In late December 2004, the FASB issued FAS No. 123R, “Share-Based Payment.” FAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). FAS No. 123R eliminates the alternative to use APB Opinion No. 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. FAS No. 123R will be effective for CTS during the third quarter of 2005. CTS currently follows the provisions of APB Opinion No. 25 to account for stock options. Accordingly, the provisions of FAS No. 123R will reduce earnings upon adoption. CTS is currently reviewing the provisions of FAS No. 123R to determine its impact on CTS’ financial statements.

In November 2004, the FASB finalized FAS No. 151, “Inventory Costs, an amendment to ARB No. 43, Chapter 4.” FAS No. 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle agreement expense, freight, handling costs and wasted material. FAS No. 151 is effective for CTS on January 1, 2006. CTS is currently reviewing the provisions of the new standard, but does not expect the standard will have a material impact on its financial statements.

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

As part of CTS’ risk management program, CTS performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. A 45 basis-point increase in interest rates (approximately 10% of CTS’ weighted-average interest rate) on variable-rate debt instruments would have increased CTS’ 2004 and 2003 interest expense by $0.1 million and $0.2 million, respectively, and would have an immaterial effect on the fair value of the debt instruments as of the end of such fiscal years.

# # # # # # #

Statements about the Company’s earnings outlook and its plans, estimates and beliefs concerning the future, including statements about the anticipated benefits of the SMTEK acquisition, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s expectations, certain assumptions and currently available information. Actual results may differ materially from those reflected in the forward-looking statements due to a variety of geopolitical, economic, health, industry and other factors which could affect the Company’s operating results, liquidity and financial condition. We undertake no obligations to publicly update or revise any forward-looking statement. Examples of factors which may affect future results include, but are not limited to: rapid technological change, general market conditions in the automotive, communications and computer industries; reliance on key customers; the ability to protect our intellectual property; pricing pressures and demand for our products; risks associated with our international operations, including trade and tariff barriers, exchange rates and political and geopolitical risks; and the ability to successfully integrate SMTEK into the Company’s operations.

Consolidated Statements of Earnings (Loss)
(In thousands of dollars except per share amounts)

	Year Ended December 31,

	2004	2003	2002

Net sales	$531,316	$462,987	$457,804
Costs and expenses:
Cost of goods sold	421,560	366,275	366,775
Selling, general and administrative expenses	63,485	56,857	63,337
Research and development expenses	19,063	21,476	24,118
Gain on asset sales — Note B	(3,920)	—	—
Restructuring and impairment charges — Note C	—	4,563	18,343

Operating earnings (loss)	31,128	13,816	(14,769)

Other (expense) income:
Interest expense	(5,535)	(7,688)	(10,240)
Interest income	922	357	396
Other	(598)	(237)	813

Total other expense	(5,211)	(7,568)	(9,031)

Earnings (loss) before income taxes	25,917	6,248	(23,800)
Income tax expense (benefit) — Note J	5,961	(6,327)	(5,950)

Net earnings (loss)	$19,956	$12,575	$(17,850)

Earnings (loss) per share — Note D
Basic	$0.56	$0.36	$(0.54)

Diluted	$0.53	$0.36	$(0.54)

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION

Consolidated Balance Sheets
(In thousands of dollars)

	December 31,

	2004	2003

ASSETS
Current Assets
Cash and cash equivalents	$61,005	$25,346
Accounts receivable, less allowances (2004 — $1,450; 2003 — $1,585)	84,112	72,290
Inventories
Finished goods	10,815	8,047
Work-in-process	8,058	7,779
Raw materials	23,861	16,099

Total inventories	42,734	31,925
Other current assets	7,728	6,697
Deferred income taxes — Note J	8,567	28,508

Total current assets	204,146	164,766
Property, Plant and Equipment
Buildings and land	113,478	112,407
Machinery and equipment	271,497	271,912

Total property, plant and equipment	384,975	384,319
Accumulated depreciation	(272,480)	(261,838)

Net property, plant and equipment	112,495	122,481
Other Assets
Prepaid pension asset — Note H	143,918	132,960
Intangible assets, net — Note E	35,145	37,456
Deferred income taxes — Note J	23,221	5,867
Other assets — Note B	3,252	18,720

Total other assets	205,536	195,003

Total Assets	$522,177	$482,250

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable — Note F	$3,311	$—
Accounts payable	55,614	52,252
Accrued salaries, wages and vacation	13,198	11,333
Income taxes payable	9,109	9,781
Other accrued liabilities	21,729	22,323

Total current liabilities	102,961	95,689
Long-term debt — Note G	94,150	75,880
Other long-term obligations — Note H	11,519	11,133
Deferred income taxes — Note J	2,843	5,357
Contingencies — Note N	—	—
Shareholders’ Equity
Preferred stock — authorized 25,000,000 shares without par value; none issued — Note K	—	—
Common stock — authorized 75,000,000 shares without par value; 52,666,798 shares issued at December 31, 2004 and 52,632,088 shares issued at December 31, 2003 — Note K	263,297	262,748
Additional contributed capital	22,761	21,520
Retained earnings	279,064	263,430
Accumulated other comprehensive earnings	1,348	151

	566,470	547,849
Cost of common stock held in treasury (2004 — 16,757,907 shares; 2003 —16,565,558 shares) — Note L	(255,766)	(253,658)

Total shareholders’ equity	310,704	294,191

Total Liabilities and Shareholders’ Equity	$522,177	$482,250

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION

Consolidated Statements of Cash Flows
(In thousands of dollars)

	Year Ended December 31,

	2004	2003	2002

Cash flows from operating activities:
Net earnings (loss)	$19,956	$12,575	$(17,850)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	26,082	33,605	43,373
Restructuring and impairment charges	—	4,563	18,343
Gain on asset sales	(3,920)	—	—
Deferred income taxes	153	313	(10,802)
Prepaid pension asset	(10,864)	(12,053)	(14,803)
Income tax benefit related to exercised stock options	—	(301)	—
Changes in assets and liabilities:
Accounts receivable	(11,822)	(8,488)	17,761
Inventories	(10,809)	4,336	13,887
Accounts payable and accrued liabilities	3,855	2,452	(24,767)
Income taxes payable	150	(13,736)	(404)
Other	1,186	2,402	(601)

Total adjustments	(5,989)	13,093	41,987

Net cash provided by operations	13,967	25,668	24,137

Cash flows from investing activities:
Proceeds from sale of assets	19,813	4,126	2,954
Capital expenditures	(12,711)	(9,044)	(12,833)
Other	—	(136)	(145)

Net cash provided by (used in) investing activities	7,102	(5,054)	(10,024)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	172,185	104,159	26,050
Payments of long-term debt	(153,915)	(123,629)	(83,213)
Increase in short-term notes payable	3,311	—	—
Debt issue costs	(2,406)	(570)	(1,688)
Issuance of common stock	—	15,620	42,711
Purchase of treasury stock	(2,005)	—	—
Dividends paid	(4,537)	(4,087)	(3,947)
Exercise of stock options and other	87	2,563	170

Net cash provided by (used in) financing activities	12,720	(5,944)	(19,917)
Effect of exchange rate changes on cash	1,870	1,451	1,774

Net increase (decrease) in cash and cash equivalents	35,659	16,121	(4,030)
Cash and cash equivalents at beginning of year	25,346	9,225	13,255

Cash and cash equivalents at end of year	$61,005	$25,346	$9,225

Supplemental cash flow information
Cash paid during the year for:
Interest	$4,857	$6,443	$8,348
Income taxes — net	6,901	7,573	5,882

Noncash investing and financing activities
Common stock issued in connection with DCA acquisition	$104	$1,417	$110

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION

Consolidated Statements of Shareholders’ Equity
(In thousands of dollars)

				Accumulated
				Other
		Additional		Comprehensive	Comprehensive
	Common	Contributed	Retained	Earnings	Earnings	Treasury
	Stock	Capital	Earnings	(Loss)	(Loss)	Stock	Total

Balances at December 31, 2001	$213,947	$24,153	$276,988	$(1,702)		$(270,513)	$242,873
Net loss			(17,850)		$(17,850)		(17,850)
Cumulative translation adjustment (net of tax of $712)				1,661	1,661		1,661
Reversal of deferred gain on forward contract (net of tax of $222)				(333)	(333)		(333)
Minimum pension liability adjustment (net of tax of $215)				(461)	(461)		(461)

Comprehensive loss					(16,983)

Cash dividends of $0.12 per share			(4,053)				(4,053)
Issued 11,230 shares on restricted stock and cash bonus plan — net	(713)	151				562
Stock compensation		362					362
Issued 2,000,000 shares under shelf registration	13,450	(1,029)				15,804	28,225
Issued 1,177,996 shares under Direct Stock Purchase Plan	14,599	(123)				10	14,486
Issued 9,540 shares to former DCA shareholders	110						110

Balances at December 31, 2002	241,393	23,514	255,085	(835)		(254,137)	265,020
Net earnings			12,575		12,575		12,575
Cumulative translation adjustment (net of tax of $633)				1,476	1,476		1,476
Minimum pension liability adjustment (net of tax of $214)				(490)	(490)		(490)

Comprehensive earnings					13,561

Cash dividends of $0.12 per share			(4,230)				(4,230)
Issued 52,140 shares on restricted stock and cash bonus plan — net	(93)	(375)				468
Issued 244,114 shares on exercise of stock option — net	4,164	(1,939)				11	2,236
Issued 546,358 shares under Direct Stock Purchase Plan	4,930						4,930
Issued 1,000,000 shares under shelf registration	10,690						10,690
Stock compensation	247	320					567
Issued 123,384 shares to former DCA shareholders	1,417						1,417

Balances at December 31, 2003	262,748	21,520	263,430	151		(253,658)	294,191
Net earnings			19,956		19,956		19,956
Cumulative translation adjustment (net of tax of $889)				2,074	2,074		2,074
Minimum pension liability adjustment (net of tax of $580)				(877)	(877)		(877)

Comprehensive earnings					$21,153

Cash dividends of $0.12 per share			(4,322)				(4,322)
Returned 7,600 shares on restricted stock and cash bonus plan — net	(40)	119				(79)
Issued 19,246 shares on exercise of stock option — net	171	13				(24)	160
Issued 603 shares under Direct Stock Purchase Plan	6						6
Issued 9,018 shares to former DCA shareholders	104						104
Acquired 183,000 shares for treasury stock						(2,005)	(2,005)
Stock compensation	308	1,109					1,417

Balances at December 31, 2004	$263,297	$22,761	$279,064	$1,348		$(255,766)	$310,704

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

Translation of Foreign Currencies:   The financial statements of CTS’ non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. CTS’ Consolidated Statements of Earnings (Loss) includes $0.7 million and $0.3 million of foreign currency translation expense for the years ended December 31, 2004 and 2003, respectively. The impact in 2002 was insignificant.

The assets and liabilities of CTS’ United Kingdom subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the “accumulated other comprehensive earnings (loss)” component of shareholders’ equity. Statement of earnings accounts are translated at the average rates during the period.

Comprehensive Earnings:   CTS reports comprehensive earnings in accordance with FAS No. 130, “Reporting Comprehensive Income (Loss).” The components of comprehensive earnings for CTS include foreign currency translation adjustments, unrealized gains on forward contracts, minimum pension liability adjustments, and net earnings and are reported within the Consolidated Statements of Shareholders’ Equity in the columns titled “Comprehensive Earnings (Loss)” and “Accumulated Other Comprehensive Earnings (Loss).”

The table below shows the components of accumulated other comprehensive earnings (loss) at December 31:

($ in thousands)	2004	2003

Accumulated translation	$3,177	$1,103
Minimum pension liability	(1,829)	(952)

Accumulated other comprehensive earnings	$1,348	$151

Revenue Recognition:   CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed and determinable, and collection of the related receivable is probable, which is generally at the time of shipment. The Company has agreements with its distributors that provide limited rights of return within a limited time and protection against price reductions initiated by the Company. The effect of these programs is estimated based on historical experience and current economic conditions and provisions are recorded at the time of shipment. CTS customers typically have a right to return products that they consider to be defective. Revenue is recorded net of estimated returns of products, based on management’s analysis of historical returns, current economic trends, and changes in customer demands. Provisions for returns and other adjustments are provided for in the same period the related sales are recorded based on experience and other relevant factors.

Concentration of Credit Risk:   The majority of cash and cash equivalents is invested in U.S. and Canadian government securities, with the remainder maintained with seven major financial institutions. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, and computer markets, primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. Sales to Hewlett-Packard Company (Hewlett-Packard) were 33% of net sales for the years ended December 31, 2004, 2003, and 2002. Sales to Motorola, Inc. (Motorola) were 13% of net sales for the years ended December 31, 2004 and 2003, and 12% of net sales for the year ended December 31, 2002. Amounts due from Hewlett-Packard and Motorola aggregated $41 million and $33 million at December 31, 2004 and 2003, respectively. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Research and Development:   Research and development costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes. It also includes the implementation of the new knowledge through design, testing of product alternatives, or construction of prototypes. CTS expenses all research and development costs as incurred.

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

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in the earnings of CTS. Diluted earnings per share is computed by dividing net earnings by the weighted-average number of common shares outstanding during the period plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive securities. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings per share. Refer also to Note D, “Earnings Per Share.”

Stock-Based Employee Compensation:   CTS accounts for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and its related Interpretations. Refer also to Note I, “Stock Plans,” for more details about CTS’ stock-based compensation plans. Had employee compensation cost for CTS’ fixed, stock-based compensation plans been determined based on the fair value method, as defined by FAS No. 123, “Accounting for Stock-Based Compensation,” CTS’ net earnings (loss) and net earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

	Year ended December 31,

($ in thousands, except per share amounts)	2004	2003	2002

Net earnings (loss), as reported	$19,956	$12,575	$(17,850)
Deduct: Stock-based employee compensation cost, net of tax, if fair value based method were used	(1,254)	(1,911)	(3,063)
Proforma net earnings (loss)	$18,702	$10,664	$(20,913)
Net earnings (loss) per share — basic, as reported	$0.56	$0.36	$(0.54)
Proforma net earnings (loss) per share — basic	0.52	0.31	(0.63)
Net earnings (loss) per share — diluted, as reported	0.53	0.36	(0.54)
Proforma net earnings (loss) per share — diluted	$0.50	$0.30	$(0.63)

The weighted-average fair value of each option grant (which is amortized over the option vesting period for purposes of determining the pro forma impact) is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002
	Grants	Grants	Grants

Dividend yield	1.09%	1.23%	1.48%
Expected volatility	64.81%	67.87%	62.02%
Risk-free interest rate	2.89%	1.81%	2.87%
Expected life	4.5 years	4.4 years	4.4 years

Cash Equivalents:   CTS considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

Inventories:   Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Income Taxes:   CTS provides deferred income taxes pursuant to the requirements of FAS No. 109, “Accounting for Income Taxes.” Under FAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. CTS estimates its income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. Refer also to Note J, “Income Taxes.”

Property, Plant and Equipment:   Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gains or losses are included in operating earnings.

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

Retirement Plans:   CTS has various defined benefit and defined contribution retirement plans covering a majority of its employees. CTS’ policy is to annually fund the defined benefit pension plans at or above the minimum required by law. Refer also to Note H, “Retirement Plans.”

Intangible Assets:   CTS assesses useful lives of its intangible assets based on the period over which the asset is expected to contribute to CTS’ cash flows. Intangible assets with a finite life, such as the Company’s intangibles relating to customer lists and patents are amortized over that life on a straight-line basis. Goodwill is reviewed for impairment at least annually. The Company reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. Refer to Note E, “Intangible Assets.”

Financial Instruments:   CTS’ financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under long-term debt. The carrying value for cash and cash equivalents, and trade receivables and payables approximates fair value based on the short-term maturities of these instruments. The carrying value for all long-term debt outstanding at December 31, 2004 and 2003 approximates fair value where fair value is based on market prices for the same or similar debt and maturities.

Amortization of Debt Issue Costs:   CTS has debt issue costs that relate to the Company’s long-term debt and are being amortized over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.7 million in 2004, $1.2 million in 2003, and $1.6 million in 2002 and is included in interest expense in the accompanying consolidated statement of earnings.

Reclassifications:   Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2004.

New Accounting Pronouncements:  In late December 2004, the FASB issued FAS No. 123R, “Share-Based Payment.” FAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). FAS No. 123R eliminates the alternative to use APB Opinion No. 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. FAS No. 123R will be effective for CTS during the third quarter of 2005. CTS currently follows the provisions of APB Opinion No. 25 to account for stock options. Accordingly, the provisions of FAS No. 123R will reduce earnings upon adoption. CTS is currently reviewing the provisions of FAS No. 123R to determine its impact on CTS’ financial statements.

In November 2004, the FASB finalized FAS No. 151, “Inventory Costs, an amendment to ARB No. 43, Chapter 4.” FAS No. 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. FAS No. 151 is effective for CTS on January 1, 2006. CTS is currently reviewing the provisions of the new standard, but does not expect the standard will have a material impact on its financial statements.

NOTE B—Asset Sales

The December 31, 2003 other assets balance sheet item included $17.6 million of assets held for sale. During 2004, CTS sold approximately $16.5 million of assets held for sale, including its Longtan, Taiwan building. The proceeds on the assets sales approximated the carrying value. In addition, due to changes in circumstances, which were previously considered unlikely, $1.1 million of the assets held for sale at December 31, 2003 were reclassified to fixed assets during 2004.

During 2004, CTS also sold excess land located near its Canadian facility for approximately $2.7 million. Cash proceeds related to the sale approximated $2.1 million, with the remaining proceeds of $0.6 million evidenced by a secured note receivable due in May 2006. A gain of $2.7 million was recognized on the sale.

NOTE C—Restructuring and Impairment Charges

During the third quarter of 2003, CTS recorded a $4.6 million pre-tax asset impairment charge to reduce the carrying value of certain assets, held by the Components and Sensors business segment, to their estimated fair value. Approximately $3.3 million of the impairment charge reflected a write down for electronic equipment following final production of previously announced end-of-life products and a re-assessment of the current market value for equipment held for sale. An additional $1.3 million of the impairment charge related to equipment write down on a production line following an assessment of future capacity needs. All restructuring-related reserve balances had been fully utilized at December 31, 2003.

In the third quarter of 2002, CTS recorded $18.3 million of pre-tax restructuring and impairment charges. The charge included $5.0 of million restructuring charges, $12.5 million of asset impairments and $0.8 million of pension curtailment losses. The charges were incurred in order to effect operational improvements and related organizational realignments primarily in the Components and Sensors business segment, involving the relocation of certain manufacturing operations. CTS completed substantially all of these restructuring actions by the end of 2002. Also during 2002, CTS recorded in cost of sales $1.3 million of restructuring-related charges consisting primarily of equipment relocation costs.

NOTE D—Earnings Per Share

FAS No. 128, “Earnings per Share,” requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations. The calculation below provides net earnings, average common shares outstanding and the resultant earnings per share for both basic and diluted EPS for the years ended December 31, 2004 and 2003.

	Net	Shares
	Earnings	(In thousands)	Per Share
(In thousands of dollars, except per share amounts)	(Numerator)	(Denominator)	Amount

2004
Basic EPS	$19,956	35,910	$0.56
Effect of dilutive securities:
Equity-based compensation plans		382
Convertible debt	632	2,575
Other		26 (1)

Diluted EPS	$20,588	38,893	$0.53

2003
Basic EPS	$12,575	34,723	$0.36
Effect of dilutive securities:
Equity-based compensation plans		146
Other		120 (1)

Diluted EPS	$12,575	34,989	$0.36

(1)	Represents shares of CTS common stock to be issued to the former DCA shareholders.

The following table shows the potentially dilutive securities which have been excluded from the 2004, 2003, and 2002 diluted earnings (loss) per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

	Year ended
	December 31,

(Number of shares in thousands)	2004	2003	2002

Securities issuable in connection with stock purchase plans	—	—	232
Stock options where the exercise price exceeds the average market price of common shares during the period	737	1,139	1,185
Stock options where the exercise price is below the average market price of common shares during the period	—	—	50
Securities related to the subordinated convertible debt	1,247	1,247	935

In November 2004, the Emerging Issues Task Force (EITF) modified the consensus reached on Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share,” making the new standard effective for CTS in 2004. Contingently convertible debt instruments (commonly referred to as Co-Cos) are financial instruments that add a contingent feature to a convertible debt instrument. Co-Cos are generally convertible into common shares of the issuer after the common stock price has exceeded a predetermined threshold for a specified time period. CTS’ $60 million convertible debentures (refer to Note G, “Debt”) are considered to be a contingently convertible debt instrument.

Prior to the issuance of EITF No. 04-8, generally accepted accounting principles allowed companies to exclude the potential dilutive effect of the conversion feature from diluted earnings per share until the market price contingency was met. EITF Issue No. 04-8 requires companies to include the impact of Co-Cos in their diluted earnings per share computation regardless of whether the market price trigger has been met. Diluted earnings per share in 2004 have been computed following the requirements of EITF No. 04-8. Diluted earnings per share for 2003 were not impacted by this new standard as the $60 million convertible debentures were not outstanding in 2003. EITF No. 04-8 reduced 2004 diluted earnings per share by $0.02.

Note E—Intangible Assets

CTS has the following intangible assets, all relating to the Components and Sensors business segment, as of December 31:

	2004		2003

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
($ in thousands)	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Customer lists	$36,405	$(6,490)	$36,405	$(5,246)
Patents	10,319	(5,602)	10,319	(4,535)
Technology	—	—	12,014	(12,014)
Other	—	—	300	(300)

Total	46,724	(12,092)	59,038	(22,095)
Goodwill	513	—	513	—

Total intangibles	$47,237	$(12,092)	$59,551	$(22,095)

CTS recorded amortization expense of $2.3 million, $2.5 million, and $3.9 million for the years ended December 31, 2004, 2003, and 2002, respectively. CTS estimates annual amortization expense of $2.3 million in 2005 through 2008, and $1.7 million in 2009, excluding the impact of the SMTEK acquisition in January 2005 as discussed in Note P, “Subsequent Event.”.

NOTE F—Notes Payable

CTS had unsecured line of credit arrangements of $13.3 million and $17.3 million at December 31, 2004 and 2003, respectively. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option. Average daily short-term borrowing, including borrowings denominated in non-U.S. currencies, were $10.0 million during 2004. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 3.4% in 2004.

NOTE G—Debt

Long-term debt was comprised of the following at December 31:

($ in thousands)	2004	2003

Revolving credit agreement, average interest rate of 4.2% (2004) and 3.1% (2003), due in 2007	$9,150	$8,880
Convertible, senior subordinated debentures at a weighted-average rate of 2.1%, due in 2024	60,000	—
Convertible, subordinated debentures at a weighted-averaged rate of 6.5%, due in 2007	25,000	25,000
Industrial revenue bonds at a weighted-averaged rate of 7.5%	—	42,000

	94,150	75,880
Less current maturities	—	—

Total long-term debt	$94,150	$75,880

The debt matures as follows:  2007 - $34.2 million; after 2010 - $60 million.

In October 2004, CTS amended its revolving credit agreement to expand the borrowing capacity from $50 million to $75 million. The amendment also extended the term of the revolving credit agreement by one year, to July 2007, and modified provisions related to permitted acquisitions and certain financial covenants. The outstanding balance was $9.2 million at December 31, 2004.

Any outstanding balances under the revolving credit agreement are senior to CTS’ convertible debentures. The revolving credit agreement is collaterized by substantially all U.S. assets and a pledge of 65% of the capital stock of certain non-U.S. subsidiaries. Interest rates on the revolving credit agreement fluctuate based upon LIBOR. CTS pays a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on performance under certain financial covenants and was 0.38 percent per annum at December 31, 2004. The revolving credit agreement requires, among other things, that CTS comply with a minimum fixed charge coverage, a maximum leverage ratio, and a minimum tangible net worth. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. Additionally, the revolving credit agreement limits the amounts allowed for dividends, capital expenditures, and acquisitions.

In May 2004, CTS issued $60 million convertible senior subordinated debentures ($60 million Debentures). These unsecured debentures bear interest at an annual rate of 2.125%, payable semiannually on May 1 and November 1 of each year through the maturity date of May 1, 2024. The $60 million Debentures are convertible, under certain circumstances, into CTS common stock at a conversion price of $15.00 per share (which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the notes). Upon conversion of the $60 million Debentures, in lieu of delivering common stock, the Company may, at its discretion, deliver cash or a combination of cash and common stock.

Holders may convert the $60 million Debentures at any time during a conversion period if the closing price of CTS common stock is more than 120% of the conversion price ($18.00 per common share) for at least 20 of the 30 consecutive trading days immediately preceding the first trading day of the conversion period. The conversion periods begin on February 15, May 15, August 15, and November 15 of each year. Holders may also convert the notes if certain corporate transactions occur. As of December 31, 2004, none of the conditions for conversion of the $60 million Debentures were satisfied.

CTS may, at its option, redeem all or a portion of the $60 million Debentures for cash at any time on or after May 1, 2009, at a redemption price equal to the principal amount of the notes plus any accrued and unpaid interest at the redemption date. Holders may require CTS to purchase for cash all or part of their notes on May 1, 2009, 2014, and 2019, or upon the occurrence of certain events, at 100% of the principal amount of the notes plus accrued and unpaid interest up to, but not including, the date of purchase.

CTS used a portion of the proceeds from the issuance of the $60 million Debentures to repay $40 million of its 7.5% industrial revenue bonds that were due in 2013. Another $2 million of industrial revenue bonds were repaid with cash flows from operations in the first quarter of 2004.

In connection with the issuance of the $60 million Debentures, CTS incurred $2.4 million of issuance costs, which primarily consisted of investment banker, legal, and other professional fees. These costs are being amortized to interest expense over the five year period from May 1, 2004 through May 1, 2009.

In April 2002, the Company issued $25 million of five-year, 6.5% convertible, subordinated debentures ($25 million Debentures). These debentures are unsecured and convert into CTS common stock at a conversion price of $20.05 per share. At any time after the three-year anniversary of the issue date, the purchasers may accelerate the maturity of the debentures. CTS also has the right after such three-year anniversary and under certain circumstances, to force conversion of the debentures into common stock. Interest on the debentures is payable semi-annually.

NOTE H—Retirement Plans

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

The measurement date for the majority of the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2004 and 2003. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

	Pension		Other
	Plans		Postretirement Benefit Plan

($ in thousands)	2004	2003	2004	2003

Accumulated benefit obligation	$185,302	$171,470	$5,433	$5,100

Change in projected benefit obligation:
Projected benefit obligation at January 1	$186,950	$167,447	$5,100	$4,838
Service cost	5,292	4,916	31	39
Interest cost	11,265	10,910	309	317
Plan amendment and other	954	1,237	—	—
Actuarial loss	1,231	12,165	140	198
Benefits paid	(9,200)	(9,725)	(147)	(292)

Projected benefit obligation at December 31	$196,492	$186,950	$5,433	$5,100

Change in plan assets:
Assets at fair value at January 1	$259,764	$222,435	$—	$—
Actual return on assets	24,364	46,025	—	—
Company contributions	1,550	571	147	292
Benefits paid	(9,200)	(9,725)	(147)	(292)
Other	513	458	—	—

Assets at fair value at December 31	$276,991	$259,764	$—	$—

Reconciliation of prepaid (accrued) cost:
Funded status (plan assets less projected benefit obligations)	$80,499	$72,814	$(5,433)	$(5,100)
Amounts not recognized:
Actuarial losses	53,689	50,228	423	284
Prior service cost	5,157	5,931	5	5
Transition asset	(304)	(796)	—	—

Prepaid (accrued) cost, net	$139,041	$128,177	$(5,005)	$(4,811)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets:

	Pension		Other
	Plans		Postretirement Benefit Plan

($ in thousands)	2004	2003	2004	2003

Prepaid pension asset	$143,918	$132,960	$—	$—
Other accrued liabilities	(1,645)	(462)	(150)	(300)
Other long-term obligations	(6,073)	(5,701)	(4,855)	(4,511)
Accumulated other comprehensive loss	2,841	1,380	—	—

	$139,041	$128,177	$(5,005)	$(4,811)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31, 2004 and 2003 is shown below:

($ in thousands)	2004	2003

Projected benefit obligation	$15,639	$13,768
Accumulated benefit obligation	14,123	11,004
Fair value of plan assets	6,405	4,841

Net pension (income)/postretirement expense in 2004, 2003, and 2002 includes the following components:

	Pension Plans			Other Postretirement Benefit Plan

($ in thousands)	2004	2003	2002	2004	2003	2002

Service cost	$5,292	$4,916	$6,059	$31	$39	$33
Interest cost	11,265	10,910	11,467	310	317	318
Expected return on plan assets (1)	(27,051)	(26,924)	(29,786)	—	—	—
Amortization of unrecognized:
Transition obligation	(492)	(564)	(554)	—	—	—
Prior service cost	901	883	832	1	1	1
Recognized (gain) loss	658	(936)	(2,821)	—	—	—
Curtailment loss (2)	—	—	768	—	—	—

Net (income) expense	$(9,427)	$(11,715)	$(14,035)	$342	$357	$352

Weighted-average actuarial assumptions (3)
Benefit obligation assumptions:
Discount rate	5.94%	6.17%	6.67%	6.00%	6.25%	6.75
Rate of compensation increase	4.83%	4.84%	4.84%	—	—	—
Pension income/postretirement
expense assumptions:
Discount rate	6.17%	6.67%	7.14%	6.25%	6.75%	7.25%
Expected return on plan assets (1)	8.70%	8.94%	9.67%	—	—	—
Rate of compensation increase	4.83%	4.84%	5.84%	—	—	—

(1)	Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

(2)	The 2002 pension curtailment loss resulted from plant closings and reductions in employment levels that occurred as part of the restructuring actions.

(3)	During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

CTS utilizes a building block approach in determining the long-term rate of return for plan assets. Historical markets are reviewed and long-term relationships between equities and fixed-income are preserved consistent with the generally accepted capital market principle that assets with higher volatility generate a greater return over the long term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to ensure for reasonableness and appropriateness.

CTS´ pension plan asset allocation at December 31, 2004 and 2003, and target allocation for 2005 by asset category are as follows:

	Target	Percentage of Plan
	Allocation	Assets at December 31,

Asset Category	2005	2004		2003

Equity securities	65%	58	%(1)	65	%(1)
Debt securities	33%	28%		34%
Real estate	—%	—%		—%
Other	2%	14	%(2)	1%

Total	100%	100%		100%

(1)	Equity securities include CTS common stock in the amounts of approximately $19 million (7% of total plan assets)
at December 31, 2004, and approximately $17 million (7% of total plan assets) at December 31, 2003.

(2)	Included in the December 31, 2004 "Other" asset category is approximately $25 million of cash. This short-term increase in cash arose as CTS liquidated assets held by a few fund managers and transferred the cash to new fund managers at year end. This change in fund managers was made to further diversify the pension asset portfolio, and improve overall return on assets by reducing administrative expenses. After December 31, 2004, the cash was re-invested by the new fund managers and the percentage of assets by category was as follows: Equity securities - 65%, Debt securities - 33%, and Other - 2%.

CTS employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and funded status. The investment portfolio primarily contains a diversified mix of equity and fixed-income investments. The equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small, and large capitalizations. Other assets such as private equity are used modestly to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and asset/liability studies at regular intervals.

The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2005 are $1.6 million and $0.2 million, respectively.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

		Other
		Postretirement
($ in thousands)	Pension Plans	Benefit Plans

2005	$9,869	$349
2006	10,237	358
2007	10,657	367
2008	12,024	375
2009	11,894	382
Years 2010 - 2014	72,659	1,954

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee’s annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $3.0 million in 2004, $3.0 million in 2003 and $3.4 million in 2002.

NOTE I—Stock Plans

At December 31, 2004, CTS had five stock-based compensation plans: the 1988 Restricted Stock and Cash Bonus Plan (1988 Plan), the 1996 Stock Option Plan (1996 Plan), the 2001 Stock Option Plan (2001 Plan), the Nonemployee Directors’ Stock Retirement Plan (Directors’ Plan), and the 2004 Omnibus Long-Term Incentive Plan (2004 Plan). As of December 2004, additional grants can only be made under the 2004 Plan.

CTS applies the provisions of APB Opinion No. 25 in determining compensation costs for stock-based employee compensation. Stock-based compensation expense for nonemployee directors is determined in accordance with FAS No. 123, “Accounting for Stock-based Compensation,” and was approximately $0.1 million in 2004 and $0.2 million in 2003.

The 2004 Plan, and previously the 1996 Plan and 2001 Plan, provides for grants of incentive stock options or nonqualified stock options to officers, key employees and nonemployee members of CTS’ board of directors. In addition, the 2004 Plan also allows for grants of stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock awards.

Options are exercisable in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. The following table summarizes the status of these plans as of December 31, 2004:

	2004 Plan	2001 Plan	1996 Plan

Awards originally available	6,500,000	2,000,000	1,200,000
Options outstanding	105,100	1,086,775	445,025
Restricted stock units outstanding	258,375	—	—
Awards exercisable	—	515,625	307,875
Awards available for grant	6,111,587	—	—

A summary of the status of stock options as of December 31, 2004, 2003, and 2002, and changes during the years ended on those dates, is presented below:

	2004		2003		2002

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	1,621,925	$17.33	1,560,789	$18.74	1,287,939	$23.69
Granted	129,900	11.74	482,600	9.52	448,500	8.10
Exercised	(21,000)	8.12	(244,114)	10.40	—	—
Expired or canceled	(93,925)	20.89	(177,350)	18.17	(175,650)	27.55

Outstanding at end of year	1,636,900	$16.80	1,621,925	$17.33	1,560,789	$18.74

Options exercisable at end of year	823,500		525,200		626,664
Weighted-average fair value of options:
Granted at market price		$5.49		$4.84		$7.22
Granted above market price		—		3.16		—
Weighted-average exercise price of options:
Granted at market price		$11.74		$9.78		$8.10
Granted above market price		—		7.75		—

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
Range of	Number	Remaining	Average	Number	Average
Exercise	Outstanding	Contractual	Exercise	Exercisable	Exercise
Prices	at 12/31/04	Life (Years)	Price	at 12/31/04	Price

$7.70 - 11.04	894,850	8.22	$9.01	301,300	$8.44
14.02 - 18.90	200,800	5.51	15.14	67,500	16.83
22.60 - 33.63	415,500	5.98	24.99	341,450	25.39
35.97 - 50.00	122,250	5.67	47.48	109,750	47.78
55.06 - 79.25	3,500	5.14	59.05	3,500	59.05

Restricted Stock Units

Restricted stock units (RSUs) entitle the holder to receive one share of common stock for each unit when the units vest. RSUs are issued to officers and key employees as compensation. Generally, the RSUs vest over a five-year period. During 2004, CTS recorded $0.8 million of compensation expense relating to RSUs. The following table summarizes the RSUs outstanding at December 31, 2004:

RSUs

Number outstanding	258,375
Average grant price	$11.08

Restricted Stock

CTS’ 1988 Plan originally reserved 2,400,000 shares of CTS’ common stock for sale, at a market price or award, to key employees. Under the 1988 Plan, approximately 83,000 shares were outstanding as of December 31, 2004. Shares sold or awarded are subject to restrictions against transfer and repurchase rights of CTS. In general, restrictions lapse at the rate of 20% per year beginning one year from the grant date. In addition, the 1988 Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale. CTS recorded expense of $0.7 million in 2004, $0.3 million in 2003, and income of $0.9 million in 2002, under the formula provisions of the 1988 Plan which are based on the fair market value of a share of common stock.

Stock Retirement Plan

The Directors’ Plan provides for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. The amount of compensation expense under the Directors’ Plan was $0.1 million in 2004, 2003, and 2002. The Directors’ Plan was frozen effective December 1, 2004. All future grants to nonemployee directors will be from the 2004 Plan.

NOTE J—Income Taxes

Earnings (loss) before income taxes consist of the following:

($ in thousands)		2004	2003	2002

Domestic		$2,921	$767	$(8,670)
Non-U.S.		22,996	5,481	(15,130)

	Total	$25,917	$6,248	$(23,800)

Significant components of income tax provision (benefit) are as follows:

($ in thousands)	2004	2003	2002

Current:
Federal	$—	$(7,889)	$—
State	563	165	368
Non-U.S.	5,245	1,084	4,484

Total current	5,808	(6,640)	4,852

Deferred:
Federal	(3,100)	(3,480)	(7,834)
State	1,654	(96)	(1,275)
Non-U.S.	1,599	3,889	(1,693)

Total deferred	153	313	(10,802)

Total expense (benefit) for income taxes	$5,961	$(6,327)	$(5,950)

Significant components of CTS’ deferred tax liabilities and assets at December 31, 2004 and 2003 are:

($ in thousands)	2004	2003

Pension	$51,138	$48,529
Other	2,274	377

Gross deferred tax liabilities	53,412	48,906

Fixed assets	3,764	—
Postretirement benefits	1,752	1,703
Inventory items	1,671	2,440
Loss carryforwards	59,223	49,598
Research expenditures	7,090	8,207
Credit carryforwards	4,146	3,235
Nondeductible accruals	6,824	8,689
Other	3,308	5,516

Gross deferred tax assets	87,778	79,388

Net deferred tax assets	34,366	30,482

Deferred tax asset valuation allowance	(6,219)	(2,074)

Total	$28,147	$28,408

At each reporting period, the company assesses the ultimate realizability of its net deferred tax assets, including deferred tax assets associated with accumulated net operating losses in the various jurisdictions in which it operates. In assessing the ultimate realizability of its net deferred tax assets, the company considers its past performance, available tax strategies, and expected future taxable income during the tax loss and credit carryforward periods.

Generally, the Company has assessed that it is more likely than not that its net tax assets will be realized during the available carryforward periods. The Company has determined, however, that a valuation allowance of $6.2 million should be provided for the net deferred tax assets in a foreign jurisdiction. The $4.1 million increase in the valuation allowance from December 31, 2003 to 2004 is due to an increase in the related net tax assets resulting, in part, from an increase in the statutory tax rate in the foreign jurisdiction, offset by the utilization of previously reserved net operating loss carryforwards. As of December 31, 2004 the $6.2 million valuation allowance includes $1.4 million related to net operating loss carryforward assets and $4.8 million related to other deductible temporary differences in a foreign jurisdiction.

The Company’s U.S. deferred tax assets of $54.4 million relate to U.S. net operating loss carryforwards that expire in 2021 through 2024. The Company has foreign deferred tax assets of $4.8 million related to foreign net operating loss carryforwards, of which $3.3 million begins expiring in 2006 while the remaining $1.5 million carries forward indefinitely.

The overall effective income tax rate (expressed as a percentage of income before income taxes) varied from the U.S. statutory income tax rate as follows:

	2004	2003	2002

Taxes at the U.S. statutory rate	35.0%	35.0%	(35.0)%
State income taxes, net of federal income tax benefit	5.6%	0.7%	(2.5)%
Non-U.S. income taxed at rates different than the U.S. statutory rate	(11.3)%	(2.0)%	25.1%
Tax exempt earnings	(0.5)%	(3.4)%	(4.1)%
Utilization of foreign NOL	(2.3)%	—	—
Benefit of scheduled tax credits	(4.0)%	(6.1)%	(7.4)%
Other	0.5%	0.8%	(1.1)%

Tax rate before the benefit of reversal of reserves	23.0%	25.0%	(25.0)%
Tax benefit, reversal of reserves	—	(126.3)%	—

Effective income tax rate	23.0%	(101.3)%	(25.0)%

CTS’ tax rate before the benefit of reserve reversals decreased from 25% to 23% in 2004, primarily as a result of increased profits being reported in lower-taxed jurisdictions. During 2003, the Company recorded a tax benefit of $7.9 million resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

In certain taxing jurisdictions, CTS business operations qualify for income tax holidays. As a result, certain earnings of CTS are subject to tax at reduced rates for specified periods of time. These tax holidays, unless extended, are scheduled to expire in 2009 - 2012.

At December 31, 2004, no provision had been made for U.S. federal and state income taxes on approximately $174 million of foreign earnings, which are expected to be reinvested outside of the United States indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to a possible adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. In the event all undistributed earnings were remitted, approximately $6 million of foreign withholding taxes would be imposed.

In October 2004, the American Jobs Creation Act of 2004 (Jobs Act) was signed into law. The Jobs Act provides certain domestic companies a temporary opportunity to repatriate previously undistributed earnings of controlled foreign subsidiaries at a reduced federal tax rate of 5.25%. The reduced rate is achieved by providing an 85% dividends received deduction on earnings repatriated during a one-year period. To qualify, the repatriated earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by the company’s chief executive officer and subsequently approved by the company’s board of directors. Certain other criteria in the Jobs Act must be satisfied as well. For CTS, the one-year period during which the qualifying distributions can be made is 2005. The Company is in the process of evaluating whether it will repatriate foreign earnings under the provisions of the Jobs Act and has not made a decision on whether it will make any distributions. If the Company determines that a distribution will be made, the range of reasonably possible amounts eligible for the temporary deduction is $45 million to $75 million. CTS is assessing the impact of proposed statutory technical corrections with respect to certain provisions in the Jobs Act prior to determining the amounts, if any, it will repatriate. CTS expects to determine the amounts and sources of foreign earnings to be repatriated, if any, no later than the fourth quarter of 2005. While the Company is not yet in a position to determine the impact of a qualifying repatriation on its income tax expense for 2005, the related potential range of income tax effects on the reasonably possible repatriation amounts is estimated at $4 million to $6 million, of which foreign withholding taxes are estimated to be approximately $1 million.

NOTE K—Capital Stock

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

NOTE L—Treasury Stock

Common stock held in treasury at December 31, 2004 totaled 16,757,907 shares with a cost of $255.8 million, compared to 16,565,558 shares with a cost of $253.7 million at December 31, 2003.

In July 2004, CTS’ Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market during the next two years. This July 2004 authorization effectively canceled the board’s previous stock repurchase authorization. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2004, CTS repurchased 183,000 shares at a total cost of $2.0 million. At December 31, 2004, CTS was authorized to repurchase approximately 817,000 additional shares.

NOTE M—Business Segments

FAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires companies to provide certain information about their operating segments. CTS has two reportable business segments: 1) Components and Sensors and 2) Electronics Manufacturing Services (EMS).

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in cellular handsets, communications infrastructure and computer markets; low temperature cofired ceramics (LTCC) electronic substrates used in various communications applications; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. EMS also includes design and manufacture of interconnect systems and complex backplanes as may be required by the customer.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon operating earnings before interest and income taxes.

Summarized financial information concerning CTS’ reportable segments is shown in the following table:

	Components
($ in thousands)	& Sensors	EMS	Total

2004
Net sales to external customers	$260,982	$270,334	$531,316
Segment operating earnings	23,311 (1)	7,817	31,128
Total assets	422,420	99,757	522,177
Depreciation and amortization	22,562	3,520	26,082
Capital expenditures	$9,824	$2,887	$12,711
2003
Net sales to external customers	$252,911	$210,076	$462,987
Segment operating earnings	7,394	10,985	18,379
Total assets	398,791	83,459	482,250
Depreciation and amortization	30,412	3,193	33,605
Capital expenditures	$8,091	$953	$9,044
2002
Net sales to external customers	$270,919	$186,885	$457,804
Segment operating earnings (loss)	(5,927)	10,790	4,863
Total assets	419,628	70,404	490,032
Depreciation and amortization	40,553	2,820	43,373
Capital expenditures	$12,298	$535	$12,833

(1)	Includes $3.9 million of gain on asset sales (refer also to Note B, “Asset Sales”).

Reconciling information between reportable segments’ operating earnings and CTS’ consolidated pre-tax income (loss) is shown in the following table:

($ in thousands)	2004	2003	2002

Total segment operating earnings	$31,128	$18,379	$4,863
Interest expense	(5,535)	(7,688)	(10,240)
Interest income	922	357	396
Other income (expense)	(598)	(237)	813
Restructuring, asset impairment and related charges — Components & Sensors	—	(4,563)	(19,498)
Restructuring, asset impairment and related charges — EMS	—	—	(134)

Earnings (loss) before income taxes	$25,917	$6,248	$(23,800)

Financial information relating to CTS’ operations by geographic area was as follows:

($ in thousands)	2004	2003	2002

Net Sales
United States	$197,557	$186,675	$199,982
United Kingdom	122,129	127,522	125,252
China	105,196	96,492	80,615
Singapore	66,989	15,244	21,330
Canada	28,468	27,535	20,201
Other non-U.S.	10,977	9,519	10,424

Consolidated net sales	$531,316	$462,987	$457,804

Sales are attributed to countries based upon the origin of the sale.

($ in thousands)	2004	2003	2002

Long-Lived Assets
United States	$42,016	$48,680	$58,017
China	40,659	43,220	55,723
United Kingdom	14,990	17,667	17,967
Singapore	7,319	8,077	14,856
Taiwan	2,008	19,098	21,265
Other non-U.S	5,503	3,322	3,939

Consolidated long-lived assets	$112,495	$140,064	$171,767

The EMS business segment revenues from Hewlett-Packard represented $177.3 million, or 66%, and $151.8 million, or 72%, and $150.4 million, or 80%, of the segment’s revenue for the years ended December 31, 2004, 2003, and 2002, respectively. EMS business segment revenues from Motorola were $60.9 million, or 23%, and $40.2 million, or 19%, of the segment’s revenue for the year ended December 31, 2004 and 2003, respectively. The Components and Sensors business segment revenues from Motorola represent $38.6 million, or 14% of the segment’s revenue for the year ended December 31, 2002. The Components and Sensors business segment revenue from Motorola for the year ended December 31, 2004 and 2003 was less than 10% of the segment’s revenue.

NOTE N—Contingencies

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

Certain claims are pending against CTS with respect to matters arising out of the ordinary conduct of its business. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made or the ultimate anticipated costs resulting will not materially affect CTS’ consolidated financial position, results of operations, or cash flows of CTS.

NOTE O—Leases

CTS incurred approximately $7.1 million of rent expense in 2004, $6.8 million in 2003, and $7.4 million in 2002. The future minimum lease payments under the Company’s operating leases are $6.3 million in 2005, $5.3 million in 2006, $2.6 million in 2007, $2.6 million in 2008, $2.2 million in 2009, and $4.7 million thereafter.

NOTE P—Subsequent Event

On November 16, 2004, CTS entered into a merger agreement with SMTEK International, Inc. (SMTEK). The agreement was approved by SMTEK shareholders on January 31, 2005. Under the terms of the merger agreement, CTS acquired 100% of the outstanding common shares and SMTEK shareholders received $14.26, comprised of $10.73 in cash and $3.53 worth of CTS common stock. In addition, CTS assumed approximately $13 million of SMTEK debt. In connection with the merger, CTS issued 812,365 additional shares of common stock.

SMTEK is an EMS provider serving original equipment manufacturers in the medical, industrial, instrumentation, telecommunications, security, financial services, automation, aerospace and defense industries. SMTEK's four facilities are located in Moorpark and Santa Clara, California; Marlborough, Massachusetts; and Bangkok, Thailand. As a result of the acquisition, CTS expects to expand into new EMS markets, reduce customer concentrations, and increase its global footprint.

The estimated aggregate purchase price is approximately $60 million, consisting of $35 million cash consideration, $13 million of SMTEK debt assumed by CTS, CTS common stock valued at $10 million, and $2 million of estimated transactions costs. CTS is in the process of obtaining third-party valuations of certain intangible assets, thus the allocation of the purchase price to major assets and liability captions is currently being completed.

Shareholder Information
(In thousands of dollars except per share data)

Quarterly Results of Operations
(Unaudited)

			Operating
	Net	Gross	Earnings	Net
	Sales	Margins	(Loss)	Earnings

2004
4th quarter	$142,496	$29,918	$9,737	$6,618
3rd quarter	129,049	26,312	5,854	3,921
2nd quarter (1)	137,624	28,917	10,628	6,897
1st quarter	122,147	24,609	4,909	2,520

	$531,316	$109,756	$31,128	$19,956

2003
4th quarter	$132,025	$27,454	$7,369	$3,947
3rd quarter (2)	108,496	23,655	(654)	6,074
2nd quarter	116,697	24,520	4,507	1,983
1st quarter	105,769	21,083	2,594	571

	$462,987	$96,712	$13,816	$12,575

Per Share Data
(Unaudited)

			Dividends	Net Earnings
	High (4)	Low (4)	Declared	Basic	Diluted

2004
4th quarter	$13.92	$11.95	$0.03	$0.18	$0.17
3rd quarter	12.99	10.10	0.03	0.11	0.10	(3)
2nd quarter (1)	14.80	9.90	0.03	0.19	0.18	(3)
1st quarter	15.85	11.60	0.03	0.07	0.07

			$0.12	$0.56	$0.53

2003
4th quarter	$14.94	$10.75	$0.03	$0.11	$0.11
3rd quarter (2)	14.71	10.01	0.03	0.17	0.17
2nd quarter	11.10	5.50	0.03	0.06	0.06
1st quarter	8.85	4.90	0.03	0.02	0.02

			$0.12	$0.36	$0.36

(1)	The second quarter of 2004 includes a gain on the sale of excess land located near CTS' Canadian facility of approximately $2.7 million pre-tax, $2.1 million after-tax, or $0.05 per diluted share.

(2)	The third quarter 2003 results include an asset impairment charge of $4.6 million pre-tax, $3.4 million after-tax, or $0.10 per diluted share. The third quarter 2003 also includes $7.9 million, or $0.22 per diluted share, favorable income tax adjustment resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

(3)	Diluted earnings per share for the second and third quarters of 2004 have been restated to reflect the impact of adopting Emerging Issues Task Force (EITF) No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." EITF No. 04-08 was issued and became effective in the fourth quarter of 2004. Earlier quarters have been restated to show diluted earnings per share computed on a consistent basis. Refer also to Note D, "Earnings Per Share."

(4)	The market prices of CTS common stock presented reflect the highest and lowest sales prices on the New York Stock Exchange for each quarter of the last two years.

CTS CORPORATION

Five-Year Summary
(In thousands of dollars except per share and other data)

		% of		% of		% of		% of		% of
	2004	Sales	2003	Sales	2002	Sales	2001	Sales	2000	Sales

Summary of Operations
Net sales	$531,316	100.0	$462,987	100.0	$457,804	100.0	$577,654	100.0	$866,523	100.0
Cost of goods sold	421,560	79.3	366,275	79.1	366,775	80.1	466,363	80.7	605,598	69.9
Selling, general and administrative expenses	61,174	11.5	54,390	11.8	59,467	13.0	80,214	13.9	94,501	10.9
Research and development expenses	19,063	3.6	21,476	4.6	24,118	5.3	32,762	5.7	32,583	3.8
Amortization of intangible assets	2,311	0.4	2,467	0.5	3,870	0.8	6,765	1.2	5,211	0.6
Gain on asset sales	(3,920)	(0.7)	—	—	—	—	—	—	—	—
Restructuring and impairment charges	—	—	4,563	1.0	18,343	4.0	40,039	6.9	—	—

Operating earnings (loss)	31,128	5.9	13,816	3.0	(14,769)	(3.2)	(48,489)	(8.4)	128,630	14.8
Other expense—net	(5,211)	(1.0)	(7,568)	(1.6)	(9,031)	(2.0)	(12,002)	(2.1)	(11,503)	(1.3)

Earnings (loss) before income taxes	25,917	4.9	6,248	1.4	(23,800)	(5.2)	(60,491)	(10.5)	117,127	13.5
Income tax expense (benefit)	5,961	1.1	(6,327)	(1.3)	(5,950)	(1.3)	(15,116)	(2.6)	32,796	3.8

Earnings (loss) from continuing operations	19,956	3.8	12,575	2.7	(17,850)	(3.9)	(45,375)	(7.9)	84,331	9.7
Discontinued operations:
Net loss from discontinued operations	—	—	—	—	—	—	—	—	(529)	—

Net earnings (loss)	19,956	3.8	12,575	2.7	(17,850)	(3.9)	(45,375)	(7.9)	83,802	9.7
Retained earnings—beginning of year	263,430		255,085		276,988		325,850		245,414
Dividends declared	(4,322)		(4,230)		(4,053)		(3,487)		(3,366)

Retained earnings—end of year	$279,064		$263,430		$255,085		$276,988		$325,850

Earnings (loss) per share:
Basic:
Continuing operations	$0.56		$0.36		$(0.54)		$(1.61)		$3.05
Discontinued operations	—		—		—		—		(0.02)

Net earnings (loss) per share	$0.56		$0.36		$(0.54)		$(1.61)		$3.03

Diluted:
Continuing operations	$0.53		$0.36		$(0.54)		$(1.61)		$2.94
Discontinued operations	—		—		—		—		(0.02)

Net earnings (loss) per share	$0.53		$0.36		$(0.54)		$(1.61)		$2.92

Average basic shares outstanding (000’s)	35,910		34,723		33,148		28,231		27,623
Average diluted shares outstanding (000’s)	38,893		34,989		33,148		28,231		28,675

Cash dividends per share	$0.12		$0.12		$0.12		$0.12		$0.12
Capital expenditures	12,711		9,044		12,833		77,654		119,216
Depreciation and amortization	26,082		33,605		43,373		51,674		44,325

Financial Position at Year End
Current assets	$204,146		$164,766		$152,334		$200,674		$305,696
Current liabilities	102,961		95,689		134,556		153,857		202,891
Current ratio	2.0 to 1		1.7 to 1		1.1 to 1		1.3 to 1		1.5 to 1
Working capital	$101,185		$69,077		$17,778		$46,817		$102,805
Inventories	42,734		31,925		36,262		50,149		104,316
Property, plant and equipment—net	112,495		122,481		148,632		191,958		224,861
Total assets	522,177		482,250		490,032		567,931		672,929
Short-term notes payable	3,311		—		—		—		7,397
Long-term debt	94,150		75,880		67,000		125,013		178,000
Long-term obligations, including long-term debt	105,669		87,013		78,501		132,287		189,069
Shareholders’ equity	310,704		294,191		265,020		242,873		246,357
Common shares outstanding (000’s)	35,909		36,067		34,101		30,902		27,781
Equity (book value) per share	$8.65		$8.16		$7.77		$7.86		$8.87

Other Data
Stock price range	$15.85-$9.90		$14.94-$4.90		$19.56-$3.65		$47.88-$13.49		$82.75-$31.50
Number of employees	4,487		5,041		5,313		5,837		9,008
Number of shareholders at year end	1,628		1,527		1,585		1,549		1,492

CTS CORPORATION