Form 10-K, Exhibit 13
period 2005-12-31
CTS CORP
filed 2006-02-27
CIK 26058

CTS Corporation
Form 10-K 2005

EXHIBIT (13)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2003-2005)

Overview

CTS is a global manufacturer of components and sensors used in the automotive, communications and computer markets. The Company also provides electronic manufacturing solutions, including design and supply chain management functions, primarily serving the automotive, communications, computer, industrial, and medical markets under contract arrangements with the original equipment manufacturers (OEMs). Sales and marketing are accomplished through CTS sales engineers, independent manufacturer’s representatives and distributors. Sales are reported through two business segments, Electronics Manufacturing Services (EMS) and Components and Sensors.

On January 31, 2005, CTS acquired all of the outstanding stock of SMTEK International Inc., (SMTEK), an EMS provider serving OEM’s in the medical, industrial, instrumentation, telecommunications, security, financial services, automation, aerospace, and defense industries. CTS expects this acquisition to accelerate its expansion into new markets, reduce customer concentrations, and increase its global footprint. Under the purchase method of accounting, the assets acquired and liabilities assumed from SMTEK were recorded as of the date of acquisition, at their respective fair values. CTS obtained third-party valuations of certain intangible assets. The results of SMTEK’s operations have been included in the consolidated financial statements since January 31, 2005. Please refer to Note B - “Acquisition” for more information related to this transaction. SMTEK is included in the EMS business segment.

Total sales in 2005 of $617.5 million were reported through two business segments, Electronics Manufacturing Services (EMS) and Components and Sensors, which represented 59.0% and 41.0% of CTS’ total sales in 2005, respectively. In 2004, EMS was 50.9% of total sales while Components and Sensors was 49.1% of total sales. The EMS sales percentage increased year-over-year due primarily to the acquisition of SMTEK.

In 2005, the Company experienced a strong year-over-year sales increase and improved net earnings from 2004. During this period, the Company continued to focus on three key priorities: (1) improving profitability concurrently with growing sales; (2) strengthening the balance sheet; and (3) developing new sources of revenue to drive future growth. During 2005, CTS continued to see growth in certain of its existing served markets, as well as new business awards from existing and new customers.

As discussed in more detail throughout the MD&A:

•
CTS’ revenues increased 16.2% during 2005 compared to 2004, following 14.8% sales growth in 2004 compared to 2003. Most of the increase came in the EMS segment, which was up 34.8% compared to 2004, while the Components and Sensors segment experienced a 3.0% decline due to lower sales into mobile handset applications as CTS continues to de-emphasize these products.

•
Gross margins in 2005 increased $12.7 million from 2004, primarily due to sales growth. Gross margins, as a percent of sales, were 19.8% in 2005 and 20.7% in 2004. Despite the overall decrease, gross margins within each segment increased from the prior year. However, the EMS segment, which inherently generates a lower gross margin, increased to 59.0% of total sales in 2005 compared to 50.9% of total sales in 2004.

•	The Company continued to leverage selling, general and administrative and research and development expenses. As a result, these expenses decreased to 13.8% of sales in 2005 from 15.5% in 2004.

•
The operating earnings increased to $40.3 million in 2005 from $31.1 million in 2004. The 2005 operating earnings included a $3.1 million gain on asset sales, while 2004 included $2.7 million from the gain on sale of excess land in Canada and $1.2 million of gain on other asset sales.

•
In 2005, income tax expense included a net impact of $4.3 million, or $0.10 per share, consisting of $6.0 million of expense relating to the repatriation of foreign cash to the United States under the provisions of the American Jobs Creation Act of 2004 and a $1.7 million benefit relating to the reversal of income tax reserves due to the successful resolution of tax issues in certain foreign jurisdictions.

•	Adjusted earnings per share of $0.65 in 2005 increased $0.17 from adjusted earnings per share of $0.48 in 2004. (See reconciliation below).

The following table provides a reconciliation of Earnings Per Share to Adjusted Earnings Per Share

	Year Ending December 31,
	2005	2004
Earnings per share - diluted	$0.57	$0.53
Tax affected charges (credits) to reported Earnings per share:
Gain on sale of excess Canadian land		(0.05)
Gain on sale of excess equipment less LTCC severance	(0.02)
Impact of tax repatriation & reversal of tax reserves	0.10
Total tax affected adjustments to reported Earnings per share	0.08	(0.05)
Adjusted earnings per share	$0.65	$0.48

Adjusted earnings per share is a non-GAAP financial measure. The most comparable GAAP measure is earnings per share. CTS calculates adjusted earnings per share for 2005 by excluding the tax expense related to cash repatriation, the reversal of tax reserves, and the gain on sale of excess equipment less LTCC severance. CTS calculates adjusted earnings per share for 2004 by excluding the gain on sale of excess land in Canada. Management believes adjusted earnings per share allows investors to make more accurate comparisons of performance between periods by eliminating the effect of unusual items. Because CTS’ method of calculating adjusted earnings per share is based on the elimination of these specific items, CTS’ adjusted earnings per share may not be comparable to other similarly titled measures of other companies.

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

Valuation of long-lived and intangible assets, goodwill and depreciation/amortization periods

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

Goodwill is measured as the excess of cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible asset acquired less liabilities assumed. CTS performs goodwill impairment tests at least on an annual basis. The goodwill recorded in the Consolidated Balance Sheets as of December 31, 2005 and December 31, 2004 was $24.6 million and $0.5 million, respectively.

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

CTS believes it will more likely than not realize the benefits of its $173.9 million U.S. net operating loss carryforwards, which expire in 2021 through 2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2006 through 2014. The projections were based on taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communications components product lines consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. In the event that actual results differ from these estimates in future periods, CTS may need to establish an additional valuation allowance or reduce the valuation allowance, which could materially impact the results of operations and financial position.

The annual effective income tax rate is based on CTS’ current legal organization and forecasted earnings in the various taxing jurisdictions in which the Company operates. Changes in CTS’ legal organization, the amount or the location of global earnings could impact its future effective income tax rate. In 2005, CTS’ tax rate before the benefit of reversal of reserves and expense of HIA dividend increased from 23% to 25% primarily as a result of increased profits being reported in higher taxed jurisdictions.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and the pension benefit obligation. CTS, after considering the recommendations of its actuaries, assumes a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining its annual pension income and expense and the projected benefit obligation. Experience gains/losses arising from any variance between the expected rate of return of plan assets and the actual results are amortized over periods ranging from 5 to 14 years. During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material affect on CTS' results of operations in future years.

For 2005, CTS had a weighted-average discount rate of 6.13% for pension income and expense. The discount rate on its domestic plans was 6.0% at January 1, 2006. The range of discount rates utilized by its foreign plans was decreased from 3.5% - 5.6% in 2005 to 3.5% - 5.2% in 2006.  Additionally, CTS moved to a more conservative mortality table that is more reflective of the longer lives the assets will be required to support.

The expected return on domestic plan assets at January 1, 2006 remained at 8.50% and the range of expected returns on foreign plan assets stayed the same, at 3.50% - 7.00%.

CTS expects these changes in actuarial assumptions, combined with the pension asset balance at the end of 2005, will reduce 2006 consolidated pension income by approximately $3 million.

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

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. Additionally for some customers CTS provides full turnkey manufacturing and completion including design, bill-of-material, management, logistics, and repair.

The following table summarizes net sales and operating earnings by business segment:

($ in thousands)	Components & Sensors		EMS	Total
2005
Net sales to external customers	$253,026		$364,458	$617,484
Segment operating earnings	$30,227	¹	$10,112	$40,339
% of segment sales	11.9%		2.8%	6.5%

2004
Net sales to external customers	$260,982		$270,334	$531,316
Segment operating earnings	$23,311	²	$7,817	$31,128
% of segment sales	8.9%		2.9%	5.9%

2003
Net sales to external customers	$252,911		$210,076	$462.987
Segment operating earnings (loss)	$7,394		$10,985	$18,379
% of segment sales	2.9%		5.2%	4.0%
______________________
1 Includes $3.1 million of gain on sale of excess equipment and disposition of LTCC assets.
2 Includes a $3.9 million of gain on asset sales, of which, $2.7 million relates to the sale of excess land in Canada.

Sales in the 2005 Components and Sensors business segment decreased $8.0 million, or 3.0%, from 2004. The decrease was primarily due to lower sales into mobile handset applications of $20.8 million, as CTS continues to de-emphasize sales of these products.  This decrease was partially offset by increased demand for automotive sensor products of $11.8 million and communication infrastructure products of $3.7 million.

Despite the sales decrease in 2005, segment operating earnings improved by $6.9 million, or 29.7%, from the prior year. The primary driver in the year-over-year improvement was the impact of favorable product mix of approximately $4.9 million, as sales volume shifted from the less profitable handset market into the more profitable communication infrastructure products and automotive markets. Gross margin improvement also reflects savings related to personnel reductions and lower depreciation expenses due to a lower level of capital expenditures in recent years versus high levels of capital expenditures in the preceding years. The segment operating earnings also included a $3.1 million of gain on sale of excess equipment and disposition of LTCC assets. Selling, general and administrative expenses decreased by $2.2 million in 2005 compared to 2004, mainly as a result of savings related to personnel reductions and professional services. Research and development expenses decreased $2.0 million in 2005 compared to 2004, as a result of a decrease in product launch costs and lower professional services related to consultation on new product development. These favorable factors were partially offset by the unfavorable volume impact of $2.7 million and a reduction to pension income of $2.4 million.

The 2004 Components and Sensors business segment sales increased $8.1 million, or 3.2%, from 2003. The increase was primarily due to increased demand for the automotive sensor products, communication infrastructure products and favorable foreign exchange, due to the weakening of the U.S. dollar against the British Pound and the Euro.

Despite a small sales increase in 2004, segment operating earnings more than tripled from 2003, primarily due to favorable impact from the contribution of incremental sales and product mix of approximately $3.8 million. Lower depreciation expenses of $7.9 million, due to a lower level of capital expenditures in recent years versus high levels of capital expenditures in the preceding years, and an intersegment cost allocation to EMS Singapore operation of $1.7 million also helped to improve segment operating earnings in 2004. The segment operating earnings also included $3.9 million of gain on asset sales, including $2.7 million gain from sale of excess land in Canada, and a favorable impact of foreign exchange rate movements. Research and development expenses decreased $2.7 million in 2004 compared to 2003, as a result of streamlining research and development activities. These favorable factors were partially offset by product launch costs of $2.8 million and higher operating expenses of $4.9 million related to incentive compensation and professional services.

EMS 2005 business segment sales increased $94.1 million, or 34.8%, from the prior year. The revenue increase included sales from the acquired SMTEK business of $100.4 million and a $14.5 million increase in new customer sales, partially offset by a $20.5 million decrease in communications infrastructure systems.

The segment operating earnings of $10.1 million increased $2.3 million, or 29.4%, from the prior year. The increase in earnings was primarily driven by the favorable volume and mix impact resulting from the addition of the SMTEK business. The operating earnings was partially offset by the increase of $7.6 million in selling, general and administrative expenses, which includes an increase in amortization expense of $1.2 million.

CTS earnings are subject to fluctuations of foreign currency exchange rates. For 2005, the impact of foreign exchange rates was negative on Components and Sensors segment operating earnings, while positive on EMS segment operating earnings, primarily due to the strengthening of the U.S. Dollar against the Euro and British Pound. To a large extent, the favorable impact was offset by the unfavorable impact. For 2004, the impact of foreign exchange rates was positive on Components and Sensors segment operating earnings, while negative on EMS segment operating earnings, primarily due to the weakening of the U.S. Dollar against the Euro and British Pound. To a large extent, the unfavorable impact was offset by the favorable impact.

EMS 2004 business segment sales increased $60.2 million, or 28.7%, from 2003. The revenue increase was primarily due to $24.9 million increase in data storage systems, $20.8 million increase in communications infrastructure systems and $9.3 million increase in networking equipment from both existing customers and new customers.

The operating earnings of $7.8 million decreased $3.2 million from 2003. The decrease in earnings was primarily driven by price reductions in connection with the product transfer to Singapore and an unfavorable impact of foreign exchange rate movements. These price reductions were partially offset by cost reductions. CTS realized additional cost reductions after a full year of EMS Singapore operations. Also, EMS incurred an intersegment cost allocation of $1.7 million from the Components and Sensors segment. Additionally, in 2004, some start-up costs were incurred to support the new operation in Singapore. These unfavorable factors were partially offset by the favorable impact of $6.9 million from higher sales and product mix.

Sales in Geographic Regions

CTS has increased sales in the Americas to 53% from 45% due mainly to the impact of the SMTEK acquisition. Despite the Asia-Pacific percent decrease, driven by the addition of SMTEK to the Americas region, CTS has continued its expansion into the Asia-Pacific markets as total net sales to this region increased by $17.8 million, or 9.1%, compared to 2004. However, as a percent of total CTS, sales into the Asia-Pacific region have decreased to 34% versus 36% in 2004 due to the impact of the SMTEK acquisition on American sales. Sales in Europe decreased to 13% from 19%.  Within the EMS segment, sales in Europe decreased from 20% to 7% due to a shift of customer demand to the Asia-Pacific region. The Asia-Pacific region within the EMS segment is flat as a percent of sales due to the impact of the SMTEK acquisition in the Americas region. The following table presents the percentage of net sales into each geographic region within each segment and consolidated:

	Components & Sensors			EMS			Consolidated Total
Geographic Region	2005	2004	2003	2005	2004	2003	2005	2004	2003
Americas	61%	56%	55%	47%	34%	41%	53%	45%	48%
Europe	20%	17%	15%	7%	20%	32%	13%	19%	23%
Asia-Pacific	19%	27%	30%	46%	46%	27%	34%	36%	29%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Discussion - Most Recent Three Years

The following table highlights significant information from CTS’ consolidated results of operations during the past three years:

	Year ended December 31,
(In thousands of dollars)	2005		2004	2003
Net sales	$617,484		$531,316	$462,987
Cost of goods sold	495,069		421,560	366,275
Gross margin	122,415		109,756	96,712
% of net sales	19.8%		20.7%	20.9%
Selling, general and administrative expenses	68,049		63,485	56,857
% of net sales	11.0%		11.9%	12.3%
Research and development expenses	17,092		19,063	21,476
% of net sales	2.8%		3.6%	4.6%
Gain on asset sales	(3,065)		(3,920)	—
Restructuring and impairment charges	—		—	4,563
Operating earnings	40,339		31,128	13,816
% of net sales	6.5%		5.9%	3.0%
Interest expense	5,902		5,535	7,688
Other income	966		324	120
Earnings before income taxes	35,403		25,917	6,248
Income tax expense	13,169	¹	5,961	(6,327	)²
Net earnings	$22,234		$19,956	$12,575
% of net sales	3.6%		3.8%	2.7%
Diluted earnings per share	$0.57	¹	$0.53	$0.36	²
_________________
1 Income tax expense and diluted earnings per share include a net impact of $4.3 million, or $0.10 per diluted share, respectively, consisting of $6.0 million of expense relating to the repatriation of foreign cash to the United States under the provisions of the American Jobs Creation Act of 2004 and a $1.7 million benefit relating to the reversal of income tax reserves due to the successful resolution of tax issues in certain foreign jurisdictions.

2 Includes a $7.9 million benefit resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

Net sales increased $86.2 million in 2005, or 16.2%, from prior year, primarily due to the EMS increase of $94.1 million. The EMS sales increase related to the acquired SMTEK business of $100.4 million and other new EMS customer sales, partially offset by the decrease in communications infrastructure systems and data storage systems. In addition, Components and Sensors sales decreased $8.0 million, due to lower sales into the mobile handset applications as CTS continues to de-emphasize these products, partially offset by increased demand for the automotive sensor products and communication infrastructure products.

The 2004 net sales increased $68.3 million, or 14.8%, from prior year, primarily due to the EMS increase of $60.2 million related to increased demand for communications infrastructure systems, networking equipment, and data storage systems. In addition, Components and Sensors sales increased $8.1 million, primarily related to increased demand for automotive products, and communications infrastructure components.

The Company’s 15 largest customers represented 61% of net sales in 2005. This is a decrease from 69% and 71% in 2004 and 2003, respectively. This percentage is decreasing as the Company continues efforts to broaden its business base with the SMTEK business acquisition and the diversification of automotive and wireless infrastructure product offerings. Sales to Hewlett-Packard Company represented 28% of net sales in 2005 and 33% of net sales in 2004 and 2003. Sales to Motorola, Inc. were less than 10% of net sales in 2005 and 13% of net sales in 2004 and 2003.

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

Gross margin increased $12.7 million, or 11.5%, in 2005 from 2004, primarily due to higher sales of $86.2 million. Gross margin as a percent of sales were favorable within each business segment, however, total CTS gross margin as a percentage of sales decreased to 19.8% in 2005 from 20.7% in 2004. The decrease was driven by the higher percentage of lower margin EMS segment sales at 59.0% in 2005 compared to 50.9% of total sales in 2004. The EMS business segment inherently has a lower gross margin percentage than Components and Sensors segment.

In 2004, gross margin increased $13.0 million, or 13.5%, from 2003, primarily due to higher sales of $68.3 million and lower depreciation expense, as mentioned in the Business Segment Discussion. However, gross margin as a percentage of sales declined because of the higher percent of EMS segment sales, which inherently have a lower gross margin percentage than Components and Sensors segment sales.

Selling, general and administrative expenses as a percentage of sales decreased to 11.0% in 2005 from 11.9% in the prior year, as the Company was able to effectively control spending in this area and leverage the higher sales. The total CTS selling, general and administrative expense increased only $4.6 million, despite the $7.2 million incremental increase related to the SMTEK business acquisition. CTS was able to offset a portion of the SMTEK increase with savings related to personnel reductions and lower spending on professional services, as discussed in the Components and Sensor Business Segment discussion.

Selling, general and administrative expenses as a percentage of sales decreased 0.4 percentage points to 11.9% in 2004 from prior year, as the Company was able to leverage existing resources with higher sales. The total dollar amount increased $6.6 million, primarily due to the increased expenses for incentive compensation, professional services and normal cost of living adjustments.

Research and development expenses were $17.1 million in 2005 versus $19.1 million in 2004 and $21.5 million in 2003. The reductions in research and development spending reflect savings due to organizational consolidation, changing business mix, decrease in product launch costs and lower professional services related to consultation on new product development. Significant ongoing research and development activities continue in the Components and Sensors business segment, particularly for automotive products in support of growth initiatives. CTS’ research and development investment is primarily focused on expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS business segment are typically very low.

Operating earnings in 2005 increased to $40.3 million, or 6.5% of sales, from $31.1 million, or 5.9% of sales, in 2004. Favorable changes contributing to the margin improvement were the gross margin increase and favorable operating expense reductions, as discussed above, partially offset by the incremental impact on spending related to the SMTEK business acquisition. Operating earnings in 2005 included a gain on asset sales of $3.1 million compared to a $3.9 million gain on asset sales in 2004.

Operating earnings in 2004 increased to $31.1 million, or 5.9% of sales, from $13.8 million, or 3.0% of sales, in 2003. Favorable changes contributing to the margin improvement were gross margin increase and gain on asset sales offset by an increase of operating expenses, as discussed above. Operating earnings in 2004 included gain on asset sales of $3.9 million. As discussed in the Restructuring and Asset Impairment Charges section below, operating earnings in 2003 included an asset impairment charge of $4.6 million.

Interest expense in 2005 was $5.9 million, or 6.6% higher than 2004 interest expense of $5.5 million. In 2005, CTS carried a higher average outstanding debt balance than in 2004, resulting in additional interest expense of $1.4 million. Additionally, increases in the short-term borrowing rate, driven by the Federal Reserve’s increase in the target rate, resulted in a $0.4 million negative impact. These increases were partially offset by a $1.4 million decrease in interest expense due to the on-going savings from the May 2004 issuance of a $60.0 million, 2.125% debenture. The proceeds of the issuance were used to pay the down remaining $40.0 million balance of the Industrial Revenue Bond which carried an interest rate of 7.5%.

In 2005, CTS changed its estimate of its 2005 tax rate before the benefit of reversal of reserves and expense of HIA dividend from 23% to 25%. The higher effective tax rate reflects the lower than planned revenue and profitability in certain jurisdictions with lower statutory tax rates partially offset by increased profitability in certain jurisdictions with higher statutory tax rates.

Net earnings in 2005 included a net tax impact of $4.3 million, or $0.10 per diluted share, consisting of $6.0 million of expense relating to the repatriation of foreign cash to the United States under the provisions of the American Jobs Creation Act of 2004 and a $1.7 million benefit relating to the reversal of income tax reserves due to the successful resolution of tax issues in certain foreign jurisdictions. Net earnings increased $2.3 million, or 11.4%, to $22.2 million in 2005 from $20.0 million in 2004.

Net earnings per share of $0.57 in 2005 were $0.04 higher than the earnings per share in 2004. However, excluding the impact of the 2005 income tax expense related to the cash repatriation, reversal of tax reserves and net impact of gain on sale of excess equipment and severance related to the sale of the LTCC business, as noted above, adjusted earnings per share for 2005 was $0.65, a $0.17 per share increase from adjusted earnings per share in 2004 (see reconciliation of adjusted earnings per share).

Subsequent Event

In January 2006, CTS announced that it intends to consolidate its Berne Indiana manufacturing operations into three of its other existing facilities. The consolidation is expected to be largely completed in the second half of 2006 and is estimated to result in pre-tax restructuring charge and related costs of approximately $4.5 million - $5.0 million.  CTS expects the annualized pre-tax savings to be in the range of $4.5 million to $5.5 million.  Pre-tax savings are expected to begin in the third quarter of 2006 and to be in the range of $1.5 million to $2.0 million for the second half of the year.

Liquidity and Capital Resources

Overview

Significant events impacting liquidity for 2005 were as follows:
  During the first quarter, CTS completed the acquisition of SMTEK.  The total purchase price of $61.1 million consisted of $37.2 million of cash consideration, CTS common stock valued at $10.9 million and $13.0 million of SMTEK debt assumed by CTS.
  During the second quarter, CTS repatriated $50.0 million cash from its foreign locations.
  During the fourth quarter, CTS repatriated $26.5 million cash from its foreign locations.
  During 2005 fiscal year, CTS repurchased 956,400 shares at a total cost of $11.3 million.
At December 31, 2005, cash and cash equivalents balance decreased to $12.0 million from $61.0 million in 2004. Total debt decreased to $81.8 million from $97.5 million in 2004. Total debt as a percentage of total capitalization was 20% at the end of 2005, compared with 24% in 2004.

Working capital decreased by $40.4 million in 2005. Within working capital, the cash and cash equivalents decrease of $49.0 million was impacted by the following:

Cash Used:
  Payment for purchase of SMTEK of $35.6 million net of cash acquired.
  Repayment of debt assumed in connection with the purchase of SMTEK of $13.0 million
  Net debt repayment of $17.1 million related mainly to reductions to the subordinated debenture balance
  Capital spending of $15.0 million
  Purchase of treasury stock of $11.3 million
  Dividends paid of $4.3 million
Cash Provided:
  Cash provided by operations of $44.5 million
  Proceeds from the sale of assets of $6.1 million
Other significant impacts to working capital included an accounts payable increase of $11.6 million, short-term notes payable increase of $10.0 million partially offset by the inventory increase of $17.8 million, the accounts receivable increase of $7.2 million and the increase of $0.6 million in other current assets. The increase in the accounts receivable balance was due to the fourth quarter of 2005 sales increase of 8.5% driven primarily by the acquisition of SMTEK.

Free Cash Flow

The following table summarizes free cash flow for the Company:

	Year ended December 31,
($ in millions)	2005	2004	2003
Net cash provided by operations	$44.5	$14.0	$25.7
Capital expenditures	(15.0)	(12.7)	(9.0)
Free cash flow	$29.5	$1.3	$16.7

Free cash flow is a non-GAAP financial measure which CTS defines as the sum of net cash provided by operations and cash used for capital expenditures. The most directly comparable GAAP financial measure is net cash provided by operations. Management believes that free cash flow provides useful information to investors regarding the Company’s ability to generate cash from business operations that was used and/or is available for internal growth, service of debt principal, dividends, share repurchase, acquisitions, and other investments. Management uses free cash flow as one measure to monitor and evaluate the performance of the Company.

In 2005, net cash provided by operations was $44.5 million, after funding the working capital required for business growth. Net cash provided by operations in 2005 was $30.5 million higher than net cash provided by operations in 2004 due to higher earnings in 2005, favorable impact of deferred taxes and positive working capital change. Changes in assets and liabilities are net of the effect of the purchase on SMTEK because these balances are included in the purchase price of the business.

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

Operating Activities

Cash flows provided by operations were $44.5 million in 2005. Components of cash flows from operations include earnings of $22.2 million, depreciation and amortization of $27.1 million and a favorable impact of $9.1 million in deferred taxes. There were $8.3 million of favorable changes in accounts receivable partially offset by a $3.6 million increase in inventory and a $6.2 million decrease in accounts payable and accrued liabilities. Also, the pension asset increase of $8.7 million was an unfavorable impact. Changes in assets and liabilities are net of the effect of the purchase on SMTEK because these balances are included in the purchase price of the business.

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

Net cash provided by operating activities in 2003 was $25.7 million, as CTS’ net income of $12.6 million, adjusted for non-cash items, primarily depreciation and amortization, and restructuring and impairment charges provided $50.8 million. Working capital and other changes utilized cash totaling $25.1 million.

Investing Activities

Cash flows used by investing activities totaled $44.5 million in 2005, including the payment for the purchase of SMTEK of $35.6 million and capital expenditures of $15.0 million partially offset by proceeds from sales of assets of $6.1 million, which includes the disposition of the LTCC assets, as previously discussed.

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

Financing Activities

Cash flows used by financing activities in 2005 were $45.9 million, consisting of $13.0 million from the repayment of debt related to the SMTEK purchase, $11.3 million purchase of treasury stock and $4.3 million in dividend payments. Additionally, the repayment of $17.1 million related mainly to the reductions in the subordinated debenture balance was an unfavorable impact.

Cash flows provided by financing activities in 2004 were $12.7 million, consisting primarily of $57.6 million proceeds from the $60 million Debentures due 2024, $42.0 million repayment of the 7.5% industrial revenue bonds, $3.3 million from short-term notes payable, $2.0 million purchase of treasury stock, and $4.5 million in dividend payments.

In 2003, CTS’ net cash used by financing activities totaled $5.9 million, consisting primarily of net repayment of debt of $19.5 million and dividend payments of $4.1 million. These uses were partially offset by the net proceeds from the issuance of stock of $15.6 million and $2.6 million from proceeds of stock option exercises.

In October 2004, the American Jobs Creation Act of 2004 (Jobs Act) was signed into law. The Jobs Act provided certain domestic companies a temporary incentive to repatriate, during 2005, previously undistributed earnings abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. To qualify, the repatriated earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by the company’s chief executive officer and subsequently approved by the company’s board of directors. In 2005, CTS' Board of Directors approved two domestic reinvestment plans (the Plans), authorizing the company to receive cash dividends of up to $84 million during the current taxable year. The Company did receive dividends of $77 million from certain foreign subsidiaries during 2005 and, accordingly, the Company recorded a related tax expense increase of $6 million.

Capital Resources

In 2005, the net long term debt balance decreased by $25.7 million. In accordance with the provisions of the 6.5% Debentures, two debenture holders exercised their put option and accelerated the maturity of their debenture, resulting in a reduction of $19.5 million, during 2005. The following table shows the long-term borrowings and related average interest rates as of December 31, 2005 and December 31, 2004:

	December 31, 2005		December 31, 2004
($ in millions)	Balance ($)	Average interest rate (%)	Balance ($)	Average Interest rate (%)
$75 million revolving credit agreement	$2.1	6.1%	$9.2	4.2%
Industrial revenue bonds	—	—	—	—
Convertible debentures due 2007	5.5	6.5	25.0	6.5
Convertible debentures due 2024	60.0	2.1	60.0	2.1
Term loan, due 2011	0.9	5.8	—	—
	68.5		94.2
Less current maturities	0.2	—	—	—
Total long-term debt	$68.3	2.6%	$94.2	3.5%

In November 2005, CTS’ Board of Directors authorized a program to repurchase up to one million shares of stock. The authorization expires June 30, 2007. The previously authorized one million share repurchase program dated July 2004 was completed in the fourth quarter of 2005. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2005, CTS repurchased 956,400 shares at a total cost of $11.3 million. At December 31, 2005, CTS was authorized to repurchase approximately 860,600 additional shares.

On October 12, 2004, CTS amended its revolving credit agreement to expand the borrowing capacity from $55 million to $75 million. The outstanding balance under the revolving credit agreement at December 31, 2005 was $2.1 million. Any outstanding balance would be senior to CTS’ convertible debentures. The revolving credit agreement is collateralized by substantially all U.S. assets and a pledge of 65% of the capital stock of certain non-U.S. subsidiaries. Interest rates on the agreement fluctuate based upon LIBOR. CTS pays a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on performance under certain financial covenants and was 0.38 percent per annum as of December 31, 2005. The revolving credit agreement requires, among other things, that CTS comply with a minimum fixed charge coverage and a minimum tangible net worth covenants. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. Additionally, the revolving credit agreement limits the amounts allowed for dividends, capital expenditures and acquisitions. The revolving credit agreement expires in July 2007.

In May 2004, CTS issued the $60 million Debentures due 2024. The debt is an unsecured senior subordinated obligation of CTS. The debentures bear interest at a rate of 2.125% per year and will be convertible, under certain circumstances, into CTS common stock, at the option of the holder, at a price of $15.00 per share, which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the debentures. The conversion price represents a 36.24% premium over the closing price of CTS common stock on May 5, 2004. The offering was closed on May 11, 2004. With the proceeds, CTS repaid outstanding debt, including its industrial revenue bonds outstanding balance of $40 million due in 2013 at a weighted average interest rate of 7.5% and reduced the amount outstanding under its revolving credit agreement. The other $2 million of industrial revenue bonds were repaid in the first quarter of 2004 with the cash generated from operations. As of December 31, 2005, no conversion condition for the $60 million debentures was met.

In April 2002, the Company issued $25 million in aggregate principal amount of five-year, 6.5% convertible subordinated debentures due 2007. These debentures are unsecured and convert into CTS common stock at a conversion price of $20.05 per share. In accordance with the provisions of the 6.5% Debentures, two debenture holders exercised its put option and accelerated the maturity of its debenture, totaling $19.5 million, during 2005. The Company has $5.5 million of 6.5% convertible, subordinated debentures outstanding at December 31, 2005. At any time after April 2005, the purchasers may accelerate the maturity of the debentures. CTS also has the right at any time after April 2005 and under certain circumstances, to force conversion of the debentures into common stock.

In November 2001, CTS’ Form S-3 registration statement registering two million shares of CTS common stock to be issued under CTS’ Direct Stock Purchase Plan was declared effective by the Securities and Exchange Commission. In November 2005, CTS terminated this Direct Stock Purchase Plan under this registration statement.

In December 1999, CTS’ shelf registration statement on Form S-3 was declared effective by the Securities and Exchange Commission. CTS could initially offer up to $500.0 million in any combination of debt securities, common stock, preferred stock or warrants under the registration statement. During 2005, CTS did not issue any securities under this registration statement. As of December 31, 2005, CTS could offer up to $435.1 million of additional debt and/or equity securities under this registration statement.

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2005, are expected to have on the Company's liquidity and cash flow in future periods:

	Payments Due by Period
($ in millions)	Total	2006	2007 - 2008		2009 - 2010	2011 - beyond
Long-term debt [1]	$92.6	$1.8	$10.6	[2]	$2.9	$77.3	[3]
Operating leases	18.5	3.4	5.7		4.2	5.2
Purchase obligations	—	—	—		—	—
Retirement obligations	15.9	1.5	3.1		3.2	8.1
	$127.0	$6.7	$19.4		$10.3	$90.6

_______________________
[1]
Including principal and coupon payments of the $5.5 million debentures issued in 2002, principal and coupon payments of $60 million Debentures issued in 2004, and principal payment of the revolving credit agreement.

[2]
Including $5.5 million in debentures issued in 2002 and $2.1 million outstanding under the revolving credit agreement. For the 6.5% Debentures, the investors may accelerate the maturity of the debentures at any time after the three-year anniversary of the issue date. These debentures convert into CTS common stock at a conversion price of $20.05 per share.

[3]	Debentures issued in May 2004. Investor may convert the debentures, under certain circumstances, at any time to CTS common stock. The conversion price is $15.00 per common share.

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

CTS utilizes a market- related approach in deriving fair value of plan assets. CTS does not expect any significant change in the approach in 2006. For plan asset allocation detail, please refer to Note H. CTS does not expect any significant change on asset allocation in 2006 based on its current knowledge. However, CTS may change the asset allocation based on the performance of different asset categories after conducting investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis.

Based on CTS’ experience, the actual return on plan assets can deviate from the expected return on plan assets. This deviation is taken into account in the market value related approach in deriving fair value of plan assets. The deviation between the expected return and the actual return was primarily due to market conditions. CTS performs a sensitivity analysis to assess the potential impact on the results of operations by the change in the expected long-term rates of return. A 25 basis-point change in the long-term rate of return would have changed the pension income in 2005 by $800,000.

CTS plans to invest in capital projects that maintain current capacity and result in future revenue opportunities. The 2006 capital spending is expected to be approximately $21 million.

CTS has historically been able to fund its capital and operating needs through its cash flows from operations and available credit under its bank credit agreements. CTS believes that cash flows from operations and available borrowings under its current revolving credit agreement will be adequate to fund its working capital, capital expenditures, and debt service requirements through December 31, 2006 and until July 2007, when the credit agreement expires. However, CTS may choose to pursue additional equity and/or debt financing to fund acquisition and/or to improve capital structure.

Off-Balance Sheet Arrangements

CTS has off balance sheet arrangements associated with operating leases. CTS incurred approximately $8.1 million of rent expense in 2005, $7.1 million in 2004, and $6.8 million in 2003. The future minimum lease payments under the Company’s operating leases are $3.4 million in 2006, $3.2 million in 2007, $2.5 million in 2008, $2.5 million in 2009, $1.7 million in 2010, and $5.3 million thereafter.

Effect of Recent Accounting Pronouncements

In December 2004, the FASB issued FAS No. 123R, “Share-Based Payment.” FAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). FAS No. 123R eliminates the alternative to use APB Opinion No. 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. CTS had followed the provisions of APB Opinion No. 25 to account for stock options. FAS No. 123R is effective for CTS on January 1, 2006. CTS intends to apply the modified prospective transition method upon adoption of FAS No. 123R. Accordingly, the provisions of FAS No. 123R will reduce earnings upon adoption.

In November 2004, the FASB finalized FAS No. 151, “Inventory Costs, an amendment to ARB No. 43, Chapter 4.” FAS No. 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. FAS No. 151 is effective for CTS on January 1, 2006. CTS believes FAS No. 151 will have no significant effect on its consolidated operating results and financial condition.

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

As part of CTS’ risk management program, CTS performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. A 39 basis-point increase in interest rates (approximately 10% of CTS’ weighted-average interest rate) on variable-rate debt instruments would have increased CTS’ 2005 and 2004 interest expense by $0.2 million and $0.1 million, respectively, and would have an immaterial effect on the fair value of the debt instruments as of the end of such fiscal years.

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

Consolidated Statements of Earnings
(In thousands of dollars except per share amounts)

	Year Ended December 31,
	2005	2004	2003
Net sales	$617,484	$531,316	$462,987
Costs and expenses:
Cost of goods sold	495,069	421,560	366,275
Selling, general and administrative expenses	68,049	63,485	56,857
Research and development expenses	17,092	19,063	21,476
Gain on asset sales	(3,065)	(3,920)	—
Asset impairment charge — Note P	—	—	4,563
Operating earnings	40,339	31,128	13,816
Other (expense) income:
Interest expense	(5,902)	(5,535)	(7,688)
Interest income	1,300	922	357
Other	(334)	(598)	(237)
Total other expense	(4,936)	(5,211)	(7,568)
Earnings before income taxes	35,403	25,917	6,248
Income tax expense (benefit) — Note J	13,169	5,961	(6,327)
Net earnings	$22,234	$19,956	$12,575
Earnings per share — Note D
Basic	$0.61	$0.56	$0.36
Diluted	$0.57	$0.53	$0.36

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
(In thousands of dollars)

	December 31,
	2005	2004
ASSETS
Current Assets
Cash and cash equivalents	$12,029	$61,005
Accounts receivable, less allowances (2005 — $2,373; 2004 — $1,450)	91,265	84,112
Inventories
Finished goods	11,771	10,815
Work-in-process	16,039	8,058
Raw materials	32,754	23,861
Total inventories	60,564	42,734
Other current assets - Note J	16,816	16,295
Total current assets	180,674	204,146
Property, Plant and Equipment
Buildings and land	113,873	113,478
Machinery and equipment	248,348	271,497
Total property, plant and equipment	362,221	384,975
Accumulated depreciation	(252,545)	(272,480)
Net property, plant and equipment	109,676	112,495
Other Assets
Prepaid pension asset — Note H	152,483	143,918
Goodwill - Notes B and E	24,657	513
Other intangible assets, net — Notes B and E	42,347	34,632
Deferred income taxes — Note J	22,011	23,221
Other assets	2,088	3,252
Total other assets	243,586	205,536
Total Assets	$533,936	$522,177
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable — Note F	$13,299	$3,311
Current portion of long-term debt — Note G	164	—
Accounts payable	67,196	55,614
Accrued salaries, wages and vacation	10,496	13,198
Income taxes payable	6,127	9,109
Other accrued liabilities	22,651	21,729
Total current liabilities	119,933	102,961
Long-term debt — Note G	68,293	94,150
Other long-term obligations — Notes H and J	16,139	14,362
Contingencies — Note N	—	—
Shareholders’ Equity
Preferred stock — authorized 25,000,000 shares without par value; none issued — Note K	—	—
Common stock — authorized 75,000,000 shares without par value; 53,576,243 shares issued at December 31, 2005 and 52,666,798 shares issued at December 31,2004 — Note K	275,211	263,297
Additional contributed capital	24,743	22,761
Retained earnings	296,956	279,064
Accumulated other comprehensive earnings (loss)	(244)	1,348
	596,666	566,470
Cost of common stock held in treasury (2005 — 17,717,657 shares; 2004 —16,757,907 shares) — Note L	(267,095)	(255,766)
Total shareholders’ equity	329,571	310,704
Total Liabilities and Shareholders’ Equity	$533,936	$522,177

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands of dollars)

	Year Ended December 31,
Cash flows from operating activities:	2005	2004	2003
Net earnings	$22,234	$19,956	$12,575
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	27,059	26,082	33,605
Asset impairment charge	—	—	4,563
Gain on asset sales	(3,065)	(3,920)	—
Deferred income taxes	9,139	153	313
Equity-based compensation - Note I	2,704	1,668	624
Prepaid pension asset	(8,741)	(10,864)	(12,053)
Changes in assets and liabilities, net of effects from purchase of SMTEK
Accounts receivable	8,348	(11,822)	(8,488)
Inventories	(3,579)	(10,809)	4,336
Accounts payable and accrued liabilities	(6,170)	3,855	2,452
Income taxes payable	(3,027)	150	(13,736)
Other	(383)	(482)	1,477
Total adjustments	22,285	(5,989)	13,093
Net cash provided by operations	44,519	13,967	25,668
Cash flows from investing activities:
Payment for purchase of SMTEK, net of cash acquired - Note B	(35,561)	—	—
Proceeds from sale of assets	6,093	19,813	4,126
Capital expenditures	(15,009)	(12,711)	(9,044)
Other	—	—	(136)
Net cash provided by (used in) investing activities	(44,477)	7,102	(5,054)
Cash flows from financing activities:
Repayment of debt assumed in connection with purchase of SMTEK	(13,013)	—	—
Borrowings of long-term debt	161,160	172,185	104,159
Payments of long-term debt	(188,285)	(153,915)	(123,629)
Increase in short-term notes payable	9,988	3,311	—
Debt issue costs	—	(2,406)	(570)
Issuance of common stock	—	—	15,620
Purchase of treasury stock	(11,283)	(2,005)	—
Dividends paid	(4,343)	(4,537)	(4,087)
Exercise of stock options and other	(113)	87	2,563
Net cash provided by (used in) financing activities	(45,889)	12,720	(5,944)
Effect of exchange rate changes on cash	(3,129)	1,870	1,451
Net increase (decrease) in cash and cash equivalents	(48,976)	35,659	16,121
Cash and cash equivalents at beginning of year	61,005	25,346	9,225
Cash and cash equivalents at end of year	$12,029	$61,005	$25,346
Supplemental cash flow information
Cash paid during the year for:
Interest	$5,360	$4,857	$6,443
Income taxes — net	5,114	6,901	7,573
Noncash investing and financing activities
Common stock issued in connection with DCA acquisition	$113	$104	$1,417

Supplemental schedule of non-cash investing and financing activities:
Refer to Note C, “Supplemental Schedule of Non-cash Investing and Financing Activities”

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
($ in thousands)

				Accumulated
				Other
		Additional		Comprehensive
	Common	Contributed	Retained	Earnings	Comprehensive	Treasury
	Stock	Capital	Earnings	(Loss)	Earnings	Stock	Total
Balances at December 31, 2002	$241,393	$23,514	$255,085	$(835)		$(254,137)	$265,020
Net earnings			12,575		$12,575		12,575
Cumulative translation adjustment				1,476	1,476		1,476
Minimum pension liability adjustment (net of tax of $214)				(490)	(490)		(490)
Comprehensive earnings					13,561
Cash dividends of $0.12 per share			(4,230)				(4,230)
Issued 52,140 shares on restricted stock and cash bonus plan — net	(93)	(375)				468
Issued 244,114 shares on exercise of stock option — net	4,164	(1,939)				11	2,236
Issued 546,358 shares under Direct Stock Purchase Plan	4,930						4,930
Issued 1,000,000 shares under shelf registration	10,690						10,690
Stock compensation	247	320					567
Issued 123,384 shares to former DCA shareholders	1,417						1,417
Balances at December 31, 2003	262,748	21,520	263,430	151		(253,658)	294,191
Net earnings			19,956		19,956		19,956
Cumulative translation adjustment				2,074	2,074		2,074
Minimum pension liability adjustment (net of tax of $580)				(877)	(877)		(877)
Comprehensive earnings					21,153
Cash dividends of $0.12 per share			(4,322)				(4,322)
Returned 7,600 shares on restricted stock and cash bonus plan — net	(40)	119				(79)
Issued 19,246 shares on exercise of stock option — net	171	13				(24)	160
Issued 603 shares under Direct Stock Purchase Plan	6						6
Issued 9,018 shares to former DCA shareholders	104						104
Acquired 183,000 shares for treasury stock						(2,005)	(2,005)
Stock compensation	308	1,109					1,417
Balances at December 31, 2004	263,297	22,761	279,064	1,348		(255,766)	310,704
Net earnings			22,234		22,234		22,234
Cumulative translation adjustment				(786)	(786)		(786)
Minimum pension liability adjustment (net of tax of $455)				(806)	(806)		(806)
Comprehensive earnings					$20,642
Cash dividends of $0.12 per share			(4,342)				(4,342)
Issued 812,315 shares in connection with acquisition of SMTEK	10,932						10,932
Returned 2,150 shares on restricted stock and cash bonus plan - net	11	21				(32)
Issued 35,651 shares on exercise of stock option - net	250	41				(14)	277
Issued 41,084 shares on vesting of restricted stock units	473	(656)					(183)
Issued 643 shares under Direct Stock Purchase Plan	7						7
Issued 18,552 shares to former DCA shareholders	113						113
Acquired 956,400 shares for treasury stock						(11,283)	(11,283)
Stock compensation	128	2,576					2,704
Balances at December 31, 2005	$275,211	$24,743	$296,956	$(244)		$(267,095)	$329,571

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—Summary of Significant Accounting Policies

Principles of Consolidation:  The consolidated financial statements include the accounts of CTS and its wholly owned subsidiaries. Refer to Note B, “Acquisition,” for a discussion of the acquisition made by CTS in 2005. All significant intercompany accounts and transactions have been eliminated.

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

Translation of Foreign Currencies:  The financial statements of CTS’ non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. CTS’ Consolidated Statements of Earnings includes $0.5 million, $0.7 million, and $0.3 million of foreign currency translation expense for the years ended December 31, 2005, 2004, and 2003, respectively.

The assets and liabilities of CTS’ United Kingdom subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the “accumulated other comprehensive earnings (loss)” component of shareholders’ equity. Statement of earnings accounts are translated at the average rates during the period.

Comprehensive Earnings:  CTS reports comprehensive earnings in accordance with the Financial Accounting Standards Board’s (FASB) Financial Accounting Standard (FAS) No. 130, “Reporting Comprehensive Income (Loss).” The components of comprehensive earnings for CTS include foreign currency translation adjustments, minimum pension liability adjustments, and net earnings and are reported within the Consolidated Statements of Shareholders’ Equity in the columns titled “Comprehensive Earnings” and “Accumulated Other Comprehensive Earnings (Loss).”

The table below shows the components of accumulated other comprehensive earnings at December 31:

($ in thousands)	2005	2004
Accumulated translation	$2,392	$3,177
Minimum pension liability	(2,636)	(1,829)
Accumulated other comprehensive earnings	$(244)	$1,348

Revenue Recognition:  Substantially all of CTS’ revenue is from product sales. CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed and determinable, and collection of the related receivable is probable, which is generally at the time of shipment. The Company has agreements with its distributors that provide limited rights of return within a limited time and protection against price reductions initiated by the Company. The effect of these programs is estimated based on historical experience and current economic conditions and provisions are recorded at the time of shipment. CTS customers typically have a right to return products that they consider to be defective. Revenue is recorded net of estimated returns of products, based on management’s analysis of historical returns, current economic trends, and changes in customer demands. Provisions for returns and other adjustments are provided for in the same period the related sales are recorded based on experience and other relevant factors.

Concentration of Credit Risk:  The majority of cash and cash equivalents is maintained in U.S. dollar demand deposits, AA money market mutual funds, and in U.S. government securities, with the remainder maintained with several major financial institutions. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, computer, medical, and industrial markets, primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. Management makes estimates of the collectability of its accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Sales to Hewlett-Packard Company (Hewlett-Packard) were 28% of net sales for the year ended December 31, 2005 and, 33% of net sales for each of the years ended December 31, 2004 and 2003. Sales to Motorola, Inc. (Motorola) were less than 10% of net sales for the year ended December 31, 2005 and 13% of net sales for each of the years ended December 31, 2004 and 2003. Amounts due from Hewlett-Packard and Motorola aggregated $33 million and $41 million at December 31, 2005 and 2004, respectively. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

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

Earnings Per Share:  Basic and diluted earnings per common share are reported in conformity with the FAS No. 128, “Earnings per Share.” Basic earnings per share excludes any dilution and is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in the earnings of CTS. Diluted earnings per share is computed by dividing net earnings adjusted for the after-tax effect of interest on dilutive convertible debt by the weighted-average number of common shares outstanding during the period plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive securities. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings per share. Refer also to Note D, “Earnings Per Share.”

Stock-Based Employee Compensation:   CTS accounts for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and its related Interpretations. For stock-based employee awards with graded vesting, CTS recognizes expense under the accelerated attribution methodology of FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans”. Refer also to Note I, “Stock Plans,” for more details about CTS’ stock-based compensation plans. Had employee compensation cost for CTS’ fixed, stock-based compensation plans been determined based on the fair value method, as defined by FAS No. 123, “Accounting for Stock-Based Compensation,” CTS’ net earnings and net earnings per share would have been adjusted to the pro forma amounts indicated below:

	Year ended December 31,
($ in thousands, except per share amounts)	2005	2004	2003
Net earnings as reported	$22,234	$19,956	$12,575
Deduct: Stock-based employee compensation cost, net of tax, if fair value based method were used	(888)	(1,254)	(1,911)
Pro forma net earnings	$21,346	$18,702	$10,664
Net earnings per share — basic, as reported	$0.61	$0.56	$0.36
Pro forma net earnings per share — basic	0.59	0.52	0.31
Net earnings per share — diluted, as reported	0.57	0.53	0.36
Pro forma net earnings per share — diluted	$0.54	$0.50	$0.30

In December 2005, CTS’ Board of Directors approved the accelerated vesting of approximately 70,000 unvested and “out-of-the-money” stock options with exercise prices ranging from $14.02 - $16.24 that were previously granted under an employee stock option plan. These options became immediately exercisable on December 31, 2005. The pro forma net income disclosed in this note includes approximately $310,000 of expense, or $0.01 per diluted share, related to this accelerated vesting. Accordingly, the 2005 pro forma amounts are not necessarily indicative of future annual expense to be recognized by CTS under FAS No. 123R.

The weighted-average fair value of each option grant (which is amortized over the option vesting period for purposes of determining the pro forma impact) is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	2004	2003
	Grants	Grants	Grants
Dividend yield	1.08%	1.09%	1.23%
Expected volatility	52.41%	64.81%	67.87%
Risk-free interest rate	4.14%	2.89%	1.81%
Expected life	10 years	4.5 years	4.4 years

The increase in the expected life assumption reflects a greater proportion of stock options being awarded to officers who have historically held stock options for their full term.

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

Intangible Assets:  CTS does not amortize goodwill, but tests it annually for impairment using a fair value approach at the “reporting unit” level. A reporting unit is the operating segment, or a business one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. CTS would recognize an impairment charge for any amount by which the carrying amount of a reporting unit’s goodwill exceeds its fair value. CTS uses discounted cash flows to establish fair values.

CTS amortizes the cost of other intangibles over a straight-line basis using their estimated useful lives. CTS assesses useful lives based on the period over which the asset is expected to contributed to CTS’ cash flows. CTS reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Refer also to Note E, “Intangible Assets.”

Financial Instruments:  CTS’ financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. The carrying value for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximates fair value based on the short-term maturities of these instruments. CTS has estimated the fair value of its long-term debt to be $63.1 million, or $5.4 million less than the carrying value of $68.5 million. The estimated fair value of long-term debt was based on quoted dealer prices for the same or similar issues.

Amortization of Debt Issue Costs:  CTS has debt issue costs that relate to the Company’s long-term debt and are being amortized over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.8 million in 2005, $0.7 million in 2004, and $1.2 million in 2003 and is included in interest expense in the accompanying Consolidated Statements of Earnings.

Reclassifications:  Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2005.

New Accounting Pronouncements:  In December 2004, the FASB issued FAS No. 123R, “Share-Based Payment.” FAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). FAS No. 123R eliminates the alternative to use APB Opinion No. 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. FAS No. 123R is effective for CTS on January 1, 2006. CTS currently follows the provisions of APB Opinion No. 25 to account for stock options. CTS intends to apply the modified prospective transition method upon adoption of FAS No. 123R. Accordingly, the provisions of FAS No. 123R will reduce earnings upon adoption.

In November 2004, the FASB finalized FAS No. 151, “Inventory Costs, an amendment to ARB No. 43, Chapter 4.” FAS No. 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. FAS No. 151 is effective for CTS on January 1, 2006. CTS believes FAS No. 151 will have no significant effect on its consolidated operating results and financial condition.

NOTE B—Acquisition

Effective January 31, 2005, CTS acquired 100% of the outstanding capital stock of SMTEK International Inc. (SMTEK). The results of SMTEK’s operations have been included in the consolidated financial statements since that date. SMTEK is an EMS provider serving original equipment manufacturers in the medical, industrial, instrumentation, telecommunications, security, financial services, automation, aerospace, and defense industries. As a result of the acquisition, CTS expects to expand into new EMS markets, reduce customer concentrations, and increase its global footprint. SMTEK had four facilities located in Moorpark and Santa Clara, California; Marlborough, Massachusetts; and Bangkok, Thailand. Subsequent to the acquisition, CTS consolidated the Marlborough, Massachusetts facility into its Londonderry, New Hampshire facility.

In conjunction with the purchase, CTS acquired net assets valued at $48.1 million. The purchase price was comprised of $34.7 million of cash consideration, CTS common stock valued at $10.9 million, and $2.5 million of estimated transaction cost. In addition, CTS immediately repaid $13.0 million of the SMTEK debt which was assumed. CTS issued 812,315 shares of common stock in connection with the acquisition. The value assigned to the common stock was determined based on the average market price of CTS’ common stock over the two-day period before and after the terms of the acquisition were agreed to and announced.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition.

($ in thousands)	At January 31, 2005
Current assets	$34,867
Property, plant and equipment	6,108
Amortizable intangible assets	11,158
Goodwill	24,144
Other long-term assets	4,627
Total assets acquired	80,904

Current liabilities	16,702
Long-term liabilities	3,098
Debt assumed and repaid by CTS	13,013
Total liabilities acquired	32,813
Net assets acquired	$48,091

Of the $11.2 million of amortizable intangible assets, $10.7 million was assigned to customer relationships (13 year useful life), $0.4 million to customer order backlog (90 days useful life), and $0.1 million to employment agreements (2 year useful life). The $24.1 million of goodwill was assigned to the EMS business segment. None of these amounts are deductible for tax purposes.

The following table presents CTS’ unaudited pro forma consolidated results of operations for the twelve months ended December 31, 2005 and 2004 as if the acquisition had been completed at the beginning of each period. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results.

	Pro forma Twelve Months Ended
($ in thousands, except per share amounts)	December 31, 2005	December 31, 2004

Revenues	$627,531	$645,948

Net income	$22,408	$21,923

Earnings per share:
Basic	$0.62	$0.60
Diluted	$0.57	$0.57

NOTE C—Supplemental Schedule of Noncash Investing and Financing Activities

In 2005, the Company purchased 100% of the capital stock of SMTEK. In conjunction with the acquisition, CTS issued common stock and assumed liabilities as follows (refer also to Note B, “Acquisition”):

($ in millions)
Cash paid	$37.2
Fair value of stock issued	10.9
Liabilities assumed	32.8
Fair value of assets acquired	$80.9

NOTE D—Earnings Per Share

FAS No. 128, “Earnings per Share,” requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations. The calculation below provides net earnings, average common shares outstanding and the resultant earnings per share for both basic and diluted EPS for the years ended December 31, 2005, 2004, and 2003.

($ in thousands, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)		Per Share Amount
2005
Basic EPS	$22,234	36,307		$0.61
Effect of dilutive securities:
Equity-based compensation plans		653
Convertible debt	966	4,000
Diluted EPS	$23,200	40,960		$0.57

2004
Basic EPS	$19,956	35,910		$0.56
Effect of dilutive securities:
Equity-based compensation plans		382
Convertible debt	632	2,575
Other		26	[1]
Diluted EPS	$20,588	38,893		$0.53

2003
Basic EPS	$12,575	34,723		$0.36
Effect of dilutive securities:
Equity-based compensation plans		146
Other		120	[1]
Diluted EPS	$12,575	34,989		$0.36

_______________________________
1 Represents shares of CTS common stock to be issued to the former DCA shareholders, a company which was acquired by CTS in 1997.

The following table shows the potentially dilutive securities which have been excluded from the 2005, 2004, and 2003 diluted earnings per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

	Year ended December 31,
(Number of shares in thousands)	2005	2004	2003
Stock options where the exercise price exceeds the average market price of common shares during the period	659	737	1,139
Securities related to subordinated convertible debt	1,060	1,247	1,247

Note E—Intangible Assets

CTS has the following intangible assets as of December 31:

	2005		2004
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists/relationships	$47,075	(8,451)	$36,405	(6,490)
Patents	10,319	(6,673)	10,319	(5,602)
Employment agreements	142	(65)	—	—
Customer order backlog	346	(346)	—	—
Total	57,882	(15,535)	46,724	(12,092)
Goodwill	24,657	—	513	—
Total intangible assets	$82,539	(15,535)	$47,237	(12,092)

Of the net intangible assets at December 31, 2005, $34.2 million relates to the EMS business segment and $32.8 million relates to the Components and Sensors business segment. Of the $24.7 million of goodwill, $24.2 million relates to the EMS business segment and $0.5 million relates to the Components and Sensors business segment. CTS recorded amortization expense of $3.4 million, $2.3 million and $2.5 million for the years ended December 31, 2005, 2004, and 2003, respectively. CTS estimates annual amortization expense of $3.2 million in 2006, $3.1 million in 2007 and 2008, $2.5 million in 2009, $2.0 million in 2010, and $28.4 million thereafter.

NOTE F—Notes Payable

CTS had line of credit arrangements of $23.0 million and $13.3 million at December 31, 2005 and 2004, respectively. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option. The majority of the line of credit arrangements at December 31, 2005 are unsecured. However, one line of credit for $0.5 million is secured by building and equipment in Thailand. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 4.2% in 2005 and 3.4% in 2004.

NOTE G—Debt

Long-term debt was comprised of the following at December 31:

($ in thousands)	2005	2004
Revolving credit agreement, average interest rate of 6.1% (2005) and 4.2% (2004) due in 2007	$2,080	$9,150
Convertible, senior subordinated debentures at a weighted-average rate of 2.1%, due in 2024	60,000	60,000
Convertible, subordinated debentures at a weighted-averaged rate of 6.5%, due in 2007	5,500	25,000
Term loan, interest 5.8%, due in 2011	875	—
Other debt, weighted-average rate of 10.1%, due 2006	2	—
	68,457	94,150
Less current maturities	164	—
Total long-term debt	$68,293	$94,150

The debt matures as follows:  2006 - $0.2 million; 2007 - $7.7 million, 2008 - $0.2 million, 2009 - $0.2 million, 2010 - $0.2 million, thereafter - $60.0 million.

CTS has a $75 million senior, secured revolving credit agreement that had an outstanding balance of $2.1 million at December 31, 2005. Any outstanding balances under the revolving credit agreement are senior to CTS’ convertible debentures. The revolving credit agreement is collateralized by substantially all U.S. assets and a pledge of 65% of the capital stock of certain non-U.S. subsidiaries. Interest rates on the revolving credit agreement fluctuate based upon LIBOR. CTS pays a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on performance under certain financial covenants and was 0.38 percent per annum at December 31, 2005. The revolving credit agreement requires, among other things, that CTS comply with minimum fixed charge coverage, maximum leverage ratio, and minimum tangible net worth covenants. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. Additionally, the revolving credit agreement limits the amounts allowed for dividends, capital expenditures, and acquisitions. The revolving credit agreement expires in July 2007.

CTS has issued $60 million convertible senior subordinated debentures ($60 million Debentures). These unsecured debentures bear interest at an annual rate of 2.125%, payable semiannually on May 1 and November 1 of each year through the maturity date of May 1, 2024. The $60 million Debentures are convertible, under certain circumstances, into CTS common stock at a conversion price of $15.00 per share (which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the notes). Upon conversion of the $60 million Debentures, in lieu of delivering common stock, the Company may, at its discretion, deliver cash or a combination of cash and common stock.

Holders may convert the $60 million Debentures at any time during a conversion period if the closing price of CTS common stock is more than 120% of the conversion price ($18.00 per share) for at least 20 of the 30 consecutive trading days immediately preceding the first trading day of the conversion period. The conversion periods begin on February 15, May 15, August 15, and November 15 of each year. Holders may also convert the notes if certain corporate transactions occur. As of December 31, 2005, none of the conditions for conversion of the $60 million Debentures were satisfied.

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

The Company has $5.5 million of 6.5% convertible, subordinated debentures (6.5% Debentures) outstanding at December 31, 2005. These debentures are unsecured and convert into CTS common stock at a conversion price of $20.05 per share. At any time after April 2005, the purchasers may accelerate the maturity of the debentures. CTS also has the right at any time after April 2005, and under certain circumstances, to force conversion of the debentures into common stock. Interest on the debentures is payable semi-annually. In accordance with the provisions of the 6.5% Debentures, two debenture holders exercised their put options and accelerated the maturity of their debentures, totaling $19.5 million, during 2005.

In connection with the acquisition of SMTEK, CTS assumed a term loan, which has a balance of $0.9 million at December 31, 2005. The term loan is secured by machinery and equipment of the Thailand manufacturing facility and requires monthly payments through May 2011.

NOTE H—Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans (Pension Plans) covering approximately 23% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees´ compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

The measurement date for the majority of the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2005 and 2004. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

	Pension Plans		Other Postretirement Benefit Plan
($ in thousands)	2005	2004	2005	2004
Accumulated benefit obligation	$197,411	$185,302	$5,145	$5,433
Change in projected benefit obligation:
Projected benefit obligation at January 1	$196,492	$186,950	$5,433	$5,100
Service cost	5,236	5,292	29	31
Interest cost	11,338	11,265	318	309
Plan amendment and other	(850)	954	—	—
Actuarial (gain) loss	6,616	1,231	(485)	140
Benefits paid	(9,754)	(9,200)	(150)	(147)
Curtailment	(499)	—	—	—
Projected benefit obligation at December 31	$208,579	$196,492	$5,145	$5,433
Change in plan assets:
Assets at fair value at January 1	$276,991	$259,764	$—	$—
Actual return on assets	8,688	24,364	—	—
Company contributions	1,713	1,550	149	147
Benefits paid	(9,754)	(9,200)	(149)	(147)
Other	(603)	513	—	—
Assets at fair value at December 31	$277,035	$276,991	$—	$—
Reconciliation of prepaid (accrued) cost:
Funded status (plan assets less projected benefit obligations)	$68,456	$80,499	$(5,145)	$(5,433)
Amounts not recognized:
Actuarial (gains) losses	75,468	53,689	(62)	423
Prior service cost	3,857	5,157	3	5
Transition asset	—	(304)	—	—
Prepaid (accrued) cost, net	$147,781	$139,041	$(5,204)	$(5,005)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets:

	Pension Plans		Other Postretirement Benefit Plan
($ in thousands)	2005	2004	2005	2004
Prepaid pension asset	$152,483	$143,918	$—	$—
Other accrued liabilities	(1,156)	(1,645)	(150)	(150)
Other long-term obligations	(7,648)	(6,073)	(5,054)	(4,855)
Accumulated other comprehensive loss	4,102	2,841	—	—
	$147,781	$139,041	$(5,204)	$(5,005)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31, 2005 and 2004 is shown below:

($ in thousands)	2005	2004
Projected benefit obligation	$17,830	$15,639
Accumulated benefit obligation	16,502	14,123
Fair value of plan assets	7,698	6,405

Net pension (income)/postretirement expense in 2005, 2004, and 2003 includes the following components:

	Pension Plans			Other Postretirement Benefit Plan
($ in thousands)	2005	2004	2003	2005	2004	2003
Service cost	$5,236	$5,292	$4,916	$29	$31	$39
Interest cost	11,338	11,265	10,910	318	310	317
Expected return on plan assets [1]	(25,661)	(27,051)	(26,924)	—	—	—
Amortization of unrecognized:
Transition obligation	(304)	(492)	(564)	—	—	—
Prior service cost	799	901	883	—	1	1
Recognized (gain) loss	1,125	658	(936)	—	—	—
Curtailment loss	475	—	—	—	—	—
Net (income) expense	$(6,992)	$(9,427)	$(11,715)	$347	$342	$357
Weighted-average actuarial assumptions [2]
Benefit obligation assumptions:
Discount rate	5.93%	5.94%	6.17%	6.00%	6.00%	6.25%
Rate of compensation increase	4.70%	4.83%	4.84%	—	—	—
Pension income/postretirement
expense assumptions:
Discount rate	5.94%	6.17%	6.67%	6.00%	6.25%	6.75%
Expected return on plan assets [1]	8.45%	8.70%	8.94%	—	—	—
Rate of compensation increase	4.83%	4.83%	4.84%	—	—	—

__________________
[1]	Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

[2]	During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

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

CTS´ pension plan asset allocation at December 31, 2005 and 2004, and target allocation for 2006 by asset category are as follows:

	Target Allocations	Percentage of Plan Assets at December 31,
Asset Category	2006	2005	2004
Equity securities ¹	65%	66%	58%
Debt securities	33%	32%	28%
Real estate	—%	—%	—%
Other	2%	2%	14	% ²
Total	100%	100%	100%
_____________________
[1]
Equity securities include CTS common stock in the amounts of approximately $16 million (6% of total plan assets) at December 31, 2005 and approximately $19 million (7% of total plan assets) at December 31, 2004.

[2]
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

The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2006 are $1.2 million and $0.2 million, respectively.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Pension Plans	Other Postretirement Benefit Plans
2006	$9,799	$362
2007	10,479	371
2008	11,691	378
2009	11,676	382
2010	12,402	385
Years 2011 - 2015	76,188	1,921

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee’s annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $3.3 million in 2005, and $3.0 million in each of 2004 and 2003.

NOTE I—Stock Plans

At December 31, 2005, CTS had five stock-based compensation plans: the 1988 Restricted Stock and Cash Bonus Plan (1988 Plan), the 1996 Stock Option Plan (1996 Plan), the 2001 Stock Option Plan (2001 Plan), the Nonemployee Directors’ Stock Retirement Plan (Directors’ Plan), and the 2004 Omnibus Long-Term Incentive Plan (2004 Plan). As of December 2004, additional grants can only be made under the 2004 Plan.

CTS applies the provisions of APB Opinion No. 25 in determining compensation costs for stock-based employee compensation. Stock-based compensation expense for nonemployee directors is determined in accordance with FAS No. 123, “Accounting for Stock-based Compensation,” and was approximately $0.1 million in each of 2005 and 2004, and $0.2 million in 2003.

In December 2005, CTS’ Board of Directors approved the accelerated vesting of approximately 70,000 unvested and “out-of-the-money” stock options with exercise prices ranging from $14.02 - $16.24 that were previously granted under an employee stock option plan in light of the new accounting requirements of FAS No. 123R. These options became immediately exercisable on December 31, 2005. In order to prevent unintended personal benefits to the option holders, restrictions have been imposed on any sale of any shares received from the exercise of an accelerated option prior to the original vesting date. Options held by an executive officer of CTS were included in the vesting acceleration.

CTS’ Board of Directors approved the accelerated vesting based on the belief that it was in the best interest of stockholders as it will reduce reported compensation expense in future periods. As a result of the vesting acceleration, CTS reported additional pro forma stock-based employee compensation cost, net of tax, of approximately $310,000 in the “Stock-Based Employee Compensation” section of Note A, “Summary of Accounting Policies.”

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

Options are exercisable in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. The following table summarizes the status of these plans as of December 31, 2005:

	2004 Plan	2001 Plan	1996 Plan
Awards originally available	6,500,000	2,000,000	1,200,000
Options outstanding	239,000	976,549	351,950
Restricted stock units outstanding	525,898	—	—
Awards exercisable	44,039	748,804	304,151
Awards available for grant	5,677,473	—	—

A summary of the status of stock options as of December 31, 2005, 2004, and 2003, and changes during the years ended on those dates, is presented below:

	2005		2004		2003
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	1,636,900	$16.80	1,621,925	$17.33	1,560,789	$18.74
Granted	136,600	11.11	129,900	11.74	482,600	9.52
Exercised	(29,951)	8.61	(21,000)	8.12	(244,114)	10.40
Expired or canceled	(176,050)	21.73	(93,925)	20.89	(177,350)	18.17
Outstanding at end of year	1,567,499	$15.93	1,636,900	$16.80	1,621,925	$17.33
Options exercisable at end of year	1,078,556		823,500		525,200
Weighted-average fair value of options:
Granted at market price	$6.50			$5.49		$4.84
Granted above market price	—			—		3.16
Weighted-average exercise price of options:
Granted at market price	$11.11			$11.74		$9.78
Granted above market price	—			—		7.75

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
Range of	Number	Remaining	Average	Number	Average
Exercise	Outstanding	Contractual	Exercise	Exercisable	Exercise
Prices	at 12/31/05	Life (Years)	Price	at 12/31/05	Price
$7.70 - 11.11	955,949	7.54	$9.32	485,406	$8.69
14.02 - 16.24	144,800	6.18	14.37	126,400	14.32
23.00 - 33.63	359,250	5.00	24.74	359,250	24.74
35.97 - 50.00	106,000	4.70	47.09	106,000	47.09
56.94 - 79.25	1,500	3.78	64.38	1,500	64.38

Restricted Stock Units

Restricted stock units (RSUs) entitle the holder to receive one share of common stock for each unit when the units vest. RSUs are issued to officers and key employees as compensation. Generally, the RSUs vest over a five-year period. During 2005 and 2004, CTS recorded $2.3 million and $0.8 million, respectively, of compensation expense relating to RSUs.

A summary of the status of RSUs as of December 31, 2005 and 2004, and changes during 2005 is presented below:
	Shares	Average Grant Price
RSUs outstanding at beginning of year	252,000	$11.07
Granted	384,938	11.82
Converted to common stock	(64,410)	11.48
Forfeited	(46,630)	11.86
RSUs outstanding at end of year	525,898	$11.49
RSUs exercisable at end of year	18,438

Restricted Stock

CTS’ 1988 Plan originally reserved 2,400,000 shares of CTS’ common stock for sale, at a market price or award, to key employees. Under the 1988 Plan, 56,832 shares were outstanding as of December 31, 2005. Shares sold or awarded are subject to restrictions against transfer and repurchase rights of CTS. In general, restrictions lapse at the rate of 20% per year beginning one year from the grant date. In addition, the 1988 Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale. CTS recorded expense of $0.5 million in 2005, $0.7 million in 2004, and $0.3 million in 2003, under the formula provisions of the 1988 Plan which are based on the fair market value of a share of common stock.

Stock Retirement Plan

The Directors’ Plan provides for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. The Directors’ Plan was frozen effective December 1, 2004. All future grants to nonemployee directors will be from the 2004 Plan. The amount of compensation expense under the Director’s Plan was $0.1 million in each of 2004 and 2003.

NOTE J—Income Taxes

Earnings before income taxes consist of the following:

($ in thousands)	2005	2004	2003
Domestic	$13,742	$2,921	$767
Non-U.S.	21,661	22,996	5,481
Total	$35,403	$25,917	$6,248

Significant components of income tax provision (benefit) are as follows:

($ in thousands)	2005	2004	2003
Current:
Federal	$(1,419)	$—	$(7,889)
State	631	563	165
Non-U.S.	4,818	5,245	1,084
Total current	$4,030	$5,808	$(6,640)
Deferred:
Federal	$6,332	$(3,100)	$(3,480)
State	879	1,654	(96)
Non-U.S.	1,928	1,599	3,889
Total deferred	9,139	153	313
Total expense (benefit) for income taxes	$13,169	$5,961	$(6,327)

Significant components of CTS’ deferred tax liabilities and assets at December 31, 2005 and 2004 are:

($ in thousands)	2005	2004
Pension	$56,367	$51,138
Other	8,007	6,926
Gross deferred tax liabilities	64,374	58,064
Fixed assets	—	3,764
Postretirement benefits	1,821	1,752
Inventory items	1,419	1,671
Loss carryforwards	80,778	71,925
Credit carryforwards	7,826	4,941
Nondeductible accruals	7,507	6,824
Research expenditures	5,974	7,090
Other	2,640	2,015
Gross deferred tax assets	107,965	99,982
Net deferred tax assets	43,591	41,918
Deferred tax asset valuation allowance	(17,133)	(13,771)
Total	$26,458	$28,147

During 2005, the Company increased its net deferred tax assets by $6.5 million related to SMTEK’s net deferred tax assets at the date of the acquisition. At each reporting period, the Company assesses the ultimate realizability of its net deferred tax assets, including deferred tax assets associated with accumulated net operating losses in the various jurisdictions in which it operates. In assessing the ultimate realizability of its net deferred tax assets, the Company considers its past performance, available tax strategies, and expected future taxable income during the tax loss and credit carryforward periods.

Generally, the Company assesses that it is more likely than not its net tax assets will be realized during the available carryforward periods. The Company has determined, however, that a valuation allowance of $17.1 million should be provided for certain deferred tax assets. The $3.3 million increase in the valuation allowance from December 31, 2004 to 2005 is due to an increase in the valuation allowance related to foreign tax credits of $2.2 million, state net operating loss and credit carryforwards of $1.0 million, and net operating loss carryforwards in a foreign jurisdiction of $0.1 million . As of December 31, 2005, the $17.1 million valuation allowance includes $8.6 million for state net operating loss and credit carryforwards, $2.2 million in foreign tax credit carryforwards, and $3.6 million and $2.7 million related to net operating loss carryforwards and other deductible temporary differences, respectively, in a foreign jurisdiction.

The Company’s U.S. deferred tax assets of $60.9 million relate to U.S. net operating loss carryforwards that expire in 2021 through 2024. The Company has foreign deferred tax assets of $6.1 million related to foreign net operating loss carryforwards that expire in 2007 through 2010.

The overall effective income tax rate (expressed as a percentage of income before income taxes) varied from the U.S. statutory income tax rate as follows:

	2005	2004	2003
Taxes at the U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	1.6%	5.6%	0.7%
Non-U.S. income taxed at rates different than the U.S. statutory rate	-8.0%	-11.3%	-2.0%
Tax exempt earnings	-0.4%	-0.5%	-3.4%
Utilization of foreign NOL	—	-2.3%	—
Benefit of scheduled tax credits	-4.1%	-4.0%	-6.1%
Other	0.9%	0.5%	0.8%
Tax rate before the benefit of reversal of reserves and HIA dividend	25.0%	23.0%	25.0%
Tax benefit, reversal of reserves	-4.7%	—	-126.3%
Tax expense, HIA dividend income	16.9%	—	0.0%
Effective income tax rate	37.2%	23.0%	-101.3%

During 2005, the Company recorded a tax benefit of $1.7 million resulting from the reversal of reserves that were no longer required following the successful resolution of tax issues in certain jurisdictions. CTS’ tax rate before the benefit of reversal of reserves and expense of HIA dividend increased from 23% to 25%. This higher tax rate reflects the increased profits being reported in the U.S. and the decreased profits being reported in some of the lower-tax foreign jurisdictions.

In certain taxing jurisdictions, CTS business operations continue to qualify for income tax holidays. As a result, certain earnings of CTS are subject to tax at reduced rates for specified periods of time. These tax holidays, unless extended, are scheduled to expire in 2009-2012.

At December 31, 2005, no provision had been made for U.S. federal and state income taxes on approximately $121 million of foreign earnings, which are expected to be reinvested outside of the United States indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to a possible adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical because of the complexities associated with the related calculation.

In October 2004, the American Jobs Creation Act of 2004 (Jobs Act) was signed into law. The Jobs Act provides certain domestic companies a temporary incentive to repatriate, during 2005, previously undistributed earnings abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. To qualify, the repatriated earnings must be reinvested in the United States pursuant to a domestic reinvestment plan(s) established by the Company’s chief executive officer and subsequently approved by the Company’s board of directors. In 2005, CTS’ Board of Directors approved two domestic reinvestment plans (the Plans), authorizing the Company to receive cash dividends of up to $84 million during 2005. The Company did receive dividends of $77 million under the Plans from certain foreign subsidiaries during 2005 and, accordingly, the Company recorded the related tax expense of approximately $6.0 million.

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

NOTE L—Treasury Stock

Common stock held in treasury at December 31, 2005 totaled 17,717,657 shares with a cost of $267.1 million, compared to 16,757,907 shares with a cost of $255.8 million at December 31, 2004.

In November 2005, CTS’ Board of Directors authorized a program to repurchase up to one million shares of CTS common stock. The authorization expires June 30, 2007. The previously authorized one million share repurchase program dated July 2004 was completed in the fourth quarter of 2005. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2005, CTS repurchased 956,400 shares of common stock at a total cost of $11.3 million. At December 31, 2005, CTS was authorized to repurchase approximately 860,600 additional shares.

NOTE M—Business Segments

FAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires companies to provide certain information about their operating segments. CTS has two reportable business segments: 1) Electronics Manufacturing Services (EMS) and 2) Components and Sensors.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. Additionally for some customers CTS provides full turnkey manufacturing and completion including design, bill-of-material, management, logistics, and repair.

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon operating earnings before interest and income taxes.

Summarized financial information concerning CTS’ reportable segments is shown in the following table:

($ in thousands)	Components & Sensors		EMS	Total
2005
Net sales to external customers	$253,026		$364,458	$617,484
Segment operating earnings	30,227	[1]	10,112	40,339
Total assets	373,131		160,806	533,937
Depreciation and amortization	20,410		6,649	27,059
Capital expenditures	9,165		5,844	15,009

2004
Net sales to external customers	$260,982		$270,334	$531,316
Segment operating earnings	23,311	[1]	7,817	31,128
Total assets	422,420		99,757	522,177
Depreciation and amortization	22,562		3,520	26,082
Capital expenditures	9,824		2,887	12,711

2003
Net sales to external customers	$252,911		$210,076	$462,987
Segment operating earnings	7,394		10,985	18,379
Total assets	398,791		83,459	482,250
Depreciation and amortization	30,412		3,193	33,605
Capital expenditures	8,091		953	9,044
___________________
1 Includes $3.1 million and $3.9 million of gain on asset sales in 2005 and 2004, respectively.

Reconciling information between reportable segments’ operating earnings and CTS’ consolidated pre-tax income is shown in the following table:

($ in thousands)	2005	2004	2003
Total segment operating earnings	$40,339	$31,128	$18,379
Interest expense	(5,902)	(5,535)	(7,688)
Interest income	1,300	922	357
Other income (expense)	(334)	(598)	(237)
Asset impairment charge - Components and Sensors	—	—	(4,563)
Earnings before income taxes	$35,403	$25,917	$6,248

Financial information relating to CTS’ operations by geographic area was as follows:

($ in thousands)	2005	2004	2003
Net Sales
United States	$278,397	$197,557	$186,675
Singapore	143,815	66,989	15,244
United Kingdom	87,411	122,129	127,522
China	66,528	105,196	96,492
Canada	27,303	28,468	27,535
Other non-U.S.	14,030	10,977	9,519
Consolidated net sales	$617,484	$531,316	$462,987

Sales are attributed to countries based upon the origin of the sale.

($ in thousands)	2005	2004	2003
Long-Lived Assets
United States	$38,510	$42,016	$48,680
China	37,254	40,659	43,220
United Kingdom	16,493	14,990	17,667
Singapore	7,550	7,319	8,077
Canada	5,545	5,292	3,127
Taiwan	1,880	2,008	19,098
Other non-U.S	2,444	211	195
Consolidated long-lived assets	$109,676	$112,495	$140,064

The EMS business segment revenues from Hewlett-Packard represented $173.3 million, or 48%, $177.3 million, or 66%, and $151.8 million, or 72%, of the segment’s revenue for the years ended December 31, 2005, 2004, and 2003, respectively. EMS business segment revenues from Motorola were $40.3 million, or 11%, $60.9 million, or 23%, and $40.2 million, or 19%, of the segment’s revenue for the year ended December 31, 2005, 2004, and 2003, respectively.

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

NOTE O—Leases

CTS incurred approximately $8.1 million of rent expense in 2005, $7.1 million in 2004, and $6.8 million in 2003. The future minimum lease payments under the Company’s operating leases are $3.4 million in 2006, $3.2 million in 2007, $2.5 million in 2008, $2.5 million in 2009, $1.7 million in 2010, and $5.3 million thereafter.

NOTE P - Asset Impairment Charge

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

NOTE Q - Subsequent Event

In January 2006, CTS announced that it intends to consolidate its Berne Indiana manufacturing operations into three of its other existing facilities. The consolidation is expected to be largely completed in the second half of 2006 and is estimated to result in pre-tax restructuring charge and related costs of approximately $4.5 million - 5.0 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of CTS Corporation

We have audited the accompanying consolidated balance sheet of CTS Corporation and Subsidiaries (“the Company”) as of December 31, 2005, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for the year then ended. We have also audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and the receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of, and conclusion on, the effectiveness of internal control over financial reporting did not include an assessment of the effectiveness of internal controls over financial reporting of SMTEK International Inc. (“SMTEK”). SMTEK was acquired January 31, 2005, and has been included in the consolidated financial statements of the Company since that date. SMTEK constituted approximately nine percent of total and net assets (excluding goodwill and intangible assets) as of December 31, 2005, and approximately nineteen percent and thirty-nine percent of revenues and net earnings, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal controls over financial reporting of SMTEK.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited Schedule II of the Company for the year ended December 31, 2005. In our opinion, this Schedule presents fairly, in all material respects, the information required to set forth therein.

GRANT THORNTON LLP

By:	/s/ Grant Thornton LLP
Chicago, Illinois February 23, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of CTS Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of CTS Corporation and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Indianapolis, Indiana
March 3, 2005

Shareholder Information
(In thousands of dollars except per share data)

Quarterly Results of Operations
(Unaudited)

	Net	Gross	Operating	Net
	Sales	Margins	Earnings	Earnings
2005
4th quarter [1]	$154,598	$32,922	$15,143	$8,575
3rd quarter	149,210	28,986	9,204	6,330
2nd quarter [2]	158,346	32,292	10,321	3,942
1st quarter	155,330	28,215	5,671	3,387
	$617,484	$122,415	$40,339	$22,234
2004
4th quarter	$142,496	$29,918	$9,737	$6,618
3rd quarter	129,049	26,312	5,854	3,921
2nd quarter [3]	137,624	28,917	10,628	6,897
1st quarter	122,147	24,609	4,909	2,520
	$531,316	$109,756	$31,128	$19,956

Per Share Data
(Unaudited)
				Net Earnings
	High [4]	Low [4]	Dividends Declared	Basic	Diluted
2005
4th quarter [1]	$12.53	$10.91	$0.03	$0.24	$0.22
3rd quarter	13.40	11.15	0.03	0.17	0.16
2nd quarter [2]	13.16	10.13	0.03	0.11	0.10
1st quarter	14.10	11.29	0.03	0.09	0.09
			$0.12	$0.61	$0.57

2004
4th quarter	$13.92	$11.95	$0.03	$0.18	$0.17
3rd quarter	12.99	10.10	0.03	0.11	0.10
2nd quarter [3]	14.80	9.90	0.03	0.19	0.18
1st quarter	15.85	11.60	0.03	0.07	0.07
			$0.12	$0.56	$0.53
___________________
[1]
The fourth quarter of 2005 includes $1.5 million, or $0.03 per diluted share, of tax expense relating to the repatriation of foreign cash to the United States under the provisions of the American Jobs Creation Act of 2004 and $0.7 million of tax expense, or $0.02 per diluted share, relating to an increase in the tax rate before the benefit of reversal of reserves and HIA dividends from 23% to 25%.

[2]
The second quarter of 2005 includes $4.5 million, or $0.11 per diluted share, of tax expense relating to the repatriation of foreign cash to the United States under the provisions of the American Jobs Creation Act of 2004 and $1.7 million of tax benefit, or $0.04 per diluted share, relating to the reversal of income tax reserves due to the successful resolution of tax issues in certain foreign jurisdictions.

[3]	The second quarter of 2004 includes a gain on the sale of excess land located near CTS’ Canadian facility of approximately $2.7 million pre-tax, $2.1 million after-tax, or $0.05 per diluted share.

[4]	The market prices of CTS common stock presented reflect the highest and lowest sales prices on the New York Stock Exchange for each quarter of the last two years.

Five-Year Summary
(In thousands of dollars except per share and other data)
	2005	% of Sales	2004	% of Sales	2003	% of Sales	2002	% of Sales	2001	% of Sales
Summary of Operations
Net sales	$617,484	100.0	$531,316	100.0	$462,987	100.0	$457,804	100.0	$577,654	100.0
Cost of goods sold	495,069	80.2	421,560	79.3	366,275	79.1	366,775	80.1	466,363	80.7
Selling, general and administrative expenses	64,606	10.5	61,174	11.5	54,390	11.8	59,467	13.0	80,214	13.9
Research and development expenses	17,092	2.8	19,063	3.6	21,476	4.6	24,118	5.3	32,762	5.7
Amortization of intangible assets	3,443	0.5	2,311	0.4	2,467	0.5	3,870	0.8	6,765	1.2
Gain on asset sales	(3,065)	(0.5)	(3,920)	(0.7)	—	—	—	—	—	—
Restructuring and impairment charges	—	—	—	—	4,563	1.0	18,343	4.0	40,039	6.9
Operating earnings (loss)	40,339	6.5	31,128	5.9	13,816	3.0	(14,769)	(3.2)	(48,489)	(8.4)
Other expense—net	(4,936)	(0.8)	(5,211)	(1.0)	(7,568)	(1.6)	(9,031)	(2.0)	(12,002)	(2.1)
Earnings (loss) before income taxes	35,403	5.7	25,917	4.9	6,248	1.4	(23,800)	(5.2)	(60,491)	(10.5)
Income tax expense (benefit)	13,169	2.1	5,961	1.1	(6,327)	(1.3)	(5,950)	(1.3)	(15,116)	(2.6)
Net earnings (loss)	22,234	3.6	19,956	3.8	12,575	2.7	(17,850)	(3.9)	(45,375)	(7.9)
Retained earnings—beginning of year	279,064		263,430		255,085		276,988		325,850
Dividends declared	(4,342)		(4,322)		(4,230)		(4,053)		(3,487)
Retained earnings—end of year	$296,956		$279,064		$263,430		$255,085		$276,988
Net earnings (loss) per share:
Basic:	$0.61		$0.56		$0.36		$(0.54)		$(1.61)
Diluted:	$0.57		$0.53		$0.36		$(0.54)		$(1.61)
Average basic shares outstanding (000’s)	36,307		35,910		34,723		33,148		28,231
Average diluted shares outstanding (000’s)	40,960		38,893		34,989		33,148		28,231
Cash dividends per share	$0.12		$0.12		$0.12		$0.12		$0.12
Capital expenditures	15,099		12,711		9,044		12,833		77,654
Depreciation and amortization	27,059		26,082		33,605		43,373		51,674
Financial Position at Year End
Current assets	$180,674		$204,146		$164,766		$152,334		$200,674
Current liabilities	119,933		102,961		95,689		134,556		153,857
Current ratio	1.5 to 1		2.0 to 1		1.7 to 1		1.1 to 1		1.3 to 1
Working capital	$60,741		$101,185		$69,077		$17,778		$46,817
Inventories	60,564		42,734		31,925		36,262		50,149
Property, plant and equipment —net	109,676		112,495		122,481		148,632		191,958
Total assets	533,936		522,177		482,250		490,032		567,931
Short-term notes payable	13,299		3,311		—		—		—
Long-term debt	68,457		94,150		75,880		67,000		125,013
Long-term obligations, including long-term debt	84,432		105,669		87,013		78,501		132,287
Shareholders’ equity	329,571		310,704		294,191		265,020		242,873
Common shares outstanding (000’s)	35,859		35,909		36,067		34,101		30,902
Equity (book value) per share	$9.19		$8.65		$8.16		$7.77		$7.86
Other Data
Stock price range	$14.10- 10.13		$15.85-9.90		$14.94-4.90		$19.56-3.65		$47.88 -13.49
Number of employees	4,902		4,487		5,041		5,313		5,837
Number of shareholders at year-end	1,683		1,628		1,527		1,585		1,549