Form 10-K, Exhibit 13
period 2006-12-31
CTS CORP
filed 2007-05-15
CIK 26058

2 cts corporation

EXHIBIT (13)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (2004-2006)
Overview
CTS is a global manufacturer of components and sensors used primarily in the automotive, communications, and computer markets. The Company also provides electronic manufacturing solutions, including design and supply chain management functions, primarily serving the communications, computer, industrial, medical, and defense and aerospace markets under contract arrangements with the original equipment manufacturers (OEMs). Sales and marketing are accomplished through CTS sales engineers, independent manufacturers’ representatives, and distributors.
Total sales in 2006 of $655.6 million were reported through two segments, Electronics Manufacturing Services (EMS) and Components and Sensors, which represented 58.8% and 41.2% of CTS’ total sales in 2006, respectively. In 2005, EMS contributed 59.0% of total sales while Components and Sensors contributed 41.0% of total sales.
In 2006, the Company experienced a year-over-year sales increase and improved net earnings from 2005. During this period, the Company continued to focus on three key priorities: (1) improving profitability concurrently with growing sales; (2) strengthening the balance sheet; and (3) developing new sources of revenue to drive future growth. During 2006, CTS continued to see growth in certain of its existing served markets, as well as new business awards from existing and new customers.
As discussed in more detail throughout the MD&A:

•	CTS’ revenues increased 6.2% during 2006 compared to 2005, following 16.2% sales growth in 2005 compared to 2004. The sales increase in 2005 was partially driven by acquisition of the SMTEK business. Sales in the Components and Sensors segment increased by 6.7% driven by growth in automotive product sales, while the EMS segment increased by 5.8% due to higher sales into the communication, medical, and defense and aerospace markets, partially offset by decreased sales into the computer market.

•	Gross margins in 2006 increased $0.6 million from 2005 due to higher sales volume, partially offset by operational inefficiencies in both segments. Gross margins as a percent of sales were 18.4% in 2006 compared to 19.5% in 2005. Within the Components and Sensors segment, margins were unfavorably impacted primarily by automotive launch-related costs for certain new products, commodity price increases and restructuring-related costs. Within the EMS segment, margins were unfavorably impacted by expenses incurred for a new customer start-up, excessive freight costs, labor inefficiencies and pricing pressures.

•	Selling, general and administrative and research and development expenses decreased as a percent of sales to 13.2% in 2006 from 13.8% in 2005. During 2006, expenses increased due to CTS’ adoption of the provisions of FAS No. 123(R), “Share- Based Payment”, which required CTS to recognize the expense related to the fair value of equity-based compensation awards. Nevertheless, by continuing to leverage selling, general and administrative and research and development expenses, the Company was more than able to offset the increase.

•	Operating earnings decreased to $32.8 million in 2006 from $37.9 million in 2005. The 2006 operating earnings included $4.3 million of restructuring and restructuring-related charges associated with the consolidation of the Berne, Indiana operation and the further impairment of an idle facility lease.

•	Net earnings increased to $24.2 million in 2006 from $20.8 million in 2005. In 2006, net earnings included a net impact of $3.4 million, or $0.08 per share, for restructuring and restructuring-related charges. In 2005, income tax expense included a net unfavorable impact of $4.3 million, or $0.10 per share, consisting of $6.0 million of expense relating to the repatriation of foreign cash to the United States under the provisions of the American Jobs Creation Act of 2004 and a $1.7 million benefit relating to the reversal of income tax reserves due to the successful resolution of tax issues in certain foreign jurisdictions.

•	Excluding the restructuring and restructuring-related charges in 2006, and excluding the impact of the tax repatriation and reversal of reserves, and the gain on sale of excess equipment related to the divestiture of the Low Temperature Co-fired Ceramics (LTCC) business in 2005, the adjusted earnings per share, diluted was $0.71 in 2006 and $0.61 in 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (2004-2006)
(continued)

cts corporation 3

The following table provides a reconciliation of Earnings Per Share, diluted to Adjusted Earnings Per Share, diluted

	Year Ending December 31,
		2005
	2006	(as restated)

Earnings per share — diluted	$0.63	$0.53
Tax affected charges (credits) to reported earnings per share:
• Restructuring and restructuring-related charges	0.08
• Gain on sale of excess equipment less LTCC severance		(0.02)
• Impact of tax repatriation & reversal of tax reserves		0.10

Total tax affected adjustments to reported earnings per share	0.08	0.08

Adjusted earnings per share — diluted	$0.71	$0.61

Adjusted earnings per share, diluted is a non-GAAP financial measure. The most directly comparable GAAP financial measure is earnings per share, diluted. CTS calculates adjusted earnings per share, diluted to exclude the per share impact of restructuring-related charges and certain other unusual charges or gains. We exclude these items because they are discrete events that significantly impact comparable GAAP financial measures and could distort an evaluation of our normal operating performance. CTS used adjusted earnings per share, diluted to evaluate overall performance, establish plans and perform strategic analyses. Using adjusted earnings per share, diluted avoids distortion in the evaluation of operating results by eliminating the impact of events that are not related to normal operating performance. Because adjusted earnings per share, diluted is based on the exclusion of specific items, it may not be comparable to measures used by other companies which have similar titles. CTS’ management compensates for this limitation when performing peer comparisons by evaluating both GAAP and non-GAAP financial measures reported by peer companies. CTS believes that adjusted earnings per share, diluted is useful to its management, investors and stakeholders in that it:

–	provides a truer measure of CTS’ operating performance,

–	reflects the results used by management in making decisions about the business, and

–	helps review and project CTS’ performance over time.
We recommend that investors consider both actual and adjusted earnings per share, diluted in evaluating the performance of CTS with peer companies.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (2004-2006)
(continued)

4 cts corporation

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
Goodwill is measured as the excess of cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. CTS performs goodwill impairment tests at least on an annual basis. CTS had goodwill of $24.7 million at December 31, 2006 and December 31, 2005.
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
No valuation allowance was recorded in 2006 against the U.S. federal net deferred tax assets including the U.S. federal net operating loss carryforward asset of $56 million expiring in 2021-2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2005 through 2013. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product lines consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company will more likely than not realize the benefits of its U.S. net deferred tax assets.
The annual effective income tax rate is based on CTS’ current legal organization and forecasted earnings in the various taxing jurisdictions in which the Company operates. Changes in CTS’ legal organization, the amount or the location of global earnings could impact its future effective income tax rate. In 2006, CTS’ effective tax rate decreased from 24.1% to 21.1% as a result of increased profits being reported in lower taxed jurisdictions and decreased profits being reported in the U.S.
Retirement Plans
Actuarial assumptions are used in determining pension income and expense and the pension benefit obligation. CTS, after considering the recommendations of its actuaries, assumes a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining its annual pension income and expense and the projected benefit obligation. Experience gains/losses arising from any variance between the expected rate of return of plan assets and the actual results are amortized over periods ranging from five to 13 years. During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material affect on CTS’ results of operations in future years.
For 2006, CTS had a weighted-average discount rate of 5.92% for pension income and expense. The discount rate on its domestic plans was 6.0% at January 1, 2007. The range of discount rates utilized by its foreign plans was decreased from 3.5%-5.2% in 2006 to 2.5%-5.2% in 2007. Additionally, CTS moved to a more conservative mortality table, in 2006, that is more reflective of the longer lives the assets will be required to support and continues to use that new table.
The expected return on domestic plan assets at January 1, 2007 remained at 8.50% and the range of expected returns on foreign plan assets stayed the same, at 2.50%-7.00%. CTS expects these changes in actuarial assumptions will reduce 2007 consolidated pension income by approximately $1 million.
Equity-Based Compensation
Effective January 1, 2006, CTS adopted the provisions of FAS No. 123(R) that required CTS to recognize the expense related to the fair value of equity-based compensation awards in the Consolidated Statement of Earnings. CTS elected to follow the modified prospective transition method allowed by FAS No. 123(R), and therefore, only applied the provisions of FAS No. 123(R) to awards modified or granted after January 1, 2006. In addition, for awards that were unvested as of January 1, 2006, CTS is recognizing compensation expense in the Consolidated Statement of Earnings over the remaining vesting period. Prior to January 1, 2006, CTS accounted for equity-based compensation using the intrinsic value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (2004-2006)
(continued)

cts corporation 5

FAS No. 123(R) requires companies to estimate the fair value of equity-based awards on the date of grant using an option-pricing model. CTS uses the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of the Company’s common stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statement of Earnings. CTS’ stock options primarily have a graded-vesting schedule. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.
Results of Operations
Segment Discussion
Refer to “Note N — Segments,” for a description of the Company’s segments.
The following table summarizes net sales and operating earnings by segment:

		Components
($ in thousands)	EMS	& Sensors	Total

2006
Net sales to external customers	$385,744	$269,870	$655,614
Segment operating earnings	$6,179	$30,963	$37,142
% of segment sales	1.6%	11.5%	5.7%

2005 (as restated)
Net sales to external customers	$364,458	$253,026	$617,484
Segment operating earnings	$7,705	$30,227 (1)	$37,932
% of segment sales	2.1%	11.9%	6.1%

2004
Net sales to external customers	$270,334	$260,982	$531,316
Segment operating earnings	$7,817	$23,311 (2)	$31,128
% of segment sales	2.9%	8.9%	5.9%

(1)	Includes $3.1 million of gain on sale of excess equipment and disposition of LTCC assets.

(2)	Includes a $3.9 million of gain on asset sales, of which, $2.7 million relates to the sale of excess land in Canada.
Components and Sensors Segment Discussion
Sales in the Components and Sensors segment in 2006 increased $16.8 million, or 6.7%, from 2005. The increase was primarily due to higher sales of automotive products of $19.0 million, higher sales of communication infrastructure products of $7.4 million, and increases in other electronic component sales, offset by lower sales into mobile handset applications of $8.4 million as CTS continued to de-emphasize sales of these products, and the reduction of sales associated with the divestiture of the Low Temperature Co-fired Ceramic (LTCC) business in 2005.
Segment operating earnings increased by $0.7 million, or 2.4%, from the prior year. Major drivers in the year-over-year increase were the margin contribution from the higher sales volume, operational savings related to the divestiture of the LTCC business in 2005, a year-over-year reduction in severance expenses, a favorable insurance claim settlement taken in the first quarter of 2006, higher royalties, and a gain on the sale/leaseback of an Albuquerque building. Operating earnings were unfavorably impacted by automotive launch-related costs for certain new products, increased expenses related to recognizing the fair value of equity-based compensation, lower pension income and commodity price increases.
In 2006, CTS recorded pension income of $4.0 million, including $0.3 million of pension curtailment losses included in the restructuring charges that are associated with the Berne, Indiana consolidation, compared to $7.0 million of pension income recorded in 2005. The pension income results primarily from U.S. pension plans that have assets in excess of projected benefit obligations. The primary factors contributing to the decrease in pension income were lower expected returns on the plan assets, the recognition of prior years’ investment losses, and other actuarial losses.
The Components and Sensors segment sales in 2005 decreased $8.0 million, or 3.0%, from 2004. The decrease was primarily due to lower sales into mobile handset applications of $20.8 million as CTS continued to de-emphasize sales of these products. This decrease was partially offset by increased demand for automotive sensor products of $11.8 million and communication infrastructure products of $3.7 million.
Despite a sales decrease in 2005, segment operating earnings improved by $6.9 million, or 29.7%, from 2004. The primary driver in the year-over-year earnings improvement was the impact of favorable product mix of approximately $4.9 million as sales volume shifted from the less profitable handset applications into the more profitable communication infrastructure products and automotive markets. Gross margin improvement also reflects savings related to personnel reductions and lower depreciation expenses due to a lower level of capital expenditures in recent years versus high levels of

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (2004-2006)
(continued)

6 cts corporation

capital expenditures in the preceding years. The segment operating earnings also included a $3.1 million gain on the sale of excess equipment and the disposition of LTCC assets. Selling, general and administrative expenses decreased by $2.2 million in 2005 compared to 2004, mainly as a result of savings related to personnel reductions and professional services. Research and development expenses decreased $2.0 million in 2005 compared to 2004, as a result of a decrease in product launch costs and lower professional services related to consultation on new product development. These favorable factors were partially offset by the unfavorable volume impact of $2.7 million and a reduction to pension income of $2.4 million.
Electronic Manufacturing Services Segment Discussion
EMS segment sales in 2006 increased $21.3 million, or 5.8%, from the prior year. The increase was driven by higher sales into the communication, defense and aerospace, and medical markets, offset by lower sales into the computer market.
The segment operating earnings of $6.2 million decreased $1.5 million, or 19.8%, from the prior year. Earnings were unfavorably impacted primarily by lower margins related to expenses incurred for a new customer start-up, excessive freight costs, labor inefficiencies and pricing pressures. During 2006, earnings were also impacted by the adverse effects of foreign exchange rate changes and higher salaries and fringes, partially offset by higher sales volume.
CTS’ earnings are subject to fluctuations of foreign currency exchange rates. For 2006, the impact of foreign exchange rates negatively impacted the operating earnings in the EMS segment by approximately $2.1 million, primarily due to the weakening of the U.S. dollar against the Singapore dollar and against the British pound.
EMS segment sales in 2005 increased $94.1 million, or 34.8%, from 2004. The revenue increase included sales from the acquired SMTEK business of $100.4 million and a $14.5 million increase in new customer sales, partially offset by a $20.5 million decrease in sales for communications infrastructure applications.
The 2005 segment operating earnings of $7.7 million decreased slightly by $0.1 million, or 1.4%, from $7.8 million the prior year. Higher gross margins were partially offset by an incremental increase in expenses related to the SMTEK business acquisition and integration.
Sales in Geographic Regions
CTS’ sales in 2006 decreased in the Americas to 49% from 53%. CTS has continued its expansion into the Asia-Pacific markets, increasing total net sales in this region by $34.7 million to $247.6 million, up 16.0% from 2005. The Asia-Pacific region accounted for 38% of CTS sales in 2006. Sales in Europe were unchanged at 13% in both 2006 and 2005. The following table presents the percentage of net sales into each geographic region within each segment and consolidated:

	Components & Sensors			EMS			Consolidated Total

Geographic Region	2006	2005	2004	2006	2005	2004	2006	2005	2004

Americas	51%	61%	56%	48%	47%	34%	49%	53%	45%
Europe	23%	20%	17%	6%	7%	20%	13%	13%	19%
Asia-Pacific	26%	19%	27%	46%	46%	46%	38%	34%	36%

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Discussion — Most Recent Three Years
The following table highlights significant information from CTS’ consolidated results of operations during the past three years:

	Year Ended December 31,
		2005
(In thousands of dollars)	2006	(as restated)	2004

Net sales	$655,614	$617,484	$531,316
Cost of goods sold	534,784	497,270	421,560
Gross margin	120,830	120,214	109,756
% of net sales	18.4%	19.5%	20.7%
Selling, general and administrative expenses	70,913	68,255	63,485
% of net sales	10.8%	11.1%	11.9%
Research and development expenses	15,873	17,092	19,063
% of net sales	2.4%	2.8%	3.6%
Gain on asset sales	(2,142)	(3,065)	(3,920)
Restructuring and impairment charges	3,368	—	—
Operating earnings	32,818	37,932	31,128
% of net sales	5.0%	6.1%	5.9%
Interest expense	3,654	5,902	5,535
Other income	(1,502)	(966)	(324)
Earnings before income taxes	30,666	32,996	25,917
Income tax expense	6,469	12,240 (2)	5,961
Net earnings	$24,197 (1)	$20,756	$19,956
% of net sales	3.7%	3.4%	3.8%
Diluted earnings per share	$0.63 (1)	$0.53 (2)	$0.53

(1)	Net earnings and diluted earnings per share include a net impact of $3.4 million, or $0.08 per diluted share, related to restructuring and restructuring-related charges associated with the consolidation of the Berne, Indiana operations and the further impairment of an idle facility lease.

(2)	Income tax expense and diluted earnings per share include a net impact of $4.3 million, or $0.10 per diluted share, respectively, consisting of $6.0 million of expense relating to the repatriation of foreign cash to the United States under the provisions of the American Jobs Creation Act of 2004 and a $1.7 million benefit relating to the reversal of income tax reserves due to the successful resolution of tax issues in certain foreign jurisdictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (2004-2006)
(continued)

cts corporation 7

Net sales increased $38.1 million in 2006, or 6.2%, from prior year, primarily due to the EMS sales increase of $21.3 million and the increased sale of automotive products of $19.0 million. The EMS sales increase related to growth in the communication, defense and aerospace, and medical markets, partially offset by the decrease in the computer market. In addition to the growth of automotive product sales in the Components and Sensors segment, sales into the communication infrastructure applications increased by $7.4 million, sales of electronic components increased by approximately $4.1 million, partially offset by lower sales into the mobile handset applications of $8.4 million as CTS continued to de-emphasize these products.
Net sales increased $86.2 million in 2005, or 16.2%, from 2004, primarily due to the EMS increase of $94.1 million. The EMS sales increase related to the acquired SMTEK business of $100.4 million and other new EMS customer sales, partially offset by the decrease in sales for communications infrastructure applications and data storage. In addition, Components and Sensors sales decreased $8.0 million, due to lower sales into mobile handset applications as CTS continued to de-emphasize these products, partially offset by increased demand for the automotive sensor products and communication infrastructure products.
The Company’s 15 largest customers represented 61% of net sales in 2006, unchanged from 61% in 2005 and lower than the 69% in 2004. CTS continues its efforts to broaden its business base with expansion into the defense and aerospace and medical markets in the EMS segment, and the diversification of automotive and wireless infrastructure product offerings in the Component and Sensors segment. Sales to Hewlett-Packard Company represented 22% of net sales in 2006, 28% of net sales in 2005 and 33% of net sales in 2004. Sales to Motorola, Inc. were less than 10% of net sales in both 2006 and 2005 and 13% of net sales in 2004.
CTS’ products are usually priced with consideration to expected or required profit margins, customer expectations and market competition. Pricing for most of CTS’ Components and Sensors and EMS products generally decrease over time and also fluctuate in accordance with total industry utilization of manufacturing capacity. In both CTS segments, nominal annual price reductions are in the single-digit range, which is typical of the industry. CTS continues to work on cost reductions to offset the negative price impact on profit margin.
Gross margins in 2006 increased $0.6 million from 2005 due to higher sales volume, partially offset by operational inefficiencies in both segments. Gross margins as a percent of sales were 18.4% in 2006 compared to 19.5% in 2005. Within the Components and Sensors segment, margins were unfavorably impacted primarily by automotive launch-related costs for certain new products, commodity price increases and restructuring-related costs. Within the EMS segment, margins were unfavorably impacted by expenses incurred for a new customer start-up, excessive freight costs, labor inefficiencies and pricing pressures.
In 2005, gross margin increased by $10.5 million, or 9.5%, from the prior year, primarily due to higher sales of $86.2 million. Gross margin as a percent of sales improved within both segments. However, CTS’ total gross margin percentage decreased to 19.5% of sales in 2005 from 20.7% in 2004. This decrease was driven by a higher proportion of EMS segment sales, contributing 59.0% of total sales in 2005 compared to 50.9% in 2004. The EMS segment sales have an inherently lower gross margin percentage than the Components and Sensors segment sales.
Selling, general and administrative expenses as a percentage of sales decreased to 10.8% in 2006 from 11.1% in the prior year. The selling, general and administrative expense increased $2.7 million, primarily driven by an increase in expenses due to CTS’ adoption of the provisions of FAS No. 123(R), which required CTS to recognize the expense related to the fair value of equity-based compensation awards, increases in salaries and fringes, and lower pension income, partially offset by a favorable insurance claim settlement recorded in 2006.
As a result of adopting FAS No. 123(R), CTS has included additional compensation expense relating to stock option awards to employees in its operating earnings, earnings before income taxes, net income, and earnings per share. The impact of this incremental expense, for the year ended December 31, 2006 is shown in the following table:

Year Ended
December 31,
($ in thousands, except per share amounts)	2006

Impact of adopting FAS No. 123(R) on:
Operating earnings	$988
Earnings before income taxes	988
Net earnings	592
Net earnings per share:
Basic	$0.02
Diluted	$0.01

Selling, general and administrative expenses as a percentage of sales decreased to 11.1% in 2005 from 11.9% in 2004, as the Company was able to effectively control spending in this area and leverage the higher sales. The total CTS selling, general and administrative expense increased only $4.8 million, despite the $7.4 million incremental increase related to the SMTEK business acquisition and integration. CTS was able to offset a portion of the SMTEK increase with savings related to personnel reductions and lower spending on

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (2004-2006)
(continued)

8 cts corporation

professional services, as discussed in the Components and Sensor segment discussion.
Research and development expenses were $15.9 million in 2006 versus $17.1 million in 2005 and $19.1 million in 2004. The reductions in research and development spending reflect organizational consolidations from restructuring-related activities, personnel savings for actions taken in 2005 and a decrease in product launch costs. Ongoing research and development activities continue in the Components and Sensors segment, particularly for automotive products in support of growth initiatives. CTS’ research and development investment is primarily focused on expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS segment are typically very low.
Operating earnings in 2006 decreased to $32.8 million, or 5.0% of sales, from $37.9 million, or 6.1% of sales, in 2005. Operating earnings were adversely impacted by $3.9 million of expenses from restructuring and restructuring-related charges associated with the consolidation of CTS’ Berne, Indiana manufacturing operations and $0.4 million of restructuring charge for CTS’ revised estimate of fair value of the remaining net liability of the operating lease for an idle facility. These expenses were partially offset by a $0.7 million pre-tax gain for the sale/leaseback of the Albuquerque building.
Operating earnings in 2005 increased to $37.9 million, or 6.1% of sales, from $31.1 million, or 5.9% of sales, in 2004. Favorable changes contributing to the margin improvement were the gross margin increase and favorable operating expense reductions, as discussed above, partially offset by the incremental impact on spending related to the SMTEK business acquisition. Operating earnings in 2005 included a gain on asset sales of $3.1 million.
Interest expense decreased $2.2 million, to $3.7 million in 2006 from $5.9 million in 2005, due to CTS carrying a lower average outstanding debt balance.
CTS changed its effective tax rate from 37.1% in 2005 to 21.1% in 2006. CTS’ 2005 tax rate before the benefit of release of reserves and expense of the Homeland Investment Act dividend was 24.1%. The lower tax rate reflects the increased profits reported in lower-tax foreign jurisdictions with decreased profits being reported in the U.S.
Net earnings increased $3.4 million, to $24.2 million in 2006 from $20.8 million in 2005. Net earnings in 2006 included a net impact of $3.4 million, or $0.08 per diluted share, of restructuring and restructuring-related charges, while net earnings in 2005 included a net tax impact of $4.3 million consisting of $6.0 million of expense relating to the repatriation of foreign cash to the United States under the provisions of the American Jobs Creation Act of 2004 and a $1.7 million benefit relating to the reversal of income tax reserves due to the successful resolution of tax issues in certain foreign jurisdictions.
Net earnings per share of $0.63 in 2006 were $0.10 higher than the earnings per share in 2005. Excluding the impact of the 2006 restructuring and restructuring-related charges, and the 2005 income tax expense related to the cash repatriation, reversal of tax reserves and net impact of gain on sale of excess equipment and severance related to the sale of the LTCC business, as noted above, adjusted earnings per share, diluted for 2006 were $0.71, a $0.10 per share increase from adjusted earnings per share in 2005 (see reconciliation of adjusted earnings per share above).
Restructuring and Restructuring-Related Charges
In January 2006, CTS announced its intention to consolidate its Berne, Indiana manufacturing operations into three of its other existing facilities. Automotive product operations at Berne were transferred to CTS’ automotive facilities in Matamoros, Mexico and Elkhart, Indiana. Electronic components operations in Berne were moved to CTS’ Singapore facility. The Berne facility is currently being marketed for sale. As of December 31, 2006, the Berne consolidation process was substantially completed, with all expected charges recorded.
The following table displays the planned costs associated with the Berne consolidation, as well as a summary of the actual costs incurred through December 31, 2006:

		Actual
		incurred
		through
	Planned	December 31,
($ in millions)	Costs	2006

Workforce reduction	$3.1	$2.6
Postemployment obligation curtailment, net — Note I	0.2	0.2
Other	0.1	0.1

Restructuring charge	3.4	2.9
Equipment relocation	0.3	0.5
Other employee related costs	0.3	0.5

Restructuring-related costs	0.6	1.0

Total restructuring and restructuring-related costs	$4.0	$3.9

Additionally, during 2006, CTS recorded a pre-tax restructuring charge of $0.4 million, or $0.3 million after-tax and $0.01 per diluted share, when it revised its estimate of the fair value of the remaining net liability of the operating lease for an idle facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (2004-2006)
(continued)

cts corporation 9

Of the restructuring and restructuring-related costs, $3.9 million relates to the Components and Sensors segment and $0.4 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statement of Earnings and the restructuring-related costs are included in cost of goods sold.
The following table displays the restructuring reserve activity for the Berne consolidation for the year ending December 31, 2006:

($ in millions)

Restructuring liability at January 1, 2006	$—
2006 charge	3.9
Costs paid	(3.7)

Restructuring liability at December 31, 2006*	$0.2

* CTS expects to pay all of the remaining $0.2 million during 2007.
Liquidity and Capital Resources
Overview
At December 31, 2006, cash and cash equivalents balance increased to $38.6 million from $12.0 million in 2005. Total debt decreased to $66.2 million from $81.8 million in 2005. Total debt as a percentage of total capitalization was 17.2% at the end of 2006, compared with 19.9% in 2005.
Cash and cash equivalents increase of $26.6 million was impacted by the following:
Cash Used:

•	Net debt repayment of $15.6 million.

•	Capital spending of $15.8 million.

•	Purchase of treasury stock of $2.3 million.

•	Dividends paid of $4.3 million.
Cash Provided:

•	Cash provided by operations of $47.2 million.

•	Proceeds from the sale of assets of $14.5 million.
Working capital increased by $43.5 million in 2006 due to the cash and cash equivalents increase detailed above, the accounts receivable increase of $15.2 million, the short-term notes payable decrease of $7.9 million, and an increase in current deferred taxes of $6.0 million, partially offset by an accounts payable increase of $9.5 million, and an increase in the accruals for customer advance payments of $3.0 million. The increase in the accounts receivable balance was due to the fourth quarter of 2006 sales increase of 12.2% compared to fourth quarter of 2005.
Free Cash Flow
The following table summarizes free cash flow for the Company:

	Year Ended December 31,
		2005
(In millions of dollars)	2006	(as restated)	2004

Net cash provided by operations	$47.2	$44.5	$14.0
Capital expenditures	(15.8)	(15.0)	(12.7)

Free cash flow	$31.4	$29.5	$1.3

Free cash flow is a non-GAAP financial measure that CTS defines as net cash provided by operations less capital expenditures. The most directly comparable GAAP measure is net cash provided by operations. CTS’ management uses free cash flow to evaluate financial performance and in strategic planning, specifically, for investing and financing decisions. CTS’ management believes free cash flow is a useful measure because it reflects the performance of its overall operations more accurately than net cash provided by operations and because it provides investors with the same results that management used as the basis for making decisions about the business. Free cash flow is not an indicator of residual cash available for discretionary spending, because it does not take into account mandatory debt service or other non-discretionary spending requirements that are not deducted in the calculation of free cash flow. CTS’ management takes these limitations into account when using free cash flow to make investing and financing decisions.
In 2006, net cash provided by operations was $47.2 million after funding the working capital required for business growth. Net cash provided by operations in 2006 was $2.7 million higher than net cash provided by operations in 2005 primarily due to higher net earnings in 2006 and a restructuring charge, partially offset by higher controllable working capital from an increase in accounts receivable related to higher sales.
In 2005, net cash provided by operations was $44.5 million after funding the working capital required for business growth. Net cash provided by operations in 2005 was $30.6 million higher than net cash provided by operations in 2004 due to higher earnings in 2005, favorable impact of deferred taxes and positive working capital change. Changes in assets and liabilities are net of the effect of the purchase on SMTEK because these balances are included in the purchase price of the business.
Operating Activities
Cash flows provided by operations were $47.2 million in 2006. Components of cash flows from operations include net earnings of $24.2 million, depreciation and amortization of $24.9 million, and $3.4 million of restructuring charges. In addition, there were $15.2 million of unfavorable changes in accounts receivable partially

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (2004-2006)
(continued)

10 cts corporation

offset by a $8.4 million increase in accounts payable and accrued liabilities.
Cash flows provided by operations were $44.5 million in 2005. Components of cash flows from operations include net earnings of $20.8 million, depreciation and amortization of $27.1 million and a favorable impact of $8.3 million in deferred taxes. There were $8.8 million of favorable changes in accounts receivable partially offset by a $3.6 million increase in inventory and a $4.5 million decrease in accounts payable and accrued liabilities. Also, the pension asset increase of $8.7 million was an unfavorable impact. Changes in assets and liabilities were net of the effect of the purchase on SMTEK because these balances were included in the purchase price of the business.
Cash flows provided by operations were $14.0 million in 2004. Components of cash flows from operations include earnings of $20.0 million and depreciation and amortization of $26.1 million, partially offset by gains of $3.9 million on sales of assets. There were $22.6 million of unfavorable changes in accounts receivable and inventory to support a 14.8% annual increase in sales. This effect was partially offset by a $3.9 million increase in accounts payable. Also, the pension asset increase of $10.9 million was an unfavorable impact.
Investing Activities
Cash flows used in investing activities totaled $1.3 million in 2006, including capital expenditures of $15.8 million partially offset by $14.5 million of net proceeds from the sale of assets.
Cash flows used by investing activities totaled $44.5 million in 2005, including the payment for the purchase of SMTEK of $35.6 million and capital expenditures of $15.0 million partially offset by proceeds from sales of assets of $6.1 million, which includes the disposition of the LTCC assets, as previously discussed.
Cash flows provided by investing activities totaled $7.1 million in 2004, including $16.4 million of net proceeds from the sale of the Longtan, Taiwan facility and $2.1 million from the sale of excess land in Canada. These proceeds were partially offset by $12.7 million of capital expenditures for normal, recurring asset replacements and new automotive products, including occupant classification system, pedal assemblies, and belt tension sensor programs.
Financing Activities
Cash flows used by financing activities in 2006 were $22.1 million, consisting of $15.6 million related mainly to the reductions in the subordinated debenture balance and short-term notes payable, $2.3 million purchase of treasury stock and $4.3 million in dividend payments.
Cash flows used by financing activities in 2005 were $45.9 million, consisting primarily of $13.0 million from the repayment of debt related to the SMTEK purchase, $11.3 million purchase of CTS common stock and $4.3 million in dividend payments, as well as the repayment of $17.1 million related mainly to the reductions in the subordinated debenture balance.
In 2004, CTS’ net cash provided by financing activities totaled $12.7 million. This amount consisted primarily of $57.6 million net proceeds from the issuance of $60 million Debentures due 2024, repayment of $42.0 million of the 7.5% industrial revenue bonds, issuance of $3.3 million short-term notes payable, repurchase of $2.0 million of CTS common stock, and payments of $4.5 million in dividends.
Effective December 31, 2006, CTS adopted all of the provisions of FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” FAS No. 158 requires employers to: a) recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation — in its statement of financial position, b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FAS No. 87, “Employers’ Accounting for Pensions,” or FAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position, and d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. As required by the standard, CTS has applied these FAS No. 158 requirements prospectively.
The following table highlights the incremental effect of applying FAS No. 158 to the Company’s defined benefit pension plans and other post-retirement benefit plan on individual line items in of the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (2004-2006)
(continued)

cts corporation 11

Company’s Consolidated Balance Sheet for the year ended December 31, 2006:

	Before	FAS No. 158	After
	Application of	Adjustments	Application of
($ in thousands)	FAS No. 158	Increase/(Decrease)	FAS No. 158

Defined Benefit Pension Plans
Prepaid pension asset	$158,723	$(58,057)	$100,666
Accrued salaries, wages and vacation	—	167	167
Other long-term obligations	9,153	1,929	11,082
Deferred income tax asset	1,122	23,970	25,092
Accumulated other comprehensive loss	2,267	36,183	38,450
Other Post-retirement Benefit Plan
Other accrued liabilities	370	—	370
Other long-term obligations	4,910	58	4,968
Deferred income tax asset	—	23	23
Accumulated other comprehensive loss	—	35	35

FAS No. 158 had no impact on the Consolidated Statement of Earnings for the year ending December 31, 2006. Furthermore, since CTS had previously measured its assets and liabilities as of December 31, there was no impact of adopting the measurement date provisions of FAS No. 158.
Capital Resources
In 2006, the long-term debt balance decreased by $7.7 million. As of December 31, 2005, the Company had $5.5 million of its 6.5% convertible, subordinated debentures due 2007 (6.5% Debentures) outstanding. However, in accordance with the provisions of the 6.5% Debentures, the remaining debenture holder exercised its put option and accelerated the maturity of this debt, which was repaid by CTS during June 2006. The following table shows the long-term borrowings and related average interest rates as of December 31, 2006 and December 31, 2005:

	December 31, 2006		December 31, 2005
		Average		Average
		Interest		Interest
	Balance	Rate	Balance	Rate
($ in millions)	($)	(%)	($)	(%)

$100 million revolving credit agreement	$—	6.2%	$—	—%
Former revolving credit agreement	—	—	2.1	6.1
Convertible subordinated debentures due 2007	—	—	5.5	6.5
Convertible senior subordinated debentures due 2024	60.0	2.1	60.0	2.1
Term loan, due 2011	0.8	7.3	0.9	5.8

	60.8		68.5
Less current maturities	0.2	7.3	0.2	—

Total long-term debt	$60.6	2.2%	$68.3	2.6%

On June 27, 2006, CTS entered into a new $100 million, unsecured revolving credit agreement. Under the terms of the new revolving credit agreement, CTS can expand the credit facility to $150 million. There were no amounts outstanding under the new revolving credit agreement at December 31, 2006. Interest rates on the new revolving credit agreement fluctuate based upon LIBOR and the Company’s quarterly total leverage ratio. CTS pays a commitment fee on the undrawn portion of the new revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.15 percent per annum at December 31, 2006. The new revolving credit agreement requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the new revolving credit agreement. CTS was in compliance with all debt covenants at December 31, 2006. Additionally, the new revolving agreement contains restrictions limiting CTS’ ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS’ subsidiaries and affiliates; and the amounts allowed for stock repurchases and dividend payments. The new revolving credit agreement expires in June 2011. The former $75 million revolving credit agreement was terminated in connection with the execution of the new revolving credit agreement.
As described in “Note B — Restatement of the Consolidated Financial Statements,” CTS commenced an investigation of accounting misstatements at its Moorpark and Santa Clara, California manufacturing location in February 2007. As a result, CTS was unable to file its 2006 Annual Report on Form 10-K and will be unable to file its quarterly report on Form 10-Q for the first quarter

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (2004-2006)
(continued)

12 cts corporation

of 2007 within the time required by SEC regulations. Accordingly, on March 13, 2007, CTS and its lenders entered into an agreement under which the lenders agreed to waive until June 30, 2007 the requirements under the new revolving credit agreement that CTS deliver quarterly financial statements, annual financial statements, auditor certifications and compliance certificates with respect to the quarter ending April 1, 2007 and the year ended December 31, 2006.
CTS believes cash flows from operating activities and available borrowings under its new revolving credit agreement will be adequate to fund its working capital and capital expenditure requirements for at least the next twelve months. CTS may choose to pursue additional equity and/or debt financing to fund acquisitions and/or to reduce its overall interest expense or improve its capital structure.
In November 2005, CTS’ Board of Directors authorized a program to repurchase up to one million shares of common stock. The authorization expires June 30, 2007. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2006, CTS repurchased 170,600 shares at a total cost of $2.3 million. At December 31, 2006, CTS was authorized to repurchase approximately 690,000 additional shares.
In May 2004, CTS issued the $60 million Debentures due 2024. The debt is an unsecured senior subordinated obligation of CTS. The debentures bear interest at a rate of 2.125% per year and will be convertible, under certain circumstances, into CTS common stock, at the option of the holder, at a price of $15.00 per share, which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the debentures. The conversion price represents a 36.24% premium over the closing price of CTS common stock on May 5, 2004. The offering was closed on May 11, 2004. With the proceeds, CTS repaid outstanding debt, including its industrial revenue bonds outstanding balance of $40 million due in 2013 at a weighted average interest rate of 7.5%, and reduced the amount outstanding under its revolving credit agreement. The other $2 million of industrial revenue bonds were repaid in the first quarter of 2004 with the cash generated from operations. As of December 31, 2006, no conversion condition for the $60 million debentures was met.
In December 1999, CTS’ shelf registration statement on Form S-3 was declared effective by the Securities and Exchange Commission. CTS could initially offer up to $500.0 million in any combination of debt securities, common stock, preferred stock or warrants under the registration statement. During 2006, CTS did not issue any securities under this registration statement. As of December 31, 2006, CTS could offer up to $435.1 million of additional debt and/or equity securities under this registration statement. On May 9, 2007, CTS filed a post-effective amendment on Form S-1 to deregister all of the securities remaining unsold under the registration statement.
Capital Requirements
The following table sets forth the impact that contractual obligations, as of December 31, 2006, are expected to have on the Company’s liquidity and cash flow in future periods:

	Payments Due by Period
($ in millions)	Total	2007	2008-2009	2010-2011	2012-beyond

Long-term debt(1)	$83.1	$1.5	$2.9	$2.8	$75.9	(2)
Operating leases	22.5	5.6	8.9	5.3	2.7
Purchase obligations	—	—	—	—	—
Retirement obligations	17.3	1.3	4.6	2.8	8.6

Total	$122.9	$8.4	$16.4	$10.9	$87.2

(1)	Including principal and coupon payments of the $60 million Debentures issued in 2004.

(2)	Debentures issued in May 2004. Investor may convert the debentures, under certain circumstances, at any time to CTS common stock. The conversion price is $15.00 per share.
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
Retirement obligations include defined benefit and other post-retirement benefits. Please refer to “Note I — Retirement Plans” and “Critical Accounting Policies — Retirement Plans” for additional information related to the retirement plans, including the important assumptions.
CTS utilizes a market-related approach in deriving fair value of plan assets. CTS does not expect any significant change in the approach in 2007. For plan asset allocation detail, please refer to “Note I — Retirement Plans.” CTS does not expect any significant change on asset allocation in 2007 based on its current knowledge. However, CTS may change the asset allocation based on the performance of different asset categories after conducting investment portfolio

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (2004-2006)
(continued)

cts corporation 13

reviews, annual liability measurements and asset/liability studies on a regular basis.
Based on CTS’ experience, the actual return on plan assets can deviate from the expected return on plan assets. This deviation is taken into account in the market value related approach in deriving fair value of plan assets. The deviation between the expected return and the actual return was primarily due to market conditions. CTS performs a sensitivity analysis to assess the potential impact on the results of operations by the change in the expected long-term rates of return. A 25 basis-point change in the long-term rate of return would have changed the pension income in 2006 by approximately $700,000.
CTS plans to invest in capital projects that maintain current capacity and result in future revenue opportunities. The 2007 capital spending is expected to be between $20 million and $24 million.
CTS has historically been able to fund its capital and operating needs through its cash flows from operations and available credit under its bank credit agreements. CTS believes that cash flows from operations and available borrowings under its current revolving credit agreement will be adequate to fund its working capital, capital expenditures, and debt service requirements for at least the next twelve months. However, CTS may choose to pursue additional equity and/or debt financing to fund acquisition and/or to improve capital structure.
Effect of Recent Accounting Pronouncements.
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements.” FAS No. 157, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. FAS No. 157 is effective for CTS in 2008. The Company is currently reviewing the provisions of FAS No. 157, but does not expect it to have a material impact on its financial statements.
In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108), which provides interpretive guidance on how the effects of carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006 and did not have an impact on CTS’ consolidated financial statements.
In June 2006, the FASB issued Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. At present, CTS has substantially completed its process of documenting its tax positions and measuring the expected benefits of each, as required under FIN 48. CTS does not expect adoption of FIN 48 to have a material impact on its financial statements.
In June 2006, the EITF reached a consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (EITF 06-3). EITF 06-3 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenue and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-3 will be effective for CTS as of January 1, 2007. CTS does not expect EITF 06-3 to have a material impact on its consolidated financial statements.
Market Risk
CTS is exposed to market risk, including changes in foreign currency exchange rates and interest rates. As discussed in “Note A — Summary of Significant Accounting Policies” to the consolidated financial statements, the financial statements of all CTS’ non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency. The Company does not have any significant net trade asset or liability exposure in a currency other than that of the reporting unit’s functional currency. The market risk associated with foreign currency exchange rates comes primarily from revenue and expense transactions in currencies other than the reporting unit’s functional currency. CTS monitors the effects of foreign currency fluctuations impacting its foreign subsidiaries and attempts, where possible, to mitigate the impact by matching the expenses in the same currencies in which revenues are generated.
As part of CTS’ risk management program, CTS performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. A 33 basis-point increase in interest rates (approximately 10% of CTS’ weighted-average interest rate) on variable-rate debt instruments would have increased CTS’ 2006 and 2005 interest expense by $0.1 million and $0.2 million, respectively, and would have an immaterial effect on the fair value of the debt instruments as of the end of such fiscal years.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (2004-2006)
(continued)

14 cts corporation

This document contains statements that are, or may be deemed to be, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, any financial or other guidance, statements that reflect our current expectations concerning future results and events, and any other statements that are not based solely on historical fact. Forward-looking statements are based on management’s expectations, certain assumptions and currently available information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. These forward-looking statements are made subject to certain risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from those presented in the forward-looking statements. For more detailed information on the risks and uncertainties associated with CTS’ business, see our reports filed with the SEC. Examples of factors that may affect future operating results and financial condition include, but are not limited to: rapid technological change; general market conditions in the automotive, communications, and computer industries, as well as conditions in the industrial, defense & aerospace, and medical markets; reliance on key customers; the ability to protect our intellectual property; pricing pressures and demand for our products; and risks associated with our international operations, including trade and tariff barriers, exchange rates and political and geopolitical risks; and the impact of the accounting misstatements at its Moorpark and Santa Clara, California locations. CTS undertakes no obligation to publicly update its forward-looking statements to reflect new information or events or circumstances that arise after the date hereof, including market or industry changes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (2004-2006)
(continued)

cts corporation 15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and
Shareholders of CTS Corporation
We have audited the accompanying consolidated balance sheets of CTS Corporation and subsidiaries (“the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for the two years then ended. We have also audited the accompanying Schedule II — Valuation and Qualifying Accounts and Reserves as of December 31, 2006 and 2005. The financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note B to the consolidated financial statements, the December 31, 2005 consolidated financial statements have been restated.
As discussed in Note I to the consolidated financial statements, the Company has adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” as of January 1, 2006.
As discussed in Note J to the consolidated financial statements, the Company has adopted SFAS No. 123(R) “Share-Based Payment” as of January 1, 2006.
In our opinion, the consolidated financial statements and schedule referred to above present fairly, in all material respects, the financial position of CTS Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CTS Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 14, 2007 expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.
/s/ Grant Thornton LLP
GRANT THORNTON LLP
Chicago, Illinois
May 14, 2007

16 cts corporation

2004 Reissued Report
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
PricewaterhouseCoopers LLP
Indianapolis, Indiana
March 3, 2005

cts corporation 17

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of dollars except per share amounts)

	Year Ended December 31,
		2005
	2006	(as restated)	2004

Net sales	$655,614	$617,484	$531,316
Costs and expenses:
Cost of goods sold	534,784	497,270	421,560
Selling, general and administrative expenses	70,913	68,255	63,485
Research and development expenses	15,873	17,092	19,063
Gain on asset sales	(2,142)	(3,065)	(3,920)
Restructuring charges — Note Q	3,368	—	—

Operating earnings	32,818	37,932	31,128

Other (expense) income:
Interest expense	(3,654)	(5,902)	(5,535)
Interest income	934	1,300	922
Other	568	(334)	(598)

Total other expense	(2,152)	(4,936)	(5,211)

Earnings before income taxes	30,666	32,996	25,917
Income tax expense — Note K	6,469	12,240	5,961

Net earnings	$24,197	$20,756	$19,956

Net Earnings per share — Note E
Basic	$0.68	$0.57	$0.56

Diluted	$0.63	$0.53	$0.53

The accompanying notes are an integral part of the consolidated financial statements.

18 cts corporation

CONSOLIDATED BALANCE SHEETS
(In thousands of dollars)

	December 31,
		2005
	2006	(as restated)

ASSETS

Current Assets
Cash and cash equivalents	$38,630	$12,029
Accounts receivable, less allowances (2006 — $2,139; 2005 — $2,373)	106,012	90,790
Inventories, net
Finished goods	12,336	11,931
Work-in-process	15,059	15,661
Raw materials	33,148	33,037

Total inventories	60,543	60,629
Current deferred tax asset — Note K	13,644	7,671
Other current assets	8,791	8,597

Total current assets	227,620	179,716
Property, plant and equipment
Buildings and land	99,498	113,873
Machinery and equipment	256,518	248,325

Total property, plant and equipment	356,016	362,198
Accumulated depreciation	(259,548)	(252,545)

Net property, plant and equipment	96,468	109,653
Other assets
Prepaid pension asset — Note I	100,666	152,483
Goodwill — Notes C and F	24,657	24,657
Other intangible assets, net — Notes C and F	39,154	42,347
Deferred income taxes — Note K	37,401	22,887
Other assets	1,867	2,086

Total other assets	203,745	244,460

Total Assets	$527,833	$533,829

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Notes payable — Note G	$5,425	$13,299
Current portion of long-term debt — Note H	186	164
Accounts payable	78,205	68,720
Accrued salaries, wages and vacation	11,243	10,661
Income taxes payable	7,766	5,834
Other accrued liabilities	22,856	22,645

Total current liabilities	125,681	121,323
Long-term debt — Note H	60,635	68,293
Other long-term obligations — Note I	22,494	16,120
Contingencies — Note O	—	—
Shareholders’ Equity
Preferred stock — authorized 25,000,000 shares without par value; none issued — Note L	—	—
Common stock — authorized 75,000,000 shares without par value; 53,718,801 shares issued at December 31, 2006 and 53,576,243 shares issued at December 31, 2005 — Note L	276,553	275,211
Additional contributed capital	27,899	24,743
Retained earnings	315,370	295,478
Accumulated other comprehensive loss	(31,283)	(244)

	588,539	595,188
Cost of common stock held in treasury (2006 — 17,895,708 shares; 2005 — 17,717,657 shares) — Note M	(269,516)	(267,095)

Total shareholders’ equity	319,023	328,093

Total Liabilities and Shareholders’ Equity	$527,833	$533,829

The accompanying notes are an integral part of the consolidated financial statements.

cts corporation 19

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)

	Year Ended December 31,
		2005
	2006	(as restated)	2004

Cash flows from operating activities:
Net earnings	$24,197	$20,756	$19,956
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	24,896	27,059	26,082
Prepaid pension asset	(6,173)	(8,741)	(10,864)
Equity-based compensation — Note J	4,071	2,704	1,668
Deferred income taxes — Note K	1,885	8,263	153
Gain on asset sales	(2,142)	(3,065)	(3,920)
Restructuring charge — Note Q	3,368	—	—
Changes in assets and liabilities, net of effects from purchase of SMTEK
Accounts receivable	(15,222)	8,824	(11,822)
Inventories	87	(3,644)	(10,809)
Accounts payable and accrued liabilities	8,404	(4,488)	3,855
Income taxes payable	1,933	(3,320)	150
Other	1,881	171	(482)

Total adjustments	22,988	23,763	(5,989)

Net cash provided by operations	47,185	44,519	13,967

Cash flows from investing activities:
Proceeds from sale of assets	14,482	6,093	19,813
Capital expenditures	(15,787)	(15,009)	(12,711)
Payment for purchase of SMTEK, net of cash acquired — Note C	—	(35,561)	—

Net cash provided by (used in) investing activities	(1,305)	(44,477)	7,102

Cash flows from financing activities:
Borrowings of long-term debt	73,850	161,160	172,185
Payments of long-term debt	(81,608)	(188,285)	(153,915)
Increase (decrease) in short-term notes payable	(7,874)	9,988	3,311
Debt issue costs	—	—	(2,406)
Repayment of debt assumed in connection with purchase of SMTEK	—	(13,013)	—
Purchase of treasury stock	(2,309)	(11,283)	(2,005)
Dividends paid	(4,307)	(4,343)	(4,537)
Exercise of stock options and other	112	(113)	87

Net cash provided by (used in) financing activities	(22,136)	(45,889)	12,720
Effect of exchange rate changes on cash	2,857	(3,129)	1,870

Net increase (decrease) in cash and cash equivalents	26,601	(48,976)	35,659
Cash and cash equivalents at beginning of year	12,029	61,005	25,346

Cash and cash equivalents at end of year	$38,630	$12,029	$61,005

Supplemental cash flow information
Cash paid during the year for:
Interest	$3,133	$5,360	$4,857
Income taxes — net	1,568	5,114	6,901

Supplemental schedule of non-cash investing and financing activities:
Refer to Note D, “Supplemental Schedule of Non-cash Investing and Financing Activities”
The accompanying notes are an integral part of the consolidated financial statements.

20 cts corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of dollars)

				Accumulated
		Additional		Other
	Common	Contributed	Retained	Comprehensive	Comprehensive	Treasury
	Stock	Capital	Earnings	Earnings (Loss)	Earnings	Stock	Total

Balances at January 1, 2004	$262,748	$21,520	$263,430	$151		$(253,658)	$294,191
Net earnings			19,956		$19,956		19,956
Cumulative translation adjustment				2,074	2,074		2,074
Minimum pension liability adjustment (net of tax of $580)				(877)	(877)		(877)

Comprehensive earnings					21,153

Cash dividends of $0.12 per share			(4,322)				(4,322)
Returned 7,600 shares on restricted stock and cash bonus plan — net	(40)	119				(79)
Issued 19,246 shares on exercise of stock option — net	171	13				(24)	160
Issued 603 shares under Direct Stock Purchase Plan	6						6
Issued 9,018 shares to former DCA shareholders	104						104
Acquired 183,000 shares for treasury stock						(2,005)	(2,005)
Stock compensation	308	1,109					1,417

Balances at December 31, 2004	263,297	22,761	279,064	1,348		(255,766)	310,704
Net earnings (as restated)			20,756		20,756		20,756
Cumulative translation adjustment				(786)	(786)		(786)
Minimum pension liability adjustment (net of tax of $455)				(806)	(806)		(806)

Comprehensive earnings (as restated)					19,164

Cash dividends of $0.12 per share			(4,342)				(4,342)
Issued 812,315 shares in connection with acquisition of SMTEK	10,932						10,932
Returned 2,150 shares on restricted stock and cash bonus plan — net	11	21				(32)
Issued 35,651 shares on exercise of stock option — net	250	41				(14)	277
Issued 41,084 shares on vesting of restricted stock units	473	(656)					(183)
Issued 643 shares under Direct Stock Purchase Plan	7						7
Issued 18,552 shares to former DCA shareholders	113						113
Acquired 956,400 shares for treasury stock						(11,283)	(11,283)
Stock compensation	128	2,576					2,704

Balances at December 31, 2005 (as restated)	275,211	24,743	295,478	(244)		(267,095)	328,093
Net earnings			24,197		24,197		24,197
Cumulative translation adjustment				4,810	4,810		4,810
Minimum pension liability adjustment (net of tax of $50)				369	369		369

Comprehensive earnings					$29,376

Adjustment to initially apply FAS No. 158, net of tax				(36,218)			(36,218)
Cash dividends of $0.12 per share			(4,305)				(4,305)
Issued 70,943 shares on exercise of stock option — net of tax	575					(112)	463
Issued 64,372 shares on vesting of restricted stock units	767	(1,133)					(366)
Acquired 170,600 shares for treasury stock						(2,309)	(2,309)
Tax benefits on exercise of options		193					193
Stock compensation		4,096					4,096

Balances at December 31, 2006	$276,553	$27,899	$315,370	$(31,283)		$(269,516)	$319,023

The accompanying notes are an integral part of the consolidated financial statements.

cts corporation 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A — Summary of Significant Accounting Policies
Principles of Consolidation: The consolidated financial statements include the accounts of CTS and its wholly owned subsidiaries. Refer to Note C, “Acquisition,” for a discussion of the acquisition made by CTS in 2005. All significant intercompany accounts and transactions have been eliminated.
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
Translation of Foreign Currencies: The financial statements of CTS’ non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. CTS’ Consolidated Statements of Earnings includes $0.3 million, ($0.5) million, and ($0.7) million of foreign currency translation gain/(loss) for the years ended December 31, 2006, 2005, and 2004, respectively.
The assets and liabilities of CTS’ United Kingdom subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the “accumulated other comprehensive earnings (loss)” component of shareholders’ equity. Statement of earnings accounts are translated at the average rates during the period.
Comprehensive Earnings: CTS reports comprehensive earnings in accordance with the Financial Accounting Standards Board’s (FASB) Financial Accounting Standard (FAS) No. 130, “Reporting Comprehensive Income (Loss).” The components of comprehensive earnings for CTS include foreign currency translation adjustments, unrecognized pension losses and prior service costs, and net earnings and are reported within the Consolidated Statements of Shareholders’ Equity in the columns titled “Comprehensive Earnings” and “Accumulated Other Comprehensive Earnings (Loss).”
The table below shows the components of accumulated other comprehensive earnings (loss) at December 31:

($ in thousands)	2006	2005

Accumulated translation	$7,202	$2,392
Minimum pension liability	—	(2,636)
Unrecognized amounts relating to benefit plans:
Net loss	(36,367)	—
Prior service costs	(2,118)	—

Accumulated other comprehensive loss	$(31,283)	$(244)

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
Concentration of Credit Risk: The majority of cash and cash equivalents approximately 89%, is maintained in U.S. dollar demand deposits, AAA money market mutual funds, and in U.S. government securities, with the remainder maintained with several major financial institutions. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.
Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, computer, medical, and industrial markets, primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. The allowance for doubtful accounts is based on management’s estimates of the collectability of its accounts receivable after analyzing historical bad debts, customer concentrations, customer credit worthiness, and current economic trends. Sales to Hewlett-Packard Company (Hewlett-Packard) were 22% of net sales for the year ended December 31, 2006, 28% of net sales for the year ended December 31, 2005 and, 33% of net sales for the year ended December 31, 2004. Sales to Motorola, Inc. (Motorola) were less than 10% of net sales for each of the years ended December 31, 2006 and 2005, and 13% of net sales for the year ended December 31, 2004. Amounts due from Hewlett-Packard and Motorola aggregated $30 million and $33 million at December 31, 2006 and 2005, respectively. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.
Research and Development: Research and development costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes. It also includes the implementation of the new knowledge through design, testing of product alternatives, or construction of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

22 cts corporation

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
Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in the earnings of CTS. Diluted earnings per share is computed by dividing net earnings adjusted for the after-tax effect of interest on dilutive convertible debt by the weighted-average number of common shares outstanding during the period plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive securities. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings per share. Refer also to Note E, “Earnings Per Share.”
Equity-Based Compensation: Effective January 1, 2006, CTS adopted the provisions of FASB’s FAS No. 123(R), “Share-Based Payment,” which requires CTS to recognize expense related to the fair value of equity-based compensation awards in the Consolidated Statement of Earnings. CTS elected to follow the modified prospective transition method allowed by FAS No. 123(R), and therefore, only applied the provisions of FAS No. 123(R) to awards modified or granted after January 1, 2006. In addition, for awards that were unvested as of January 1, 2006, CTS recognizes compensation expense in the Consolidated Statement of Earnings over the remaining vesting period. Prior to January 1, 2006, CTS accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) No. 25, “Accounting for Stock Issued to Employees.” See Note J, “Equity-Based Compensation,” for a further description of the impact of the adoption of FAS No. 123(R) and the Company’s stock compensation plans.
FAS No. 123(R) requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model. CTS uses the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of the Company’s stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statement of Earnings. CTS’ stock options primarily have a graded-vesting schedule. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.
Cash Equivalents: CTS considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.
Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.
Income Taxes: CTS provides deferred income taxes pursuant to the requirements of FASB’s FAS No. 109, “Accounting for Income Taxes.” Under FAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. CTS estimates its income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. Refer also to Note K, “Income Taxes.”
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
Retirement Plans: CTS has various defined benefit and defined contribution retirement plans covering a majority of its employees. CTS’ policy is to annually fund the defined benefit pension plans at or above the minimum required by law. Refer also to Note I, “Retirement Plans.”
Effective December 31, 2006, CTS adopted the provisions of FASB’s FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106, and 132(R).” FAS No. 158 requires employers to: a) recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation — in its statement of financial position, b) recognize as a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

cts corporation 23

component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FAS No. 87, “Employers’ Accounting for Pensions,” or FAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position, and d) disclosure in the notes to financial statement additional information about certain effects on net periodic benefit costs for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. As required by the standard, CTS has applied these FAS No. 158 requirements prospectively.
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
CTS amortizes the cost of other intangibles over a straight-line basis using their estimated useful lives. CTS assesses useful lives based on the period over which the asset is expected to contribute to CTS’ cash flows. CTS reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Refer also to Note F, “Intangible Assets.”
Financial Instruments: CTS’ financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. The carrying value for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximates fair value based on the short-term maturities of these instruments. CTS has estimated the fair value of its long-term debt to be $68.9 million, or $8.1 million more than the carrying value of $60.8 million. The estimated fair value of long-term debt was based on quoted dealer prices for the same or similar issues.
Amortization of Debt Issue Costs: CTS has debt issue costs that relate to the Company’s long-term debt and are being amortized over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.6 million in 2006, $0.8 million in 2005, and $0.7 million in 2004 and is included in interest expense in the accompanying Consolidated Statements of Earnings.
Reclassifications: Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2006.
New Accounting Pronouncements: In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements.” FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. FAS No. 157 is effective for CTS in 2008. The Company is currently reviewing the provisions of FAS No. 157, but does not expect it to have a material impact on its financial statements.
In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108) which provides interpretive guidance on how the effects of carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006 and did not have a material impact on our consolidated financial statements.
In June 2006, the FASB issued Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. At present, CTS has substantially completed its process of documenting its tax positions and measuring the expected benefits of each, as required under FIN 48. CTS does not expect adoption of FIN 48 to have a material impact on its financial statements.
In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (EITF 06-03). EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenue and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The previsions of EITF 06-3 will be effective for us as of January 1, 2007. We do not expect EITF-06-3 to have a material impact on our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

24 cts corporation

NOTE B — Restatement of the Consolidated Financial Statements
In February 2007, management commenced an investigation of accounting entries at CTS’ Moorpark and Santa Clara, California manufacturing locations. The investigation was conducted under the oversight of the Audit Committee and with the assistance of outside legal counsel and forensic accountants.
The investigation determined the Moorpark Controller made numerous incorrect accounting entries beginning in 2005 and continuing through 2006. These entries transferred significant costs from income statement accounts, primarily cost of goods sold, to balance sheet accounts, primarily accounts payable.
The net tax adjusted effect of the misstatements in these accounts on CTS’ 2005 earnings was $1.5 million and on CTS’ 2006 earnings for the nine-month period ended October 1, 2006 was $1.9 million. Management determined that the effect of these misstatements on CTS’ 2006 consolidated financial statements was material. Amendments to CTS’ Quarterly Reports on Form 10-Q/A restating CTS’ consolidated financial statements for each of the first three quarters of 2006 are being filed contemporaneously with this Annual Report on Form 10-K.
The following table sets forth the impact of the misstatements and related tax effects on CTS’ condensed consolidated financial statements for the year ended December 31, 2005.
Income Statement

	Year-Ended December 31, 2005
(in thousands, except per share amounts)	As Reported	Adjustments	As Restated

Cost of Goods Sold	$495,069	$2,201	$497,270
Selling, general and administrative expenses	68,049	206	68,255
Operating Earnings	40,339	(2,407)	37,932
Earnings before income taxes	35,403	(2,407)	32,996
Income tax expense	13,169	(929)	12,240

Net earnings	$22,234	$(1,478)	$20,756

Net earnings per share
Basic	$0.61	$(0.04)	$0.57
Diluted	0.57	(0.04)	0.53

Balance Sheet

	December 31, 2005
	As Reported	Adjustments	As Restated

Account receivable	$91,265	$(475)	$90,790
Finished goods	11,771	160	11,931
Work-in-process	16,039	(367)	15,672
Raw materials	32,754	272	33,026

Total Inventories	60,564	65	60,629
Other current assets	9,145	(548)	8,597

Total current assets	180,674	(958)	179,716
Machinery and equipment	248,348	(23)	248,325
Deferred income taxes	22,011	876	22,887
Other assets	2,088	(2)	2,086

Total other assets	243,586	874	244,460

Total Assets	$533,936	$(107)	$533,829

Accounts payable	67,196	1,524	68,720
Accrued salaries, wages and vacation	10,496	165	10,661
Income taxes payable	6,127	(293)	5,834
Other accrued liabilities	22,651	(6)	22,645

Total current liabilities	119,933	1,390	121,323
Other long-term obligations	16,139	(19)	16,120
Retained earnings	296,956	(1,478)	295,478

Total shareholders’ equity	329,571	(1,478)	328,093

Total Liabilities and Shareholders’ Equity	$533,936	$(107)	$533,829

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

cts corporation 25

NOTE C — Acquisition
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

	Pro forma Twelve Months Ended
($ in thousands, except	December 31, 2005
per share amounts)	(as restated)	December 31, 2004

Revenues	$627,531	$645,948

Net income	$20,930	$21,923

Earnings per share:
Basic	$0.58	$0.60
Diluted	$0.53	$0.57

NOTE D — Supplemental Schedule of Noncash Investing and Financing Activities
In 2005, the Company purchased 100% of the capital stock of SMTEK. In conjunction with the acquisition, CTS issued common stock and assumed liabilities as follows (refer also to Note C, “Acquisition”):

($ in millions)

Cash paid	$37.2
Fair value of stock issued	10.9
Liabilities assumed	32.8

Fair value of assets acquired	$80.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

26 cts corporation

NOTE E — Earnings Per Share
FAS No. 128, “Earnings per Share,” requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations. The calculation below provides net earnings, average common shares outstanding and the resultant earnings per share for both basic and diluted EPS for the years ended December 31, 2006, 2005, and 2004.

		Shares
	Net Earnings	(In thousands)	Per Share
(In thousands of dollars, except per share amounts)	(Numerator)	(Denominator)	Amount

2006
Basic EPS	$24,197	35,826	$0.68
Effect of dilutive securities:
Equity-based compensation plans		402
Convertible debt	984	4,000

Diluted EPS	$25,181	40,228	$0.63

2005 (as restated)
Basic EPS	$20,756	36,307	$0.57
Effect of dilutive securities:
Equity-based compensation plans		653
Convertible debt	978	4,000

Diluted EPS	$21,734	40,960	$0.53

2004
Basic EPS	$19,956	35,910	$0.56
Effect of dilutive securities:
Equity-based compensation plans		382
Convertible debt	632	2,575
Other		26 (1)

Diluted EPS	$20,588	38,893	$0.53

(1)	Represents shares of CTS common stock to be issued to the former DCA shareholders, a company which was acquired by CTS in 1997.
The following table shows the securities which could potentially dilute EPS in the future, but have been excluded from the 2006, 2005, and 2004 diluted earnings per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

	Year Ended December 31,
(Number of shares in thousands)	2006	2005	2004

Stock options where the exercise price exceeds the average market price of common shares during the period	695	659	737
Securities related to subordinated convertible debt	—	1,060	1,247

Note F — Intangible Assets
CTS has the following intangible assets as of December 31:

	2006		2005

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
($ in thousands)	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Customer lists/ relationships	$47,075	$(10,501)	$47,075	$(8,451)
Patents	10,319	(7,744)	10,319	(6,673)
Employment agreements	142	(137)	142	(65)
Customer order backlog	—	—	346	(346)

Total	57,536	(18,382)	57,882	(15,535)
Goodwill	24,657	—	24,657	—

Total intangible assets	$82,193	$(18,382)	$82,539	$(15,535)

Of the net intangible assets at December 31, 2006, $33.3 million relates to the EMS segment and $30.5 million relates to the Components and Sensors segment. Of the $24.7 million of goodwill, $24.2 million relates to the EMS segment and $0.5 million relates to the Components and Sensors segment. CTS recorded amortization expense of $3.2 million, $3.4 million, and $2.3 million for the years ended December 31, 2006, 2005, and 2004, respectively. CTS estimates annual amortization expense of $3.1 million in 2007, $3.1 million in 2008, $2.5 million in 2009, $2.0 million in 2010, $2.0 million in 2011 and $26.4 million thereafter.
NOTE G — Notes Payable
CTS had line of credit arrangements of $27.2 million and $23.0 million at December 31, 2006 and 2005, respectively. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks’ option. The majority of the line of credit arrangements at December 31, 2006 are unsecured. However, one line of credit for $0.6 million is secured by land and building in Thailand. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 5.4% in 2006 and 4.2% in 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

cts corporation 27

NOTE H — Debt
Long-term debt was comprised of the following at December 31:

($ in thousands)	2006	2005

Revolving credit agreement, weighted-average interest rate of 6.2% (2006), due in 2011	$—	$—
Former revolving credit agreement, average interest rate of 6.1% (2005)	—	2,080
Convertible, senior subordinated debentures at a weighted-average rate of 2.1%, due in 2024	60,000	60,000
Convertible, subordinated debentures at a weighted-averaged rate of 6.5%, due in 2007	—	5,500
Term loan, interest 7.3% (2006) and 5.8% (2005) due in 2011	821	875
Other debt, weighted-average rate	—	2

	60,821	68,457
Less current maturities	186	164

Total long-term debt	$60,635	$68,293

The debt matures as follows: 2007 — $0.2 million; 2008 — $0.2 million, 2009 — $0.2 million; 2010 — $0.2 million; 2011 — none; thereafter — $60.0 million.
On June 27, 2006, CTS entered into a new $100 million, unsecured revolving credit agreement. Under the terms of the new revolving credit agreement, CTS can expand the credit facility to $150 million. There were no amounts outstanding under the new revolving credit agreement at December 31, 2006. Interest rates on the new revolving credit agreement fluctuate based upon LIBOR and the Company’s quarterly total leverage ratio. CTS pays a commitment fee on the undrawn portion of the new revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.15 percent per annum at December 31, 2006. The new revolving credit agreement requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the new revolving credit agreement. CTS was in compliance with all debt covenants at December 31, 2006. The revolving credit agreement requires CTS to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year-end. Due to the accounting investigation described in Note B, the company and its lenders entered into an agreement under which the lenders agreed to waive these dates until June 30, 2007. Additionally, the new revolving agreement contains restrictions limiting CTS’ ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS’ subsidiaries and affiliates; and the amounts allowed for stock repurchases and dividend payments. The new revolving credit agreement expires in June 2011. The former $75 million revolving credit agreement was terminated in connection with the execution of the new revolving credit agreement.
CTS has $60 million convertible senior subordinated debentures (2.125% Debentures). These unsecured debentures bear interest at an annual rate of 2.125%, payable semiannually on May 1 and November 1 of each year through the maturity date of May 1, 2024. The 2.125% Debentures are convertible, under certain circumstances, into CTS common stock at a conversion price of $15.00 per share (which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the notes). Upon conversion of the 2.125% Debentures, in lieu of delivering common stock, the Company may, at its discretion, deliver cash or a combination of cash and common stock.
The conversion price of the 2.125% Debentures will be adjusted if CTS completes certain transactions, including: distribution of shares as a dividend to substantially all shareholders; subdivision, combination or reclassification of its common stock; distribution of stock purchase warrants to substantially all shareholders; distribution of cash, stock or property to shareholders in excess of $0.03 per share; or purchase of its common stock pursuant to a tender offer or exchange offer under certain circumstances.
Holders may convert the 2.125% Debentures at any time during a conversion period if the closing price of CTS common stock is more than 120% of the conversion price ($18.00 per share) for at least 20 of the 30 consecutive trading days immediately preceding the first trading day of the conversion period. The conversion periods begin on February 15, May 15, August 15, and November 15 of each year. Holders may also convert the notes if certain corporate transactions occur. As of December 31, 2006, none of the conditions for conversion of the 2.125% million Debentures were satisfied.
CTS may, at its option, redeem all or a portion of the 2.125% Debentures for cash at any time on or after May 1, 2009, at a redemption price equal to the principal amount of the notes plus any accrued and unpaid interest at the redemption date. Holders may require CTS to purchase for cash all or part of their notes on May 1, 2009, 2014, and 2019, or upon the occurrence of certain events, at 100% of the principal amount of the notes plus accrued and unpaid interest up to, but not including, the date of purchase.
CTS has a registration rights agreement relating to the 2.125% Debentures which became effective in 2004. CTS had an obligation to keep the registration statement continuously effective for a period of two years, which expired in May 2006. The registration rights

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

28 cts corporation

agreement provided that in the event of a default in this obligation, CTS was subject to an additional interest penalty of 0.25% per annum of the principal for the first 90 days of default and 0.5% per annum of principal thereafter. Accordingly, as of December 31, 2006, there was no interest penalty that CTS could incur as a result of the failure to maintain an effective registration statement.
As of December 31, 2005, the Company also had $5.5 million outstanding under its 6.5% convertible, subordinated debentures (6.5% Debentures). However, in accordance with the provisions of the 6.5% Debentures, the remaining debenture holder exercised its put option and accelerated the maturity of this debt, which was repaid by CTS during June 2006.
In connection with the acquisition of SMTEK, CTS assumed a term loan, which has a balance of $0.8 million (denominated in Thailand Baht) at December 31, 2006. The term loan is secured by machinery and equipment of the Thailand manufacturing facility and requires monthly payments through May 2011.
NOTE I — Retirement Plans
Defined Benefit and Other Postretirement Benefit Plans
CTS has a number of noncontributory defined benefit pension plans (Pension Plans) covering approximately 18% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees’ compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.
CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.
Effective December 31, 2006, CTS adopted all of the provisions of FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” FAS No. 158 requires employers to: a) recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation — in its statement of financial position, b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FAS No. 87, “Employers’ Accounting for Pensions,” or FAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position, and d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. As required by the standard, CTS has applied these FAS No. 158 requirements prospectively.
The following table highlights the incremental effect of applying FAS No. 158 to the Company’s defined benefit pension plans and other post-retirement benefit plan on individual line items in of the Company’s Consolidated Balance Sheet for the year ended December 31, 2006:

		FAS No. 158
	Before	Adjustments	After
	Application of	Increase/	Application of
($ in thousands)	FAS No. 158	(Decrease)	FAS No. 158

Defined Benefit Pension Plans
Prepaid pension asset	$158,723	$(58,057)	$100,666
Accrued salaries, wages and vacation	—	167	167
Other long-term obligations	9,153	1,929	11,082
Deferred income taxes	1,122	23,970	25,092
Accumulated other comprehensive loss, net of tax effect	2,267	36,183	38,450
Other Post-retirement Benefit Plan
Other accrued liabilities	370	—	370
Other long-term obligations	4,910	58	4,968
Deferred income taxes	—	23	23
Accumulated other comprehensive loss, net of tax effect	—	35	35

FAS No. 158 had no impact on the Consolidated Statement of Earnings for the year ending December 31, 2006. Furthermore, since CTS had previously measured its assets and liabilities as of December 31, there was no impact of adopting the measurement date provisions of FAS No. 158.
The measurement date for the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2006 and 2005. The following table provides a reconciliation of benefit

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

cts corporation 29

obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

			Other Postretirement
	Pension Plans		Benefit Plan
($ in thousands)	2006	2005	2006	2005

Accumulated benefit obligation	$199,929	$197,411	$5,338	$5,145
Change in projected benefit obligation:
Projected benefit obligation at January 1	$208,579	$196,492	$5,145	$5,433
Service cost	5,113	5,236	19	29
Interest cost	12,087	11,338	299	318
Plan amendment and other	1,785	(850)	—	—
Actuarial (gain) loss	87	6,616	118	(485)
Benefits paid	(10,341)	(9,754)	(161)	(150)
Curtailment	(383)	(499)	(82)	—

Projected benefit obligation at December 31	$216,927	$208,579	$5,338	$5,145

Change in plan assets:
Assets at fair value at January 1	$277,035	$276,991	$—	$—
Actual return on assets	37,726	8,688	—	—
Company contributions	1,109	1,713	161	149
Benefits paid	(10,341)	(9,754)	(161)	(149)
Other	815	(603)	—	—

Assets at fair value at December 31	$306,344	$277,035	$—	$—

Reconciliation of prepaid (accrued) cost:
Funded status (plan assets less projected benefit obligations)	$89,417	$68,456	$(5,338)	$(5,145)
Amounts not recognized:
Actuarial (gains) losses	—	75,468	—	(62)
Prior service cost	—	3,857	—	3

Prepaid (accrued) cost, net	$89,417	$147,781	$(5,338)	$(5,204)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets:

			Other Postretirement
	Pension Plans		Benefit Plan
($ in thousands)	2006	2005	2006	2005

Prepaid pension asset	$100,666	$152,483	$—	$—
Other accrued liabilities	(167)	(1,156)	(370)	(150)
Other long-term obligations	(11,082)	(7,648)	(4,968)	(5,054)
Accumulated other comprehensive loss	—	4,102	—	—

	$89,417	$147,781	$(5,338)	$(5,204)

CTS has also recorded the following amounts to Accumulated Other Comprehensive loss at December 31, 2006:

		Other
		Postretirement
($ in thousands)	Pension Plans	Benefit Plan

Unrecognized loss	$36,333	$34
Unrecognized prior service cost	2,117	1

Total	$38,450	$35

Of these amounts, CTS expects to recognize approximately $3.4 million and $0.9 million of losses and prior service costs, respectively, in 2007 related to its Pension Plans. CTS does not expect to recognize any significant amounts of the Other Postretirement Benefit Plan unrecognized amounts in 2007.
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31, 2006 and 2005 is shown below:

($ in thousands)	2006	2005

Projected benefit obligation	$21,012	$17,830
Accumulated benefit obligation	18,916	16,502
Fair value of plan assets	9,763	7,698

Net pension (income)/postretirement expense in 2006, 2005, and 2004 includes the following components:

				Other Postretirement
	Pension Plans			Benefit Plan
($ in thousands)	2006	2005	2004	2006	2005	2004

Service cost	$5,113	$5,236	$5,292	$19	$29	$31
Interest cost	12,086	11,338	11,265	299	318	310
Expected return on plan assets(1)	(24,739)	(25,661)	(27,051)	—	—	—
Amortization of unrecognized:
Transition obligation	—	(304)	(492)	—	—	—
Prior service cost	482	799	901	1	—	1
Loss	2,716	1,125	658	—	—	—
Curtailment loss	325	475	—	(81)	—	—

Net (income) expense	$(4,017)	$(6,992)	$(9,427)	$238	$347	$342

Weighted-average actuarial assumptions(2)
Benefit obligation assumptions:
Discount rate	5.72%	5.93%	5.94%	5.75%	6.00%	6.00%
Rate of compensation increase	4.78%	4.70%	4.83%	—	—	—
Pension income/postretirement Expense assumptions:
Discount rate	5.92%	5.94%	6.17%	6.00%	6.00%	6.25%
Expected return on plan assets(1)	8.43%	8.45%	8.70%	—	—	—
Rate of compensation increase	4.70%	4.83%	4.83%	—	—	—

(1)	Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

(2)	During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

30 cts corporation

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
CTS’ pension plan asset allocation at December 31, 2006 and 2005, and target allocation for 2007 by asset category are as follows:

		Percentage of Plan
	Target	Assets at
	Allocations	December 31,
Asset Category	2007	2006	2005

Equity securities(1)	65%	67%	66%
Debt securities	33%	30%	32%
Real estate	—%	—%	—%
Other	2%	3%	2%

Total	100%	100%	100%

(1)	Equity securities include CTS common stock in the amounts of approximately $23 million (8% of total plan assets) at December 31, 2006 and approximately $16 million (6% of total plan assets) at December 31, 2005.
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
The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2007 are $1.0 million and $0.4 million, respectively.
Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

		Other
		Postretirement
($ in thousands)	Pension Plans	Benefit Plan

2007	$10,673	$370
2008	13,740	377
2009	11,590	381
2010	12,401	384
2011	13,929	387
Years 2012-2016	77,856	1,903

Defined Contribution Plans
CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee’s annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $2.9 million in 2006, $3.3 million in 2005, and $3.0 million in 2004.
NOTE J — Equity-Based Compensation
Effective January 1, 2006, CTS adopted the provisions of FAS No. 123(R). FAS No. 123(R) requires that CTS recognize expense related to the fair value of equity-based compensation awards in the Consolidated Statement of Earnings.
Prior to January 1, 2006, CTS accounted for equity-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, and its related Interpretations. Accordingly, equity-based compensation expense was not recognized in the Consolidated Statement of Earnings for stock options granted with an exercise price equal to the market value of the common stock on the grant date. However, prior years’ financial statements did include pro forma disclosures for equity-based awards as if the fair-value approach had been followed. The following table presents the pro forma net earnings and net earnings per share for the years ending

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

cts corporation 31

December 31, 2005 and 2004, as if CTS had applied the provisions of FAS No. 123(R) during those periods:

	Year Ended December 31
	2005
($ in thousands, except per share amounts)	(as restated)	2004

Net earnings, as reported	$20,756	$19,956
Deduct: Equity-based employee compensation cost, net of tax, if fair value based Method were used	(888)	(1,254)

Pro forma net earnings	$19,868	$18,702

Net earnings per share — basic	$0.57	$0.56
Pro forma net earnings per share — basic	0.55	0.52
Net earnings per share — diluted	0.53	0.53
Pro forma net earnings per share — diluted	$0.51	$0.50

In December 2005, CTS’ Board of Directors approved the accelerated vesting of approximately 70,000 unvested and “out-of-the-money” stock options with exercise prices ranging from $14.02 — $16.24 that were previously granted under an employee stock option plan. These options became immediately exercisable on December 31, 2005. The pro forma net income disclosed in this note includes approximately $310,000 of expense, or $0.01 per diluted share, related to this accelerated vesting. Accordingly, the 2005 pro forma amounts are not necessarily indicative of future annual expense to be recognized by CTS under FAS No. 123(R).
CTS has elected to follow the modified prospective transition method allowed by FAS No. 123(R), and therefore, has applied the provisions of FAS No. 123(R) to awards modified or granted after January 1, 2006. In addition, for awards which were unvested as of January 1, 2006, CTS is recognizing compensation expense in the Consolidated Statement of Earnings over the remaining vesting period. The compensation expense for these awards will be based on the grant-date fair value as calculated for the prior years’ pro forma disclosures. As allowed under the modified prospective transition method, the financial results for prior periods have not been restated for the adoption of FAS No. 123(R). The cumulative effect of the change in accounting principle from APB Opinion No. 25 was not material.
As a result of adopting FAS No. 123(R), CTS has included additional compensation expense relating to stock option awards to employees in its operating earnings, earnings before income taxes, net income, and earnings per share. The impact of this incremental expense, for the year ended December 31, 2006 is shown in the following table:

Year Ended
($ in thousands, except per share amounts)	December 31, 2006

Impact of adopting FAS No. 123(R) on:
Operating earnings	$988
Earnings before income taxes	988
Net earnings	592
Net earnings per share:
Basic	$0.02
Diluted	$0.01

At December 31, 2006, CTS had five equity-based compensation plans: the 1988 Restricted Stock and Cash Bonus Plan (1988 Plan), the 1996 Stock Option Plan (1996 Plan), the 2001 Stock Option Plan (2001 Plan), the Nonemployee Directors’ Stock Retirement Plan (Directors’ Plan), and the 2004 Omnibus Long-Term Incentive Plan (2004 Plan). All of these plans, except the Directors’ Plan were approved by shareholders. As of December 2004, additional grants can only be made under the 2004 Plan. CTS believes that equity-based awards align the interest of employees with those of its shareholders.
The 2004 Plan, and previously the 1996 Plan and 2001 Plan, provide for grants of incentive stock options or nonqualified stock options to officers, key employees, and nonemployee members of CTS’ Board of Directors. In addition, the 2004 Plan allows for grants of stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock awards.
The following table summarizes the compensation expense included in the Consolidated Statement of Earnings for the years, ending December 31, 2006, 2005, and 2004 relating to equity-based compensation plans:

	Year Ended December 31
($ in thousands)	2006	2005	2004

Stock options(1)	$1,033	$101	$223
Restricted stock units	2,826	2,289	766
Restricted stock	212	478	680

Total	$4,071	$2,868	$1,669

(1)	Stock option expense includes $45, $101 and $223 ending December 31, 2006, 2005, and 2004, respectively, related to non-employee director stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

32 cts corporation

The following table summarizes the plan status as of December 31, 2006:

	2004 Plan	2001 Plan	1996 Plan

Awards originally available	6,500,000	2,000,000	1,200,000
Stock options outstanding	332,000	887,963	306,900
Restricted stock units outstanding	658,138	—	—
Awards exercisable	113,788	806,413	294,200
Awards available for grant	5,372,011	—	—

Stock Options
Stock options are exercisable in cumulative annual installments over a maximum 10-year period, commencing at least one year from the date of grant. Stock options are generally granted with an exercise price equal to the market price of the Company’s stock on the date of grant. The stock options generally vest over four years and have a 10-year contractual life. The awards generally contain provisions to either accelerate vesting or allow vesting to continue on schedule upon retirement if certain service and age requirements are met. The awards also provide for accelerated vesting if there is a change in control event.
The Company estimates the fair value of the stock option on the grant date using the Black-Scholes option-pricing model and assumptions for expected price volatility, option term, risk-free interest rate, and dividend yield. Expected price volatilities are based on historical volatilities of the Company’s stock. The expected option term is derived from historical data on exercise behavior. The range of option terms shown below results from certain groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	Year Ended December 31
($ in thousands)	2006	2005	2004

Expected volatility	53.3%-58.2%	52.4%	61.8%- 69.9%
Weighted-average expected volatility	54.1%	52.4%	65.3%
Expected dividends	0.9%	1.1%	1.1%
Expected term	4.0-10.0 years	10.0 years	4.5 years
Weighted-average risk-free rate	5.1%	4.1%	2.9%

The increase in the expected life assumption from 2004 to 2005 reflects a greater proportion of stock options being awarded to officers who have historically held stock options for their full term.
A summary of the status of stock options as of December 31, 2006, and changes during the year then ended, is presented below (in thousands of dollars except per share amounts):

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
Options	Shares	Price	Term	Value

Outstanding at January 1, 2006	1,567,499	$15.93
Granted	93,000	13.68
Exercised	(68,186)	8.43
Expired or Forfeited	(65,450)	22.44

Outstanding at December 31, 2006	1,526,863	$15.88	5.9 years	$5,848

Exercisable at December 31, 2006	1,185,963	$17.13	5.2 years	$4,428

The weighted-average grant-date fair value of options granted during the years 2006, 2005, and 2004 was $6.53, $6.50, and $5.90, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004 was $0.4 million, $0.1 million, and $0.1 million, respectively. The exercise price of options granted during the years ended December 31, 2006, 2005, and 2004 equaled the trading price of the Company’s stock on the grant date.
A summary of the nonvested stock options as of December 31, 2006, and changes during the year then ended, is presented below:

	2006

		Weighted-
		Average
($ in thousands,		Grant-Date
except per share amounts)	Options	Fair Value

Nonvested at January 1, 2006	488,943	$5.35
Granted	93,000	6.53
Vested	(231,493)	4.74
Forfeited	(9,550)	4.56

Nonvested at December 31, 2006	340,900 (1)	$6.11

(1)	Based on historical experience, CTS currently expects approximately 329,000 of these options to vest.
The total fair value of options vested during the years ended December 31, 2006, 2005, and 2004 was approximately $1.1 million, $2.9 million, and $2.6 million, respectively. As of December 31, 2006, there was $0.6 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

cts corporation 33

recognized over a weighted-average period of 1.4 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.
The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable

		Weighted-
		Average
	Number	Remaining	Weighted-	Number	Weighted-
Range of	Outstanding	Contractual	Average	Exercisable	Average
Exercise	at	Life	Exercise	at	Exercise
Prices	12/31/06	(Years)	Price	12/31/06	Price

$7.70 - 11	.11 866,013	6.6	$9.39	630,113	$8.97
13.68 - 16	.24 237,800	6.9	14.10	132,800	14.34
23.00 - 33	.63 318,800	4.0	24.58	318,800	24.58
35.97 - 50	.00 102,750	3.7	47.00	102,750	47.00
56.94 - 79	.25 1,500	2.8	64.38	1,500	64.38
Restricted Stock Units
Stock settled restricted stock units (RSUs) entitle the holder to receive one share of common stock for each unit when the unit vests. RSUs are issued to officers and key employees and non-employee directors as compensation. Generally, the RSUs vest over a five-year period.
RSUs granted to non-employee directors vest one month after granted. Upon vesting, the non-employee directors elect to either receive the stock associated with the RSU immediately, or defer receipt of the stock until their retirement from the Board of Directors. The fair value of the RSUs is equivalent to the trading value of the Company’s stock on the grant date.
A summary of RSU activity as of December 31, 2006, and changes during the year then ended, is presented below (in thousands of dollars except per share amounts):

				Weighted-
		Weighted-	Weighted-	Average
		Average	Average	Remaining	Aggregate
		Exercise	Grant Date	Contractual	Intrinsic
RSUs	Units	Price	Fair Value	Term	Value

Outstanding at January 1, 2006	525,898	$—	$11.49
Granted	258,500	—	13.80
Converted	(101,010)	—	11.24
Forfeited	(25,250)	—	11.44

Outstanding at December 31, 2006	658,138	$—	$12.21	4.3 years	$2,143

Convertible at December 31, 2006	28,438	$—	$12.85	21.4 years	$81

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2006, 2005, and 2004 was $13.80, $11.82, and $11.08, respectively. The total intrinsic value of RSUs converted during the years ended December 31, 2006 and 2005 was $0.5 million, and less than $0.1 million, respectively. No RSUs were converted in 2004.
A summary of the nonvested RSUs as of December 31, 2006, and changes during the year then ended, is presented below:

		Weighted-
		Average
		Grant Date
	RSUs	Fair Value

Nonvested at January 1, 2006	507,460	$11.43
Granted	258,500	13.80
Vested	(111,010)	11.31
Forfeited	(25,250)	11.44

Nonvested at December 31, 2006	629,700	$12.42

The total fair value of RSUs vested during the years ended December 31, 2006 and 2005 was approximately $1.3 million and $1.0 million, respectively. As of December 31, 2006, there was $4.1 million of unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted-average period of 1.7 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

34 cts corporation

Restricted Stock and Cash Bonus Plan
CTS’ 1988 Plan originally reserved 2,400,000 shares of CTS’ common stock for sale at market price, or award, to key employees. Under the 1988 Plan, 32,666 shares of Restricted Stock were outstanding as of December 31, 2006. Shares sold or awarded are subject to restrictions against transfer and repurchase rights of CTS. In general, restrictions lapse at the rate of 20% per year beginning one year from the grant date. In addition, the 1988 Plan provides for a cash bonus to the participant equal to the fair market value of shares on the dates restrictions lapse, in the case of an award. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award. As of December 31, 2006, there was $0.2 million of total unrecognized compensation cost related to nonvested Restricted Stock. That cost is expected to be recognized over a weighted-average period of 1.1 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.
Stock Retirement Plan
The Directors’ Plan provided for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. The Directors’ Plan was frozen effective December 1, 2004. All future grants will be from the 2004 Plan.
NOTE K — Income Taxes
Earnings before income taxes consist of the following:

		2005
($ in thousands)	2006	(as restated)	2004

Domestic	$11,584	$11,335	$2,921
Non-U.S.	19,082	21,661	22,996

Total	$30,666	$32,996	$25,917

Significant components of income tax provision (benefit) are as follows:

		2005
($ in thousands)	2006	(as restated)	2004

Current:
Federal	$318	$(1,419)	$—
State	365	578	563
Non-U.S.	3,903	4,818	5,245

Total Current	4,586	3,977	5,808

Deferred:
Federal	886	5,535	(3,100)
State	939	800	1,654
Non-U.S.	58	1,928	1,599

Total Deferred	1,883	8,263	153
Total Provision (Benefit) for Income Taxes	$6,469	$12,240	$5,961

Significant components of the CTS’ deferred tax liabilities and assets at December 31, 2006 and 2005 are:

		2005
($ in thousands)	2006	(as restated)

Pensions	$38,345	$56,367
Depreciation	4,075	124
Other	2,572	7,883

Gross deferred tax liabilities	$44,992	$64,374

Postretirement benefits	1,792	1,821
Inventory reserves	1,112	1,419
Loss carryforwards	74,590	81,681
Credit carryforwards	12,173	7,826
Nondeductible accruals	10,215	7,507
Research expenditures	8,775	5,974
Other	2,433	2,613

Gross deferred tax assets	111,090	108,841

Net deferred tax assets	66,098	44,467
Deferred tax asset valuation allowance	(17,207)	(17,133)

Total	$48,891	$27,334

At each reporting period, the Company assesses the ultimate realizability of its net deferred tax assets, including deferred tax assets associated with accumulated net operating losses in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

cts corporation 35

various jurisdictions in which it operates. In assessing the ultimate realizability of its net deferred tax assets, the Company considers its past performance, available tax strategies, and expected future taxable income during the tax loss and credit carryforward periods.
Generally, the Company assesses that it is more likely than not its net tax assets will be realized during the available carryforward periods. The Company has determined, however, that a valuation allowance of $17.2 million should be provided for certain deferred tax assets. The $0.1 million increase in the valuation allowance from December 31, 2005 to December 31, 2006 is due to an increase in the valuation allowance related to foreign tax credits of $3.3 million, a decrease in the valuation allowance related to state net operating and credit carryforwards of $1.7 million, and a net decrease in operating loss carryforwards in certain foreign jurisdictions of $1.5 million. As of December 31, 2006, the $17.2 million valuation allowance includes $6.9 million for state net operating loss and credit carryforwards, $5.5 million in foreign tax credit carryforwards, and $4.8 million related to net operating losses.
The overall effective income tax rate (expressed as a percentage of income before income taxes) varied from the U.S. Statutory income tax rate as follows:

		2005
	2006	(as restated)	2004

Taxes at the U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	2.8%	1.5%	5.6%
Non-US income taxed at rates different than the U.S. statutory rate	(15.6)%	(8.6)%	(13.6)%
Tax exempt earnings	(0.4)%	(0.4)%	(0.5)%
Benefit of scheduled tax credits and adjustment of valuation allowance	(1.2)%	(4.4)%	(4.0)%
Other	0.5%	1.0%	0.5%

Tax rate before the benefit of reversal of reserves and HIA dividend	21.1%	24.1%	23.0%
Tax Benefit, reversal of reserves	0.0%	(5.1)%	0.0%
Tax expense, HIA dividend income	0.0%	18.1%	0.0%

Effective income tax rate	21.1%	37.1%	23.0%

During 2006, CTS changed its effective tax rate from 37.1% to 21.1%. CTS’ 2005 tax rate before the benefit of release of reserves and expense of the HIA dividend was 24.1%. The lower tax rate reflects the increased percentage of profits reported in lower-tax foreign jurisdictions.
In certain taxing jurisdictions, CTS business operations continue to qualify for income tax holidays. As a result, certain earnings of CTS are subject to tax at reduced rates for a specific period of time. These tax holidays, unless extended, are scheduled to expire in 2009-2011.
At December 31, 2006, no provision had been made for U.S federal and state income taxes on approximately $141 million of foreign earnings, which are expected to be permanently reinvested outside of the United States indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to possible adjustments for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries determination of the amount of unrecognized deferred U.S. tax liability is not practical because of the complexities associated with the related calculation.
No valuation allowance was recorded in 2006 against the U.S. federal net deferred tax assets, including the U.S. federal net operating loss carryforward asset of $56 million expiring in 2021-2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2005 through 2013. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product line consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not will realize the benefits of its U.S. net deferred tax assets.
NOTE L — Capital Stock
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

36 cts corporation

NOTE M — Treasury Stock
Common stock held in treasury at December 31, 2006 totaled 17,895,708 shares with a cost of $269.5 million, compared to 17,717,657 shares with a cost of $267.1 million at December 31, 2005.
In November 2005, CTS’ Board of Directors authorized a program to repurchase up to one million shares of CTS common stock. The authorization expires June 30, 2007. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2006, CTS repurchased 170,600 shares of common stock at a total cost of $2.3 million. At December 31, 2006, CTS was authorized to repurchase approximately 690,000 additional shares.
NOTE N — Segments
FAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires companies to provide certain information about their operating segments. CTS has two reportable segments: 1) Electronics Manufacturing Services (EMS) and 2) Components and Sensors.
EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. Additionally for some customers CTS provides full turnkey manufacturing and completion including design, bill-of-material, management, logistics, and repair.
Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; terminators, including ClearONEtm terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets, and fabricated piezo-electric materials and substrates used primarily in medical and industrial markets.
The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon operating earnings before restructuring and restructuring-related charges, interest, and income taxes.
Summarized financial information concerning CTS’ reportable segments for the years end December 31, 2006, 2005, and 2004 is shown in the following table:

		Components &
($ in thousands)	EMS	Sensors		Total

2006
Net sales to external customers	$385,744	$269,870		$655,614
Segment operating earnings	6,179	30,963		37,142
Total assets	169,623	358,210		527,833
Depreciation and amortization	6,843	18,053		24,896
Capital expenditures	6,057	9,730		15,787
2005 (as restated)
Net sales to external customers	$364,458	$253,026		$617,484
Segment operating earnings	7,705	30,227	(1)	37,932
Total assets	159,822	374,007		533,829
Depreciation and amortization	6,649	20,410		27,059
Capital expenditures	5,844	9,165		15,009
2004
Net sales to external customers	$270,334	$260,982		$531,316
Segment operating earnings	7,817	23,311	(1)	31,128
Total assets	99,757	422,420		522,177
Depreciation and amortization	3,520	22,562		26,082
Capital expenditures	2,887	9,824		12,711

(1)	Includes $3.1 million and $3.9 million of gain on asset sales in 2005 and 2004, respectively.
Reconciling information between reportable segments’ operating earnings and CTS’ consolidated pre-tax income is shown in the following table:

	Year Ended December 31,

		2005
($ in thousands)	2006	(as restated)	2004

Total segment operating earnings	$37,142	$37,932	$31,128
Interest expense	(3,654)	(5,902)	(5,535)
Interest income	934	1,300	922
Other income (expense)	568	(334)	(598)
Restructuring and restructuring-related charges — Components and Sensors	(3,849)	—	—
Restructuring charge — EMS	(475)	—	—

Earnings before income taxes	$30,666	$32,996	$25,917

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

cts corporation 37

Financial information relating to CTS’ operations by geographic area was as follows:

	Year Ended December 31,
($ in thousands)	2006	2005	2004

Net Sales
United States	$263,097	$278,397	$197,557
Singapore	173,118	143,815	66,989
United Kingdom	82,178	87,411	122,129
China	77,713	66,528	105,196
Canada	40,277	27,303	28,468
Other non-U.S.	19,231	14,030	10,977

Consolidated net sales	$655,614	$617,484	$531,316

Sales are attributed to countries based upon the origin of the sale.

	Year Ended December 31,
		2005
($ in thousands)	2006	(as restated)	2004

Long-Lived Assets
United States	$24,296	$38,487	$42,016
China	35,560	37,254	40,659
United Kingdom	15,637	16,493	14,990
Singapore	9,845	7,550	7,319
Canada	5,373	5,545	5,292
Taiwan	2,065	1,880	2,008
Other non-U.S.	3,692	2,444	211

Consolidated long-lived assets	$96,468	$109,653	$112,495

The EMS segment revenues from Hewlett-Packard represented $143.2 million, or 37%, $173.3 million, or 48%, and $177.3 million, or 66%, of the segment’s revenue for the years ended December 31, 2006, 2005, and 2004, respectively. EMS segment revenues from Motorola were $51.4 million, or 13%, $40.3 million, or 11%, and $60.9 million, or 23%, of the segment’s revenue for the years ended December 31, 2006, 2005, and 2004, respectively.
NOTE O — Contingencies
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
NOTE P — Leases
CTS incurred approximately $5.7 million of rent expense in 2006, $8.1 million in 2005, and $7.1 million in 2004. The future minimum lease payments under the Company’s operating leases are $5.6 million in 2007, $4.6 million in 2008, $4.3 million in 2009, $3.0 million in 2010, $2.3 million in 2011, and $2.7 million thereafter.
During 2006, CTS entered into a sales/ leaseback agreement related to its Albuquerque facility. The building, which had a net book value of $8.8 million, was sold for net proceeds of $12.5 million. A portion of the building was leased back under a five-year operating lease. At the close of the transaction, CTS recognized approximately $0.7 million of the gain on the sale in 2006. The remaining gain of $3.0 million was deferred and is being amortized over the term of the operating lease.
NOTE Q — Restructuring Charges
In January 2006, CTS announced its intention to consolidate its Berne, Indiana manufacturing operations into three of its other existing facilities. Automotive product operations at Berne were transferred to CTS’ automotive facilities in Matamoros, Mexico and Elkhart, Indiana. Electronic components operations in Berne were moved to CTS’ Singapore facility. The Berne facility is currently being marketed for sale. As of December 31, 2006, the Berne consolidation process was substantially completed, with all expected charges recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

38 cts corporation

The following table displays the planned costs associated with the Berne consolidation, as well as a summary of the actual costs incurred through December 31, 2006:

		Actual incurred
		through
($ in millions)	Planned Costs	December 31, 2006

Workforce reduction	$3.1	$2.6
Postemployment obligation curtailment, net — Note H	0.2	0.2
Other	0.1	0.1

Restructuring charge	3.4	2.9
Equipment relocation	0.3	0.5
Other employee related costs	0.3	0.5

Restructuring-related costs	0.6	1.0

Total restructuring and restructuring-related costs	$4.0	$3.9

Additionally, during 2006, CTS recorded a pre-tax restructuring charge of $0.4 million, or $0.3 million after-tax and $0.01 per diluted share, when it revised its estimate of the fair value of the remaining net liability of the operating lease for the idle Marlborough facility.
Of the restructuring and restructuring-related costs, $3.9 million relates to the Components and Sensors segment and $0.4 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statement of Earnings and the restructuring-related costs are included in cost of goods sold.
The following table displays the restructuring reserve activity for the Berne consolidation for the year ending December 31, 2006:

($ in millions)

Restructuring liability at January 1, 2006	$—
2006 charge	3.9
Costs paid	(3.7)

Restructuring liability at December 31, 2006	$0.2

cts corporation 39

CTS CORPORATION
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at
	Beginning of	Charged to	Charged to				Balance at
	Period	Expense	Other Accounts		Deductions		End of Period

	(In thousands of dollars)
Year ended December 31, 2006:
Allowance for doubtful accounts	$2,373	$883	$—		$(1,117	) (1)	$2,139

Inventory reserve provision	$6,187	$3,184	$—		$(3,943)		$5,428

Year ended December 31, 2005:
Allowance for doubtful accounts	$1,450	$577	$426	(2)	$(80)		$2,373

Inventory reserve provision	$5,648	$2,883	$857	(2)	$(3,201)		$6,187

Year ended December 31, 2004:
Allowance for doubtful accounts	$1,585	$—	$—		$(135)		$1,450

Inventory reserve provision	$8,513	$1,612	$—		$(4,477)		$5,648

(1)	Majority of deductions relates to the write-off of receivables due from Delphi Automotive Systems, which declared Chapter 11 bankruptcy.

(2)	Amounts relate to the acquisition of SMTEK International, Inc. Refer also to Note C, “Acquisition,” appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15(1)(1) and (2).

40 cts corporation

Shareholder Information
(In thousands of dollars except per share data)
Quarterly Results of Operations
(Unaudited)

	Net	Gross	Operating	Net
	Sales	Margins	Earnings	Earnings

2006
4th quarter(1)	$173,520	$29,916	$9,141	$7,651
3rd quarter(2) (as restated)	165,676	29,105	8,524	6,247
2nd quarter (as restated)	165,925	31,768	7,556	5,259
1st quarter (as restated)	150,493	30,041	7,597	5,040

	$655,614	$120,830	$32,818	$24,197

2005
4th quarter(3) (as restated)	$154,598	$31,454	$13,469	$7,495
3rd quarter (as restated)	149,210	28,253	8,471	5,932
2nd quarter(4)	158,346	32,292	10,321	3,942
1st quarter	155,330	28,215	5,671	3,387

	$617,484	$120,214	$37,932	$20,756

Per Share Data
(Unaudited)

			Dividends	Net Earnings
	High(5)	Low(5)	Declared	Basic	Diluted

2006
4th quarter(1)	$16.23	$13.55	$0.03	$0.21	$0.20
3rd quarter(2)(as restated)	15.00	13.35	0.03	0.17	0.16
2nd quarter (as restated)	14.89	12.26	0.03	0.15	0.14
1st quarter (as restated)	13.38	11.06	0.03	0.14	0.13

			$0.12	$0.68	$0.63

2005
4th quarter(3)(as restated)	$12.53	$10.91	$0.03	$0.21	$0.19
3rd quarter (as restated)	13.40	11.15	0.03	0.16	0.15
2nd quarter(4)	13.16	10.13	0.03	0.11	0.10
1st quarter	14.10	11.29	0.03	0.09	0.09

			$0.12	$0.57	$0.53

(1)	The fourth quarter of 2006 reflects a reduction in the effective tax rate from 24.1% to 21.1%. The reduction was primarily due to an increased percentage of profits reported in lower-tax foreign jurisdictions.

(2)	The third quarter of 2006 includes a pre-tax gain of $0.7 million, or $0.6 million after-tax and $0.07 per diluted share, relating to the sale/leaseback of the Albuquerque building.

(3)	The fourth quarter of 2005 includes $1.5 million, or $0.03 per diluted share, of tax expense relating to the repatriation of foreign cash to the United States under the provisions of the American Jobs Creation Act of 2004 and $0.7 million of tax expense, or $0.02 per diluted share, relating to an increase in the tax rate before the benefit of reversal of reserves and HIA dividends from 23% to 25%.

(4)	The second quarter of 2005 includes $4.5 million, or $0.11 per diluted share, of tax expense relating to the repatriation of foreign cash to the United States under the provisions of the American Jobs Creation Act of 2004 and $1.7 million of tax benefit, or $0.04 per diluted share, relating to the reversal of income tax reserves due to the successful resolution of tax issues in certain foreign jurisdictions.

(5)	The market prices of CTS common stock presented reflect the highest and lowest sales prices on the New York Stock Exchange for each quarter of the last two years.

cts corporation 41

Five-Year Summary
(In thousands of dollars except per share and other data)

		% of	2005 (as	% of		% of		% of		% of
	2006	Sales	restated)	Sales	2004	Sales	2003	Sales	2002	Sales

Summary of Operations
Net sales	$655,614	100.0	$617,484	100.0	$531,316	100.0	$462,987	100.0	$457,804	100.0
Cost of goods sold	534,784	81.6	497,270	80.5	421,560	79.3	366,275	79.1	366,775	80.1
Selling, general and administrative expenses	67,720	10.3	64,812	10.5	61,174	11.5	54,390	11.8	59,467	13.0
Research and development expenses	15,873	2.4	17,092	2.8	19,063	3.6	21,476	4.6	24,118	5.3
Amortization of intangible assets	3,193	0.5	3,443	0.6	2,311	0.4	2,467	0.5	3,870	0.8
Gain on asset sales	(2,142)	(0.3)	(3,065)	(0.5)	(3,920)	(0.7)	—	—	—	—
Restructuring and impairment charges	3,368	0.5	—	—	—	—	4,563	1.0	18,343	4.0

Operating earnings (loss)	32,818	5.0	37,932	6.1	31,128	5.9	13,816	3.0	(14,769)	(3.2)
Other expense — net	(2,152)	(0.3)	(4,936)	(0.8)	(5,211)	(1.0)	(7,568)	(1.6)	(9,031)	(2.0)

Earnings (loss) before income taxes	30,666	4.7	32,996	5.3	25,917	4.9	6,248	1.4	(23,800)	(5.2)
Income tax expense (benefit)	6,469	1.0	12,240	2.0	5,961	1.1	(6,327)	(1.3)	(5,950)	(1.3)

Net earnings (loss)	24,197	3.7	20,756	3.3	19,956	3.8	12,575	2.7	(17,850)	(3.9)
Retained earnings — beginning of year	295,478		279,064		263,430		255,085		276,988
Dividends declared	(4,305)		(4,342)		(4,322)		(4,230)		(4,053)

Retained earnings — end of year	$315,370		$295,478		$279,064		$263,430		$255,085

Net earnings (loss) per share:
Basic:	$0.68		$0.57		$0.56		$0.36		$(0.54)
Diluted:	$0.63		$0.53		$0.53		$0.36		$(0.54)

Average basic shares outstanding (000’s)	35,826		36,307		35,910		34,723		33,148
Average diluted shares outstanding (000’s)	40,228		40,960		38,893		34,989		33,148
Cash dividends per share	$0.12		$0.12		$0.12		$0.12		$0.12
Capital expenditures	15,787		15,099		12,711		9,044		12,833
Depreciation and amortization	24,896		27,059		26,082		33,605		43,373

Financial Position at Year End
Current assets	$227,620		$179,716		$204,146		$164,766		$152,334
Current liabilities	125,681		121,323		102,961		95,689		134,556
Current ratio	1.8 to 1		1.5 to 1		2.0 to 1		1.7 to 1		1.1 to 1
Working capital	$101,939		$58,393		$101,185		$69,077		$17,778
Inventories	60,543		60,629		42,734		31,925		36,262
Property, plant and equipment — net	96,468		109,653		112,495		122,481		148,632
Total assets	527,833		533,829		522,177		482,250		490,032
Short-term notes payable	5,425		13,299		3,311		—		—
Long-term debt	60,821		68,457		94,150		75,880		67,000
Long-term obligations, including long-term debt	83,315		84,577		105,669		87,013		78,501
Shareholders’ equity	319,023		328,093		310,704		294,191		265,020
Common shares outstanding (000’s)	35,823		35,859		35,909		36,067		34,101
Equity (book value) per share	$8.91		$9.16		$8.65		$8.16		$7.77

Other Data
Stock price range	$16.23-11.06		$14.10-10.13		$15.85-9.90		$14.94-4.90		$19.56-3.65
Number of employees	4,977		4,902		4,487		5,041		5,313
Number of shareholders at year-end	1,647		1,683		1,628		1,527		1,585