Form 10-K, Exhibit 13
period 2007-12-31
CTS CORP
filed 2008-02-28
CIK 26058

CTS Corporation
Form 10-K 2007

EXHIBIT (13)

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2005-2007)

Overview
CTS Corporation (“CTS”, “we”, “our”, “us” or “the Company”) is a global manufacturer of components and sensors used primarily in the automotive, communications, and computer markets. The Company also provides electronic manufacturing solutions, including design and supply chain management functions, primarily serving the communications, computer, industrial, medical, and defense and aerospace markets under contract arrangements with the original equipment manufacturers (“OEMs”).  Sales and marketing are accomplished through our sales engineers, independent manufacturers’ representatives, and distributors.

Total sales in 2007 of $685.9 million were reported through two segments, Electronics Manufacturing Services (“EMS”) and Components and Sensors, which represented 59.1% and 40.9% of total sales in 2007, respectively.  In 2006, EMS contributed 58.8% of total sales while Components and Sensors contributed 41.2% of total sales.

In 2007, we experienced a year-over-year sales increase and improved net earnings from 2006.  During 2007, we continued to focus on three key priorities: (1) improving profitability concurrently with growing sales; (2) diversification of our customer base and markets and (3) new product introductions and design wins to drive future revenue growth.  During 2007, we continued to see growth in certain of our existing served markets, as well as new business awards from existing and new customers.

As discussed in more detail throughout the MD&A:

•
Our revenues increased 4.6% in 2007 compared to 2006, following a 6.2% sales growth in 2006 compared to 2005.  Sales in the EMS segment increased by 5.2% due to strong growth in industrial and defense and aerospace and communications markets, partially offset by lower sales in computer and medical markets, while sales in the Components and Sensors segment increased by 3.8%, primarily driven by automotive new product demand and higher sales for infrastructure applications.

•
Gross margins in 2007 increased $11.9 million from 2006 primarily due to the contribution from higher sales volume and improved operational efficiencies in both segments.  Gross margins as a percent of sales were 19.3% in 2007 compared to 18.4% in 2006.  Within the EMS segment, margins were favorably impacted by improved product mix as we continue to increase focus on sales to target markets.  Within the Components and Sensors segment, unfavorable product mix and lower royalty income negatively impacted margins.

•
Selling, general and administrative and research and development expenses increased as a percent of sales to 14.3% in 2007 from 13.2% in 2006.  During 2007, expenses increased $11.2 million, primarily due to higher legal and accounting fees and higher compensation expenses.  The increase also reflects a favorable insurance claim settlement of $1.5 million in 2006.

•
Operating earnings in 2007 decreased slightly to $32.3 million, or 4.7% of sales, from $32.8 million, or 5.0% of sales, in 2006 primarily due to higher selling, general and administrative expenses, as discussed above, offset by higher gross margins.  Included in operating earnings were $2.6 million and $3.9 million of restructuring and restructuring-related costs for the years ended December 31, 2007 and December 31, 2006, respectively.

•	In 2007, our effective tax rate increased to 21.75% from 21.10% in 2006. Interest and other income in 2007 was $0.2 million versus an expense of $2.2 million in 2006.

•
Net earnings increased to $25.4 million in 2007 from $24.2 million in 2006. Diluted earnings per share were $0.66 in 2007 and $0.63 in 2006. Excluding the restructuring and restructuring-related charges in 2007 and 2006, the adjusted diluted earnings per share were $0.71 in 2007 and 2006.

The following table provides a reconciliation of diluted earnings per share to adjusted diluted earnings per share:

	Year Ending December 31,
	2007	2006
Diluted earnings per share	$0.66	$0.63
Tax affected charges to reported earnings per share:
Restructuring and restructuring-related charges	0.05	0.08
Adjusted diluted earnings per share	$0.71	$0.71

Adjusted diluted earnings per share is a non-GAAP financial measure.  The most directly comparable GAAP financial measure is diluted earnings per share.  We calculate adjusted diluted earnings per share to exclude the per share impact of restructuring and restructuring-related charges.  We exclude these items because they are discrete events that significantly impact comparable GAAP financial measures and distort an evaluation of our normal operating performance.  We use adjusted diluted earnings per share to evaluate overall performance, establish plans and perform strategic analyses.  Using adjusted diluted earnings per share avoids distortion in the evaluation of operating results by eliminating the impact of events that are not related to normal operating performance.  Because adjusted diluted earnings per share is based on the exclusion of specific items, it may not be comparable to measures used by other companies which have similar titles.  Our management compensates for this limitation when performing peer comparisons by evaluating both GAAP and non-GAAP financial measures reported by peer companies.  We believe that adjusted diluted earnings per share is useful to our management, investors and stakeholders in that it:

•	provides a truer measure of our operating performance,
•	reflects the results used by management in making decisions about the business, and
•	helps review and project our performance over time.

We recommend that investors consider both actual and adjusted diluted earnings per share in evaluating the our performance with peer companies.

Critical Accounting Policies

Our MD&A is based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities.  We evaluate our estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances.  Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

Our served markets are characterized by rapid technological change and frequent new product introductions and enhancements.  These characteristics, along with global economic conditions, are risks that require management judgment when determining appropriate accounting decisions.  Management believes that judgment and estimates related to the following critical accounting policies could materially affect our consolidated financial statements:

Estimating inventory valuation reserves, the allowance for doubtful accounts and other accrued liabilities

Management makes estimates of the carrying value of our inventory based upon historical usage, new product introductions and projected customer purchase levels.  The ever-changing technology environment of the served markets affects these estimates.  Similarly, management makes estimates of the collectability of our accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.  Finally, we are involved in litigation in the normal course of business and are regulated under a number of environmental and safety laws.  Accruals for known exposures are established based on management’s best estimate after considering the advice of legal counsel.

Valuation of long-lived and intangible assets, goodwill and depreciation/amortization periods

We assess the carrying value of long-lived and intangible assets and the remaining useful lives whenever events or changes in circumstances indicate the carrying value may not be recoverable or the estimated useful life may no longer be appropriate.  Factors considered important that could trigger this review include significant decreases in operating results, significant changes in our use of the assets, competitive factors and the strategy of our business, and significant negative industry or economic trends.  We cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on the reported asset values.  Such events may include strategic decisions made in response to the economic conditions relative to product lines, operations and the impact of the economic environment on our customer base.

When we determine that the carrying value of long-lived and intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use of those assets, an impairment charge to record the assets at fair value may be recorded.  Impairment is measured based on fair values utilizing estimated discounted cash flows, published third-party sources, third-party offers and information furnished by third-party brokers/dealers.

Goodwill is measured as the excess of cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed.  We perform goodwill impairment tests at least on an annual basis.  We had goodwill of $24.7 million at December 31, 2007 and December 31, 2006.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, or FAS 109, Accounting for Income Taxes, as clarified by FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”).  Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.  Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year.  In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies.  If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required.  Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of FAS No. 109.

FIN 48 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit.  For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates.  We must also estimate our current tax exposure for situations where taxing authorities would assert tax positions different than those we have taken.  Such uncertain tax provisions are routinely reviewed and adjusted when required to reflect changes in estimates based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations.  We estimate our income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future.  The valuation allowance is based on our estimates of taxable income in each jurisdiction in which we operate and the period over which the deferred tax assets will be recoverable.

No valuation allowance was recorded in 2007 against the U.S. federal operating loss carryforwards expiring in 2021 through 2024.  These carryforwards result in a deferred tax asset of $55 million.  The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2008 through 2016.  Those projections applied taxable income estimates consistent with historical earnings patterns of our traditional automotive and electronic component product lines and a return to levels of profitability in our communication component product lines consistent with management and independent consensus views of the moderate recovery expected in the markets we serve.  Management believes that, based upon the historical operating performance of our business units and the successful cost reduction efforts, we will more likely than not realize the benefits of our U.S. net deferred tax assets.

The annual effective income tax rate is based on our current legal organization and forecasted earnings in the various taxing jurisdictions in which we operate.  Changes in our legal organization, the amount or the location of global earnings could impact our future effective income tax rate.  In 2007, our effective tax rate increased to 21.75% from 21.10% in 2006.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and the pension benefit obligation. After considering the recommendations of our actuaries, we have assumed a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining our annual pension income and expense and the projected benefit obligation.  Experience gains/losses arising from any variance between the expected rate of return of plan assets and the actual results are amortized over periods ranging from five to twenty-one years.  During the fourth quarter of each year, we review our actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.  Changes in the actuarial assumptions could have a material affect on our results of operations in future years.

For 2007, we had a weighted-average discount rate of 5.71% for pension income and expense.  The discount rate on our domestic plans was 6.50% at January 1, 2008.  The range of discount rates utilized by our foreign plans changed from 2.50% - 5.20% in 2007 to 2.75% - 6.00% in 2008.

The expected return on domestic plan assets at January 1, 2008 remained at 8.50% and the range of expected returns on foreign plan assets increased to 2.75% - 7.13% in 2008.  We expect these changes in actuarial assumptions will increase 2008 consolidated pension income by approximately $3.0 million.

Equity-Based Compensation

Effective January 1, 2006, we adopted the provisions of FAS No. 123(R) that required us to recognize the expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings.  We elected to follow the modified prospective transition method allowed by FAS No. 123(R), and, therefore, only applied the provisions of FAS No. 123(R) to awards modified or granted after January 1, 2006.  In addition, for awards that were unvested as of January 1, 2006, we are recognizing compensation expense in the Consolidated Statements of Earnings over the remaining vesting period.  Prior to January 1, 2006, we accounted for equity-based compensation using the intrinsic value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees”.

FAS No. 123(R) requires companies to estimate the fair value of stock option awards on the date of grant using an option-pricing model.  We use the Black-Scholes option-pricing model.  A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield.  These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of the Company’s common stock.  The expected option term is derived from historical data on exercise behavior.  Different expected option terms result from different groups of employees exhibiting different behavior.  The dividend yield is based on historical dividend payments.  The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.  The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Earnings.  Our stock options primarily have a graded-vesting schedule.  We recognize expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Results of Operations

Segment Discussion

Refer to Note M, “Segments”, for a description of the Company’s segments.

The following table summarizes net sales and operating earnings by segment:

($ in thousands)	EMS	Components & Sensors	Total
2007
Net sales to external customers	$405,708	$280,237	$685,945
Segment operating earnings	$10,175	$24,716	$34,891
% of segment sales	2.5%	8.8%	5.1%

2006
Net sales to external customers	$385,744	$269,870	$655,614
Segment operating earnings	$6,179	$30,963	$37,142
% of segment sales	1.6%	11.5%	5.7%

2005
Net sales to external customers	$364,458	$253,026	$617,484
Segment operating earnings	$7,705	$30,227 (1)	$37,932
% of segment sales	2.1%	11.9%	6.1%
_________________________
(1)	Includes $3.1 million of gain on sale of excess equipment and disposition of Low Temperature Co-fired Ceramic (“LTCC”) business assets.

Components and Sensors Segment Discussion

Sales in the Components and Sensors segment in 2007 increased $10.4 million, or 3.8%, from 2006.  The increase was primarily due to higher sales of automotive products of $15.4 million and increased sales in communication infrastructure applications, while sales of certain electronic component legacy resistor products were lower.

Segment operating earnings decreased by $6.2 million, or 20.2%, from the prior year.  Major drivers in the year-over-year decrease were higher legal and accounting expenses, lower fixed asset gains, lower royalty income, and a favorable insurance settlement received in the first quarter of 2006.

In 2007, CTS recorded pension income of $4.5 million, compared to $4.0 million of pension income recorded in 2006.  The pension income results primarily from U.S. pension plans that have assets in excess of projected benefit obligations.  The primary factors contributing to the increase in pension income were higher expected returns on the plan assets and changes in actuarial assumptions.

Sales in the Components and Sensors segment in 2006 increased $16.8 million, or 6.7%, from 2005.  The increase was primarily due to higher sales of automotive products of $19.0 million, higher sales of communication infrastructure products of $7.4 million and increases in other electronic component sales, offset by lower sales into mobile handset applications of $8.4 million, as we continued  to de-emphasize sales of these products, and the reduction of sales associated with the divestiture of the LTCC business in 2005.

Segment operating earnings in 2006 increased by $0.7 million, or 2.4%, from 2005. Drivers of the year-over-year increase were the margin contribution from the higher sales volume, operational savings related to the divestiture of the LTCC business in 2005, a year-over-year reduction in severance expenses, a favorable insurance claim settlement taken in the first quarter of 2006, higher royalties and a $0.7 million gain on the sales/leaseback of the Albuquerque, New Mexico facility.  Operating earnings were unfavorably impacted by automotive launch-related costs for certain new products, increased expenses related to recognizing the fair value of equity-based compensation, lower pension income and commodity price increases.

Electronic Manufacturing Services Segment Discussion

EMS segment sales in 2007 increased $20.0 million, or 5.2%, from the prior year.  The increase was driven by higher sales in industrial, defense and aerospace and communications markets, partially offset by lower computer and medical market sales.

The segment operating earnings of $10.2 million increased $4.0 million, or 64.7%, from the prior year.  Earnings were favorably impacted primarily by margin contribution from higher sales volume and improved product mix, partially offset by higher compensation expenses and higher legal and accounting expenses.

EMS segment sales in 2006 increased $21.3 million, or 5.8%, from 2005.  The increase was driven by higher sales in communication, defense and aerospace, and medical markets, offset by lower sales in the computer market.

The 2006 segment operating earnings of $6.2 million decreased by $1.5 million, or 19.8%, from 2005.  Earnings were unfavorably impacted by lower margins related to expenses incurred for a new customer start-up, excessive freight costs, labor inefficiencies, and pricing pressures.  During 2006, earnings were impacted by the adverse effects of foreign exchange rate changes and higher salaries and fringes, partially offset by higher sales volume.

Sales in Geographic Regions

Our sales in 2007 increased in the Americas to 53% from 49% in 2006.  The Asia-Pacific region accounted for 34% of total sales in 2007 and 38% in 2006.   Sales in Europe were unchanged at 13% in both 2007 and 2006.  The following table presents the percentage of net sales into each geographic region within each segment and consolidated:

	Components & Sensors			EMS			Consolidated Total
Geographic Region	2007	2006	2005	2007	2006	2005	2007	2006	2005

Americas	49%	51%	61%	56%	48%	47%	53%	49%	53%
Asia-Pacific	26%	26%	19%	40%	46%	46%	34%	38%	34%
Europe	25%	23%	20%	4%	6%	7%	13%	13%	13%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Discussion - Most Recent Three Years

The following table highlights significant information from our consolidated results of operations during the past three years:

	Year ended December 31,
(In thousands of dollars)	2007	2006	2005
Net sales	$685,945	$655,614	$617,484
Cost of goods sold	553,038	533,828	497,270
Restructuring-related charges	215	956	—
Gross margin	132,692	120,830	120,214
% of net sales	19.3%	18.4%	19.5%
Selling, general and administrative expenses	82,078	70,913	68,255
% of net sales	12.0%	10.8%	11.1
Research and development expenses	15,896	15,873	17,092
% of net sales	2.3%	2.4%	2.8%

Loss/(Gain) on asset sales	42	(2,142)	(3,065)
Restructuring and impairment charges	2,401	3,368	—
Operating earnings	32,275	32,818	37,932
% of net sales	4.7	5.0	6.1
Interest expense	3,100	3,654	5,902
Other income	(3,300)	(1,502)	(966)
Earnings before income taxes	32,475	30,666	32,996
Income tax expense	7,063	6,469	12,240
Net earnings	$25,412 (1)	$24,197 (2)	$20,756 (3)
% of net sales	3.7	3.7	3.4
Diluted earnings per share	$0.66 (1)	$0.63 (2)	$0.53 (3)
_________________________________
(1)
Net earnings and diluted earnings per share include a net impact of $2.0 million, or $0.05 per diluted share, related to restructuring and restructuring-related charges associated with the realignment of operations.

(2)
Net earnings and diluted earnings per share include a net impact of $3.4 million, or $0.08 per diluted share, related to restructuring and restructuring-related charges associated with the consolidation of the Berne, Indiana operations and the further impairment of an idle facility lease.

(3)
Income tax expense and diluted earnings per share include a net impact of $4.3 million, or $0.10 per diluted share, consisting of $6.0 million of expense relating to the repatriation of foreign cash to the United States under the provisions of the American Jobs Creation Act of 2004 and a $1.7 million benefit relating to the reversal of income tax reserves due to the successful resolution of tax issues in certain foreign jurisdictions.

Net sales increased $30.3 million in 2007, or 4.6%, from prior year, primarily due to EMS sales increase of $20.0 million and growth in automotive component sales of $15.4 million.  The EMS sales increase was attributable to higher sales in industrial, defense and aerospace and communications markets, partially offset by lower computer and medical market sales.  In addition to the growth of automotive product sales in the Components and Sensors segment, sales in communication infrastructure applications increased, while sales of certain electronic component legacy resistor products were lower.

Net sales increased $38.1 million in 2006, or 6.2%, from 2005, primarily due to the EMS sales increase of $21.3 million and the increased sale of automotive products of $19.0 million.  EMS sales increase was related to growth in communications, defense and aerospace, and medical markets, partially offset by a decrease in the computer market.  In addition to the growth of automotive product sales, sales for communication infrastructure applications increased by $7.4 million and sales of electronic components increased by approximately $4.1 million, partially offset by lower sales for mobile handset applications of $8.4 million as we continued to de-emphasize sales of these products.

The Company’s 15 largest customers represented 59% of net sales in 2007, down from 61% in 2006 and in 2005.  We continue our efforts to broaden our business base with expansion in industrial and defense and aerospace markets in the EMS segment and the diversification of automotive and wireless infrastructure product offerings in the Components and Sensors segment.  Sales to Hewlett-Packard Company represented 17% of net sales in 2007, 22% of net sales in 2006, and 28% of net sales in 2005.

Gross margins in 2007 increased $11.9 million from 2006 due to the contribution from higher sales volume and improved operational efficiencies in both segments.  Gross margins as a percent of sales were 19.3% in 2007 compared to 18.4% in 2006.  Within the Components and Sensors segment, margins were negatively impacted by unfavorable product mix and lower royalty income, partially offset by lower restructuring-related costs.  Within the EMS segment, margins were favorably impacted by improved product mix and lower material spending, partially offset by higher restructuring and restructuring-related charges associated with the realignment of operations in the fourth quarter of 2007.

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

Selling, general and administrative expenses as a percentage of sales increased to 12.0% in 2007 from 10.8% in the prior year.  Expenses increased $11.2 million, primarily from higher legal and accounting fees, higher compensation expenses and a favorable insurance claim settlement recorded in 2006.

Selling, general and administrative expenses as a percentage of sales decreased to 10.8% in 2006 from 11.1% in the prior year.  Selling, general and administrative expenses increased $2.7 million, primarily driven by an increase in expenses due to our adoption of the provisions of FAS No. 123(R), which required us to recognize the expense related to the fair value of equity-based compensation awards, higher salaries and fringes and lower pension income, partially offset by a favorable insurance claim settlement recorded in 2006.

Research and development expenses were $15.9 million in both 2007 and 2006, and $17.1 million in 2005.  The reduction in research and development spending from 2005 to 2006 reflected organizational consolidations from restructuring-related activities, personnel savings for actions taken in 2005 and a decrease in product launch costs.  Ongoing research and development investment continues in the Components and Sensors segment, particularly for automotive products, in support of growth initiatives.  Our research and development activities are primarily focused on expanded applications and new product development, as well as current product and process enhancements.  Research and development expenditures in the EMS segment are typically very low.

Operating earnings in 2007 decreased slightly to $32.3 million, or 4.7% of sales, from $32.8 million, or 5.0% of sales, in 2006 primarily due to higher selling, general and administrative expenses, as discussed above, offset by higher gross margins.  The decrease in operating earnings was partially offset by higher gross margins and by lower restructuring and restructuring-related charges in 2007 than in 2006.

Operating earnings in 2006 decreased to $32.8 million, or 5.0% of sales, from $37.9 million, or 6.1% of sales, in 2005. Operating earnings were adversely impacted by $3.9 million of expenses from restructuring and restructuring-related charges associated with the consolidation of our Berne, Indiana manufacturing operations and $0.4 million of restructuring charge for our revised estimate of fair value of the remaining net liability of the operating lease for an idle facility.  These expenses were partially offset by a $0.7 million pre-tax gain for the sale/leaseback of the Albuquerque, New Mexico building.

Interest and other income in 2007 was $0.2 million versus an expense of $2.2 million in 2006.  Compared to the prior year, interest income increased $1.1 million from higher cash balances, and interest expense was $0.6 million lower primarily from lower outstanding debt balances.  Foreign currency exchange gains increased $0.8 million in 2007.

Our effective tax rate increased to 21.75% in 2007 from 21.10% in 2006.  See Note J, “Income Taxes”, for further details.

Net earnings increased $1.2 million to $25.4 million in 2007 from $24.2 million in 2006.  Net earnings in 2007 included a net impact of $2.0 million, or $0.05 per diluted share, of restructuring and restructuring-related charges, while net earnings in 2006 included a net impact of $3.4 million, or $0.08 per diluted share, of restructuring and restructuring-related charges.  Excluding the impact of the restructuring and restructuring-related charges, adjusted diluted earnings per share were $0.71 in both 2007 and 2006.

Restructuring and Restructuring-Related Charges

In November 2007, we announced our intention to realign operations.  As of December 31, 2007, the realignment process was substantially completed.

In January 2006, CTS announced its intention to consolidate its Berne, Indiana manufacturing operations into three of its other existing facilities.  Automotive product operations at Berne were transferred to CTS’ automotive facilities in Matamoros, Mexico and Elkhart, Indiana.  Electronic components operations in Berne were moved to CTS’ Singapore facility.  The Berne facility is currently being marketed for sale.  As of December 31, 2006, the Berne consolidation process was substantially completed, with all expected charges recorded.   See Note P, “Restructuring Charges”.

The following table displays a summary of the actual restructuring and restructuring-related charges incurred through December 31, 2007 and 2006:

($ in millions)	Actual incurred through December 31, 2007	Actual incurred through December 31, 2006

Workforce reduction	$1.5	$2.6
Asset Impairments	0.9	0.2
Other	-	0.1
Restructuring charge	2.4	2.9

Equipment relocation	-	0.5
Other costs	0.2	0.5
Restructuring-related costs	0.4	1.0
Total restructuring and restructuring-related costs	$2.6	$3.9

Of the restructuring and restructuring-related costs incurred, $0.8 million relates to the Components and Sensors segment and $1.8 million relates to the EMS segment.  Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings and the restructuring-related costs are included in cost of goods sold.

Liquidity and Capital Resources

Overview

Cash and cash equivalents were $52.9 million at December 31, 2007, compared to  $38.6 million at December 31, 2006.  Total debt increased to $73.0 million on December 31, 2007 from $66.2 million on December 31, 2006 due to increased borrowing against our revolving credit line.  Total debt as a percentage of total capitalization was 18.4% at the end of 2007, compared with 17.2% in 2006.  Total debt as a percentage of total capitalization is defined as the sum of notes payable, current portion of long-term debt and long-term debt as a percentage of total debt and shareholders’ equity.

Working capital increased by $20.5 million in 2007, primarily due to cash and cash equivalents discussed above and an increase in inventory of $13.7 million, partially offset by an accounts payable increase of $6.5 million and an accounts receivable decrease of $5.4 million.

Cash Flow

Operating Activities

Net cash provided by operations was $48.6 million in 2007.  Components of cash flows from operations included net earnings of $25.4 million, depreciation and amortization of $22.8 million and $2.4 million of restructuring charges, offset by an increase in the prepaid pension asset of $9.1 million and unfavorable changes in assets and liabilities of $1.8 million.   The changes in assets and liabilities were primarily due to increased inventory of $12.8 million, partially offset by decreased accounts receivable of $5.4 million and increased accounts payable and accrued liabilities of $4.7 million.

Net cash provided by operations was $47.2 million in 2006.  Components of cash flows from operations included net earnings of $24.2 million, depreciation and amortization of $24.9 million, and $3.4 million of restructuring charges.  In addition, there were $15.2 million of unfavorable changes in accounts receivable partially offset by a $8.4 million increase in accounts payable and accrued liabilities.

Net cash provided by operations was $44.5 million in 2005.  Components of cash flows from operations included net earnings of $20.8 million, depreciation and amortization of $27.1 million and a favorable impact of $8.3 million in deferred taxes, partially offset by and increase in the prepaid pension asset of $8.7 million and unfavorable changes in assets and liabilities.  The changes in assets and liabilities were primarily due to $8.8 million of favorable changes in accounts receivable partially offset by a $3.6 million increase in inventory and a $4.5 million decrease in accounts payable and accrued liabilities.  Changes in assets and liabilities were net of the effect of the purchase on SMTEK because these balances were included in the purchase price of the business.

Investing Activities

Net cash used in investing activities was $17.0 million in 2007, including capital expenditures of $16.1 million and a $1.0 million payment for the purchase of Alpha Ceramics, Inc.  See Note B, “Acquisitions”, for further details.

Net cash used in investing activities totaled $1.3 million in 2006, including capital expenditures of $15.8 million partially offset by $14.5 million of net proceeds from the sale of assets.

Net cash used by investing activities totaled $44.5 million in 2005, including the payment for the purchase of SMTEK of $35.6 million and capital expenditures of $15.0 million partially offset by proceeds from sales of assets of $6.1 million, which includes the disposition of the LTCC assets, as previously discussed.

Free Cash Flow

The following table summarizes free cash flow for the Company:

	Year ended December 31,
(In millions of dollars)	2007	2006	2005
Net cash provided by operations	$48.6	$47.2	$44.5
Capital expenditures	(16.1)	(15.8)	(15.0)
Free cash flow	$32.5	$31.4	$29.5

Free cash flow is a non-GAAP financial measure that CTS defines as net cash provided by operations less capital expenditures.  The most directly comparable GAAP measure is net cash provided by operations. Management uses free cash flow to evaluate financial performance and in strategic planning, specifically, for investing and financing decisions. Management believes free cash flow is a useful measure because it reflects the performance of our overall operations more accurately than net cash provided by operations and because it provides investors with the same results that management used as the basis for making decisions about the business.  Free cash flow is not an indicator of residual cash available for discretionary spending, because it does not take into account mandatory debt service or other non-discretionary spending requirements that are not deducted in the calculation of free cash flow.  Management takes these limitations into account when using free cash flow to make investing and financing decisions.

Financing Activities

Net cash used in financing activities in 2007 was $17.5 million, which included $20.3 million for the purchase of CTS common stock, reductions in short-term notes payable of $4.4 million and $4.3 million in dividend payments partially offset by $11.1 million related to additional long-term debt.

Net cash used in financing activities in 2006 was $22.1 million, consisting of $15.6 million related mainly to the reductions in the subordinated debenture balance and short-term notes payable, $2.3 million purchase of CTS common stock and $4.3 million in dividend payments.

Net cash used in financing activities in 2005 was $45.9 million, consisting primarily of $13.0 million from the repayment of debt related to the SMTEK purchase, $11.3 million purchase of CTS common stock and $4.3 million in dividend payments, as well as the repayment of $17.1 million related mainly to the reductions in the subordinated debenture balance.

Capital Resources

Refer to Note G, “Debt” for further discussion.

Long-term debt was comprised of the following at December 31:

($ in thousands)	2007	2006
Revolving credit agreement, weighted-average interest rate of 5.6% (2007), due in 2011	$12,000	$—
Convertible, senior subordinated notes at a weighted-average rate of 2.1%, due in 2024	60,000	60,000
Term loan, interest 8.0% (2007) and 7.3% (2006) due in 2011	—	821
	72,000	60,821
Less current maturities	—	186
Total long-term debt	$72,000	$60,635

The debt matures as follows:  2008 - $0 million; 2009 - $0 million; 2010 - $0 million; 2011 - $12 million; 2012 - $0; thereafter - $60.0 million.

On June 27, 2006, we entered into a $100 million, unsecured revolving credit agreement.  Under the terms of the revolving credit agreement, we can expand the credit facility to $150 million.  There was $12 million outstanding under the revolving credit agreement at December 31, 2007.  There were no amounts outstanding at December 31, 2006.  Interest rates on the revolving credit agreement fluctuate based upon LIBOR and our quarterly total leverage ratio.  We pay a commitment fee on the undrawn portion of the revolving credit agreement.  The commitment fee varies based on the quarterly leverage ratio and was 0.15 percent per annum at December 31, 2007.  The revolving credit agreement requires, among other things, that we comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio.  Failure to comply with these covenants could reduce the borrowing availability under the revolving credit agreement.  We were in compliance with all debt covenants at December 31, 2007.   Additionally, the revolving credit agreement contains restrictions relating to the amount of secured debt the Company can have outstanding, the amounts allowed for acquisitions or asset sales and the amounts allowed for stock repurchases and dividend payments. The revolving credit agreement expires in June 2011.

We believe cash flows from operating activities and available borrowings under our revolving credit agreement will be adequate to fund our working capital and capital expenditure requirements for at least the next twelve months.  We may choose to pursue additional equity and/or debt financing to fund acquisitions and/or to reduce our overall interest expense or improve our capital structure.

In November 2005, our Board of Directors authorized a program to repurchase up to one million shares of our common stock in the open market.  Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes.  During 2007, under this program, we repurchased 395,000 shares at a total cost of $4.9 million before the program expired June 29, 2007.

In June 2007, our Board of Directors authorized a program to repurchase up to two million shares of our common stock in the open market.  The authorization expires on June 30, 2009.  Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes.  As of December 31, 2007, we had repurchased 1,310,200 shares at a total cost of $15.4 million under this program.

In May 2004, we issued the $60 million convertible senior subordinated notes due 2024.  The debt is an unsecured senior subordinated obligation. The debentures bear interest at a rate of 2.125% per year and will be convertible, under certain circumstances, into CTS common stock, at the option of the holder, at a price of $15.00 per share, which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the debentures. The conversion price represents a 36.24% premium over the closing price of CTS common stock on May 5, 2004. With the proceeds, we repaid outstanding debt, including our industrial revenue bonds outstanding balance of $40 million due in 2013 at a weighted average interest rate of 7.5%, and reduced the amount outstanding under our revolving credit agreement. The other $2 million of industrial revenue bonds were repaid in the first quarter of 2004 with the cash generated from operations.  As of December 31, 2007, none of the conditions for conversion of the $60 million debentures were satisfied.

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2007, are expected to have on the Company's liquidity and cash flow in future periods:

	Payments Due by Period
($ in millions)	Total	2008	200-2010	2011-2012	2013-beyond
Long-term debt(1)	$93.0	$1.3	$2.5	$14.5	$74.7	(2)
Operating leases	29.7	7.1	11.9	6.0	4.7
Obligations associated with FIN 48	4.4	0.4	0.9	—	3.1
Purchase obligations	—	—	—	—	—
Retirement obligations	21.5	2.1	3.9	4.3	11.2
Total	$148.6	$10.9	$19.2	$24.8	$93.7
_______________________

(1)	Including principal and coupon payments of the $60 million debentures issued in 2004 and principal payments of the revolving credit agreement.

(2)	Debentures issued in May 2004. Investors may convert the debentures, under certain circumstances, at any time to CTS common stock. The conversion price is $15.00 per share.

Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. we purchase direct materials, generally related to customer orders, for production occurring at our manufacturing facilities around the world. These goods are secured using purchase orders, either blanket or discrete.  Purchase orders commit us to take delivery of the quantities ordered generally over a specified delivery schedule.  Our standard purchase order terms and conditions state that, should we cancel an order, we will reimburse our supplier only for the costs incurred at the time of cancellation.  Our purchase order cancellations generally occur due to order cancellation by a customer.  If a customer cancels its order, our standard terms of sale provide for reimbursement of costs, including those related to our purchase orders.  Therefore, these commitments are not included in purchase obligations.

Retirement obligations include defined benefit and other post-retirement benefits. Please refer to Note H, “Retirement Plans”, and Note A, “Summary of Significant Accounting Policies”, for additional information related to the retirement plans, including the important assumptions.

We utilize a market-related approach in deriving fair value of plan assets.  We do not expect any significant change in the approach in 2008.  For plan asset allocation detail, please refer to Note H, “Retirement Plans”.  We do expect to make changes to the asset allocation in 2008.  However, we may elect to make other changes to the asset allocation based on the performance of different asset categories after conducting investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis.

Based on our experience, the actual return on plan assets can deviate from the expected return on plan assets.  This deviation is taken into account in the market value related approach in deriving fair value of plan assets. The deviation between the expected return and the actual return was primarily due to market conditions.  We perform sensitivity analysis to assess the potential impact on the results of operations by the change in the expected long-term rates of return.  A 25 basis-point change in the long-term rate of return would have changed the pension income in 2007 by approximately $766,000.

We plan to invest in capital projects that maintain current capacity and result in future revenue opportunities.  Capital spending in 2008 is expected to be between $22 million and $25 million.

We have historically been able to fund our capital and operating needs through our cash flows from operations and available credit under our bank credit agreements.  We believe that cash flows from operations and available borrowings under our current revolving credit agreement will be adequate to fund our working capital, capital expenditures, and debt service requirements for at least the next twelve months.  However, we may choose to pursue additional equity and/or debt financing to fund acquisitions and/or to improve capital structure.

Recent Accounting Pronouncements

FAS No. 157 “Fair Value Measurements”
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS No. 157”).  FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements.  FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, and, accordingly, does not require any new fair value measurements. FAS No. 157 is effective for us beginning January 1, 2008.  We do not expect the provisions to have a material impact on our consolidated financial statements.

FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS No. 159”).  FAS No. 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases.  This statement is effective for us beginning January 1, 2008.  We do not expect FAS No. 159 to have a material impact on our consolidated financial statements.

FASB Staff Position FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”
In May 2007, the FASB issued FASB Staff Position FIN 48-1 that amends FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FSP FIN 48-1”).  FSP FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.  We have adopted FSP FIN 48-1 and the provisions do not have a material impact on our consolidated financial statements.

EITF 06-11 “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”
In June 2007, the EITF reached a consensus on EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”).  EITF 06-11 provides that a realized income tax benefit from dividends that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares and units should be recognized as an increase to additional paid-in capital. The provisions of this EITF should be applied prospectively to the income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007.  We currently pay dividends on shares of unvested restricted common stock under the 1988 Plan. We have reviewed the provisions of EITF 06-11 and do not expect the provisions to have a material impact on our consolidated financial statements.

EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods and Services to Be Used in Future Research and Development Activities”
In June 2007, the EITF reached a consensus on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods and Services to Be Used in Future Research and Development Activities” (“EITF 07-3”).  EITF 07-3 provides that nonrefundable advance payments for future research and development activities should be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. The provisions of this EITF are effective for fiscal years beginning after December 15, 2007.  We do not expect the provisions to have a material impact on our consolidated financial statements.

FAS No. 141(R), “Business Combinations”
In December 2007, the FASB issued FAS No. 141(R), “Business Combinations” (“FAS 141(R)”), which replaces FAS No. 141, “Business Combinations” (“FAS No. 141”). Although the general provisions of FAS No. 141 are maintained, FAS No. 141(R) effectively replaces FAS No. 141’s cost allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. The requirements of FAS No. 141 resulted in not recognizing some assets and liabilities at the acquisition date, and it also resulted in measuring some assets and liabilities at amounts other than their fair values at the acquisition date. The provisions of FAS No. 141(R) were intended to resolve these issues and therefore, improve the relevance, completeness and representational faithfulness of the information provided. This statement is effective for prospective business combinations consummated beginning on or after December 15, 2008.  We do not expect the provisions of FAS No. 141(R) to have a material impact on our consolidated financial statements.

FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51”
In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“FAS 160”). Although FAS 160 retains the general accounting consolidation procedures regarding noncontrolling interests, there are two key changes provided by SFAS 160. First, accumulated losses attributable to such interests can exceed the original investment in the noncontrolling interest. That is, a noncontrolling interest can be in a debit position. Pro forma disclosures are required in the year of change. Second, such interests are a component of equity. Under current GAAP, such interests are normally included as either “mezzanine” (temporary) equity or liability. This statement is effective for fiscal years beginning after December 15, 2008.  We do not expect the provisions of FAS 160 to have a material impact on our consolidated financial statements.

Consolidated Statements of Earnings
(In thousands of dollars except per share amounts)

	Year Ended December 31,
	2007	2006	2005
Net sales	$685,945	$655,614	$617,484
Costs and expenses:
Cost of goods sold	553,253	534,784	497,270
Selling, general and administrative expenses	82,078	70,913	68,255
Research and development expenses	15,896	15,873	17,092
Loss/(gain) on asset sales	42	(2,142)	(3,065)
Restructuring charges — Note P	2,401	3,368	—
Operating earnings	32,275	32,818	37,932
Other income (expense):
Interest expense	(3,100)	(3,654)	(5,902)
Interest income	2,052	934	1,300
Other	1,248	568	(334)
Total other income (expense)	200	(2,152)	(4,936)
Earnings before income taxes	32,475	30,666	32,996
Income tax expense — Note J	7,063	6,469	12,240
Net earnings	$25,412	$24,197	$20,756
Net Earnings per share — Note D
Basic	$0.72	$0.68	$0.57
Diluted	$0.66	$0.63	$0.53

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
(In thousands of dollars except share amounts)

	December 31,
	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	$52,868	$38,630
Accounts receivable, less allowances (2007 — $1,304; 2006 — $2,139)	100,655	106,012
Inventories, net
Finished goods	9,592	12,336
Work-in-process	18,064	15,059
Raw materials	46,122	33,148
Total inventories, net	73,778	60,543
Current deferred tax asset – Note J	14,494	13,644
Other current assets	9,045	8,791
Total current assets	250,840	227,620
Property, plant and equipment
Land	1,783	1,783
Buildings	98,865	97,715
Machinery and equipment	258,438	256,518
Total property, plant and equipment	359,086	356,016
Accumulated depreciation	(266,261)	(259,548)
Net property, plant and equipment	92,825	96,468
Other assets
Prepaid pension asset — Note H	107,158	100,666
Goodwill - Note E	24,657	24,657
Other intangible assets, net — Notes E	36,743	39,154
Deferred income taxes — Note J	30,237	37,401
Other assets	1,232	1,867
Total other assets	200,027	203,745
Total Assets	$543,692	$527,833
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable — Note F	$1,000	$5,425
Current portion of long-term debt — Note G	—	186
Accounts payable	84,217	78,205
Accrued salaries, wages and vacation	15,296	11,243
Income taxes payable	5,581	7,766
Other accrued liabilities	22,825	22,856
Total current liabilities	128,919	125,681
Long-term debt — Note G	72,000	60,635
Other long-term obligations — Notes H and J	18,526	22,494
Contingencies — Note N	—	—
Shareholders’ Equity
Preferred stock — authorized 25,000,000 shares without par value; none issued — Note K	—	—
Common stock — authorized 75,000,000 shares without par value; 53,919,733 shares issued at December 31, 2007 and 53,718,801 shares issued at December 31, 2006 — Note K	278,916	276,553
Additional contributed capital	28,563	27,899
Retained earnings	336,548	315,370
Accumulated other comprehensive loss	(29,808)	(31,283)
	614,219	588,539
Cost of common stock held in treasury (2007 — 19,606,459 shares; 2006 —17,895,708 shares) — Note L	(289,972)	(269,516)
Total shareholders’ equity	324,247	319,023
Total Liabilities and Shareholders’ Equity	$543,692	$527,833

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands of dollars)

	Year Ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net earnings	$25,412	$24,197	$20,756
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	22,818	24,896	27,059
Prepaid pension asset	(9,122)	(6,173)	(8,741)
Amortization of retirement benefit adjustments – Note H	3,944	—	—
Equity-based compensation – Note I	3,295	4,071	2,704
Deferred income taxes – Note J	1,572	1,885	8,263
Loss/(gain) on asset sales	42	(2,142)	(3,065)
Restructuring charge – Note P	2,401	3,368	—
Changes in assets and liabilities, net of effects from acquisitions
Accounts receivable	5,357	(15,222)	8,824
Inventories	(12,812)	87	(3,644)
Accounts payable	6,011	9,486	741
Accrued liabilities	(1,307)	(1,082)	(5,229)
Income taxes payable	2,246	1,933	(3,320)
Other	(1,254)	1,881	171
Total adjustments	23,191	22,988	23,763
Net cash provided by operations	48,603	47,185	44,519
Cash flows from investing activities:
Proceeds from sale of assets	65	14,482	6,093
Capital expenditures	(16,058)	(15,787)	(15,009)
Payment for acquisitions, net of cash acquired – Note B	(1,028)	—	(35,561)
Net cash used in investing activities	(17,021)	(1,305)	(44,477)
Cash flows from financing activities:
Borrowings of long-term debt	94,600	73,850	161,160
Payments of long-term debt	(83,457)	(81,608)	(188,285)
Borrowings of short-term notes payable	47,571	123,758	61,317
Payments of short-term notes payable	(51,996)	(131,632)	(51,329)
Repayment of debt assumed in connection with purchase of SMTEK – Note B	—	—	(13,013)
Purchase of treasury stock	(20,344)	(2,309)	(11,283)
Dividends paid	(4,279)	(4,307)	(4,343)
Exercise of stock options and other	381	112	(113)
Net cash used in financing activities	(17,524)	(22,136)	(45,889)
Effect of exchange rate changes on cash	180	2,857	(3,129)
Net increase (decrease) in cash and cash equivalents	14,238	26,601	(48,976)
Cash and cash equivalents at beginning of year	38,630	12,029	61,005
Cash and cash equivalents at end of year	$52,868	$38,630	$12,029
Supplemental cash flow information
Cash paid during the year for:
Interest	$2,532	$3,133	$5,360
Income taxes — net	2,301	1,568	5,114

Supplemental schedule of non-cash investing and financing activities:
Refer to Note C, “Supplemental Schedule of Non-cash Investing and Financing Activities”.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
(In thousands of dollars)

				Accumulated
				Other
		Additional		Comprehensive
	Common	Contributed	Retained	Earnings	Comprehensive	Treasury
	Stock	Capital	Earnings	(Loss)	Earnings	Stock	Total
Balances at January 1, 2005	263,297	22,761	279,064	1,348		(255,766)	310,704
Net earnings			20,756		20,756		20,756
Cumulative translation adjustment				(786)	(786)		(786)
Minimum pension liability adjustment (net of tax of $455)				(806)	(806)		(806)
Comprehensive earnings					19,164
Cash dividends of $0.12 per share			(4,342)				(4,342)
Issued 812,315 shares in connection with acquisition of SMTEK	10,932						10,932
Returned 2,150 shares on restricted stock and cash bonus plan – net	11	21				(32)
Issued 35,651 shares on exercise of stock option – net	250	41				(14)	277
Issued 41,084 shares on vesting of restricted stock units	473	(656)					(183)
Issued 643 shares under Direct Stock Purchase Plan	7						7
Issued 18,552 shares to former DCA Shareholders	113						113
Acquired 956,400 shares for treasury stock						(11,283)	(11,283)
Stock compensation	128	2,576					2,704
Balances at December 31, 2005	275,211	24,743	295,478	(244)		(267,095)	328,093
Net earnings			24,197		24,197		24,197
Cumulative translation adjustment				4,810	4,810		4,810
Minimum pension liability adjustment (net of tax of $50)				369	369		369
Comprehensive earnings					$29,376
Adjustment to initially apply FAS No. 158, net of tax				(36,218)			(36,218)
Cash dividends of $0.12 per share			(4,305)				(4,305)
Issued 70,943 shares on exercise of stock option – net	575					(112)	463
Issued 64,372 shares on vesting of restricted stock units	767	(1,133)					(366)
Acquired 170,600 shares for treasury stock						(2,309)	(2,309)
Tax benefits on exercise of options		193					193
Stock compensation		4,096					4,096
Balances at December 31, 2006	$276,553	$27,899	$315,370	(31,283)		$(269,516)	$319,023
Net earnings			25,412		25,412		25,412
Cumulative translation adjustment				486	486		486
Other comprehensive income, net of tax
Prior service costs				152	152		152
Unrecognized loss				837	837		837
Comprehensive Earnings					$26,887
Cash Dividends of $0.12 per share			(4,234)				(4,234)
Returned 2,000 shares on restricted stock and cash bonus plan - net	27	38				(65)	—
Issued 50,400 shares on exercise of stock option – net	1,889						1,889
Exchanged 3,551 shares for stock options						(46)	(46)
Issued 199,087 shares on vesting of restricted stock units	447	(2,723)					(2,276)
Acquired 1,705,200 shares for treasury stock						(20,345)	(20,345)
Tax benefits on exercise of options		54					54
Stock compensation		3,295					3,295
Balances at December 31, 2007	$278,916	$28,563	$336,548	$(29,808)		$(289,972)	$324,247

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—Summary of Significant Accounting Policies

Principles of Consolidation:  The consolidated financial statements include the accounts of CTS Corporation (CTS or the Company) and its wholly owned subsidiaries.  Refer to Note B, “Acquisitions”, for a discussion of the acquisitions made by CTS.  All significant intercompany accounts and transactions have been eliminated.

Use of Estimates:  The preparation of financial statements in conformity within the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Translation of Foreign Currencies:  The financial statements of CTS’ non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. CTS’ Consolidated Statements of Earnings includes $1.1 million, $0.3 million, and ($0.5) million of foreign currency translation gain/(loss) for the years ended December 31, 2007, 2006, and 2005, respectively.

The assets and liabilities of CTS’ United Kingdom subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the “accumulated other comprehensive earnings (loss)” component of shareholders’ equity. Statement of earnings accounts are translated at the average rates during the period.

Comprehensive Earnings:  CTS reports comprehensive earnings in accordance with the Financial Accounting Standards Board’s (“FASB”) Financial Accounting Standard (“FAS”) No. 130, “Reporting Comprehensive Income (Loss)”. The components of comprehensive earnings for CTS include foreign currency translation adjustments, unrecognized pension losses and prior service costs, and net earnings, and are reported within the Consolidated Statements of Shareholders’ Equity in the columns titled “Comprehensive Earnings” and “Accumulated Other Comprehensive Earnings (Loss)”.

The table below shows the components of accumulated other comprehensive earnings (loss) at December 31:

($ in thousands)	2007	2006
Accumulated translation	$7,688	$7,202
Unrecognized amounts relating to benefit plans:
Net loss	(35,530)	(36,367)
Prior service costs	(1,966)	(2,118)
Accumulated other comprehensive loss	$(29,808)	$(31,283)

Revenue Recognition:  Substantially all of CTS’ revenue is from product sales.  CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed and determinable, and collection of the related receivable is probable, which is generally at the time of shipment. The Company has agreements with its distributors that provide limited rights of return within a limited time and protection against price reductions initiated by the Company. The effect of these programs is estimated based on historical experience and current economic conditions and provisions are recorded at the time of shipment. CTS customers typically have a right to return products that they consider to be defective. Revenue is recorded net of estimated returns of products, based on management’s analysis of historical returns, current economic trends, and changes in customer demands. Provisions for returns and other adjustments are provided for in the same period the related sales are recorded based on experience and other relevant factors.  CTS classifies sales taxes on a net basis in its consolidated financial statements.

Concentration of Credit Risk:  The majority of cash and cash equivalents, is maintained in U.S. dollar demand deposits, AAA money market mutual funds, and in U.S. government securities, with the remainder maintained with several major financial institutions. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, computer, medical, industrial, and defense and aerospace markets, primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. The allowance for doubtful accounts is based on management’s estimates of the collectability of its accounts receivable after analyzing historical bad debts, customer concentrations, customer credit worthiness, and current economic trends.  Sales to Hewlett-Packard Company (“Hewlett-Packard”) were 17% of net sales for the year ended December 31, 2007, 22% of net sales for the year ended December 31, 2006 and, 28% of net sales for the year ended December 31, 2005.  Amounts due from Hewlett-Packard were $18 million at December 31, 2007 and $19 million at December 31, 2006. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Research and Development:  Research and development costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes.   Research and development costs also include the implementation of the new knowledge through design, testing of product alternatives, or construction of prototypes. CTS expenses all research and development costs as incurred.

Earnings Per Share:  Basic and diluted earnings per common share are reported in conformity with the FAS No. 128, “Earnings per Share”. Basic earnings per share excludes any dilution and is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in CTS’ earnings.  Diluted earnings per share is computed by dividing net earnings adjusted for the after-tax effect of interest on dilutive convertible debt by the weighted-average number of common shares outstanding during the period plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive securities. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings per share. Refer also to Note D, “Earnings Per Share”.

Equity-Based Compensation:   Effective January 1, 2006, CTS adopted the provisions of  FAS No. 123(R), “Share-Based Payment”, which requires CTS to recognize expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings.  CTS elected to follow the modified prospective transition method allowed by FAS No. 123(R), and therefore, only applied the provisions of FAS No. 123(R) to awards modified or granted after January 1, 2006.  In addition, for awards that were unvested as of January 1, 2006, CTS recognizes compensation expense in the Consolidated Statements of Earnings over the remaining vesting period.  Prior to January 1, 2006, CTS accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees”.  See Note I, “Equity-Based Compensation”, for a further description of the impact of the adoption of FAS No. 123(R) and the Company’s stock compensation plans.

FAS No. 123(R) requires companies to estimate the fair value of stock option awards on the date of grant using an option-pricing model.  CTS uses the Black-Scholes option-pricing model.  A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield.  These assumptions are established at each grant date based upon current information at that time.  Expected volatilities are based on historical volatilities of the Company’s stock.   The expected option term is derived from historical data on exercise behavior.  Different expected option terms result from different groups of employees exhibiting different behavior.  The dividend yield is based on historical dividend payments.  The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.  The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Earnings.  CTS’ stock options primarily have a graded-vesting schedule.  CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Cash Equivalents:  CTS considers all highly liquid investments with maturities of three months or less from the purchase date to be cash equivalents.

Inventories:  Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Income Taxes:  We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, or FAS 109, Accounting for Income Taxes, as clarified by FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”).  Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.  Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year.  In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies.  If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required.  Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of FAS No. 109.

FIN 48 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit.  For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.  Refer also to Note J, “Income Taxes”.

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

Retirement Plans:  CTS has various defined benefit and defined contribution retirement plans covering a majority of its employees. CTS’ policy is to annually fund the defined benefit pension plans at or above the minimum required by law. Refer also to Note H, “Retirement Plans”.

Effective December 31, 2006, CTS adopted the provisions of FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106, and 132(R)”.  FAS No. 158 requires employers to: a) recognize the funded status of a benefit plan – measured as the difference between plan assets at fair value and the benefit obligation  - in its statement of financial position; b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FAS No. 87, “Employers’ Accounting for Pensions”, or FAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”; c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position; and d) disclosure in the notes to financial statement additional information about certain effects on net periodic benefit costs for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.  As required by the standard, CTS has applied these prospectively.

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

CTS amortizes the cost of other intangibles over a straight-line basis using their estimated useful lives. CTS assesses useful lives based on the period over which the asset is expected to contribute to CTS’ cash flows. CTS reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred.  If impaired, the asset is written down to fair value based on either discounted cash flows or appraised values.  Refer also to Note E, “Intangible Assets”.

Financial Instruments:  CTS’ financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments.  CTS has estimated the fair value of its long-term debt to be $68 million, or $4 million less than the carrying value of $72.0 million.  The estimated fair value of long-term debt was based on quoted dealer prices for the same or similar issues.

Amortization of Debt Issue Costs:  CTS has debt issue costs that relate to the Company’s long-term debt and are being amortized over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.6 million in 2007, $0.6 million in 2006, and $0.8 million in 2005 and is included in interest expense in the accompanying Consolidated Statements of Earnings.

Reclassifications:  Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2007.

Recent Accounting Pronouncements

FAS No. 157 “Fair Value Measurements”
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS No. 157”).  FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. FAS No. 157 is effective for CTS beginning January 1, 2008. CTS does not expect the provisions to have a material impact on its consolidated financial statements.

FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS No. 159”).  FAS No. 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases.  This statement is effective for CTS beginning January 1, 2008.  CTS does not expect FAS No. 159 to have a material impact on its consolidated financial statements.

FASB Staff Position FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”
In May 2007, the FASB issued FASB Staff Position FIN 48-1 that amends FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FSP FIN 48-1”).  FSP FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.  CTS has adopted FSP FIN 48-1 and the provisions do not have a material impact on its consolidated financial statements.

EITF 06-11 “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”
In June 2007, the EITF reached a consensus on EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”).  EITF 06-11 provides that a realized income tax benefit from dividends that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares and units should be recognized as an increase to additional paid-in capital. The provisions of this EITF should be applied prospectively to the income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007. CTS currently pays dividends on its unvested Restricted Stock under the 1988 Plan. CTS reviewed the provisions of EITF 06-11 and does not expect the provisions to have a material impact on its consolidated financial statements.

EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods and Services to Be Used in Future Research and Development Activities”
In June 2007, the EITF reached a consensus on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods and Services to Be Used in Future Research and Development Activities” (“EITF 07-3”).  EITF 07-3 provides that nonrefundable advance payments for future research and development activities should be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. The provisions of this EITF are effective for fiscal years beginning after December 15, 2007. CTS does not expect the provisions to have a material impact on its consolidated financial statements.

FAS No. 141(R), “Business Combinations”
In December 2007, the FASB issued FAS No. 141(R), “Business Combinations” (“FAS No. 141(R)”), which replaces FAS No. 141, “Business Combinations” (“FAS No. 141”). Although the general provisions of FAS No. 141 are maintained, FAS No. 141(R) effectively replaces FAS No. 141’s cost allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. The requirements of FAS No. 141 resulted in not recognizing some assets and liabilities at the acquisition date, and it also resulted in measuring some assets and liabilities at amounts other than their fair values at the acquisition date. The provisions of FAS No. 141(R) were intended to resolve these issues and therefore, improve the relevance, completeness and representational faithfulness of the information provided. This statement is effective for prospective business combinations consummated beginning on or after December 15, 2008. CTS does not expect the provisions of FAS No. 141(R) to have a material impact on its consolidated financial statements.

FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51”
In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“FAS No. 160”). Although FAS No. 160 retains the general accounting consolidation procedures regarding noncontrolling interests, there are two key changes provided by FAS No. 160. First, accumulated losses attributable to such interests can exceed the original investment in the noncontrolling interest. That is, a noncontrolling interest can be in a debit position. Pro forma disclosures are required in the year of change. Second, such interests are a component of equity. Under current GAAP, such interests are normally included as either “mezzanine” (temporary) equity or liability. This statement is effective for fiscal years beginning after December 15, 2008. CTS does not expect the provisions of FAS No. 160 to have a material impact on its consolidated financial statements.

NOTE B—Acquisitions

In December 2007, CTS acquired the business assets of Alpha Ceramics, Inc (“Alpha”), a privately held company, for $2.0 million.  These assets were acquired with $1.0 million cash on hand and incurrence of a $1.0 million liability. The results of operations have been included in the consolidated financial statements since that date. Alpha Ceramics provides piezoceramic materials for sensor and transducer manufacturers in military and aerospace markets. The assets acquired include machinery and equipment, inventory, and certain intellectual property. The acquisition has been accounted for using the purchase method of accounting in accordance with FAS No. 141, whereby the total purchase price has been allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of this acquisition is immaterial to CTS’ results of operations.

Effective January 31, 2005, CTS acquired 100% of the outstanding capital stock of SMTEK International Inc. “SMTEK”. The results of SMTEK’s operations have been included in the consolidated financial statements since that date. SMTEK is an EMS provider serving original equipment manufacturers in the medical, industrial, instrumentation, telecommunications, security, financial services, automation, aerospace and defense industries.  SMTEK had four facilities located in Moorpark and Santa Clara, California; Marlborough, Massachusetts; and Bangkok, Thailand. Subsequent to the acquisition, CTS consolidated the Marlborough, Massachusetts facility into its Londonderry, New Hampshire facility.

The following table presents CTS’ unaudited pro forma consolidated results of operations for the twelve months ended December 31, 2005 as if the acquisition had been completed at the beginning of the period. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results.

Pro forma Twelve Months Ended
($ in thousands, except per share amounts)	Year ended December 31, 2005

Revenues	$627,531

Net income	$20,930

Earnings per share:
Basic	$0.58
Diluted	$0.53

NOTE C—Supplemental Schedule of Noncash Investing and Financing Activities

In January 2005, the Company purchased 100% of the capital stock of SMTEK.  In conjunction with the acquisition, CTS issued common stock and assumed liabilities as follows (refer also to Note B, “Acquisitions”):

($ in millions)
Cash paid	$37.2
Fair value of stock issued	10.9
Liabilities assumed	32.8
Fair value of assets acquired	$80.9

In December 2007, CTS acquired the business assets of Alpha. The acquisition was made as follows (refer also to Note B, “Acquisitions”):

($ in millions)
Cash paid	$1.0
Liabilities assumed	1.0
Fair value of assets acquired	$2.0

NOTE D—Earnings Per Share

FAS No. 128, “Earnings per Share”, requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share (“EPS”) computations. The calculation below provides net earnings, average common shares outstanding and the resultant earnings per share for both basic and diluted EPS for the years ended December 31, 2007, 2006, and 2005.

(In thousands of dollars, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)	Per Share Amount
2007
Basic EPS	$25,412	35,498	$0.72
Effect of dilutive securities:
Equity-based compensation plans		472
Convertible debt	998	4,000
Diluted EPS	$26,410	39,970	$0.66

2006
Basic EPS	$24,197	35,826	$0.68
Effect of dilutive securities:
Equity-based compensation plans		402
Convertible debt	984	4,000
Diluted EPS	$25,181	40,228	$0.63

2005
Basic EPS	$20,756	36,307	$0.57
Effect of dilutive securities:
Equity-based compensation plans		653
Convertible debt	978	4,000
Diluted EPS	$21,734	40,960	$0.53

The following table shows the securities that could potentially dilute EPS in the future, but have been excluded from the 2007, 2006, and 2005 diluted earnings per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

	Year ended December 31,
(Number of shares in thousands)	2007	2006	2005
Stock options where the exercise price exceeds the average market price of common shares during the period	647	695	659
Securities related to subordinated convertible debt	—	—	1,060

Note E—Intangible Assets
CTS has the following intangible assets as of December 31:

	2007		2006
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists/relationships	$47,284	$(12,543)	$47,075	$(10,501)
Patents	10,319	(8,815)	10,319	(7,744)
Employment agreements	142	(142)	142	(137)
Other intangibles	500	(2)	—	—
Total	58,245	(21,502)	57,536	(18,382)
Goodwill	24,657	—	24,657	—
Total intangible assets	$82,902	$(21,502)	$82,193	$(18,382)

Of the net intangible assets at December 31, 2007, $32.5 million relates to the EMS segment and $28.9 million relates to the Components and Sensors segment. Of the $24.7 million of goodwill, $24.2 million relates to the EMS segment and $0.5 million relates to the Components and Sensors segment. CTS recorded amortization expense of $3.1 million, $3.2 million, and $3.4 million for the years ended December 31, 2007, 2006, and 2005, respectively. CTS estimates annual amortization expense of $3.2 million in 2008, $2.6 million in 2009, $2.2 million in 2010, $2.1 million in 2011, $2.1 million in 2012 and $24.6 million thereafter.

NOTE F—Notes Payable
CTS had line of credit arrangements of $24.8 million and $27.2 million at December 31, 2007 and 2006, respectively.  CTS had $1.0 million and $5.4 million outstanding at December 31, 2007 and December 31, 2006, respectively.  These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option.  The majority of the line of credit arrangements at December 31, 2007 are unsecured.  However, one line of credit for $0.8 million is secured by the land and building in Thailand.  The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 5.5% in 2007 and 5.4% in 2006.

NOTE G—Debt
Long-term debt was comprised of the following at December 31:

($ in thousands)	2007	2006
Revolving credit agreement, weighted-average interest rate of 5.6% (2007), due in 2011	$12,000	$—
Convertible, senior subordinated debentures at a weighted-average rate of 2.1%, due in 2024	60,000	60,000
Term loan, interest 8.0% (2007) and 7.3% (2006) due in 2011	—	821
	72,000	60,821
Less current maturities	—	186
Total long-term debt	$72,000	$60,635

The debt matures as follows:  2008 - $0 million;  2009 - $0 million, 2010 - $0 million; 2011 - $12 million; 2012 - $0; thereafter - $60.0 million.

On June 27, 2006, CTS entered into a $100 million, unsecured revolving credit agreement.  Under the terms of the revolving credit agreement, CTS can expand the credit facility to $150 million.  There was $12.0 million outstanding under the revolving credit agreement at December 31, 2007.  Interest rates on the revolving credit agreement fluctuate based upon LIBOR and the Company’s quarterly total leverage ratio.  CTS pays a commitment fee on the undrawn portion of the revolving credit agreement.  The commitment fee varies based on the quarterly leverage ratio and was 0.15 percent per annum at December 31, 2007.  The revolving credit agreement requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio.  Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement.  CTS was in compliance with all debt covenants at December 31, 2007.  The revolving credit agreement requires CTS to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year-end. Additionally, the revolving agreement contains restrictions limiting CTS' ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS' subsidiaries and affiliates; and the amounts allowed for stock repurchases and dividend payments. The revolving credit agreement expires in June 2011.

CTS has $60 million in aggregate principal amount of senior subordinated debentures (“2.125% Debentures”). These unsecured debentures bear interest at an annual rate of 2.125%, payable semiannually on May 1 and November 1 of each year through the maturity date of May 1, 2024. The 2.125% debentures are convertible, under certain circumstances, into CTS common stock at a conversion price of $15.00 per share (which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the notes). Upon conversion of the 2.125% debentures, in lieu of delivering common stock, the Company may, at its discretion, deliver cash or a combination of cash and common stock.

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

Holders may convert the 2.125% debentures at any time during a conversion period if the closing price of CTS common stock is more than 120% of the conversion price ($18.00 per share) for at least 20 of the 30 consecutive trading days immediately preceding the first trading day of the conversion period. The conversion periods begin on February 15, May 15, August 15, and November 15 of each year. Holders may also convert the notes if certain corporate transactions occur. As of December 31, 2007, none of the conditions for conversion of the 2.125% debentures were satisfied.

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

CTS has a registration rights agreement relating to the 2.125% debentures which became effective in 2004.  CTS had an obligation to keep the registration statement continuously effective for a period of two years, which expired in May 2006.  The registration rights agreement provided that in the event of a default in this obligation, CTS was subject to an additional interest penalty of 0.25% per annum of the principal for the first 90 days of default and 0.5% per annum of principal thereafter.  Accordingly, as of December 31, 2006, there was no interest penalty that CTS could incur as a result of the failure to maintain an effective registration statement.

In connection with the acquisition of SMTEK, CTS assumed a term loan, which had a balance of $0.8 million at December 31, 2006.  The term loan was secured by machinery and equipment of the Thailand manufacturing facility and was repaid by CTS during 2007.

NOTE H—Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans (“Pension Plans”) covering approximately 18% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees´ compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

Effective December 31, 2006, CTS adopted all of the provisions of FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).”  FAS No. 158 requires employers to: a) recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value and the benefit obligation—in its statement of financial position; b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FAS No. 87, “Employers’ Accounting for Pensions,” or FAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions;” c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position; and d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. As required by the standard, CTS has applied these FAS No. 158 requirements prospectively.

The measurement date for the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2007 and 2006. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

	Pension Plans		Other Postretirement Benefit Plan
($ in thousands)	2007	2006	2007	2006
Accumulated benefit obligation	$201,767	$199,929	$5,723	$5,338
Change in projected benefit obligation:
Projected benefit obligation at January 1	$216,927	$208,579	$5,338	$5,145
Service cost	4,763	5,113	22	19
Interest cost	11,961	12,087	333	299
Plan amendment and other	1,468	1,785	—	—
Actuarial (gain) loss	(11,849)	87	164	118
Benefits paid	(13,042)	(10,341)	(134)	(161)
Curtailment	—	(383)	—	(82)
Projected benefit obligation at December 31	$210,228	$216,927	$5,723	$5,338
Change in plan assets:
Assets at fair value at January 1	$306,344	$277,035	$—	$—
Actual return on assets	12,209	37,726	—	—
Company contributions	3,070	1,109	134	161
Benefits paid	(13,042)	(10,341)	(134)	(161)
Other	270	815	—	—
Assets at fair value at December 31	$308,851	$306,344	$—	$—
Funded status (plan assets less projected benefit obligations)	$98,623	$89,417	$(5,723)	$(5,338)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets:

	Pension Plans		Other Postretirement Benefit Plan
($ in thousands)	2007	2006	2007	2006
Prepaid pension asset	$107,150	$100,666	$—	$—
Other accrued liabilities	(892)	(167)	(377)	(370)
Other long-term obligations	(7,635)	(11,082)	(5,346)	(4,968)
	$98,623	$89,417	$(5,723)	$(5,338)

CTS has also recorded the following amounts to Accumulated Other Comprehensive loss at December 31, 2007:

$ in thousands	Pension Plans						Post Retirement Plans
	Unrecognized Loss		Prior Service Cost			Total	Unrecognized Loss	Prior Service Cost		Total
Balance at January 1, 2007	$36,333		$2,117			$38,450	$34	$1		$35
Amortization of retirement benefits, net of tax	(1,949)	(1)	(557)		(2)	(2,506)	—	(1)	(2)	(1)
Reclassification adjustments	1,012		405	(3)		1,417	100	1		101
Balance at December 31, 2007	$35,396		$1,965			$37,361	$134	$1		$135
_______________________________________
(1)	Amortization of net actuarial loss, net of tax
(2)	Amortization of prior service cost, net of tax
(3)	Amendment to plan, net of tax

Of these amounts, CTS expects to recognize approximately $2.1 million and $0.5 million of losses and prior service costs, respectively, in 2008 related to its Pension Plans.  CTS does not expect to recognize any significant amounts of the Other Postretirement Benefit Plan unrecognized amounts in 2008.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31, 2007 and 2006 is shown below:

($ in thousands)	2007	2006
Projected benefit obligation	$10,047	$21,012
Accumulated benefit obligation	8,260	18,916
Fair value of plan assets	1,520	9,763

Net pension (income)/postretirement expense in 2007, 2006, and 2005 includes the following components:

	Pension Plans			Other Postretirement Benefit Plan
($ in thousands)	2007	2006	2005	2007	2006	2005
Service cost	$4,763	$5,113	$5,236	$22	$19	$29
Interest cost	11,961	12,086	11,338	333	299	318
Expected return on plan assets [1]	(25,386)	(24,739)	(25,661)	—	—	—
Amortization of unrecognized:
Transition obligation	—	—	(304)	—	—	—
Prior service cost	923	482	799	1	1	—
Loss	3,020	2,716	1,125	—	—	—
Curtailment loss	—	325	475	—	(81)	—
Additional cost due to early retirement	207	—	—	—	—	—
Net (income) expense	$(4,512)	$(4,017)	$(6,992)	$356	$238	$347
Weighted-average actuarial assumptions (2)
Benefit obligation assumptions:
Discount rate	6.47%	5.72%	5.93%	6.50%	5.75%	6.00%
Rate of compensation increase	4.81%	4.78%	4.70%	—	—	—
Pension income/postretirement Expense assumptions:
Discount rate	5.71%	5.92%	5.94%	5.75%	6.00%	6.00%
Expected return on plan assets (1)	8.43%	8.43%	8.45%	—	—	—
Rate of compensation increase	4.81%	4.70%	4.83%	—	—	—
_______________________
(1)	Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

(2)	During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

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

CTS´ pension plan asset allocation at December 31, 2007 and 2006, and target allocation for 2008 by asset category are as follows:

	Target Allocations	Percentage of Plan Assets at December 31,
Asset Category	2008	2007	2006
Equity securities (1)	70%	67%	67%
Debt securities	20%	28%	30%
Other	10%	5%	3%
Total	100%	100%	100%
________________________
(1)
Equity securities include CTS common stock in the amounts of approximately $14.5 million (5% of total plan assets) at December 31, 2007 and approximately $23 million (8% of total plan assets) at December 31, 2006.

CTS employs a total return on investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and funded status. The investment portfolio primarily contains a diversified mix of equity and fixed-income investments. The equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small, and large capitalizations. Other assets such as private equity are used modestly to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and asset/liability studies at regular intervals.

The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2008 are $1.7 million and $0.4 million, respectively.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Pension Plans	Other Postretirement Benefit Plan
2008	$13,125	$377
2009	13,248	381
2010	14,137	384
2011	17,196	387
2012	15,537	387
Thereafter	88,454	1,881

Defined Contribution Plans
CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee’s annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $3.8 million in 2007, $2.9 million in 2006, and $3.3 million in 2005.

NOTE I—Equity-Based Compensation

Effective January 1, 2006, CTS adopted the provisions of FAS No. 123(R).  FAS No. 123(R) requires that CTS recognize expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings.

Prior to January 1, 2006, CTS accounted for equity-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, and its related Interpretations.  Accordingly, equity-based compensation expense was not recognized in the Consolidated Statements of Earnings for stock options granted with an exercise price equal to the market value of the common stock on the grant date.  However, prior years’ financial statements did include pro forma disclosures for equity-based awards as if the fair-value approach had been followed. The following table presents the pro forma net earnings and net earnings per share for the year ending December 31, 2005, as if CTS had applied the provisions of FAS No. 123(R) during this period:

($ in thousands, except per share amounts)	Year-ended December 31, 2005
Net earnings, as reported	$20,756
Deduct: Equity-based employee compensation cost, net of tax, if fair value based method were used	(888)
Pro forma net earnings	$19,868
Net earnings per share – basic	$0.57
Pro forma net earnings per share – basic	0.55
Net earnings per share – diluted	0.53
Pro forma net earnings per share – diluted	$0.51

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

CTS has elected to follow the modified prospective transition method allowed by FAS No. 123(R), and therefore, has applied the provisions of FAS No. 123(R) to awards modified or granted after January 1, 2006.  In addition, for awards which were unvested as of January 1, 2006, CTS is recognizing compensation expense in the Consolidated Statements of Earnings over the remaining vesting period.   The compensation expense for these awards will be based on the grant-date fair value as calculated for the prior years’ pro forma disclosures. As allowed under the modified prospective transition method, the financial results for prior periods have not been restated.  The cumulative effect of the change in accounting principle from APB Opinion No. 25 was not material.

At December 31, 2007, CTS had five equity-based compensation plans:  the 1988 Restricted Stock and Cash Bonus Plan (“1988 Plan”), the 1996 Stock Option Plan (“1996 Plan”), the 2001 Stock Option Plan (“2001 Plan”), the Nonemployee Directors’ Stock Retirement Plan “Directors’ Plan”, and the 2004 Omnibus Long-Term Incentive Plan (“2004 Plan”).  All of these plans, except the Directors’ Plan were approved by shareholders.  As of December 2004, additional grants can only be made under the 2004 Plan.  CTS believes that equity-based awards align the interest of employees with those of its shareholders.

The 2004 Plan, and previously the 1996 Plan and 2001 Plan, provide for grants of incentive stock options or nonqualified stock options to officers, key employees, and nonemployee members of CTS’ Board of Directors.  In addition, the 2004 Plan allows for grants of stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock awards.

The following table summarizes the compensation expense included in the Consolidated Statements of Earnings for the years, ending December 31, 2007, 2006, and 2005 relating to equity-based compensation plans:

	Year Ended December 31
($ in thousands)	2007	2006	2005
Stock options (1)	$371	$1,033	$101
Restricted stock units	2,797	2,826	2,289
Restricted stock	127	212	478
Total	$3,295	$4,071	$2,868
_______________________
(1)	Stock option expense includes $14, $45 and $101 ending December 31, 2007, 2006, and 2005, respectively, related to non-employee director stock options.

The following table summarizes the plan status as of December 31, 2007:

	2004 Plan	2001 Plan	1996 Plan
Awards originally available	6,500,000	2,000,000	1,200,000
Stock options outstanding	313,850	825,938	286,850
Restricted stock units outstanding	595,148	—	—
Awards exercisable	172,363	820,338	286,850
Awards available for grant	5,286,070	—	—

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

	Year Ended December 31
($ in thousands)	2006	2005
Expected volatility	53.3-58.2%	52.4%
Weighted-average expected volatility	54.1%	52.4%
Expected dividends	0.9%	1.1%
Expected term	4.0-10.0 years	10.0 years
Weighted-average risk-free rate	5.1%	4.1%

A summary of the status of stock options as of December 31, 2007, and changes during the year then ended, is presented below (in thousands of dollars except per share amounts):

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	1,526,863	$15.88
Granted	—	—
Exercised	(50,400)	8.76
Expired	(34,100)	21.67
Forfeited	(15,725)	12.29
Outstanding at December 31, 2007	1,426,638	$16.06	4.5 years	$666
Exercisable at December 31, 2007	1,268,051	$16.53	4.2 years	$666

The weighted-average grant-date fair value of options granted during the years 2006 and 2005 was $6.53 and $6.50 respectively.  The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005 was $0.2 million, $0.4 million, and $0.1 million, respectively.  The exercise price of options granted during the years ended December 31, 2006 and 2005 equaled the trading price of the Company’s stock on the grant date.  No stock options were granted during the year ended December 31, 2007.

A summary of the nonvested stock options as of December 31, 2007, and changes during the year then ended, is presented below:

	2007
($ in thousands, except per share amounts)	Options	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2007	340,900	$6.11
Granted	—	—
Vested	(166,588)	5.69
Forfeited	(15,725)	7.58
Nonvested at December 31, 2007	158,587 (1)	$6.41
______________________
(1) Based on historical experience, CTS currently expects approximately all of these options to vest.

The total fair value of options vested during the years ended December 31, 2007, 2006, and 2005 was approximately $0.9 million, $1.1 million, and $2.9 million, respectively.  As of December 31, 2007, there was $.2 million of unrecognized compensation cost related to nonvested stock options.  That cost is expected to be recognized over a weighted-average period of 1.25 years.  CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable
		Weighted-Average
Range of	Number	Remaining	Weighted-Average	Number	Weighted-Average
Exercise	Outstanding	Contractual	Exercise	Exercisable	Exercise
Prices	at 12/31/07	Life (Years)	Price	at 12/31/07	Price
$7.70 – 11.11	796,113	5.6	$9.43	705,376	$9.21
13.68 – 16.24	227,800	5.7	14.12	159,950	14.27
23.00 – 33.63	301,975	3.0	24.64	301,975	24.64
35.97 – 79.25	100,750	2.7	47.09	100,750	47.09

Service-Based Restricted Stock Units

Service-based restricted stock units (RSUs) entitle the holder to receive one share of common stock for each unit when the unit vests.  RSUs are issued to officers and key employees and non-employee directors as compensation.  Generally, the RSUs vest over a five-year period.

RSUs granted to non-employee directors vest one month after granted.  Upon vesting, the non-employee directors elect to either receive the stock associated with the RSU immediately, or defer receipt of the stock until their retirement from the Board of Directors.  The fair value of the RSUs is equivalent to the trading value of the Company’s stock on the grant date.

A summary of RSU activity as of December 31, 2007, and changes during the year then ended, is presented below (in thousands of dollars except per share amounts):

RSUs	Units	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	658,138	$12.21
Granted	231,350	11.89
Converted	(213,287)	12.75
Forfeited	(81,053)	12.17
Outstanding at December 31, 2007	595,148	$12.14	5.3 years	$5,910
Convertible at December 31, 2007	63,838	$12.42	13.1 years	$634

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2007, 2006, and 2005 was $11.89, $13.80, and $11.82, respectively. The total intrinsic value of RSUs converted during the years ended December 31, 2007 and 2006 was $2.8 million, and $0.5 million, respectively.

A summary of the nonvested RSUs as of December 31, 2007, and changes during the year then ended, is presented below:

	RSUs	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2007	629,700	$12.42
Granted	231,350	11.89
Vested	(248,687)	12.66
Forfeited	(81,053)	12.17
Nonvested at December 31, 2007	531,310	$12.11

The total fair value of RSUs vested during the years ended December 31, 2007 and 2006 was approximately $3.1 million and $1.3 million, respectively.  As of December 31, 2007, there was $3.2 million of unrecognized compensation cost related to nonvested RSUs.  That cost is expected to be recognized over a weighted-average period of 1.72 years.  CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Performance-Based Restricted Stock Units
During the first quarter of 2007, CTS established performance-based restricted stock unit awards for certain executives.  Executives will receive between 0% to 200% of their target awards based on achievement of year-over-year sales growth and free cash flow performance goals for fiscal year 2007.  Restricted stock unit awards will be made in 2008 following a determination of the extent to which performance goals were achieved.  Each performance-based restricted stock unit will cliff vest and convert to one share of CTS common stock three years after the end of the 2007 fiscal year.   CTS reviews its assumptions about the level of performance goal achievement on a quarterly basis and to adjust the related compensation expense accordingly.  CTS recorded compensation expense of approximately $32,000 related to performance-based restricted stock units during the year-ended December 31, 2007.

Market-Based Restricted Stock Units
In July 2007, CTS established a market-based restricted stock unit award for an executive officer.  An aggregate of 25,000 units may be earned in performance years ending in the following three consecutive years on the anniversary of the award date.  Vesting will occur, if at all, at a rate of 0 to 150% of the target award on the end date of each performance period and is tied exclusively to CTS total stockholder return relative to 32 enumerated peer group total stockholder return rates.  The vesting rate will be determined using a matrix based on a percentile ranking of CTS total stockholder return with peer group total shareholder return.  CTS recorded compensation expense of approximately $18,000 related to market-based restricted stock units during the year ended December 31, 2007.

Restricted Stock and Cash Bonus Plan

CTS’ 1988 Plan originally reserved 2,400,000 shares of CTS’ common stock for sale at market price, or award, to key employees.  Under the 1988 Plan, 9,600 shares of Restricted Stock were outstanding as of December 31, 2007.  Shares sold or awarded are subject to restrictions against transfer and repurchase rights of CTS.  In general, restrictions lapse at the rate of 20% per year beginning one year from the grant date.  In addition, the 1988 Plan provides for a cash bonus to the participant equal to the fair market value of shares on the dates restrictions lapse, in the case of an award.  The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award. As of December 31, 2007, there was $33,170 of total unrecognized compensation cost related to nonvested Restricted Stock.  That cost is expected to be recognized over a weighted-average period of 0.5 years.  CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Stock Retirement Plan
The Directors’ Plan provided for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock.  The Directors’ Plan was frozen effective December 1, 2004.  All future grants will be from the 2004 Plan.

NOTE J—Income Taxes

Earnings before income taxes consist of the following:

($ in thousands)	2007	2006	2005
Domestic	$12,065	$11,584	$11,335
Non-U.S.	20,410	19,082	21,661
Total	$32,475	$30,666	$32,996

Significant components of income tax provision are as follows:

($ in thousands)	2007	2006	2005
Current:
Federal	$—	$318	$(1,419)
State	463	365	578
Non-U.S.	5,028	3,903	4,818
Total Current	5,491	4,586	3,977
Deferred:
Federal	1,781	886	5,535
State	371	939	800
Non-U.S.	(580)	58	1,928
Total Deferred	1,572	1,883	8,263
Total Provision for Income Taxes	$7,063	$6,469	$12,240

Significant components of the CTS’ deferred tax liabilities and assets at December 31, 2007 and 2006 are:

($ in thousands)	2007	2006
Pensions	$40,673	$38,345
Depreciation	1,605	4,075
Other	4,366	1,978
Unrealized Foreign Exchange Gain	1,594	594
Gross deferred tax liabilities	$48,238	$44,992

Postretirement benefits	2,018	1,792
Inventory reserves	946	1,112
Loss carryforwards	75,631	74,590
Credit carryforwards	11,669	12,173
Nondeductible accruals	6,402	10,215
Research expenditures	11,497	8,775
Other	1,824	2,433
Gross deferred tax assets	109,987	111,090

Net deferred tax assets	61,749	66,098
Deferred tax asset valuation allowance	(19,406)	(17,207)
Total	$42,343	$48,891

At the end of each annual reporting period, the Company makes an assessment of the ultimate realizability of its net deferred tax assets, including deferred tax assets associated with accumulated net operating losses in the various jurisdictions in which it operates.  In assessing the ultimate realizability of its net deferred tax assets, the Company considers its past performance, available tax strategies, and expected future taxable income during the tax loss and credit carryforward periods.

Generally, the Company assesses that it is more likely than not its net tax assets will be realized during the available carryforward periods.  The Company has determined, however, that a valuation allowance of $19.4 million should be provided for certain deferred tax assets.  The $2.2 million increase in the valuation allowance from December 31, 2006 to 2007 is due to an increase in the valuation allowance related to state net operating loss carryforwards of $1.5 million and a net increase in loss carryforwards in certain foreign jurisdictions of $0.7 million.  As of December 31, 2007, the $19.4 million valuation allowance includes $8.3 million for state net operating loss and credit carryforwards, $5.5 million in foreign tax credit carryforwards, and $5.6 million related to foreign net operating losses.
A valuation allowance of $5.6 million has been recorded against CTS Tianjin’s net tax assets, including a net operating loss carryforward asset of approximately $4.1 million expiring in 2008-2010.  The Company assessed both positive and negative evidence related to the losses and determined that it is more likely than not that the net operating loss will expire unutilized, especially in light of the short carry-forward period.  However, the Company continues to monitor CTS Tianjin’s results and it is reasonably possible that earnings by Tianjin in 2008 may cause management’s assessment to change.  If that happens, a release of a portion, or all, of the $5.6 million valuation allowance could occur.

The overall effective income tax rate (expressed as a percentage of income before income taxes) varied from the U.S. Statutory income tax rate as follows:

	2007	2006	2005
Taxes at the U.S. statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	1.67%	2.80%	1.50%
Non-US income taxed at rates different than the U.S. statutory rate	(16.00)%	(15.60)%	(8.60)%
Tax exempt earnings	(0.00)%	(0.40)%	(0.40)%
Benefit of scheduled tax credits and adjustment of valuation allowance	(0.20)%	(1.20)%	(4.40)%
Other	1.28%	0.50%	1.00%
Tax rate before the benefit of reversal of reserves and HIA dividend	21.75%	21.10%	24.10%
Tax Benefit, reversal of reserves	0.00%	0.00%	(5.10)%
Tax Expense, HIA Dividend income	0.00%	0.00%	18.10%
Effective income tax rate	21.75%	21.10%	37.10%

During 2007, CTS changed its effective tax rate from 21.10% to 21.75%.  The higher tax rate reflects an increased percentage of earnings in low-tax jurisdictions that are offset by unfavorable changes in certain foreign statutory tax and exchange rates.  These lower tax rates in certain foreign jurisdictions resulted in a reduction to the deferred tax assets and a corresponding increase to the tax expense in these jurisdictions.  In the future, CTS expects to benefit from the lower tax rates in these jurisdictions.

CTS' relatively low tax rate reflects tax holidays that CTS' business operations continue to qualify for in various countries. As a result, certain earnings of CTS are subject to tax at reduced rates for a specified period of time.  These tax holidays, unless extended, are scheduled to expire in 2009-2011.

At December 31, 2007, no provision had been made for U.S. federal and state income taxes on approximately $173 million of foreign earnings, which are expected to be permanently reinvested outside of the United States indefinitely.  Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to a possible adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries.  Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of the complexities associated with the related calculation.

No valuation allowance was recorded in 2007 or 2006 against the U.S. net deferred tax assets including the U.S. net operating loss carryforward asset of $55 million expiring in 2021-2024.  The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2008 through 2016. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product line consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS.  Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits of its U.S. net deferred tax assets.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income tax positions recognized in accordance with FAS No. 109, “Accounting for Income Taxes”. FIN 48 requires that an enterprise must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not threshold is then measured to determine the amount of benefit to recognize in the financial statements.

The Company or one of its subsidiaries files income tax returns in the U.S. Federal, various state, and foreign jurisdictions. The Company’s tax years are subject to examination from 2003-2006 for all U.S. jurisdictions.  International tax open years range from 2001-2006 based on the local statutes.  U.S. taxing authorities also have the ability to review prior tax years to the extent of net operating losses and tax credit carryforwards and apply any changes to open tax years.
At the date of adoption, CTS had approximately $4.3 million of unrecognized tax benefits, which, if recognized, would affect the effective tax rate.  Of this amount, approximately $3.6 million was reclassified from current tax liabilities to a reduction of the long-term deferred tax asset in accordance with the provisions of FIN 48.  The remaining $0.7 million was reclassified from current tax liabilities to long term deferred tax liabilities.  Adoption of this interpretation had no other impact on the Company’s consolidated financial statements, and the Company does not anticipate any significant changes in its unrecognized tax benefits within the next 12 months as a result of examinations or due to statutes lapsing.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in thousands)	2007
Balance at January 1, 2007	$4,276

Additions based on tax positions related to the current year	60
Additions for tax positions of prior years	116
Settlements	(96)
Balance at December 31, 2007	$4,356

CTS’ continuing practice is to recognize interest and/or penalties related to income tax matters as income tax expense.  However, at the time of adoption and at the year ending December 31, 2007, there were no significant amounts accrued for interest and/or penalties related to uncertain income tax positions.

NOTE K—Capital Stock
CTS adopted a Rights Plan on August 28, 1998. The Rights Plan was implemented by declaring a dividend, distributable to shareholders of record on September 10, 1998, of one common share purchase right (“Right”) for each outstanding share of common stock held at the close of business on that date. Each Right under the Rights Plan will initially entitle registered holders of common stock to purchase one one-hundredth of a share of CTS’ Series A Junior Participating Preferred Stock for a purchase price of $125, subject to adjustment. The Rights will be exercisable only if a person or group (1) acquires or obtains the right to acquire 15% or more of the common stock or (2) announces a tender offer that would result in any person or group acquiring beneficial ownership of 15% or more of the outstanding common stock. The Rights are redeemable for $0.01 per Right (subject to adjustment) at the option of the Board of Directors. Until a Right is exercised, the holder of the Right, as such, has no rights as a shareholder of CTS. The Rights will expire on August 27, 2008, unless redeemed or exchanged by CTS prior to that date.

NOTE L—Treasury Stock
Common stock held in treasury at December 31, 2007 totaled 19,606,459 shares with a cost of $290 million, compared to 17,895,708 shares with a cost of $269.5 million at December 31, 2006.

In November 2005, CTS’ Board of Directors authorized a program to repurchase up to one million shares of CTS common stock.  The authorization expired June 30, 2007. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2007, CTS repurchased 395,000 shares of common stock at a total cost of $4.9 million before the program expired.

In June 2007, CTS Board of Directors authorized a program to repurchase up to two million shares of common stock in the open market.  The authorization expires on June 30, 2009.  Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes.  Since June 30, 2007 CTS has repurchased 1,310,200 shares at a total cost of $15.4 million, under this program.

NOTE M—Segments
FAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, requires companies to provide certain information about their operating segments.  CTS has two reportable segments: 1) Electronics Manufacturing Services (“EMS”) and 2) Components and Sensors.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an original equipment manufacturer (“OEM”) or other contract manufacturer.  Additionally for some customers CTS provides full turnkey manufacturing and completion including design, bill-of-material, management, logistics, and repair.

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of: automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets; and fabricated piezo-electric materials and substrates used primarily in medical and industrial markets.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon operating earnings before restructuring and restructuring-related charges, interest, and income taxes.

Summarized financial information concerning CTS’ reportable segments for the years end December 31, 2007, 2006, and 2005 is shown in the following table:

($ in thousands)	EMS	Components & Sensors	Total
2007
Net sales to external customers	$405,708	$280,237	$685,945
Segment operating earnings	10,175	24,716	34,891
Total assets	180,785	362,907	543,692
Depreciation and amortization	7,103	15,715	22,818
Capital expenditures	7,730	8,328	16,058

2006
Net sales to external customers	$385,744	$269,870	$655,614
Segment operating earnings	6,179	30,963	37,142
Total assets	169,623	358,210	527,833
Depreciation and amortization	6,843	18,053	24,896
Capital expenditures	6,057	9,730	15,787

2005
Net sales to external customers	$364,458	$253,026	$617,484
Segment operating earnings	7,705	30,227	37,932
Total assets	159,822	374,007	533,829
Depreciation and amortization	6,649	20,410	27,059
Capital expenditures	5,844	9,165	15,009

(1) Includes $3.1 million of gain on asset sales.
_______________________

Reconciling information between reportable segments’ operating earnings and CTS’ consolidated pre-tax income is shown in the following table:

	Year Ended December 31,
($ in thousands)	2007	2006	2005
Total segment operating earnings	$34,891	$37,142	$37,932
Interest expense	(3,100)	(3,654)	(5,902)
Interest income	2,052	934	1,300
Other income (expense)	1,248	568	(334)
Restructuring and restructuring-related charges - Components and Sensors	(788)	(3,849)	—
Restructuring and restructuring-related charges – EMS	(1,828)	(475)	—
Earnings before income taxes	$32,475	$30,666	$32,996

Financial information relating to CTS’ operations by geographic area was as follows:

	Year Ended December 31,
($ in thousands)	2007	2006	2005
Net Sales
United States	$270,123	$263,097	$278,397
Singapore	158,092	173,118	143,815
United Kingdom	82,162	82,178	87,411
China	90,033	77,713	66,528
Canada	50,151	40,277	27,303
Other non-U.S.	35,384	19,231	14,030
Consolidated net sales	$685,945	$655,614	$617,484

Sales are attributed to countries based upon the origin of the sale.

	Year Ended December 31,
($ in thousands)	2007	2006	2005
Long-Lived Assets
United States	$25,916	$24,296	$38,487
China	34,291	35,560	37,254
United Kingdom	11,528	15,637	16,493
Singapore	8,439	9,845	7,550
Canada	4,570	5,373	5,545
Taiwan	3,349	2,065	1,880
Other non-U.S	4,732	3,692	2,444
Consolidated long-lived assets	$92,825	$96,468	$109,653

The EMS segment revenues from Hewlett-Packard represented $117 million, or 29%, $143.2 million, or 37%, and $173.3 million, or 48%, of the segment’s revenue for the years ended December 31, 2007, 2006, and 2005, respectively.

NOTE N—Contingencies
Certain processes in the manufacture of CTS’ current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a potentially responsible party regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations or cash flows of CTS.

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

NOTE O—Leases
CTS incurred approximately $6.1 million of rent expense in 2007, $5.7 million in 2006, and $8.1 million in 2005. The future minimum lease payments under the Company’s operating leases are $7.1 million in 2008, $6.6 million in 2009, $5.3 million in 2010, $4.0 million in 2011, $2.0 million in 2012, and $4.7 million thereafter.

NOTE P – Restructuring Charges

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

The following table displays the planned costs associated with the Berne consolidation, as well as a summary of the actual costs incurred through December 31, 2006:

($ in millions)	Planned Costs	Actual Incurred through December 31, 2006
Workforce reduction	$3.1	$2.6
Postemployment obligation curtailment net – Note H	0.2	0.2
Other	0.1	0.1
Restructuring charge	3.4	2.9
Equipment relocation	0.3	0.5
Other employee related costs	0.3	0.5
Restructuring-related costs	0.6	1.0
Total restructuring and restructuring-related costs	$4.0	$3.9

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

The following table displays the restructuring reserve activity for the Berne consolidation for the year ending December 31, 2006:

($ in millions)	2006	2007
Restructuring liability at January 1	$—	$0.2
2006 charge	3.9	—
Costs paid	(3.7)	(0.2)
Restructuring liability at December 31	0.2	—

In November 2007, CTS announced plans to realign certain manufacturing operations and eliminate approximately 103 net positions during the fourth quarter of 2007.  The realignment is intended to create synergies by further enhancing the Company’s shared services model to include manufacturing support functions at its locations that serve more than one business.  As of December 31, 2007, the realignment plans were substantially complete, with all expected charges recorded.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2007:

($ in millions)	Planned Costs	Actual incurred through December 31, 2007

Workforce reduction	$1.7	$1.5
Asset Impairments	0.9	0.9
Restructuring charge	2.6	2.4

Equipment relocation	0.2	—
Other costs	0.2	0.2
Restructuring-related costs	0.4	0.2

Total restructuring and restructuring-related costs	$3.0	$2.6

Of the restructuring and restructuring-related costs incurred, $0.8 million relates to the Components and Sensors segment and $1.8 million relates to the EMS segment.  Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings and the restructuring-related costs are included in cost of goods sold.

The following table displays the restructuring reserve activity related to the realignment for the year ending December 31, 2007:

($ in thousands, except per share amounts)	2007
Restructuring liability at January 1, 2007	$—
Restructuring charge	2.6
Cost paid	$(2.0)
Restructuring liability at December 31, 2007	$0.6

NOTE Q - Subsequent Events

In January 2008, CTS acquired Tusonix, Inc (“Tusonix”), a privately held company for $12.25 million in cash.  Tusonix is a leader in the design and manufacture of ceramic electromagnetic interference and radio frequency interference filters, capacitor assemblies and related components, serving the military, industrial, instrumentation and telecom markets.  The company operates from facilities in Tucson, Arizona and Nogales, Mexico.  The acquisition will be accounted for in the first quarter of fiscal 2008 using the purchase method of accounting in accordance with FAS No. 141, “Business Combinations”.  Accordingly, the net assets will be recorded at their estimated fair values, and operating results will be included in our financial statements from the date of acquisition.

NOTE R – Quarterly Financial Data

Quarterly Results of Operations
(Unaudited)

	Net Sales	Gross Margins	Operating Earnings	Net Earnings
2007
4th quarter	$178,273	$35,617	$9,508	$7,667
3rd quarter	174,790	33,793	9,917	7,794
2nd quarter	169,624	32,944	7,902	5,905
1st quarter	163,258	30,338	4,948	4,046
	$685,945	$132,692	$32,275	$25,412

2006
4th quarter	$173,520	$29,916	$9,141	$7,651
3rd quarter	165,676	29,105	8,524	6,247
2nd quarter	165,925	31,768	7,556	5,259
1st quarter	150,493	30,041	7,597	5,040
	$655,614	$120,830	$32,818	$24,197

CTS CORPORATION
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at Beginning of Period	Charged to Expense	Charged to Other Accounts		Deductions		Balance at End of Period
	(In thousands of dollars)
Year ended December 31, 2007:
Allowance for doubtful accounts	$2,139	$122	$—		$(957)		$1,304

Inventory reserve provision	$5,428	$3,713	$—		$(2,749)		$6,392

Year ended December 31, 2006:
Allowance for doubtful accounts	$2,373	$883	$—		$(1,117	)(1)	$2,139

Inventory reserve provision	$6,187	$3,184	$—		$(3,943)		$5,428

Year ended December 31, 2005:
Allowance for doubtful accounts	$1,450	$577	$426	(2)	$(80)		$2,373

Inventory reserve provision	$5,648	$2,883	$857	(2)	$(3,201)		$6,187
______________________
(1)	Majority of deductions relates to the write-off of receivables due from Delphi Automotive Systems, which declared Chapter 11 bankruptcy.
(2)
Amounts relate to the acquisition of SMTEK International, Inc. Refer also to Note B, “Acquisitions,” appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15(1)(1) and (2).