Form 10-K, Exhibit 13
period 2008-12-31
CTS CORP
filed 2009-02-23
CIK 26058

CTS Corporation
Form 10-K 2008

EXHIBIT (13)

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2006-2008)

Overview
CTS Corporation (“we”, “our”, “us”) is a global manufacturer of components and sensors used primarily in the automotive, communications and computer markets.  We also provide electronic manufacturing services, including design and supply chain management functions, primarily serving the communications, computer, industrial, medical and defense and aerospace markets under contract arrangements with original equipment manufacturers (“OEMs”).

In the first quarter of 2008, we acquired, with cash, 100% of the outstanding capital stock of Tusonix, Inc. (“Tusonix”) and Orion Manufacturing, Inc. (“Orion”) for $21.1million, net of $1.3 million cash received.  Tusonix, based in Tucson, Arizona, is a leader in the design and manufacture of ceramic electromagnetic interference and radio frequency interference (“EMI/RFI”) filters.  Orion, based in San Jose, California, is a contract electronics manufacturer.

Total sales in 2008 of $691.7 million were reported through two segments, Electronics Manufacturing Services (“EMS”) and Components and Sensors, which represented 57.7% and 42.3% of total sales in 2008, respectively.  In 2007, EMS contributed 59.1% of total sales while Components and Sensors contributed 40.9% of total sales.

In 2008, we experienced a modest year-over-year sales increase and improved net earnings from 2007, despite the global economic and credit crisis.  Revenue trends in the third and fourth quarters of 2008 were down relative to the same quarters of 2007.  We expect these trends to continue at least through the first half of 2009.  During 2008, we continued to focus on three key priorities: (1) improving profitability concurrently with growing sales; (2) diversification of our customer base and markets; and (3) new product introductions and design wins to drive future revenue growth.  As a result, we continued to see growth in certain of our existing served markets, as well as new business awards from existing and new customers.

We also proactively implemented several actions during 2008 to mitigate the unfavorable second half sales trend, including: (1) tighter control of working capital, including accounts receivable, inventory and accounts payable; (2) restructuring actions in the third and fourth quarter 2008, including the transfer and consolidation of certain operations to further improve our cost structure, reduction of global headcount by 10% and write-off of certain leasehold improvements; and (3) limiting all discretionary spending.

As discussed in more detail throughout the MD&A:

•
Revenues increased 0.8% in 2008 compared to 2007, despite the economic downturn that began to impact us negatively in the third quarter of 2008.  Sales in the Components and Sensors segment increased by 4.3%, primarily driven by acquisition of Tusonix and improved piezoelectric product sales.  Sales in the EMS segment decreased by 1.6% attributable primarily to lower expected sales in the computer market due to certain products going end-of-life (“EOL”) partially offset by higher sales into defense and aerospace and communications markets, including the positive impact of the recent Orion acquisition.

•
Gross margins in 2008 increased $4.4 million from 2007 primarily due to the contribution from higher sales volume and improved operational efficiencies in both segments.  Gross margins as a percent of sales were 19.8% in 2008 compared to 19.3% in 2007.  Within the EMS segment, margins were favorably impacted by improved product mix as we continue to increase focus on sales into the higher margin target markets of defense and aerospace, industrial and medical.  Within the Components and Sensors segment, unfavorable absorption of fixed costs and lower royalty income negatively impacted margins, partially offset by favorable product mix.

•
Selling, general and administrative (“SG&A”) and research and development (“R&D”) expenses increased as a percent of sales to 14.6% in 2008 from 14.3% in 2007.  The increase was driven by incremental expenses to support higher sales in the Components and Sensors segment and research and development spending devoted to the development and launch of new commercial market growth initiatives.

•
Operating earnings in 2008 decreased slightly to $30.8 million, or 4.5% of sales, from $32.3 million, or 4.7% of sales, in 2007 primarily due to higher restructuring and restructuring-related and R&D expenses, partially offset by improved gross margins.  Included in operating earnings were $6.1 million and $2.6 million of restructuring and restructuring-related costs for the years ended December 31, 2008 and December 31, 2007, respectively.

•	In 2008, our effective tax rate was (2.02%) compared to 21.75% in 2007. Interest and other expense in 2008 was $1.5 million versus interest and other income of $0.2 million in 2007.

•
Net earnings increased to $29.9 million in 2008 from $25.4 million in 2007.  Diluted earnings per share were $0.81 in 2008 and $0.66 in 2007.   The 2008 diluted earnings per share included $0.10 of restructuring and related charges and a tax benefit of $0.14.  The 2007 diluted earnings per share included $0.05 of restructuring and related charges.

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

Valuation of long-lived and intangible assets, goodwill and depreciation/amortization periods

We assess the carrying value of long-lived and amortizable intangible assets and the remaining useful lives whenever events or changes in circumstances indicate the carrying value may not be recoverable or the estimated useful life may no longer be appropriate.  Factors considered important that could trigger this review include significant decreases in operating results, significant changes in our use of the assets, competitive factors and the strategy of our business, and significant negative industry or economic trends.  We cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on the reported asset values.  Such events may include strategic decisions made in response to the economic conditions relative to product lines, operations and the impact of the economic environment on our customer base.

When we determine that the carrying value of long-lived and amortizable intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use of those assets, an impairment charge to record the assets at fair value may be recorded.  Impairment is measured based on fair values utilizing estimated discounted cash flows, published third-party sources, third-party offers and information furnished by third-party brokers/dealers.

Goodwill is measured as the excess of cost of acquisition over the sum of the fair values assigned to tangible and identifiable intangible assets acquired less liabilities assumed.  We perform goodwill impairment tests at least on an annual basis.  We had goodwill of $33.2 million at December 31, 2008 and $24.7 million at December 31, 2007 and 2006.

We utilized a third-party valuation expert to assist management to complete the goodwill impairment testing as required by FAS No. 142.  During the fourth quarter of 2008, our market capitalization dropped below the net book value of our equity.  We considered this difference while completing our annual goodwill impairment testing as of December 31, 2008.  This test concluded that our goodwill was not impaired. In reaching our conclusion relative to this market capitalization difference, we used the average CTS stock price for a recent number of days prior to December 31, 2008 and a conservative control premium based on comparative market transactions in our industry.  Our analysis assumed revenue growth of approximately 8% over an extended period of time.  If our market capitalization remains at or below its current level for an extended period of time, we may be required to recognize an impairment.  If we have a goodwill impairment charge in the future, the impairment will have no impact on future cash flows nor will it result in a debt covenant violation.

Income Taxes

We account for income taxes in accordance with FAS 109, Accounting for Income Taxes, as clarified by FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”).  Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.  Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year.  In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies.  If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required.  Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of FAS No. 109.

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

No valuation allowance was recorded in 2008 against the U.S. net deferred tax assets including the U.S. net operating loss carryforward asset of $55 million expiring in 2021-2024.  We assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2009 through 2017.  Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product line consistent with management and independent consensus views of the moderate recovery expected in the markets we served.  We believe that, based upon the historical operating performance of our business units and the successful cost reduction efforts, we more likely than not, will realize the benefits of its U.S. net deferred tax assets.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and the pension benefit obligation. After considering the recommendations of our actuaries, we have assumed a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining our annual pension income and expense and the projected benefit obligation.  Experience gains/losses arising from any variance between the expected rate of return of plan assets and the actual results are amortized over periods ranging from five to 21 years.  During the fourth quarter of each year, we review our actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.  Changes in the actuarial assumptions could have a material effect on our results of operations in future years.

For 2008, we had a weighted-average discount rate of 6.86% for pension income and expense.  The discount rate on our domestic plans was 6.50% at January 1, 2009.  The range of discount rates utilized by our foreign plans changed from 2.75% - 6.00% in 2007 to 2.50% - 6.90% in 2008. The expected return on domestic plan assets at January 1, 2009 remained at 8.50% and the range of expected returns on foreign plan assets decreased to 2.50% - 6.70% in 2009 from 2.75% - 7.13% in 2008.  We expect these changes in actuarial assumptions will decrease 2009 consolidated pension income by approximately $5.8 million.

Equity-Based Compensation

Effective January 1, 2006, we adopted the provisions of FAS No. 123(R) that required us to recognize the expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings.  We had stock options and restricted stock units outstanding at December 31, 2008.

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

Results of Operations

Business Environment

We are experiencing an extremely difficult global economic environment, which is especially affecting our Components and Sensors segment.  Within this segment, sales of automotive products represented 53% of sales in the fourth quarter of 2008.  The automotive light-vehicle sales decreased 35% in the United States and approximately 20% in Western Europe in the fourth quarter of 2008 compared to the same period in 2007 and are projected to remain drastically lower worldwide in 2009.  The light-vehicle sales in January 2009 confirmed further deterioration in automotive sales trends.  In response, automotive OEMs are idling their plants in an effort to match production volumes with lower sales levels and have further reduced their purchases from component suppliers to lower inventories, affecting our near-term sensor and actuator shipments.

In the weakening automotive environment we have diversified our customer base, winning new programs and broadening the application of our sensor technology into the commercial market.  Most of the new awards won were from Asian automotive OEMs and our diversification has decreased the percentage of total sales of the Detroit automotive OEMs (General Motors, Ford and Chrysler) which accounted for only 5% of total CTS sales in the fourth quarter compared to 9% in the same period last year.  Our success in diversifying our customer base provides confidence in the growth and profitability of the automotive sensor and actuator products beyond 2009 when many new platforms will launch.

Within the Components and Sensors segment, sales of electronic components represent 47% of sales in the fourth quarter of 2008.  These sales were flat year-over-year due to the challenging economic environment and program push-outs by some OEMs.  Still, we achieved record wireless infrastructure design wins in 2008, which are a strong leading indicator of future program revenue, for applications in 3G wireless, WiMax and repeaters.

EMS segment sales represented 64% of sales in the fourth quarter 2008.  EMS sales were stronger in the fourth quarter of 2008 compared to the third quarter of 2008, despite reduced sales to Hewlett Packard resulting from certain products going EOL.  The EMS customer base is more diversified in 2008 than 2007, with no customer representing 10% or more of total company sales in the fourth quarter of 2008.  Increased EMS segment sales benefited from both organic sales increases in the defense and aerospace and medical markets and sales growth as a result of acquiring Orion in early 2008.

Segment Discussion

Refer to Note M, “Segments”, to our consolidated financial statements for a description of the Company’s segments.

The following table summarizes net sales and operating earnings by segment:

($ in thousands)	EMS	Components & Sensors	Total
2008
Net sales to external customers	$399,294	$292,413	$691,707
Segment operating earnings	$12,362	$24,553	$36,915
% of segment sales	3.1%	8.4%	5.3%

2007
Net sales to external customers	$405,708	$280,237	$685,945
Segment operating earnings	$10,175	$24,716	$34,891
% of segment sales	2.5%	8.8%	5.1%

2006
Net sales to external customers	$385,744	$269,870	$655,614
Segment operating earnings	$6,179	$30,963	$37,142
% of segment sales	1.6%	11.5%	5.7%

Components and Sensors Segment Discussion

Sales in the Components and Sensors segment in 2008 increased $12.2 million, or 4.3%, from 2007.  The increase was primarily due to the acquisition of Tusonix in January 2008, which increased sales by approximately $14.0 million and improved piezoelectric product sales of approximately $5.0 million, partially offset by lower sales of automotive sensors and actuators of approximately $3.0 million.

Segment operating earnings decreased by $0.2 million, or 0.7%, from the prior year.  Major drivers in the year-over-year decrease were unfavorable absorption of fixed costs, especially in the fourth quarter as sales declined significantly, incremental operating expenses of approximately $4.5 million to support the higher full-year sales and lower royalty income of approximately $2.0 million.  These impacts were mostly offset by the margin contribution from higher full-year sales volume, improved product mix and higher pension income.

In 2008, CTS recorded pension income of $7.3 million, compared to $4.5 million of pension income recorded in 2007.  The higher pension income results primarily from U.S. pension plans with assets in excess of projected benefit obligations.  The primary factors contributing to the increase in pension income were higher gains on the plan assets and a higher discount rate reducing the liability.

Sales in the Components and Sensors segment in 2007 increased $10.4 million, or 3.8%, from 2006.  The increase was primarily due to higher sales of automotive products of $15.4 million and increased sales in communication infrastructure applications, while sales of certain electronic component legacy resistor products were lower.

In 2007, segment operating earnings decreased by $6.2 million, or 20.2%, from 2006.  Major drivers in the year-over-year decrease were higher legal and accounting expenses, lower fixed asset gains, lower royalty income, and a favorable insurance settlement received in the first quarter of 2006.

In 2007, CTS recorded pension income of $4.5 million, compared to $4.0 million of pension income recorded in 2006.  The pension income results primarily from U.S. pension plans that with assets in excess of projected benefit obligations.  The primary factors contributing to the increase in pension income were higher expected returns on the plan assets and changes in actuarial assumptions.

Electronic Manufacturing Services Segment Discussion

EMS segment sales in 2008 decreased $6.4 million, or 1.6%, from 2007.  The decrease primarily resulted from expected EOL-driven lower sales to Hewlett-Packard and lower industrial market sales, partially offset by higher sales into defense and aerospace and communications markets, which includes the positive impact of the Orion acquisition.

The segment operating earnings of $12.4 million increased $2.2 million, or 21.4%, from the prior year.  Earnings were favorably impacted primarily by improved product mix from focusing on sales in higher margin markets, despite lower sales volume.

EMS segment sales in 2007 increased $20.0 million, or 5.2%, from 2006.  The increase was driven by higher sales in industrial, defense and aerospace and communications markets, partially offset by lower computer and medical market sales.

In 2007, segment operating earnings of $10.2 million increased $4.0 million, or 64.7%, from 2006.  Earnings were favorably impacted primarily by margin contribution from higher sales volume and improved product mix, partially offset by higher compensation expenses and higher legal and accounting expenses.

Sales in Geographic Regions

Our sales in 2008 increased in the Americas to 56% from 53% in 2007.  The Asia-Pacific region accounted for 31% of total sales in 2008 and 34% in 2007.   Sales in Europe were unchanged from prior year at 13% in 2008.  The following table presents the percentage of net sales into each geographic region within each segment and consolidated:

	Components & Sensors			EMS			Consolidated Total
Geographic Region	2008	2007	2006	2008	2007	2006	2008	2007	2006

Americas	44%	49%	51%	65%	56%	48%	56%	53%	49%
Asia-Pacific	29%	26%	26%	32%	40%	46%	31%	34%	38%
Europe	27%	25%	23%	3%	4%	6%	13%	13%	13%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Discussion - Most Recent Three Years

The following table highlights significant information from our consolidated results of operations during the past three years:

	Year ended December 31,
(In thousands of dollars)	2008	2007	2006
Net sales	$691,707	$685,945	$655,614
Cost of goods sold	554,116	553,038	533,828
Restructuring-related charges	518	215	956
Gross margin	137,073	132,692	120,830
% of net sales	19.8%	19.3%	18.4%
Selling, general and administrative expenses	82,589	82,078	70,913
% of net sales	11.9%	12.0%	10.8%
Research and development expenses	18,306	15,896	15,873
% of net sales	2.6%	2.3%	2.4%
(Gain) loss on asset sales	(219)	42	(2,142)
Restructuring and impairment charges	5,567	2,401	3,368
Operating earnings	30,830	32,275	32,818
% of net sales	4.5%	4.7%	5.0%
Interest (expense)	(3,814)	(3,100)	(3,654)
Other income	2,279	3,300	1,502
Earnings before income taxes	29,295	32,475	30,666
Income tax (benefit) expense	(591)	7,063	6,469
Net earnings	$29,886 (1)	$25,412 (2)	$24,197 (3)
% of net sales	4.3	3.7	3.7
Diluted earnings per share	$0.81 (1)	$0.66 (2)	$0.63 (3)

_________________________________
(1)
Net earnings and diluted earnings per share include a net impact of $6.1 million, or $0.10 per diluted share, related to restructuring and restructuring-related charges as a result of company-wide restructuring plans, $1.4 million, or $0.04 per diluted share benefit, pertaining to a change in the tax law of a certain jurisdiction and $4.1 million, or $0.11 per diluted share benefit, related to a reversal of tax reserves.

(2)
Net earnings and diluted earnings per share include a net impact of $2.0 million, or $0.05 per diluted share, related to restructuring and restructuring-related charges associated with the realignment of operations.

(3)
Net earnings and diluted earnings per share include a net impact of $3.4 million, or $0.08 per diluted share, related to restructuring and restructuring-related charges associated with the consolidation of the Berne, Indiana operations and the further impairment of an idle facility lease.

Net sales increased $5.8 million in 2008, or 0.8%, from the prior year, due to Components and Sensors sales increase of $12.2 million.  The sales increase was primarily attributable to the acquisition of Tusonix in January 2008, which increased sales by approximately $14.0 million and improved piezoelectric product sales of approximately $5.0 million.  Full-year sales of automotive sensors and actuators were down 1.6% as the impact of drastically lower automotive sales worldwide accelerated over the course of 2008 and was partially offset by the capture of new customers and new product introductions.  Sales decreased $6.4 million in the EMS segment, driven by expected EOL-driven lower sales to Hewlett-Packard and lower industrial market sales, partially offset by higher sales in defense and aerospace and communications markets, including the positive impact of the recent Orion acquisition.

Net sales increased $30.3 million in 2007, or 4.6%, from 2006, primarily due to EMS sales increase of $20.0 million and growth in automotive component sales of $15.4 million.  The EMS sales increase was attributable to higher sales in industrial, defense and aerospace and communications markets, partially offset by lower computer and medical market sales.  In addition to the growth of automotive product sales in the Components and Sensors segment, sales in communication infrastructure applications increased, while sales of certain electronic component legacy resistor products were lower.

The Company’s 15 largest customers represented 53% of net sales in 2008, down from 59% in 2007 and 61% in 2006.  We continue our efforts to broaden our business base with expansion in defense and aerospace, communication and medical markets in the EMS segment and the diversification of automotive sensors and actuators and piezoelectric product offerings in the Components and Sensors segment.  Sales to Hewlett-Packard Company represented 11% of net sales in 2008, 17% of net sales in 2007 and 22% of net sales in 2006.

Gross margins in 2008 increased $4.4 million from 2007 due to favorable product mix and improved cost controls in both segments, partially offset by unfavorable absorption of fixed costs.  Gross margins within the Components and Sensors segment were also positively impacted by the contribution from higher sales and higher pension income, partially offset by lower royalty income.

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

Selling, general and administrative expenses as a percentage of sales were 11.9% in 2008 and 12.0% in 2007.  Legal and accounting fees occurring in 2007 were offset by expenses associated with acquisitions in 2008.

Selling, general and administrative expenses as a percentage of sales increased to 12.0% in 2007 from 10.8% in 2006.  Expenses increased $11.2 million, primarily from higher legal and accounting fees, higher compensation expenses and a favorable insurance claim settlement recorded in 2006.

Research and development expenses were $18.3 million in 2008 compared to $15.9 million in both 2007 and 2006.  The year-over-year increase reflects higher resources devoted to the development and launch of new commercial market growth initiatives.  Ongoing research and development investment continues in the Components and Sensors segment.  Our research and development activities are primarily focused on expanded applications and new product development, as well as current product and process enhancements.  Research and development expenditures in the EMS segment are typically very low.

Operating earnings in 2008 decreased to $30.8 million, or 4.4% of sales, from $32.3 million, or 4.7% of sales, in 2007 primarily due to higher restructuring and research and development expenses, as discussed above, partially offset by higher gross margins.

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

Interest and other expense in 2008 was $1.5 million versus income of $0.2 million in 2007.  Compared to the prior year, net interest expense increased $1.3 million from higher outstanding debt balances and lower interest rates on cash balances.  Foreign currency exchange losses were $1.3 million in 2008 versus a gain of $1.1 million in 2007.

Interest and other income in 2007 was $0.2 million versus an expense of $2.2 million in 2006.  Compared to the prior year, interest income increased $1.1 million from higher cash balances, and interest expense was $0.6 million lower primarily from lower outstanding debt balances.  Foreign currency exchange gains increased $0.8 million in 2007 as the dollar appreciated against virtually all major world currencies.

During 2008, we changed our effective tax rate from 21.75% to (2.02%).  This tax benefit reflects the reversal of a valuation allowance in China, the implementation of the fifth protocol of the Canada-U.S. tax treaty, a greater portion of earnings coming from lower tax rate jurisdictions, and foreign tax holidays.  These tax holidays, unless extended, are scheduled to expire in 2009-2011.

Net earnings increased $4.5 million to $29.9 million in 2008 from $25.4 million in 2007.  Net earnings in 2008 included a net impact of $6.1 million, or $0.10 per diluted share, related to restructuring and restructuring-related charges as a result of a company-wide restructuring plan, $1.4 million, or $0.04 per diluted share, pertaining to a change in the tax law of a certain jurisdiction and $4.1 million, or $0.11 per diluted share, related to a reversal of tax reserves.

Restructuring and Restructuring-Related Charges

In September 2008, we initiated certain restructuring actions to transfer and consolidate certain operations to further improve our cost structure.  These actions resulted in the elimination of approximately 400 positions and the write-off of certain leasehold improvements during the second half of 2008.  These actions were substantially complete in December 2008. We incurred approximately $5.5 million in restructuring and restructuring-related costs as a result of these actions.

Of the restructuring and restructuring-related costs incurred, $4.8 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment.  Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings and the restructuring-related costs are included in cost of goods sold.

In November 2007, we announced a realignment of operations intended to create synergies by further enhancing our shared services model to include manufacturing support functions at locations that serve more than one business.  In addition, certain production lines were transferred to better serve key customers and leverage existing capacity.  The realignment process was completed in the second quarter of 2008.  As a result of this realignment, we incurred approximately $2.6 million and $0.6 million in restructuring and restructuring-related costs in 2007 and 2008, respectively.

Of the restructuring and restructuring-related costs incurred, $0.9 million relates to the Components and Sensors segment and $2.3 million relates to the EMS segment.  Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings and the restructuring-related costs are included in cost of goods sold.

In January 2006, we announced our intention to consolidate our Berne, Indiana manufacturing operations into three of our other facilities.  Automotive product operations at Berne were transferred to CTS’ automotive facilities in Matamoros, Mexico and Elkhart, Indiana.  Electronic components operations in Berne were moved to CTS’ Singapore facility.  The Berne facility is currently being marketed for sale.  As of December 31, 2006, the Berne consolidation process was substantially completed, with all expected charges recorded. As a result of this action, we incurred approximately $3.9 million in restructuring and restructuring-related costs in 2006.

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

See Note P, “Restructuring Charges”, to our consolidated financial statements for further discussion.

Liquidity and Capital Resources

Overview

Cash and cash equivalents were $44.6 million at December 31, 2008, compared to $52.9 million at December 31, 2007.  Total debt increased to $80.5 million on December 31, 2008 from $73.0 million on December 31, 2007 due to increased borrowing against our revolving credit agreement, primarily to complete two acquisitions.

Total debt as a percentage of total capitalization was 22.5% at the end of 2008, compared with 18.4% in 2007.  Total debt as a percentage of total capitalization is defined as the sum of notes payable, current portion of long-term debt and long-term debt as a percentage of total debt and shareholders’ equity.

Working capital decreased by $9.3 million in 2008, primarily due to the decrease in cash and cash equivalents of $8.2 million, decreases in accounts receivable of $6.5 million,  net inventory of $2.9 million and current deferred tax assets of $6.4 million, partially offset by an accounts payable decrease of $12.9 million.

Cash Flow

Operating Activities

Net cash provided by operations was $34.1 million in 2008.  Components of cash flows from operations primarily included net earnings of $29.9 million, depreciation and amortization of $24.2 million and $5.6 million of restructuring charges, offset by an increase in the prepaid pension asset of $10.8 million and unfavorable changes in assets and liabilities of $15.5 million.  The changes in assets and liabilities were primarily due to decreased accounts payable and accrued liabilities of $26.7 million partially offset by decreased inventory of $9.6 million and decreased accounts receivable of $7.4 million.

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

Investing Activities

Net cash used in investing activities was $38.4 million in 2008, including $21.1 million paid for the acquisitions of Tusonix and Orion and $17.6 million of capital expenditures.  See Note B, “Acquisitions”, to our consolidated financial statements for further details on the acquisitions.

Net cash used in investing activities was $17.0 million in 2007, including capital expenditures of $16.1 million and a $1.0 million payment for the purchase of Alpha Ceramics, Inc.  See Note B, “Acquisitions”, to our consolidated financial statements for further details.

Net cash used in investing activities totaled $1.3 million in 2006, including capital expenditures of $15.8 million partially offset by $14.5 million of net proceeds from the sale of assets.

Free Cash Flow

The following table summarizes free cash flow for the Company:

	Year ended December 31,
(In millions of dollars)	2008	2007	2006
Net cash provided by operations	$34.1	$48.6	$47.2
Capital expenditures	(17.6)	(16.1)	(15.8)
Free cash flow	$16.5	$32.5	$31.4

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

Financing Activities

Net cash used in financing activities in 2008 was $2.1 million, which included $25.3 million paid to repurchase $27.5 million of our senior subordinated debentures at a discount, $7.0 million for the purchase of CTS common stock and dividend payments of $4.1 million, partially offset by $36.0 million of net proceeds from increased borrowing under our existing revolving credit agreement.

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

Capital Resources

Refer to Note G, “Debt”, to our consolidated financial statements for further discussion.

Long-term debt was comprised of the following at December 31:

($ in thousands)	2008	2007
Revolving credit agreement, weighted-average interest rate of 3.3% (2008) and 5.6% (2007), due in 2011	$48,000	$12,000
Convertible, senior subordinated notes at a weighted-average rate of 2.125%, due in 2024	32,500	60,000
Total long-term debt	$80,500	$72,000

The debt matures as follows:  2008 - $0 million; 2009 - $0 million; 2010 - $0 million; 2011 - $48 million; 2012 - $0; thereafter - $32.5 million.

On June 27, 2006, we entered into a $100 million, unsecured revolving credit agreement.  Under the terms of the revolving credit agreement, we can expand the credit facility to $150 million, subject to participating banks’ approval.  There was $48 million and $12 million outstanding under the revolving credit agreement at December 31, 2008 and 2007, respectively.  Interest rates on the revolving credit agreement fluctuate based upon LIBOR and our quarterly total leverage ratio.  We pay a commitment fee on the undrawn portion of the revolving credit agreement.  The commitment fee varies based on the quarterly leverage ratio and was 0.20 percent per annum at December 31, 2008.  The revolving credit agreement requires, among other things, that we comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio.  Failure to comply with these covenants could reduce the borrowing availability under the revolving credit agreement.  We were in compliance with all debt covenants at December 31, 2008.   We do not expect any violations of these covenants unless there is a material decrease in net earnings for a prolonged period that would cause us to be unable to quickly reduce fixed expenses.

The revolving credit agreement also requires us to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter or year.  Additionally, the revolving credit agreement contains restrictions limiting our ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with our subsidiaries and affiliates; and the amounts allowed for stock repurchases and dividend payments.   The revolving credit agreement expires in June 2011.

We have $32.5 million in aggregate principal amount of senior subordinated debentures (“2.125% Debentures”). These unsecured debentures bear interest at a rate of 2.125%, payable semiannually on May 1 and November 1 of each year through the maturity date of May 1, 2024.  The 2.125% Debentures are convertible, under certain circumstances, into CTS common stock at a price of $15.00 per share (which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the notes).  Upon conversion of the 2.125% Debentures, in lieu of delivering common stock, we may, at our discretion, deliver cash or a combination of cash and common stock.

The conversion price of the 2.125% Debentures will be adjusted if we complete certain transactions, including: distribution of shares as a dividend to substantially all shareholders; subdivision, combination or reclassification of its common stock; distribution of stock purchase warrants to substantially all shareholders; distribution of cash, stock or property to shareholders in excess of $0.03 per share; or purchase of its common stock pursuant to a tender offer or exchange offer under certain circumstances.

Holders may convert the 2.125% Debentures at any time during a conversion period if the closing price of CTS common stock is more than 120% of the conversion price ($18.00 per share) for at least 20 of the 30 consecutive trading days immediately preceding the first trading day of the conversion period.  The conversion periods begin on February 15, May 15, August 15, and November 15 of each year.  Holders may also convert the notes if certain corporate transactions occur.  As of December 31, 2008, none of the conditions for conversion of the 2.125% Debentures were satisfied.

The Debt Holder shall have the right, at the Holder’s option, to require us to purchase all of the Holder’s 2.125% Debentures called for redemption as directed on each of May 1, 2009, May 1, 2014 and May 1, 2019.  We shall be required to purchase the 2.125% Debentures at a purchase price in cash equal to 100% of the principal amount plus accrued and unpaid interest. We may, at our option, redeem for cash all or a portion of the 2.125% Debentures at any time on or after May 1, 2009, at a redemption price equal to 100% of the principal amount of the debentures to be redeemed plus accrued and unpaid interest. In the fourth quarter 2008, we purchased $27.5 million of our 2.125% Debentures through open market discounted transactions.  In the event that holders of the 2.125% Debentures require us to purchase a portion or all of the remaining $32.5 million principal amount of the 2.125% Debentures on May 1, 2009, we intend to utilize borrowing under our existing revolving credit agreement to fund the redemption, in the event other long-term financing is not utilized.

We have historically funded our capital and operating needs primarily through cash flows from operations supported by available credit under our bank credit agreements.  We believe that expected positive cash flows from operations and available borrowings under our current credit agreements will be adequate to fund our working capital, capital expenditures, redemption of 2.125% Debentures and debt service requirements for at least the next twelve months.  However, we may choose to pursue additional equity and/or debt financing to provide additional liquidity and/or fund acquisitions.

In November 2005, our Board of Directors authorized a program to repurchase up to one million shares of our common stock in the open market.  Reacquired shares were used to support equity-based compensation programs and for other corporate purposes.  During 2007, under this program, we repurchased 395,000 shares at a total cost of $4.9 million before the program expired June 29, 2007.

In June 2007, our Board of Directors authorized a program to repurchase up to two million shares of our common stock in the open market.  The authorization expires on June 30, 2009.  Reacquired shares were used to support equity-based compensation programs and for other corporate purposes.  Since June 2007, we have repurchased 2,000,000 shares at a total cost of $22.2 million, which completed this program.

In May 2008, our Board of Directors authorized a program to repurchase up to one million shares of CTS common stock in the open market at a maximum price of $13 per share.  The authorization expires on June 30, 2009.  Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes.  During 2008, we repurchased 22,500 shares at a total cost of $0.2 million.

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2008, are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
($ in millions)	Total	2009	2010 - 2011	2012 - 2013	2014 – beyond
Long-term debt (1)	$92.7	$1.3	$50.3	$1.4	$39.7	(2)
Operating leases	27.9	7.5	11.5	6.0	2.9
Obligations associated with FIN 48	4.5	0.4	0.9	—	3.2
Purchase obligations	—	—	—	—	—
Retirement obligations	19.4	2.1	4.7	3.9	8.7
Total	$144.5	$11.3	$67.4	$11.3	$54.5
_______________________

(1)
Including principal and coupon payments of the 2.125% Debentures issued in 2004 and principal and interest payments of the revolving credit agreement.  The holders of the 2.125% Debentures have the right to require us to purchase, for cash, all of the remaining $32.5 million 2.125% Debentures on May 1, 2009, May 1, 2014, or May 1, 2019.  Refer to Note G, “Debt”, in our consolidated financial statements.

(2)	Debentures issued in May 2004. Investors may convert the debentures, under certain circumstances, at any time to CTS common stock. The conversion price is $15.00 per share.

Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.  We purchased direct materials, generally related to customer orders, for production occurring at our manufacturing facilities around the world.  These goods are secured using purchase orders, either blanket or discrete.  Purchase orders commit us to take delivery of the quantities ordered generally over a specified delivery schedule.  Our standard purchase order terms and conditions state that, should we cancel an order, we will reimburse our supplier only for the costs incurred at the time of cancellation.  Our purchase order cancellations generally occur due to order cancellation by a customer.  If a customer cancels its order, our standard terms of sale provide for reimbursement of costs, including those related to our purchase orders.  Therefore, these commitments are not included in purchase obligations.

Retirement obligations include defined benefit and other post-retirement benefits. Please refer to Note H, “Retirement Plans,” and Note A, “Summary of Significant Accounting Policies”, in our consolidated financial statement for additional information related to the retirement plans, including the important assumptions.

We utilize a market-related approach in deriving fair value of plan assets.  We do not expect any significant change in the approach in 2009.  For plan asset allocation detail, please refer to Note H, “Retirement Plans”, in our consolidated financial statements.  We do not expect to make changes to the asset allocation in 2009.  However, we may elect to make changes to the asset allocation based on the performance of different asset categories after conducting investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis.

During 2008, actual returns on plan assets deviated significantly from expected returns on plan assets.  The deviation between expected and actual returns was primarily due to market conditions with approximately half of the loss in asset value occurring in the fourth quarter of 2008.

Based on our current assumptions relating to our pension plans, we do not expect to make any cash contributions to the United States defined benefit plans in the foreseeable future. The most significant assumptions relate to the discount rate, the expected long term return on plan assets and the rate of future compensation increase. If these assumptions prove to be incorrect then we may need to record additional expense relating to the pension plans which could have a material effect on our results of operations and could require cash contributions to fund future pension payments.

2009 Outlook

As a result of the economic environment affecting many of our customers, and lack of forward visibility, proactive measures have been taken to manage our cost structure and cash flows, while continuing to invest in new products and to seek growth opportunities. We will continue to reduce certain discretionary spending which will continue to have a positive effect on operating expenses and cash flows.  We will continue to monitor all spending and may take additional actions if warranted.

Extremely challenging market conditions and minimal visibility make it very difficult to plan for 2009.  Sales in 2009 are estimated to decline 12% to 18% from 2008 sales to a range of $565 million to $610 million.  Full-year diluted earnings per share are projected in a range of $0.15 to $0.25 per share.  These full-year projections include an especially tough first quarter and we expect to record a net loss with economic conditions improving gradually in the second half of the year.  Our 2009 effective tax rate is expected to be in the range of 22% - 24%.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of CTS Corporation

We have audited the accompanying consolidated balance sheets of CTS Corporation (an Indiana corporation) and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders equity, and cash flows for each of the three years in the period ended December 31, 2008.  Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule II – Valuation and Qualifying Accounts and Reserves.  We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company’s internal control over financial reporting based on our audits.  Our audit of, and opinion on, the Company’s internal control over financial reporting does not include internal control over financial reporting of Tusonix, Inc., a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 3 and 2 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.  As indicated in Management’s Report, Tusonix, Inc. was acquired during 2008 and therefore, management’s assertion on the effectiveness of the Company’ internal control over financial reporting excluded internal control over financial reporting of Tusonix, Inc.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statement in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.

/s/ GRANT THORNTON LLP
Chicago, Illinois
February 20, 2009

Consolidated Statements of Earnings
(In thousands of dollars except per share amounts)

	Year Ended December 31,
	2008	2007	2006
Net sales	$691,707	$685,945	$655,614
Costs and expenses:
Cost of goods sold	554,634	553,253	534,784
Selling, general and administrative expenses	82,589	82,078	70,913
Research and development expenses	18,306	15,896	15,873
(Gain)/loss on asset sales	(219)	42	(2,142)
Restructuring and impairment charges — Note P	5,567	2,401	3,368
Operating earnings	30,830	32,275	32,818
Other (expense)/income:
Interest expense	(3,814)	(3,100)	(3,654)
Interest income	1,421	2,052	934
Other	858	1,248	568
Total other (expense)/income	(1,535)	200	(2,152)
Earnings before income taxes	29,295	32,475	30,666
Income tax (benefit)/expense — Note J	(591)	7,063	6,469
Net earnings	$29,886	$25,412	$24,197
Net Earnings per share — Note D
Basic	$0.89	$0.72	$0.68
Diluted	$0.81	$0.66	$0.63

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
(In thousands of dollars except share amounts)

	December 31,
	2008	2007
ASSETS
Current Assets
Cash and cash equivalents	$44,628	$52,868
Accounts receivable, less allowances (2008 — $2,165, 2007 — $1,304)	94,175	100,655
Inventories, net
Finished goods	7,813	9,592
Work-in-process	16,246	18,064
Raw materials	46,808	46,122
Total inventories, net	70,867	73,778
Current deferred tax asset – Note J	8,073	14,494
Other current assets	8,099	9,045
Total current assets	225,842	250,840
Property, plant and equipment
Land	2,998	1,783
Buildings	96,133	98,865
Machinery and equipment	249,475	258,438
Total property, plant and equipment	348,606	359,086
Accumulated depreciation	(257,850)	(266,261)
Net property, plant and equipment	90,756	92,825
Other assets
Prepaid pension asset — Note H	18,756	107,158
Goodwill - Note E	33,150	24,657
Other intangible assets, net — Note E	36,927	36,743
Deferred income taxes — Note J	82,093	30,237
Other assets	931	1,232
Total other assets	171,857	200,027
Total Assets	$488,455	$543,692
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable — Note F	$—	$1,000
Accounts payable	71,285	84,217
Accrued salaries, wages and vacation	14,316	15,296
Income taxes payable	6,592	5,581
Other accrued liabilities	21,048	22,825
Total current liabilities	113,241	128,919
Long-term debt — Note G	80,500	72,000
Other long-term obligations — Notes H and J	17,536	18,526
Contingencies — Note N	—	—
Shareholders’ Equity
Preferred stock — authorized 25,000,000 shares without par value; none issued — Note K	—	—
Common stock — authorized 75,000,000 shares without par value; 54,031,844 shares issued at December 31, 2008 and 53,919,733 shares issued at December 31, 2007 — Note K	280,266	278,916
Additional contributed capital	30,156	28,563
Retained earnings	362,391	336,548
Accumulated other comprehensive loss	(98,626)	(29,808)
	574,187	614,219
Cost of common stock held in treasury (2008 — 20,320,759 shares; 2007 — 19,606,459 shares) — Note L	(297,009)	(289,972)
Total shareholders’ equity	277,178	324,247
Total Liabilities and Shareholders’ Equity	$488,455	$543,692

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands of dollars)

	Year Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net earnings	$29,886	$25,412	$24,197
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	24,178	22,818	24,896
Prepaid pension asset	(10,788)	(9,122)	(6,173)
Amortization of retirement benefit adjustments – Note H	2,237	3,944	—
Equity-based compensation – Note I	3,375	3,295	4,071
Deferred income taxes – Note J	(4,687)	1,572	1,885
(Gain)/loss on asset sales	(219)	42	(2,142)
Restructuring charge – Note P	5,567	2,401	3,368
Changes in assets and liabilities, net of effects from acquisitions
Accounts receivable	7,377	5,357	(15,222)
Inventories	9,585	(12,812)	87
Accounts payable	(16,181)	6,011	9,486
Accrued liabilities	(10,514)	(1,307)	(1,082)
Income taxes payable	(422)	2,246	1,933
Other	(5,295)	(1,254)	1,881
Total adjustments	4,213	23,191	22,988
Net cash provided by operations	34,099	48,603	47,185
Cash flows from investing activities:
Proceeds from sale of assets	308	65	14,482
Capital expenditures	(17,647)	(16,058)	(15,787)
Payment for acquisitions, net of cash acquired – Note B	(21,054)	(1,028)	—
Net cash used in investing activities	(38,393)	(17,021)	(1,305)
Cash flows from financing activities:
Borrowings of long-term debt	1,662,550	94,600	73,850
Payments of long-term debt	(1,651,823)	(83,457)	(81,608)
Borrowings of short-term notes payable	6,426	47,571	123,758
Payments of short-term notes payable	(7,426)	(51,996)	(131,632)
Purchase of treasury stock	(7,037)	(20,344)	(2,309)
Dividends paid	(4,063)	(4,279)	(4,307)
Other	(719)	381	112
Net cash used in financing activities	(2,092)	(17,524)	(22,136)
Effect of exchange rate changes on cash	(1,854)	180	2,857
Net (decrease)/increase in cash and cash equivalents	(8,240)	14,238	26,601
Cash and cash equivalents at beginning of year	52,868	38,630	12,029
Cash and cash equivalents at end of year	$44,628	$52,868	$38,630
Supplemental cash flow information
Cash paid during the year for:
Interest	$3,315	$2,532	$3,133
Income taxes — net	$4,821	$2,301	$1,568

Supplemental schedule of non-cash investing and financing activities:
Refer to Note C, “Supplemental Schedule of Non-cash Investing and Financing Activities”.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
(In thousands of dollars)

				Accumulated
				Other
		Additional		Comprehensive
	Common	Contributed	Retained	Earnings	Comprehensive	Treasury
	Stock	Capital	Earnings	(Loss)	Earnings	Stock	Total
Balances at January 1, 2006	$275,211	$24,743	$295,478	$(244)		$(267,095)	$328,093
Net earnings			24,197		24,197		24,197
Cumulative translation adjustment				4,810	4,810		4,810
Minimum pension liability adjustment (net of tax of $50)				369	369		369
Comprehensive earnings					$29,376
Adjustment to initially apply FAS No. 158, net of tax				(36,218)			(36,218)
Cash dividends of $0.12 per share			(4,305)				(4,305)
Issued 70,943 shares on exercise of stock option net	575					(112)	463
Issued 64,372 shares on vesting of restricted stock units	767	(1,133)					(366)
Acquired 170,600 shares for treasury stock						(2,309)	(2,309)
Tax benefits on exercise of options		193					193
Stock compensation		4,096					4,096
Balances at December 31, 2006	$276,553	$27,899	$315,370	$(31,283)		$(269,516)	$319,023
Net earnings			25,412		25,412		25,412
Cumulative translation adjustment				486	486		486
Other comprehensive income, net of tax
Prior service costs				152	152		152
Unrecognized loss				837	837		837
Comprehensive earnings					$26,887
Cash dividends of $0.12 per share			(4,234)				(4,234)
Returned 2,000 shares on restricted stock and cash bonus plan - net	27	38				(65)	—
Issued 50,400 shares on exerciseof stock option – net	1,889						1,889
Exchanged 3,551 shares for stock options						(46)	(46)
Issued 199,087 shares on vesting of restricted stock units	447	(2,723)					(2,276)
Acquired 1,705,200 shares for treasury stock						(20,345)	(20,345)
Tax benefits on exercise of options		54					54
Stock compensation		3,295					3,295
Balances at December 31, 2007	$278,916	$28,563	$336,548	$(29,808)		$(289,972)	$324,247
Net earnings			29,886		29,886		29,886
Cumulative translation adjustment				(9,111)	(9,111)		(9,111)
Other comprehensive income, net of tax
Prior service costs				324	324		324
Unrecognized loss				(60,031)	(60,031)		(60,031)
Comprehensive loss					$(38,932)
Cash dividends of $0.12 per share			(4,043)				(4,043)
Issued 7,100 shares on exerciseof stock option – net	61						61
Issued 105,011 shares on vesting of restricted stock units	1,289	(1,724)					(435)
Acquired 714,300 shares for treasury stock						(7,037)	(7,037)
Tax cost on exercise of options		(58)					(58)
Stock compensation		3,375					3,375
Balances at December 31, 2008	$280,266	$30,156	$362,391	$(98,626)		$(297,009)	$277,178

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—Summary of Significant Accounting Policies

Business: CTS Corporation ("CTS" or the "Company") is a global manufacturer of electronic components and sensors and a supplier of electronic manufacturing services.  The Company designs, manufactures, assembles, and sells a broad line of electronic components and sensors and provides electronic manufacturing services primarily to original equipment manufacturers ("OEMs").  CTS operates manufacturing facilities located throughout North America, Asia and Europe and services major markets globally.

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

Translation of Foreign Currencies:  The financial statements of CTS’ non-U.S. subsidiaries, except the U.K. subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. CTS’ Consolidated Statements of Earnings includes $1.3 million of foreign currency translation loss for the year ended December 31, 2008, and $1.1 million and $0.3 million of foreign currency translation gain for the years ended December 31, 2007 and 2006, respectively.

The assets and liabilities of CTS’ U.K. subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the “accumulated other comprehensive earnings (loss)” component of shareholders’ equity. Statement of earnings accounts are translated at the average rates during the period.

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

The table below shows the components of accumulated other comprehensive earnings (loss) at December 31:

($ in thousands)	2008	2007
Accumulated translation	$(1,423)	$7,688
Unrecognized amounts relating to benefit plans:
Net loss	(95,561)	(35,530)
Prior service costs	(1,642)	(1,966)
Accumulated other comprehensive loss	$(98,626)	$(29,808)

Revenue Recognition:  Substantially all of CTS’ revenue is from product sales.  CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed and determinable, and collection of the related receivable is probable, which is generally at the time of shipment. The Company has agreements with its distributors that provide limited rights of return within a limited time and protection against price reductions initiated by the Company. The effect of these programs is estimated based on historical experience and current economic conditions and provisions are recorded at the time of shipment. CTS customers typically have a right to return products that they consider to be defective. Revenue is recorded net of estimated returns of products, based on management’s analysis of historical returns, current economic trends, and changes in customer demands.  All fees billed to the customer for shipping and handling are classified as a component of net revenues.  All costs associated with shipping and handling is classified as a components of cost of sales.  Provisions for returns and other adjustments are provided for in the same period the related sales are recorded based on experience and other relevant factors.  CTS classifies sales taxes on a net basis in its consolidated financial statements.

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

Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, computer, medical, industrial, and defense and aerospace markets, primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. The allowance for doubtful accounts is based on management’s estimates of the collectability of its accounts receivable after analyzing historical bad debts, customer concentrations, customer credit worthiness, and current economic trends.  Uncollectible trade receivables are charged against the allowance for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted.  Sales to Hewlett-Packard Company (“Hewlett-Packard”) were 11% of net sales for the year ended December 31, 2008, 17% of net sales for the year ended December 31, 2007 and 22% of net sales for the year ended December 31, 2006.  Amounts due from Hewlett-Packard were $7 million at December 31, 2008 and $18 million at December 31, 2007.  Amounts due from Motorola were $14 million at December 31, 2008 and $11 million at December 31, 2007.  Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

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

Equity-Based Compensation:   Effective January 1, 2006, CTS adopted the provisions of  FAS No. 123(R), “Share-Based Payment”, which requires CTS to recognize expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings.  CTS had stock options and restricted stock units outstanding at December 31, 2008. Please refer to Note I, “Equity-Based Compensation”, for further discussion.

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

Income Taxes:  We account for income taxes in accordance with FAS 109, “Accounting for Income Taxes,” as clarified by FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.  Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year.  In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies.  If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required.  Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of FAS No. 109.

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

Effective December 31, 2006, CTS adopted the provisions of FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106, and 132(R)”.  FAS No. 158 requires employers to: a) recognize the funded status of a benefit plan – measured as the difference between plan assets at fair value and the benefit obligation  - in its statement of financial position; b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FAS No. 87, “Employers’ Accounting for Pensions”, or FAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”; c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position; and d) disclosure in the notes to financial statement additional information about certain effects on net periodic benefit costs for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.  As required by the standard, CTS has applied these requirements prospectively.

Intangible Assets:  CTS does not amortize goodwill, but tests it for impairment annually using a fair value approach at the “reporting unit” level. A reporting unit is the operating segment, or a business one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by senior management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. During the fourth quarter of 2008, CTS’ market capitalization dropped below the net book value of its equity. This difference was considered while assessing goodwill impairment under FAS. No. 142, “Goodwill and Other Intangible Assets”. CTS completed its annual impairment analysis during the fourth quarter of 2008, and determined that no impairment existed at December 31, 2008. If CTS’ market capitalization remains at or below its current level for an extended period of time, CTS may be required to recognize an impairment in a future period. The Company continues to monitor its market capitalization and re-assess goodwill impairment as necessary. CTS had approximately $33.2 million and $24.7 million of goodwill at December 31, 2008 and 2007, respectively.

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

Financial Instruments:  CTS’ financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments.  CTS has estimated the fair value of its long-term debt to be $78.1 million, or $2.4 million less than the carrying value of $80.5 million.  The estimated fair value of long-term debt was based on quoted dealer prices for the same or similar issues.  The long-term debt is exchange-traded and classified within level 2 of the fair value hierarchy because the exchange is not deemed to be an active market.

Amortization of Debt Issue Costs:  CTS has debt issue costs that relate to the Company’s long-term debt and are being amortized over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.5 million in 2008, $0.6 million in 2007, and $0.6 million in 2006 and is included in interest expense in the accompanying Consolidated Statements of Earnings.

Reclassifications:  Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2008.

Recent Accounting Pronouncements

FAS No. 141(R), “Business Combinations”
In December 2007, the FASB issued FAS No. 141(R), “Business Combinations” (“FAS No. 141(R)”), which replaces FAS No. 141, “Business Combinations” (“FAS No. 141”). Although the general provisions of FAS No. 141 are maintained, FAS No. 141(R) effectively replaces FAS No. 141’s cost allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. The requirements of FAS No. 141 resulted in not recognizing some assets and liabilities at the acquisition date, and it also resulted in measuring some assets and liabilities at amounts other than their fair values at the acquisition date. The provisions of FAS No. 141(R) were intended to resolve these issues and therefore, improve the relevance, completeness and representational faithfulness of the information provided. This statement is effective for prospective business combinations consummated in fiscal years beginning on or after December 15, 2008. CTS does not expect the provisions of FAS No. 141(R) to have a material impact on its consolidated financial statements.

FAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51”
In December 2007, the FASB issued FAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“FAS No. 160”). Although FAS No. 160 retains the general accounting consolidation procedures regarding non-controlling interests, there are two key changes provided by FAS No. 160. First, accumulated losses attributable to such interests can exceed the original investment in the non-controlling interest. That is, a non-controlling interest can be in a debit position. Pro forma disclosures are required in the year of change. Second, such interests are a component of equity. Under current GAAP, such interests are normally included as either “mezzanine” (temporary) equity or liability. This statement is effective for CTS beginning January 1, 2009. CTS does not expect the provisions of FAS No. 160 to have a material impact on its consolidated financial statements.

FASB Staff Position FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13”
In February 2008, the FASB issued FASB Staff Position FAS 157-1 (“FSP FAS 157-1”).  FSP FAS 157-1 removes leasing transactions accounted for under FAS No. 13 “Accounting for Leases” and related guidance from the scope of FAS No. 157 “Fair Value Measurements”.  CTS has adopted FSP FAS 157-1 and the provisions do not have a material impact on its consolidated financial statements.

FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157”
In February 2008, the FASB issued FASB Staff Position FAS 157-2 (“FSP FAS 157-2”).  FSP FAS 157-2 delays the effective date of FAS No. 157 “Fair Value Measurements” for all non-recurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008.  CTS has adopted FSP FAS 157-2 to delay the adoption of FAS No. 157 for non-financial assets.

FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133”
In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“FAS No. 161”).  FAS No. 161 expands the disclosure requirements in FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  This statement is effective for CTS beginning January 1, 2009.  CTS does not expect the provisions to have a material impact on its consolidated financial statements.

FAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”
In May 2008, the FASB issued FAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS No. 162”). FAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States (“the GAAP hierarchy”). The GAAP hierarchy provides for four categories of GAAP which include (in descending order of authority): (a) current pronouncements and its interpretations; (b) FASB technical bulletins and AICPA accounting and industry guides; (c) AICPA Practice bulletins and Emerging Issue Task Force Consensus (“EITFs”); and (d) FASB implementation guides. An entity is required to follow the accounting treatment specified by the accounting principle from the source in the highest category. This statement is effective for CTS 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. CTS does not expect the provisions to have a material impact on its consolidated financial statements.

FASB Staff Position APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”
In May 2008, the FASB issued FASB Staff Position APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires issuers of such instruments to separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 should be applied retroactively to all past periods presented even if the instrument has matured, has been converted, or has otherwise been extinguished as of FSP APB 14-1’s effective date.  FSP APB 14-1 is effective for CTS beginning January 1, 2009.  CTS does not expect the provisions of FSP APB 14-1 to have a material impact on its consolidated financial statements.

FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets”
In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”) which amends the list of factors an entity should consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS No. 142”). FSP FAS 142-3 applies to intangible assets that are acquired individually or with a group of assets and intangible assets acquired in both business combinations and asset acquisitions. FSP FAS 142-3 removes the provision under FAS No. 142 that requires an entity to consider whether the renewal or extension can be accomplished without substantial cost or material modifications of the existing terms and conditions associated with the asset. Instead, FSP FAS 142-3 requires that an entity consider its own experience in renewing similar arrangements. An entity would consider market participant assumptions regarding renewal if no such relevant experience exists. FSP FAS 142-3 is effective for CTS beginning January 1, 2009. CTS does not expect the provisions to have a material impact on its consolidated financial statements.

FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”
In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”), which expands the disclosures required by employers for postretirement plan assets. FSP FAS 132(R)-1 requires plan sponsors to provide extensive new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks. In addition, this FSP requires new disclosures similar to those in FAS No. 157, “Fair Value Measurements”, in terms of the three-level fair value hierarchy, including a reconciliation of the beginning and ending balances of plan assets that fall within Level 3 of the hierarchy. FSP FAS 132(R)-1 is effective for periods ending after December 15, 2009.

NOTE B—Acquisitions

In 2008, CTS acquired, with cash, 100% of the outstanding capital stock of the following two entities for $21.1 million, net of $1.3 million cash received.

•	Tusonix, Inc. (“Tusonix”), based in Tucson, Arizona, a leader in the design and manufacture of ceramic electromagnetic interference and radio frequency interference (“EMI/RFI”) filters; and
•	Orion Manufacturing, Inc. (“Orion”), based in San Jose, California, a contract electronics manufacturer.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition:

	Tusonix	Orion
($ in thousands)	At January 28, 2008	At March 12, 2008	Total
Current assets	$6,517	$8,348	$14,865
Property, plant and equipment	4,792	785	5,577
Amortizable intangible assets	2,500	1,300	3,800
Goodwill	1,860	6,636	8,496
Other long-term assets	(838)	(26)	(864)
Fair value of assets acquired, including 1,295 cash acquired	14,831	17,043	31,874
Current liabilities	2,341	7,184	9,525
Fair value of liabilities acquired	2,341	7,184	9,525
Net assets acquired	12,490	9,859	22,349
Cash acquired	1,295	─	1,295
Net cash paid	$11,195	$9,859	$21,054

The acquisition of Tusonix will expand CTS’ technology and customer base within the Components and Sensors segment.  The acquisition of Orion will enable CTS’ EMS segment to achieve significant synergies by combining the Orion operation with the CTS operation in Santa Clara, California.  It will also expand CTS’ customer base in certain target markets.

Under the terms of the Orion agreement, CTS may pay a contingent earn out of up to $1.75 million in cash, based on the achievement of certain financial targets in 2008 and 2009.  Contingencies earned under the terms of this agreement will be recorded as an adjustment to the purchase price.  Accordingly, CTS accrued $0.75 million at December 31, 2008.

CTS determined the preliminary purchase price allocations on the acquisitions based on estimates of the fair values of the assets acquired and liabilities assumed.  These estimates were arrived at using recognized valuation techniques.  CTS is in the process of determining values of certain assets. In addition, the Company analyzed historical net operating losses available for carryforward, limitations on those earnings in various taxing jurisdictions, and other facts and circumstances that had an impact on the final allocation of the purchase price to deferred income taxes. Accordingly, the allocation of the purchase price is subject to refinement.  CTS finalized the purchase price allocation of Tusonix at the end of January 2009 and expects to finalize Orion by the end of March 2009.

Goodwill recognized in those transactions amounted to $8.5 million and is not deductible for tax purposes.  Of this goodwill, $6.6 million was assigned to the EMS segment and $1.9 million was assigned to the Components and Sensors segment.  In addition, CTS also recognized $2.5 million and $1.3 million of customer list intangibles for Tusonix and Orion, respectively.  These intangibles will be amortized over a period of 15 years and 10 years for Tusonix and Orion, respectively.

These acquisitions have been accounted for using the purchase method of accounting in accordance with FAS No. 141, whereby the total purchase price has been allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of this acquisition is immaterial to CTS’ results of operations.

In December 2007, CTS acquired Alpha Ceramics, Inc (“Alpha”), a privately held company, for $2.0 million.  This business was acquired with $1.0 million cash on hand and incurrence of a $1.0 million liability. The results of operations have been included in the consolidated financial statements since that date. Alpha Ceramics provides piezoceramic materials for sensor and transducer manufacturers in military and aerospace markets. The assets acquired include machinery and equipment, inventory, and certain intellectual property.

The acquisition has been accounted for using the purchase method of accounting in accordance with FAS No. 141, whereby the total purchase price has been allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of this acquisition is immaterial to CTS’ results of operations.

NOTE C—Supplemental Schedule of Noncash Investing and Financing Activities

In December 2007, CTS acquired 100% of the capital stock of Alpha Ceramics, Inc.  In conjunction with the acquisition, CTS paid cash and assumed liabilities as follows (refer to Note B, “Acquisitions”):

($ in millions)
Cash paid	$1.0
Liabilities assumed	1.0
Fair value of assets acquired	$2.0

NOTE D—Earnings Per Share

FAS No. 128, “Earnings per Share”, requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share (“EPS”) computations. The calculation below provides net earnings, average common shares outstanding and the resultant earnings per share for both basic and diluted EPS for the years ended December 31, 2008, 2007, and 2006.

(In thousands of dollars, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)	Per Share Amount
2008
Basic EPS	$29,886	33,728	$0.89
Effect of dilutive securities:
Equity-based compensation plans		453
Convertible debt	941	3,683
Diluted EPS	$30,827	37,864	$0.81

2007
Basic EPS	$25,412	35,498	$0.72
Effect of dilutive securities:
Equity-based compensation plans		472
Convertible debt	998	4,000
Diluted EPS	$26,410	39,970	$0.66

2006
Basic EPS	$24,197	35,826	$0.68
Effect of dilutive securities:
Equity-based compensation plans		402
Convertible debt	984	4,000
Diluted EPS	$25,181	40,228	$0.63

The following table shows the securities that could potentially dilute EPS in the future, but have been excluded from the 2008, 2007, and 2006 diluted earnings per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

	Year ended December 31,
(Number of shares in thousands)	2008	2007	2006
Stock options where the exercise price exceeds the average market price of common shares during the period	810	647	695

NOTE E—Intangible Assets

CTS has the following intangible assets as of December 31:

	2008		2007
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists/relationships	$51,084	$(15,038)	$47,284	$(12,543)
Patents	10,319	(9,886)	10,319	(8,815)
Employment agreements	—	—	142	(142)
Other intangibles	500	(52)	500	(2)
Total	61,903	(24,976)	58,245	(21,502)
Goodwill	33,150	—	24,657	—
Total intangible assets	$95,053	$(24,976)	$82,902	$(21,502)

Of the net intangible assets at December 31, 2008, $39.5 million relates to the EMS segment and $30.6 million relates to the Components and Sensors segment. Of the $33.2 million of goodwill, $30.8 million relates to the EMS segment and $2.4 million relates to the Components and Sensors segment. CTS recorded amortization expense of $3.6 million, $3.1 million, and $3.2 million for the years ended December 31, 2008, 2007, and 2006, respectively.  The weighted average remaining amortization period for the amortizable intangible assets is 16.8 years.  CTS estimates annual amortization expense of $3.0 million in 2009, $2.5 million in 2010, $2.4 million in years 2011 thought 2013, and $24.3 million thereafter.

NOTE F—Notes Payable

CTS had line of credit arrangements of $12.6 million and $24.8 million at December 31, 2008 and 2007, respectively.  No amount was outstanding at December 31, 2008.  CTS had $1.0 million outstanding at December 31, 2007.  These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option.  The majority of the line of credit arrangements at December 31, 2008 are unsecured.  However, one line of credit for $0.7 million is secured by the land and building in Thailand.  The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 4.9% in 2008 and 5.5% in 2007.

NOTE G—Debt

Long-term debt was comprised of the following at December 31:

($ in thousands)	2008	2007
Revolving credit agreement, weighted-average interest rate of 3.3% (2008) and 5.6% (2007), due in 2011	$48,000	$12,000
Convertible, senior subordinated debentures at a weighted-average rate of 2.125%, due in 2024	32,500	60,000
Total long-term debt	$80,500	$72,000

The debt matures as follows:  2009 - $0 million, 2010 - $0 million; 2011 - $48 million; 2012 - $0; 2013 - $0; thereafter - $32.5 million.

On June 27, 2006, CTS entered into a $100 million, unsecured revolving credit agreement.  Under the terms of the revolving credit agreement, CTS can expand the credit facility to $150 million, subject to participating banks’ approval.  There was $48.0 million and $12.0 outstanding under the revolving credit agreement at December 31, 2008 and 2007, respectively.  At December 31, 2008, CTS had $52 million available under this agreement. Interest rates on the revolving credit agreement fluctuate based upon LIBOR and the Company’s quarterly total leverage ratio.  CTS pays a commitment fee on the undrawn portion of the revolving credit agreement.  The commitment fee varies based on the quarterly leverage ratio and was 0.20 percent per annum at December 31, 2008.  The revolving credit agreement requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio.  Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement.  CTS was in compliance with all debt covenants at December 31, 2008.  The revolving credit agreement requires CTS to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year-end. Additionally, the revolving agreement contains restrictions limiting CTS' ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS' subsidiaries and affiliates; and the amounts allowed for stock repurchases and dividend payments. The revolving credit agreement expires in June 2011.

CTS has $32.5 million in aggregate principal amount of senior subordinated debentures (“2.125% Debentures”). These unsecured debentures bear interest at an annual rate of 2.125%, payable semiannually on May 1 and November 1 of each year through the maturity date of May 1, 2024. The 2.125% Debentures are convertible, under certain circumstances, into CTS common stock at a conversion price of $15.00 per share (which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the notes). Upon conversion of the 2.125% Debentures, in lieu of delivering common stock, the Company may, at its discretion, deliver cash or a combination of cash and common stock.

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

Holders may convert the 2.125% Debentures at any time during a conversion period if the closing price of CTS common stock is more than 120% of the conversion price ($18.00 per share) for at least 20 of the 30 consecutive trading days immediately preceding the first trading day of the conversion period. The conversion periods begin on February 15, May 15, August 15, and November 15 of each year. Holders may also convert the debentures if certain corporate transactions occur. As of December 31, 2008, none of the conditions for conversion of the 2.125% Debentures were satisfied.

CTS may, at its option, redeem all or a portion of the 2.125% Debentures for cash at any time on or after May 1, 2009, at a redemption price equal to the principal amount of the debentures plus any accrued and unpaid interest at the redemption date. Holders may require CTS to purchase for cash all or part of their debentures on May 1, 2009, 2014, and 2019, or upon the occurrence of certain events, at 100% of the principal amount of the debentures plus accrued and unpaid interest up to, but not including, the date of purchase.   In the fourth quarter 2008, CTS purchased $27.5 million of its 2.125% Debentures through open market discounted transactions.  In the event that a portion or all of the remaining $32.5 million of these debentures are redeemed on May 1, 2009, CTS intends to utilize its existing revolving credit agreement to fund the redemption, in the event other long-term financing is not utilized.

NOTE H—Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans (“Pension Plans”) covering approximately 15% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees´ compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

Effective December 31, 2006, CTS adopted all of the provisions of FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.  FAS No. 158 requires employers to: a) recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value and the benefit obligation—in its statement of financial position; b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FAS No. 87, “Employers’ Accounting for Pensions”, or FAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position; and d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. As required by the standard, CTS has applied these FAS No. 158 requirements prospectively.

The measurement date for the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2008 and 2007. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

	Pension Plans		Other Postretirement Benefit Plan
($ in thousands)	2008	2007	2008	2007
Accumulated benefit obligation	$198,400	$201,767	$4,726	$5,723
Change in projected benefit obligation:
Projected benefit obligation at January 1	$210,228	$216,927	$5,723	$5,338
Service cost	3,532	4,763	20	22
Interest cost	13,068	11,961	368	333
Plan amendment and other	(2,227)	1,468	—	—
Actuarial (gain) loss	(4,517)	(11,849)	(1,250)	164
Benefits paid	(13,687)	(13,042)	(135)	(134)
Curtailment	(420)	—	—	—
Projected benefit obligation at December 31	$205,977	$210,228	$4,726	$5,723
Change in plan assets:
Assets at fair value at January 1	$308,851	$306,344	$—	$—
Actual return on assets	(82,107)	12,209	—	—
Company contributions	2,361	3,070	135	134
Benefits paid	(13,649)	(13,042)	(135)	(134)
Other	(2,070)	270	—	—
Assets at fair value at December 31	$213,386	$308,851	$—	$—
Funded status (plan assets less projected benefit obligations)	$7,409	$98,623	$(4,726)	$(5,723)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets:

	Pension Plans		Other Postretirement Benefit Plan
($ in thousands)	2008	2007	2008	2007
Prepaid pension asset	$18,756	$107,150	$—	$—
Other accrued liabilities	(1,020)	(892)	(361)	(377)
Other long-term obligations	(10,327)	(7,635)	(4,365)	(5,346)
	$7,409	$98,623	$(4,726)	$(5,723)

CTS has also recorded the following amounts to Accumulated Other Comprehensive loss at December 31, 2008:

$ in thousands	Pension Plans			Post Retirement Plans
	Unrecognized Loss	Prior Service Cost	Total	Unrecognized Loss/(Gain)	Prior Service Cost	Total
Balance at January 1, 2008	$35,396	$1,965	$37,361	$134	$1	$135
Amortization of retirement benefits, net of tax	(1,170)	(323)	(1,493)	—	(1)	(1)
Reclassification adjustments	61,953	—	61,953	(752)	—	(752)
Balance at December 31, 2008	$96,179	$1,642	$97,821	$(618)	$—	$(618)

Of these amounts, CTS expects to recognize approximately $4.8 million and $0.5 million of losses and prior service costs, respectively, in 2009 related to its Pension Plans.  CTS does not expect to recognize any significant amounts of the Other Postretirement Benefit Plan unrecognized amounts in 2009.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31, 2008 and 2007 is shown below:

($ in thousands)	2008	2007
Projected benefit obligation	$39,190	$10,047
Accumulated benefit obligation	37,319	8,260
Fair value of plan assets	27,843	1,520

Net pension (income)/postretirement expense in 2008, 2007, and 2006 includes the following components:

	Pension Plans			Other Postretirement Benefit Plan
($ in thousands)	2008	2007	2006	2008	2007	2006
Service cost	$3,532	$4,763	$5,113	$20	$22	$19
Interest cost	13,068	11,961	12,086	368	333	299
Expected return on plan assets [1]	(26,341)	(25,386)	(24,739)	—	—	—
Amortization of unrecognized:
Transition obligation	—	—	—	—	—	—
Prior service cost	538	923	482	—	1	1
Loss	1,699	3,020	2,716	—	—	—
Curtailment loss	—	—	325	—	—	(81)
Additional cost due to early retirement	237	207	—	—	—	—
Net (income) expense	$(7,267)	$(4,512)	$(4,017)	$388	$356	$238
Weighted-average actuarial assumptions (2)
Benefit obligation assumptions:
Discount rate	6.86%	6.47%	5.72%	6.90%	6.50%	5.75%
Rate of compensation increase	4.80%	4.81%	4.78%	—	—	—
Pension income/postretirement Expense assumptions:
Discount rate	6.44%	5.71%	5.92%	6.50%	5.75%	6.00%
Expected return on plan assets(1)	8.41%	8.43%	8.43%	—	—	—
Rate of compensation increase	4.80%	4.81%	4.70%	—	—	—
_______________________
(1)	Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

(2)	During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

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

CTS´ pension plan asset allocation at December 31, 2008 and 2007, and target allocation for 2009 by asset category are as follows:

	Target Allocations	Percentage of Plan Assets at December 31,
Asset Category	2009	2008	2007
Equity securities (1)	70%	56%	67%
Debt securities	20%	39%	28%
Other	10%	5%	5%
Total	100%	100%	100%
_____________________________
(1)
Equity securities include CTS common stock in the amounts of approximately $8.0 million (4% of total plan assets) at December 31, 2008 and approximately $14.5 million (5% of total plan assets) at December 31, 2007.

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

The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2009 are $1.7 million and $0.4 million, respectively.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Pension Plans	Other Postretirement Benefit Plan
2009	$13,587	$361
2010	14,498	369
2011	16,706	374
2012	15,185	378
2013	16,560	380
Thereafter	88,005	1,854

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee’s annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $4.1 million in 2008, $3.8 million in 2007, and $2.9 million in 2006.

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

At December 31, 2008, CTS had five equity-based compensation plans:  the 1988 Restricted Stock and Cash Bonus Plan (“1988 Plan”), the 1996 Stock Option Plan (“1996 Plan”), the 2001 Stock Option Plan (“2001 Plan”), the Nonemployee Directors’ Stock Retirement Plan “Directors’ Plan”, and the 2004 Omnibus Long-Term Incentive Plan (“2004 Plan”).  All of these plans, except the Directors’ Plan were approved by shareholders.  As of December 2004, additional grants can only be made under the 2004 Plan.  CTS believes that equity-based awards align the interest of employees with those of its shareholders.

The 2004 Plan, and previously the 1996 Plan and 2001 Plan, provide for grants of incentive stock options or nonqualified stock options to officers, key employees, and nonemployee members of CTS’ Board of Directors.  In addition, the 2004 Plan allows for grants of stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock awards.

The following table summarizes the compensation expense included in the Consolidated Statements of Earnings for the years ending December 31, 2008, 2007, and 2006 relating to equity-based compensation plans:

	Year Ended December 31
($ in thousands)	2008	2007	2006
Stock options [1]	$127	$371	$1,033
Restricted stock units	3,216	2,797	2,826
Restricted stock	32	127	212
Total	$3,375	$3,295	$4,071
_______________________
[1]	Stock option expense includes $1, $14, and $45 ending December 31, 2008, 2007, and 2006, respectively, related to non-employee director stock options.

The total tax benefit related to the equity-based compensation plans recognized in income is approximately $1.4 million, $1.3 million and $1.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The following table summarizes the plan status as of December 31, 2008:

	2004 Plan	2001 Plan	1996 Plan
Awards originally available	6,500,000	2,000,000	1,200,000
Stock options outstanding	313,850	743,863	236,550
Restricted stock units outstanding	700,498	—	—
Awards exercisable	239,325	743,863	236,550
Awards available for grant	5,075,709	—	—

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

Year Ended December 31
($ in thousands)	2006
Expected volatility	53.3-58.2%
Weighted-average expected volatility	54.1%
Expected dividends	0.9%
Expected term	4.0-10.0 years
Weighted-average risk-free rate	5.1%

A summary of the status of stock options as of December 31, 2008, and changes during the year then ended, is presented below (in thousands of dollars except per share amounts):

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	1,426,638	16.06
Granted	—	—
Exercised	(7,100)	8.40
Expired	(125,275)	32.26
Outstanding at December 31, 2008	1,294,263	14.53	3.9 years	—
Exercisable at December 31, 2008	1,219,738	14.65	3.7 years	—

The weighted-average grant-date fair value of options granted during the year 2006 was $6.53.  There was no intrinsic value for options exercised during the year ended December 31, 2008. The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $0.2 million and $0.4 million, respectively.  The exercise price of options granted during the year ended December 31, 2006 equaled the trading price of the Company’s stock on the grant date.  No stock options were granted during the years ended December 31, 2008 or 2007.

A summary of the nonvested stock options as of December 31, 2008, and changes during the year then ended, is presented below:

	2008
($ in thousands, except per share amounts)	Options	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2008	158,587	$6.41
Granted	—	—
Vested	(84,062)	6.46
Forfeited	—	—
Nonvested at December 31, 2008	74,525	6.36
______________________
(1) Based on historical experience, CTS currently expects approximately all of these options to vest.

The total fair value of options vested during the years ended December 31, 2008, 2007, and 2006 was approximately $0.5 million, $0.9 million, and $1.1 million, respectively.  As of December 31, 2008, there was $39,000 of unrecognized compensation cost related to nonvested stock options.  That cost is expected to be recognized over a weighted-average period of 1.06 years.  CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable
		Weighted-Average
	Number	Remaining	Weighted-Average	Number	Weighted-Average
Range of	Outstanding	Contractual	Exercise	Exercisable	Exercise
Exercise Prices	at 12/31/08	Life (Years)	Price	at 12/31/08	Price
$7.70 – 11.11	782,263	4.65	$9.44	749,238	$9.37
13.68 – 16.24	227,800	4.74	14.12	186,300	14.22
23.00 – 33.63	236,950	1.99	24.80	236,950	24.80
35.97 – 79.25	47,250	1.37	49.21	47,250	49.21

Service-Based Restricted Stock Units

Service-based restricted stock units (“RSUs”) entitle the holder to receive one share of common stock for each unit when the unit vests.  RSUs are issued to officers and key employees and non-employee directors as compensation.  Generally, the RSUs vest over a three to five-year period.

RSUs granted to non-employee directors vest one month after granted.  Upon vesting, the non-employee directors elect to either receive the stock associated with the RSU immediately, or defer receipt of the stock until their retirement from the Board of Directors.  The fair value of the RSUs is equivalent to the trading value of the Company’s stock on the grant date.

A summary of RSU activity as of December 31, 2008, and changes during the year then ended, is presented below (in thousands of dollars except per share amounts):

RSUs	Units	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	595,148	$12.14
Granted	319,950	8.94
Converted	(145,360)	11.87
Forfeited	(69,380)	11.96
Outstanding at December 31, 2008	700,358	$10.76	5.9 years	$3,860
Convertible at December 31, 2008	83,438	$11.86	15.8 years	$461

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2008, 2007, and 2006 was $8.94, $11.89, and $13.80, respectively. The total intrinsic value of RSUs converted during the years ended December 31, 2008 and 2007 was $1.6 million and $2.8 million, respectively.

A summary of the nonvested RSUs as of December 31, 2008, and changes during the year then ended, is presented below:

	RSUs	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2008	531,310	$12.11
Granted	319,950	8.94
Vested	(164,960)	11.66
Forfeited	(69,380)	11.96
Nonvested at December 31, 2008	616,920	$10.61

The total fair value of RSUs vested during the years ended December 31, 2008 and 2007 was approximately $1.9 million and $3.1 million, respectively.  As of December 31, 2008, there was $2.9 million of unrecognized compensation cost related to nonvested RSUs.  That cost is expected to be recognized over a weighted-average period of 1.51 years.  CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Performance-Based Restricted Stock Units

On February 6, 2007, CTS granted performance-based restricted stock unit awards for certain executives.  Executives received a total of 17,100 units based on achievement of year-over-year sales growth and free cash flow performance goals for fiscal year 2007.  These units will cliff vest and convert one-for-one to CTS common stock on December 31, 2010.

On February 5, 2008, CTS granted performance-based restricted stock unit awards for certain executives.  Vesting may occur, if at all, at a rate of 200% of the target amount of 42,200 units in 2010 subject to certification of the 2009 fiscal year results by CTS’ independent auditors.  Vesting is dependent upon CTS’ achievement of sales growth targets.

CTS recorded compensation expense of approximately $81,000 and $32,000 related to performance-based restricted stock units during the years ended December 31, 2008 and 2007.  As of December 31, 2008 there was $113,000 of unrecognized compensation cost related to performance-based RSUs.  That cost is expected to be recognized over a weighted-average period of 1.50 years.

Market-Based Restricted Stock Units

On July 2, 2007, CTS granted a market-based restricted stock unit award for an executive officer.  An aggregate of 25,000 units may be earned in performance years ending in the following three consecutive years on the anniversary of the award date.  Vesting may occur, if at all, at a rate of up to 150% of the target award on the end date of each performance period and is tied exclusively to CTS total stockholder return relative to 32 enumerated peer group companies’ total stockholder return rates.  The vesting rate will be determined using a matrix based on a percentile ranking of CTS total stockholder return with peer group total shareholder return.

On February 5, 2008, CTS granted market-based restricted stock unit awards for certain executives.  Vesting may occur, if at all, at a rate of up to 200% of the target amount of 63,300 units in 2010.  Vesting is dependent upon CTS’ achievement of total stockholder return relative to 29 enumerated peer group companies’ stockholder return rates.

CTS recorded compensation expense of approximately $448,000 and $18,000 related to market-based restricted stock units during the years ended December 31, 2008 and 2007.

As of December 31, 2008 there was approximately $597,000 of unrecognized compensation cost related to market-based RSUs.  That cost is expected to be recognized over a weighted average period of 1.31 years.

Restricted Stock and Cash Bonus Plan

CTS’ 1988 Plan originally reserved 2,400,000 shares of CTS’ common stock for sale at market price, or award, to key employees.  The 1988 Plan was concluded on June 27, 2008.

Stock Retirement Plan

The Directors’ Plan provided for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock.  The Directors’ Plan was frozen effective December 1, 2004.  All future grants will be from the 2004 Plan.

NOTE J—Income Taxes

Earnings (loss) before income taxes consist of the following:

($ In Thousands)	2008	2007	2006
Domestic	$7,496	$12,065	$11,584
Non-U.S.	21,799	20,410	19,082
Total	$29,295	$32,475	$30,666

Significant components of income tax provision (benefit) are as follows:

($ In Thousands)	2008	2007	2006
Current:
Federal	$42	$ ─	$318
State	212	463	365
Non-U.S.	3,842	5,028	3,903
Total Current	4,096	5,491	4,586
Deferred:
Federal	(612)	1,781	886
State	331	371	939
Non-U.S.	(4,406)	(580)	58
Total Deferred	(4,687)	1,572	1,883
Total (Benefit)/Provision for Income Taxes	$(591)	$7,063	$6,469

Significant components of the CTS’ deferred tax liabilities and assets at December 31, 2008 and 2007 are:

($ in thousands)	2008	2007
Pensions	$6,238	$40,673
Depreciation	2,762	1,605
Unrealized Foreign Exchange Gain	1,165	1,594
Other	497	4,366
Gross deferred tax liabilities	10,662	48,238

Postretirement benefits	1,654	2,018
Inventory reserves	1,663	946
Loss carryforwards	75,639	75,631
Credit carryforwards	11,834	11,669
Nondeductible accruals	7,762	6,402
Research expenditures	14,525	11,497
Other	5,611	1,824
Gross deferred tax assets	118,688	109,987

Net deferred tax assets	108,026	61,749
Deferred tax asset valuation allowance	(18,512)	(19,406)
Total	$89,514	$42,343

The long-term deferred tax liability of approximately $652,000 is included as a component of "Other long-term obligations" on the Consolidated Balance Sheets.

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

Generally, the Company assesses that it is more likely than not that its net tax assets will be realized during the available carryforward periods.  The Company has determined, however, that a valuation allowance of $18.5 million should be provided for certain deferred tax assets.  The $0.9 million decrease in the valuation allowance from December 31, 2007 to 2008 is due to an increase in the valuation allowance related to state net operating loss carryforwards of $0.6 million and a decrease in loss carryforwards in certain foreign jurisdictions of $1.5 million.  As of December 31, 2008, the $18.5 million valuation allowance includes $8.9 million for state net operating loss and credit carryforwards, $5.5 million in foreign tax credit carryforwards, and $4.1 million related to foreign net operating losses.

The net change in the foreign net operating loss valuation allowance of $(1.5) million resulted from the utilization of $1.5 million of the Company’s Tianjin net operating loss and the release of the remaining Tianjin valuation allowance of $4.1 million offset by the establishment of a valuation allowance of $4.1 million related to the Company's Canadian operations.  In making these determinations, the Company assessed both positive and negative evidence related to the losses and determined that it is more likely than not that the net operating losses in Tianjin will be utilized while the losses in Canada are expected to expire unutilized.

	2008	2007	2006
Taxes at the U.S. statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	1.20%	1.67%	2.80%
Non-US income taxed at rates different than the U.S. statutory rate	(18.38)%	(16.00)%	(15.60)%
Tax exempt earnings	0.00%	(0.00)%	(0.40)%
Benefit of scheduled tax credits	(1.16)%	(0.20)%	(1.20)%
Other	0.12%	1.28%	0.50%
Tax rate before the benefit of reversal of reserves	16.78%	21.75%	21.10%
Benefit of Tax Treaty Change	(4.63)%	0.00%	0.00%
Adjustments to Valuation Allowances	(14.17)%	0.00%	0.00%
Effective income tax rate	(2.02)%	21.75%	21.10%

During 2008, CTS changed its effective tax rate from 21.75% to (2.02%).  This tax benefit reflects the reversal of a valuation allowance in China, the implementation of the fifth protocol of the Canada-U.S. tax treaty, a greater portion of earnings coming from lower tax rate jurisdictions, and foreign tax holidays. These tax holidays, unless extended, are scheduled to expire in 2009-2011.

At December 31, 2008, no provision had been made for U.S. federal and state income taxes on approximately $190 million of foreign earnings, which are expected to be permanently reinvested outside of the United States indefinitely.  Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes, a possible adjustment for foreign tax credits, state income taxes, and withholding taxes payable to the various foreign countries.  Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of the complexities associated with the related calculation.

No valuation allowance was recorded in 2008 against the U.S. net deferred tax assets including the U.S. net operating loss carryforward asset of $55 million expiring in 2021-2024.  The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2009 through 2017.  Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product line consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS.  Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits of its U.S. net deferred tax assets.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).   FIN 48 clarifies the accounting for uncertainty in income tax positions recognized in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN 48 requires that an enterprise must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not threshold is then measured to determine the amount of benefit to recognize in the financial statements.

The Company or one of its subsidiaries files income tax returns in the United States federal, various state, and foreign jurisdictions.  The Company’s tax years are subject to examination from 2003-2007 for all U.S. jurisdictions.  International tax open years range from 2001-2007 based on the local statutes.  U.S. taxing authorities also have the ability to review prior tax years to the extent of net operating losses and tax credit carryforwards and apply any changes to open tax years.

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

($ in thousands)	2008
Balance at January 1, 2008	$4,356

Additions based on tax positions related to the current year	85
Additions for tax positions of prior years	25
Balance at December 31, 2008	$4,466

CTS’ continuing practice is to recognize interest and/or penalties related to income tax matters as income tax expense.  However, at the time of adoption and at the year ending December 31, 2008, there were no significant amounts accrued for interest and/or penalties related to uncertain income tax positions.

NOTE K—Capital Stock

CTS had previously adopted a Rights Plan on August 28, 1998, but this Rights Plan expired August 27, 2008 and has not been renewed or replaced.  The Rights Plan was implemented by declaring a dividend, distributable to shareholders of record on September 10, 1998, of one common share purchase right (“Right”) for each outstanding share of common stock held at the close of business on that date. Each Right under the Rights Plan initially entitled registered holders of common stock to purchase one one-hundredth of a share of CTS’ Series A Junior Participating Preferred Stock for a purchase price of $125, subject to adjustment. The Rights were exercisable only if a person or group (1) acquired or obtained the right to acquire 15% or more of the common stock or (2) announced a tender offer that resulted in any person or group acquiring beneficial ownership of 15% or more of the outstanding common stock. The Rights were redeemable for $0.01 per Right (subject to adjustment) at the option of the Board of Directors. Until a Right was exercised, the holder of the Right, as such, had no rights as a shareholder of CTS.

NOTE L—Treasury Stock

Common stock held in treasury at December 31, 2008 totaled 20,320,759 shares with a cost of $ 297.0 million, compared to 19,606,459 shares with a cost of $290.0 million, at December 31, 2007.

In November 2005, CTS’ Board of Directors authorized a program to repurchase up to one million shares of CTS common stock.  The authorization expired June 30, 2007. Reacquired shares were used to support equity-based compensation programs and for other corporate purposes. During 2007, CTS repurchased 395,000 shares of common stock at a total cost of $4.9 million before the program expired.

In June 2007, CTS’ Board of Directors authorized a program to repurchase up to two million shares of common stock in the open market.  The authorization expires on June 30, 2009.  Reacquired shares were used to support equity-based compensation programs and for other corporate purposes.  Since June 2007, CTS has repurchased 2,000,000 shares at a total cost of $22.2 million, which completed this program.

In May 2008, CTS’ Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market at a maximum price of $13 per share.  Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes.  During 2008, CTS repurchased 22,500 shares at a total cost of $0.2 million.

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

Summarized financial information concerning CTS’ reportable segments for the years end December 31, 2008, 2007, and 2006 is shown in the following table:

($ in thousands)	EMS	Components & Sensors	Total
2008
Net sales to external customers	$399,294	$292,413	$691,707
Segment operating earnings	12,362	24,553	36,915
Total assets	187,024	301,431	488,455
Depreciation and amortization	7,550	16,628	24,178
Capital expenditures	6,536	11,111	17,647

2007
Net sales to external customers	$405,708	$280,237	$685,945
Segment operating earnings	10,175	24,716	34,891
Total assets	180,785	362,907	543,692
Depreciation and amortization	7,103	15,715	22,818
Capital expenditures	7,730	8,328	16,058

2006
Net sales to external customers	$385,744	$269,870	$655,614
Segment operating earnings	6,179	30,963	37,142
Total assets	169,623	358,210	527,833
Depreciation and amortization	6,843	18,053	24,896
Capital expenditures	6,057	9,730	15,787

Reconciling information between reportable segments’ operating earnings and CTS’ consolidated pre-tax income is shown in the following table:

	Year Ended December 31,
($ in thousands)	2008	2007	2006
Total segment operating earnings	$36,915	$34,891	$37,142
Interest expense	(3,814)	(3,100)	(3,654)
Interest income	1,421	2,052	934
Other income (expense)	858	1,248	568
Restructuring and restructuring-related charges - Components and Sensors	(4,999)	(788)	(3,849)
Restructuring and restructuring-related charges – EMS	(1,086)	(1,828)	(475)
Earnings before income taxes	$29,295	$32,475	$30,666

Financial information relating to CTS’ operations by geographic area was as follows:

	Year Ended December 31,
($ in thousands)	2008	2007	2006
Net Sales
United States	$327,631	$270,123	$263,097
Singapore	121,396	158,092	173,118
United Kingdom	43,012	82,162	82,178
China	98,002	90,033	77,713
Canada	47,810	50,151	40,277
Other non-U.S.	53,856	35,384	19,231
Consolidated net sales	$691,707	$685,945	$655,614

Sales are attributed to countries based upon the origin of the sale.

	Year Ended December 31,
($ in thousands)	2008	2007	2006
Long-Lived Assets
United States	$30,340	$25,916	$24,296
China	34,999	34,291	35,560
United Kingdom	6,331	11,528	15,637
Singapore	6,823	8,439	9,845
Canada	3,198	4,570	5,373
Taiwan	4,957	3,349	2,065
Other non-U.S	4,108	4,732	3,692
Consolidated long-lived assets	$90,756	$92,825	$96,468

The EMS segment revenues from Hewlett-Packard represented $77 million, or 19%, $117 million, or 29%, and $143.2 million, or 37%, of the segment’s revenue for the years ended December 31, 2008, 2007, and 2006, respectively.

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

NOTE O—Leases

CTS incurred approximately $6.3 million of rent expense in 2008, $6.1 million in 2007, and $5.7 million in 2006. The future minimum lease payments under the Company’s operating leases are $7.5 million in 2009, $6.4 million in 2010, $5.1 million in 2011, $3.5 million in 2012, $ 2.5 million in 2013, and $2.9 million thereafter.

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

The following table displays the planned costs associated with the Berne consolidation, as well as a summary of the actual costs incurred through December 31, 2006:

($ in millions) January 2006 Plan	Planned Costs	Actual incurred through December 31, 2006

Workforce reduction	$3.1	$2.6
Postemployment obligation curtailment net	0.2	0.2
Other	0.1	0.1
Restructuring charge	3.4	2.9

Equipment relocation	0.3	0.5
Other employee related costs	0.3	0.5
Restructuring-related costs	0.6	1.0

Total restructuring and restructuring-related costs	$4.0	$3.9

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

In November 2007, CTS realigned certain manufacturing operations and eliminated approximately 103 net positions during the fourth quarter of 2007.  The realignment was intended to create synergies by further enhancing the Company’s shared services model to include manufacturing support functions at its locations that serve more than one business.  The realignment plans were completed by June 2008.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, aswell as a summary of the actual costs incurred through December 31, 2008:

($ in millions) November 2007 Plan	Planned Costs	Actual incurred through December 31, 2008

Workforce reduction	$1.7	$1.5
Asset Impairments	0.9	1.2
Restructuring charge	2.6	2.7

Equipment relocation	0.2	0.1
Other costs	0.2	0.4
Restructuring-related costs	0.4	0.5

Total restructuring and restructuring-related costs	$3.0	$3.2

Of the restructuring and restructuring-related costs incurred, $0.9 million relates to the Components and Sensors segment and $2.3 million relates to the EMS segment.  Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings and the restructuring-related costs are included in cost of goods sold.

The following table displays the restructuring reserve activity related to the realignment for the year ending December 31, 2008:

($ in millions) November 2007 Plan

Restructuring liability at January 1, 2008	$0.6
Restructuring charge	0.3
Cost paid	(0.9)
Restructuring liability at December 31, 2008	$0.0

In September 2008, CTS initiated certain restructuring actions to transfer and consolidate certain operations to further improve its cost structure.  These actions resulted in the elimination of approximately 400 positions and the write-off of certain leasehold improvements during the second half of 2008.  These actions were substantially complete in December 2008.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2008:

($ in millions) September 2008 Plan	Planned Costs	Actual incurred through December 31, 2008

Workforce reduction	$2.4	$3.9
Asset impairments	1.1	1.2
Other charges	0.2	0.1
Restructuring charge	3.7	5.2

Equipment and employee relocation	0.2	0.1
Other costs	0.5	0.2
Restructuring-related costs	0.7	0.3

Total restructuring and restructuring-related costs	$4.4	$5.5

Of the restructuring and restructuring-related costs incurred, $4.8 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment.  Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings and the restructuring-related costs are included in cost of goods sold.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2008:

($ in millions) September 2008 Plan
Restructuring liability at January 1, 2008	$0.0
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	4.1
Cost paid	(2.4)
Restructuring liability at December 31, 2008	$1.7

NOTE Q – Quarterly Financial Data

Quarterly Results of Operations
(Unaudited)

	Net Sales	Gross Margins	Operating Earnings	Net Earnings
2008
4th quarter	$162,827	$29,746	$3,780	$5,652
3rd quarter	170,034	33,350	4,885	7,611
2nd quarter	186,091	40,153	13,784	9,957
1st quarter	172,755	33,824	8,381	6,666
	$691,707	$137,073	$30,830	$29,886

2007
4th quarter	$178,273	$35,617	$9,508	$7,667
3rd quarter	174,790	33,793	9,917	7,794
2nd quarter	169,624	32,944	7,902	5,905
1st quarter	163,258	30,338	4,948	4,046
	$685,945	$132,692	$32,275	$25,412

CTS CORPORATION
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at Beginning of Period	Charged to Expense	Charged to Other Accounts	Deductions		Balance at End of Period

	(In thousands of dollars)
Year ended December 31, 2008:
Allowance for doubtful accounts	$1,304	$874	$—	$(13)		$2,165

Inventory reserve provision	$6,392	$5,144	$—	$(4,755)		$6,781

Year ended December 31, 2007:
Allowance for doubtful accounts	$2,139	$122	$—	$(957)		$1,304

Inventory reserve provision	$5,428	$3,713	$—	$(2,749)		$6,392

Year ended December 31, 2006:
Allowance for doubtful accounts	$2,373	$883	$—	$(1,117	)(1)	$2,139

Inventory reserve provision	$6,187	$3,184	$—	$(3,943)		$5,428
________________________
(1)	Majority of deductions relates to the write-off of receivables due from Delphi Automotive Systems, which declared Chapter 11 bankruptcy.