Form 10-K, Exhibit 13
period 2011-12-31
CTS CORP
filed 2012-02-24
CIK 26058

CTS Corporation

Form 10-K 2011

EXHIBIT (13)

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

Overview

CTS Corporation (“we”, “our”, “us”) is a global manufacturer of components and sensors used primarily in the automotive, communications and industrial markets. We also provide electronic manufacturing solutions, including design and supply chain management functions, primarily serving the defense and aerospace, communications, industrial and medical markets under contract arrangements with original equipment manufacturers (“OEMs”).

Net sales in 2011 of $588.5 million were reported through two segments, Components and Sensors and Electronics Manufacturing Services (“EMS”), which represented 47.6% and 52.4% of net sales in 2011, respectively. In 2010, Components and Sensors contributed 51.2% of net sales while EMS contributed 48.8% of net sales.

In 2011, sales improved from 2010 primarily due to the impact of increased new product introductions, new customers and higher market penetration. However, sales were negatively impacted by the March 2011 earthquake in Japan, the May 2011 fire at our Scotland facility and October 2011 flooding in Thailand.

Throughout 2011, we continued to focus on two key priorities: (1) improving profitability concurrently with growing sales; and (2) introducing new products, winning new business and increasing our market share. As a result, we continued to see growth in most of our existing markets, as well as new business awards from existing and new customers. We also managed our cost structure and restructured certain operations, to improve operational efficiencies and reduce our headcount.

As discussed in more detail throughout the MD&A:

•

Full-year net sales of $588.5 million in 2011 increased $35.9 million, or 6.5%, compared to $552.6 million in 2010, primarily due to the impact of increased new product introductions, new customers and higher market penetration. Net sales in the Components and Sensors segment decreased by 1.1% compared to 2010. Net sales in the EMS segment increased by 14.4% compared to 2010.

•

Gross margin as a percentage of net sales was 18.7% in 2011 compared to 21.7% in 2010 partially due to a temporary shift in segment mix as the EMS segment’s percentage of total company net sales increased to 52.4% from 48.8%, partly driven by the Japan earthquake impact on automotive sales. The reduction in gross margin also resulted from higher commodity and precious metal prices, unfavorable product mix and program launch costs for new product introductions.

•

Insurance recovery for business interruption due to the fire at our Scotland facility and the flood at our Thailand facility was $4.1 million in 2011. This amount essentially offsets the related expenses shown in cost of goods sold.

•

Selling, general and administrative (“SG&A”) and research and development (“R&D”) expenses were $91.9 million in 2011 compared to $90.6 million in 2010. This increase was primarily driven by R&D spending to develop and launch new commercial market growth initiatives.

•	Insurance recovery for property damage due to the fire at our Scotland facility was $6.1 million in 2011.

•

Operating earnings in 2011 were $25.2 million, compared to $27.8 million in 2010, primarily due to lower gross margins, which were partially offset by favorable insurance recoveries. Also included in operating earnings were $3.1 million and $1.7 million of restructuring and restructuring-related costs for the years ended December 31, 2011 and December 31, 2010, respectively.

•	Interest and other income in 2011 was $1.1 million compared to $0.2 million in 2010 primarily due to $0.9 million higher foreign exchange gains in 2011.

CTS CORPORATION     1

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

(continued)

•

The effective tax rate for 2011 was 20.4% compared to 21.4% in 2010. The decrease in effective tax rate in 2011 compared to 2010 was primarily due to recording less tax expense in jurisdictions with higher marginal tax rates.

•

Net earnings were $21.0 million in 2011 versus $22.0 million in 2010. Diluted earnings per share were $0.60 in 2011 compared to $0.63 in 2010. Adjusted earnings per share for 2011 were $0.67, which excluded $0.07 of restructuring and certain additional legal expenses. Adjusted earnings per share for 2010 were $0.66, which excluded $0.03 of restructuring charges.

The following table provides a reconciliation of diluted earnings per share to adjusted earnings per share:

	Year ended December 31,
	2011	2010

Diluted earnings per share	$0.60	$0.63
Additional legal costs	0.01	—
Restructuring and restructuring-related charges	0.06	0.03

Adjusted earnings per share	$0.67	$0.66

Adjusted earnings per share is a term not recognized by Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). The most directly comparable U.S. GAAP financial measure is diluted earnings per share. We calculate adjusted earnings per share to exclude restructuring, restructuring-related charges and certain additional legal costs.

We use the adjusted earnings per share measure to evaluate overall performance, establish plans and perform strategic analyses. We believe using adjusted earnings per share avoids distortion in the evaluation of operating results by eliminating the impact of events that are not related to operating performance. These measures are based on the exclusion of specific items, and, as such, they may not be comparable to measures used by other companies that have similar titles. Our management compensates for this limitation when performing peer company comparisons by evaluating both GAAP and non-GAAP financial measures reported by peer companies. We believe that adjusted earnings per share is useful to our management, investors and stakeholders in that it:

•	provides a better measure of our operating performance;

•	reflects the results used by management in making decisions about the business; and

•	helps to review and project our performance over time.

We recommend that investors and stakeholders consider both diluted earnings per share and adjusted earnings per share, which are both GAAP and non-GAAP measures in evaluating our performance with peer companies.

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

Estimating inventory valuation reserves, the allowance for doubtful accounts and other accrued liabilities

Management makes estimates of the carrying value of our inventory based upon historical usage, new product introductions and projected customer purchase levels. The ever-changing technology environment of the markets we

2    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

(continued)

serve affects these estimates. Similarly, management makes estimates of the collectability of our accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Finally, we are involved in litigation in the normal course of business and are regulated under a number of environmental and safety laws. Accruals for known exposures are established based on management’s best estimate after considering the advice of legal counsel, when appropriate.

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

Goodwill is measured as the excess of cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests at least on an annual basis. In light of a decline in our market capitalization in the first quarter of 2009 we determined that an interim impairment test was necessary at the end of the first quarter of 2009 for both of our reporting units, Components and Sensors and EMS. After completing step one of the prescribed tests, we determined that the estimated fair values of both reporting units were less than their book values on March 29, 2009. We performed the step two test and concluded that the reporting units’ goodwill were impaired. As a result, an impairment loss of $33.2 million was recorded in the first quarter of 2009. Of the $33.2 million impairment loss, $2.4 million was related to the Components and Sensors reporting unit and $30.8 million was related to the EMS reporting unit. We had goodwill of $0.5 million at December 31, 2011, 2010 and 2009.

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

CTS Corporation    3

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

(continued)

authority reviews and statutory limitations. We estimate our income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. The valuation allowance is based on our estimates of taxable income in each jurisdiction in which we operate and the period over which the deferred tax assets will be recoverable.

No valuation allowance was recorded in 2011 against the U.S. federal net deferred tax assets including the U.S. net operating loss carry-forward asset of $39 million expiring in 2021 through 2024. We assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2012 through 2020. Those projections applied taxable income estimates consistent with historical earnings patterns of our traditional automotive product lines, a return to profitability in our electronic component product lines and benefits from expanding further into target markets in the EMS business. We believe that, based upon the historical operating performance of our business units and the successful cost reduction efforts we, more likely than not, will realize the benefits of our U.S. net deferred tax assets.

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

We have two domestic pension plans: a qualified plan and a non-qualified plan. The discount rate used to calculate our pension income and expense on our domestic plans was 5.5% for 2011. We have two foreign plans: the United Kingdom plan (“UK plan”) and the Taiwan plan. The discount rate used to calculate our pension expense for the UK plan is 5.4%. The discount rate used to calculate our pension expense for the Taiwan plan is 1.75%.

The discount rate used to calculate our pension benefit asset and obligation on our domestic plans is 4.9%. The discount rate used to calculate our pension benefit obligation on our UK plan is 4.7%. The discount rate used to calculate our pension benefit obligation on our Taiwan plan is 2.0%.

Discount rates for both our domestic plans and our UK plan are the rates of interest at which it has been assumed that the plan obligation could be effectively settled. The domestic plans and UK plan discount rates are based on the return of high quality bonds available at the date of valuation and expected to be available during the period to maturity of the pension benefits. We use actuarially-determined yield curves to determine these discount rates. The Taiwan plan discount rate is based on the weighted average yield on government bonds available at the date of valuation and expected to be available during the period to maturity of the pension benefits. The government bond rates are directed by the Bank of Taiwan.

The expected return on domestic plan assets remained at 8.5% in 2011. The expected return on our UK plan assets is 4.0%. The expected return for both our domestic plan and our UK plan are based on an allocation of expected returns on investments in equities, bonds and cash. The expected return on our Taiwan plan assets is 1.75%. The expected return on our Taiwan plan is based on government bond rates as directed by the Bank of Taiwan. All pension plans in Taiwan are required to be established with the Bank of Taiwan, which is a government-run entity that utilizes conservative investment strategies. The majority of the Bank of Taiwan’s investments are in government bonds. Since the Taiwan plan’s assets are invested in government bonds as directed by the Bank of Taiwan, the expected rate of return on plan assets is determined by such government bond rates. In determining the expected rate of return on plan assets, the actuarial consultants to the Taiwan plan consider the amount and timing of pension contributions and benefit payments expected to be made during the year.

4    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

(continued)

All experienced gains and losses for our qualified domestic plan are amortized over a period of 23 years, which is the expected future lifetime of our inactive employees. All experienced gains and losses for our non-qualified domestic plan are amortized over a period of five years, which is the average remaining service life of our active employees. All experienced gains and losses for our UK plan are amortized over a period of 10 years, which is the average term to normal retirement date of our plan participants. All experienced gains and losses for our Taiwan plan are amortized over a period of 15 years, which is the average remaining service life of our active employees.

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

Results of Operations

Segment Discussion

Refer to Note L, “Segments,” for a description of our segments.

The following table summarizes net sales and operating earnings/(loss) by segment:

($ in thousands)	Components & Sensors	EMS	Total

2011
Net sales to external customers	$279,857	$308,649	$588,506
Segment operating earnings	$21,356	$7,022	$28,378
% of segment sales	7.6%	2.3%	4.8%

2010
Net sales to external customers	$282,860	$269,781	$552,641
Segment operating earnings/(loss)	$31,353	$(1,813)	$29,540
% of segment sales	11.1%	(0.7)%	5.3%

2009
Net sales to external customers	$213,184	$285,798	$498,982
Segment operating earnings	$10,295	$7,272	$17,567
% of segment sales	4.8%	2.5%	3.5%

Components and Sensors Segment Discussion

Net sales in the Components and Sensors segment decreased by $3.0 million, or 1.1% from 2010, primarily attributable to lower net sales of $1.7 million in the automotive market primarily due to production disruptions caused by the March 2011 earthquake in Japan and lower service parts partly offset by other growth in net sales and to $1.3 million lower net sales of electronic components.

Components and Sensors segment operating earnings decreased by $10.0 million, or 31.9%, from the prior year. The unfavorable earnings change resulted primarily from lower net sales, higher commodity prices, program launch costs for new product introductions in 2011, higher R&D costs, and a gain from the sale in 2010 of an idle facility.

CTS Corporation    5

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

(continued)

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

Operating earnings in the Components and Sensors segment in 2010 increased by $21.1 million, or 204.5%, from the prior year. The favorable earnings change resulted primarily from an increase in sales, partially offset by an increase in R&D costs of $4.2 million to develop and launch new growth initiatives and an increase in expenses due to the reinstatement of certain compensation-related items that were temporarily suspended during 2009 in response to the recessionary economic environment.

Electronic Manufacturing Services Segment Discussion

Net sales in the EMS segment increased by $38.9 million, or 14.4%, from 2010. The increase in net sales was due to higher net sales of $16.6 million in the defense and aerospace market, $16.4 million in the industrial market, $5.2 million in the communications market and $4.2 million in the computer market, partially offset by lower net sales of $0.7 million in the medical market.

EMS segment operating earnings increased by $8.8 million in 2011 to $7.0 million versus an operating loss of $1.8 million in 2010. The favorable earnings change was primarily due to a $6.1 million insurance recovery resulting from a fire at the Scotland facility and higher net sales volume.

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

Our 2010 EMS segment operating losses of $1.8 million decreased by $9.1 million, or 124.9%, from the prior year. The unfavorable earnings change was primarily due to the negative impact of a decrease in sales, unfavorable product mix and an increase in expenses due to the reinstatement of certain compensation-related items that were temporarily suspended during 2009 in response to the recessionary environment.

Sales in Geographic Regions

Our net sales in the Americas were 65% in 2011 and 63% in 2010. The Asia-Pacific region accounted for 20% of total net sales in 2011 and 21% in 2010. Net sales in Europe in 2011 decreased to 15% from 16% in 2010. The following table presents the percentage of net sales into each geographic region within each segment and on a consolidated basis:

	Components & Sensors			EMS			Consolidated Total
Geographic Region	2011	2010	2009	2011	2010	2009	2011	2010	2009

Americas	37%	41%	38%	89%	85%	80%	65%	63%	62%
Asia-Pacific	39%	35%	37%	4%	8%	15%	20%	21%	25%
Europe	24%	24%	25%	7%	7%	5%	15%	16%	13%

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

6    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

(continued)

Discussion — Most Recent Three Years

The following table highlights significant information from our consolidated results of operations during the past three years:

($ in thousands, except per share and other data)	Year ended December 31,
	2011	2010	2009

Net sales	$588,506	$552,641	$498,982
Cost of goods sold	478,657	432,731	400,142
Gross margin	109,849	119,910	98,840
% of net sales	18.7%	21.7%	19.8%
Insurance recovery for business interruption	(4,082)	—	—
Selling, general and administrative expenses	71,890	72,310	67,119
% of net sales	12.2%	13.1%	13.5%
Research and development expenses	19,990	18,313	14,154
% of net sales	3.4%	3.3%	2.8%
Insurance recovery for property damage	(6,067)	—	—
Restructuring and impairment charges	2,878	1,444	2,243
Goodwill impairment	—	—	33,153
Operating earnings/(loss)	25,240	27,843	(17,829)
% of net sales	4.3%	5.0%	(3.6)%
Interest expense	(2,119)	(1,074)	(1,878)
Other income/(expense)	3,216	1,257	(707)
Earnings/(loss) before income taxes	26,337	28,026	(20,414)
Income tax expense/(benefit)	5,370	5,988	13,636
Effective tax rate	20.4%	21.4%	(66.8)%
Net earnings/(loss)	$20,967 (1)	$22,038 (2)	$(34,050	)(3)
% of net sales	3.6%	4.0%	(6.8)%
Diluted earnings/(loss) per share	$0.60 (1)	$0.63 (2)	$(1.01	)(3)

(1)	2011 net earnings include a net impact of $2.5 million, or $0.07 per diluted share, related to restructuring and restructuring-related charges and certain legal expenses.

(2)	2010 net earnings include a net impact of $1.7 million, or $0.03 per diluted share, related to restructuring and restructuring-related charges.

(3)	2009 net loss includes $33.2 million, or $0.98 per share, of goodwill impairment charges, $9.1 million, or $0.27 per share, for tax expense due to cash repatriation, $2.5 million, or $0.07 per share, for a tax valuation allowance related to one of our foreign units and restructuring charges of $2.2 million, or $0.05 per share.

Net sales of $588.5 million in 2011 increased by $35.9 million, or 6.5%, from 2010 attributable to higher EMS segment net sales of $38.9 million, offset by lower Components and Sensors segment net sales of $3.0 million. The increase in net sales in the EMS segment was due to higher net sales of $16.6 million in the defense and aerospace market, $16.4 million in the industrial market, $5.2 million in the communications market and $4.2 million in the computer market, partially offset by lower net sales of $0.7 million in the medical market. Lower net sales in the Components and Sensors segment were attributable to lower net sales of $1.7 million in the automotive market primarily due to production disruptions caused by the March 2011 earthquake in Japan and lower service parts partly offset by other growth in net sales and to $1.3 million lower net sales of electronic components.

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

Our 15 largest customers represented 48%, 48%, and 51% of net sales in 2011, 2010, and 2009, respectively. We continue our efforts to broaden our business base through

CTS Corporation    7

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

(continued)

expansion in defense and aerospace, industrial and medical markets in the EMS segment and the diversification of automotive sensors and actuators and piezoelectric product offerings in the Components and Sensors segment.

Gross margin in 2011 decreased by $10.1 million, or 8.4%, from 2010 partially due to a shift in segment mix as the EMS segment’s percentage of total company net sales increased to 52.4% from 48.8%. The reduction in gross margin also resulted from higher commodity and precious metal prices, unfavorable product mix, and program launch costs for new product introductions. Further, 2011 included approximately $4.4 million of flood and fire related costs and expenses.

Gross margins in 2010 increased by $21.1 million, or 21.3%, from 2009 due to favorable segment sales mix and improved absorption of fixed costs as a result of an increase in net sales. The Components and Sensors segment, which inherently generates a higher gross margin, increased to 51.2% of total company sales in 2010 compared to 42.7% of total sales in 2009.

The insurance recovery for business interruption was $4.1 million during 2011, essentially offsetting the $4.4 million of fire and flood related expenses in gross margin. We did not have a similar insurance recovery in 2010.

SG&A expenses were $71.9 million, or 12.2% of net sales, in 2011 versus $72.3 million, or 13.1% of net sales, in 2010.

This decrease was primarily due to our proactive management of costs.

SG&A expenses were $72.3 million, or 13.1% of net sales, in 2010 versus $67.1 million, or 13.5% of net sales, in 2009. The increase was primarily attributable to increased spending of approximately $3.3 million to support an increase in sales and $1.9 million resulting from the reinstatement of certain compensation-related items that were temporarily suspended during 2009 due to the recessionary economic environment.

R&D expenses were $20.0 million, or 3.4% of net sales, in 2011 versus $18.3 million, or 3.3% of net sales, in 2010. The increase was primarily driven by spending to continue to develop and launch new products and growth initiatives. R&D expenses were incurred by the Components and Sensors segment and were primarily focused on expanded applications of existing products and new product development, as well as current product and process enhancements.

R&D expenses were $18.3 million, or 3.3% of net sales, in 2010 versus $14.2 million, or 2.8% of net sales, in 2009. The increase was primarily driven by spending to develop and launch new growth initiatives. R&D expenses were incurred by the Components and Sensors segment and were primarily focused on expanded applications of existing products and new product development, as well as current product and process enhancements.

Insurance recovery for property damage due to the fire at our Scotland facility was $6.1 million in 2011. We did not have a similar insurance recovery in 2010.

Operating earnings in 2011 were $25.2 million, compared to $27.8 million in 2010, primarily due to lower gross margins, which were partially offset by insurance recoveries. Also included in operating earnings were $3.1 million and $1.7 million of restructuring and restructuring-related costs for the years ended December 31, 2011 and December 31, 2010, respectively.

Operating earnings in 2010 was $27.8 million, compared to an operating loss of $17.8 million in 2009, primarily due to increased sales and favorable segment sales mix and a one-time goodwill impairment charge in 2009. Also included in operating earnings/(loss) were $1.7 million and $2.2 million of restructuring and restructuring-related costs for the years ended December 31, 2010 and December 31, 2009, respectively.

Interest and other income in 2011 was $1.1 million versus $0.2 million in the same period of 2010 primarily due to $0.9 million higher foreign exchange gains in 2011, primarily due to the appreciation of the Chinese currency.

Interest and other income in 2010 was $0.2 million, versus interest and other expense of $2.6 million in 2009. Compared to the prior year, interest expense decreased $0.8 million primarily due to the maturity of our senior subordinated convertible debt in May 2009 that had an effective interest rate of approximately 7%. Foreign currency exchange gain was $0.7 million in 2010 versus losses of $1.1 million in 2009, primarily due to the

8    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

(continued)

weakening of the U.S. dollar relative to most of the currencies of the countries where we do business.

The effective tax rate for 2011 was 20.4% compared to 21.4% in 2010. The decrease in effective tax rate in 2011 compared to 2010 was primarily due to recording less tax expense in jurisdictions with higher marginal tax rates.

The effective tax rate for 2010 was 21.4% compared to negative 66.8% in 2009. Income tax expense in the amount of $13.6 million was recorded during 2009. This amount included a tax expense of $9.1 million related to our cash repatriation. Of this $9.1 million, approximately $8.6 million was a non-cash expense. Additionally, the $13.6 million included a valuation allowance charge of $2.5 million related to one of our Asian tax jurisdictions and a tax benefit of $0.2 million related to goodwill impairment.

Net earnings of $21.0 million, or $0.60 per diluted share, in 2011 compares to $22.0 million, or $0.63 per share, in 2010. The 2011 diluted earnings per share included $0.07 of restructuring charges and additional legal expenses. The 2010 diluted earnings per share included $0.03 of restructuring charges.

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

Restructuring and Restructuring-Related Charges

In October 2011, we announced plans to realign certain manufacturing operations and eliminate approximately 100 net positions during the fourth quarter of 2011. We incurred approximately $2.4 million of restructuring and restructuring-related costs associated with these actions. As of December 31, 2011, the realignment plans were substantially complete. Of the restructuring and restructuring-related costs incurred, $2.1 million relates to our Components and Sensors segment and $0.3 million relates to our EMS segment. Restructuring actions were substantially completed at December 31, 2011.

During April 2011, we initiated restructuring actions to reorganize certain operations to further improve our cost structure. These actions resulted in the elimination of approximately 30 positions. These actions were substantially completed by the end of the second quarter. We incurred approximately $0.7 million of restructuring costs associated with these actions. Of the restructuring charges incurred, $0.5 million relates to our Components and Sensors segment and $0.2 million relates to our EMS segment.

In December 2010, we implemented a restructuring plan to realign and consolidate certain operations for the purpose of improving our cost structure, resulting in the elimination of approximately 80 positions and the write-off of certain inventory and long-lived assets during the fourth quarter of 2010. The implementation was substantially completed by the end of December 2010. We incurred approximately $1.7 million of restructuring and restructuring-related costs associated with these actions. Of the restructuring and restructuring-related costs incurred, $1.0 million relates to our Components and Sensors segment and $0.7 million relates to our EMS segment.

In March 2009, we initiated certain restructuring actions to reorganize certain operations to further improve our cost structure. These actions resulted in the elimination of approximately 268 positions and were completed in the first quarter of 2009. We incurred approximately $2.2 million of restructuring costs associated with these actions. Of the restructuring and restructuring-related costs incurred, $2.1 million relates to our Components and Sensors segment and $0.1 million relates to our EMS segment.

See Note O, “Restructuring Charges,” to our consolidated financial statements for further discussion.

Fair Value Measurements

Our non-financial assets that were measured and recorded at fair value on a non-recurring basis consisted of goodwill, intangible assets other than goodwill and long-lived assets. Such assets were classified as Level 3 within the fair value hierarchy. The fair values of these assets were determined using an income approach, such as discounted cash flow analysis. Refer to Note C, “Fair Value Measurements,” and Note H, “Retirement Plans,” to our

CTS Corporation    9

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

(continued)

consolidated financial statements for further discussion.

Our financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. Our long-term debt consists of a revolving debt agreement. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. We estimated the fair value of our long-term debt to be $74.4 million, which approximates its carrying value. There is a ready market for our revolving credit agreement and it is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. Refer to Note C, “Fair Value Measurements,” for further discussion.

Acquisitions

In January 2011, we acquired certain assets and assumed certain liabilities of Fordahl SA, a privately held company located in Brugg, Switzerland. This business was acquired with $2.9 million cash on hand. The assets acquired include machinery and equipment, inventory and certain intellectual property.

The Fordahl SA product line includes high-performance temperature compensated crystal oscillators and voltage controlled crystal oscillators. This product line expanded our frequency product portfolio from clocks and crystals to highly-engineered precision ovenized oscillators. This acquisition added new customers and opened up new market opportunities.

This acquisition was accounted for using the acquisition method of accounting whereby the total purchase price was allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of this acquisition were immaterial to our results of operations.

Liquidity and Capital Resources

Overview

Cash and cash equivalents were $76.4 million at December 31, 2011, compared to $73.3 million at December 31, 2010. Total debt increased to $74.4 million on December 31, 2011 from $70.0 million on December 31, 2010 primarily to fund domestic working capital requirements as sales increased. Total debt as a percentage of total capitalization was 22.0% at the end of 2011, compared with 20.3% at the end of 2010. Total debt as a percentage of total capitalization is defined as the sum of notes payable, current portion of long-term debt and long-term debt as a percentage of total debt and shareholders’ equity.

Working capital increased $12.6 million in 2011, primarily due to increases in inventory of $15.7 million partially offset by an increase in accounts payable of $5.1 million. Inventory increased primarily due to new product launch and production consolidation activities, and disruptions caused by Thailand flood.

Operating Activities

Net cash provided by operating activities was $22.2 million in 2011. Components of net cash provided by operating activities included net earnings of $21.0 million and depreciation and amortization expense of $17.5 million, add-backs of other non-cash items such as equity-based compensation, amortization of retirement benefit, deferred income taxes, net insurance recovery, and restructuring charges totaling $7.6 million, which were partially offset by net changes in assets and liabilities of $14.6 million and an increase in prepaid pension asset of $9.4 million. The changes in assets and liabilities were primarily due to increased inventories of $16.1 million and decreased accrued liabilities of $6.6 million partially offset by decreased accounts receivable of $8.3 million and increased accounts payable of $3.2 million.

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

10    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

(continued)

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

Investing Activities

Net cash used in investing activities was $16.4 million in 2011, primarily for capital expenditures of $15.6 million, capital expenditures to replace property damaged by casualty of $4.7 million and the Fordahl acquisition of $2.9 million, partially offset by insurance proceeds for property damage due to casualty of $6.8 million.

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

Free Cash Flow

The following table summarizes our free cash flow:

	Year ended December 31,
($ in millions)	2011	2010	2009

Net cash provided by operations	$22.2	$19.3	$46.6
Capital expenditures	(15.6)	(13.3)	(6.5)
Insurance proceeds, net of capital expenditures replaced	2.1	—	—

Free cash flow	$8.7	$6.0	$40.1

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

Financing Activities

Net cash used in financing activities in 2011 was $2.6 million, consisting primarily of $4.1 million in dividend payments and $3.6 million in Treasury stock purchases, offset by a net increase in long-term debt of $4.4 million. The additional debt was primarily used to meet usual working capital requirements as sales increased.

Net cash provided by financing activities in 2010 was $15.6 million, consisting primarily of a net increase in long-term debt of $19.6 million, offset by $4.1 million in dividend payments. The additional debt was primarily used to meet usual working capital requirements as sales increased.

Net cash used in financing activities in 2009 was $34.6 million, primarily from settling $32.5 million of senior subordinated debentures in May 2009.

Capital Resources

Refer to Note G, “Debt,” to our consolidated financial statements for further discussion.

Long-term debt was comprised of the following at December 31:

($ in thousands)	2011	2010

Revolving credit agreement, weighted-average interest rate of 1.9% (2011) and 1.1% (2010), due in 2015	$74,400	$70,000
Less current maturities	—	—

Total long-term debt	$74,400	$70,000

CTS Corporation    11

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

(continued)

On November 18, 2010, we entered into a $150 million, unsecured revolving credit agreement. Under the terms of the revolving credit agreement, we can expand the credit facility to $200 million, subject to participating banks’ approval. There was $74.4 million and $70.0 million outstanding under the revolving credit agreement at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, we had $72.8 million and $77.2 million, respectively, available under this agreement, net of standby letters of credit of $2.8 million. Interest rates on the revolving credit agreement fluctuate based upon the London Interbank Offered Rate and the Company’s quarterly total leverage ratio. We pay a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.375 percent per annum at December 31, 2011. The revolving credit agreement requires, among other things, that we comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. We were in compliance with all debt covenants at December 31, 2011. The revolving credit agreement requires us to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving agreement contains restrictions limiting our ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with our subsidiaries and affiliates; and make stock repurchases and dividend payments. The revolving credit agreement was scheduled to expire in November 2015.

On January 10, 2012, we amended our November 18, 2010 unsecured revolving credit agreement. This amendment provided for an increase in the revolving credit facility to $200 million and increased the accordion feature, whereby we can expand the facility to $300 million, subject to participating banks’ approval. Additionally, among other covenants, the amendment reduced the applicable margin by 25 basis points, increased the total consideration we may pay for non-US based acquisitions, and extended the term of the credit agreement through January 10, 2017.

In May 2008, our Board of Directors authorized a program to repurchase up to one million shares of CTS common stock in the open market at a maximum price of $13 per share. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2011 we repurchased 403,347 shares at a total cost of $3.6 million or an average $8.86 per share under this program. No repurchases were made in 2010 and 2009.

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

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2011, are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
($ in millions)	Total	2012	2013-2014	2015-2016	2017-beyond

Long-term debt, including interest	$80.0	$1.4	$2.9	$75.7	$—

Operating lease payments	23.8	6.4	9.1	4.3	4.0

Obligations related to uncertain tax positions	5.3	0.5	0.3	0.1	4.4

Purchase obligations	—	—	—	—	—

Retirement obligations	16.3	1.9	4.0	3.1	7.3

Total	$125.4	$10.2	$16.3	$83.2	$15.7

12    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

(continued)

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

Retirement obligations include defined benefit and other post-retirement benefits. Please refer to Note H, “Retirement Plans,” and Note A, “Summary of Significant Accounting Policies,” to our consolidated financial statements, for additional information related to the retirement plans, including important assumptions. We utilize a market-related approach in deriving the fair value of plan assets. We do not expect any significant change in the approach in 2012. For plan asset allocation details, please refer to Note H, “Retirement Plans,” to our consolidated financial statements. Our established asset allocation target is 75% stocks and 25% bonds. However, we may elect to make changes to the asset allocation based on the performance of different asset categories after conducting investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis. Our prepaid pension asset decreased during 2011, primarily due to actual returns on plan assets deviating from expected returns on plan assets. The deviation between expected and actual returns was primarily due to below market returns in our portfolio. We do not expect to make any cash contributions to the qualified U.S. defined benefit plans in the foreseeable future.

We have no off-balance sheet arrangements that have a material current effect or are reasonably likely to have a material future effect on our financial condition or changes in our financial condition.

2012 Outlook

Looking ahead to 2012, assuming no new economic weakness, we anticipate full-year 2012 sales to increase in the range of 10% to 13% over 2011 and diluted earnings per share to be in the range of $0.75 to $0.80. Normal quarterly seasonality is expected with stronger second and fourth quarters compared to the first and third quarters.

Scotland EMS Manufacturing Facility Fire

During the second quarter of 2011, a fire occurred at our Scotland EMS manufacturing facility. The fire damaged approximately $1.6 million of inventory and $0.2 million of machinery and equipment at net book value. Property insurance coverage with a $100,000 deductible covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. Business interruption insurance covered the lost sales impact and related fixed costs. Consequently, as of December 31, 2011, we wrote-off approximately $0.2 million of net book value of machinery and equipment and $1.6 million of inventory; and recorded to other receivable $3.1 million of other recoverable costs and $0.5 million of recoverable building restoration costs. The total fire-related other receivable was approximately $0.1 million as of December 31, 2011 and was included in Other Current Assets in our Consolidated Balance Sheets.

As a result of the insurance coverage, we recovered approximately $11.7 million from our insurance carriers. Out of the $11.7 million recovered, approximately $3.1 million was for business interruption and the remaining $8.6 million was for the replacement of damaged property. We recorded a recovery of approximately $2.7 million for business interruption and a recovery of $6.1 million for property damage in our Consolidated Statements of Earnings/(Loss) for the year ended December 31, 2011.

Thailand EMS Manufacturing Facility Flood

During the fourth quarter of 2011, our Thailand EMS manufacturing facility was flooded. Based on preliminary

CTS Corporation    13

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

(continued)

estimates, the flood damaged approximately $0.5 million of inventory and $0.5 million of fixed assets. We also incurred approximately $2.5 million of fixed costs at this facility. Local property insurance covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. We also have business interruption insurance under the local policy that covered the lost sales impact and fixed costs. The maximum amount covered under the local insurance policy is approximately $2.4 million. We also have a secondary global insurance policy that will cover costs not covered by the local policy for up to approximately $25 million with a deductible of $250,000.

The insurance carrier for the local policy has indicated that the company will reimburse us for the maximum amount of $2.4 million. Consequently, we wrote off $0.5 million of inventory and $0.5 million of fixed assets to an insurance receivable and recorded a business interruption receivable of $1.4 million for fixed costs incurred. The remaining $1.1 million of fixed costs was recorded as a charge to Cost of Goods Sold in the Consolidated Statements of Earnings/(Loss) for the year ended December 31, 2011.

Subsequent Events

On January 10, 2012, we amended our November 18, 2010 unsecured revolving credit agreement. This amendment provided for an increase in the revolving credit facility to $200 million and increased the accordion feature, whereby we can expand the facility to $300 million, subject to participating banks’ approval. Additionally, among other covenants, the amendment reduced the applicable margin by 25 basis points, increased the total consideration the company may pay for non-US based acquisitions, and extended the term of the credit agreement through January 10, 2017.

In January 2012, we acquired 100% of the common stock of Valpey-Fisher Corporation (“Valpey-Fisher”), a publicly held company located in Hopkinton, Massachusetts for approximately $18.3 million cash. Valpey-Fisher is a recognized technology leader in the design and manufacture of precision frequency crystal oscillators. This acquisition will expand our technology, and bring strong engineering capabilities and management leadership to support our strategic initiatives in the Component and Sensors’ segment.

This acquisition will be accounted for using the acquisition method of accounting whereby the total purchase price will be allocated to tangible and intangible assets and liabilities based on the fair market values on the date of acquisition. We will determine the purchase price allocations on the acquisition based on estimates of the fair values of the assets acquired and liabilities assumed. These allocations are expected to be finalized by the end of 2012.

Recent Accounting Pronouncements

Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 amends Accounting Standards Codification Topic 820, “Fair Value Measurements” (“ASC 820”) by: (1) clarifying that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of non-financial assets; (2) allowing a reporting entity to measure the fair value of the net asset or net liability position in a manner consistent with how market participants would price the net risk position, if certain criteria are met; (3) providing a framework for considering whether a premium or discount can be applied in a fair value measurement; (4) providing that the fair value of an instrument classified in a reporting entity’s shareholders’ equity is estimated from the perspective of a market participant that holds the identical item as an asset; and (5) expanding the qualitative and quantitative fair value disclosure requirements. The expanded disclosures include, for Level 3 items, a description of the valuation process and a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs if a change in those inputs would result in a significantly different fair value measurement. ASU 2011-4 also requires disclosures about the highest-and-best-use of a non-financial asset when this use differs from the asset’s current use and the reasons for such a difference. In addition, this ASU amends Accounting Standards Codification 820, “Fair Value Measurements,” to require disclosures to include any transfers between

14    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2009-2011)

(continued)

Level 1 and Level 2 of the fair value hierarchy. These amendments are effective for fiscal years beginning after December 15, 2011 and for interim periods within those fiscal years. The amendments of ASU 2011-04, when adopted, are not expected to have a material impact on our consolidated financial statements.

ASU No. 2011-05, “Presentation of Comprehensive Income”

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, and the second statement would include components of other comprehensive income. This ASU does not change the items that must be reported in other comprehensive income. These provisions are effective for fiscal years beginning after December 15, 2011 and for interim periods within those fiscal years. The provisions of ASU 2011-05, when adopted, are not expected to have a material impact on our consolidated financial statements.

ASU No. 2011-08, “Testing Goodwill for Impairment”

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”) to simplify how both public and non-public entities test goodwill for impairment. The amended guidance gives entities the option to qualitatively assess whether the two-step goodwill impairment test under Accounting Standards Codification Topic 350-20, “Intangibles – Goodwill and Other – Goodwill” (“ASC 350-20”) must be performed. Under ASU 2011-08, entities can assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If entities elect to perform the qualitative assessment and determine that it is not more than likely than not that the reporting unit’s fair value is less than the carrying amount, no further evaluation is necessary. However, if entities choose not to perform the qualitative assessment or determines through the qualitative assessment that the reporting unit’s fair value is more likely than not less than its carrying amount, then entities would perform Step 1 of the goodwill impairment test under ASC 350-20. These provisions are effective for fiscal years beginning after December 15, 2011 and for interim periods within those fiscal years, although early adoption is permitted. The provisions of ASU 2011-08, when adopted, are not expected to have a material impact on our consolidated financial statements.

ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU Update No. 2011-05”

In December 2011, the FASB issued ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of items Out of Accumulated Other Comprehensive Income in ASU Update No. 2011-05” (“ASU 2011-12”), that defers certain provisions of ASU 2011-05. One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. Accordingly, this provision is indefinitely deferred by ASU 2011-12. The provisions of ASU 2011-12 are effective for fiscal years beginning after December 15, 2011 and for interim periods within those fiscal years. These provisions, when adopted are not expected to have a material impact on our financial statements.

*****

CTS Corporation    15

R E P O R T   O F   I N D E P E N D E N T   R E G I S T E R E D

P U B L I C   A C C O U N T I N G   F I R M

Board of Directors and Shareholders

CTS Corporation

We have audited the accompanying consolidated balance sheets of CTS Corporation (an Indiana corporation) and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of earnings (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Schedule II — Valuation and Qualifying Accounts as of December 31, 2011 and 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, and evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CTS Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by COSO.

/s/ GRANT THORNTON LLP
Chicago, Illinois February 23, 2012

16    CTS CORPORATION

C T S    C O R P O R A T I O N    A N D    S U B S I D I A R I E S

C o n s o l i d a t e d    S t a t e m e n t s    o f    E a r n i n g s / (L o s s)

(In thousands of dollars except per share amounts)

	Year ended December 31,
	2011	2010	2009

Net sales	$588,506	$552,641	$498,982
Costs and expenses:
Cost of goods sold	478,657	432,731	400,142
Insurance recovery for business interruption — Note M	(4,082)	—	—
Selling, general and administrative expenses	71,890	72,310	67,119
Research and development expenses	19,990	18,313	14,154
Insurance recovery for property damage — Note M	(6,067)	—	—
Restructuring charges — Note O	2,878	1,444	2,243
Goodwill impairment	—	—	33,153

Operating earnings/(loss)	25,240	27,843	(17,829)

Other (expense)/income:
Interest expense	(2,119)	(1,074)	(1,878)
Interest income	1,257	385	156
Other	1,959	872	(863)

Total other income/(expense)	1,097	183	(2,585)

Earnings/(loss) before income taxes	26,337	28,026	(20,414)
Income tax expense/(benefit) — Note J	5,370	5,988	13,636

Net earnings/(loss)	$20,967	$22,038	$(34,050)

Net earnings/(loss) per share — Note D
Basic	$0.61	$0.65	$(1.01)

Diluted	$0.60	$0.63	$(1.01)

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION    17

C T S    C O R P O R A T I O N    A N D    S U B S I D I A R I E S

C o n s o l i d a t e d    B a l a n c e    S h e e t s

(In thousands of dollars except share amounts)

	December 31,
	2011	2010

ASSETS

Current Assets
Cash and cash equivalents	$76,412	$73,315
Accounts receivable, less allowances (2011 — $1,100, 2010 — $1,269)	88,345	95,930
Inventories, net
Finished goods	14,697	8,594
Work-in-process	20,602	16,394
Raw materials	57,241	51,897

Total inventories, net	92,540	76,885
Current deferred tax asset — Note J	14,668	12,153
Other current assets	11,421	8,372

Total current assets	283,386	266,655
Property, plant and equipment
Land	2,240	2,221
Buildings and improvements	87,933	85,271
Machinery and equipment	236,272	235,383

Total property, plant and equipment	326,445	322,875
Accumulated depreciation	(241,585)	(244,662)

Net property, plant and equipment	84,860	78,213
Other assets
Prepaid pension asset — Note H	4,359	44,075
Goodwill — Note E	500	500
Other intangible assets, net — Note E	29,886	31,432
Deferred income taxes — Note J	76,200	59,956
Other assets	1,624	1,753

Total other assets	112,569	137,716

Total Assets	$480,815	$482,584

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Notes payable — Note F	$—	$—
Accounts payable	80,468	75,384
Accrued salaries, wages and vacation	15,953	16,937
Income taxes payable	2,975	3,907
Other accrued liabilities	24,841	23,872

Total current liabilities	124,237	120,100
Long-term debt — Note G	74,400	70,000
Other long-term obligations — Notes H and J	18,881	18,234
Contingencies — Note M	—	—
Shareholders’ Equity
Preferred stock — authorized 25,000,000 shares without par value; none issued	—	—
Common stock — authorized 75,000,000 shares without par value; 54,790,110 issued at December 31, 2011 and 54,517,560 shares issued at December 31, 2010	287,661	285,515
Additional contributed capital	39,161	37,775
Retained earnings	352,205	335,524
Accumulated other comprehensive loss	(115,146)	(87,555)

	563,881	571,259
Cost of common stock held in treasury (2011 — 20,724,106 and 2010 — 20,320,759 shares — Note K)	(300,584)	(297,009)

Total shareholders’ equity	263,297	274,250

Total Liabilities and Shareholders’ Equity	$480,815	$482,584

The accompanying notes are an integral part of the consolidated financial statements.

18    CTS CORPORATION

C T S    C O R P O R A T I O N    A N D    S U B S I D I A R I E S

C o n s o l i d a t e d    S t a t e m e n t s    o f    C a s h     F l o w s

(In thousands of dollars)

	Year ended December 31,
	2011	2010	2009

Cash flows from operating activities:
Net earnings/(loss)	$20,967	$22,038	$(34,050)
Adjustments to reconcile net earnings/(loss) to net cash provided by operating activities:
Depreciation and amortization	17,548	17,565	19,531
Prepaid pension asset	(9,363)	(8,935)	(8,548)
Amortization of retirement benefit adjustments — Note H	5,045	4,795	5,359
Equity-based compensation — Note I	3,746	4,035	3,555
Deferred income taxes — Note J	1,166	2,577	5,987
Goodwill impairment	—	—	33,153
Restructuring charge — Note O	2,878	1,444	2,243
Insurance recovery for business interruption and property damage — casualties	(10,149)	—	—
Insurance proceeds for business interruption and property damage other than property, plant and equipment — casualty	4,934	—	—
Changes in assets and liabilities, net of effects from acquisitions
Accounts receivable	8,345	(23,665)	24,023
Inventories	(16,131)	(21,878)	17,078
Accounts payable	3,171	22,186	(19,761)
Accrued liabilities	(6,607)	2,474	(2,843)
Income taxes payable	(876)	641	(4,284)
Other	(2,483)	(3,953)	5,153

Total adjustments	1,224	(2,714)	80,646

Net cash provided by operations	22,191	19,324	46,596
Cash flows from investing activities:
Proceeds from sale of assets	33	1,537	1,356
Capital expenditures	(15,574)	(13,271)	(6,537)
Capital expenditures to replace property, plant and equipment damaged in casualties	(4,733)	—	—
Payment for acquisitions, net of cash acquired — Note B	(2,889)	—	—
Earnout payments related to 2008 acquisition	—	(500)	(750)
Insurance proceeds for property, plant and equipment damaged in fire	6,767	—	—

Net cash used in investing activities	(16,396)	(12,234)	(5,931)

Cash flows from financing activities:
Borrowings of long-term debt	1,967,000	3,493,419	2,902,600
Payments of long-term debt	(1,962,600)	(3,473,819)	(2,932,700)
Borrowings of short-term notes payable	3,103	3,515	9,206
Payments of short-term notes payable	(3,103)	(3,515)	(9,206)
Purchase of treasury stock	(3,575)	—	—
Dividends paid	(4,119)	(4,089)	(4,056)
Exercise of stock options	472	131	—
Other	206	(89)	(438)

Net cash (used in)/provided by financing activities	(2,616)	15,553	(34,594)
Effect of exchange rate changes on cash	(82)	(495)	468

Net increase in cash and cash equivalents	3,097	22,148	6,539
Cash and cash equivalents at beginning of year	73,315	51,167	44,628

Cash and cash equivalents at end of year	$76,412	$73,315	$51,167

Supplemental cash flow information
Cash paid during the year for:
Interest	$1,763	$926	$1,056
Income taxes — net	$4,730	$3,770	$8,480

Supplemental schedule of non-cash investing and financing activities:

Refer to Note B, “Acquisitions,” for further discussion on non-cash investing and financing activities.

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION    19

C T S   C O R P O R A T I O N   A N D   S U B S I D I A R I E S

C o n s o l i d a t e d   S t a t e m e n t s   o f   S h a r e h o l d e r s’   E q u i t y

(In thousands of dollars except share and per share amounts)

	Common Stock	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Earnings/ (Loss)	Comprehensive Earnings/ (Loss)	Treasury Stock	Total

Balances at January 1, 2009	$280,266	$37,148	$355,694	$(98,626)		$(297,009)	$277,473
Net loss			(34,050)		(34,050)		(34,050)
Cumulative translation adjustment, net of tax of $1,366				3,299	3,299		3,299
Other comprehensive income, net of tax of $1,987
Prior service costs				(252)	(252)		(252)
Unrecognized gain				2,294	2,294		2,294

Comprehensive loss					$(28,709)

Cash dividends of $0.12 per share			(4,062)				(4,062)
Issued 181,947 shares on vesting of restricted stock units	2,225	(2,590)					(365)
Tax cost on vesting of restricted stock units		(438)					(438)
Stock compensation		3,555					3,555

Balances at December 31, 2009	$282,491	$37,675	$317,582	$(93,285)		$(297,009)	$247,454
Net earnings			22,038		22,038		22,038
Cumulative translation adjustment, net of tax of $1,047				(1,715)	(1,715)		(1,715)
Other comprehensive income, net of tax of $5,136
Prior service costs				476	476		476
Unrecognized gain				6,969	6,969		6,969

Comprehensive gain					$27,768

Cash dividends of $0.12 per share			(4,096)				(4,096)
Issued 17,500 shares on vesting of stock option — net	131						131
Issued 286,129 shares on vesting of restricted stock units	2,893	(3,885)					(992)
Tax cost on vesting of restricted stock units		(50)					(50)
Stock compensation		4,035					4,035

Balances at December 31, 2010	$285,515	$37,775	$335,524	$(87,555)		$(297,009)	$274,250
Net earnings			20,967		20,967		20,967
Cumulative translation adjustment, net of tax of $51				(251)	(251)		(251)
Other comprehensive income, net of tax of $17,443
Prior service costs				372	372		372
Unrecognized loss				(27,712)	(27,712)		(27,712)

Comprehensive loss					(6,624)

Cash dividends of $0.125 per share			(4,286)				(4,286)
Acquired 403,347 shares for treasury stock						(3,575)	(3,575)
Issued 59,263 shares on exercise of stock options — net	472						472
Issued 213,287 shares on vesting of restricted stock units	1,674	(2,566)					(892)
Tax benefit on vesting of restricted stock units		206					206
Stock compensation		3,746					3,746

Balances at December 31, 2011	$287,661	$39,161	$352,205	$(115,146)		$(300,584)	$263,297

The accompanying notes are an integral part of the consolidated financial statements.

20    CTS CORPORATION

N O T E S     T O    C O N S O L I D A T E D    F I N A N C I A L    S T A T E M E N T S

NOTE A — Summary of Significant Accounting Policies

Business: CTS Corporation (“CTS” or the “Company”) is a global manufacturer of electronic components and sensors and a supplier of electronic manufacturing services. The Company designs, manufactures, assembles, and sells a broad line of electronic components and sensors and provides electronic manufacturing services primarily to original equipment manufacturers (“OEMs”). CTS operates manufacturing facilities located throughout North America, Asia and Europe and services major markets globally.

Principles of Consolidation: The consolidated financial statements include the accounts of CTS and its wholly-owned subsidiaries. Refer to Note B, “Acquisitions,” for a discussion of the acquisitions made by CTS. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity within the accounting principles generally accepted in the United States of America (“U.S”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Foreign Currencies: The financial statements of CTS’ non-U.S. subsidiaries, except the United Kingdom (“U.K.”) subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings/(loss). CTS’ Consolidated Statements of Earnings/(Loss) include approximately $1.6 million of foreign currency gain for the year ended December 31, 2011, $0.7 million of foreign currency gain for the year ended December 31, 2010 and $1.1 million of foreign currency loss for the year ended December 31, 2009.

The assets and liabilities of CTS’ U.K. subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the “accumulated other comprehensive earnings/(loss)” component of shareholders’ equity. Statement of earnings/(loss) accounts are translated at the average rates during the period.

Comprehensive Earnings/(Loss): The components of comprehensive earnings/(loss) for CTS include foreign currency translation adjustments, unrecognized pension gains/(losses) and prior service costs, and net earnings/(loss), and are reported within the Consolidated Statements of Shareholders’ Equity in the columns titled “Comprehensive Earnings/(Loss)” and “Accumulated Other Comprehensive Earnings/(Loss).”

The table below shows the components of accumulated other comprehensive earnings/(loss) at December 31:

($ in thousands)	2011	2010

Accumulated translation, net of tax	$(90)	$161
Unrecognized amounts relating to benefit plans, net of tax:
Net loss	(114,010)	(86,298)
Prior service costs	(1,046)	(1,418)

Accumulated other comprehensive loss	$(115,146)	$(87,555)

Revenue Recognition: Substantially all of CTS’ revenues are from product sales. CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed or determinable and collection of the related receivable is probable, which is generally at the time of shipment. The Company has agreements with certain distributors that provide limited rights of return within a limited time and protection against price reductions initiated by the Company. The effect of these programs is estimated based on historical experience and current economic conditions and provisions are recorded at the time of shipment. CTS customers typically have a right to return products that they consider to be defective. Revenue is recorded net of estimated returns of products, based on management’s analysis of historical returns, current economic trends and changes in customer demands. All fees billed to the customer for shipping and handling is classified as a component of net sales. All costs associated with shipping and handling is classified as a component of cost of sales. Provisions for returns and other adjustments are provided for in the same period the related sales are recorded based on experience and other relevant factors. CTS classifies sales taxes on a net basis in its consolidated financial statements.

CTS CORPORATION    21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Concentration of Credit Risk: Cash and cash equivalents are maintained in demand deposits, AAA money market mutual funds and U.S. government securities with several major financial institutions. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, computer, medical, industrial, and defense and aerospace markets, primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. The allowance for doubtful accounts is based on management’s estimates of the collectability of its accounts receivable after analyzing historical bad debts, customer concentrations, customer credit worthiness, and current economic trends. Uncollectible trade receivables are charged against the allowance for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted. Sales to any customer did not exceed 10% of total net sales for the years ended December 31, 2011, December 31, 2010 and December 31, 2009. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Research and Development: Research and development costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes. Research and development costs also include the implementation of the new knowledge through design, testing of product alternatives or construction of prototypes. CTS expenses all research and development costs as incurred.

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

Equity-Based Compensation: CTS recognizes expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings/(Loss). CTS had stock options and restricted stock units outstanding at December 31, 2011. Refer to Note I, “Equity-Based Compensation,” for further discussion.

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

22    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

Income Taxes: Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, CTS considers tax regulations of the jurisdictions in which the Company operates, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on a “more likely than not” criteria.

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

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Depreciation on leasehold improvements is computed over the shorter of the useful lives of the improvements or the lease term. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gains or losses are included in operating earnings. Depreciation expense was $14.9 million, $15.1 million and $16.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

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

Goodwill and Other Intangible Assets: CTS does not amortize goodwill, but tests it for impairment annually using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by senior management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. During the first quarter of 2009, CTS’ market capitalization dropped below the net book value of its equity, thus creating a triggering

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

event. This difference was considered while determining if any goodwill impairment exists. The Company completed its impairment analysis during the first quarter of 2009, and determined that goodwill was impaired at the end of the first quarter of 2009. Accordingly, the Company wrote-off approximately $33.2 million of goodwill related to CTS’ prior acquisitions in the first quarter of 2009. The impairment charge is reported as part of consolidated operating earnings/(loss). CTS had approximately $0.5 million of goodwill at December 31, 2011 and 2010, respectively.

Generally, CTS amortizes the cost of other finite-lived intangibles over a straight-line basis using their estimated useful lives except for the cost of intangibles acquired in the Tusonix, Inc. (“Tusonix”), Orion Manufacturing Inc. (“Orion”) and Fordahl S.A. (“Fordahl”) acquisitions, which are amortized using a double-declining balance method over their estimated useful lives. CTS assesses useful lives based on the period over which the asset is expected to contribute to CTS’ cash flows. CTS reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Refer to Note E, “Intangible Assets,” and Note C, “Fair Value Measurements,” for further discussion.

Financial Instruments: CTS’ financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. CTS’ long-term debt consists of a revolving credit agreement. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. CTS estimated the fair value of its long-term debt to be $74.4 million, which approximates its carrying value. There is a ready market for CTS’ revolving credit debt and is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. Refer to Note C, “Fair Value Measurements,” for further discussion.

Amortization of Debt Issue Costs: CTS had debt issue costs related to the Company’s long-term debt that are being amortized using the straight-line method over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.2 million in 2011, $0.1 million in 2010, and $0.2 million in 2009 and is included in interest expense in the accompanying Consolidated Statements of Earnings/(Loss).

Treasury Stock: CTS uses the cost method to account for its common stock repurchases. CTS purchased 403,347 shares of its common stock for approximately $3.6 million in the aggregate in 2011. No purchases were made during 2010. Refer to Note K, “Treasury Stock,” for further discussion.

Reclassifications: Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2011.

Recent Accounting Pronouncements

Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 amends Accounting Standards Codification Topic 820, “Fair Value Measurements” (“ASC 820”) by: (1) clarifying that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of non-financial assets; (2) allowing a reporting entity to measure the fair value of the net asset or net liability position in a manner consistent with how market participants would price the net risk position, if certain criteria are met; (3) providing a framework for considering whether a premium or discount can be applied in a fair value measurement; (4) providing that the fair value of an instrument classified in a reporting entity’s shareholders’ equity is estimated from the perspective of a market participant that holds the identical item as an asset; and (5) expanding the qualitative and quantitative fair value disclosure requirements. The expanded disclosures include, for Level 3 items, a description of the valuation process and a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs if a change in those inputs would

24    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

result in a significantly different fair value measurement. ASU 2011-4 also requires disclosures about the highest-and-best-use of a non-financial asset when this use differs from the asset’s current use and the reasons for such a difference. In addition, this ASU amends Accounting Standards Codification 820, “Fair Value Measurements,” to require disclosures to include any transfers between Level 1 and Level 2 of the fair value hierarchy. These amendments are effective for fiscal years beginning after December 15, 2011 and for interim periods within those fiscal years. The amendments of ASU 2011-04, when adopted, are not expected to have a material impact on CTS’ consolidated financial statements.

ASU No. 2011-05, “Presentation of Comprehensive Income”

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, and the second statement would include components of other comprehensive income. This ASU does not change the items that must be reported in other comprehensive income. These provisions are effective for fiscal years beginning after December 15, 2011 and for interim periods within those fiscal years. The provisions of ASU 2011-05, when adopted, are not expected to have a material impact on CTS’ consolidated financial statements.

ASU No. 2011-08, “Testing Goodwill for Impairment”

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”) to simplify how both public and non-public entities test goodwill for impairment. The amended guidance gives entities the option to qualitatively assess whether the two-step goodwill impairment test under Accounting Standards Codification Topic 350-20, “Intangibles — Goodwill and Other — Goodwill” (“ASC 350-20”) must be performed. Under ASU 2011-08, entities can assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If entities elect to perform the qualitative assessment and determine that it is not more than likely than not that the reporting unit’s fair value is less than the carrying amount, no further evaluation is necessary. However, if entities choose not to perform the qualitative assessment or determines through the qualitative assessment that the reporting unit’s fair value is more likely than not less than its carrying amount, then entities would perform Step 1 of the goodwill impairment test under ASC 350-20. These provisions are effective for fiscal years beginning after December 15, 2011 and for interim periods within those fiscal years, although early adoption is permitted. The provisions of ASU 2011-08, when adopted, are not expected to have a material impact on CTS’ consolidated financial statements.

ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU Update No. 2011-05”

In December 2011, the FASB issued ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of items Out of Accumulated Other Comprehensive Income in ASU Update No. 2011-05” (“ASU 2011-12”), that defers certain provisions of ASU 2011-05. One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. Accordingly, this provision is indefinitely deferred by ASU 2011-12. The provisions of ASU 2011-12 are effective for fiscal years beginning after December 15, 2011 and for interim periods within those fiscal years. These provisions, when adopted are not expected to have a material impact on CTS’ financial statements.

NOTE B — Acquisitions

In January 2011, CTS acquired certain assets and assumed certain liabilities of Fordahl SA, a privately held company located in Brugg, Switzerland. This business was acquired for approximately $2.9 million, net of cash acquired. The assets acquired include inventory, accounts receivable, leasehold improvements, machinery and equipment, and certain intangible assets.

The Fordahl SA product line includes high-performance temperature compensated crystal oscillators and voltage

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

controlled crystal oscillators. This product line expanded CTS’ frequency product portfolio from clock and crystals to highly-engineered precision ovenized oscillators. This acquisition added new customers and opened up new market opportunities for CTS.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition:

Estimated Fair Values
($ in thousands)	At January 24, 2011

Current assets	$2,298
Property, plant and equipment	2,141
Amortizable intangible assets	1,060

Fair value of assets acquired, including $59 cash acquired	5,499
Less fair value of liabilities acquired	(2,551)

Net assets acquired	2,948
Cash acquired	59

Net cash paid	$2,889

Under the terms of the purchase agreement, CTS may pay a contingent earn out of up to $0.9 million in cash, based on the achievement of certain financial targets in 2011 through 2013. The fair value of this earn out contingency approximates $0.4 million, and was recorded as a liability at the acquisition date. However, subsequent to the acquisition date, it was determined that the fair value of the earn-out contingency was impaired and consequently, CTS reduced the earn-out contingency by approximately $0.3 million as the achievement of certain financial targets is not expected to be met.

The Fordahl acquisition is accounted for using the acquisition method of accounting whereby the total purchase price will be allocated to tangible and intangible assets based on the fair market values on the date of acquisition. CTS determined the purchase price allocations on the acquisition based on estimates of the fair values of the assets acquired and liabilities assumed. CTS finalized the purchase price allocation at December 31, 2011. The land and building, machinery and equipment and intangible assets are classified as Level 3 under the fair value hierarchy. The pro forma effect of this acquisition is not material to CTS’ results of operations or financial position.

In January 2012, CTS acquired 100% of the common stock of Valpey-Fisher Corporation (“Valpey-Fisher”), a publicly held company located in Hopkinton, Massachusetts for approximately $18.3 million. Valpey-Fisher is a recognized technology leader in the design and manufacture of precision frequency crystal oscillators. This acquisition will expand CTS’ technology, and bring strong engineering capabilities and management leadership to support the Company’s strategic initiatives in CTS’ Component and Sensors’ segment.

The Valpey-Fisher acquisition will be accounted for using the acquisition method of accounting whereby the total purchase price will be allocated to tangible and intangible assets and liabilities based on the fair market values on the date of acquisition. CTS will determine the purchase price allocations on the acquisition based on estimates of the fair values of the assets acquired and liabilities assumed. These allocations are expected to be finalized by the end of 2012.

NOTE C — Fair Value Measurements

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

26    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

requires the Company to determine the implied fair value of goodwill and measure the impairment loss as the difference between the book value of the goodwill and the implied fair value of the goodwill. The implied fair value of goodwill must be determined in the same manner as if CTS had acquired those reporting units.

In light of a decline in CTS’ market capitalization in the first quarter of 2009, CTS determined that an interim impairment test was necessary at the end of the first quarter of 2009 for both of its reporting units, Components and Sensors and EMS. After completing step one of the prescribed test, CTS determined that the estimated fair values of both reporting units were less than their book values on March 29, 2009. CTS performed the step two test and concluded that the reporting units’ goodwill were impaired. As a result, an impairment loss of $33.2 million was recorded in the first quarter of 2009. Of the $33.2 million impairment loss, $2.4 million was related to the Components and Sensors reporting unit and $30.8 million was related to the EMS reporting unit. This non-cash goodwill impairment has no impact on CTS’ debt covenants.

The table below summarizes the non-financial assets that were measured and recorded at fair value on a non-recurring basis as of December 31, 2011 and the losses recorded during the period ended December 31, 2011 on those assets:

($ in thousands) Description	Carrying Value at December 31, 2011	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2011
Goodwill	$500	$—	$—	$500	$—
Intangible assets, other than goodwill	$29,886	$—	$—	$29,886	—
Long-lived assets(a), (b)	$84,860	$—	$—	$84,860	—

					$—

(a)	In 2011, a fire occurred at CTS’ Scotland EMS manufacturing facility that damaged approximately $0.2 million of machinery and equipment. As indicated in Note M, “Contingencies,” CTS has property insurance coverage that was adequate to cover the damage to the Company’s property. Consequently, the loss was recorded to an insurance receivable and was subsequently reimbursed by the insurance carrier. See Note M, “Contingencies,” for further discussion on this topic.

(b)	In 2011, a flood occurred at the Company’s Thailand EMS manufacturing facility. Based on preliminary estimates, the flood damaged approximately $0.5 million of long-lived assets. As indicated in Note M, “Contingencies,” CTS has a local property insurance coverage and a secondary global policy that will cover the costs not covered by the global policy. The local insurance carrier has indicated that it will reimburse CTS for the maximum amount of coverage, which CTS believes is adequate to cover the property damage sustained in the flood. Consequently, CTS recorded the property damage to an insurance receivable. See Note M, “Contingencies,” for further discussion on this topic.

The fair value of these assets were measured and recorded using an income approach. Projected future cash flows related to these assets were used under this approach to determine their fair values.

The following table reconciles the beginning and ending balances of CTS’ goodwill for the periods ended December 31, 2011 and December 31, 2010:

($ in thousands)	Total

Balance at January 1, 2010	$500
2010 activity	—

Balance at December 31, 2010	500
2011 activity	—

Balance at December 31, 2011	$500

See Note E, “Intangible Assets,” for further discussion.

The following table reconciles the beginning and ending balances of CTS’ intangible assets, other than goodwill for the periods ended December 31, 2011 and December 31, 2010:

($ in thousands)	Total

Balance at January 1, 2010	$33,938
2010 amortization expense	(2,506)

Balance at December 31, 2010	31,432
2011 addition — Note B, “Acquisitions”	1,060
2011 amortization expense	(2,606)

Balance at December 31, 2011	$29,886

See Note E, “Intangible Assets,” for further discussion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following table reconciles the beginning and ending balances of CTS’ long-lived assets for the periods ended December 31, 2011 and December 31, 2010:

($ in thousands)	Total

Balance at January 1, 2010	$81,120
Capital expenditures	13,271
Depreciation expense	(15,059)
Disposals and write-offs	(830)
Foreign exchange impact and other	(289)

Balance at December 31, 2010	78,213
Capital expenditures	15,574
Capital expenditures to replace property, plant & equipment damaged in Scotland fire	4,733
Fixed assets acquired in Fordahl acquisition — Note B	2,141
Depreciation expense	(14,942)
Fixed assets written off due to Thailand flood	(427)
Disposals and write-offs	(223)
Foreign exchange impact and other	(209)

Balance at December 31, 2011	$84,860

The table below summarizes the financial liability that was measured at carrying value, which approximates fair value on a recurring basis as of December 31 2011:

($ in thousands) Description	Carrying Value at December 31, 2011	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2011
Long-term debt	$74,400	$—	$74,400	$—	$—

The fair value of long-term debt was measured and recorded using a market approach, which uses current industry information.

NOTE D — Earnings/(Loss) Per Share

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

The calculations below provide net earnings/(loss), average common shares outstanding, and the resultant earnings/(loss) per share for both basic and diluted EPS for the years ended December 31, 2011, 2010, and 2009.

($ in thousands, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)	Per Share Amount

2011
Basic EPS	$20,967	34,321	$0.61
Effect of dilutive securities:
Equity-based compensation plans	—	685

Diluted EPS	$20,967	35,006	$0.60

2010
Basic EPS	$22,038	34,090	$0.65
Effect of dilutive securities:
Equity-based compensation plans	—	759	—

Diluted EPS	$22,038	34,849	$0.63

2009
Basic EPS	$(34,050)	33,823	$(1.01)
Effect of dilutive securities:
Equity-based compensation plans	—	—	—

Diluted EPS	$(34,050)	33,823	$(1.01)

The following table shows the securities that could potentially dilute EPS in the future, but have been excluded from the 2011, 2010, and 2009 diluted earnings/(loss) per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

	Year ended December 31,
(Number of shares in thousands)	2011	2010	2009

Stock options	539	587	1,179
Restricted stock units	—	—	1,103
Securities related to the subordinated convertible debt	—	—	738

28    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NOTE E—Intangible Assets

CTS has the following intangible assets as of December 31:

	2011		2010

($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Amortized intangible assets:
Customer lists/relationships	$51,424	$(22,390)	$51,084	$(19,999)
Patents	10,319	(10,319)	10,319	(10,319)
Other intangibles	1,220	(368)	500	(153)

Total	62,963	(33,077)	61,903	(30,471)
Goodwill	500	—	500	—

Total net intangible assets	$63,463	$(33,077)	$62,403	$(30,471)

Of the total net intangible assets at December 31, 2011, $24.0 million relates to the Components and Sensors segment and $6.4 million relates to the EMS segment. Of the total net intangible assets at December 31, 2010, $24.6 million relates to the Components and Sensors segment and $7.3 million relates to the EMS segment. The goodwill at December 31, 2011 and December 31, 2010 relates to the EMS segment.

CTS recorded amortization expense of $2.6 million, $2.5 million, and $3.0 million for the years ended December 31, 2011, 2010, and 2009, respectively. The weighted average remaining amortization period for the amortizable intangible assets is 14.2 years. CTS estimates annual amortization expense of $2.6 million in years 2012-2013, $2.5 million in years 2014-2015, $2.4 million in 2016 and $17.3 million thereafter.

NOTE F — Notes Payable

CTS had line of credit arrangements of $13.7 million and $20.8 million at December 31, 2011 and 2010, respectively. No amount was outstanding at December 31, 2011 and 2010. These arrangements are generally subject to annual renewal and renegotiation, have no financial covenants, and may be withdrawn at the banks’ option. The majority of the line of credit arrangements at December 31, 2011 are unsecured. However, one line of credit for $0.7 million is secured by the land and building in Thailand. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 2.28% in 2011 and 1.78% in 2010.

NOTE G — Debt

On January 10, 2012, CTS amended its November 18, 2010 unsecured revolving credit agreement. This amendment provided for an increase in the revolving credit facility to $200 million and increased the accordion feature, whereby CTS can expand the facility to $300 million, subject to participating banks’ approval. Additionally, among other covenants, the amendment reduced the applicable margin by 25 basis points, increased the total consideration the company may pay for non-U.S. based acquisitions, and extended the term of the credit agreement through January 10, 2017.

Long-term debt was comprised of the following at December 31:

($ in thousands)	2011	2010

Revolving credit agreement, weighted-average interest rate of 1.9% (2011) and 1.1% (2010), due in 2015	$74,400	$70,000
Less current maturities	—	—

Total long-term debt	$74,400	$70,000

On November 18, 2010, CTS entered into a $150 million, unsecured revolving credit agreement. Under the terms of the revolving credit agreement, CTS can expand the credit facility to $200 million, subject to participating banks’ approval. There was $74.4 million and $70.0 million outstanding under the revolving credit agreement at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, CTS has $72.8 million and $77.2 million, respectively, available under this agreement, net of standby letters of credit of $2.8 million. Interest rates on the revolving credit agreement fluctuate based upon the London Interbank Offered Rate and the Company’s quarterly total leverage ratio. CTS pays a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.375 percent per annum at December 31, 2011. The revolving credit agreement requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. CTS was in compliance with all debt covenants at December 31, 2011. The revolving credit agreement requires CTS to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving agreement contains restrictions limiting CTS’ ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS’ subsidiaries and affiliates; and make stock repurchases and dividend payments. The revolving credit agreement was scheduled to expire in November 2015.

NOTE H — Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans (“Pension Plans”) covering approximately 11% of its active employees. Pension Plans covering salaried employees provide pension benefits that are based on the employees´ years of service and compensation prior to retirement. Pension Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

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

The measurement date for the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2011 and 2010. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

	Pension Plans		Other Postretirement Benefit Plan
($ in thousands)	2011	2010	2011	2010

Accumulated benefit obligation	$258,084	$238,395	$5,365	$5,395

Change in projected benefit obligation:
Projected benefit obligation at January 1	$244,780	$239,063	$5,395	$5,350
Service cost	2,890	2,983	15	14
Interest cost	12,844	13,277	287	300
Plan amendment and other	(198)	19	—	—
Actuarial loss/(gain)	21,266	3,385	(141)	(75)
Benefits paid	(13,673)	(13,947)	(190)	(194)

Projected benefit obligation at December 31	$267,909	$244,780	$5,366	$5,395

Change in plan assets:
Assets at fair value at January 1	$277,524	$253,741	$—	$—
Actual return on assets	(5,245)	35,301	—	—
Company contributions	1,642	2,512	190	194
Benefits paid	(13,673)	(13,947)	(190)	(194)
Other	(142)	(83)	—	—

Assets at fair value at December 31	$260,106	$277,524	$—	$—

Funded status (plan assets less projected benefit obligations)	$(7,803)	$32,744	$(5,366)	$(5,395)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets at December 31:

	Pension Plans		Other Postretirement Benefit Plan
($ in thousands)	2011	2010	2011	2010

Prepaid pension asset	$4,359	$44,075	$—	$—
Other accrued liabilities	(3,761)	(2,069)	(355)	(374)
Other long-term obligations	(8,401)	(9,262)	(5,011)	(5,021)

	$(7,803)	$32,744	$(5,366)	$(5,395)

30    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

CTS has also recorded the following amounts to Accumulated Other Comprehensive loss at December 31, 2011:

	Pension Plans			Other Postretirement Benefit Plan
($ in thousands)	Unrecognized Loss	Prior Service Cost	Total	Unrecognized Loss/(Gain)	Prior Service Cost	Total

Balance at January 1, 2011	$86,638	$1,418	$88,056	$(340)	$—	$(340)
Amortization of retirement benefits, net of tax	(2,749)	(372)	(3,121)	3	—	3
Reclassification adjustments, net of tax	30,544	—	30,544	(86)	—	(86)

Balance at December 31, 2011	$114,433	$1,046	$115,479	$(423)	$—	$(423)

CTS expects to recognize, on a pre-tax basis, approximately $6.3 million of losses and $0.6 million of prior service costs in 2012 related to its Pension Plans. CTS does not expect to recognize any significant amounts of the Other Postretirement Benefit Plan unrecognized amounts in 2012.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31 is shown below:

($ in thousands)	2011	2010

Projected benefit obligation	$23,638	$22,336
Accumulated benefit obligation	19,018	20,331
Fair value of plan assets	11,476	11,004

Net pension (income)/postretirement expense for the years ended in December 31 include the following components:

	Pension Plans			Other Postretirement Benefit Plan
($ in thousands)	2011	2010	2009	2011	2010	2009

Service cost	$2,890	$2,983	$3,130	$15	$14	$11
Interest cost	12,844	13,277	13,699	287	300	314
Expected return on plan assets (1)	(24,238)	(24,337)	(24,413)	—	—	—
Amortization of unrecognized:
Prior service cost	611	816	504	—	—	—
Loss/(gain)	4,439	3,979	4,855	(5)	—	—
Actuarial (gain)/loss	—	—	—	—	—	(102)
Additional cost due to early retirement	670	234	—	—	—	—

Net (income)/expense	$(2,784)	$(3,048)	$(2,225)	$297	$314	$223

Weighted-average actuarial assumptions (2)
Benefit obligation assumptions:
Discount rate	4.86%	5.44%	5.77%	4.91%	5.51%	5.80%
Rate of compensation increase	2.88%	3.98%	4.02%	—%	—%	—%
Pension income/postretirement Expense assumptions:
Discount rate	5.45%	5.77%	6.83%	5.51%	5.80%	6.90%
Expected return on plan assets (1)	8.28%	8.37%	8.42%	—%	—%	—%
Rate of compensation increase	4.00%	3.98%	4.02%	—%	—%	—%

(1)	Expected return on plan assets is net of expected investment expenses and certain administrative expenses.
(2)	During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

The discount rate utilized to estimate CTS’ pension and postretirement obligations is based on market conditions at December 31, 2011, and is determined using a model consisting of high quality bond portfolios that match cash flows of the plans’ projected benefit payments based on the plan participants’ service to date and their expected future compensation. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high quality bonds whose maturity dates match the timing and amount of expected future benefit payments.

The discount rate used to determine 2011 pension income and postretirement expense for CTS’ pension and postretirement plans is based on market conditions at December 31, 2010 and is the interest rate used to estimate interest incurred on the outstanding projected benefit obligations during the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

CTS´ pension plan asset allocation at December 31, 2011 and 2010, and target allocation for 2012 by asset category are as follows:

	Target Allocations	Percentage of Plan Assets at December 31,
Asset Category	2012	2011	2010

Equity securities (1)	75%	63%	67%
Debt securities	25%	31%	27%
Other	—	6%	6%

Total	100%	100%	100%

(1)	Equity securities include CTS common stock in the amounts of approximately $13.4 million (5% of total plan assets) at December 31, 2011 and approximately $16.1 million (6% of total plan assets) at December 31, 2010.

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

The following table summarizes the fair values of CTS’ pension plan assets at December 31:

($ in thousands)	2011	2010

Equity securities — U.S. holdings	$134,054	$149,981
Equity securities — Non-U.S. holdings	28,166	36,604
Corporate Bonds	57,569	56,061
Debt securities issued by U.S., state and local governments	17,351	16,328
Cash and cash equivalents	11,806	10,019
Mortgage-backed securities	6,036	3,517
Partnerships	3,586	3,585
Fixed annuities	1,538	1,429

Total fair value of plan assets	$260,106	$277,524

The fair values at December 31, 2011 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Equity securities — U.S. holdings(1)	$134,054	$—	$—	$134,054
Equity securities — Non-U.S. holdings(1)	28,166	—	—	28,166
Corporate Bonds (2)	40,558	17,011	—	57,569
Debt securities issued by U.S., state and local governments (3)	—	17,351	—	17,351
Cash and cash equivalents (4)	11,806	—	—	11,806
Mortgage-backed securities (5)	—	6,036	—	6,036
Partnerships (6)	—	—	3,586	3,586
Fixed annuity contracts(7)	—	—	1,538	1,538

Total	$214,584	$40,398	$5,124	$260,106

The fair values at December 31, 2010 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Equity securities — U.S. holdings (1)	$149,981	$—	$—	$149,981
Equity securities — Non-U.S. holdings(1)	36,604	—	—	36,604
Corporate Bonds (2)	39,875	16,186	—	56,061
Debt securities issued by U.S., state and local governments (3)	—	16,328	—	16,328
Cash and cash equivalents (4)	10,019	—	—	10,019
Mortgage-backed securities (5)	—	3,517	—	3,517
Partnerships (6)	—	—	3,585	3,585
Fixed annuity contracts(7)	—	—	1,429	1,429

Total	$236,479	$36,031	$5,014	$277,524

32    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

(1)	Comprised of common stocks in various industries. The Pension Plan fund manager may shift investments from value to growth strategies or vice-versa, from small cap to large cap stocks or vice-versa, in order to meet the Pension Plan’s investment objectives, which are to provide for a reasonable amount of long-term growth of capital without undue exposure to volatility, and protect the assets from erosion of purchasing power.
(2)	Comprised of investment grade securities in various industries.
(3)	Comprised of investment grade securities that are backed by the U.S., state or local governments.
(4)	Comprised of investment grade short-term investment funds.
(5)	Comprised of investment grade securities in which approximately $4.4 million and $2.0 million is backed by the U.S. government for the years ended December 31, 2011 and December 31, 2010, respectively, and the remainder by commercial real estate.
(6)	Comprised of partnerships that invest in various U.S. industries.
(7)	Comprised of fixed annuity contracts purchased at market value when plan participants retire.

The Pension Plan assets recorded at fair value are measured and classified in a hierarchy for disclosure purposes consisting of three levels based on the observability of inputs available in the marketplace used to measure fair value as discussed below:

•

Level 1:    Fair value measurements that are quoted prices (unadjusted) in active markets that the pension plan trustees have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets.

•

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

•	Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable.

The table below reconciles the Level 3 partnership assets within the fair value hierarchy:

($ in thousands)	Amount

Fair value of Level 3 partnership assets at January 1, 2010	$2,784
Capital contributions	493
Net ordinary loss attributable to partnership assets	(88)
Realized and unrealized gain	854
Capital distributions	(458)

Fair value of Level 3 partnership assets at December 31, 2010	3,585
Capital contributions	548
Net ordinary loss attributable to partnership assets	(13)
Realized and unrealized gain	1,206
Capital distributions	(1,740)

Fair value of Level 3 partnership assets at December 31, 2011	$3,586

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

The table below reconciles the Level 3 fixed annuity contracts within the fair value hierarchy:

($ in thousands)	Amount

Fair value of Level 3 fixed annuity contracts at January 1, 2010	$904
Purchases	508
Net gain	17

Fair value of Level 3 fixed annuity contracts at December 31, 2010	1,429
Purchases	196
Benefits paid	(104)
Net gain	17

Fair value of Level 3 fixed annuity contracts at December 31, 2011	$1,538

The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2012 are $5.3 million and $0.4 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Pension Plans	Other Postretirement Benefit Plan

2012	$18,109	$355
2013	16,382	364
2014	16,973	366
2015	16,629	365
2016	17,702	362
Thereafter	89,962	1,707

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee’s annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $4.5 million in 2011, $3.5 million in 2010, and $2.6 million in 2009.

NOTE I — Equity-Based Compensation

At December 31, 2011, CTS had five equity-based compensation plans: the 1996 Stock Option Plan (“1996 Plan”), the 2001 Stock Option Plan (“2001 Plan”), the Nonemployee Directors’ Stock Retirement Plan (“Directors’ Plan”), the 2004 Omnibus Long-Term Incentive Plan (“2004 Plan”), and the 2009 Omnibus Equity and Performance Incentive Plan (“2009 Plan”). All of these plans, except the Directors’ Plan, were approved by shareholders. As of December 31, 2009, additional grants can only be made under the 2004 and 2009 Plans. CTS believes that equity-based awards align the interest of employees with those of its shareholders.

The 2009 Plan, and previously the 1996 Plan, 2001 Plan and 2004 Plan, provide for grants of incentive stock options or nonqualified stock options to officers, key employees, and nonemployee members of CTS’ board of directors. In addition, the 2009 Plan and the 2004 Plan allow for grants of stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock awards.

The following table summarizes the compensation expense included in the Consolidated Statements of Earnings/(Loss) for the years ending December 31, 2011, 2010, and 2009 relating to equity-based compensation plans:

	Year ended December 31
($ in thousands)	2011	2010	2009

Stock options	$—	$3	$36
Restricted stock units	3,746	4,032	3,519

Total	$3,746	$4,035	$3,555

The total tax benefit related to the equity-based compensation plans recognized in income is approximately $1.5 million for the year ended December 31, 2011 and $1.6 and $1.4 million for the years ended December 31, 2010 and 2009, respectively.

The following table summarizes the plan status as of December 31, 2011:

	2009 Plan	2004 Plan	2001 Plan	1996 Plan

Awards originally available	3,400,000	6,500,000	2,000,000	1,200,000
Stock options outstanding	—	257,200	396,000	74,850
Restricted stock units outstanding	570,784	130,665	—	—
Options exercisable	—	257,200	396,000	74,850
Awards available for grant	2,484,314	268,500	—	—

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

The Company estimated the fair value of the stock option on the grant date using the Black-Scholes option-pricing model and assumptions for expected price volatility, option term, risk-free interest rate, and dividend yield. Expected price volatilities were based on historical volatilities of the

34    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Company’s stock. The expected option term is derived from historical data on exercise behavior. The dividend yield was based on historical dividend payments. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of the status of stock options as of December 31, 2011, and changes during the year then ended, is presented below:

($ in thousands except per share amounts)	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2011	1,093,063	$12.61
Exercised	(59,263)	$7.91
Expired	(305,750)	$19.14
Outstanding at December 31, 2011	728,050	$10.24	1.9 years	$281
Exercisable at December 31, 2011	728,050	$10.24	1.9 years	$281

The total intrinsic value of stock options exercised during the year ended December 31, 2011 was $0.2 million. The total intrinsic value of stock options exercised during the year ended December 31, 2010 was $0.03 million. No options were exercised during the year ended December 31, 2009. No stock options were granted during the years ended December 31, 2011, 2010 or 2009.

The total fair value of stock options vested during the years ended December 31, 2010, and 2009 was approximately $0.1 million, and $0.3 million, respectively. All stock options were vested at December 31, 2010. CTS recognized expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following table summarizes information about stock options outstanding at December 31, 2011:

	Options Outstanding		Options Exercisable

Range of Exercise Prices	Number Outstanding at 12/31/11	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable at 12/31/11	Weighted- Average Exercise Price

$ 7.70 - 11.11	615,250	1.73	$9.53	615,250	$9.53
13.68 - 16.24	112,800	3.50	14.15	112,800	14.15

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

A summary of RSU activity as of December 31, 2011, and changes during the year then ended, is presented below:

($ in thousands except per share amounts)	Units	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2011	807,601	$8.39
Granted	302,300	11.13
Converted	(300,138)	8.56
Forfeited	(108,314)	9.38

Outstanding at December 31, 2011	701,449	$9.35	7.9 years	$6,453

Convertible at December 31, 2011	184,055	$9.66	19.5 years	$1,693

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2011, 2010, and 2009 was $11.13, $8.10, and $6.42, respectively. The total intrinsic value of RSUs converted during the years ended December 31, 2011 and 2010 was $3.1 million, respectively. The total intrinsic value of RSUs converted during the year ended December 31, 2009 was $1.5 million.

A summary of the nonvested RSUs as of December 31, 2011, and changes during the year then ended, is presented below:

	RSUs	Weighted- Average Grant Date Fair Value
Nonvested at January 1, 2011	664,146	$8.20
Granted	302,300	11.13
Vested	(340,738)	8.84
Forfeited	(108,314)	9.38

Nonvested at December 31, 2011	517,394	9.24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The total fair value of RSUs vested during the years ended December 31, 2011 and 2010 was approximately $3.0 million and $2.8 million, respectively. CTS recorded compensation expense of approximately $2.4 million, $2.8 million and $2.6 million related to service-based restricted stock units during the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, there was $1.7 million of unrecognized compensation cost related to RSUs. That cost is expected to be recognized over a weighted-average period of 1.3 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Performance-Based Restricted Stock Units

On February 6, 2007, CTS granted performance-based RSU awards for certain executives. Executives received a total of 17,100 units based on achievement of year-over-year sales growth and free cash flow performance goals for fiscal year 2007. These units cliff vested and converted one-for-one to CTS common stock on December 31, 2010.

On February 2, 2010, CTS granted performance-based RSU awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 78,000 units in 2012 subject to certification of the 2011 fiscal year results by CTS’ independent auditors. Vesting is dependent upon CTS’ achievement of sales growth targets.

On February 3, 2011, CTS granted performance-based RSU awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 53,200 units in 2013 subject to certification of the 2012 fiscal year results by CTS’ independent auditors. Vesting is dependent upon CTS’ achievement of sales growth targets.

CTS recorded compensation expense of approximately $391,000, $357,000 and $101,000 related to performance-based RSUs during the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011 there was $337,000 of unrecognized compensation cost related to performance-based RSUs. That cost is expected to be recognized over a weighted-average period of one year.

Market-Based Restricted Stock Units

On July 2, 2007, CTS granted a market-based RSU award for an executive officer. An aggregate of 25,000 units may be earned in performance years ending in the following three consecutive years on the anniversary of the award date. Vesting may occur in the range from zero percent to 150% of the target award on the end date of each performance period and is tied exclusively to CTS total stockholder return relative to 32 enumerated peer group companies’ total stockholder return rates. The vesting rate will be determined using a matrix based on a percentile ranking of CTS total stockholder return with peer group total shareholder return over a three-year period. During the year ended December 31, 2010, 12,500 units was earned and awarded to the executive officer.

On February 4, 2009, CTS granted market-based RSU awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 128,000 units in 2011. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies’ stockholder return rates. No awards were vested as the vesting criterion was not met.

On February 2, 2010, CTS granted market-based RSU awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 117,000 units in 2012. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies’ stockholder return rates.

On February 3, 2011, CTS granted market-based RSU awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 79,800 units in 2013. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies’ stockholder return rates.

CTS recorded compensation expense of approximately $952,000, $852,000 and $831,000 related to market-based RSUs during the years ended December 31, 2011, 2010 and 2009, respectively.

36    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

As of December 31, 2011 there was approximately $591,000 of unrecognized compensation cost related to market-based RSUs. That cost is expected to be recognized over a weighted average period of 1 year.

Stock Retirement Plan

The Directors’ Plan provided for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. The Directors’ Plan was frozen effective December 1, 2004. All future grants will be from the 2009 Plan.

NOTE J — Income Taxes

Earnings/(loss) before income taxes consist of the following for the years ended December 31:

($ in thousands)	2011	2010	2009

Domestic	$3,559	$(1,742)	$(35,083)
Non-U.S.	22,778	29,768	14,669

Total	$26,337	$28,026	$(20,414)

Significant components of income tax provision/(benefit) are as follows for the years ended December 31:

($ in thousands)	2011	2010	2009

Current:
Federal	$247	$(367)	$343
State	385	307	218
Non-U.S.	3,572	3,471	7,088

Total Current	4,204	3,411	7,649

Deferred:
Federal	(119)	(266)	3,801
State	(558)	530	570
Non-U.S.	1,843	2,313	1,616

Total Deferred	1,166	2,577	5,987

Total provision for Income Taxes	$5,370	$5,988	$13,636

Significant components of the CTS’ deferred tax assets and liabilities at December 31 are:

($ in thousands)	2011	2010

Postretirement benefits	$2,093	$2,109
Inventory reserves	2,446	1,991
Loss carryforwards	52,588	56,199
Credit carryforwards	13,700	12,680
Nondeductible accruals	6,787	6,545
Research expenditures	23,702	20,245
Prepaid charges	4,431	3,576
Other	6,632	6,974

Gross deferred tax assets	112,379	110,319

Pensions	(1,558)	15,568
Depreciation	9,948	7,529
Unrealized foreign exchange gain	1,625	1,760
Other	993	874

Gross deferred tax liabilities	11,008	25,731

Net deferred tax assets	101,371	84,588
Deferred tax asset valuation allowance	(14,453)	(13,908)

Total net deferred tax assets	$86,918	$70,680

Current deferred tax assets of $14.7 million and $12.1 million are included as current assets in the Company’s consolidated balance sheets at December 31, 2011 and December 31, 2010, respectively. Long-term deferred tax assets of $76.2 million and $60.0 million are included as other assets in the Company’s consolidated balance sheets at December 31, 2011 and December 31, 2010, respectively.

Current deferred tax liability of $0.4 million is included as a component of “Other accrued liabilities” on the Company’s consolidated balance sheets at December 31, 2011. There was no current deferred tax liability at December 31, 2010. Long-term deferred tax liability of $3.6 million and $1.4 million are included as a component of “Other long-term obligations” on CTS’ consolidated balance sheets at December 31, 2011 and December 31, 2010, respectively. The long-term deferred tax assets and long-term deferred tax liabilities were not netted since these items relate to different tax jurisdictions.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Generally, the Company assesses that it is more likely than not its net deferred tax assets will be realized during the available carryforward periods. The Company has determined, however, that a valuation allowance of $14.5 million should be provided for certain deferred tax assets. As of December 31, 2011, the $14.5 million valuation allowance includes $6.9 million for state net operating loss and credit carryforwards, $5.5 million in foreign tax credit carryforwards, and $2.1 million related to foreign net operating losses. The $0.6 million net increase in the valuation allowance was primarily due to adjustments related to the increase in state net operating loss and credit carryforwards.

The following table reconciles taxes at the United States statutory rate to the effective income tax rate for the years ended December 31:

	2011	2010	2009

Taxes at the U.S. statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	(0.43)%	1.94%	(2.51)%
Non-U.S. income taxed at rates different than the U.S. statutory rate	(9.22)%	(3.60)%	5.7%
Benefit of scheduled tax credits	(2.05)%	(1.02)%	0.86%
Goodwill impairment	—%	—%	(55.96)%
Cash repatriation	—%	—%	(44.47)%
Non-U.S. adjustments to valuation allowances	(0.48)%	(12.31)%	(8.14)%
Other	(2.43)%	1.36%	2.73%
Effective income tax rate	20.39%	21.37%	(66.79)%

CTS’ overall tax rate reflects tax holidays that CTS’ business operations continue to qualify for in various countries. As a result, certain earnings of CTS are subject to tax at reduced rates for a specified period of time. These tax holidays, unless extended, are scheduled to begin expiring during 2017.

At December 31, 2011, no provision had been made for U.S. federal and state income taxes on approximately $190 million of foreign earnings, which are expected to be permanently reinvested outside of the United States. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (with a possible adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of the complexities associated with the related calculation.

No valuation allowance was recorded in 2011 against the U.S. federal net deferred tax assets including the U.S. federal net operating loss carryforward asset of $39 million expiring in 2021 through 2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2012 through 2020. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product line consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits of its U.S. net deferred tax assets.

38    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

CTS recognizes the financial statement benefit of a tax position based on its technical merits only after determining that the position would be sustained upon examination, including resolution of any related appeals or litigation. A tax position that meets the “more likely than not” threshold is then measured to determine the amount of benefit recognized in the financial statements. The Company or one of its subsidiaries files income tax returns in the United States federal, various state, and foreign jurisdictions. The Company’s open tax years are subject to examination from 2006 through 2010 for all U.S. jurisdictions. The open years for the international tax returns range from 2004 through 2010 based on local statutes. U.S. tax authorities also have the ability to review prior tax years to the extent of net operating losses and tax credit carryforwards. Changes may be applied to any open tax years. CTS has approximately $5.3 million of unrecognized tax benefits, which if recognized, would impact the effective tax rate. The Company does not anticipate any significant changes in its unrecognized tax benefits within the next 12 months as a result of examinations or statute lapses. A reconciliation of the beginning and ending unrecognized tax benefits is provided below:

($ in thousands)	2011	2010

Balance at January 1	$4,586	$4,014
Increase related to current year tax positions	88	63
Increase related to prior year tax positions	838	724
Decrease as a result of lapse of statute of limitations	(65)	(184)
Decrease related to settlements with taxing authorities	(168)	(31)
Balance at December 31	$5,279	$4,586

CTS’ continuing practice is to recognize interest and/or penalties related to income tax matters as income tax expense. However, at the time of adoption and at the year ending December 31, 2011, there were no significant amounts accrued for interest and/or penalties related to uncertain income tax positions.

NOTE K — Treasury Stock

Common stock held in treasury totaled 20,724,106 shares with a cost of $300.6 million at December 31, 2011 and 20,320,759 shares with a cost of $297.0 million at December 31, 2010. Approximately 6.9 million shares are available for future issuances.

In May 2008, CTS’ Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market at a maximum price of $13 per share. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2011, 403,347 shares were repurchased at a cost of approximately $3.6 million or $8.86 per share, under this program. No shares were repurchased under this program in 2010.

NOTE L — Segments

CTS reportable segments are grouped by entities that exhibit similar economic characteristics. The segment’s reporting results are regularly reviewed by CTS’ chief operating decision maker to make decisions about resources to be allocated to these segments and to evaluate the segment’s performance. CTS has two reportable segments: 1) Components and Sensors and 2) Electronics Manufacturing Services (“EMS”).

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets; and fabricated piezo-electric materials and substrates used primarily in medical, computer and industrial markets.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. Additionally, for some customers, CTS provides full turnkey manufacturing and completion including design, bill-of-material management, logistics, and repair.

The accounting policies of the reportable segments are the same as those described in the summary of significant

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

accounting policies. Management evaluates performance based upon segment operating earnings before interest expense, interest income, non-operating income/(expense), and income tax expense.

In the third quarter of 2011, CTS expanded the presentation of segment operating earnings to currently include both segment operating earnings before corporate and shared services charges and segment operating earnings after corporate and shared services charges as shown in the table below. These charges primarily include Company headquarters’ support services such as information technology, accounting, treasury, legal and other support services which are not part of any business segment. Prior to this change, these charges were included within these operating segments. This presentation reflects the current fact that CTS’ chief operating decision-maker excludes these charges from the review of the results of the operating segments for purposes of measuring segment profitability and allocating resources. Results from prior periods here are presented on the same basis.

Summarized financial information concerning CTS’ reportable segments for the years ended December 31, 2011, 2010, and 2009 is shown in the following table:

($ in thousands)	Components and Sensors	EMS	Total
2011
Net sales to external customers	$279,857	308,649	588,506
Segment operating earnings before corporate and shared services charges	$36,595	$13,682	$50,277
Corporate and shared services charges	(15,239)	(6,660)	(21,899)
Segment operating earnings(1)	$21,356	$7,022	$28,378
Total assets	$329,624	$151,191	$480,815
Depreciation and amortization	12,077	5,471	17,548
Capital expenditures	9,919	5,655	15,574
Capital expenditure to replace property damaged in casualties	—	4,733	4,733

2010
Net sales to external customers	$282,860	269,781	552,641
Segment operating earnings before corporate and shared services charges	$48,014	5,929	53,943
Corporate and shared services charges	(16,661)	(7,742)	(24,403)
Segment operating (loss)/earnings	$31,353	(1,813)	29,540
Total assets	$335,719	146,865	482,584
Depreciation and amortization	$11,633	$5,932	$17,565
Capital expenditures	$11,091	$2,180	$13,271

2009
Net sales to external customers	$213,184	285,798	498,982
Segment operating earnings before corporate and shared services charges	$24,314	15,319	39,633
Corporate and shared services charges	(14,019)	(8,047)	(22,066)
Segment operating earnings	$10,295	7,272	17,567
Total assets	$295,132	112,525	407,657
Depreciation and amortization	$12,744	$6,787	$19,531
Capital expenditures	$5,081	$1,456	$6,537

(1)	EMS segment’s operating earnings of $7,022 include $6,067 of insurance recovery for property damage related to the fire at CTS Scotland’s manufacturing facility.

40    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Reconciling information between reportable segments’ operating earnings and CTS’ consolidated earnings before income taxes is shown in the following table:

	Year ended December 31,
($ in thousands)	2011	2010	2009
Total segment operating earnings	$28,378	$29,540	$17,567
Restructuring and restructuring-related charges — Components and Sensors	(2,649)	(1,010)	(2,096)
Restructuring and restructuring-related charges — EMS	(489)	(687)	(147)
Goodwill impairment — Components and Sensors	—	—	(2,373)
Goodwill impairment — EMS	—	—	(30,780)
Interest expense	(2,119)	(1,074)	(1,878)
Interest income	1,257	385	156
Other income/(expense)	1,959	872	(863)

Earnings before income taxes	$26,337	$28,026	$(20,414)

Financial information relating to CTS’ operations by geographic area was as follows:

	Year ended December 31,
($ in thousands)	2011	2010	2009
Net Sales
United States	$367,971	$310,569	$274,398
Singapore	15,195	19,365	51,863
United Kingdom	43,688	38,707	32,268
China	79,663	86,487	67,994
Canada	34,094	45,097	31,117
Czech Republic	26,014	28,743	28,193
Other non-U.S.	21,881	23,673	13,149

Consolidated net sales	$588,506	$552,641	$498,982

Sales are attributed to countries based upon the origin of the sale.

	Year ended December 31,
($ in thousands)	2011	2010	2009
Long-Lived Assets
United States	$30,363	$28,838	$26,903
China	34,904	34,832	32,441
United Kingdom	7,153	5,028	6,250
Singapore	3,877	3,630	4,523
Canada	605	948	1,914
Taiwan	2,105	2,339	5,588
Thailand	3,625	2,219	3,038
Switzerland	1,721	—	—
Other non-U.S	507	379	463

Consolidated long-lived assets	$84,860	$78,213	$81,120

NOTE M — Contingencies

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

CTS manufactures accelerator pedals for a number of automobile manufacturers, including subsidiaries of Toyota Motor Corporation (“Toyota”). In January 2010, Toyota initiated a recall of a substantial number of vehicles in North America containing pedals manufactured by CTS. The pedal recall and associated events have led to the Company being named as a co-defendant with Toyota in certain litigation. In February 2010, CTS entered into an agreement with Toyota whereby Toyota agreed that it will

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

indemnify, defend, and hold the Company harmless from, and the parties will cooperate in the defense of, third-party civil claims and actions that are filed or asserted in the United States or Canada and that arise from or relate to alleged incidents of unintended acceleration of Toyota and Lexus vehicles. The limited exceptions to indemnification restrict CTS’ share of any liability to amounts collectable from its insurers.

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

Scotland EMS Manufacturing Facility Fire

During the second quarter of 2011, a fire occurred at the Company’s Scotland EMS manufacturing facility. The fire damaged approximately $1.6 million of inventory and $0.2 million of machinery and equipment at net book value. Property insurance coverage with a $100,000 deductible covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. Business interruption insurance covered the lost sales impact and related fixed costs. Consequently, as of December 31, 2011, CTS wrote-off approximately $0.2 million of net book value of machinery and equipment and $1.6 million of inventory; and recorded $3.1 million of other recoverable costs and $0.5 million of recoverable building restoration costs as a receivable which was substantially settled in 2011. The total fire-related other receivable was approximately $0.1 million as of December 31, 2011 and was included in Other Current Assets in CTS’ Consolidated Balance Sheets.

As a result of the insurance coverage, CTS recovered approximately $11.7 million from the Company’s insurance carriers. Out of the $11.7 million recovered, approximately $3.1 million was for business interruption and the remaining $8.6 million was for the replacement of damaged property. CTS recorded a recovery of approximately $2.7 million for business interruption and a recovery of $6.1 million for property damage in CTS’ Consolidated Statements of Earnings/(Loss) for the year ended December 31, 2011.

Thailand EMS Manufacturing Facility Flood

During the fourth quarter of 2011, CTS’ Thailand EMS manufacturing facility was flooded. Based on preliminary estimates, the flood damaged approximately $0.5 million of inventory and $0.5 million of fixed assets at net book value. The Company also incurred approximately $2.5 million of fixed costs at this facility. Local property insurance coverage covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. CTS also has business interruption insurance under the local policy that covered the lost sales impact and fixed costs. The maximum amount covered under the local insurance policy is approximately $2.4 million. CTS also has a secondary global insurance policy that will cover costs not covered by the local policy for up to approximately $25 million with a deductible of $250,000.

The insurance carrier for the local policy has indicated that the company will reimburse the Company for the maximum amount of approximately $2.4 million. Consequently, the Company wrote off $0.5 million of inventory and $0.5 million of fixed assets to an insurance receivable and recorded a business interruption receivable of $1.4 million for fixed costs incurred. The remaining $1.1 million of fixed costs was recorded as a charge to cost of goods sold in the Consolidated Statements of Earnings/(Loss) for the year ended December 31, 2011.

NOTE N — Leases

CTS incurred rent expense of approximately $7.0 in 2011, $6.9 million in 2010, and $7.5 million in 2009. The future minimum lease payments under the Company’s lease agreements are $6.4 million in 2012, $5.4 million in 2013, $3.7 million in 2014, $2.8 million in 2015, $1.5 million in 2016, and $4.0 million thereafter. Future sub-lease income is $0.3 million in 2012 and $0.1 million in 2013. Some of CTS’ operating leases include renewal options and escalation clauses.

NOTE O — Restructuring Charges

In March 2009, CTS initiated certain restructuring actions to reorganize certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 268 positions and were completed in the first quarter of 2009.

42    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2009:

($ in millions) March 2009 Plan
Restructuring liability at January 1, 2009	$—
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	2.1

Cost paid	(2.1)

Restructuring liability at December 31, 2009	$—

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

The following table displays the restructuring reserve activity related to the implementation of this restructuring plan:

($ in millions) December 2010 Plan
Restructuring liability at January 1, 2010	$—
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	1.3

Cost paid	(1.3)
Restructuring liability at December 31, 2011	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

During April 2011, CTS initiated restructuring actions to reorganize certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 30 positions. The following table displays the planned restructuring and restructuring-related charges with the realignment, as well as a summary of the actual costs incurred through December 31, 2011:

($ in millions) April 2011 Plan	Planned Costs	Actual incurred through December 31, 2011

Workforce reduction	$0.8	$0.7

Total restructuring charge	$0.8	$0.7

Of the restructuring charges incurred, $0.5 million relates to the Components and Sensors segment and $0.2 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings/(Loss).

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2011:

($ in millions) April 2011 Plan

Restructuring liability at January 1, 2011	$—
Restructuring charges	0.7

Cost paid	(0.7)
Restructuring liability at December 31, 2011	$—

In October 2011, CTS announced plans to realign certain manufacturing operations and eliminate approximately 100 net positions during the fourth quarter of 2011. As of December 31, 2011, the realignment plans were substantially complete.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2011:

($ in millions) October 2011 Plan	Planned Costs	Actual Incurred Through December 31, 2011
Workforce reduction	$2.2	$2.2
Restructuring charge	2.2	2.2
Equipment relocation	0.2	0.2
Restructuring-related costs	0.2	0.2
Total restructuring and restructuring-related costs	$2.4	$2.4

Of the restructuring and restructuring-related costs incurred, $2.1 million relates to the Components and Sensors segment and $0.3 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings/(Loss) and the restructuring-related costs are included in cost of goods sold. Restructuring actions were substantially completed at December 31, 2011.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2011:

($ in millions) October 2011 Plan

Restructuring liability at January 1, 2011	$—
Restructuring and restructuring-related charges	2.2
Cost paid	(1.0)
Restructuring liability at December 31, 2011	$1.2

NOTE P — Subsequent Events

As discussed in Note B, “Acquisitions,” CTS acquired 100% of the common stock of Valpey-Fisher, a publicly held company located in Hopkinton, Massachusetts in January 2012 for cash of approximately $18.3 million. Valpey-Fisher is a recognized technology leader in the design and manufacture of precision frequency crystal oscillators. This acquisition will expand CTS’ technology, and bring strong engineering capabilities and management leadership to support the Company’s strategic initiatives in CTS’ Component and Sensors’ segment.

44    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

On January 10, 2012, CTS entered into an amendment to its unsecured revolving credit agreement. This amendment provided for an increase in CTS’ borrowing capacity and is further discussed in Note G, “Debt.”

NOTE Q — Quarterly Financial Data

Quarterly Results of Operations

(Unaudited)

($ in thousands)	Net Sales	Gross Margins	Operating Earnings	Net Earnings	Earnings per Share - Basic	Earnings per Share - Diluted
2011
4th quarter	$143,999	$25,838	$7,200	$5,856	$0.17	$0.16
3rd quarter	146,070	27,460	7,754	5,863	0.17	0.17
2nd quarter	146,919	27,391	4,527	4,132	0.12	0.12
1st quarter	151,518	29,160	5,759	5,116	0.15	0.15
2010
4th quarter	$145,025	$29,122	$5,984	$4,800	$0.15	$0.13
3rd quarter	139,362	29,969	7,771	6,915	0.20	0.20
2nd quarter	138,851	30,340	7,741	5,892	0.17	0.17
1st quarter	129,403	30,479	6,347	4,431	0.13	0.13

CTS CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at Beginning of Period	Charged/ (Credit) to Expense	Charged to Other Accounts	Deductions	Balance at End of Period
	(In thousands of dollars)
Year ended December 31, 2011
Allowance for doubtful accounts	$1,269	$(52)	$—	$(117)	$1,100
Inventory reserve provision	$6,565	$4,311	$—	$(3,030)	$7,846
Year ended December 31, 2010:
Allowance for doubtful accounts	$2,119	$(733)	$—	$(117)	$1,269
Inventory reserve provision	$6,951	$2,661	$—	$(3,047)	$6,565
Year ended December 31, 2009
Allowance for doubtful accounts	$2,165	$222	$—	$(268)	$2,119
Inventory reserve provision	$6,781	$1,752	$—	$(1,582)	$6,951

46    CTS CORPORATION