Form 10-K, Exhibit 13
period 2012-12-31
CTS CORP
filed 2013-02-25
CIK 26058

CTS Corporation

Form 10-K 2012

EXHIBIT (13)

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

Overview

CTS Corporation (“we”, “our”, “us”) is a global manufacturer of components and sensors used primarily in the automotive, communications and industrial markets. We also provide electronic manufacturing solutions, including design and supply chain management functions, primarily serving the industrial, communications, defense and aerospace, and medical markets under contract arrangements with original equipment manufacturers (“OEMs”).

Sales in 2012 of $576.9 million were reported through two segments, Components and Sensors and Electronics Manufacturing Services (“EMS”), which represented 52.8% and 47.2% of sales in 2012, respectively. In 2011, Components and Sensors and EMS represented 47.6% and 52.4% of sales, respectively.

In 2012, Components and Sensors segment sales improved from 2011 primarily due to sales from the January 2012 Valpey-Fisher Corporation (“Valpey-Fisher”) acquisition, the impacts of increased new product introductions and new customers, and a sales rebound following the March 2011 earthquake in Japan. EMS segment sales declined as a result of the generally weak global economy and ongoing disruptions from the October 2011 flood at our Thailand EMS manufacturing facility.

Throughout 2012, we were focused on introducing new products, winning new business and increasing our market share, which resulted in the successful launch of two new products and sales growth of a third product that had launched in 2011. We also restored our flooded Thailand EMS manufacturing facility to full production and restructured certain operations to improve operational efficiencies and reduce our headcount.

As discussed in more detail throughout the MD&A:

•

Full-year sales of $576.9 million in 2012 decreased $11.6 million, or 2.0%, compared to $588.5 million in 2011, primarily due to the impact of the October 2011 flood at our Thailand EMS manufacturing facility and the generally weak global economy, mostly offset by the Valpey-Fisher acquisition sales, the impacts of increased new product introductions and new customers, and a sales rebound as our Japanese customers recovered from last year’s earthquake. Sales in the Components and Sensors segment increased by 8.8% compared to 2011. Sales in the EMS segment decreased by 11.7% compared to 2011.

•

Gross margin as a percentage of sales was 17.6% in 2012 compared to 18.7% in 2011. The decrease in gross margin primarily resulted from approximately incurring $18.4 million of expenses and lost margin related to the flood at our Thailand facility and the fire at our Scotland facility and a shift from pension income to pension expense partially offset by lower commodity prices and favorable segment mix.

•

Insurance recovery for business interruption due to the fire at our Scotland facility and the flood at our Thailand facility was $20.9 million in 2012 compared to $4.1 million in 2011. This recovery offsets unrealized margin on lost sales and flood-related expenses reflected in our gross margin.

•

Selling, general and administrative (“SG&A”) and research and development (“R&D”) expenses totalled $101.3 million in 2012 compared to $91.9 million in 2011. This increase was primarily driven by the Valpey-Fisher acquisition and a shift from pension income to pension expense. SG&A expenses also include approximately $2.0 million of additional legal and CEO search costs and approximately $2.0 million of acquisition-related costs in 2012 compared to $0.3 million of additional costs in 2011.

•	A $10.3 million gain was recorded in 2012 as the result of a sale-leaseback transaction of our Singapore manufacturing facility.

CTS CORPORATION    1

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

•

Insurance recovery for property damage due to the flood at our Thailand facility was $1.8 million in 2012. Insurance recovery for property damage due to the fire at our Scotland facility was $6.1 million in 2011.

•

Operating earnings in 2012 were $26.7 million, compared to $25.2 million in 2011, which included $8.5 million for restructuring and related charges in 2012. Included in operating earnings for the year ended December 31, 2011 were $3.1 million of restructuring and related charges.

•	Interest and other income in 2012 was $0.3 million compared to $1.1 million in 2011 primarily due to $0.8 million lower foreign exchange gains in 2012.

•

The effective tax rate for 2012 was 24.5% compared to 20.4% in 2011. The increase in effective tax rate in 2012 compared to 2011 was due to a delay in receiving certain U.S. tax credits and anticipated foreign tax incentives in 2012 that had been received in 2011.

•	Net earnings of $20.3 million, or $0.59 per diluted share, in 2012 compare to $21.0 million, or $0.60 per diluted share, in 2011.

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

When we determine that the carrying value of long-lived and intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use

2    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

of those assets, an impairment charge to record the assets at fair value may be recorded. Impairment is measured based on fair values utilizing estimated discounted cash flows, published third-party sources, third-party offers and/or information furnished by third-party brokers/dealers.

Goodwill is measured as the excess of cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests at least on an annual basis and when an impairment triggering event occurs. As a result of two acquisitions in 2012, we had goodwill of $36.4 million at December 31, 2012 compared to $0.5 million at December 31, 2011.

The valuation of long-lived and intangible assets, including goodwill acquired in conjunction with an acquisition are recorded at estimated fair values in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Income Taxes

Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances relating to deferred tax assets are recorded on the “more-likely-than-not” criteria.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carry-forwards using the tax rates that will be in effect when the differences are projected to reverse. We also review our current tax exposure for situations where tax authorities would assert tax positions different than those we have taken. Such uncertain tax provisions are routinely reviewed and adjusted when required to reflect changes in estimates based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. We estimate our income tax valuation allowance by assessing which deferred tax assets are more-likely-than-not to be recovered in the future. The valuation allowance is based on our estimates of taxable income in each jurisdiction in which we operate and the period over which the deferred tax assets will be recoverable.

No valuation allowance was recorded in 2012 against the U.S. federal net deferred tax assets including the U.S. net operating loss carry-forward asset of $31.2 million, the majority of which will expire during the period of 2021 through 2024. We assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2012 through 2021. Those projections applied taxable income estimates consistent with historical earnings patterns of our traditional automotive product lines, continued profitability in our electronic component product lines, the benefits from recent acquisitions, and the long-term effect of strategic actions in the EMS business. We believe that, based upon the historical operating performance of our business units and successful cost reduction efforts we, more-likely-than-not, will realize the benefits of our U.S. net deferred tax assets. To date, we have also recorded tax benefits on the net operating losses generated in certain foreign jurisdictions such as China based upon our ability to generate sufficient taxable income within the carry-forward periods provided in each jurisdiction. If it appears that we will not generate such taxable income we may need to record a valuation allowance against the related deferred tax asset in a future period.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and our pension benefit obligation.

CTS CORPORATION    3

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

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

We have two domestic pension plans: a qualified plan and a non-qualified plan. The discount rate used to calculate our pension income and expense on our domestic plans was 4.91% for 2012. We have two foreign plans: the United Kingdom plan (“UK plan”) and the Taiwan plan. The discount rate used to calculate our 2012 pension expense for the UK plan is 4.7%. The discount rate used to calculate our 2012 pension expense for the Taiwan plan is 1.75%.

The discount rates used to calculate our pension benefit asset and obligation at December 31, 2012 on our domestic plans are 4.06%. The discount rate used to calculate our pension benefit obligation at December 31, 2012 on our UK plan is 4.1%. The discount rate used to calculate our pension benefit obligation at December 31, 2012 on our Taiwan plan is 1.75%.

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

The expected return on domestic plan assets was 8.0% in 2012. The expected return on our UK plan assets was 3.3%. The expected return for both our domestic plan and our UK plan are based on an allocation of expected returns on investments in equities, bonds and cash. The expected return on our Taiwan plan assets was 1.75%. The expected return on our Taiwan plan is based on government bond rates as directed by the Bank of Taiwan. All pension plans in Taiwan are required to be established with the Bank of Taiwan, which is a government-run entity that utilizes conservative investment strategies. The majority of the Bank of Taiwan’s investments are in government bonds. Since the Taiwan plan’s assets are invested in government bonds as directed by the Bank of Taiwan, the expected rate of return on plan assets is determined by such government bond rates. In determining the expected rate of return on plan assets, the actuarial consultants to the Taiwan plan consider the amount and timing of pension contributions and benefit payments expected to be made during the year.

All experience gains and losses for our qualified domestic plan are amortized over a period of 22 years, which is the expected future lifetime of our inactive employees. All experience gains and losses for our non-qualified domestic plan are amortized over a period of five years, which is the average remaining service life of our active employees. All experience gains and losses for our UK plan are amortized over a period of nine years, which is the average term to normal retirement date of our plan participants. All experience gains and losses for our Taiwan plan are amortized over a period of 15 years, which is the average remaining service life of our active employees.

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

4    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Earnings.

The grant date fair values of our service-based and our performance-based restricted stock units (“RSUs”) are the closing prices of our stock on the date of grant. The grant date fair value of our market-based RSU is determined by using a simulation or Monte Carlo approach. Under this approach, stock returns from comparative group companies are simulated over the performance period, considering both stock returns volatility and the correlation of returns. The simulated results are then used to estimate the future payout based on the performance/payout relationship established by the conditions of the award. The future payout is discounted to the measurement date using the risk-free interest rate.

Our RSUs and stock options primarily have a graded-vesting schedule. We recognize expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Results of Operations

Segment Discussion

Refer to Note L, “Segments,” for a description of our segments.

The following table highlights the segment results for the periods ended December 31, 2012, 2011, and 2010:

($ in thousands)	Components and Sensors	EMS	Total

2012
Sales to external customers	$304,481	$272,437	$576,918
Segment operating earnings before corporate and shared services charges	$42,611	$16,342	$58,953
Corporate and shared services charges	(16,483)	(7,246)	(23,729)
Segment operating earnings(1)	$26,128	$9,096	$35,224
% of Sales	8.6%	3.3%	6.1%

2011
Sales to external customers	$279,857	$308,649	$588,506
Segment operating earnings before corporate and shared services charges	$36,595	$13,682	$50,277
Corporate and shared services charges	(15,239)	(6,660)	(21,899)
Segment operating earnings(2)	$21,356	$7,022	$28,378
% of Sales	7.6%	2.3%	4.8%

2010
Sales to external customers	$282,860	$269,781	$552,641
Segment operating earnings before corporate and shared services charges	$48,014	$5,929	$53,943
Corporate and shared services charges	(16,661)	(7,742)	(24,403)
Segment operating earnings/(loss)	$31,353	$(1,813)	$29,540
% of Sales	11.1%	(0.7%)	5.3%

(1)	Components and Sensors segment’s operating earnings of $26,128 include a $10,334 gain from the Singapore sale-leaseback transaction. EMS segment’s operating earnings of $9,096 includes $1,769 of insurance recovery for property damage related to the flood at our CTS Thailand manufacturing facility.

(2)	EMS segment’s operating earnings of $7,022 include $6,067 of insurance recovery for property damage related to the fire at our CTS Scotland manufacturing facility.

Components and Sensors Segment Discussion

Sales in the Components and Sensors segment in 2012 increased by $24.6 million, or 8.8%, from 2011. This was primarily attributable to $15.3 million incremental sales from the acquisition of Valpey-Fisher, $12.2 million higher sales of piezoceramics for the computer market, and higher sales of $9.3 million in the automotive market primarily as our Japanese customers recovered from the March 2011 earthquake partially offset by lower sales of certain electronic components and the weak European economy.

Components and Sensors segment operating earnings in 2012 increased by $4.8 million, or 22.3%, from 2011. The favorable earnings change resulted primarily from a sale-leaseback gain of $10.3 million in 2012, higher sales, and lower commodity prices partially offset by a $3.4 million shift from pension income to pension expense and unfavorable product mix.

Sales in the Components and Sensors segment in 2011 decreased by $3.0 million, or 1.1% from 2010, primarily attributable to lower sales of $1.7 million in the automotive

CTS CORPORATION    5

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

market primarily due to production disruptions caused by the March 2011 earthquake in Japan and lower service parts partly offset by other growth in sales and to $1.3 million lower sales of electronic components.

Components and Sensors segment operating earnings in 2011 decreased by $10.0 million, or 31.9%, from 2010. The unfavorable earnings change resulted primarily from lower sales, higher commodity prices, program launch costs for new product introductions in 2011, higher R&D costs, and a gain from the sale in 2010 of an idle facility.

Electronic Manufacturing Services Segment Discussion

EMS segment sales in 2012 decreased by $36.2 million, or 11.7%, from 2011. The decrease in sales was primarily due to the impact of the October 2011 flood at our Thailand EMS manufacturing facility and the generally weak global economy. By market the lower sales were $29.9 million in the defense and aerospace market, $22.6 million in the communications market, and $10.6 million in the computer market, partially offset by higher sales of $21.6 million in the industrial market and $5.2 million in the medical market.

EMS segment operating earnings in 2012 increased by $2.1 million to $9.1 million versus $7.0 million in 2011. The favorable earnings change was primarily due to the timing of insurance recoveries related to the flood at our Thailand facility. During 2012, we had approximately $18.4 million of expenses and lost margin related to the flood at our Thailand facility and the fire at our Scotland facility while we recorded $22.7 million of insurance recoveries. The difference between the expenses and lost margin and associated recoveries is due to timing of insurance recoveries which generally were recognized three to four months after the expenses or lost margin were realized.

2011 EMS segment sales increased by $38.9 million, or 14.4%, from 2010. By market the higher sales were $16.6 million in the defense and aerospace market, $16.4 million in the industrial market, $5.2 million in the communications market and $4.2 million in the computer market, partially offset by lower sales of $0.7 million in the medical market.

EMS segment operating earnings increased by $8.8 million in 2011 to $7.0 million versus an operating loss of $1.8 million in 2010. The favorable earnings change was primarily due to a $6.1 million insurance recovery resulting from a fire at the Scotland facility and higher sales volume.

Sales in Geographic Regions

Our sales in the Americas were 65% in 2012 and 2011. The Asia-Pacific region accounted for 22% of total sales in 2012 and 20% in 2011. Sales in Europe in 2012 decreased to 13% from 15% in 2011. The following table presents the percentage of sales into each geographic region within each segment and on a consolidated basis:

	Components & Sensors			EMS			Consolidated Total
Geographic Region	2012	2011	2010	2012	2011	2010	2012	2011	2010

Americas	42%	37%	41%	90%	89%	85%	65%	65%	63%
Asia-Pacific	38%	39%	35%	4%	4%	8%	22%	20%	21%
Europe	20%	24%	24%	6%	7%	7%	13%	15%	16%

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

6    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

Discussion — Most Recent Three Years

The following table highlights significant information from our consolidated results of operations during the past three years:

($ in thousands, except per share and other data)	Year ended December 31,
	2012	2011	2010

Sales	$576,918	$588,506	$552,641
Cost of goods sold	475,536	478,657	432,731
Gross margin	101,382	109,849	119,910
% of sales	17.6%	18.7%	21.7%
Insurance recovery for business interruption	(20,893)	(4,082)	—
Selling, general and administrative expenses	80,386	71,890	72,310
% of sales	13.9%	12.2%	13.1%
Research and development expenses	20,918	19,990	18,313
% of sales	3.6%	3.4%	3.3%
Gain on sale-leaseback	(10,334)	—	—
Insurance recovery for property damage	(1,769)	(6,067)	—
Restructuring and impairment charges	6,386	2,878	1,444
Operating earnings	26,688	25,240	27,843
% of sales	4.6%	4.3%	5.0%
Total other income	254	1,097	183
Earnings before income taxes	26,942	26,337	28,026
Income tax expense	6,609	5,370	5,988
Effective tax rate	24.5%	20.4%	21.4%
Net earnings	$20,333	$20,967	$22,038
% of sales	3.5%	3.6%	4.0%
Diluted earnings per share	$0.59	$0.60	$0.63

Sales of $576.9 million in 2012 decreased by $11.6 million, or 2.0%, from 2011 attributable to lower EMS segment sales of $36.2 million, mostly offset by higher Components and Sensors segment sales of $24.6 million.

Sales of $588.5 million in 2011 increased by $35.9 million, or 6.5%, from 2010 attributable to higher EMS segment sales of $38.9 million, partially offset by lower Components and Sensors segment sales of $3.0 million.

Our 15 largest customers represented 50%, 48%, and 48% of sales in 2012, 2011, and 2010, respectively. In the Components and Sensors segment we continue our efforts to diversify our product offerings, including through acquisition. In the EMS segment we continue our efforts to broaden our business base, targeting customers in the defense and aerospace, industrial, and medical markets.

Gross margin in 2012 decreased by $8.5 million, or 7.7%, from 2011. The decrease in gross margin primarily resulted from approximately $18.4 million of expenses and lost margin related to the flood at our Thailand facility and the fire at our Scotland facility and a shift from pension income to pension expense. This was partially offset by lower commodity prices and favorable segment mix as the Components and Sensors segment percent of total sales increased to 52.8% of consolidated sales from 47.6% in 2011.

Gross margin in 2011 decreased by $10.1 million, or 8.4%, from 2010 partially due to a shift in segment mix as the EMS segment’s percentage of total company net sales increased to 52.4% from 48.8%. The reduction in gross margin also resulted from higher commodity and precious metal prices, unfavorable product mix, and program launch costs for new product introductions. Further, 2011 included $4.4 million of expenses and lost margin related to the flood at our Thailand facility and the fire at our Scotland facility.

Insurance recovery for business interruption due to the fire at our Scotland facility and the flood at our Thailand facility was $20.9 million in 2012 compared to $4.1 million in 2011. This recovery offsets unrealized margin on lost sales and flood-related expenses that negatively impacted our gross margin. The difference between the expenses and lost margin that negatively impacted gross margin and associated recoveries was due to timing of insurance recoveries which generally were recognized three to four months after the expenses or lost margin were realized.

SG&A expenses were $80.4 million, or 13.9% of sales, in 2012 versus $71.9 million, or 12.2% of sales, in 2011. SG&A expenses as a percentage of sales increased primarily due to the Valpey-Fisher acquisition and a shift from pension income to pension expense. SG&A expenses also include approximately $2.0 million of additional legal and CEO search costs and approximately $2.0 million of acquisition-related costs in 2012 compared to $0.3 million of additional costs in 2011.

SG&A expenses were $71.9 million, or 12.2% of sales, in 2011 versus $72.3 million, or 13.1% of sales, in 2010.

CTS CORPORATION    7

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

R&D expenses were $20.9 million, or 3.6% of sales, in 2012 versus $20.0 million, or 3.4% of sales, in 2011. Approximately $0.8 million of the increase was driven by the Valpey-Fisher acquisition. R&D expenses were incurred by the Components and Sensors segment and were primarily focused on expanded applications of existing products and new product development, as well as current product and process enhancements.

R&D expenses were $20.0 million, or 3.4% of sales, in 2011 versus $18.3 million, or 3.3% of sales, in 2010. The increase was primarily driven by spending to continue to develop and launch new products and growth initiatives. R&D expenses were incurred by the Components and Sensors segment and were primarily focused on expanded applications of existing products and new product development, as well as current product and process enhancements.

A $10.3 million gain was recorded in 2012 as the result of a sale-leaseback transaction of our Singapore manufacturing facility.

Insurance recovery for property damage due to the flood at our Thailand facility was $1.8 million in 2012. Insurance recovery for property damage due to the fire at our Scotland facility was $6.1 million in 2011.

Operating earnings in 2012 were $26.7 million, compared to $25.2 million in 2011. Included in operating earnings were $8.5 million and $3.1 million of restructuring and related charges for the years ended December 31, 2012 and December 31, 2011, respectively.

Operating earnings in 2011 were $25.2 million, compared to $27.8 million in 2010, primarily due to lower gross margins, which were partially offset by insurance recoveries. Also included in operating earnings were $3.1 million and $1.7 million of restructuring and related charges for the years ended December 31, 2011 and December 31, 2010, respectively.

Interest and other income in 2012 was $0.3 million versus $1.1 million in 2011. The $0.8 million reduction was primarily due to more favorable foreign exchange gains in 2011 than in 2012 as a result of the Chinese Renminbi appreciating less in 2012 than in 2011.

Interest and other income in 2011 was $1.1 million versus $0.2 million in the same period of 2010 primarily due to $0.9 million higher foreign exchange gains in 2011, primarily due to the appreciation of the Chinese Renminbi.

The effective tax rate for 2012 was 24.5% compared to 20.4% in 2011. The increase in effective tax rate in 2012 compared to 2011 was due to a delay in receiving certain U.S. tax credits and anticipated foreign tax incentives in 2012 that we had received in 2011.

The effective tax rate for 2011 was 20.4% compared to 21.4% in 2010. The decrease in effective tax rate in 2011 compared to 2010 was primarily due to recording less tax expense in jurisdictions with higher marginal tax rates.

Net earnings of $20.3 million, or $0.59 per diluted share, in 2012 compares to $21.0 million, or $0.60 per share, in 2011.

Net earnings of $21.0 million, or $0.60 per diluted share, in 2011 compares to $22.0 million, or $0.63 per share, in 2010.

Restructuring and Restructuring-Related Charges

During December 2012, we further realigned our operations to suit our business needs. These realignment actions will result in the elimination of approximately 190 positions. We incurred approximately $3.4 million of restructuring and restructuring-related costs associated with these actions. These actions are expected to be substantially complete by the end of the first quarter of 2013. Of the restructuring and restructuring-related charges incurred, $2.4 million relates to the Components and Sensors segment and $1.0 million relates to the EMS segment.

During June 2012, we initiated certain restructuring actions to reorganize certain operations to further improve our cost structure. These actions resulted in the elimination of approximately 250 positions. We incurred approximately $5.2 million of restructuring and restructuring-related costs associated with these actions. As of December 31, 2012, the restructuring actions were substantially complete. Of the restructuring and restructuring-related charges incurred, $2.1 million relates to the Components and Sensors segment and $3.1 million relates to the EMS segment.

8    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

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

During April 2011, we initiated restructuring actions to reorganize certain operations to further improve our cost structure. These actions resulted in the elimination of approximately 30 positions. These actions were substantially completed by the end of the second quarter of 2011. We incurred approximately $0.7 million of restructuring costs associated with these actions. Of the restructuring charges incurred, $0.5 million relates to our Components and Sensors segment and $0.2 million relates to our EMS segment.

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

Our financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, obligations under short-term notes payable, long-term debt and interest rate swaps. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. Our long-term debt consists of a revolving credit facility. We estimated the fair value of our long-term debt to be $153.5 million, using a market approach which uses current industry information and approximates carrying value. There is a ready market for our revolving credit agreement and it is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. Similarly, the fair values of our interest rate swaps were measured using a market approach which uses current industry information. There is a readily determinable market and these swaps are classified within level 2 of the fair value hierarchy. $271,000 of the fair value of these swaps is classified as a current liability and the remaining $1,336,000 is classified as a non-current liability on our Consolidated Balance Sheets. Refer to Note C, “Fair Value Measurements,” to our Consolidated Financial Statements for further discussion.

Acquisitions

In December 2012, we acquired D&R Technology (“D&R”), a privately-held company located in Carol Stream, Illinois and Juarez, Mexico for approximately $63.5 million in cash. D&R is a leading manufacturer of custom designed sensors, switches and electromechanical assemblies primarily serving the automotive light-vehicle market. This acquisition expands our strategic automotive sensor product platform with new customers and a broader product portfolio. The acquisition will also further diversify our Components and Sensors segment and bring new growth opportunities from sensor applications for safety systems and vehicle chassis management. Additionally, D&R brings strong sensor design and development engineering capabilities to complement our world-class engineering team.

CTS CORPORATION    9

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

The D&R acquisition was accounted for using the acquisition method of accounting whereby the total purchase price was allocated to tangible and intangible assets based on the estimated fair market values on the date of acquisition. These allocations will be finalized in 2013.

In January 2012, we acquired 100% of the common stock of Valpey-Fisher, a publicly held company located in Hopkinton, Massachusetts for approximately $14.7 million, net of cash acquired. Valpey-Fisher is a recognized technology leader in the design and manufacture of precision frequency crystal oscillators. This acquisition expands our technology, and brings strong engineering capabilities and management leadership to support strategic initiatives in the Component and Sensors’ segment.

The Valpey-Fisher acquisition was accounted for using the acquisition method of accounting whereby the total purchase price is allocated to tangible and intangible assets and liabilities based on the fair market values on the date of acquisition. We determined the purchase price allocations on the acquisition based on the fair values of the assets acquired and liabilities assumed. These allocations were finalized as of December 31, 2012.

In January 2011, we acquired certain assets and assumed certain liabilities of Fordahl SA, a privately held company located in Brugg, Switzerland. This business was acquired with $2.9 million of cash on hand. The assets acquired include machinery and equipment, inventory and certain intellectual property.

Liquidity and Capital Resources

Overview

Cash and cash equivalents were $109.6 million at December 31, 2012, compared to $76.4 million at December 31, 2011. Total debt increased to $153.5 million on December 31, 2012 from $74.4 million on December 31, 2011, primarily to finance the D&R and Valpey-Fisher acquisitions. Total debt as a percentage of total capitalization was 36.4% at the end of 2012, compared with 22.0% at the end of 2011. Total debt as a percentage of total capitalization is defined as the sum of notes payable, current portion of long-term debt and long-term debt as a percentage of total debt and shareholders’ equity.

Working capital increased $35.4 million in 2012, primarily due to an increase in cash and cash equivalents of $33.2 million and a decrease in accounts payable of $12.5 million partially offset by a decrease in inventories of $10.8 million.

Operating Activities

Net cash provided by operating activities was $41.7 million in 2012. Components of net cash provided by operating activities included net earnings of $20.3 million, depreciation and amortization expense of $19.6 million, restructuring and asset impairment charges of $6.4 million, and net changes in assets and liabilities of $1.6 million which were partially offset by a change in the prepaid pension asset of $7.4 million. The changes in assets and liabilities were primarily due to decreased inventories of $18.8 million and decreased accounts receivable of $9.5 million partially offset by decreased accounts payable and accrued liabilities of $26.5 million. Accounts receivable decreased year-over-year primarily due to timing of sales which were lower in the fourth quarter of 2012 than the fourth quarter of 2011.

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

Net cash provided by operating activities was $19.3 million in 2010. Components of net cash provided by operating activities included net earnings of $22.0 million and

10    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

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

Investing Activities

Net cash used in investing activities in 2012 was $74.1 million primarily for the D&R acquisition of $63.5 million, the Valpey-Fisher acquisition of $14.7 million, net of cash acquired, and capital expenditures of $13.5 million.

Net cash used in investing activities was $16.4 million in 2011, primarily for capital expenditures of $15.6 million, capital expenditures to replace property damaged by casualty of $4.7 million and the Fordahl SA acquisition of $2.9 million, partially offset by insurance proceeds for property damage due to casualty of $6.8 million.

Net cash used in investing activities was $12.2 million in 2010, primarily for capital expenditures of $13.3 million, partially offset by proceeds of $1.5 million received primarily from the sales of an idle facility and undeveloped land.

Financing Activities

Net cash provided by financing activities in 2012 was $65.8 million, consisting primarily of a net increase in long-term debt of $79.1 million, offset by $10.4 million in treasury stock purchases and $4.8 million in dividend payments. The additional debt was primarily used to fund the D&R and Valpey-Fisher acquisitions.

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

On January 10, 2012, we amended our November 18, 2010 agreement governing our unsecured revolving credit facility. This amendment provided for an increase in the revolving credit facility to $200 million and increased the accordion feature, whereby we can expand the facility to $300 million, subject to participating banks’ approval. Additionally, among other covenants, the amendment reduced the applicable margin by 25 basis points, increased the total consideration we might pay for non-U.S.-based acquisitions, and extended the term of the revolving credit facility through January 10, 2017.

Long-term debt was comprised of the following at December 31:

($ in thousands)	2012	2011

Revolving credit facility, weighted-average interest rate of 1.8% (2012) and 1.9% (2011), due in 2017 and 2015, respectively	$153,500	$74,400
Less current maturities	—	—

Total long-term debt	$153,500	$74,400

There was $153.5 million outstanding under the $200 million revolving credit facility at December 31, 2012 and $74.4 million outstanding under the $150 million revolving credit facility at December 31, 2011. We had $43.9 million available under the $200 million credit facility at December 31, 2012, net of standby letters of credit of $2.6 million, and $72.8 million available under the $150 million credit facility at December 31, 2011, net of standby letters of credit of $2.8 million. Interest rates on the revolving credit facility fluctuate based upon the London Interbank Offered Rate and our quarterly total leverage ratio. We pay a commitment fee on the undrawn portion of the revolving

CTS CORPORATION    11

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

credit facility. The commitment fee varies based on the quarterly leverage ratio and was 0.30 percent per annum at December 31, 2012. The revolving credit facility requires, among other things, that we comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure to comply with these covenants could reduce our borrowing availability under the revolving credit facility. We were in compliance with all debt covenants at December 31, 2012. The revolving credit facility requires us to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving facility contains restrictions limiting our ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with subsidiaries and affiliates; and make stock repurchases and dividend payments.

We use interest rate swaps to convert the line of credit’s variable rate of interest into a fixed rate. During the second quarter of 2012, we entered into four separate interest rate swap agreements to fix interest rates on $50 million of long-term debt for the periods January 2013 to January 2017. In the third quarter of 2012, we entered into four separate interest rate swap agreements to fix interest rates on $25 million of long-term debt for the periods January 2013 to January 2017. The difference to be paid or received under the terms of the swap agreement will be recognized as an adjustment to interest expense for the related line of credit when settled.

These swaps are treated as cash flow hedges and consequently, the changes in fair value were recorded in Other Comprehensive Income. An unrealized loss of approximately $1,607,000 was recorded in Other Comprehensive Income/(Loss) for the year ended December 31, 2012. Approximately $271,000 was recorded as a current liability and $1,336,000 recorded as a non-current liability in Other Long-term Obligations on the Condensed Consolidated Balance Sheets.

As a result of the use of these derivative instruments, we are exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate the counterparty credit risk, we have a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors. Our established policies and procedures for mitigating credit risk on principal transactions include reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

In August 2012, our Board of Directors authorized a program to repurchase up to one million shares of CTS common stock in the open market at a maximum price of $13 per share. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2012, we repurchased 531,695 shares at a total cost of $4.7 million or an average price of $8.87 per share under this program.

In May 2008, our Board of Directors authorized a program to repurchase up to one million shares of CTS common stock in the open market at a maximum price of $13 per share. The authorization had no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2012, we repurchased 574,153 shares at a total cost of $5.7 million or an average price of $9.85 per share under this program. During 2011, we repurchased 403,347 shares at a total cost of $3.6 million or an average price of $8.86 per share under this program. No repurchases were made in 2010.

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

12    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2012, are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
($ in millions)	Total	2013	2014-2015	2016-2017	2018-beyond

Long-term debt, including interest	$166.6	$3.1	$6.5	$157.0	$—

Operating lease payments	24.6	6.2	9.3	3.9	5.2

Obligations related to uncertain tax positions	4.1	0.2	0.1	—	3.8

Purchase obligations	—	—	—	—	—

Retirement obligations	16.2	2.9	6.0	3.4	3.9

Total	$211.5	$12.4	$21.9	$164.3	$12.9

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

We utilize a market-related approach in deriving the fair value of plan assets. We do not expect any significant change in the approach in 2013. For plan asset allocation details, please refer to Note H, “Retirement Plans,” to our consolidated financial statements. Our established asset allocation target is 60% stocks, 25% bonds, and 15% other. However, we may elect to make changes to the asset allocation based on the performance of different asset categories after conducting investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis.

During 2012, actual returns on plan assets deviated significantly from expected returns on plan assets. The deviation between expected and actual returns was primarily due to higher-than-expected market returns in our portfolio. We do not expect to make any cash contributions to the qualified U.S. defined benefit plans in the foreseeable future.

We have no off-balance sheet arrangements except for operating leases that have a material current effect or are reasonably likely to have a material future effect on our financial condition or changes in our financial condition.

2013 Outlook

We anticipate full-year 2013 sales to increase in the range of 12% to 15% over 2012 and diluted earnings per share to be in the range of $0.73 to $0.78. The 2013 diluted earnings per share estimate includes approximately $0.05 per share of CEO transition-related costs. First quarter 2013 results are expected to show normal seasonality with gradual improvement during the year.

Thailand EMS Manufacturing Facility Flood

During the fourth quarter of 2011, our Thailand EMS manufacturing facility was flooded. The flood damaged approximately $0.8 million of inventory and $0.5 million of fixed assets. We also incurred approximately $2.5 million of fixed costs at this facility. Local property insurance covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. We also have business interruption insurance under these policies that covers the lost sales impact and fixed costs. The maximum amount covered under the local insurance policy is approximately $2.4 million. We also have a secondary global insurance policy that covered costs not covered by

CTS CORPORATION    13

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

the local policy for up to approximately $25 million with a deductible of $250,000.

In 2011, the insurance carrier for the local policy indicated that we would be reimbursed for the maximum amount of $2.4 million. Consequently, we wrote off $0.5 million of inventory and $0.5 million of fixed assets to an insurance receivable and recorded a business interruption receivable of $1.4 million for fixed costs incurred. The remaining $1.1 million of fixed costs was recorded as a charge to Cost of Goods Sold in the Consolidated Statements of Earnings for the year ended December 31, 2011.

In 2012, we received cash of approximately $24.6 million from our insurance carriers. Included in this amount were approximately $21.5 million for business interruption and the remaining $3.1 million for reimbursement of costs related to property damage. Part of this cash received was to relieve the insurance receivable balance of $2.4 million recorded at December 31, 2011.

Accordingly, we recorded a recovery of approximately $20.0 million for business interruption and $1.8 million for property damage in our Consolidated Statements of Earnings for the year ended December 31, 2012. These recoveries reflect the final settlements with our insurance carriers.

Scotland EMS Manufacturing Facility Fire

During the second quarter of 2011, a fire occurred at our Scotland EMS manufacturing facility. The fire damaged approximately $1.6 million of inventory and $0.2 million of machinery and equipment at net book value. Property insurance coverage with a $0.1 million deductible had substantially covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. Business interruption insurance had substantially covered the lost sales impact and related fixed costs in 2011. Consequently, as of December 31, 2011, we wrote-off approximately $0.2 million of net book value of machinery and equipment and $1.6 million of inventory and recorded to other receivable $3.1 million of other recoverable costs and $0.5 million of recoverable building restoration costs. The total fire-related other receivable was approximately $0.1 million as of December 31, 2011 and was included in Other Current Assets in our Consolidated Balance Sheets.

As a result of the insurance coverage, in 2011, we recovered approximately $11.7 million from our insurance carriers. Out of the $11.7 million recovered, approximately $3.1 million was for business interruption and the remaining $8.6 million was for the replacement of damaged property. We recorded a recovery of approximately $2.7 million for business interruption and a recovery of $6.1 million for property damage in our Consolidated Statements of Earnings for the year ended December 31, 2011.

In 2012, we recovered approximately $1.1 million from our insurance carriers and recorded a recovery of $0.9 million in our Consolidated Statements of Earnings for the year ended December 31, 2012 for business interruption, after deducting $0.1 million for certain expenses and relieving the insurance receivable of approximately $0.1 million at December 31, 2011. These recoveries reflect the final settlements with our insurance carriers.

Recent Accounting Pronouncements

ASU 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment”

In July 2012, the FASB issued Accounting Standards Update 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”), which amends the guidance in Accounting Standards Codification Topic 350-30 “Intangibles – Goodwill and Other – General Intangibles Other than Goodwill” (“ASC 350-30”) on testing indefinite-lived intangible assets, other than goodwill, for impairment. Under ASU 2012-02, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more-likely-than-not impaired, the entity would not need to calculate the fair value of the asset. The ASU does not revise the requirement to test indefinite-lived intangible assets annually for impairment. These provisions are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, although early adoption is permitted. The provisions of ASU 2012-02 do not have a material impact on our consolidated financial statements.

14    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

ASU 2013-02, “Reporting of Amounts Out of Accumulated Other Comprehensive Income”

In February 2013, the FASB issued Accounting Standards Update 2013-02, “Reporting of Amounts Out of Accumulated Other Comprehensive Income,” which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. These provisions are effective for fiscal years beginning after December 15, 2012. The provisions of ASU 2013-02 do not have a material impact on our consolidated financial statements.

*****

CTS CORPORATION    15

R E P O R T   O F   I N D E P E N DE N T   R E G I S T E R E D

P U B L I C   A C C O U N T I N G   F I R M

Board of Directors and Shareholders

CTS Corporation

We have audited the accompanying consolidated balance sheets of CTS Corporation(a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of earnings, and comprehensive earnings (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CTS Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2013 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP
Chicago, Illinois February 25, 2013

16    CTS CORPORATION

R E P O R T   O F   I N D E P E N DE N T   R E G I S T E R E D

P U B L I C   A C C O U N T I N G   F I R M

Board of Directors and Shareholders

CTS Corporation

We have audited the internal control over financial reporting of CTS Corporation (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “The Report of Management on Internal Control over Financial Reporting” (“Management’s Report”). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. Our audit of, and opinion on, the Company’s internal control over financial reporting does not include the internal control over financial reporting of D&R Technology (D&R), a wholly-owned subsidiary, whose financial statements reflect total assets and revenues constituting 12 and zero percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012. As indicated in Management’s Report, D&R was acquired during 2012, and therefore, management’s assertion on the effectiveness of the Company’s internal control over financial reporting excluded internal control over financial reporting of D&R.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012, and our report dated February 25, 2013 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP
Chicago, Illinois February 25, 2013

CTS CORPORATION    17

C T S     C O R P O R A T I O N     A N D     S U B S I D I A R I E S

C o n s o l i d a t e d     S t a t e m e n t s     o f     E a r n i n g s

(In thousands of dollars except per share amounts)

	Year ended December 31,
	2012	2011	2010

Net sales	$576,918	$588,506	$552,641
Costs and expenses:
Cost of goods sold	475,536	478,657	432,731
Insurance recovery for business interruption — Note M	(20,893)	(4,082)	—
Selling, general and administrative expenses	80,386	71,890	72,310
Research and development expenses	20,918	19,990	18,313
Insurance recovery for property damage — Note M	(1,769)	(6,067)	—
Restructuring and impairment charge — Note O	6,386	2,878	1,444
Gain on sale-leaseback — Note N	(10,334)	—	—

Operating earnings	26,688	25,240	27,843

Other (expense)/income:
Interest expense	(2,564)	(2,119)	(1,074)
Interest income	1,725	1,257	385
Other	1,093	1,959	872

Total other income	254	1,097	183

Earnings before income taxes	26,942	26,337	28,026
Income tax expense — Note J	6,609	5,370	5,988

Net earnings	$20,333	$20,967	$22,038

Net earnings per share — Note D
Basic	$0.60	$0.61	$0.65

Diluted	$0.59	$0.60	$0.63

The accompanying notes are an integral part of the consolidated financial statements.

18    CTS CORPORATION

C T S     C O R P O R A T I O N     A N D     S U B S I D I A R I E S

C o n s o l i d a t e d     S t a t e m e n t s     o f     C o m p r e h e n s i v e     E a r n i n g s / (Loss)

(In thousands of dollars except per share amounts)

	Year ended December 31,
	2012	2011	2010

Net earnings	$20,333	$20,967	$22,038
Other comprehensive earnings/(loss):
Cumulative translation adjustment (net of tax of $376, $51 and $1,047)	1,309	(251)	(1,715)
Defined benefit pension plans (net of tax of $3,444, $17,443 and $5,136):
Prior service cost	367	372	476
Unrecognized (loss)/gain	(6,154)	(27,712)	6,969
Unrealized loss on cash flow hedges (net of tax of $627)	(980)	—	—

Comprehensive earnings/(loss)	$14,875	$(6,624)	$27,768

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION    19

C T S     C O R P O R A T I O N     A N D     S U B S I D I A R I E S

C o n s o l i d a t e d     B a l a n c e     S h e e t s

(In thousands of dollars except share amounts)

	December 31,
	2012	2011

ASSETS

Current Assets
Cash and cash equivalents	$109,571	$76,412
Accounts receivable, less allowances (2012 — $811; 2011 — $1,100)	89,602	88,345
Inventories
Finished goods	16,267	14,697
Work-in-process	15,860	20,602
Raw materials	49,625	57,241

Total inventories	81,752	92,540
Current deferred tax asset – Note J	18,789	14,668
Other current assets	9,844	11,421

Total current assets	309,558	283,386
Property, plant and equipment
Land	4,481	2,240
Buildings and improvements	81,040	87,933
Machinery and equipment	248,897	236,272

Total property, plant and equipment	334,418	326,445
Accumulated depreciation	(240,693)	(241,585)

Net property, plant and equipment	93,725	84,860
Other assets
Prepaid pension asset — Note H	—	4,359
Goodwill — Note E	36,350	500
Other intangible assets, net — Note E	46,901	29,886
Deferred income taxes — Note J	73,158	76,200
Other assets	1,484	1,624

Total other assets	157,893	112,569

Total Assets	$561,176	$480,815

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$67,970	$80,468
Accrued salaries, wages and vacation	14,080	15,953
Income taxes payable	2,493	2,975
Other accrued liabilities	30,483	24,841

Total current liabilities	115,026	124,237
Long-term debt — Note G	153,500	74,400
Long-term portion – interest rate swap	1,336	—
Other long-term obligations — Notes H and J	23,556	18,881
Contingencies — Note M	—	—
Shareholders’ Equity
Preferred stock — authorized 25,000,000 shares without par value; none issued	—	—
Common stock — authorized 75,000,000 shares without par value; 55,263,082 issued at December 31, 2012 and 54,790,110 issued at December 31, 2011	291,512	287,661
Additional contributed capital	40,008	39,161
Retained earnings	367,800	352,205
Accumulated other comprehensive loss	(120,604)	(115,146)

	578,716	563,881
Cost of common stock held in treasury (2012 — 21,829,954 and 2011—20,724,106 shares — Note K)	(310,958)	(300,584)

Total shareholders’ equity	267,758	263,297

Total Liabilities and Shareholders’ Equity	$561,176	$480,815

The accompanying notes are an integral part of the consolidated financial statements.

20    CTS CORPORATION

C T S    C O R P O R A T I O N    A N D    S U B S I D I A R I E S

C o n s o l i d a t e d    S t a t e m e n t s    o f    C a s h    F l o w s

(In thousands of dollars)

	Year ended December 31,
	2012	2011	2010

Cash flows from operating activities:
Net earnings	$20,333	$20,967	$22,038
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	19,615	17,548	17,565
Prepaid pension asset — Note H	(7,432)	(9,363)	(8,935)
Amortization of retirement benefit adjustments — Note H	6,918	5,045	4,795
Equity-based compensation — Note I	4,099	3,746	4,035
Deferred income taxes — Note J	(201)	1,166	2,577
Restructuring charge — Note O	6,386	2,878	1,444
Gain on sale-leaseback transaction — Note N	(10,334)	—	—
Insurance recovery for business interruption and property damage — casualties	(22,662)	(10,149)	—
Insurance proceeds for business interruption and property damage other than property, plant and equipment — casualty	23,353	4,934	—
Changes in assets and liabilities, net of effects from acquisitions
Accounts receivable	9,500	8,345	(23,665)
Inventories	18,832	(16,131)	(21,878)
Accounts payable	(17,519)	3,171	22,186
Accrued liabilities	(8,958)	(6,607)	2,474
Income taxes payable	(7)	(876)	641
Other	(269)	(2,483)	(3,953)

Total adjustments	21,321	1,224	(2,714)

Net cash provided by operations	41,654	22,191	19,324

Cash flows from investing activities:
Proceeds from sale of assets	499	33	1,537
Capital expenditures	(13,464)	(15,574)	(13,271)
Capital expenditures to replace property, plant and equipment damaged in casualties	(2,859)	(4,733)	—
Insurance proceeds for property, plant and equipment damaged in casualties	2,250	6,767	—
Payment for acquisitions, net of cash acquired — Note B	(78,189)	(2,889)	—
Earnout payments related to 2008 acquisition	—	—	(500)
Proceeds from sale-leaseback transaction	17,678	—	—

Net cash used in investing activities	(74,085)	(16,396)	(12,234)

Cash flows from financing activities:
Borrowings of long-term debt	5,540,700	1,967,000	3,493,419
Payments of long-term debt	(5,461,600)	(1,962,600)	(3,473,819)
Borrowings of short-term notes payable	2,271	3,103	3,515
Payments of short-term notes payable	(2,271)	(3,103)	(3,515)
Purchase of treasury stock	(10,374)	(3,575)	—
Dividends paid	(4,759)	(4,119)	(4,089)
Exercise of stock options	1,679	472	131
Other	160	206	(89)

Net cash provided by /(used in) financing activities	65,806	(2,616)	15,553

Effect of exchange rate changes on cash	(216)	(82)	(495)

Net increase in cash and cash equivalents	33,159	3,097	22,148
Cash and cash equivalents at beginning of year	76,412	73,315	51,167

Cash and cash equivalents at end of year	$109,571	$76,412	$73,315

Supplemental cash flow information
Cash paid during the year for:
Interest	$2,258	$1,763	$926
Income taxes — net	$6,786	$4,730	$3,770

Supplemental schedule of non-cash investing and financing activities:

Refer to Note B, “Acquisitions,” for further discussion on non-cash investing and financing activities.

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION    21

C T S  C O R P O R A T I O N  A N D  S U B S I D I A R I E S

C o n s o l i d a t e d  S t a t e m e n t s  o f  S h a r e h o l d e r s’  E q u i t y

(In thousands of dollars except share and per share amounts)

	Common Stock	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Earnings/ (Loss)	Treasury Stock	Total

Balances at January 1, 2010	$282,491	$37,675	$317,582	$(93,285)	$(297,009)	$247,454
Net earnings			22,038			22,038
Cumulative translation adjustment, net of tax of $1,047				(1,715)		(1,715)
Other comprehensive income, net of tax of $5,136
Prior service costs				476		476
Unrecognized gain				6,969		6,969
Cash dividends of $0.12 per share			(4,096)			(4,096)
Issued 17,500 shares on vesting of stock option — net	131					131
Issued 286,129 shares on vesting of restricted stock units	2,893	(3,885)				(992)
Tax cost on vesting of restricted stock units		(50)				(50)
Stock compensation		4,035				4,035

Balances at December 31, 2010	$285,515	$37,775	$335,524	$(87,555)	$(297,009)	$274,250
Net earnings			20,967			20,967
Cumulative translation adjustment, net of tax of $51				(251)		(251)
Other comprehensive income, net of tax of $17,443
Prior service costs				372		372
Unrecognized loss				(27,712)		(27,712)
Cash dividends of $0.125 per share			(4,286)			(4,286)
Acquired 403,347 shares for treasury stock					(3,575)	(3,575)
Issued 59,263 shares on exercise of stock options — net	472					472
Issued 213,287 shares on vesting of restricted stock units	1,674	(2,566)				(892)
Tax benefit on vesting of restricted stock units		206				206
Stock compensation		3,746				3,746

Balances at December 31, 2011	$287,661	$39,161	$352,205	$(115,146)	$(300,584)	$263,297
Net earnings			20,333			20,333
Cumulative translation adjustment, net of tax of $376				1,309		1,309
Unrealized loss on cash flow hedges, net of tax of $627				(980)		(980)
Other comprehensive income, net of tax of $3,444
Prior service costs				367		367
Unrecognized loss				(6,154)		(6,154)
Cash dividends of $0.14 per share			(4,738)			(4,738)
Acquired 1,105,848 shares for treasury stock					(10,374)	(10,374)
Issued 197,480 shares on exercise of stock options — net	1,679	(6)				1,673
Issued 275,492 shares on vesting of restricted stock units	2,172	(3,430)				(1,258)
Tax benefit on vesting of restricted stock units		184				184
Stock compensation		4,099				4,099

Balances at December 31, 2012	$291,512	$40,008	$367,800	$(120,604)	$(310,958)	$267,758

The accompanying notes are an integral part of the consolidated financial statements.

22    CTS CORPORATION

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

Foreign Currencies: The financial statements of CTS’ non-U.S. subsidiaries, except the United Kingdom (“U.K.”) subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. CTS’ Consolidated Statements of Earnings include approximately $0.8 million of foreign currency gain for the year ended December 31, 2012, $1.6 million of foreign currency gain for the year ended December 31, 2011 and $0.7 million of foreign currency gain for the year ended December 31, 2010.

The assets and liabilities of CTS’ U.K. subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the “accumulated other comprehensive earnings/(loss)” component of shareholders’ equity. Consolidated Statement of Earnings accounts are translated at the average rates during the period.

Comprehensive Earnings/(Loss): The components of comprehensive earnings/(loss) for CTS include foreign currency translation adjustments, unrecognized pension gains/(losses) and prior service costs, unrealized loss on cash flow hedges and net earnings, and are reported in the “Consolidated Statements of Accumulated Other Comprehensive Earnings/(Loss).”

The table below shows the components of accumulated other comprehensive earnings/(loss) at December 31:

($ in thousands)	2012	2011

Accumulated translation, net of tax	$1,219	$(90)
Unrealized loss on cash flow hedges, net of tax	(980)	—
Unrecognized amounts relating to benefit plans, net of tax:
Net loss	(120,164)	(114,010)
Prior service costs	(679)	(1,046)

Accumulated other comprehensive loss	$(120,604)	$(115,146)

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

CTS CORPORATION    23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Concentration of Credit Risk: Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, computer, medical, industrial, and defense and aerospace markets, primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. The allowance for doubtful accounts is based on management’s estimates of the collectability of its accounts receivable after analyzing historical bad debts, customer concentrations, customer credit worthiness, and current economic trends. Uncollectible trade receivables are charged against the allowance for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted. Sales to any customer did not exceed 10% of total net sales for the years ended December 31, 2012, December 31, 2011 and December 31, 2010. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Research and Development: Research and development (“R&D”) costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes. Research and development costs also include the implementation of the new knowledge through design, testing of product alternatives or construction of prototypes. CTS expenses all research and development costs as incurred, net of customer reimbursements for sales of prototype and non-recurring engineering charges.

CTS creates prototypes and tools related to R&D projects. A prototype is defined as a non-production intent constructed product. CTS also incurs engineering costs related to R&D activities. Such costs are incurred to support such activities to improve the reliability, performance and cost-effectiveness of our existing products and to design and develop innovative products that meet customer requirements for new applications. Furthermore, CTS may engage in activities that develop tooling machinery and equipment for its customers.

CTS may, from time to time, partially recover costs related to these activities from the customer. Any reimbursements received from customers are netted against such costs. The total amount received for the years ended December 31, 2012, 2011 and 2010 are $3.2 million, $2.5 million and $2.2 million, respectively.

Earnings Per Share: Basic earnings per share excludes any dilution and is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in CTS’ earnings. Diluted earnings per share is calculated by adding all potentially dilutive shares to the weighted average number of common shares outstanding for the numerator. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings per share. Refer also to Note D, “Earnings Per Share.”

Equity-Based Compensation: CTS recognizes expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings. CTS had stock options and restricted stock units outstanding at December 31, 2012. Refer to Note I, “Equity-Based Compensation,” for further discussion.

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

24    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The grant date fair values of our service-based and our performance-based restricted stock units (“RSUs”) are the closing prices of our stock on the date of grant. The grant date fair value of our market-based RSU is determined by using a simulation or Monte Carlo approach. Under this approach, stock returns from comparative group companies are simulated over the performance period, considering both stock returns volatility and the correlation of returns. The simulated results are then used to estimate the future payout based on the performance/payout relationship established by the conditions of the award. The future payout is discounted to the measurement date using the risk-free interest rate.

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

Income Taxes: Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, CTS considers tax regulations of the jurisdictions in which the Company operates, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on a “more-likely-than-not” criteria.

The Company recognizes the benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the “more-likely-than-not” threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Refer to Note J, “Income Taxes.”

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Depreciation on leasehold improvements is computed over the shorter of the useful lives of the improvements or the lease term. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gains or losses are included in operating earnings. Depreciation expense was $16.6 million, $14.9 million and $15.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Goodwill and Other Intangible Assets: CTS does not amortize goodwill, but tests it for impairment annually and when an impairment triggering event occurs using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by senior management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. No impairment was recorded for the years ended December 31, 2012, 2011 and 2010.

CTS does not amortize indefinite-lived intangibles, but tests it for impairment annually and when an impairment triggering event occurs using a fair value approach at the reporting unit level. For the year ended December 31, 2012, CTS wrote-off $30,000 of in-process research and development costs to the Consolidated Statements of Earnings as the in-process research and development costs related to that project was eliminated.

Generally, CTS amortizes the cost of other finite-lived intangibles over a straight-line basis using their estimated useful lives except for the cost of customer list intangibles acquired in the Tusonix, Inc. (“Tusonix”), Orion Manufacturing Inc. (“Orion”), Fordahl S.A. (“Fordahl”), Valpey-Fisher Corporation (“Valpey-Fisher”) and D&R Technologies (“D&R”) acquisitions, which are amortized using a double-declining balance method over their estimated useful lives. CTS assesses useful lives based on the period over which the asset is expected to contribute to CTS’ cash flows. CTS reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Refer to Note E, “Intangible Assets,” and Note C, “Fair Value Measurements,” for further discussion.

Financial Instruments: CTS’ financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable, long-term debt, and interest rate swaps. CTS’ long-term debt consists of a revolving credit facility. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. CTS estimated the fair value of its long-term debt to be $153.5 million, which approximates its carrying value. There is a ready market for CTS’ revolving credit debt and is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. The fair value of CTS’ interest rate swaps were measured using a market approach which uses current industry information. There is a readily determinable market and these swaps are classified within level 2 of the fair value hierarchy. Refer to Note C, “Fair Value Measurements,” for further discussion.

Amortization of Debt Issue Costs: CTS had debt issue costs related to the Company’s long-term debt that are being amortized using the straight-line method over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.3 million in 2012, $0.2 million in 2011, and $0.1 million in 2010 and is included in interest expense in the accompanying Consolidated Statements of Earnings.

Treasury Stock: CTS uses the cost method to account for its common stock repurchases. CTS purchased 1,105,848 and 403,347 shares of its common stock for approximately $10.4 and $3.6 million during the years ended December 31, 2012 and 2011, respectively. Refer to Note K, “Treasury Stock,” for further discussion.

Reclassifications: Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2012.

Recent Accounting Pronouncements

ASU 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment”

In July 2012, the FASB issued Accounting Standards Update 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”), which amends the guidance in Accounting Standards Codification Topic 350-30 “Intangibles – Goodwill and Other – General Intangibles Other than Goodwill” (“ASC 350-30”) on testing indefinite-lived intangible assets, other than goodwill, for impairment. Under ASU 2012-02, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity

26    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more-likely-than-not impaired, the entity would not need to calculate the fair value of the asset. The ASU does not revise the requirement to test indefinite-lived intangible assets annually for impairment. These provisions are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, although early adoption is permitted. The provisions of ASU 2012-02 do not have a material impact on CTS’ consolidated financial statements.

ASU 2013-02, “Reporting of Amounts Out of Accumulated Other Comprehensive Income”

In February 2013, the FASB issued Accounting Standards Update 2013-02, “Reporting of Amounts Out of Accumulated Other Comprehensive Income,” which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. These provisions are effective for fiscal years beginning after December 15, 2012. The provisions of ASU 2013-02 do not have a material impact on CTS consolidated financial statements.

NOTE B — Acquisitions

In December 2012, CTS acquired D&R Technology (“D&R”), a privately-held company located in Carol Stream, Illinois and Juarez, Mexico for $63.5 million. D&R is a leading manufacturer of custom designed sensors, switches and electromechanical assemblies primarily serving the automotive light-vehicle market. This acquisition expands CTS’ strategic automotive sensor product platform with new customers and a broader product portfolio. The acquisition will also further diversify CTS’ Components and Sensors segment and bring new growth opportunities from sensor applications for safety systems and vehicle chassis management. Additionally, D&R brings strong sensor design and development engineering capabilities to complement CTS’ world-class engineering team.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition:

Estimated Fair Values
($ in thousands)	At December 21, 2012

Current assets	$14,099
Property, plant and equipment	8,635
Goodwill	28,185
Amortizable intangible assets	16,873
In-process research and development	500
Other assets	678

Fair value of assets acquired	68,970
Less fair value of liabilities acquired	(5,470)

Net cash paid	$63,500

Included in current assets is the fair value of accounts receivable of $7,953,000. Goodwill recorded in connection with the above acquisition is primarily attributable to the synergies expected to arise after the Company’s acquisition of the business and the assembled workforce of the acquired business. The goodwill is deductible for tax purposes over a 15-year period.

The following table summarizes the net sales and earnings before income taxes of D&R that is included in CTS’ Condensed Consolidated Statements of Earnings since the acquisition date, December 21, 2012, which is included in the consolidated statement of earnings for the twelve months ended December 31, 2012:

($ in thousands)	December 31, 2012

Net Sales	$280
Loss before income taxes	$(1,168)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following table summarizes the combined net sales and earnings before income taxes of CTS and D&R on a pro forma basis as if the acquisition date had occurred on January 1, 2011:

($ in thousands)	December 31, 2012 (Unaudited Proforma)	December 31, 2011 (Unaudited Proforma)

Net Sales	$626,784	$636,602
Earnings before income taxes	$29,506	$26,586

The D&R acquisition will be accounted for using the acquisition method of accounting whereby the total purchase price is allocated to tangible and intangible assets and liabilities based on the fair market values on the date of acquisition. CTS determines the purchase price allocations on the acquisition based on estimates of the fair values of the assets acquired and liabilities assumed. The allocations for goodwill and other intangible assets is based on historical experience and third party evaluation. The allocations pertaining to goodwill and other intangible assets will be finalized in 2013.

In January 2012, CTS acquired 100% of the common stock of Valpey-Fisher, a publicly held company located in Hopkinton, Massachusetts for approximately $18.3 million. Valpey-Fisher is a recognized technology leader in the design and manufacture of precision frequency crystal oscillators. This acquisition expands CTS’ technology, and brings strong engineering capabilities and management leadership to support the Company’s strategic initiatives in CTS’ Component and Sensors’ segment.

The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition:

Fair Values
($ in thousands)	At January 23, 2012

Current assets	$9,530
Property, plant and equipment	6,231
Goodwill	7,665
Amortizable intangible assets	2,420
In-process research and development	400
Other assets	231

Fair value of assets acquired, including $3,578 cash acquired	26,477
Less fair value of liabilities acquired	(8,210)

Net assets acquired	18,267
Cash acquired	(3,578)

Net cash paid	$14,689

Included in current assets is the fair value of accounts receivable of $2,479,000. Goodwill recorded in connection with the above acquisition is primarily attributable to the synergies expected to arise after the Company’s acquisition of the business and the assembled workforce of the acquired business. None of the goodwill is deductible for tax purposes.

The following table summarizes the net sales and earnings before income taxes of Valpey-Fisher that is included in CTS’ Condensed Consolidated Statements of Earnings since the acquisition date, January 23, 2012, which is included in the consolidated statement of earnings for the twelve months ended December 31, 2012:

($ in thousands)	December 31, 2012

Net Sales	$15,191
Earnings before income taxes	$1,123

28    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following table summarizes the combined net sales and earnings before income taxes of CTS and Valpey-Fisher on a pro forma basis as if the acquisition date had occurred on January 1, 2011:

($ in thousands)	December 31, 2012 (Unaudited Proforma)	December 31, 2011 (Unaudited Proforma)

Net Sales	$578,034	$603,918
Earnings before income taxes	$27,603	$25,548

The Valpey-Fisher acquisition was accounted for using the acquisition method of accounting whereby the total purchase price is allocated to tangible and intangible assets and liabilities based on the fair market values on the date of acquisition. CTS determines the purchase price allocations on the acquisition based on the fair values of the assets acquired and liabilities assumed. These allocations were finalized as of December 31, 2012.

In January 2011, CTS acquired certain assets and assumed certain liabilities of Fordahl, a privately held company located in Brugg, Switzerland. This business was acquired for approximately $2.9 million, net of cash acquired. The assets acquired include inventory, accounts receivable, leasehold improvements, machinery and equipment, and certain intangible assets.

The Fordahl product line includes high-performance temperature compensated crystal oscillators and voltage controlled crystal oscillators. This product line expanded CTS’ frequency product portfolio from clock and crystals to highly-engineered precision ovenized oscillators. This acquisition added new customers and opened up new market opportunities for CTS.

The Fordahl acquisition was accounted for using the acquisition method of accounting whereby the total purchase price was allocated to tangible and intangible assets based on the fair market values on the date of acquisition. CTS determined the purchase price allocations on the acquisition based on estimates of the fair values of the assets acquired and liabilities assumed. CTS finalized the purchase price allocation at December 31, 2011.

NOTE C — Fair Value Measurements

Generally accepted accounting principles stipulate that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below the carrying amount. As a first step, CTS evaluated certain qualitative factors such as general market, macro-economic conditions, entity-specific events and overall past and projected financial performance of its business operations that could affect CTS’ recorded goodwill.

If it is determined in the first step that it is more-likely-than-not that goodwill may be impaired, then a two-step method is applied. A two-step method is used to measure the amount of an impairment loss. The first step requires the Company to determine the fair value of the reporting unit and compare that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including a discounted cash flow analysis-income approach and a market approach which uses current industry information. The second step requires the Company to determine the implied fair value of goodwill and measure the impairment loss as the difference between the book value of the goodwill and the implied fair value of the goodwill. The implied fair value of goodwill must be determined in the same manner as if CTS had acquired those reporting units.

After performing the first step, CTS concluded that it was not necessary to perform the two-step impairment test described in the earlier paragraph because it was not more-likely-than-not that the fair value of CTS’ goodwill is less than its carrying value.

The table below summarizes the non-financial assets that were recorded as of December 31, 2012 and the losses recorded during the period ended December 31, 2012 on those assets:

($ in thousands) Description	Carrying Value at December 31, 2012	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2012
Goodwill	$36,350	$—	$—	$36,350	$—
Intangible assets, other than goodwill	$46,901	$—	$—	$46,901	—
Long-lived assets	$93,725	$—	$—	$93,725	(2,538)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

CTS recorded an impairment charge of approximately $2,538,000 in 2012 under “Restructuring and Impairment Charge” on the Company’s Consolidated Statement of Earnings. The impairment charge was primarily based on fair value information obtained from outside appraisers and management’s estimate of net realizable value on assets no longer utilized.

The following table reconciles the beginning and ending balances of CTS’ goodwill for the periods ended December 31, 2012 and December 31, 2011:

($ in thousands)	Components and Sensors	EMS	Total

Balance at January 1, 2011	$—	$500	$500
2011 activity	—	—	—

Balance at December 31, 2011	—	500	500
Goodwill recorded in Valpey-Fisher acquisition — Note B, “Acquisitions”	7,665	—	7,665
Goodwill recorded in D&R acquisition — Note B, “Acquisitions”	28,185	—	28,185

Balance at December 31, 2012	$35,850	$500	$36,350

See Note E, “Intangible Assets,” for further discussion.

The following table reconciles the beginning and ending balances of CTS’ intangible assets, other than goodwill for the periods ended December 31, 2012 and December 31, 2011:

($ in thousands)	Total

Balance at January 1, 2011	$31,432
2011 addition — Note B	1,060
2011 amortization expense	(2,606)

Balance at December 31, 2011	29,886
2012 addition – Valpey-Fisher acquisition (Note B)	2,820
2012 addition – D&R acquisition (Note B)	17,373
Backlog-related expense	(150)
2012 amortization expense	(3,028)

Balance at December 31, 2012	$46,901

See Note E, “Intangible Assets,” for further discussion.

The following table reconciles the beginning and ending balances of CTS’ long-lived assets for the periods ended December 31, 2012 and December 31, 2011:

($ in thousands)	Total

Balance at January 1, 2011	$78,213
Capital expenditures	15,574
Capital expenditures to replace property, plant & equipment damaged in Scotland fire	4,733
Fixed assets acquired in Fordahl acquisition — Note B	2,141
Depreciation expense	(14,942)
Fixed assets written off due to Thailand flood	(427)
Disposals and write-offs	(223)
Foreign exchange impact and other	(209)

Balance at December 31, 2011	$84,860
Capital expenditures	13,464
Capital expenditures to replace property, plant & equipment damaged in Thailand flood	2,859
Fixed assets acquired in Valpey-Fisher acquisition — Note B	6,231
Fixed assets acquired in D&R acquisition — Note B	8,635
Depreciation expense	(16,587)
Impairment charges	(2,538)
Disposals	(2,797)
Transfers to asset held for sale	(350)
Foreign exchange impact and other	(52)

Balance at December 31, 2012	$93,725

The table below summarizes the financial liability that was measured at carrying value, which approximates fair value on a recurring basis as of December 31 2012:

($ in thousands) Description	Carrying Value at December 31, 2012	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2012
Interest rate swap	$1,607	$—	$1,607	$—	$—

The fair value of CTS’ interest rate swaps were measured using a market approach which uses current industry information. There is a readily determinable market and these swaps are classified within level 2 of the fair value hierarchy. $271,000 of the fair value of these swaps is classified as a current liability and the remaining $1,336,000 is classified as a non-current liability on CTS’ Consolidated Balance Sheets.

30    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

CTS’ long-term debt consists of a revolving debt facility. There is a readily determinable market for CTS’ revolving credit debt and it is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. The fair value of long-term debt was measured using a market approach which uses current industry information and approximates carrying value.

NOTE D — Earnings Per Share

The table below provides a reconciliation of the numerator and denominator of the basic and diluted earnings per share (“EPS”) computations. Basic earnings per share is calculated using the weighted average number of common shares outstanding as the denominator and net earnings as the numerator. Diluted earnings per share is calculated by adding all potentially dilutive shares to the weighted average number of common shares outstanding for the numerator. All anti-dilutive shares are excluded from the computation of diluted earnings per share.

The calculations below provide net earnings, average common shares outstanding, and the resultant earnings per share for both basic and diluted EPS for the years ended December 31, 2012, 2011, and 2010.

($ in thousands, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)	Per Share Amount

2012
Basic EPS	$20,333	33,922	$0.60
Effect of dilutive securities:
Equity-based compensation plans	—	601

Diluted EPS	$20,333	34,523	$0.59

2011
Basic EPS	$20,967	34,321	$0.61
Effect of dilutive securities:
Equity-based compensation plans	—	685

Diluted EPS	$20,967	35,006	$0.60

2010
Basic EPS	$22,038	34,090	$0.65
Effect of dilutive securities:
Equity-based compensation plans	—	759

Diluted EPS	$22,038	34,849	$0.63

The following table shows the securities that could potentially dilute EPS in the future, but have been excluded from the 2012, 2011, and 2010 diluted earnings per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

	Year ended December 31,
(Number of shares in thousands)	2012	2011	2010

Stock options	346	539	587

NOTE E — Intangible Assets

CTS has the following intangible assets as of December 31:

	2012		2011

($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Amortized intangible assets:
Customer lists/relationships	$70,002	$(25,084)	$51,424	$(22,390)
Patents	10,319	(10,319)	10,319	(10,319)
Other intangibles	1,835	(672)	1,220	(368)

Total	82,156	(36,075)	62,963	(33,077)
In-process research & development	820	—	—	—
Goodwill	36,350	—	500	—

Total net intangible assets	$119,326	$(36,075)	$63,463	$(33,077)

Of the net intangible assets excluding goodwill and in-process research and development at December 31, 2012, $41.1 million relates to the Components and Sensors segment and $5.0 million relates to the EMS segment. The in-process research and development intangible at December 31, 2012 relates to the Components and Sensors Segment. Of the goodwill at December 31, 2012, $35.9 million relates to Components and Sensors segment and $0.5 million relates to the EMS segment. The goodwill at December 31, 2011 relates to the EMS segment.

CTS recorded amortization expense of $3.0 million, $2.6 million, and $2.5 million for the years ended December 31, 2012, 2011, and 2010, respectively. The weighted average remaining amortization period for the amortizable intangible assets is 11.9 years. The weighted average remaining amortization period for customer lists/

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

relationships is 12.2 years and for the other intangibles is 3.2 years. CTS estimates remaining amortization expense of $5.6 million in 2013, $4.9 million in 2014, $4.5 million in 2015, $4.1 million in 2016, $4.0 million in 2017 and $23.0 million thereafter.

NOTE F — Notes Payable

CTS had line of credit arrangements of $14.4 million and $13.7 million at December 31, 2012 and 2011, respectively. No amount was outstanding at December 31, 2012 and 2011. These arrangements are generally subject to annual renewal and renegotiation, have no financial covenants, and may be withdrawn at the banks’ option. The majority of the line of credit arrangements at December 31, 2012 are unsecured. However, one line of credit for $0.7 million is secured by the land and building in Thailand. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 4.25% in 2012 and 2.28% in 2011.

NOTE G — Debt

On January 10, 2012, CTS amended its November 18, 2010 unsecured revolving credit facility. This amendment provided for an increase in the revolving credit facility to $200 million and increased the accordion feature, whereby CTS can expand the facility to $300 million, subject to participating banks’ approval. Additionally, among other covenants, the amendment reduced the applicable margin by 25 basis points, increased the total consideration the Company may pay for non-U.S.-based acquisitions, and extended the term of the credit facility through January 10, 2017.

Long-term debt was comprised of the following at December 31:

($ in thousands)	2012	2011

Revolving credit facility, weighted-average interest rate of 1.8% (2012) and 1.9% (2011), due in 2017 and 2015, respectively	$153,500	$74,400
Less current maturities	—	—

Total long-term debt	$153,500	$74,400

There was $153.5 million outstanding under the $200 million revolving credit facility at December 31, 2012 and $74.4 million outstanding under the $150 million revolving credit facility at December 31, 2011. The Company had $43.9 million available under the $200 million credit facility at December 31, 2012, net of standby letters of credit of $2.6 million, and $72.8 million available under the $150 million credit facility at December 31, 2011, net of standby letters of credit of $2.8 million. Interest rates on the revolving credit facility fluctuate based upon the London Interbank Offered Rate and the Company’s quarterly total leverage ratio. CTS pays a commitment fee on the undrawn portion of the revolving credit facility. The commitment fee varies based on the quarterly leverage ratio and was 0.30 percent per annum at December 31, 2012. The revolving credit facility requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit facility. CTS was in compliance with all debt covenants at December 31, 2012. The revolving credit facility requires CTS to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving credit facility contains restrictions limiting CTS’ ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS’ subsidiaries and affiliates; and make stock repurchases and dividend payments.

CTS uses interest rate swaps to convert the line of credit’s variable rate of interest into a fixed rate. During the second quarter of 2012, CTS entered into four separate interest rate swap agreements to fix interest rates on $50 million of long-term debt for the periods January 2013 to January 2017. In the third quarter of 2012, CTS entered into four separate interest rate swap agreements to fix interest rates on $25 million of long-term debt for the periods January 2013 to January 2017. The difference to be paid or received under the terms of the swap agreement will be recognized as an adjustment to interest expense for the related line of credit when settled.

32    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

These swaps are treated as cash flow hedges and consequently, the changes in fair value were recorded in Other Comprehensive Income. An unrealized loss of approximately $1,607,000 was recorded in Other Comprehensive Income/(Loss) for the year ended December 31, 2012. Approximately $271,000 was recorded as a current liability and $1,336,000 recorded as a non-current liability in Other Long-term Obligations on the Consolidated Balance Sheets. The balance recorded as a current liability is expected to be reclassified into earnings in 2013 based on the prevailing interest rate at December 31, 2012.

As a result of the use of these derivative instruments, the Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate the counterparty credit risk, the Company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors. CTS’ established policies and procedures for mitigating credit risk on principal transactions include reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

NOTE H — Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans (“Pension Plans”) covering approximately 11% of its active employees. Pension Plans covering salaried employees provide pension benefits that are based on the employees’ years of service and compensation prior to retirement. Pension Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

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

The measurement date for the Pension Plans for the Company’s domestic and foreign locations was December 31, 2012 and 2011. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans domestic and foreign locations plan at that measurement date.

	Domestic Pension Plans		Foreign Pension Plans
($ in thousands)	2012	2011	2012	2011

Accumulated benefit obligation	$269,657	$244,776	$15,207	$13,308

Change in projected benefit obligation:
Projected benefit obligation at January 1	$253,574	$230,366	$14,335	$14,414
Service cost	2,735	2,749	125	141
Interest cost	11,935	12,246	571	598
Benefits paid	(17,106)	(12,684)	(661)	(989)
Actuarial loss	23,359	20,897	1,190	369
Foreign exchange impact and other	—	—	660	(198)

Projected benefit obligation at December 31	$274,497	$253,574	$16,220	$14,335

Change in plan assets:
Assets at fair value at January 1	$248,630	$266,520	$11,476	$11,004
Actual return on assets	30,067	(5,339)	456	94
Company contributions	4,031	133	1,563	1,509
Benefits paid	(17,106)	(12,684)	(661)	(989)
Foreign exchange impact and other	—	—	535	(142)

Assets at fair value at December 31	$265,622	$248,630	$13,369	$11,476

Funded status (plan assets less projected benefit obligations)	$(8,875)	$(4,944)	$(2,851)	$(2,859)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The measurement date for the other post retirement plan was December 31, 2012 and 2011. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the other post retirement plan at that measurement date.

	Other Postretirement Benefit Plan
($ in thousands)	2012	2011

Accumulated benefit obligation	$5,665	$5,365

Change in projected benefit obligation:
Projected benefit obligation at January 1	$5,366	$5,395
Service cost	9	15
Interest cost	255	287
Actuarial loss/(gain)	226	(141)
Benefits paid	(190)	(190)

Projected benefit obligation at December 31	$5,666	$5,366

Change in plan assets:
Assets at fair value at January 1	$—	$—
Actual return on assets	—	—
Company contributions	190	190
Benefits paid	(190)	(190)
Other	—	—

Assets at fair value at December 31	$—	$—

Funded status (plan assets less projected benefit obligations)	$(5,666)	$(5,366)

The components of the prepaid (accrued) cost of the domestic and foreign pension plans, net are classified in the following lines in the Consolidated Balance Sheets at December 31:

	Domestic Pension Plans		Foreign Pension Plans
($ in thousands)	2012	2011	2012	2011

Prepaid pension asset	$—	$4,359	$—	$—
Other accrued liabilities	(967)	(3,761)	—	—
Other long-term obligations	(7,908)	(5,542)	(2,851)	(2,859)

	$(8,875)	$(4,944)	$(2,851)	$(2,859)

The components of the prepaid (accrued) cost of the other postretirement benefit plan, net are classified in the following lines in the Consolidated Balance Sheets at December 31:

	Other Postretirement Benefit Plan
($ in thousands)	2012	2011

Other accrued liabilities	$(361)	$(355)
Other long-term obligations	(5,305)	(5,011)

	$(5,666)	$(5,366)

CTS has also recorded the following amounts to Accumulated Other Comprehensive Loss for the domestic and foreign pension plans at December 31, 2012:

	Domestic Pension Plans			Foreign Pension Plans
($ in thousands)	Unrecognized Loss	Prior Service Cost	Total	Unrecognized Loss	Prior Service Cost	Total

Balance at January 1, 2012	$110,801	$1,046	$111,847	$3,632	$—	$3,632
Amortization of retirement benefits, net of tax	(3,684)	(367)	(4,051)	(236)	—	(236)
Reclassification adjustments, net of tax	8,816	—	8,816	922	—	922
Foreign exchange impact	—	—	—	174	—	174

Balance at December 31, 2012	$115,933	$679	$116,612	$4,492	$—	$4,492

CTS has also recorded the following amounts to Accumulated Other Comprehensive loss for other postretirement benefit plan at December 31, 2012:

	Other Postretirement Benefit Plan
($ in thousands)	Unrecognized (Gain)	Prior Service Cost	Total

Balance at January 1, 2012	$(423)	$—	$(423)
Amortization of retirement benefits, net of tax	24	—	24
Reclassification adjustments, net of tax	138	—	138

Balance at December 31, 2012	$(261)	$—	$(261)

CTS expects to recognize, on a pre-tax basis, approximately $8.1 million of losses and $0.6 million of prior service costs in 2013 related to its Pension Plans. CTS does not expect to recognize any significant amounts of the Other Postretirement Benefit Plan unrecognized amounts in 2013.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31 is shown below:

($ in thousands)	2012	2011

Projected benefit obligation	$22,471	$23,638
Accumulated benefit obligation	21,022	19,018
Fair value of plan assets	13,369	11,476

34    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Net pension expense/(income) for the years ended in December 31 include the following components:

	Domestic Pension Plans			Foreign Pension Plans
($ in thousands)	2012	2011	2010	2012	2011	2010

Service cost	$2,735	$2,749	$2,824	$125	$141	$159
Interest cost	11,935	12,246	12,654	571	598	623
Expected return on plan assets(1)	(21,506)	(23,665)	(23,777)	(445)	(573)	(560)
Amortization of unrecognized:
Prior service cost	605	611	816	—	—	—
Loss/(gain)	6,062	4,164	3,686	296	275	293
Additional cost due to early retirement	282	670	234	—	—	—

Net expense/(income)	$113	$(3,225)	$(3,563)	$547	$441	$515

Weighted-average actuarial assumptions(2)
Benefit obligation assumptions:
Discount rate	4.06%	4.91%	5.51%	3.46%	3.93%	4.31%
Rate of compensation increase	3.00%	3.00%	4.18%	0.69%	0.77%	0.75%
Pension expense/(income) assumptions:
Discount rate	4.91%	5.51%	5.80%	3.86%	4.38%	4.53%
Expected return on plan assets(1)	8.00%	8.50%	8.50%	3.00%	3.60%	5.22%
Rate of compensation increase	3.00%	4.18%	4.18%	0.72%	0.72%	0.75%

(1)	Expected return on plan assets is net of expected investment expenses and certain administrative expenses.
(2)	During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

Net postretirement expense for the years ended in December 31 include the following components:

	Other Postretirement Benefit Plan
($ in thousands)	2012	2011	2010

Service cost	$9	$15	$14
Interest cost	255	287	300
Amortization of unrecognized:
Loss/(gain)	(40)	(5)	—

Net (income)/expense	$224	$297	$314

Weighted-average actuarial assumptions (1)
Benefit obligation assumptions:
Discount rate	4.06%	4.91%	5.51%
Rate of compensation increase	—%	—%	—%
Pension income/postretirement Expense assumptions:
Discount rate	4.91%	5.51%	5.80%
Rate of compensation increase	—%	—%	—%

(1)	During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

The discount rate utilized to estimate CTS’ pension and postretirement obligations is based on market conditions at December 31, 2012, and is determined using a model consisting of high quality bond portfolios that match cash flows of the plans’ projected benefit payments based on the plan participants’ service to date and their expected future compensation. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high quality bonds whose maturity dates match the timing and amount of expected future benefit payments.

The discount rate used to determine 2012 pension income and postretirement expense for CTS’ pension and postretirement plans is based on market conditions at December 31, 2011 and is the interest rate used to estimate interest incurred on the outstanding projected benefit obligations during the period.

CTS utilizes a building block approach in determining the long-term rate of return for plan assets. Historical markets are reviewed and long-term relationships between equities and fixed-income are preserved consistent with the generally accepted capital market principle that assets with higher volatility generate a greater return over the long-term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to ensure for reasonableness and appropriateness.

CTS´ pension plan asset allocation at December 31, 2012 and 2011, and target allocation for 2013 by asset category are as follows:

	Target Allocations	Percentage of Plan Assets at December 31,
Asset Category	2013	2012	2011

Equity securities(1)	60%	62%	63%
Debt securities	25%	24%	31%
Other	15%	14%	6%

Total	100%	100%	100%

(1)	Equity securities include CTS common stock in the amounts of approximately 15.6 million (6% of total plan assets) at December 31, 2012 and approximately $13.4 million (5% of total plan assets) at December 31, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

The following table summarizes the fair values of CTS’ pension plan assets at December 31:

($ in thousands)	2012	2011

Equity securities — U.S. holdings	$143,215	$134,054
Equity securities — Non-U.S. holdings	29,153	28,166
Corporate Bonds	51,009	57,569
Cash and cash equivalents	10,827	11,806
International hedge fund	10,395	—
Debt securities issued by U.S., state and local governments	10,117	17,351
Long-biased hedge fund	9,937	—
Partnerships	6,330	3,586
Mortgage-backed securities	6,139	6,036
Fixed annuities	1,681	1,538
Other asset-backed securities	188	—

Total fair value of plan assets	$278,991	$260,106

The fair values at December 31, 2012 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Equity securities — U.S. holdings(1)	$143,215	$—	$—	$143,215
Equity securities — Non-U.S. holdings(1)	29,153	—	—	29,153
Corporate Bonds(2)	—	51,009	—	51,009
Cash and cash equivalents(3)	10,827	—	—	10,827
International hedge fund(4)	—	—	10,395	10,395
Debt securities issued by U.S., state and local governments(5)	—	10,117	—	10,117
Long-biased hedge fund(6)	—	—	9,937	9,937
Partnerships(7)	—	—	6,330	6,330
Mortgage-backed securities(8)	—	6,139	—	6,139
Fixed annuity contracts(9)	—	—	1,681	1,681
Other asset-backed securities	—	188	—	188

Total	$183,195	$67,453	$28,343	$278,991

The fair values at December 31, 2011 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Equity securities — U.S. holdings(1)	$134,054	$—	$—	$134,054
Equity securities — Non-U.S. holdings(1)	28,166	—	—	28,166
Corporate Bonds (2)	—	57,569	—	57,569
Debt securities issued by U.S., state and local governments (5)	—	17,351	—	17,351
Cash and cash equivalents (3)	11,806	—	—	11,806
Mortgage-backed securities (8)	—	6,036	—	6,036
Partnerships (7)	—	—	3,586	3,586
Fixed annuity contracts(9)	—	—	1,538	1,538

Total	$174,026	$80,956	$5,124	$260,106

(1)	Comprised of common stocks in various industries. The Pension Plan fund manager may shift investments from value to growth strategies or vice-versa, from small cap to large cap stocks or vice-versa, in order to meet the Pension Plan’s investment objectives, which are to provide for a reasonable amount of long-term growth of capital without undue exposure to volatility, and protect the assets from erosion of purchasing power.
(2)	Comprised of investment grade securities in various industries.
(3)	Comprised of investment grade short-term investment funds.
(4)	This hedge fund allocates its capital across several direct hedge-fund organizations. This fund invests with hedge funds that employ “non-directional” strategies. These strategies do not require the direction of the markets to generate returns. The majority of these hedge funds generate returns by the occurrence of key events such as bankruptcies, mergers, spin-offs, etc.
(5)	Comprised of investment grade securities that are backed by the U.S., state or local governments.
(6)	The hedge fund manager utilizes fundamental research and invest in equities both long (seeking price appreciation) and short (expectation that the stock will fall) instruments.
(7)	Comprised of partnerships that invest in various U.S. industries.
(8)	Comprised of investment grade securities in which approximately $4.9 million and $4.4 million is backed by the U.S. government for the years ended December 31, 2012 and December 31, 2011, respectively, and the remainder by commercial real estate.
(9)	Comprised of fixed annuity contracts purchased at market value when plan participants retire.

36    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

•	Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable.

The table below reconciles the Level 3 international hedge fund assets within the fair value hierarchy:

($ in thousands)	Amount

Fair value of Level 3 hedge fund assets at December 31, 2011	$—
Capital contributions	10,000
Realized and unrealized gain	395

Fair value of Level 3 hedge fund assets at December 31, 2012	$10,395

The table below reconciles the Level 3 long-biased hedge fund assets within the fair value hierarchy:

($ in thousands)	Amount

Fair value of Level 3 hedge fund assets at December 31, 2011	$—
Capital contributions	10,000
Realized and unrealized loss	(63)

Fair value of Level 3 hedge fund assets at December 31, 2012	$9,937

The hedge fund manager reviews the net asset values of the underlying portfolio of hedge funds and also the hedge fund positions within the portfolio. If the positions cannot be exited within one year these funds are considered level 3 investments within the fair value hierarchy.

The table below reconciles the Level 3 partnership assets within the fair value hierarchy:

($ in thousands)	Amount

Fair value of Level 3 partnership assets at January 1, 2011	$3,585
Capital contributions	548
Net ordinary loss attributable to partnership assets	(13)
Realized and unrealized gain	1,206
Capital distributions	(1,740)

Fair value of Level 3 partnership assets at December 31, 2011	3,586
Capital contributions	3,763
Net ordinary gain attributable to partnership assets	2
Realized and unrealized gain	688
Capital distributions	(1,709)

Fair value of Level 3 partnership assets at December 31, 2012	$6,330

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The table below reconciles the Level 3 fixed annuity contracts within the fair value hierarchy:

($ in thousands)	Amount

Fair value of Level 3 fixed annuity contracts at January 1, 2011	$1,429
Purchases	196
Benefits paid	(104)
Net gain	17

Fair value of Level 3 fixed annuity contracts at December 31, 2011	1,538
Purchases	—
Benefits paid	(106)
Net gain	249

Fair value of Level 3 fixed annuity contracts at December 31, 2012	$1,681

The expected contributions to be made by CTS to the domestic and foreign pension plans during 2013 are $1.0 million and $1.6 million, respectively. The expected contributions to be made by CTS to the other postretirement benefit plan during 2013 are $0.4 million.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Domestic Pension Plans	Foreign Pension Plans	Other Postretirement Benefit Plan

2013	$15,759	$433	$361
2014	16,685	585	366
2015	17,369	538	366
2016	17,053	687	362
2017	17,407	545	358
Thereafter	84,886	4,406	1,668

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee’s annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $5.1 million in 2012, $4.5 million in 2011, and $3.5 million in 2010.

NOTE I — Equity-Based Compensation

At December 31, 2012, CTS had five equity-based compensation plans: the 1996 Stock Option Plan (“1996 Plan”), the 2001 Stock Option Plan (“2001 Plan”), the Nonemployee Directors’ Stock Retirement Plan (“Directors’ Plan”), the 2004 Omnibus Long-Term Incentive Plan (“2004 Plan”), and the 2009 Omnibus Equity and Performance Incentive Plan (“2009 Plan”). All of these plans, except the Directors’ Plan, were approved by shareholders. As of December 31, 2009, additional grants can only be made under the 2004 and 2009 Plans. CTS believes that equity-based awards align the interest of employees with those of its shareholders.

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

The following table summarizes the compensation expense included in the Consolidated Statements of Earnings for the years ending December 31, 2012, 2011, and 2010 relating to equity-based compensation plans:

	Year ended December 31
($ in thousands)	2012	2011	2010
Stock options	$—	$—	$3
Restricted stock units	4,099	3,746	4,032
Total	$4,099	$3,746	$4,035

The total tax benefit related to the equity-based compensation plans recognized in income is approximately $1.6 million for the year ended December 31, 2012 and $1.5 and $1.6 million for the years ended December 31, 2011 and 2010, respectively.

The following table summarizes the status of these plans as of December 31, 2012:

	2009 Plan	2004 Plan	2001 Plan	1996 Plan
Awards originally available	3,400,000	6,500,000	2,000,000	1,200,000
Stock options outstanding		194,300	163,000	35,250
Restricted stock units outstanding	650,575	101,223
Options exercisable		194,300	163,000	35,250
Awards available for grant	2,041,195	262,686

38    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

The Company estimated the fair value of the stock option on the grant date using the Black-Scholes option-pricing model and assumptions for expected price volatility, option term, risk-free interest rate, and dividend yield. Expected price volatilities were based on historical volatilities of the Company’s stock. The expected option term is derived from historical data on exercise behavior. The dividend yield was based on historical dividend payments. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of the status of stock options as of December 31, 2012, and changes during the year then ended, is presented below:

($ in thousands except per share amounts)	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2012	728,050	$10.24
Exercised	(203,000)	$8.48
Expired	(62,000)	$11.25
Forfeited	(70,500)	$10.83
Outstanding at December 31, 2012	392,550	$10.91	1.5 years	$241
Exercisable at December 31, 2012	392,550	$10.91	1.5 years	$241

The total intrinsic value of stock options exercised during the years ended December 31, 2012, 2011, and 2010 were $0.3 million, $0.2 million, and $0.03 million, respectively. No stock options were granted during the years ended December 31, 2012, 2011 or 2010.

The total fair value of stock options vested during the year ended December 31, 2010 was approximately $0.1 million. All stock options were vested at December 31, 2010. CTS recognized expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following table summarizes information about stock options outstanding at December 31, 2012:

	Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding and Exercisable at 12/31/12	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$7.75 - 11.11	306,250	1.14	$10.04
13.68 - 16.24	86,300	2.74	13.97

Service-Based Restricted Stock Units

Service-based restricted stock units (“RSUs”) entitle the holder to receive one share of common stock for each unit when the unit vests. RSUs are issued to officers, key employees and non-employee directors as compensation. Generally, the RSUs vest over a three-year period.

RSUs granted to non-employee directors vest one month after granted. Upon vesting, the non-employee directors elect to either receive the stock associated with the RSU immediately, or defer receipt of the stock until their retirement from the Board of Directors. The fair value of the RSUs is equivalent to the trading value of the Company’s stock on the grant date.

A summary of the status of RSUs as of December 31, 2012, and changes during the year then ended is presented below:

($ in thousands except per share amounts)	Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2012	701,449	$9.35
Granted	362,650	9.83
Converted	(273,800)	8.68
Forfeited	(38,501)	9.48
Outstanding at December 31, 2012	751,798	$9.82	8.6 years	$7,992
Convertible at December 31, 2012	216,923	$9.42	20.5 years	$2,306

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2012, 2011, and 2010 was $9.83, $11.13, and $8.10, respectively. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

total intrinsic value of RSUs converted during the years ended December 31, 2012, 2011, and 2010 was $2.7 million, $3.1 million, and $3.1 million, respectively.

A summary of the nonvested RSUs as of December 31, 2012, and changes during the year then ended, is presented below:

	RSUs	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2012	517,394	$9.24
Granted	362,650	9.83
Vested	(306,668)	8.61
Forfeited	(38,501)	9.48

Nonvested at December 31, 2012	534,875	9.99

The total fair value of RSUs vested during the years ended December 31, 2012 and 2011 was approximately $2.6 million and $3.0 million, respectively. CTS recorded compensation expense of approximately $2.9 million, $2.4 million and $2.8 million related to service-based restricted stock units during the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, there was $1.9 million of unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted-average period of 1.3 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Performance-Based Restricted Stock Units

On February 2, 2010, CTS granted performance-based restricted stock unit awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 78,000 units in 2012 subject to certification of the 2011 fiscal year results by CTS’ independent auditors. Vesting is dependent upon CTS’ achievement of sales growth targets, and as a result, 49,320 units were awarded and vested.

On February 3, 2011, CTS granted performance-based restricted stock unit awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 53,200 units in 2013 subject to certification of the 2012 fiscal year results by CTS’ independent auditors. Vesting is dependent upon CTS’ achievement of sales growth targets. No awards were awarded as the targets were not met.

On February 8, 2012, CTS granted performance-based restricted stock unit awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 45,850 units in 2014 subject to certification of the 2013 fiscal results by CTS’ independent auditors. Vesting is dependant upon CTS’ achievement of sales growth targets.

On February 8, 2012, CTS granted performance-based restricted stock unit awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 39,300 units in 2014 subject to certification of the 2013 fiscal year results by CTS’ independent auditors. Vesting is dependent upon CTS’ achievement of certain cash flow targets.

CTS recorded compensation expense of approximately $242,000, $391,000 and $357,000 related to performance-based restricted stock units during the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012 there was $578,000 of unrecognized compensation cost related to performance-based restricted stock units. That cost is expected to be recognized over a weighted-average period of 1.0 year.

Market-Based Restricted Stock Units

On July 2, 2007, CTS granted a market-based restricted stock unit award for an executive officer. An aggregate of 25,000 units may be earned in performance years ending in the following three consecutive years on the anniversary of the award date. Vesting may occur in the range from zero percent to 150% of the target award on the end date of each performance period and is tied exclusively to CTS total stockholder return relative to 32 enumerated peer group companies’ total stockholder return rates. The vesting rate will be determined using a matrix based on a percentile ranking of CTS total stockholder return with peer group total shareholder return over a three-year period. During the year ended December 31, 2010, 12,500 units were earned and awarded to the executive officer. There were no units awarded in 2011. On July 2, 2012, 8,334 units were earned and awarded to the executive officer.

40    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

On February 2, 2010, CTS granted market-based restricted stock unit awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 117,000 units in 2012. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies’ stockholder return rates and, as a result, 67,130 units were awarded and vested.

On February 3, 2011, CTS granted market-based restricted stock unit awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 79,800 units in 2013. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies’ stockholder return rates. On February 11, 2013, 80,940 units were earned and awarded.

On February 8, 2012, CTS granted market-based restricted stock unit awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 45,850 units in 2014. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies’ stockholder return rates.

CTS recorded compensation expense of approximately $918,000, $952,000 and $852,000 related to market-based restricted stock units during the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, there was approximately $327,000 of unrecognized compensation cost related to market-based restricted stock units. That cost is expected to be recognized over a weighted average period of 1.0 year.

Stock Retirement Plan

The Directors’ Plan provides for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. The Directors’ Plan was frozen effective December 1, 2004. All future grants will be from the 2009 Plan.

NOTE J — Income Taxes

Earnings before income taxes consist of the following for the years ended December 31:

($ in thousands)	2012	2011	2010
Domestic	$13,708	$3,559	$(1,742)
Non-U.S.	13,234	22,778	29,768
Total	$26,942	$26,337	$28,026

Significant components of income tax provision/(benefit) are as follows for the years ended December 31:

($ in thousands)	2012	2011	2010
Current:
Federal	$437	$247	$(367)
State	534	385	307
Non-U.S.	5,839	3,572	3,471
Total Current	6,810	4,204	3,411
Deferred:
Federal	5,163	(119)	(266)
State	346	(558)	530
Non-U.S.	(5,710)	1,843	2,313

Total Deferred	(201)	1,166	2,577
Total provision for Income Taxes	$6,609	$5,370	$5,988

On January 2, 2013 President Obama signed into law the American Taxpayer Relief Act of 2012 which retroactively extended, among other items, the U.S. research credit and controlled foreign corporation look-through. The company will recognize an estimated $0.8 million discrete tax benefit for these items in the first quarter of 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Significant components of the CTS’ deferred tax assets and liabilities at December 31 are:

($ in thousands)	2012	2011

Postretirement benefits	$2,283	$2,093
Inventory reserves	3,919	2,446
Loss carryforwards	46,944	52,588
Credit carryforwards	14,092	13,700
Nondeductible accruals	7,900	6,787
Research expenditures	26,475	23,702
Prepaid charges	4,280	4,431
Pensions	3,512	1,558
Other	7,974	6,632

Gross deferred tax assets	117,379	113,937

Depreciation	12,313	9,948
Unrealized foreign exchange gain	1,103	1,625
Other	933	993

Gross deferred tax liabilities	14,349	12,566

Net deferred tax assets	103,030	101,371
Deferred tax asset valuation allowance	(13,087)	(14,453)

Total net deferred tax assets	$89,943	$86,918

Current deferred tax assets of $18.8 million and $14.7 million are included as current assets in the Company’s consolidated balance sheets at December 31, 2012 and December 31, 2011, respectively. Long-term deferred tax assets of $73.1 million and $76.2 million are included as other assets in the Company’s consolidated balance sheets at December 31, 2012 and December 31, 2011, respectively.

Current deferred tax liability of $0.1 million and $0.4 million are included as a component of “Other accrued liabilities” at December 31, 2012 and December 31, 2011, respectively. Long-term deferred tax liability of $1.9 million and $3.6 million are included as a component of “Other long-term obligations” on CTS’ consolidated balance sheets at December 31, 2012 and December 31, 2011, respectively. The current/long-term deferred tax assets and current/long-term deferred tax liabilities were not netted since these items relate to different tax jurisdictions.

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

Generally, the Company assesses that it is more-likely-than-not its net deferred tax assets will be realized during the available carryforward periods. The Company has determined, however, that a valuation allowance of $13.1 million should be provided for certain deferred tax assets. In most cases, the valuation allowances were necessitated by changes in business activity in the underlying jurisdictions, which contributed to the more-likely-than-not conclusion that the deferred tax assets would not be realized. As of December 31, 2012, the $13.1 million valuation allowance includes $6.3 million for certain state net operating loss and credit carryforwards, $5.5 million for foreign tax credit carryforwards, and $1.3 million related to foreign net operating losses. The $1.4 million net decrease in the valuation allowance was primarily due to a $0.5 million decrease associated with the expiration of certain state NOLs, a $0.6 million decrease associated the net change in NOLs associated with current year earnings in countries like Canada, Switzerland and Hong Kong, and a $0.3 million release of Canada valuation allowance based upon an assessment of the future realization of the related deferred tax asset.

The following table reconciles taxes at the United States statutory rate to the effective income tax rate for the years ended December 31:

	2012	2011	2010

Taxes at the U.S. statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	2.57%	(0.43)%	1.94%
Non-U.S. income taxed at rates different than the U.S. statutory rate	(2.72)%	(9.22)%	(3.60)%
Benefit of scheduled tax credits	—%	(2.05)%	(1.02)%
Foreign source income	3.02%	—%	—%
Non-U.S. adjustments to valuation allowances	(3.07)%	(0.48)%	(12.31)%
Nontaxable foreign gain	(6.15)%	—%	—%
Change in unrecognized tax benefits	(4.79)%	—%	—%
Other	0.67%	(2.43)%	1.36%
Effective income tax rate	24.53%	20.39%	21.37%

42    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

CTS’ overall tax rate reflects tax holidays that CTS’ business operations continue to qualify for in various countries. As a result, certain earnings of CTS are subject to tax at reduced rates for a specified period of time. These tax holidays, unless extended, are scheduled to begin expiring during 2017. During 2012, CTS’ Zhongshan, China manufacturing site applied for a new production and technology based income tax incentive. The application will be reviewed during the first half of 2013. If approved, the Company’s 25% China statutory tax rate will be reduced to 15% for the 2012 through 2014 period.

At December 31, 2012, no provision had been made for U.S. federal and state income taxes on approximately $199 million of foreign earnings, which are expected to be permanently reinvested outside of the United States. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (with a possible adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of complexities such as net operating loss utilizations, potential foreign tax credits, local restrictions on distributions, and treaty implications associated with the related calculation.

No valuation allowance was recorded in 2012 against the U.S. federal net deferred tax assets including the U.S. federal net operating loss carryforward asset of $31 million expiring in 2021 through 2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2013 through 2021. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product line consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more-likely-than-not, will realize the benefits of its U.S. net deferred tax assets. To date, CTS has also recorded tax benefits on the net operating losses generated in certain foreign jurisdictions such as China based upon the Company’s ability to generate sufficient taxable income within the carry-forward periods provided in each jurisdiction. If it appears that CTS will not generate such taxable income the Company may need to record a valuation allowance against the related deferred tax asset in a future period.

CTS recognizes the financial statement benefit of a tax position based on its technical merits only after determining that the position would be sustained upon examination, including resolution of any related appeals or litigation. A tax position that meets the “more-likely-than-not” threshold is then measured to determine the amount of benefit recognized in the financial statements. The Company or one of its subsidiaries files income tax returns in the United States (Federal and various states), and foreign jurisdictions. The Company’s open tax years are subject to examination from 2007 through 2011 for all U.S. jurisdictions. The open years for the international tax returns range from 2005 through 2011 based on local statutes. U.S. tax authorities also have the ability to review prior tax years to the extent of net operating losses and tax credit carryforwards. Changes may be applied to any open tax years. CTS has approximately $4.1 million of unrecognized tax benefits, which if recognized, would impact the effective tax rate. The Company does not anticipate any significant changes in its unrecognized tax benefits within the next 12 months as a result of examinations or statute lapses. A reconciliation of the beginning and ending unrecognized tax benefits is provided below:

($ in thousands)	2012	2011

Balance at January 1	$5,279	$4,586
Increase related to current year tax positions	35	88
Increase related to prior year tax positions	182	838
Decrease as a result of lapse of statute of limitations	(881)	(65)
Decrease related to settlements with taxing authorities	(485)	(168)
Balance at December 31	$4,130	$5,279

CTS’ continuing practice is to recognize interest and/or penalties related to income tax matters as income tax expense. However, at the time of adoption and at the year ending December 31, 2012, there were no significant

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

amounts accrued for interest and/or penalties related to uncertain income tax positions.

NOTE K — Treasury Stock

Common stock held in treasury totaled 21,829,954 shares with a cost of $311.0 million at December 31, 2012 and 20,724,106 shares with a cost of $300.6 million at December 31, 2011. Approximately 8.0 million shares are available for future issuances.

In May 2008, CTS’ Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market at a maximum price of $13 per share. The authorization had no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. 574,153 shares and 403,347 shares were repurchased under this program in 2012 and 2011, respectively. This repurchase program was completed in July 2012. No shares were repurchased under this program in 2010.

In August 2012, CTS’ Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market at a maximum price of $13 per share. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2012, 531,695 shares were repurchased under this program.

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

Components and sensors are products that perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets; and fabricated piezo-electric materials and substrates used primarily in medical, computer and industrial markets.

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

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon segment operating earnings before interest expense, interest income, other non-operating income/(expense), and income tax expense.

44    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Summarized financial information concerning CTS’ reportable segments for the years ended December 31, 2012, 2011, and 2010 is shown in the following table:

($ in thousands)	Components and Sensors	EMS	Total
2012
Net sales to external customers	$304,481	$272,437	$576,918
Segment operating earnings before corporate and shared services charges	$42,611	$16,342	$58,953
Corporate and shared services charges	(16,483)	(7,246)	(23,729)
Segment operating earnings(1)	$26,128	$9,096	$35,224
Total assets	$443,271	$117,905	$561,176
Depreciation and amortization	13,542	6,073	19,615
Capital expenditures	10,884	2,580	13,464
Capital expenditure to replace property damaged in casualties	—	2,859	2,859

2011
Net sales to external customers	$279,857	$308,649	$588,506
Segment operating earnings before corporate and shared services charges	$36,595	$13,682	$50,277
Corporate and shared services charges	(15,239)	(6,660)	(21,899)
Segment operating earnings(2)	$21,356	$7,022	$28,378
Total assets	$329,624	$151,191	$480,815
Depreciation and amortization	12,077	5,471	17,548
Capital expenditures	9,919	5,655	15,574
Capital expenditure to replace property damaged in casualties	—	4,733	4,733

2010
Net sales to external customers	$282,860	$269,781	$552,641
Segment operating earnings before corporate and shared services charges	$48,014	$5,929	$53,943
Corporate and shared services charges	(16,661)	(7,742)	(24,403)
Segment operating earnings/(loss)/	$31,353	$(1,813)	$29,540
Total assets	$335,719	$146,865	$482,584
Depreciation and amortization	11,633	5,932	17,565
Capital expenditures	11,091	2,180	13,271

(1)	Components and Sensors segment’s operating earnings of $26,128 includes $10,334 of gain on sale-leaseback recorded at a foreign location. EMS segment’s operating earnings of $9,096 includes $1,769 of insurance recovery for property damage related to the flood at CTS Thailand’s manufacturing facility.

(2)	EMS segment’s operating earnings of $7,022 include $6,067 of insurance recovery for property damage related to the fire at CTS Scotland’s manufacturing facility.

Reconciling information between reportable segments’ operating earnings and CTS’ consolidated earnings before income taxes is shown in the following table:

	Year ended December 31,
($ in thousands)	2012	2011	2010
Total segment operating earnings	$35,224	$28,378	$29,540
Restructuring and restructuring-related charges — Components and Sensors	(4,501)	(2,649)	(1,010)
Restructuring and restructuring-related charges — EMS	(4,035)	(489)	(687)
Interest expense	(2,564)	(2,119)	(1,074)
Interest income	1,725	1,257	385
Other income	1,093	1,959	872

Earnings before income taxes	$26,942	$26,337	$28,026

Financial information relating to CTS’ operations by geographic area was as follows:

	Year ended December 31,
($ in thousands)	2012	2011	2010
Net Sales
United States	$361,307	$367,971	$310,569
Singapore	14,458	15,195	19,365
United Kingdom	43,268	43,688	38,707
China	74,148	79,663	86,487
Canada	39,186	34,094	45,097
Czech Republic	20,213	26,014	28,743
Other non-U.S.	24,338	21,881	23,673

Consolidated net sales	$576,918	$588,506	$552,641

Sales are attributed to countries based upon the origin of the sale.

	Year ended December 31,
($ in thousands)	2012	2011	2010
Long-Lived Assets
United States	$45,957	$30,363	$28,838
China	34,615	34,904	34,832
United Kingdom	2,669	7,153	5,028
Singapore	1,111	3,877	3,630
Canada	563	605	948
Taiwan	1,764	2,105	2,339
Thailand	5,839	3,625	2,219
Switzerland	714	1,721	—
Other non-U.S	493	507	379

Consolidated long-lived assets	$93,725	$84,860	$78,213

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NOTE M — Contingencies

Certain processes in the manufacture of CTS’ current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a potentially responsible party regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon past experience and presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations, or cash flows of CTS.

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

Certain other claims are pending against CTS with respect to matters arising out of the ordinary conduct of the Company’s business. These claims, in the opinion of management, based upon past experience and presently available information, either adequate provision for anticipated costs has been reserved or the ultimate anticipated costs will not materially affect CTS’ consolidated financial position, results of operations, or cash flows.

Scotland EMS Manufacturing Facility Fire

During the second quarter of 2011, a fire occurred at our Scotland EMS manufacturing facility. The fire damaged approximately $1.6 million of inventory and $0.2 million of machinery and equipment at net book value. Property insurance coverage with a $0.1 million deductible had substantially covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. Business interruption insurance had substantially covered the lost sales impact and related fixed costs in 2011. Consequently, as of December 31, 2011, CTS wrote-off approximately $0.2 million of net book value of machinery and equipment and $1.6 million of inventory; and recorded to other receivable $3.1 million of other recoverable costs and $0.5 million of recoverable building restoration costs. The total fire-related other receivable was approximately $0.1 million as of December 31, 2011 and was included in Other Current Assets in CTS’ Consolidated Balance Sheets.

As a result of the insurance coverage, in 2011, CTS recovered approximately $11.7 million from our insurance carriers. Out of the $11.7 million recovered, approximately $3.1 million was for business interruption and the remaining $8.6 million was for the replacement of damaged property. CTS recorded a recovery of approximately $2.7 million for business interruption and a recovery of $6.1 million for property damage in CTS’ Consolidated Statements of Earnings for the year ended December 31, 2011.

In 2012, CTS recovered approximately $1.1 million from the Company’s insurance carriers and recorded a recovery of $0.9 million in CTS’ Consolidated Statements of Earnings for the year ended December 31, 2012 for business interruption, after deducting $0.1 million for certain expenses and relieving the insurance receivable of approximately $0.1 million at December 31, 2011. These recoveries reflect the final settlement with CTS’ insurance carrier.

Thailand EMS Manufacturing Facility Flood

During the fourth quarter of 2011, CTS’ Thailand EMS manufacturing facility was flooded. The flood damaged approximately $0.8 million of inventory and $0.5 million of fixed assets. CTS also incurred approximately $2.5 million

46    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

of fixed costs at this facility. Local property insurance covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. CTS also have business interruption insurance under these policies that covers the lost sales impact and fixed costs. The maximum amount covered under the local insurance policy was approximately $2.4 million. CTS also have a secondary global insurance policy that covered costs not covered by the local policy for up to approximately $25 million with a deductible of $250,000.

In 2011, the insurance carrier for the local policy indicated that CTS was to be reimbursed for the maximum amount of $2.4 million. Consequently, CTS wrote off $0.5 million of inventory and $0.5 million of fixed assets to an insurance receivable and recorded a business interruption receivable of $1.4 million for fixed costs incurred. The remaining $1.1 million of fixed costs was recorded as a charge to Cost of Goods Sold in the Consolidated Statements of Earnings for the year ended December 31, 2011.

In 2012, CTS received cash of approximately $24.6 million from the Company’s insurance carriers. Included in this amount were approximately $21.5 million for business interruption and the remaining $3.1 million for reimbursement of costs related to property damage. Part of this cash received was to relieve the insurance receivable balance of $2.4 million recorded at December 31, 2011.

Accordingly, CTS recorded a recovery of approximately $20.0 million for business interruption and $1.8 million for property damage in CTS’ consolidated statements of Earnings for the year ended December 31, 2012. These recoveries reflect the final settlement with CTS’ insurance carrier.

NOTE N — Leases

CTS incurred rent expense of approximately $6.7 in 2012, $7.0 million in 2011, and $6.9 million in 2010. The future minimum lease payments under the Company’s lease agreements are $6.2 million in 2013, $5.0 million in 2014, $4.3 million in 2015, $2.3 million in 2016, $1.6 million in 2017, and $5.2 million thereafter. Future sub-lease income is $0.1 million in 2013 and 2014. Some of CTS’ operating leases include renewal options and escalation clauses.

In the fourth quarter of 2012, one of CTS’ foreign locations entered into a sale-leaseback transaction. Accordingly, CTS recorded a gain of approximately $10.3 million and deferred approximately $4.5 million of gain that will be amortized over the next six years.

NOTE O — Restructuring Charges

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following table displays the restructuring reserve activity related to the implementation of this restructuring plan:

($ in millions) December 2010 Plan
Restructuring liability at January 1, 2010	$—
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	1.3
Cost paid	(1.3)
Restructuring liability at December 31, 2011	$—

During April 2011, CTS initiated certain restructuring actions to reorganize certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 30 positions. The following table displays the planned restructuring and restructuring-related charges with the realignment, as well as a summary of the actual costs incurred through December 31, 2011:

($ in millions) April 2011 Plan	Planned Costs	Actual incurred through December 31, 2011
Workforce reduction	$0.8	$0.7
Total restructuring charge	$0.8	$0.7

Of the restructuring charges incurred, $0.5 million relates to the Components and Sensors segment and $0.2 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings. These restructuring actions ended in the second quarter of 2011.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2011:

($ in millions) April 2011 Plan
Restructuring liability at January 1, 2011	$—
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	0.7

Cost paid	(0.7)

Restructuring liability at December 31, 2011	$—

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

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2011:

($ in millions) October 2011 Plan
Restructuring liability at January 1, 2011	$—
Restructuring and restructuring-related charges	2.2

Cost paid	(2.2)
Restructuring liability at December 31, 2012	$—

During June 2012, CTS initiated certain restructuring actions to reorganize certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 250 positions. These actions were substantially completed by the middle of the fourth quarter of 2012. The following table displays the planned restructuring and restructuring-related charges associated

48    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

with the realignment, as well as a summary of the actual costs incurred through December 31, 2012:

($ in millions) June 2012 Plan	Planned Costs	Actual Incurred Through December 31, 2012
Workforce reduction	$2.1	$2.0
Asset impairment charge	1.2	1.4
Other charge	0.1	0.2
Restructuring and impairment charges	$3.4	$3.6
Inventory write-down	$0.6	$0.7
Equipment relocation	0.5	0.3
Other charges	0.5	0.6
Restructuring-related charges	$1.6	$1.6
Total restructuring and restructuring-related charges	5.0	5.2

Of the restructuring and restructuring-related charges incurred, $2.1 million relates to the Components and Sensors segment and $3.1 million relates to the EMS segment. Restructuring and impairment charges are reported on a separate line on the Consolidated Statements of Earnings. Restructuring-related charges are reported as a component of Cost of Goods Sold on the Consolidated Statements of Earnings.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2012:

($ in millions) June 2012 Plan
Restructuring liability at April 1, 2012	$—
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	3.1

Cost paid	(3.0)

Restructuring liability at December 31, 2012	$0.1

Included in the restructuring activities discussed above, CTS consolidated its operations from the United Kingdom (“UK”) EMS manufacturing facility and the Tucson, AZ Components and Sensors facility into other facilities. The EMS operations at the UK EMS facility were transferred to CTS’ EMS facilities located in Londonderry, New Hampshire and Matamoros, Mexico. The Components and Sensors operations at the Tucson, AZ facility were transferred to CTS’ Components and Sensors facility located in Albuquerque, New Mexico.

During December of 2012, CTS further realigned its operations to suit the business needs of the Company. These realignment actions will result in the elimination of approximately 190 positions. These actions are expected to be substantially complete by the end of the first quarter of 2013. The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2012:

($ in millions) December 2012 Plan	Planned Costs	Actual incurred through December 31, 2012
Workforce reduction	$1.7	$1.4
Asset impairment charge	1.1	1.1
Other charge	0.3	0.3
Restructuring and impairment charges	$3.1	$2.8
Inventory write-down	$0.5	$0.5
Equipment relocation	0.1	—
Other charges	0.4	0.1
Restructuring-related charges	$1.0	$0.6
Total restructuring and restructuring-related charges	4.1	3.4

Of the restructuring and restructuring-related charges incurred, $2.4 million relates to the Components and Sensors segment and $1.0 million relates to the EMS segment. Restructuring and impairment charges are reported on a separate line on the Consolidated Statements of Earnings. Restructuring-related charges are reported as a component of Cost of Goods Sold on the Consolidated Statements of Earnings.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2012:

($ in millions) December 2012 Plan
Restructuring liability at October 1, 2012	$—
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	1.8

Cost paid	(0.2)
Restructuring liability at December 31, 2012	$1.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NOTE P — Quarterly Financial Data

Quarterly Results of Operations

(Unaudited)

($ in thousands)	Net Sales	Gross Margins	Operating Earnings	Net Earnings	Earnings per Share - Basic	Earnings per Share - Diluted
2012
4th quarter	$138,298	$26,801	$12,239	$8,832	$0.26	$0.25
3rd quarter	137,357	26,594	6,804	5,917	0.17	0.17
2nd quarter	154,294	25,938	5,713	3,301	0.10	0.10
1st quarter	146,969	22,049	1,932	2,283	0.07	0.07
2011
4th quarter	$143,999	$25,838	$7,200	$5,856	$0.17	$0.16
3rd quarter	146,070	27,460	7,754	5,863	0.17	0.17
2nd quarter	146,919	27,391	4,527	4,132	0.12	0.12
1st quarter	151,518	29,160	5,759	5,116	0.15	0.15

50    CTS CORPORATION

CTS CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at Beginning of Period	Charged/ (Credit) to Expense	Charged to Other Accounts	Deductions	Balance at End of Period
	(In thousands of dollars)
Year ended December 31, 2012
Allowance for doubtful accounts	$1,100	$(314)	$25	$—	$811
Year ended December 31, 2011
Allowance for doubtful accounts	$1,269	$(52)	$—	$(117)	$1,100
Year ended December 31, 2010:
Allowance for doubtful accounts	$2,119	$(733)	$—	$(117)	$1,269

CTS CORPORATION    51