Form 10-K, Exhibit 13
period 2013-12-31
CTS CORP
filed 2014-03-03
CIK 26058

CTS Corporation

Form 10-K 2013

EXHIBIT (13)

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS (2011-2013)

Overview

CTS Corporation (“we”, “our”, “us”) is a global manufacturer of electronic components and sensors used primarily in the automotive, communications, defense and aerospace, medical, industrial and computer markets.

On October 2, 2013, we sold our Electronics Manufacturing Services (“EMS”) business to Benchmark Electronics, Inc. (“Benchmark”) for approximately $75 million in cash. Included were five manufacturing facilities located in Moorpark, CA, Londonderry, NH, Bangkok, Thailand, Matamoros, Mexico and San Jose, CA and approximately 1,000 employees. The transaction sharpens CTS’ focus on its Components and Sensors business, and provides additional capital to drive growth and enhance shareholder value. As a result of this sale, EMS is reflected as discontinued operations in the accompanying Consolidated Statements of Operations for the periods presented.

Below are highlights from continuing operations. They are discussed in more detail throughout this MD&A.

•	Full-year sales of $409.5 million in 2013 increased $105.0 million, or 34.5%, compared to $304.5 million in 2012.

•	Gross margin as a percentage of sales was 29.6% in 2013 compared to 30.1% in 2012.

•	Selling, general and administrative (“SG&A”) expenses and research and development (“R&D”) expenses totaled $93.2 million in 2013 compared to $84.0 million in 2012.

•	A $10.3 million gain was recorded in 2012 as the result of a sale-leaseback transaction of our Singapore manufacturing facility.

•

Operating earnings in 2013 were $17.7 million, compared to $15.1 million in 2012. These amounts included $10.5 million and $3.4 million for restructuring and impairment charges in 2013 and 2012, respectively.

•	Net interest and other income in 2013 was $0.4 million compared to a $0.6 million expense in 2012, primarily due to greater foreign exchange gains in 2013.

•

Income tax expense for 2013 was $16.1 million compared to $1.0 million in 2012. The 2013 increase was primarily due to the non-cash tax expenses recorded for the cash repatriation from Singapore of $10.5 million in 2013 and restructuring-related tax asset impairment in the U.K. of $1.0 million.

•	Net income from continuing operations was $2.0 million, or $0.06 per diluted share, in 2013 compared to $13.5 million, or $0.39 per diluted share, in 2012.

Critical Accounting Policies

Our MD&A is based on our consolidated financial statements that have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances. Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

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

CONDITION AND RESULTS OF OPERATIONS (2011-2013)

(continued)

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

When we determine that the carrying value of long-lived and intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use of those assets, an impairment charge to record the assets at fair value may be required. Impairment is measured based on fair values utilizing estimated discounted cash flows, published third-party sources, third-party offers and/or information furnished by third-party brokers/dealers.

Goodwill is measured as the excess of cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests at least on an annual basis and when an impairment triggering event occurs. As a result of two acquisitions in 2012, we had goodwill of $32.0 million at December 31, 2013 compared to $32.5 million at December 31, 2012.

The valuation of long-lived and intangible assets, including goodwill acquired in conjunction with an acquisition is recorded at estimated fair values in accordance with U.S. GAAP.

Income Taxes

Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances relating to deferred tax assets are recorded using the “more-likely-than-not” criterion.

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

2    CTS CORPORATION

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

No valuation allowance was recorded in 2013 against the U.S. federal net deferred tax assets including the U.S. net operating loss carry-forward asset of $24.4 million, the majority of which will expire during the period of 2021 through 2024. We assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2014 through 2021. Those projections applied taxable income estimates consistent with historical earnings patterns of our traditional automotive product lines, continued profitability in our electronic component product lines, and the benefits from recent acquisitions. We believe that, based upon the historical operating performance of our business units and successful cost reduction efforts we, more-likely-than-not, will realize the benefits of our U.S. net deferred tax assets. To date, we have recorded tax benefits on the net operating losses generated in certain foreign jurisdictions, such as China, based upon our ability to generate sufficient taxable income within the carry-forward periods provided in each jurisdiction. If it appears that we will not generate such taxable income we may need to record a valuation allowance against the related deferred tax asset in a future period.

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

We have two domestic pension plans: a qualified plan and a non-qualified plan. The discount rate used to calculate our pension income and expense on our domestic plans was 4.06% for 2013. We have two foreign plans: the United Kingdom plan (“UK plan”) and the Taiwan plan. The discount rate used to calculate our 2013 pension expense for the UK plan is 4.1%. The discount rate used to calculate our 2013 pension expense for the Taiwan plan was 1.75%.

The discount rate used to calculate our pension benefit asset and obligation at December 31, 2013 on our domestic plans was 4.84%. The discount rate used to calculate our pension benefit obligation at December 31, 2013 on our UK plan was 4.4%. The discount rate used to calculate our pension benefit obligation at December 31, 2013 on our Taiwan plan was 2.0%.

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

The expected return on domestic plan assets was 7.75% in 2013. The expected return on our UK plan assets was 3.3%. The expected return for both our domestic plan and our UK plan are based on an allocation of expected returns on investments in equities, bonds and cash. The expected return on our Taiwan plan assets was 1.75%. The expected return on our Taiwan plan is based on government bond rates as directed by the Bank of Taiwan. All pension plans

CTS CORPORATION    3

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS (2011-2013)

(continued)

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

All experience gains and losses for our qualified domestic plan are amortized over a period of 24 years, which is the expected future lifetime of our inactive employees. All experience gains and losses for our non-qualified domestic plan are amortized over a period of five years, which is the average remaining service life of our active employees. All experience gains and losses for our UK plan are amortized over the remaining life expectancy of 30 years. All experience gains and losses for our Taiwan plan are amortized over a period of 14 years, which is the average remaining service life of our active employees.

In the fourth quarter of 2013, a modification was made to the domestic plan freezing benefits for all salaried and non-bargained hourly participants effective December 31, 2013. We recorded a curtailment charge of $0.7 million for the year ended December 31, 2013 in conjunction with the freeze.

Equity-Based Compensation

The fair values of our service-based and our performance-based restricted stock units (“RSUs”) are the closing prices of our common stock on the dates of grant. The fair value of our market-based RSU is determined by using a simulation, or Monte Carlo, approach. Under this approach, stock return from comparative group companies are simulated over the performance period, considering both stock returns volatility and the correlation of returns. The simulated results are then used to estimate the future payout based on the performance/payout relationship established by the conditions of the award. The future payout is discounted to the measurement date using the risk-free interest rate.

Our RSUs have a graded-vesting schedule. We recognize expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Results of Operations

Sales in Geographic Regions

The following table presents the percentage of sales into each geographic region from continuing operations:

	Net Sales
Geographic Region	2013	2012	2011

Americas	53%	42%	37%
Asia-Pacific	34%	38%	39%
Europe	13%	20%	24%

Total	100%	100%	100%

The percentage increase in the Americas in 2013 was primarily due to the D&R Technology (“D&R”) aquisition and the increased sales of CTS smart actuators for diesel engines. The percentage increase in 2012, relative to 2011, was due to the launch of the smart actuators for diesel engines and other new product launches. Net sales in the Asia-Pacific region remained relatively consistent during the three-year period. Net sales decreased due to the weakening European automotive market during this timeframe and the increase in the Americas sales.

4    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS (2011-2013)

(continued)

The following table highlights significant information from our consolidated results of operations during the past three years:

($ in thousands, except per share and other data)	Year ended December 31,
	2013	2012	2011

Net Sales	$409,461	$304,481	$279,857
Gross margin	121,353	91,516	89,223
% of sales	29.6%	30.1%	31.9%
Insurance recovery for business interruption	—	(637)	—
Selling, general and administrative expenses	69,989	63,071	54,136
% of sales	17.1%	20.7%	19.3%
Research and development expenses	23,222	20,918	19,990
% of sales	5.7%	6.9%	7.1%
Restructuring and impairment charges	10,455	3,437	2,389
Gain on sale-leaseback	—	(10,334)	—
Operating earnings	17,687	15,061	12,708
% of sales	4.3%	4.9%	4.5%
Total other income	376	(617)	(392)
Earnings from continuing operations before income taxes	18,063	14,444	12,316
Income tax expense	16,066	952	1,053
Earnings from continuing operations	$1,997	$13,492	$11,263
% of sales	0.5%	4.4%	4.0%
(Loss)/earnings from discontinued operations, including loss on sale of $5.1 million net of tax in 2013	$(5,926)	$6,841	$9,704
Diluted earnings per share:
Continuing operations	$0.06	$0.39	$0.32
Discontinued operations	$(0.18)	$0.20	$0.28

Net (loss)/earnings attributable to CTS Corporation	$(0.12)	$0.59	$0.60

Net Sales from continuing operations of $409.5 million in 2013 increased by $105.0 million, or 34.5%, from 2012 due to sales from our D&R acquisition of $49.2 million and the impact of new product introductions and new customers. Sales of $304.5 million in 2012 increased by $24.6 million, or 8.8% from 2011 primarily due to new product introductions and new customers.

In our continuing operations, our 15 largest customers represented 59.8%, 59.5%, and 55.5% of sales in 2013, 2012, and 2011, respectively. We continue our efforts to diversify our product offerings through new products, new customers and acquisitions.

Gross margin in 2013 were $121.4 million, compared to $91.5 million in 2012. Gross margin percentage was 29.6% of sales in 2013, similar to 30.1% in 2012.

Gross margin in 2012 increased by $2.3 million, or 2.6%, from 2011. Gross margin from new product sales were partly offset by program launch cost for new product introductions and unfavorable impact of commodity and precious metal prices.

SG&A expenses were $70.0 million, or 17.1% of sales from continuing operations, in 2013 versus $63.1 million, or 20.7% of sales from continuing operations in 2012. SG&A expenses increased primarily due to the D&R acquisition and approximately $4.1 million of CEO transition expenses.

SG&A expenses were $63.1 million, or 20.7% of sales from continuing operations, in 2012 versus $54.1 million, or 19.3% of sales from continuing operations, in 2011. SG&A expenses increased primarily due to the Valpey-Fisher acquisition, a shift from pension income to pension expense, additional legal costs, and CEO search costs.

R&D expenses were $23.2 million, or 5.7% of sales, in 2013 versus $20.9 million, or 6.9% of sales, in 2012. R&D expenses were primarily focused on expanded applications of existing products and new product development.

R&D expenses were $20.9 million, or 6.9% of sales, in 2012 versus $20.0 million, or 7.1% of sales, in 2011. The increase was primarily driven by spending to continue to develop and launch new products and growth initiatives.

A $10.3 million gain was recorded in 2012 as the result of a sale-leaseback transaction of our Singapore manufacturing facility.

Operating earnings from continuing operations in 2013 were $17.7 million, compared to $15.1 million in 2012. Included in operating earnings were $10.5 million and $3.4 million of restructuring and impairment charges for the years ended December 31, 2013 and December 31, 2012, respectively. 2012 also included the $10.3 million sale-leaseback gain.

CTS CORPORATION    5

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS (2011-2013)

(continued)

Operating earnings from continuing operations in 2012 were $15.1 million, compared to $12.7 million in 2011. Included in operating earnings were $3.4 million and $2.4 million of restructuring and impairment charges for the years ended December 31, 2012 and December 31, 2011, respectively. 2012 also included the $10.3 million sale-leaseback gain.

Net interest and other income from continuing operations in 2013 was $0.4 million versus a $0.6 million expense in 2012, and a $0.4 million expense in 2011. The change was primarily due to more favorable foreign exchange gains as a result of the Chinese Renminbi appreciating more in 2013 than in 2012.

Income tax expense from continuing operations were $16.1 million, $1.0 million and $1.1 million in 2013, 2012 and 2011, respectively. The 2013 increase was primarily due to the non-cash tax expenses recorded for the cash repatriation from Singapore of $10.5 million in 2013 and restructuring-related tax asset impairment in the U.K. of $1.0 million.

As a result, net earnings from continuing operations were $2.0 million in 2013 compared to $13.5 million in 2012. The increase in 2013 gross margin was reduced by higher operating expense, higher restructuring expenses relative to 2012 and higher income tax expense. Additionally, 2012 included gains on a sale lease-back transaction.

Net earnings from continuing operations of $13.5 million in 2012 compared to $11.3 million in 2011. 2012 included the $10.3 million gain on sale leaseback and gross margins from higher sales partly offset by higher SG&A expenses.

Restructuring and Restructuring-Related Charges

During June of 2013, CTS announced plans to further restructure its operations to align its operations to the business needs of the Company. These restructuring actions will result in the elimination of approximately 350 positions. These actions are expected to be completed in 2014. Of the restructuring and restructuring-related charges, $11.5 million was included in continuing operations and $1.4 million was included in discontinued operations for the period ended December 31, 2013. These restructuring activities will simplify CTS’ global footprint by consolidating manufacturing facilities into existing locations. This plan includes the consolidation of manufacturing operations from the U.K. facility into the Czech Republic facility, the Carol Stream, Illinois facility into the Juarez, Mexico facility and the discontinuation of manufacturing at the Singapore facility.

During December 2012, we realigned our operations to improve our operational effectiveness. These realignment actions resulted in the elimination of approximately 190 positions. Of the restructuring and restructuring-related charges, $2.7 million was included in continuing operations and $1.5 million was included in discontinued operations. These actions were substantially complete by the end of the first quarter of 2013.

During June 2012, we initiated certain restructuring actions to reorganize certain operations to further improve our cost structure. These actions resulted in the elimination of approximately 250 positions. Of the restructuring and restructuring-related charges incurred, $2.1 million was included in continuing operations and $3.1 million was included in discontinued operations for 2012. As of December 31, 2012, the restructuring actions were substantially complete.

In October 2011, we announced plans to realign certain manufacturing operations and eliminate approximately 100 net positions during the fourth quarter of 2011. Of the restructuring and restructuring-related costs incurred, $2.1 million was included in continuing operations and $0.3 million was included in discontinued operations. Restructuring actions were substantially completed at December 31, 2011.

During April 2011, we initiated restructuring actions to reorganize certain operations to further improve our cost structure. These actions resulted in the elimination of approximately 30 positions. These actions were substantially completed by the end of the second quarter of 2011. Of the restructuring charges incurred, $0.5 million was included in continuing operations and $0.2 million was included in discontinued operations.

See Note P, “Restructuring Charges,” to our consolidated financial statements for further discussion.

6    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS (2011-2013)

(continued)

Fair Value Measurements

Our non-financial assets that were measured and recorded at fair value on a non-recurring basis consisted of goodwill, intangible assets other than goodwill and long-lived assets. Such assets were classified as Level 3 within the fair value hierarchy. The fair values of these assets were determined using an income approach, such as discounted cash flow analysis. Refer to Note D, “Fair Value Measurements,” to our consolidated financial statements for further discussion.

Our financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, obligations under short-term notes payable, long-term debt and interest rate swaps. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. Our long-term debt consists of a revolving credit facility. We estimated the fair value of our long-term debt to be $75.0 million, using a market approach which uses current industry information and approximates carrying value. There is a ready market for our revolving credit agreement and it is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. Similarly, the fair values of our interest rate swaps were measured using a market approach which uses current industry information. There is a readily determinable market and these swaps are classified within level 2 of the fair value hierarchy. $0.4 million of the fair value of these swaps is classified as a current liability and the remaining $0.6 million is classified as a non-current liability on our Consolidated Balance Sheets. Refer to Note D, “Fair Value Measurements,” to our consolidated financial statements for further discussion.

Acquisitions

In December 2012, we acquired D&R for approximately $63.5 million in cash. D&R is a leading manufacturer of custom designed sensors, switches and electromechanical assemblies primarily serving the automotive light-vehicle market. This acquisition expanded our strategic automotive sensor product platform with new customers and a broader product portfolio. The acquisition brings new growth opportunities from sensor applications for safety systems and vehicle chassis management. Additionally, D&R brought strong sensor design and development engineering capabilities to complement our world-class engineering team.

The D&R acquisition was accounted for using the acquisition method of accounting whereby the total purchase price was allocated to tangible and intangible assets based on the estimated fair market values on the date of acquisition. These allocations were finalized as of December 31, 2013.

In January 2012, we acquired 100% of the common stock of Valpey-Fisher Corporation, a publicly held company located in Hopkinton, Massachusetts for approximately $14.7 million, net of cash acquired. Valpey-Fisher is a recognized technology leader in the design and manufacture of precision frequency crystal oscillators. This acquisition expanded our technology, and brought strong engineering capabilities and management leadership to support our strategic initiatives.

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

In January 2011, we acquired certain assets and assumed certain liabilities of Fordahl SA, a privately held company located in Brugg, Switzerland. This business was acquired with $2.9 million of cash on hand and expanded our frequency product portfolio. The assets acquired included machinery and equipment, inventory and certain intellectual property.

Liquidity and Capital Resources

Overview

Cash and cash equivalents were $124.4 million at December 31, 2013, compared to $109.6 million at December 31, 2012. Total debt decreased to $75.0 million on December 31, 2013 from $153.5 million on

CTS CORPORATION    7

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS (2011-2013)

(continued)

December 31, 2012, primarily due to the EMS divestiture. Total debt as a percentage of total capitalization was 20.2% at the end of 2013, compared with 36.4% at the end of 2012. Total debt as a percentage of total capitalization is defined as the sum of notes payable, current portion of long-term debt and long-term debt as a percentage of total debt and shareholders’ equity.

Working capital decreased $53.1 million in 2013 compared to 2012, primarily due to the EMS divestiture. The decrease in inventories of $49.5 million and accounts receivable of $26.7 million was partially offset by a decrease in accounts payable of $20.9 million.

Operating Activities

Net cash provided by operating activities was $37.6 million in 2013. Components of net cash provided by operating activities included the net loss of $3.9 million, depreciation and amortization expense of $21.2 million, restructuring and asset impairment charges of $11.9 million, amortization of retirement benefit adjustments of $8.1 million, equity-based compensation of $4.2 million, deferred income tax of $12.6 million, EMS loss on sale of $1.2 million, which were partially offset by a net changes in assets and liabilities of $3.6 million, change in the prepaid pension asset of $5.7 million and pension liability of $8.3 million. The changes in assets and liabilities, excluding the EMS divestiture, were primarily due to increased inventories of $2.5 million and increased accounts receivable of $6.1 million, partially offset by increased accounts payable and accrued liabilities of $5.4 million.

Net cash provided by operating activities was $41.7 million in 2012. Components of net cash provided by operating activities included net earnings of $20.3 million, depreciation and amortization expense of $19.6 million, restructuring and asset impairment charges of $6.4 million, and net changes in assets and liabilities of $3.2 million, which were partially offset by a change in the prepaid pension asset of $7.4 million and pension liability of $1.6 million. The changes in assets and liabilities were primarily due to decreased inventories of $18.8 million and decreased accounts receivable of $9.5 million partially offset by decreased accounts payable and accrued liabilities of $26.5 million. Accounts receivable decreased year-over-year primarily due to timing of sales, which were lower in the fourth quarter of 2012 than the fourth quarter of 2011.

Net cash provided by operating activities was $22.2 million in 2011. Components of net cash provided by operating activities included net earnings of $21.0 million and depreciation and amortization expense of $17.5 million, add-backs of other non-cash items such as equity-based compensation, amortization of retirement benefit, deferred income taxes, net insurance recovery, and restructuring charges totaling $7.6 million, which were partially offset by net changes in assets and liabilities of $13.8 million and an increase in prepaid pension asset of $9.4 million. The changes in assets and liabilities were primarily due to increased inventories of $16.1 million and decreased accrued liabilities of $6.6 million, partially offset by decreased accounts receivable of $8.3 million and increased accounts payable of $3.2 million.

Investing Activities

Net cash provided investing activities in 2013 was $62.8 million primarily from the proceeds from the sale of the EMS business of $75.0 million, partially offset by capital expenditures of $14.0 million.

Net cash used in investing activities in 2012 was $74.1 million, primarily for the D&R acquisition and Valpey-Fisher acquisition of $78.2 million, and capital expenditures of $13.5 million, partially offset by proceeds from Singapore sale-leaseback of $17.7 million.

Net cash used in investing activities was $16.4 million in 2011, primarily for capital expenditures of $15.6 million, capital expenditures to replace property damaged by casualty of $4.7 million and the Fordahl SA acquisition of $2.9 million, partially offset by insurance proceeds for property damage due to casualty of $6.8 million.

Financing Activities

Net cash used by financing activities in 2013 was $86.6 million, consisting primarily of a net decrease in long-term debt of $78.5 million, $6.2 million in treasury stock purchases and $4.9 million in dividend payments. The long-term debt reduction was achieved primarily by using the proceeds from the EMS divestiture to repay debt.

Net cash provided by financing activities in 2012 was $65.8 million, consisting primarily of a net increase in long-term debt of $79.1 million, offset by $10.4 million in common stock repurchases and $4.8 million in dividend payments.

8    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS (2011-2013)

(continued)

The additional debt was primarily used to fund the D&R and Valpey-Fisher acquisitions.

Net cash used in financing activities in 2011 was $2.6 million, consisting primarily of $4.1 million in dividend payments and $3.6 million in common stock repurchases, offset by a net increase in long-term debt of $4.4 million. The additional debt was primarily used to meet usual working capital requirements as sales increased.

Capital Resources

Refer to Note H, “Debt,” to our consolidated financial statements for further discussion.

On January 10, 2012, we amended our agreement governing our unsecured revolving credit facility originally entered into on November 18, 2010. This amendment provided for an increase in the revolving credit facility to $200 million and increased the accordion feature, whereby we can expand the facility to $300 million, subject to participating banks’ approval. Additionally, among other changes, the amendment reduced the applicable margin by 25 basis points, increased the total consideration we are permitted to pay for non-U.S.-based acquisitions, and extended the term of the revolving credit facility through January 10, 2017.

Long-term debt was comprised of the following at December 31:

($ in thousands)	2013	2012

Revolving credit facility, weighted-average interest rate of 1.9% (2013) and 1.8% (2012), due in 2017	$75,000	$153,500
Less current maturities	—	—

Total long-term debt	$75,000	$153,500

There was $75.0 million outstanding under the revolving credit facility at December 31, 2013 and $153.5 million outstanding under the revolving credit facility at December 31, 2012. We had $122.4 million available under the credit facility at December 31, 2013, net of standby letters of credit of $2.6 million, and $43.9 million available under the credit facility at December 31, 2012, net of standby letters of credit of $2.6 million. Interest rates on the revolving credit facility fluctuate based upon the London Interbank Offered Rate and our quarterly total leverage ratio. We pay a commitment fee on the undrawn portion of the revolving credit facility. The commitment fee varies based on the quarterly leverage ratio and was 0.30% percent per annum at December 31, 2013. The revolving credit facility requires, among other things, that we comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure to comply with these covenants could reduce our borrowing availability under the revolving credit facility. We were in compliance with all debt covenants at December 31, 2013. The revolving credit facility requires us to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving facility contains restrictions limiting our ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with subsidiaries and affiliates; and make stock repurchases and dividend payments.

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

These swaps are treated as cash flow hedges and consequently, the changes in fair value were recorded in Other Comprehensive Income. An unrealized gain of approximately $0.3 million was recorded in Other Comprehensive Income/(Loss) for the year ended December 31, 2013. Approximately $0.4 million was recorded as a current liability and $0.6 million recorded as a non-current liability in Other Long-term Obligations on the Consolidated Balance Sheets.

CTS CORPORATION    9

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS (2011-2013)

(continued)

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

In June 2013, our Board of Directors authorized a program to repurchase up to one million shares of CTS common stock in the open market. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2013, there were no shares repurchased under this program.

In August 2012, our Board of Directors authorized a program to repurchase up to one million shares of CTS common stock in the open market at a maximum price of $13 per share. In August 2013, our Board of Directors amended the program to remove the maximum price per share provision. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2013, we repurchased 419,190 shares, at a total cost of $6.2 million, or an average price of $14.80 per share, under this program. During 2012, we repurchased 531,695 shares, at a total cost of $4.7 million, or an average price of $8.87 per share, under this program.

In May 2008, our Board of Directors authorized a program to repurchase up to one million shares of CTS common stock in the open market at a maximum price of $13 per share. The authorization had no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2012, we repurchased 574,153 shares at a total cost of $5.7 million, or an average price of $9.85 per share, under this program. During 2011, we repurchased 403,347 shares at a total cost of $3.6 million, or an average price of $8.86 per share, under this program. No repurchases were made in 2010.

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

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2013, are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
($ in millions)	Total	2014	2015-2016	2017-2018	2019-beyond

Long-term debt, including interest	$79.8	$1.6	$3.1	$75.1	$—

Operating lease payments	13.0	3.8	4.4	3.3	1.5

Obligations related to uncertain tax positions	4.0	0.1	—	—	3.9

Purchase obligations	—	—	—	—	—

Retirement obligations	15.5	7.9	1.8	2.2	3.6

Total	$112.3	$13.4	$9.3	$80.6	$9.0

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

10    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS (2011-2013)

(continued)

Retirement obligations include defined benefit and other post-retirement benefits. Please refer to Note I, “Retirement Plans,” and Note A, “Summary of Significant Accounting Policies,” to our consolidated financial statements for additional information related to the retirement plans, including important assumptions.

We utilize a market-related approach in deriving the fair value of plan assets. We do not expect any significant change in the approach in 2014. For plan asset allocation details, please refer to Note I, “Retirement Plans,” to our consolidated financial statements. Our established asset allocation target is 60% stocks, 25% bonds, and 15% other. However, we may elect to make changes to the asset allocation based on the performance of different asset categories after conducting investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis.

During 2013, actual returns on plan assets deviated significantly from expected returns on plan assets. The deviation between expected and actual returns was primarily due to higher-than-expected market returns in our portfolio. We do not expect to make any cash contributions to the qualified U.S. defined benefit plans in the foreseeable future.

We have no off-balance sheet arrangements, except for operating leases, that have a material current effect or are reasonably likely to have a material future effect on our financial condition or changes in our financial condition.

As of December 31, 2013, the amount of cash and cash equivalents held by foreign subsidiaries was $109.7 million. If these funds are needed for our operations in the U.S., we would be required to accrue U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside the U.S. and our current plans do not require us to repatriate them to fund our U.S. operations, which have sufficient liquidity. Any repatriation may not result in significant cash income tax payments as the taxable event would likely be offset by the utilization of the then available net operating losses and tax credits.

2014 Outlook

We anticipate full-year 2014 sales to increase in the range of 4% to 6% over 2013 and diluted earnings per share to be in the range of $0.96 to $1.01. Earnings for 2014 are expected to show gradual improvement during the year, with a stronger second half.

Thailand EMS Manufacturing Facility Flood

During the fourth quarter of 2011, our Thailand EMS manufacturing facility was flooded. The flood damaged approximately $0.8 million of inventory and $0.5 million of fixed assets. We also incurred approximately $2.5 million of fixed costs at this facility. Local property insurance covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. We had business interruption insurance under these policies that covers the lost sales impact and fixed costs. The maximum amount covered under the local insurance policy was approximately $2.4 million. We also had a secondary global insurance policy that covered costs not covered by the local policy for up to approximately $25 million with a deductible of $250,000.

In 2011, the insurance carrier for the local policy indicated that we would be reimbursed for the maximum amount of $2.4 million. Consequently, we wrote off $0.5 million of inventory and $0.5 million of fixed assets to an insurance receivable and recorded a business interruption receivable of $1.4 million for fixed costs incurred. The remaining $1.1 million of fixed costs was recorded as a charge to Cost of Goods Sold in the Consolidated Statements of Operations for the year ended December 31, 2011.

In 2012, we received cash of approximately $24.6 million from our insurance carriers. Included in this amount were approximately $21.5 million for business interruption and the remaining $3.1 million for reimbursement of costs related to property damage. Part of this cash received was to relieve the insurance receivable balance of $2.4 million recorded at December 31, 2011.

Accordingly, we recorded a recovery of approximately $20.0 million for business interruption and $1.8 million for property damage in our Consolidated Statements of Operations for the year ended December 31, 2012. These recoveries reflect the final settlements with our insurance carriers.

CTS CORPORATION    11

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS (2011-2013)

(continued)

All Thailand EMS manufacturing facility flood-related expenses and insurance recoveries are reflected in discontinued operations.

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

As a result of the insurance coverage, in 2011, we recovered approximately $11.7 million from our insurance carriers. Out of the $11.7 million recovered, approximately $3.1 million was for business interruption and the remaining $8.6 million was for the replacement of damaged property. We recorded a recovery of approximately $2.7 million for business interruption and a recovery of $6.1 million for property damage in our Consolidated Statements of Operations for the year ended December 31, 2011.

In 2012, we recovered approximately $1.1 million from the Company’s insurance carriers and recorded a recovery of $0.9 million in our Consolidated Statements of Operations for the year ended December 31, 2012 for business interruption, after deducting $0.1 million for certain expenses and relieving the insurance receivable of approximately $0.1 million at December 31, 2011. These recoveries reflect the final settlements with our insurance carriers.

All Scotland EMS manufacturing facility fire-related expenses and insurance recoveries are reflected in discontinued operations.

Recent Accounting Pronouncements

ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”

In March 2013, the FASB issued Accounting Standards Update 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,” which requires an entity to release any related cumulative translation adjustment into net income when the entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights). Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This amendment also clarifies that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity (that is, irrespective of any retained investment) and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date. These provisions are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. CTS is in the process of evaluating the impact of these provisions on its consolidated financial statements. We do not expect these provisions to have a material impact on our financial statements.

ASU 2013-07, “Presentation of Financial Statements – Liquidation Basis of Accounting”

In April 2013, the FASB issued Accounting Standards Update 2013-07, “Presentation of Financial Statements – Liquidation Basis of Accounting,” which contains guidance on applying the liquidation basis of accounting and the

12    CTS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS (2011-2013)

(continued)

related disclosure requirements. Under the ASU, an entity must use the liquidation basis of accounting to present its financial statements when it determines that liquidation is imminent, unless the liquidation is the same as that under the plan specified in an entity’s governing documents created at its inception. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective or (b) a plan for liquidation is being imposed by other forces. The amendments require financial statements prepared using the liquidation basis of accounting to present relevant information about an entity’s expected resources in liquidation by measuring and presenting assets at the amount of the expected cash proceeds from liquidation. These amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. The provisions of ASU 2013-07 are not expected to have a material impact on CTS’ consolidated financial statements.

ASU 2013-10, “Derivatives and Hedging – Inclusion of the Fed Funds Effective Swap Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”

In July 2013, the FASB issued Accounting Standards Update 2013-10, “Derivatives and Hedging – Inclusion of the Fed Funds Effective Swap Rate as a Benchmark Interest Rate for Hedge Accounting Purposes,” which permit the Fed Funds Effective Swap Rate (Overnight Interest Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to UST and LIBOR. The amendments also remove the restriction on using different benchmark rates for similar hedges. These amendments are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. We do not expect these provisions to have a material impact on our financial statements.

ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists”

In July 2013, the FASB issued Accounting Standards Update 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists,” which provides guidance on financial statement presentation of an unrecognized tax benefit (UTB) when an NOL carry-forward, a similar tax loss, or a tax credit carry-forward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. Under this ASU, an entity with an unrecognized tax benefit that is ‘not available’ or not intended to be used at the reporting date to present the unrecognized tax benefit as a liability that should not be combined with deferred tax assets. Otherwise, the unrecognized tax benefit should be presented as a reduction to the related deferred tax asset. These amendments are effective for public entities for fiscal years beginning after December 15, 2013, and interim periods within those years. Early adoption is permitted. The amendments should be applied prospectively, although retroactive application is permitted. The provisions of ASU 2013-11 are not expected to have a material impact on our consolidated financial statements.

*****

CTS CORPORATION    13

R E P O R T   O F   I N D E P E N D E N T   R E G I S T E R E D

P U B L I C   A C C O U N T I N G   F I R M

Board of Directors and Shareholders

CTS Corporation

We have audited the internal control over financial reporting of CTS Corporation (an Indiana corporation) and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in the 1992 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting” (“Management’s Report”). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

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

In our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in the 1992 Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2013, and our report dated March 3, 2014 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP
Chicago, Illinois March 3, 2014

14  CTS CORPORATION

R E P O R T   O F   I N D E P E N D E N T   R E G I S T E R E D

P U B L I C   A C C O U N T I N G   F I R M

Board of Directors and Shareholders

CTS Corporation.

We have audited the accompanying consolidated balance sheets of CTS Corporation (an Indiana corporation) and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive earnings (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These financial statements and financial statement schedule(s) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CTS Corporation and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in the 1992 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2014 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP
Chicago, Illinois March 3, 2014

CTS CORPORATION  15

C T S     C O R P O R A T I O N    A N D    S U B S I D I A R I E S

C o n s o l i d a t e d     S t a t e m e n t s    o f    O p e r a t i o n s

(In thousands of dollars except per share amounts)

	Year ended December 31,
	2013	2012	2011

Net sales	$409,461	$304,481	$279,857
Costs and expenses:
Cost of goods sold	288,108	212,965	190,634
Insurance recovery for business interruption — Note N	—	(637)	—
Selling, general and administrative expenses	69,989	63,071	54,136
Research and development expenses	23,222	20,918	19,990
Restructuring and impairment charge — Note P	10,455	3,437	2,389
Gain on sale-leaseback — Note O	—	(10,334)	—

Operating earnings	17,687	15,061	12,708

Other (expense)/income:
Interest expense	(3,264)	(2,569)	(2,106)
Interest income	1,901	1,720	1,255
Other	1,739	232	459

Total other income/(expense)	376	(617)	(392)

Earnings from continuing operations before income taxes	18,063	14,444	12,316
Income tax expense — Note K	16,066	952	1,053

Earnings from continuing operations	1,997	13,492	11,263

Discontinued operations
(Loss)/earnings from discontinued operations (net of tax benefit of $162, net of tax of $5,657 and $4,317)	(778)	6,841	9,704
Loss on sale of EMS operations (net of tax of $3,923)	(5,148)	—	—

(Loss)/earnings from discontinued operations	(5,926)	6,841	9,704

Net (loss)/earnings	$(3,929)	$20,333	$20,967

Net earnings per share — Note E
Basic
Continuing operations	$0.06	$0.40	$0.33
Discontinued operations	(0.18)	0.20	0.28

Net (loss)/earnings attributable to CTS Corporation	$(0.12)	$0.60	$0.61

Diluted
Continuing operations	$0.06	$0.39	$0.32
Discontinued operations	(0.18)	0.20	0.28

Net (loss)/earnings attributable to CTS Corporation	$(0.12)	$0.59	$0.60

The accompanying notes are an integral part of the consolidated financial statements.

16    CTS CORPORATION

C T S     C O R P O R A T I O N     A N D     S U B S I D I A R I E S

C o n s o l i d a t e d     S t a t e m e n t s     o f     C o m p r e h e n s i v e     E a r n i n g s / (Loss)

(In thousands of dollars)

	Year ended December 31,
	2013	2012	2011

Net (loss)/earnings	$(3,929)	$20,333	$20,967
Other comprehensive earnings/(loss):
Cumulative translation adjustment (net of tax benefit of $210, $376 and net of tax of $51)	585	1,309	(251)
Defined benefit and post retirement benefit plans:
Net actuarial gain/(loss) (net of tax of $19,821, net of tax benefit of $6,150 and $19,660)	31,821	(10,047)	(30,947)
Amortization of prior service cost included in net earnings (net of tax of $221, $238 and $239)	277	367	372
Amortization of gain/(loss) included in net earnings (net of tax of $2,816, $2,422 and $1,688)	4,807	3,896	2,746
Settlements and curtailments included in net earnings (net of tax of $513, $111 and $262)	830	171	408
Foreign exchange impact, included in net earnings (net of tax benefit of $1, $64 and net of tax of $29)	3	(174)	81

Net defined benefit and post-retirement benefit plans	37,738	(5,787)	(27,340)

Unrealized gain on interest swaps treated as cash flow hedges:
Unrealized holding gain/(loss) arising during period (net of tax of $101 and net of tax benefit of $627)	188	(980)	—
Reclassification adjustments for losses included in net earnings (net of tax of $126)	196	—	—

Net change in unrealized holding loss on interest rate swaps	384	(980)	—

Other comprehensive earnings/(loss)	38,707	(5,458)	(27,591)

Comprehensive earnings	$34,778	$14,875	$(6,624)

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION    17

C T S    C O R P O R A T I O N     A N D     S U B S I D I A R I E S

C o n s o l i d a t e d     B a l a n c e     S h e e t s

(In thousands of dollars except share amounts)

	December 31,
	2013	2012

ASSETS

Current Assets
Cash and cash equivalents	$124,368	$109,571
Accounts receivable, less allowances (2013 — $139; 2012 — $811)	62,667	89,342
Inventories
Finished goods	9,814	16,267
Work-in-process	7,850	15,860
Raw materials	14,562	49,625

Total inventories	32,226	81,752
Current deferred tax asset — Note K	9,426	18,789
Other current assets	7,582	9,844

Total current assets	236,269	309,298
Property, plant and equipment
Land	3,938	4,481
Buildings and improvements	69,740	81,040
Machinery and equipment	193,179	248,897

Total property, plant and equipment	266,857	334,418
Accumulated depreciation	(191,988)	(240,693)

Net property, plant and equipment	74,869	93,725
Other assets
Prepaid pension asset — Note I	56,396	—
Goodwill — Note F	32,047	32,547
Other indefinite-lived intangible asset — Note F	690	870
Other intangible assets, net — Note F	40,092	50,108
Deferred income taxes — Note K	38,620	73,158
Other assets	1,282	1,484

Total other assets	169,127	158,167

Total Assets	$480,265	$561,190

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$47,052	$67,973
Accrued salaries, wages and vacation	20,822	14,080
Income taxes payable	2,666	2,493
Other accrued liabilities	24,580	30,494

Total current liabilities	95,120	115,040
Long-term debt — Note H	75,000	153,500
Long-term portion — interest rate swap — Note H	604	1,336
Other long-term obligations — Notes I and K	12,812	23,556
Contingencies — Note N	—	—
Shareholders’ Equity
Preferred stock — authorized 25,000,000 shares without par value; none issued	—	—
Common stock — authorized 75,000,000 shares without par value; 55,808,008 issued at December 31, 2013 and 55,263,082 issued at December 31, 2012	297,164	291,512
Additional contributed capital	39,631	40,008
Retained earnings	358,997	367,800
Accumulated other comprehensive loss	(81,897)	(120,604)

	613,895	578,716
Cost of common stock held in treasury (2013 — 22,249,144 and 2012 — 21,829,954 shares — Note L)	(317,166)	(310,958)

Total shareholders’ equity	296,729	267,758

Total Liabilities and Shareholders’ Equity	$480,265	$561,190

The accompanying notes are an integral part of the consolidated financial statements.

18    CTS CORPORATION

C T S     C O R P O R A T I O N     A N D     S U B S I D I A R I E S

C o n s o l i d a t e d     S t a t e m e n t s     o f     C a s h     F l o w s

(In thousands of dollars)

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net (loss)/earnings	$(3,929)	$20,333	$20,967
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	21,169	19,615	17,548
Prepaid pension asset — Note I	(5,744)	(7,432)	(9,363)
Pension liability — Note I	(8,332)	(1,597)	(737)
Amortization of retirement benefit adjustments — Note I	8,138	6,918	5,045
Equity-based compensation — Note J	4,219	4,099	3,746
Deferred income taxes — Note K	12,568	(201)	1,166
Restructuring charge — Note P	11,899	6,386	2,878
Loss on sale of EMS business — Note B	1,229	—	—
Gain on sale-leaseback transaction — Note O	—	(10,334)	—
Insurance recovery for business interruption and property damage — casualties	—	(22,662)	(10,149)
Insurance proceeds for business interruption and property damage other than property, plant and equipment — casualty	—	23,353	4,934
Changes in assets and liabilities, net of effects from acquisitions and divestitures:
Accounts receivable	(6,075)	9,500	8,345
Inventories	(2,511)	18,832	(16,131)
Accounts payable	4,716	(17,519)	3,171
Accrued liabilities	733	(8,958)	(6,607)
Income taxes payable	(15)	(7)	(876)
Other	(494)	1,328	(1,746)

Total adjustments	41,500	21,321	1,224

Net cash provided by operations	37,571	41,654	22,191

Cash flows from investing activities:
Proceeds from sale of assets	1,768	499	33
Capital expenditures	(13,982)	(13,464)	(15,574)
Capital expenditures to replace property, plant and equipment damaged in casualties	—	(2,859)	(4,733)
Insurance proceeds for property, plant and equipment damaged in casualties	—	2,250	6,767
Payment for acquisitions, net of cash acquired — Note C	—	(78,189)	(2,889)
Proceeds from sale of EMS business — Note B	75,000	—	—
Proceeds from sale-leaseback transaction	—	17,678	—

Net cash provided by/(used in) investing activities	62,786	(74,085)	(16,396)

Cash flows from financing activities:
Borrowings of long-term debt	3,786,000	5,540,700	1,967,000
Payments of long-term debt	(3,864,500)	(5,461,600)	(1,962,600)
Borrowings of short-term notes payable	2,218	2,271	3,103
Payments of short-term notes payable	(2,218)	(2,271)	(3,103)
Purchase of treasury stock	(6,208)	(10,374)	(3,575)
Dividends paid	(4,874)	(4,759)	(4,119)
Exercise of stock options	2,722	1,679	472
Other	294	160	206

Net cash (used in)/provided by financing activities	(86,566)	65,806	(2,616)

Effect of exchange rate changes on cash	1,006	(216)	(82)

Net increase in cash and cash equivalents	14,797	33,159	3,097
Cash and cash equivalents at beginning of year	109,571	76,412	73,315

Cash and cash equivalents at end of year	$124,368	$109,571	$76,412

Supplemental cash flow information
Cash paid during the year for:
Interest	$3,104	$2,258	$1,763
Income taxes — net	$6,431	$6,786	$4,730

Supplemental schedule of non-cash investing and financing activities:

Refer to Note C, “Acquisitions,” for further discussion on non-cash investing and financing activities.

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION    19

C T S  C O R P O R A T I O N  A N D  S U B S I D I A R I E S

C o n s o l i d a t e d  S t a t e m e n t s  o f  S h a r e h o l d e r s’  E q u i t y

(In thousands of dollars except share and per share amounts)

	Common Stock	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Earnings/ (Loss)	Treasury Stock	Total

Balances at January 1, 2011	$285,515	$37,775	$335,524	$(87,555)	$(297,009)	$274,250
Net earnings			20,967			20,967
Cumulative translation adjustment, net of tax of $51				(251)		(251)
Other comprehensive income, net of tax of $17,443
Prior service costs				372		372
Unrecognized loss				(27,712)		(27,712)
Cash dividends of $0.125 per share			(4,286)			(4,286)
Acquired 403,347 shares for treasury stock					(3,575)	(3,575)
Issued 59,263 shares on exercise of stock options — net	472					472
Issued 213,287 shares on vesting of restricted stock units	1,674	(2,566)				(892)
Tax benefit on vesting of restricted stock units		206				206
Stock compensation		3,746				3,746

Balances at December 31, 2011	$287,661	$39,161	$352,205	$(115,146)	$(300,584)	$263,297
Net earnings			20,333			20,333
Cumulative translation adjustment, net of tax benefit of $376				1,309		1,309
Unrealized loss on cash flow hedges, net of tax benefit $627				(980)		(980)
Other comprehensive income, net of tax benefit of $3,444
Prior service costs				367		367
Unrecognized loss				(6,154)		(6,154)
Cash dividends of $0.14 per share			(4,738)			(4,738)
Acquired 1,105,848 shares for treasury stock					(10,374)	(10,374)
Issued 197,480 shares on exercise of stock options — net	1,679	(6)				1,673
Issued 275,492 shares on vesting of restricted stock units	2,172	(3,430)				(1,258)
Tax benefit on vesting of restricted stock units		184				184
Stock compensation		4,099				4,099

Balances at December 31, 2012	$291,512	$40,008	$367,800	$(120,604)	$(310,958)	$267,758
Net loss			(3,929)			(3,929)
Cumulative translation adjustment, net of tax benefit of $210				585		585
Unrealized gain on cash flow hedges, net of tax of $225				384		384
Other comprehensive income, net of tax of $23,370
Prior service costs				277		277
Unrecognized gain				37,461		37,461
Cash dividends of $0.145 per share			(4,874)			(4,874)
Acquired 419,190 shares for treasury stock					(6,208)	(6,208)
Issued 266,043 shares on exercise of stock options — net	2,722	31				2,753
Issued 278,883 shares on vesting of restricted stock units	2,930	(4,744)				(1,814)
Tax benefit on vesting of restricted stock units		117				117
Stock compensation		4,219				4,219

Balances at December 31, 2013	$297,164	$39,631	$358,997	$(81,897)	$(317,166)	$296,729

The accompanying notes are an integral part of the consolidated financial statements.

20    CTS CORPORATION

N O T E S     T O     C O N S O L I D A T E D    F I N A N C I A L    S T A T E M E N T S

NOTE A — Summary of Significant Accounting Policies

Business: CTS Corporation (“CTS” or the “Company”) is a global manufacturer of electronic components and sensors. The Company designs, manufactures, assembles, and sells a broad line of electronic components and sensors. CTS operates manufacturing facilities located throughout North America, Asia and Europe and services major markets globally.

On October 2, 2013, the Company sold its electronics manufacturing solutions (“EMS”) business to Benchmark Electronics, Inc. (“Benchmark”) for approximately $75 million in cash. Due to the sale, EMS has been reported separately as discontinued operations. Refer to Note B, “Discontinued Operations.”

Principles of Consolidation: The consolidated financial statements include the accounts of CTS and its wholly-owned subsidiaries. Refer to Note C, “Acquisitions,” for a discussion of the acquisitions made by CTS. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity within the accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Foreign Currencies: The financial statements of CTS’ non-U.S. subsidiaries, except the United Kingdom (“U.K.”) subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. CTS’ Consolidated Statements of Operations from continuing operations include approximately $1.0 million of foreign currency gain for the year ended December 31, 2013, $0.1 million of foreign currency gain for the year ended December 31, 2012 and $0.1 million of foreign currency gain for the year ended December 31, 2011.

Approximately $0.3 million of foreign currency loss for the year ended December 31, 2013, $0.7 million of foreign currency gain for the year ended December 31, 2012 and $1.5 million of foreign currency gain for the year ended December 31, 2011 are included in discontinued operations.

The assets and liabilities of CTS’ U.K. subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the “accumulated other comprehensive earnings/(loss)” component of shareholders’ equity. Consolidated Statement of Operations accounts are translated at the average rates during the period.

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

CTS CORPORATION    21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

historical bad debts, customer concentrations, customer credit worthiness, and current economic trends. Uncollectible trade receivables are charged against the allowance for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted. Sales to any customer did not exceed 10% of total net sales for the years ended December 31, 2013, December 31, 2012 and December 31, 2011. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

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

CTS creates prototypes and tools related to R&D projects. A prototype is defined as a non-production intent constructed product. CTS also incurs engineering costs related to R&D activities. Such costs are incurred to support such activities to improve the reliability, performance and cost-effectiveness of our existing products and to design and develop innovative products that meet customer requirements for new applications. Furthermore, CTS may engage in activities that develop tooling machinery and equipment for its customers. Costs of molds, dies and other tools used to make products sold for which the company has a contractual guarantee for lump sum reimbursement from the customer are capitalized in other current assets. At December 31, 2013 and 2012, the company recorded $3.1 million and $1.4 million, respectively, within the Consolidated Balance Sheet in other current assets for costs of molds, dies, and other tools for which customer reimbursement is assured.

CTS may, from time to time, partially recover costs related to these activities from the customer. Any reimbursements received from customers are netted against such costs. The total amount received for the years ended December 31, 2013, 2012 and 2011 were $2.1 million, $3.2 million and $2.5 million, respectively.

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

Equity-Based Compensation: CTS recognizes expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Operations. CTS had stock options and restricted stock units outstanding at December 31, 2013. Refer to Note J, “Equity-Based Compensation.”

The Company estimates the fair value of stock option awards on the date of grant using the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of the Company’s common stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Operations.

22    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The grant date fair values of our service-based and our performance-based restricted stock units (“RSUs”) are the closing price of our common stock on the date of grant. The grant date fair value of our market-based RSUs is determined by using a simulation, or Monte Carlo, approach. Under this approach, stock returns from comparative group companies are simulated over the performance period, considering both stock returns volatility and the correlation of returns. The simulated results are then used to estimate the future payout based on the performance/payout relationship established by the conditions of the award. The future payout is discounted to the measurement date using the risk-free interest rate.

Both CTS’ stock options and RSUs primarily have a graded-vesting schedule. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

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

Income Taxes: Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, CTS considers tax regulations of the jurisdictions in which the Company operates, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on a “more-likely-than-not” criteria.

The Company recognizes the benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the “more-likely-than-not” threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Refer to Note K, “Income Taxes.”

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Depreciation on leasehold improvements is computed over the shorter of the useful lives of the improvements or the lease term. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gains or losses are included in operating earnings. Depreciation expense recorded from continuing operations was $12.3 million, $11.4 million and $10.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Depreciation expense recorded in discontinued operations was $3.2 million, $5.2 million and $4.5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

CTS assesses the carrying value of long-lived assets and the remaining useful lives whenever events or changes in circumstances indicate an impairment may have occurred. If the undiscounted future cash flows expected to result from the use of the related assets are less than the carrying value of such assets, an impairment charge may be required to reduce the carrying value of the long-lived assets to fair value. Refer to Note D, “Fair Value Measurements,” for further discussion.

Retirement Plans: CTS has various defined benefit and defined contribution retirement plans. CTS’ policy is to annually fund the defined benefit pension plans at or above the minimum required by law. CTS (1) recognizes the funded status of a benefit plan (measured as the difference between plan assets at fair value and the benefit obligation) in the Company’s statement of financial position; (2) recognizes the gains or losses and prior service

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

costs or credits that arise during the period but are not recognized as components of net periodic benefit/cost as a component of other comprehensive income; and (3) measures defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position. Refer to Note I, “Retirement Plans.”

Goodwill and Other Intangible Assets: CTS tests Goodwill for impairment annually and when an impairment triggering event occurs using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by senior management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. No impairment was recorded for the years ended December 31, 2013, 2012 and 2011.

CTS tests indefinite-lived intangibles for impairment annually and when an impairment triggering event occurs using a fair value approach at the reporting unit level. No impairment was recorded for the year ended December 31, 2013. For the year ended December 31, 2012, CTS wrote-off $30,000 of in-process research and development costs to the Consolidated Statements of Operations as the project related to in-process research and development costs was eliminated.

Generally, CTS amortizes the cost of other finite-lived intangibles over a straight-line basis using their estimated useful lives except for the cost of customer list intangibles acquired in the Tusonix, Inc. (“Tusonix”), Fordahl S.A. (“Fordahl”), Valpey-Fisher Corporation (“Valpey-Fisher”) and D&R Technologies, LLC (“D&R”) acquisitions, which are amortized using a 150% double-declining balance method over their estimated useful lives. CTS assesses useful lives based on the period over which the asset is expected to contribute to CTS’ cash flows. CTS reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. For the year ended December 31, 2013, CTS wrote-off approximately $0.2 million of customer-based intangibles to the Consolidated Statements of Operations. Refer to Note F, “Intangible Assets,” and Note D, “Fair Value Measurements.”

Financial Instruments: CTS’ financial instruments consist primarily of cash and cash equivalents, accounts receivable and payable, long-term debt, and interest rate swaps. CTS’ long-term debt consists of a revolving credit facility. The carrying values for cash and cash equivalents, and accounts receivable and payable and approximate fair value based on the short-term maturities of these instruments. CTS estimated the fair value of its long-term debt to be $75.0 million at December 31, 2013, which approximates its carrying value. There is a ready market for CTS’ revolving credit debt and is classified within Level 2 of the fair value hierarchy. The fair value of CTS’ interest rate swaps are measured using a market approach which uses current industry information. There is a readily determinable market and these swaps are classified within level 2 of the fair value hierarchy. Refer to Note D, “Fair Value Measurements.”

Amortization of Debt Issue Costs: CTS had debt issue costs related to the Company’s long-term debt that are being amortized using the straight-line method over the life of the debt. Amortization expense totaled $0.2 million in 2013, $0.2 million in 2012, and $0.2 million in 2011 and is included in interest expense in the accompanying Consolidated Statements of Operations.

Segment Reporting: In accordance with the guidance included in Accounting Standards Codification ASC 280, “Segment Reporting,” the Company reports as one segment. CTS is in one business, which is the Components and Sensors business. The products and services, customer base, distribution channel, manufacturing process, procurement and economic characteristics are similar throughout all of CTS’ operations.

Treasury Stock: CTS uses the cost method to account for its common stock repurchases. CTS purchased 419,190 and 1,105,848 shares of its common stock for approximately $6.2 million and $10.4 million during the years ended December 31, 2013 and 2012, respectively. Refer to Note L, “Treasury Stock,” for further discussion.

Reclassifications: Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2013, resulting in the sale of the EMS business.

24    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Recent Accounting Pronouncements

ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”

In March 2013, the FASB issued Accounting Standards Update 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,” which requires an entity to release any related cumulative translation adjustment into net income when the entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights). Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This amendment also clarifies that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity (that is, irrespective of any retained investment) and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date. These provisions are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. CTS is in the process of evaluating the impact of these provisions on the Company’s consolidated financial statements. The Company does not expect these provisions to have a material impact on its financial statements.

ASU 2013-07, “Presentation of Financial Statements – Liquidation Basis of Accounting”

In April 2013, the FASB issued Accounting Standards Update 2013-07, “Presentation of Financial Statements – Liquidation Basis of Accounting,” which contains guidance on applying the liquidation basis of accounting and the related disclosure requirements. Under the ASU, an entity must use the liquidation basis of accounting to present its financial statements when it determines that liquidation is imminent, unless the liquidation is the same as that under the plan specified in an entity’s governing documents created at its inception. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective or (b) a plan for liquidation is being imposed by other forces. The amendments require financial statements prepared using the liquidation basis of accounting to present relevant information about an entity’s expected resources in liquidation by measuring and presenting assets at the amount of the expected cash proceeds from liquidation. These amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. The provisions of ASU 2013-07 are not expected to have a material impact on its consolidated financial statements.

ASU 2013-10, “Derivatives and Hedging – Inclusion of the Fed Funds Effective Swap Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”

In July 2013, the FASB issued Accounting Standards Update 2013-10, “Derivatives and Hedging – Inclusion of the Fed Funds Effective Swap Rate as a Benchmark Interest Rate for Hedge Accounting Purposes,” which permit the Fed Funds Effective Swap Rate (Overnight Interest Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to UST and LIBOR. The amendments also remove the restriction on using different benchmark rates for similar hedges. These amendments are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Company does not expect these provisions to have a material impact on CTS’ financial statements.

ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists”

In July 2013, the FASB issued Accounting Standards Update 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists,” which provides guidance on financial statement presentation of an unrecognized tax benefit

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

(UTB) when an NOL carry-forward, a similar tax loss, or a tax credit carry-forward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. Under this ASU, an entity with an unrecognized tax benefit that is ‘not available’ or not intended to be used at the reporting date to present the unrecognized tax benefit as a liability that should not be combined with deferred tax assets. Otherwise, the unrecognized tax benefit should be presented as a reduction to the related deferred tax asset. These amendments are effective for public entities for fiscal years beginning after December 15, 2013, and interim periods within those years. Early adoption is permitted. The amendments should be applied prospectively, although retroactive application is permitted. The provisions of ASU 2013-11 are not expected to have a material impact on our consolidated financial statements.

NOTE B — Discontinued Operations

On October 2, 2013, the company completed the sale of its EMS Business to Benchmark for approximately $75 million in cash. Included were five manufacturing facilities located in Moorpark, CA, Londonderry, NH, Bangkok, Thailand, Matamoros, Mexico and San Jose, CA and approximately 1,000 employees.

The components of the net assets of EMS discontinued operations were:

(In thousands of dollars)	December 31,
2012

ASSETS
Current Assets
Accounts receivable, net	$36,816
Inventories, net	47,800
Current deferred tax asset	5,785
Other current assets	2,146

Total current assets	92,547
Property, plant and equipment, net	17,680
Goodwill	500
Other intangibles	4,960
Other assets	3,083

Total assets	$118,770

Current Liabilities
Accounts payable	$29,618
Accrued salaries, wages and vacation	3,147
Income taxes payable	634
Other accrued liabilities	6,428

Total current liabilities	39,827
Deferred taxes	1,956
Other liabilities	437

Total liabilities	42,220

Total Net Assets	$76,550

26    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The Condensed Statement of Operations of the EMS discontinued operations is:

(In thousands of dollars)	Year ended December 31,
	2013	2012	2011

Net sales	$155,055	$272,437	$308,649
Cost of goods sold	142,589	262,571	288,023
Insurance recovery for business interruption	—	(20,256)	(4,082)
Selling, general and administrative expenses	11,617	17,315	17,754
Insurance recovery for property damage	—	(1,769)	(6,067)
Restructuring and impairment charge	1,444	2,949	489

Operating (loss) / earnings	(595)	11,627	12,532
Interest (expense) / income, net	(61)	10	(11)
Other (expense) / income, net	(284)	861	1,500

(Loss) / earnings before income taxes	(940)	12,498	14,021
Income tax (benefit) / expense	(162)	5,657	4,317

Net (Loss)/Earnings from Discontinued Operations	$(778)	$6,841	$9,704

NOTE C — Acquisitions

On December 21, 2012, CTS acquired D&R, a privately-held company located in Carol Stream, Illinois and Juarez, Mexico for $63.5 million. D&R is a leading manufacturer of custom designed sensors, switches and electromechanical assemblies primarily serving the automotive light-vehicle market. This acquisition expanded CTS’ strategic automotive sensor product platform with new customers and a broader product portfolio. The acquisition also brought new growth opportunities from sensor applications for safety systems and vehicle chassis management. Additionally, D&R brought strong sensor design and development engineering capabilities to complement CTS’ world-class engineering team.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition:

Fair Values
($ in thousands)	At December 21, 2012

Current assets	$13,839
Property, plant and equipment	8,635
Goodwill	24,382
Amortizable intangible assets	20,900
In-process research and development	550
Other assets	678

Fair value of assets acquired	68,984
Less fair value of liabilities acquired	(5,484)

Net cash paid	$63,500

Included in current assets is the fair value of accounts receivable of $7,693,000. Goodwill recorded in connection with the above acquisition is primarily attributable to the synergies expected to arise after the Company’s acquisition of the business and the assembled workforce of the acquired business. The goodwill is deductible for tax purposes over a 15-year period.

The D&R acquisition is accounted for using the acquisition method of accounting whereby the total purchase price is allocated to tangible and intangible assets and liabilities based on the fair market values on the date of acquisition. CTS determines the purchase price allocations on the acquisition based on estimates of the fair values of the assets acquired and liabilities assumed. During the year ended December 31, 2013, the Company recorded a measurement period adjustment as a result of additional information provided by CTS’ external valuation consultants. This adjustment reduced customer list/relationships intangible assets by $6,228,000, increased other intangibles by $10,255,000 and increased other indefinite lived intangible assets increased by $50,000. Other measurement period adjustments were recorded for accounts receivable and accounts payable to reflect fair market values on the date of acquisition, which resulted in a decrease of $260,000 and an increase of $3,000, respectively. In addition, other accrued liabilities increased by $11,000. The net effect of these measurement period adjustments reduced goodwill by $3,803,000. The allocations for goodwill and other intangible assets are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

prepared by the Company’s management utilizing a third-party valuation report and other tools available to the Company, including review with the acquired company’s management and historical data from the Company’s prior acquisitions. The allocations pertaining to goodwill and other intangible assets were finalized in the fourth quarter of 2013.

The following table summarizes the net sales and earnings before income taxes of D&R that is included in CTS’ Consolidated Statements of Operations of continuing operations for the twelve months ended December 31, 2013 and December 31, 2012:

($ in thousands)	December 31, 2013	December 31, 2012

Net Sales	$49,248	$280
Earnings before income taxes	$2,599	$(1,168)

On January 23, 2012, CTS acquired 100% of the common stock of Valpey-Fisher, a publicly held company located in Hopkinton, Massachusetts for approximately $18.3 million. Valpey-Fisher is a recognized technology leader in the design and manufacture of precision frequency crystal oscillators. This acquisition expanded CTS’ technology, and brings strong engineering capabilities and management leadership to support the Company’s strategic initiatives. The Valpey-Fisher acquisition was accounted for using the acquisition method of accounting whereby the total purchase price was allocated to tangible and intangible assets and liabilities based on the fair market values on the date of acquisition. CTS determined the purchase price allocations on the acquisition based on the fair values of the assets acquired and liabilities assumed. CTS finalized the purchase price allocation at December 31, 2012.

The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition:

Fair Values
($ in thousands)	At January 23, 2012

Current assets	$9,530
Property, plant and equipment	6,231
Goodwill	7,665
Amortizable intangible assets	2,420
In-process research and development	400
Other assets	231

Fair value of assets acquired, including $3,578 cash acquired	26,477
Less fair value of liabilities acquired	(8,210)

Net assets acquired	18,267
Cash acquired	3,578

Net cash paid	$14,689

Included in current assets is the fair value of accounts receivable of $2,479,000. Goodwill recorded in connection with the above acquisition is primarily attributable to the synergies expected to arise after the Company’s acquisition of the business and the assembled workforce of the acquired business. None of the goodwill is deductible for tax purposes.

The following table summarizes the net sales and earnings before income taxes of Valpey-Fisher that is included in CTS’ Consolidated Statements of Operations since the acquisition date, January 23, 2012, which is included in the Consolidated Statement of Operations of continuing operations for the twelve months ended December 31, 2012:

($ in thousands)	December 31, 2013	December 31, 2012

Net Sales	$16,980	$15,191
Earnings before income taxes	$(1,132)	$1,123

28    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following table summarizes the combined net sales and earnings before income taxes from continuing operations of CTS, D&R and Valpey-Fisher on a pro forma basis as if the D&R and Valpey-Fisher acquisitions had occurred on January 1, 2011:

($ in thousands)	December 31, 2012 (Unaudited Proforma)	December 31, 2011 (Unaudited Proforma)

Net Sales	$355,463	$343,365
Earnings before income taxes	$17,669	$11,776

In January 2011, CTS acquired certain assets and assumed certain liabilities of Fordahl, a privately held company located in Brugg, Switzerland. This business was acquired for approximately $2.9 million, net of cash acquired. The assets acquired included inventory, accounts receivable, leasehold improvements, machinery and equipment, and certain intangible assets. CTS determined the purchase price allocations on the acquisition based on estimates of the fair values of the assets acquired and liabilities assumed. CTS finalized the purchase price allocation at December 31, 2011. The Fordahl product line includes high-performance temperature compensated crystal oscillators and voltage controlled crystal oscillators. This product line expanded CTS’ frequency product portfolio from clock and crystals to highly-engineered precision ovenized oscillators.

NOTE D — Fair Value Measurements

U.S. GAAP stipulates that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below the carrying amount. As a first step, CTS evaluated certain qualitative factors such as general market, macro-economic conditions, entity-specific events and overall past and projected financial performance of its business operations that could affect CTS’ recorded goodwill.

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

In 2013, two step testing was performed by the Company’s management utilizing a third-party valuation report and other tools available to the Company. As of December 31, 2013, it was concluded that the estimated implied fair value of goodwill exceeded the carrying value. Accordingly, no goodwill impairment was required.

The table below summarizes the assets measured on a non-recurring basis that were recorded as of December 31, 2013 and the losses recorded during the period ended December 31, 2013 on those assets:

($ in thousands) Description	Carrying Value at December 31, 2013	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2013
Goodwill	$32,047	$—	$—	$32,047	$—
Intangible assets, other than goodwill	199	—	—	199	(233)
Long-lived assets	11,102	—	—	11,102	(3,592)

During the second quarter of 2013, CTS initiated the June 2013 restructuring plan which impacted certain locations. This was considered a triggering event and the Company performed an impairment analysis for the impacted intangibles and long-lived assets. The resulting intangible impairment loss related to customer based intangibles. The fair value of the intangible and long-lived assets were measured and recorded using an income approach. Projected future cash flows related to these assets were used under this approach to determine their fair values. CTS recorded an impairment charge of approximately $3,825,000 for the twelve months ended December 31, 2013. The impairment charge was recorded under “Restructuring and Impairment Charge” on the Company’s Consolidated Statements of Operations. Of the $3,825,000, $534,000 was included in Discontinued Operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The table below summarizes the recurring financial liability that was measured at carrying value, which approximates fair value on a recurring basis as of December 31, 2013:

($ in thousands) Description	Carrying Value at December 31, 2013	Quo(ted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2013
Interest rate swap	$996	$—	$996	$—	$322

The fair value of CTS’ interest rate swaps were measured using a market approach which uses current industry information. There is a readily determinable market and these swaps are classified within level 2 of the fair value hierarchy. Of the $996,000, $392,000 of the fair value of these swaps is classified as a current liability and the remaining $604,000 is classified as a non-current liability on CTS’ Consolidated Balance Sheets.

The table below summarizes the recurring financial liability that was measured at carrying value, which approximates fair value on a recurring basis as of December 31, 2012:

($ in thousands) Description	Carrying Value at December 31, 2012	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2012
Interest rate swap	$ 1,607	$—	$1,607	$—	$—

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

The table below provides a reconciliation of the recurring financial liability related to interest rate swaps:

($ in thousands)	Interest Rate Swaps

Balance at January 1, 2012	$—
Total gains/(losses) for the period:
Included in earnings	—
Included in other comprehensive income	(1,607)

Balance at January 1, 2013	$(1,607)
Total gains/(losses) for the period:
Included in earnings	322
Included in other comprehensive income	289

Balance at December 31, 2013	$(996)

CTS’ long-term credit consists of a revolving credit facility. There is a readily determinable market for CTS’ revolving credit debt and it is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. The fair value of long-term debt was measured using a market approach which uses current industry information and approximates carrying value.

NOTE E — Earnings Per Share

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

30    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The calculations below provide net (loss)/earnings from continuing operations, weighted average common shares outstanding, and the resultant earnings per share from continuing operations for both basic and diluted EPS for the years ended December 31, 2013, 2012, and 2011.

($ in thousands, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)	Per Share Amount

2013
Basic EPS from continuing operations	$1,997	33,601	$0.06
Effect of dilutive securities:
Equity-based compensation plans	—	648

Diluted EPS from continuing operations	$1,997	34,249	$0.06

2012
Basic EPS from continuing operations	$13,492	33,922	$0.40
Effect of dilutive securities:
Equity-based compensation plans	—	601

Diluted EPS from continuing operations	$13,492	34,523	$0.39

2011
Basic EPS from continuing operations	$11,263	34,321	$0.33
Effect of dilutive securities:
Equity-based compensation plans	—	685

Diluted EPS from continuing operations	$11,263	35,006	$0.32

The following table shows the securities that could potentially dilute EPS in the future, but have been excluded from the 2013, 2012, and 2011 dilutive earnings per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

	Year ended December 31,
(Number of shares in thousands)	2013	2012	2011

Stock options	—	346	539

NOTE F — Intangible Assets

CTS has the following intangible assets as of December 31:

	2013		2012

($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Amortized intangible assets:
Customer lists/relationships	$51,804	$(21,490)	$63,774	$(25,084)
Patents	10,319	(10,319)	10,319	(10,319)
Other intangibles	12,270	(2,492)	12,090	(672)

Total	74,393	(34,301)	86,183	(36,075)
In-process research & development	690	—	870	—
Goodwill	32,047	—	32,547	—

Total net intangible assets	$107,130	$(34,301)	$119,600	$(36,075)

The following table reconciles the beginning and ending balances of CTS’ goodwill for the periods ended December 31, 2013 and December 31, 2012:

($ in thousands)	Total

Balance at January 1, 2012	$500
Valpey-Fisher acquisition	7,665
D&R acquisition	24,382

Balance at December 31, 2012	32,547
2013 reduction – sale of EMS business	(500)

Balance at December 31, 2013	$32,047

During the year ended December 31, 2013, CTS retrospectively adjusted the provisional amounts recognized at the acquisition date for the D&R acquisition in December 2012. Customer lists/relationships were reduced by $6,228,000, Other intangibles were increased by $10,255,000, in-process research and development were increased by $50,000 and Goodwill was reduced by $3,803,000 as a result of additional information provided by CTS’ third-party consultants. The D&R allocations pertaining to goodwill and other intangible assets were finalized in the fourth quarter of 2013. See Note C “Acquisitions,” for further discussion.

CTS recorded amortization expense from continuing operations of $5.0 million, $2.1 million, and $1.7 million for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

the years ended December 31, 2013, 2012, and 2011, respectively. The weighted average remaining amortization period for the amortizable intangible assets is 11.7 years. The weighted average remaining amortization period for customer lists/relationships is 12.7 years and for the other intangibles is 8.5 years. CTS estimates remaining amortization expense of $4.2 million in 2014, $3.9 million in 2015, $3.6 million in 2016, $3.6 million in 2017, $3.5 million in 2018 and $21.3 million thereafter.

The intangibles related to EMS were part of the sale to Benchmark. Of the net intangibles, excluding goodwill and in-process research and development at December 2012, $5.0 million was related to EMS. Of the goodwill at December 31, 2012, $0.5 million related to EMS. CTS recorded amortization expense in discontinued operations of $0.7 million, $0.9 million, and $0.9 million for the years ended December 31, 2013, 2012, and 2011, respectively.

NOTE G — Notes Payable

CTS had line of credit arrangements of $1.6 million and $14.4 million at December 31, 2013 and 2012, respectively. No amount was outstanding at December 31, 2013 and 2012. These arrangements are generally subject to annual renewal and renegotiation, have no financial covenants, and may be withdrawn at the banks’ option. All the line of credit arrangements at December 31, 2013 are unsecured. The majority of the line of credit arrangements at December 31, 2012 were unsecured. However, one line of credit for $0.7 million was secured by the land and building in Thailand. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 4.25% in 2013 and 2012.

NOTE H — Debt

On January 10, 2012, CTS amended its unsecured revolving credit facility, originally entered into on November 18, 2010. This amendment provided for an increase in the revolving credit facility to $200 million and increased the accordion feature, whereby CTS can expand the facility to $300 million, subject to participating banks’ approval. Additionally, among other changes, the amendment reduced the applicable margin by 25 basis points, increased the total consideration the Company is permitted to pay for non-U.S.-based acquisitions, and extended the term of the credit facility through January 10, 2017.

Long-term debt was comprised of the following at December 31:

($ in thousands)	2013	2012

Revolving credit facility, weighted-average interest rate of 1.9% (2013) and 1.8% (2012), due in 2017	$75,000	$153,500
Less current maturities	—	—

Total long-term debt	$75,000	$153,500

There was $75 million outstanding under the revolving credit facility at December 31, 2013 and $153.5 million at December 31, 2012. The Company had $122.4 million available under the revolving credit facility at December 31, 2013, net of standby letters of credit of $2.6 million, and $43.9 million available at December 31, 2012, net of standby letters of credit of $2.6 million. Interest rates on the revolving credit facility fluctuate based upon the London Interbank Offered Rate and the Company’s quarterly total leverage ratio. CTS pays a commitment fee on the undrawn portion of the revolving credit facility. The commitment fee varies based on the quarterly leverage ratio and was 0.30 percent per annum at December 31, 2013. The revolving credit facility requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit facility. CTS was in compliance with all debt covenants at December 31, 2013. The revolving credit facility requires CTS to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving credit facility contains restrictions limiting CTS’ ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS’ subsidiaries and affiliates; and make stock repurchases and dividend payments.

CTS uses interest rate swaps to convert a portion of the line of credit’s variable rate of interest into a fixed rate. During the second quarter of 2012, CTS entered into four

32    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

separate interest rate swap agreements to fix interest rates on $50 million of long-term debt for the periods January 2013 to January 2017. In the third quarter of 2012, CTS entered into four separate interest rate swap agreements to fix interest rates on $25 million of long-term debt for the periods January 2013 to January 2017. The difference to be paid or received under the terms of the swap agreements, will be recognized as an adjustment to interest expense for the related line of credit when settled.

These swaps are treated as cash flow hedges, and consequently, the changes in fair value were recorded in Other Comprehensive Income. An unrealized gain before tax of approximately $289,000 was recorded in Other Comprehensive Earnings/(Loss) for the year ended December 31, 2013. An unrealized loss of approximately $1,607,000 was recorded in Other Comprehensive Earnings/(Loss) for the year ended December 31, 2012. CTS also reclassed approximately $322,000 of realized loss out of other comprehensive income to interest expense for the year ended December 31, 2013. No realized amounts were reclassed out of other comprehensive income to interest expense for the year ended December 31, 2012. Approximately $392,000 was recorded as a current liability and $604,000 recorded as a non-current liability in Other Long-term Obligations on the Consolidated Balance Sheets at December 31, 2013. Approximately $271,000 was recorded as a current liability and $1,336,000 was recorded as a non-current liability in Other Long-term Obligations on the Consolidated Balance Sheets at December 31, 2012. The balance recorded as a current liability is expected to be reclassified into earnings in 2014 based on the prevailing interest rate at December 31, 2013.

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

NOTE I — Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans (“Pension Plans”) covering approximately 13% of its active employees. Pension Plans covering salaried employees provide pension benefits that are based on the employees´ years of service and compensation prior to retirement. Pension Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

The Company recognizes the funded status of a benefit plan in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the projected benefit obligation. The Company also recognizes, as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit/cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The measurement dates for the Pension Plans for the Company’s domestic and foreign locations was December 31, 2013 and 2012. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans domestic and foreign locations plan at that measurement dates.

	Domestic Pension Plans		Foreign Pension Plans
($ in thousands)	2013	2012	2013	2012

Accumulated benefit obligation	$264,828	$269,657	$15,150	$15,207

Change in projected benefit obligation:
Projected benefit obligation at January 1	$274,497	$253,574	$16,220	$14,335
Service cost	2,435	2,735	110	125
Interest cost	11,046	11,935	536	571
Benefits paid	(13,526)	(17,106)	(1,297)	(661)
Actuarial (gain)/ loss	(5,473)	23,359	295	1,190
(Gain)/loss due to curtailment	(4,151)	—	—	—
Foreign exchange impact and other	—	—	163	660

Projected benefit obligation at December 31	$264,828	$274,497	$16,027	$16,220

Change in plan assets:
Assets at fair value at January 1	$265,622	$248,630	$13,369	$11,476
Actual return on assets	62,012	30,067	209	456
Company contributions	103	4,031	2,307	1,563
Benefits paid	(13,526)	(17,106)	(1,297)	(661)
Foreign exchange impact and other	—	—	279	535

Assets at fair value at December 31	$314,211	$265,622	$14,867	$13,369

Funded status (plan assets less projected benefit obligations)	$49,383	$(8,875)	$(1,160)	$(2,851)

The measurement dates for the other post retirement plan were December 31, 2013 and 2012. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the other post retirement plan at that measurement dates.

	Other Postretirement Benefit Plan
($ in thousands)	2013	2012

Accumulated benefit obligation	$4,916	$5,665

Change in projected benefit obligation:
Projected benefit obligation at January 1	$5,666	$5,366
Service cost	7	9
Interest cost	223	255
Actuarial (gain)/loss	(798)	226
Benefits paid	(182)	(190)

Projected benefit obligation at December 31	$4,916	$5,666

Change in plan assets:
Assets at fair value at January 1	$—	$—
Actual return on assets	—	—
Company contributions	182	190
Benefits paid	(182)	(190)
Other	—	—

Assets at fair value at December 31	$—	$—

Funded status (plan assets less projected benefit obligations)	$(4,916)	$(5,666)

The components of the prepaid (accrued) cost of the domestic and foreign pension plans, net are classified in the following lines in the Consolidated Balance Sheets at December 31:

	Domestic Pension Plans		Foreign Pension Plans
($ in thousands)	2013	2012	2013	2012

Prepaid pension asset	$55,839	$—	$557	$—
Other accrued liabilities	(4,814)	(967)	—	—
Other long-term obligations	(1,642)	(7,908)	(1,717)	(2,851)

	$49,383	$(8,875)	$(1,160)	$(2,851)

The components of the prepaid (accrued) cost of the other postretirement benefit plan, net are classified in the following lines in the Consolidated Balance Sheets at December 31:

	Other Postretirement Benefit Plan
($ in thousands)	2013	2012

Other accrued liabilities	$(341)	$(361)
Other long-term obligations	(4,575)	(5,305)

	$(4,916)	$(5,666)

34    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

CTS has also recorded the following amounts to Accumulated Other Comprehensive Loss for the domestic and foreign pension plans, net of tax:

	Domestic Pension Plans			Foreign Pension Plans
($ in thousands)	Unrecognized Loss	Prior Service Cost	Total	Unrecognized Loss	Prior Service Cost	Total

Balance at January 1, 2012	$110,801	$1,046	$111,847	$3,632	$—	$3,632
Amortization of retirement benefits, net of tax	(3,684)	(367)	(4,051)	(236)	—	(236)
Settlements and curtailments	(171)	—	(171)	—	—	—
Net actuarial gain/(loss)	8,987	—	8,987	922	—	922
Foreign exchange impact	—	—	—	174	—	174

Balance at January 1, 2013	$115,933	$679	$116,612	$4,492	$—	$4,492
Amortization of retirement benefits, net of tax	(4,509)	(277)	(4,786)	(298)	—	(298)
Settlements and curtailments	(428)	(402)	(830)	—	—	—
Net actuarial gain/(loss)	(31,778)	—	(31,778)	451	—	451
Foreign exchange impact	—	—	—	(3)	—	(3)

Balance at December 31, 2013	$79,218	$—	$79,218	$4,642	$—	$4,642

CTS has also recorded the following amounts to Accumulated Other Comprehensive loss for other postretirement benefit plan, net of tax:

	Other Postretirement Benefit Plan
($ in thousands)	Unrecognized (Gain)	Prior Service Cost	Total

Balance at January 1, 2012	$(423)	$—	$(423)
Amortization of retirement benefits, net of tax	24	—	24
Net actuarial gain/(loss)	138	—	138

Balance at January 1, 2013	$(261)	$—	$(261)
Amortization of retirement benefits, net of tax	—	—	—
Net actuarial gain/(loss)	(494)	—	(494)

Balance at December 31, 2013	$(755)	$—	$(755)

CTS expects to recognize, on a pre-tax basis, approximately $5.9 million of losses in 2014 related to its Pension Plans. CTS does not expect to recognize any significant amounts of the Other Postretirement Benefit Plan unrecognized amounts in 2014.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31 is shown below:

($ in thousands)	2013	2012

Projected benefit obligation	$10,098	$22,471
Accumulated benefit obligation	4,807	21,022
Fair value of plan assets	1,923	13,369

Net pension expense/(income) for the years ended on December 31 include the following components:

	Domestic Pension Plans			Foreign Pension Plans
($ in thousands)	2013	2012	2011	2013	2012	2011

Service cost	$2,435	$2,735	$2,749	$110	$125	$141
Interest cost	11,046	11,935	12,246	536	571	598
Expected return on plan assets (1)	(20,217)	(21,506)	(23,665)	(474)	(445)	(573)
Amortization of unrecognized:
Prior service cost	498	605	611	—	—	—
Loss/(gain)	7,245	6,062	4,164	378	296	275
Additional cost due to early retirement	692	282	670	—	—	—
Curtailment loss	651	—	—	—	—	—

Net expense/(income)	$2,350	$113	$(3,225)	$550	$547	$441

Weighted-average actuarial assumptions (2)
Benefit obligation assumptions:
Discount rate	4.84%	4.06%	4.91%	3.85%	3.46%	3.93%
Rate of compensation increase	3.00%	3.00%	3.00%	0.56%	0.69%	0.77%
Pension expense/(income) assumptions:
Discount rate	4.06%	4.91%	5.51%	3.46%	3.86%	4.38%
Expected return on plan assets (1)	7.75%	8.00%	8.50%	3.10%	3.00%	3.60%
Rate of compensation increase	3.00%	3.00%	4.18%	0.69%	0.72%	0.72%

(1)	Expected return on plan assets is net of expected investment expenses and certain administrative expenses.
(2)	During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Net postretirement expense for the years ended on December 31 include the following components:

	Other Postretirement Benefit Plan
($ in thousands)	2013	2012	2011

Service cost	$7	$9	$15
Interest cost	223	255	287
Amortization of unrecognized:
Loss/(gain)	—	(40)	(5)

Net (income)/expense	$230	$224	$297

Weighted-average actuarial assumptions (1)
Benefit obligation assumptions:
Discount rate	4.84%	4.06%	4.91%
Rate of compensation increase	0%	0%	0%
Pension income/postretirement Expense assumptions:
Discount rate	4.06%	4.91%	5.51%
Rate of compensation increase	0%	0%	0%

(1)	During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

In the fourth quarter of 2013, a modification was made to the CTS Corporation Domestic Pension Plans freezing benefits for all salaried and non-bargaining unit hourly participants effective December 31, 2013. We recorded a curtailment charge of $0.7 million for the year ended December 31, 2013 in conjunction with the freeze.

The discount rate utilized to estimate CTS’ pension and postretirement obligations is based on market conditions at December 31, 2013, and is determined using a model consisting of high quality bond portfolios that match cash flows of the plans’ projected benefit payments based on the plan participants’ service to date and their expected future compensation. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high quality bonds whose maturity dates match the timing and amount of expected future benefit payments.

The discount rate used to determine 2013 pension income and postretirement expense for CTS’ pension and postretirement plans is based on market conditions at December 31, 2012 and is the interest rate used to estimate interest incurred on the outstanding projected benefit obligations during the period.

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

CTS´ pension plan asset allocation at December 31, 2013 and 2012, and target allocation for 2014 by asset category are as follows:

	Target Allocations	Percentage of Plan Assets at December 31,
Asset Category	2014	2013	2012

Equity securities (1)	60%	67%	62%
Debt securities	25%	20%	24%
Other	15%	13%	14%

Total	100%	100%	100%

(1)	Equity securities include CTS common stock in the amounts of approximately $29.0 million (9% of total plan assets) at December 31, 2013 and approximately $15.6 million (6% of total plan assets) at December 31, 2012.

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

36    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following table summarizes the fair values of CTS’ pension plan assets at December 31:

($ in thousands)	2013	2012

Equity securities — U.S. holdings(1)	$175,293	$143,215
Equity securities — non-U.S. holdings (1)	16,866	29,153
Equity funds — International LP (1)	15,711	—
Equity funds — U.S. LP (1)	12,454	—
Corporate Bonds (2)	50,199	51,009
Cash and cash equivalents (3)	9,994	10,827
Debt securities issued by U.S., state and local governments (5)	10,487	10,117
Partnerships (7)	9,010	6,330
Long/short equity-focused hedge funds(6)	11,147	9,937
International hedge funds (4)	10,958	10,395
Mortgage-backed securities (8)	5,176	6,139
Fixed annuities (9)	1,620	1,681
Other asset-backed securities	163	188

Total fair value of plan assets	$329,078	$278,991

The fair values at December 31, 2013 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Equity securities – U.S. holdings(1)	$175,293	$—	$—	$175,293
Equity securities – non-U.S. holdings(1)	16,866	—	—	16,866
Equity funds – International LP (1)	—	15,711	—	15,711
Equity funds – U.S. LP(1)	—	12,454	—	12,454
Corporate Bonds (2)	—	50,199	—	50,199
Cash and cash equivalents (3)	9,994	—	—	9,994
Debt securities issued by U.S. and U.K., state and local governments (5)	—	10,487	—	10,487
Partnerships (7)	—	—	9,010	9,010
Long/short equity-focused hedge funds (6)	—	—	11,147	11,147
International hedge funds (4)	—	—	10,958	10,958
Mortgage-backed securities (8)	—	5,176	—	5,176
Fixed annuity contracts(9)	—	—	1,620	1,620
Other asset-backed securities	—	163	—	163

Total	$202,153	$94,190	$32,735	$329,078

The fair values at December 31, 2012 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Equity securities – U.S. holdings(1)	$143,215	$—	$—	$143,215
Equity securities – non-U.S. holdings(1)	29,153	—	—	29,153
Corporate Bonds (2)	—	51,009	—	51,009
Cash and cash equivalents (3)	10,827	—	—	10,827
International hedge fund (4)	—	—	10,395	10,395
Debt securities issued by U.S., state and local governments (5)	—	10,117	—	10,117
Long/short equity-focused hedge fund (6)	—	—	9,937	9,937
Partnerships (7)	—	—	6,330	6,330
Mortgage-backed securities (8)	—	6,139	—	6,139
Fixed annuity contracts(9)	—	—	1,681	1,681
Other asset-backed securities	—	188	—	188

Total	$183,195	$67,453	$28,343	$278,991

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

(5)	Comprised of investment grade securities that are backed by the U.S., state or local governments.
(6)	The hedge fund manager utilizes fundamental research and invests in equities both long (seeking price appreciation) and short (expectation that the stock will fall) instruments.
(7)	Comprised of partnerships that invest in various U.S. and international industries.
(8)

Comprised of investment grade securities in which approximately $1.1 million and $4.9 million are backed by the U.S. government for the years ended December 31, 2013 and December 31, 2012, respectively, and the remainder by commercial real estate.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

•	Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable.

The table below reconciles the Level 3 international hedge fund assets within the fair value hierarchy:

($ in thousands)	Amount

Fair value of Level 3 hedge fund assets at December 31, 2011	$—
Capital contributions	10,000
Realized and unrealized gain	395

Fair value of Level 3 hedge fund assets at December 31, 2012	$10,395
Capital contributions	—
Realized and unrealized gain	563

Fair value of Level 3 hedge fund assets at December 31, 2013	$10,958

The table below reconciles the Level 3 long/short equity-focused hedge fund assets within the fair value hierarchy:

($ in thousands)	Amount

Fair value of Level 3 hedge fund assets at December 31, 2011	$—
Capital contributions	10,000
Realized and unrealized loss	(63)

Fair value of Level 3 hedge fund assets at December 31, 2012	$9,937

Capital contributions	4,650
Capital distributions	(4,697)
Realized and unrealized gain	1,257

Fair value of Level 3 hedge fund assets at December 31, 2013	$11,147

The hedge fund manager reviews the net asset values of the underlying portfolio of hedge funds and also the hedge fund positions within the portfolio. If the positions cannot be exited within one year these funds are considered level 3 investments within the fair value hierarchy.

The table below reconciles the Level 3 partnership assets within the fair value hierarchy:

($ in thousands)	Amount

Fair value of Level 3 partnership assets at January 1, 2012	$3,586
Capital contributions	3,763
Net ordinary gain attributable to partnership assets	2
Realized and unrealized gain	688
Capital distributions	(1,709)

Fair value of Level 3 partnership assets at December 31, 2012	6,330
Capital contributions	2,462
Net ordinary gain attributable to partnership assets	—
Realized and unrealized gain	822
Capital distributions	(604)

Fair value of Level 3 partnership assets at December 31, 2013	$9,010

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

38    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The table below reconciles the Level 3 fixed annuity contracts within the fair value hierarchy:

($ in thousands)	Amount

Fair value of Level 3 fixed annuity contracts at January 1, 2012	$1,538
Purchases	—
Benefits paid	(106)
Net gain	249

Fair value of Level 3 fixed annuity contracts at December 31, 2012	1,681
Purchases	—
Benefits paid	(108)
Net gain	47

Fair value of Level 3 fixed annuity contracts at December 31, 2013	$1,620

The expected contributions to be made by CTS to the domestic and foreign pension plans during 2014 are $4.8 million and $7.1 million, respectively. The expected contributions to be made by CTS to the other postretirement benefit plan during 2014 are $0.3 million.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Domestic Pension Plans	Foreign Pension Plans	Other Postretirement Benefit Plan

2014	$19,820	$478	$341
2015	16,033	466	340
2016	16,335	618	337
2017	16,582	470	333
2018	16,976	620	328
Thereafter	84,843	4,383	1,527

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee’s annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $4.7 million in 2013, $5.1 million in 2012, and $4.5 million in 2011.

NOTE J — Equity-Based Compensation

At December 31, 2013, CTS had four equity-based compensation plans: the 2001 Stock Option Plan (“2001 Plan”), the Nonemployee Directors’ Stock Retirement Plan (“Directors’ Plan”), the 2004 Omnibus Long-Term Incentive Plan (“2004 Plan”), and the 2009 Omnibus Equity and Performance Incentive Plan (“2009 Plan”). All of these plans, except the Directors’ Plan, were approved by CTS’ shareholders. As of December 31, 2009, additional grants can only be made under the 2004 and 2009 Plans. CTS believes that equity-based awards align the interest of employees with those of its shareholders.

The 2009 Plan, and previously the 2001 Plan and 2004 Plan, provide for grants of incentive stock options or nonqualified stock options to officers, key employees, and nonemployee members of CTS’ board of directors. In addition, the 2009 Plan and the 2004 Plan allow for grants of stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock awards.

The following table summarizes the compensation expense included in the Consolidated Statements of Operations for the years ending December 31, 2013, 2012, and 2011 relating to equity-based compensation plans:

	Year ended December 31
($ in thousands)	2013	2012	2011
Restricted stock units	$4,219	$4,099	$3,746

The total tax benefit related to the equity-based compensation plans recognized in income is approximately $1.6 million for the year ended December 31, 2013 and $1.6 million and $1.5 million for the years ended December 31, 2012 and 2011, respectively.

The following table summarizes the status of these plans as of December 31, 2013:

	2009 Plan	2004 Plan	2001 Plan
Awards originally available	3,400,000	6,500,000	2,000,000
Stock options outstanding	—	104,400	18,600
Restricted stock units outstanding	529,065	101,223	—
Options exercisable	—	104,400	18,600
Awards available for grant	1,751,452	262,686	—

Stock Options

Stock options are exercisable in cumulative annual installments over a maximum 10-year period, commencing at least one year from the date of grant. Stock options are generally granted with an exercise price equal to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

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

The Company estimated the fair value of the stock option on the grant date using the Black-Scholes option-pricing model and assumptions for expected price volatility, option term, risk-free interest rate, and dividend yield. Expected price volatilities were based on historical volatilities of the Company’s common stock. The expected option term is derived from historical data on exercise behavior. The dividend yield was based on historical dividend payments. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of the status of stock options as of December 31, 2013, and changes during the year then ended, is presented below:

($ in thousands except per unit amounts)	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2013	447,250	$10.87
Exercised	(285,950)	$10.31
Expired	(37,300)	$8.94
Forfeited	(1,000)	$9.78
Outstanding at December 31, 2013	123,000	$12.78	1.5 years	$877
Exercisable at December 31, 2013	123,000	$12.78	1.5 years	$877

The total intrinsic value of stock options exercised during the years ended December 31, 2013, 2012, and 2011 were $0.6 million, $0.3 million, and $0.2 million, respectively. No stock options were granted during the years ended December 31, 2013, 2012 or 2011.

All stock options were vested at December 31, 2010. CTS recognized expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following table summarizes information about stock options outstanding at December 31, 2013:

	Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding and Exercisable at 12/31/13	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$11.04 - 11.11	49,900	0.98	$11.08
13.68 - 14.70	73,100	1.82	13.94

Service-Based Restricted Stock Units

Service-based RSUs entitle the holder to receive one share of common stock for each unit when the unit vests. RSUs are issued to officers, key employees and non-employee directors as compensation. Generally, the RSUs vest over a three-year period.

RSUs granted to non-employee directors vest one month after granted. Upon vesting, the non-employee directors elect to either receive the stock associated with the RSU immediately, or defer receipt of the stock until their retirement from the Board of Directors. The fair value of the RSUs is equivalent to the trading value of the Company’s common stock on the grant date.

A summary of the status of RSUs as of December 31, 2013, and changes during the year then ended is presented below:

($ in thousands except per unit amounts)	Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2013	751,798	$9.82
Granted	377,000	10.97
Converted	(330,313)	10.08
Forfeited	(168,197)	9.88
Outstanding at December 31, 2013	630,288	$10.36	10.1 years	$12,549
Convertible at December 31, 2013	260,723	$9.38	19.9 years	$5,191

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2013, 2012, and 2011 was $10.97, $9.83, and $11.13, respectively. The total intrinsic value of RSUs converted during the years ended December 31, 2013, 2012, and 2011 was $4.5 million, $2.7 million, and $3.1 million, respectively.

40    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

A summary of the nonvested RSUs as of December 31, 2013, and changes during the year then ended, is presented below:

	RSUs	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2013	534,875	$9.99
Granted	377,000	10.97
Vested	(374,113)	9.97
Forfeited	(168,197)	9.88
Nonvested at December 31, 2013	369,565	11.05

The total fair value of RSUs vested during the years ended December 31, 2013 and 2012 was approximately $3.7 million and $2.6 million, respectively. CTS recorded compensation expense of approximately $2.9 million, $2.9 million and $2.4 million related to service-based RSUs during the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013, there was $1.5 million of unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted-average period of 1.3 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

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

On February 8, 2012, CTS granted performance-based RSU awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 45,850 units in 2014 subject to certification of the 2013 fiscal results by CTS’ independent auditors. Vesting is dependant upon CTS’ achievement of sales growth targets.

On February 8, 2012, CTS granted performance-based RSU awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 39,300 units in 2014 subject to certification of the 2013 fiscal year results by CTS’ independent auditors. Vesting is dependent upon CTS’ achievement of certain cash flow targets.

On February 11, 2013, CTS granted performance-based RSU awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 77,700 units in 2016 subject to certification of the 2015 fiscal year results by CTS’ independent auditors. Vesting is dependent upon CTS’ achievement of sales growth targets.

On February 11, 2013, CTS granted performance-based RSU awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 66,600 units in 2016 subject to certification of the 2015 fiscal year results by CTS’ independent auditors. Vesting is dependent upon CTS’ achievement of certain cash flow targets.

CTS recorded compensation expense of approximately $674,000, $242,000 and $391,000 related to performance-based RSUs during the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013 there was $647,000 of unrecognized compensation cost related to performance-based RSUs. That cost is expected to be recognized over a weighted-average period of 1.5 years.

Market-Based Restricted Stock Units

On July 2, 2007, CTS granted a market-based RSU award for an executive officer. An aggregate of 25,000 units may be earned in performance years ending in the following three consecutive years on the anniversary of the award date. Vesting may occur in the range from zero percent to 150% of the target award on the end date of each performance period and is tied exclusively to CTS total stockholder return relative to 32 enumerated peer group companies’ total stockholder return rates. The vesting rate will be determined using a matrix based on a percentile ranking of CTS total stockholder return with peer group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

total stockholder return over a three-year period. During the year ended December 31, 2010, 12,500 units were awarded and vested. There were no units awarded in 2011. On July 2, 2012, 8,334 units were awarded and vested.

On February 2, 2010, CTS granted market-based RSU awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 117,000 units in 2012. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies’ stockholder return rates and, as a result, 67,130 units were awarded and vested.

On February 3, 2011, CTS granted market-based RSU awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 79,800 units in 2013. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies’ stockholder return rates. On February 11, 2013, 80,940 units were awarded and vested.

On February 8, 2012, CTS granted market-based RSU awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 45,850 units in 2014. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies’ stockholder return rates.

On February 11, 2013, CTS granted market-based RSU awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 77,700 units in 2016. Vesting is dependent upon CTS total stockholder return relative to 20 enumerated peer group companies’ stockholder return rates.

On February 11, 2013, CTS granted a market-based RSU award to an executive officer. Vesting may occur in the range from zero percent to 200% of the target amount of 32,500 units in 2016. Vesting is dependent upon CTS total stockholder return relative to 20 enumerated peer group companies’ stockholder return rates.

CTS recorded compensation expense of approximately $666,000, $918,000 and $952,000 related to market-based RSUs during the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2013, there was approximately $636,000 of unrecognized compensation cost related to market-based RSUs. That cost is expected to be recognized over a weighted average period of 1.5 years.

Stock Retirement Plan

The Directors’ Plan provides for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. The Directors’ Plan was frozen effective December 1, 2004. All future grants will be from the 2009 Plan.

NOTE K — Income Taxes

Earnings before income taxes from continuing operations consist of the following for the years ended December 31:

($ in thousands)	2013	2012	2011
Domestic	$(5,396)	$(6,184)	$(3,773)
Non-U.S.	23,459	20,628	16,089
Total	$18,063	$14,444	$12,316

Significant components of income tax provision/(benefit) from continuing operations are as follows for the years ended December 31:

($ in thousands)	2013	2012	2011
Current:
Federal	$661	$39	$100
State	671	534	385
Non-U.S.	4,804	5,839	3,572
Total Current	6,136	6,412	4,057
Deferred:
Federal	7,091	(1,423)	(119)
State	877	(350)	(815)
Non-U.S.	1,962	(3,687)	(2,070)

Total Deferred	9,930	(5,460)	(3,004)
Total provision for Income Taxes	$16,066	$952	$1,053

42    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Significant components of the CTS’ deferred tax assets and liabilities at December 31 are:

($ in thousands)	2013	2012

Postretirement benefits	$1,877	$2,283
Inventory reserves	1,934	3,919
Loss carry-forwards	36,373	46,944
Credit carry-forwards	15,028	14,092
Nondeductible accruals	6,126	7,900
Research expenditures	28,606	26,475
Prepaid charges	727	4,280
Pensions	—	3,512
Other	5,476	7,974

Gross deferred tax assets	96,147	117,379

Depreciation	11,168	12,313
Pensions	19,177	—
Unrealized foreign exchange gain	350	1,103
Subsidiaries’ unremitted earnings	2,774	—
Other	696	933

Gross deferred tax liabilities	34,165	14,349

Net deferred tax assets	61,982	103,030
Deferred tax asset valuation allowance	(14,323)	(13,087)

Total net deferred tax assets	$47,659	$89,943

Current deferred tax assets of $9.4 million and $18.8 million are included as current assets in the Company’s Consolidated Balance Sheets at December 31, 2013 and December 31, 2012, respectively. Long-term deferred tax assets of $38.6 million and $73.1 million are included as other assets in the Company’s Consolidated Balance Sheets at December 31, 2013 and December 31, 2012, respectively.

Current deferred tax liability of $0.1 million and $0.1 million are included as a component of “Other accrued liabilities” at December 31, 2013 and December 31, 2012, respectively. Long-term deferred tax liability of $0.2 million and $1.9 million are included as a component of “Other long-term obligations” on CTS’ Consolidated Balance Sheets at December 31, 2013 and December 31, 2012, respectively. The current/long-term deferred tax assets and current/long-term deferred tax liabilities were not netted since these items relate to different tax jurisdictions.

At the end of each annual reporting period, the Company makes an assessment of the ultimate realizability of its net deferred tax assets, including deferred tax assets associated with accumulated net operating losses in the various jurisdictions in which it operates. In assessing the ultimate realizability of its net deferred tax assets, the Company considers its past performance, available tax strategies, and expected future taxable income during the tax loss and credit carry-forward periods.

Generally, the Company assesses that it is more-likely-than-not its net deferred tax assets will be realized during the available carry-forward periods. The Company has determined, however, that a valuation allowance of $14.3 million should be provided for certain deferred tax assets at December 31, 2013. In most cases, the valuation allowances were necessitated by changes in business activity in the underlying jurisdictions, which contributed to the more-likely-than-not conclusion that the deferred tax assets would not be realized. As of December 31, 2013, the $14.3 million valuation allowance includes $5.9 million for certain state net operating loss and credit carry-forwards, $5.5 million for foreign tax credit carry-forwards, and $2.9 million related to foreign deferred tax assets and net operating losses (“NOL”). The $1.2 million net increase in the valuation allowance was primarily related to a $1.6 million increase in the valuation allowance for certain foreign countries including Hong Kong, India, Switzerland and the U.K. due to the change in NOL’s associated with current year earnings, a $0.3 million increase in the valuation allowance for certain expiring state tax NOL carry-forwards, offset by a $0.7 million decrease in the valuation allowance associated with certain state tax credit carry-forwards based upon an assessment of the future realization of the related deferred tax asset.

No valuation allowance was recorded in 2013 against the U.S. federal net deferred tax assets including the U.S. federal net operating loss carry-forward asset of $24.4 million expiring in 2021 through 2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2014 through 2021. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product line consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more-likely-than-not, will realize the benefits of its U.S. net deferred tax assets. To date, CTS has also recorded tax benefits on the net operating losses generated in certain foreign

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

jurisdictions such as China based upon the Company’s ability to generate sufficient taxable income within the carry-forward periods provided in each jurisdiction. If it appears that CTS will not generate such taxable income the Company may need to record a valuation allowance against the related deferred tax asset in a future period.

The following table reconciles taxes at the United States statutory rate to the effective income tax rate from continuing operations for the years ended December 31:

	2013	2012	2011

Taxes at the U.S. statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	0.95%	(0.02)%	(3.00)%
Non-U.S. income taxed at rates different than the U.S. statutory rate	(9.86)%	(8.99)%	(20.11)%
Benefit of scheduled tax credits	(3.88)%	—%	(4.38)%
Foreign source income	60.94%	5.64%	—%
Non-deductible expenses	(2.42)%	(0.97)%	(1.32)%
Non-U.S. adjustments to valuation allowances	8.18%	(5.72)%	(1.03)%
Nontaxable foreign gain	—%	(11.47)%	—%
Change in unrecognized tax benefits	0.69%	(8.97)%	5.63%
Other	(0.65)%	2.09%	(2.27)%

Effective income tax rate	88.95%	6.59%	8.52%

CTS’ overall tax rate reflects tax incentives that CTS’ business operations continue to qualify for in various countries. As a result, certain earnings of CTS are subject to tax at reduced rates for specified periods of time. These tax incentives, unless extended, are scheduled to begin expiring at the end of 2014. During 2012, CTS’ Zhongshan, China manufacturing site applied for a new production and technology based income tax incentive. The application was approved during the first quarter of 2013, reducing the 25% China statutory tax rate to 15% for the 2012 through 2014 period. As part of its 2013 tax provision, CTS recognized a $1.1 million tax benefit related to the retroactive enactment of this tax incentive to 2012. In addition, on January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which retroactively extended, among other items, the U.S. research credit and controlled foreign corporation look-through exemption through 2013. The Company recognized a $0.6 million tax benefit in its 2013 provision related to this retroactive law change.

In 2013, CTS recognized approximately $10.5 million of U.S. tax expense relating to current and prior year earnings outside of the U.S. that are not deemed to be indefinitely reinvested. Management intends to continue to permanently reinvest all remaining current and prior earnings in jurisdictions located outside of the U.S. At December 31, 2013, no provision had been made for U.S. federal and state income taxes on approximately $204 million of foreign earnings, which are expected to be permanently reinvested outside of the U.S. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes, with a possible adjustment for foreign tax credits, state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of complexities such as net operating loss utilizations, potential foreign tax credits, local restrictions on distributions, and treaty implications associated with the related calculation.

CTS recognizes the financial statement benefit of a tax position based on its technical merits only after determining that the position would be sustained upon examination, including resolution of any related appeals or litigation. A tax position that meets the “more-likely-than-not” threshold is then measured to determine the amount of benefit recognized in the financial statements. The Company or one of its subsidiaries files income tax returns in the United States (Federal and various states), and foreign jurisdictions. The Company’s open tax years are primarily subject to examination from 2010 through 2012 for all U.S. jurisdictions. The open years for the international tax returns range from 2006 through 2012 based on local statutes. U.S. tax authorities also have the ability to review prior tax years to the extent of net operating losses and tax credit carry-forwards. Changes may be applied to any open tax years. At December 31, 2013, CTS had ongoing income tax audits in Canada and the U.S. CTS has approximately $4.0 million of unrecognized tax benefits, which if recognized, would impact the effective tax rate. The Company does not anticipate any significant changes in its unrecognized tax benefits within the next 12 months as a result of examinations or statute lapses. A reconciliation of the

44    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

beginning and ending unrecognized tax benefits is provided below:

($ in thousands)	2013	2012

Balance at January 1	$4,130	$5,279
Increase related to current year tax positions	35	35
Increase related to prior year tax positions	35	182
Decrease as a result of lapse of statute of limitations	(36)	(881)
Decrease related to settlements with taxing authorities	(121)	(485)
Balance at December 31	$4,043	$4,130

CTS’ continuing practice is to recognize interest and/or penalties related to income tax matters as income tax expense. However, at the time of adoption and as of the year ended December 31, 2013, there were no significant amounts accrued for interest and/or penalties related to uncertain income tax positions.

NOTE L — Treasury Stock

Common stock held in treasury totaled 22,249,144 shares with a cost of $317.0 million at December 31, 2013 and 21,829,954 shares with a cost of $311.0 million at December 31, 2012. Approximately 8.4 million shares are available for future issuances.

In May 2008, CTS’ Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market at a maximum price of $13 per share. The authorization had no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2012, 574,153 shares were repurchased under this program. This repurchase program was completed in July 2012.

In August 2012, CTS’ Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market at a maximum price of $13 per share. In August 2013, CTS’ Board of Directors amended the August 2012 share repurchase program by removing the provision that the price per share have a maximum price of $13. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. Under this program, 419,190 shares and 531,695 shares were repurchased in 2013 and 2012, respectively.

In June 2013, CTS’ Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2013, there were no shares repurchased under this program.

NOTE M — Segments

The Company had two reportable segments: 1) Components and Sensors and 2) EMS until October 2, 2013, the date of the close of the sale of the EMS segment, at which point the Company began operating in a single business segment.

Financial information relating to CTS’ continuing operations by geographic area were as follows:

	Year ended December 31,
($ in thousands)	2013	2012	2011
Net Sales
United States	$223,212	$122,986	$86,552
Singapore	13,812	14,458	15,195
United Kingdom	28,167	30,981	31,923
China	72,509	60,864	67,616
Canada	38,061	39,186	34,094
Czech Republic	18,117	20,213	26,014
Other non-U.S.	15,583	15,793	18,463

Consolidated net sales	$409,461	$304,481	$279,857

Sales are attributed to countries based upon the origin of the sale.

	Year ended December 31,
($ in thousands)	2013	2012	2011
Long-Lived Assets
United States	$36,664	$45,957	$30,363
China	33,277	34,615	34,904
United Kingdom	2,004	2,669	7,153
Singapore	117	1,111	3,877
Canada	478	563	605
Taiwan	1,775	1,764	2,105
Thailand	—	5,839	3,625
Switzerland	19	714	1,721
Other non-U.S	535	493	507

Consolidated long-lived assets	$74,869	$93,725	$84,860

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

NOTE N — Contingencies

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

Scotland EMS Manufacturing Facility Fire

During the second quarter of 2011, a fire occurred at CTS’ Scotland EMS manufacturing facility. The fire damaged approximately $1.6 million of inventory and $0.2 million of machinery and equipment at net book value. Property insurance coverage with a $0.1 million deductible had substantially covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. Business interruption insurance had substantially covered the lost sales impact and related fixed costs in 2011. Consequently, as of December 31, 2011, CTS wrote-off approximately $0.2 million of net book value of machinery and equipment and $1.6 million of inventory; and recorded to other receivable $3.1 million of other recoverable costs and $0.5 million of recoverable building restoration costs. The total fire-related other receivable was approximately $0.1 million as of December 31, 2011 and was included in Other Current Assets in CTS’ Consolidated Balance Sheets.

As a result of the insurance coverage, in 2011, CTS recovered approximately $11.7 million from its insurance carriers. Out of the $11.7 million recovered, approximately $3.1 million was for business interruption and the remaining $8.6 million was for the replacement of damaged property. CTS recorded a recovery of approximately $2.7 million for business interruption and a recovery of $6.1 million for property damage in CTS’ Consolidated Statements of Operations for the year ended December 31, 2011. As these amounts were directly related to the EMS segment, the Consolidated Statements of (Loss)/Earnings amounts have been reported separately as discontinued operations.

In 2012, CTS recovered approximately $1.1 million from the Company’s insurance carriers and recorded a recovery of $0.9 million in CTS’ Consolidated Statements of Operations for the year ended December 31, 2012 for business interruption, after deducting $0.1 million for certain expenses and relieving the insurance receivable of approximately $0.1 million at December 31, 2011. These recoveries reflect the final settlement with CTS’ insurance carrier. As these amounts were directly related to the EMS segment, the Consolidated Statements of Operations amounts have been reported separately as discontinued operations.

46    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Thailand EMS Manufacturing Facility Flood

During the fourth quarter of 2011, CTS’ Thailand EMS manufacturing facility was flooded. The flood damaged approximately $0.8 million of inventory and $0.5 million of fixed assets. CTS also incurred approximately $2.5 million of fixed costs at this facility. Local property insurance covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. CTS also has business interruption insurance under these policies that covers the lost sales impact and fixed costs. The maximum amount covered under the local insurance policy was approximately $2.4 million. CTS also has a secondary global insurance policy that covered costs not covered by the local policy for up to approximately $25 million with a deductible of $250,000.

In 2011, the insurance carrier for the local policy indicated that CTS was to be reimbursed for the maximum amount of $2.4 million. Consequently, CTS wrote off $0.5 million of inventory and $0.5 million of fixed assets to an insurance receivable and recorded a business interruption receivable of $1.4 million for fixed costs incurred. The remaining $1.1 million of fixed costs was recorded as a charge to Cost of Goods Sold in the Consolidated Statements of Operations for the year ended December 31, 2011. As these amounts were directly related to the EMS segment, the Consolidated Statements of Operations amounts have been reported separately as discontinued operations.

In 2012, CTS received cash of approximately $24.6 million from the Company’s insurance carriers. Included in this amount were approximately $21.5 million for business interruption and the remaining $3.1 million for reimbursement of costs related to property damage. Part of this cash received was to relieve the insurance receivable balance of $2.4 million recorded at December 31, 2011.

Accordingly, CTS recorded a recovery of approximately $20.0 million for business interruption and $1.8 million for property damage in CTS’ Consolidated Statements of Operations for the year ended December 31, 2012. These recoveries reflect the final settlement with CTS’ insurance carrier. As these amounts were directly related to the EMS segment, the Consolidated Statements of Operations amounts have been reported separately as discontinued operations except for $0.6 million. This was recorded in continuing operations from business interruption claims related to Components and Sensors.

NOTE O — Leases

CTS incurred rent expense from continuing operations of approximately $4.0 million in 2013, $3.4 million in 2012, and $3.4 million in 2011. The future minimum lease payments under the Company’s lease agreements from continuing operations are $3.8 million in 2014, $2.6 million in 2015, $1.8 million in 2016, $1.7 million in 2017, $1.5 million in 2018, and $1.5 million thereafter. Future sub-lease income from continuing operations is $50,000 in 2014 and 2015. Some of CTS’ operating leases include renewal options and escalation clauses.

CTS incurred rent expense from discontinued operations of approximately $2.2 million in 2013, $3.3 million in 2012, and $3.6 million in 2011. All leases from discontinued operations were transferred to Benchmark as part of the sale of the EMS business.

In the fourth quarter of 2012, one of CTS’ foreign locations entered into a sale-leaseback transaction. Accordingly, CTS recorded a gain of approximately $10.3 million and deferred approximately $4.5 million of gain that will be amortized over six years. As of December 31, 2013, $0.8 million is recorded in other accrued liabilities and $2.9 million is recorded in other long-term obligations the Consolidated Balance Sheets. This activity was part of continuing operations.

NOTE P — Restructuring Charges

During April 2011, CTS initiated certain restructuring actions to reorganize certain operations to improve its cost structure. These actions resulted in the elimination of approximately 30 positions. The following table displays the planned restructuring and restructuring-related charges with the realignment, as well as a summary of the actual costs incurred through December 31, 2011:

($ in millions) April 2011 Plan	Planned Costs	Actual incurred through December 31, 2011
Workforce reduction	$0.8	$0.7
Total restructuring charge	$0.8	$0.7

Of the restructuring charges incurred, $0.5 million was included in continuing operations and $0.2 million was included in discontinued operations. Restructuring charges

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

from continuing operations are reported on a separate line on the Consolidated Statements of Operations. These restructuring actions were completed in the second quarter of 2011.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2011:

($ in millions) April 2011 Plan
Restructuring liability at January 1, 2011	$—
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	0.7
Cost paid	(0.7)
Restructuring liability at December 31, 2011	$—

In October 2011, CTS announced plans to realign certain manufacturing operations and eliminate approximately 100 positions during the fourth quarter of 2011. As of December 31, 2011, the realignment plans were substantially complete.

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

Of the restructuring and restructuring-related costs incurred, $2.1 million was included in continuing operations and $0.3 million was included in discontinued operations. Restructuring charges from continuing operations are reported on a separate line on the Consolidated Statements of Operations and the restructuring-related costs for continuing operations are included in cost of goods sold. Restructuring actions were substantially completed at December 31, 2011.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2012:

($ in millions) October 2011 Plan
Restructuring liability at January 1, 2011	$—
Restructuring and restructuring-related charges	2.2

Cost paid	(2.2)
Restructuring liability at December 31, 2012	$—

During June 2012, CTS initiated certain restructuring actions to reorganize certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 250 positions. These actions were substantially completed by the middle of the fourth quarter of 2012. The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2013:

($ in millions) June 2012 Plan	Planned Costs	Actual Incurred Through December 31, 2013
Workforce reduction	$2.1	$2.0
Asset impairment charge	1.2	1.4
Other charge	0.1	0.2
Restructuring and impairment charges	$3.4	$3.6
Inventory write-down	$0.6	$0.7
Equipment relocation	0.5	0.3
Other charges	0.5	0.6
Restructuring-related charges	$1.6	$1.6
Total restructuring and restructuring-related charges	5.0	5.2

Of the restructuring and restructuring-related charges incurred, $2.1 million was included from continuing operations and $3.1 million was included from discontinued operations. Restructuring and impairment charges for continuing operations are reported on a separate line on the Consolidated Statements of Operations. Restructuring-related charges for continuing operations are reported as a component of Cost of Goods Sold on the Consolidated Statements of Operations.

48    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2013:

($ in millions) June 2012 Plan
Restructuring liability at January 1, 2013	$0.1
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	—

Cost paid	(0.1)

Restructuring liability at December 31, 2013	$—

Included in the restructuring activities discussed above, CTS consolidated its operations from the U.K EMS manufacturing facility and the Tucson, Arizona Components and Sensors facility into other facilities. The EMS operations at the UK EMS facility were transferred to CTS’ EMS facilities located in Londonderry, New Hampshire and Matamoros, Mexico. The Components and Sensors operations at the Tucson, Arizona facility were transferred to CTS’ Components and Sensors facility located in Albuquerque, New Mexico.

During December of 2012, CTS further realigned its operations to suit the business needs of the Company. These realignment actions eliminated approximately 190 positions. These actions were completed as of March 31, 2013. The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2013:

($ in millions) December 2012 Plan	Planned Costs	Actual incurred through December 31, 2013
Workforce reduction	$1.7	$1.8
Asset impairment charge	1.1	1.1
Other charge	0.3	0.4
Restructuring and impairment charges	$3.1	$3.3
Inventory write-down	$0.5	$0.5
Equipment relocation	0.1	0.3
Other charges	0.4	0.1
Restructuring-related charges	$1.0	$0.9
Total restructuring and restructuring-related charges	4.1	4.2

Of the restructuring and restructuring-related charges incurred as of December 31, 2013, $0.2 million was included in continuing operations and $0.6 million was included in discontinued operations. Of the restructuring and restructuring-related charges incurred as of December 31, 2012, $2.4 million was included in continuing operations and $1.0 million was included in discontinued operations. Restructuring and impairment charges from continuing operations are reported on a separate line on the Consolidated Statements of Operations. Restructuring-related charges for continuing operations are reported as a component of Cost of Goods Sold on the Consolidated Statements of Operations.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2013:

($ in millions) December 2012 Plan
Restructuring liability at January 1, 2013	$1.6
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	0.8

Cost paid	(2.4)
Restructuring liability at December 31, 2013	$—

During June of 2013, CTS announced plans to further restructure its operations to align its operations to the business needs of the Company. These restructuring actions will result in the elimination of approximately 350 positions. These actions are expected to be completed in 2014. The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2013:

($ in millions) June 2013 Plan	Planned Costs	Actual incurred through December 31, 2013
Workforce reduction	$8.3	$7.2
Asset impairment charge	3.0	3.8
Other charges, including pension termination costs	5.5	0.3
Restructuring and impairment charges	$16.8	$11.3
Inventory write-down	$0.8	$1.1
Equipment relocation	0.9	0.2
Other charges	0.1	0.3
Restructuring-related charges	$1.8	$1.6
Total restructuring and restructuring-related charges	$18.6	$12.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Of the restructuring and restructuring-related charges incurred, $11.5 million was included in continuing operations and $1.4 million was included in discontinued operations. Restructuring and impairment charges from continuing operations are reported on a separate line on the Consolidated Statements of Operations. Restructuring-related charges for continuing operations are reported as a component of Cost of Goods Sold on the Consolidated Statements of Operations.

The following table displays the restructuring reserve activity for the year ended December 31, 2013:

($ in millions) June 2013 Plan
Restructuring liability at April 1, 2013	$—
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	8.0
Cost paid	(4.9)
Restructuring liability at December 31, 2013	$3.1

The restructuring activities discussed above, will simplify CTS’ global footprint by consolidating manufacturing facilities into existing locations. This plan includes the consolidation of operations from the U.K, manufacturing facility into the Czech Republic facility, the Carol Stream, Illinois manufacturing facility into the Juarez, Mexico facility and to discontinue manufacturing at its Singapore facility.

Note Q — Other Comprehensive Earnings

The components of comprehensive earnings/(loss) for CTS include foreign currency translation adjustments, unrecognized pension gains/(losses) and prior service costs, unrealized loss on cash flow hedges and net earnings, and are reported in the “Consolidated Statements of Accumulated Other Comprehensive Earnings/(Loss).”

The following table displays the changes in Accumulated Other Comprehensive Earnings/(Loss) by components at December 31 (all amounts are stated net of tax):

($ in thousands)	Cumulative translation adjustment	Defined benefit pension items	Unrealized gains and losses on cash flow hedges	Total
Accumulated other comprehensive earnings/(loss) — balance at January 1, 2011	$161	$(87,716)	$—	$(87,555)
Cumulative translation adjustment	(251)	—	—	(251)
Net actuarial gains/(losses)	—	(30,947)	—	(30,947)
Amounts reclassified from accumulated other comprehensive loss to earnings/(loss)	—	3,607	—	3,607
Net current period other comprehensive loss	$(251)	$(27,340)	$—	$(27,591)
Accumulated other comprehensive earnings/(loss) — balance at December 31, 2011	$(90)	$(115,056)	$—	$(115,146)
Cumulative translation adjustment	1,309	—	—	1,309
Unrealized holding gain/(loss)			(980)	(980)
Net actuarial gains/(losses)	—	(10,047)	—	(10,047)
Amounts reclassified from accumulated other comprehensive loss to earnings/(loss)	—	4,260	—	4,260
Net current period other comprehensive loss	$1,309	$(5,787)	$(980)	$(5,458)
Accumulated other comprehensive earnings/(loss) — balance at December 31, 2012	$1,219	$(120,843)	$(980)	$(120,604)
Cumulative translation adjustment	585	—	—	585
Unrealized holding gain/(loss)	—	—	188	188
Net actuarial gains/(losses)	—	31,821	—	31,821
Amounts reclassified from accumulated other comprehensive loss to earnings/(loss)	—	5,917	196	6,113
Net current period other comprehensive earnings	$585	$37,738	$384	$38,707
Accumulated other comprehensive loss — balance at December 31, 2013	$1,804	$(83,105)	$(596)	$(81,897)

50    CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following table displays the reclassifications out of Accumulated Other Comprehensive Earnings/(Loss) at December 31:

($ in thousands) Details about Accumulated Other Comprehensive Earnings Components	2013(a)	2012(a)	2011(a)	Affected Line Item in the Statement Where Net Income is Presented

Losses on cash flow hedges:
Interest rate swap contracts	$322	$–	$–	Interest expense
	(126)	–	–	Tax benefit
	$196	$–	$–	Net of tax
Amortization of defined benefit and post-retirement benefit plans:
Prior service costs	$498	$605	$611	(b)
Gain/(loss) included in net periodic pension costs	7,623	6,318	4,434	(b)
Settlements and curtailments	1,343	282	670	(b)
Foreign exchange impact	2	(235)	110	Other expense

	9,466	6,970	5,825	Total before tax
	$(3,549)	$(2,707)	$(2,218)	Tax benefit
	5,917	4,263	3,607	Net of tax
Total reclassification for the period	$6,113	$4,263	$3,607	Net of tax

(a)	Amounts in parenthesis indicate credit.

(b)	These accumulated other comprehensive earnings components are included in the computation of net periodic pension cost. The actuarial loss that was reclassified in 2013 to Cost of goods sold of $3,280, Selling, general and administrative expenses of $4,398 and research and development expenses of $1,786 are reflected on CTS’ Consolidated Statements of Operations. The actuarial loss that was reclassified in 2012 to Cost of goods sold of $2,456, Selling, general and administrative expenses of $3,234 and research and development expenses of $1,513 are reflected on CTS’ Consolidated Statements of Operations. The actuarial loss that was reclassified in 2011 to Cost of goods sold of $1,880, Selling, general and administrative expenses of $2,737 and research and development expenses of $1,097 are reflected on CTS’ Consolidated Statements of Operations.

NOTE R — Quarterly Financial Data

Quarterly Results of Operations

(Unaudited)

($ in thousands)	First	Second	Third	Fourth

2013
Net sales	$98,062	$105,381	$103,632	$102,386
Gross margins	26,786	32,400	32,001	30,166
Operating earnings/(loss)	2,681	2,443	7,553	5,010
Earnings/(loss) from continuing operations	2,988	(10,253)	5,115	4,147
Earnings/(loss) from discontinued operations	580	(1,082)	1,704	(7,128)
Net earnings/(loss)	3,568	(11,335)	6,819	(2,981)
Basic earnings per share:
Earnings from continuing operations	$0.09	$(0.31)	$0.16	$0.12
Earnings/(loss) from discontinued operations	0.02	(0.03)	0.04	(0.21)
Total	$0.11	$(0.34)	$0.20	$(0.09)
Diluted earnings per share:
Earnings from continuing operations	$0.09	$(0.31)	$0.16	$0.12
Earnings/(loss) from discontinued operations	0.01	(0.03)	0.05	(0.21)
Total	$0.10	$(0.34)	$0.21	$(0.09)

2012
Net sales	$76,418	$76,823	$75,565	$75,675
Gross margins	22,781	23,202	23,146	22,387
Operating earnings/(loss)	1,646	2,391	3,283	7,741
Earnings/(loss) from continuing operations	1,947	2,013	3,601	5,931
Earnings/(loss) from discontinued operations	336	1,288	2,316	2,901
Net earnings/(loss)	2,283	3,301	5,917	8,832
Basic earnings per share:
Earnings from continuing operations	$0.06	$0.07	$0.10	$0.17
Earnings/(loss) from discontinued operations	0.01	0.03	0.07	0.09
Total	$0.07	$0.10	$0.17	$0.26

Diluted earnings per share:
Earnings from continuing operations	$0.06	$0.06	$0.10	$0.17
Earnings/(loss) from discontinued operations	0.01	0.04	0.07	0.08
Total	$0.07	$0.10	$0.17	$0.25

CTS CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at Beginning of Period	Charged/ (Credit) to Expense	Charged to Other Accounts	Deductions	Balance at End of Period
	(In thousands of dollars)
Year ended December 31, 2013
Allowance for doubtful accounts	$811	$(130)	$(442)	$(109)	$130
Year ended December 31, 2012
Allowance for doubtful accounts	$1,100	$(314)	$25	$—	$811
Year ended December 31, 2011:
Allowance for doubtful accounts	$1,269	$(52)	$—	$(117)	$1,100

52    CTS CORPORATION