Form 10-K, Exhibit 13
period 2014-12-31
CTS CORP
filed 2015-02-24
CIK 26058

QuickLinks -- Click here to rapidly navigate through this document

CTS Corporation
Form 10-K 2014

EXHIBIT (13)

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS ("MD&A")

Overview

CTS Corporation ("CTS", "we", "our" or "us") is a global manufacturer of electronic components and sensors used primarily in the automotive, communications, defense and aerospace, medical, industrial and computer markets.

Results of Operations: Fourth Quarter 2014 versus Fourth Quarter 2013

The following table highlights changes in significant components of the Consolidated Statements of Earnings (Loss) for the quarters ended December 31, 2014 and December 31, 2013:

	Three Months Ended
				Percent of Net Sales – 2014	Percent of Net Sales – 2013
(Amounts in thousands, except percentages and per share amounts)	December 31, 2014	December 31, 2013	Percent Change

Net sales	$100,378	$102,386	(2.0)	100.0	100.0
Cost of goods sold(1)	67,352	72,220	(6.7)	67.1	70.5

Gross margin	33,026	30,166	9.5	32.9	29.5
Selling, general and administrative expenses	15,7839	17,327	(8.9)	15.7	16.9
Research and development expenses	5,798	5,481	5.8	5.8	5.4
Restructuring and impairment charges	1,135	2,348	(51.7)	1.1	2.3

Total operating expenses	22,716	25,156	(9.7)	22.6	24.6

Operating earnings	10,310	5,010	105.8	10.3	4.9
Other (expense) income	(1,553)	1,477	(205.2)	(1.6)	1.4

Earnings from continuing operations before income taxes	8,757	6,487	35.0	8.7	6.3
Income tax expense	1,793	2,339	(23.3)	1.8	2.3

Earnings from continuing operations	6,964	4,148	67.9	6.9	4.0
Earnings from discontinued operations, net of taxes	—	(7,129)	N/M	—	(6.9)

Net earnings	$6,964	$(2,981)	N/M	6.9	(2.9)

Diluted earnings per share:
Diluted earnings per share from continuing operations	$0.21	$0.12
Diluted earnings per share from discontinued operations	—	(0.21)

Diluted net earnings per share	$0.21	$(0.09)

(1)
Cost of goods sold includes restructuring related charges of $531 in 2014 and $602 in 2013.

N/M = not meaningful

Sales of $100,378,000 in the fourth quarter of 2014 decreased $2,008,000 or 2.0% from the fourth quarter of 2013. Sales to automotive markets decreased $1,424,000 related primarily to sensors. Other sales were $584,000 lower in the fourth quarter of 2014 driven by lower shipments of electronic components, mainly frequency and filter products, which were partially offset by higher shipments of piezo products.

Gross margin as a percent of sales was 32.9% in the fourth quarter of 2014 compared to 29.5% in the fourth quarter of 2013. The increase in gross margin resulted from continued efficiency gains, material and labor productivity projects and savings from restructuring projects implemented over the past several quarters.

Selling, general and administrative expenses were $15,783,000 or 15.7% of sales in the fourth quarter of 2014 versus $17,327,000 or 16.9% of sales in the comparable quarter of 2013. The decrease is attributable to cost reductions in 2014 related to restructuring and other cost containment efforts, lower pension expense in 2014 and costs for CTS' CEO transition in 2013. These reductions were partially offset by an increase in in selling and marketing expenses to drive growth initiatives.

Research and development expenses were $5,798,000 or 5.8% of sales in the fourth quarter of 2014 compared to $5,481,000 or 5.4% of sales in the comparable quarter of 2013. The increase was driven by an increase in research and development expenses to drive growth initiatives as well as the timing of certain projects. Research and development expenses are focused on expanded applications of existing products and new product development as well as current product and process enhancements.

Restructuring and impairment charges in the fourth quarter totaled $1,135,000 and consist primarily of accruals for severance costs related to the consolidation of CTS' Canadian operation in Streetsville, Ontario into other CTS facilities, severance costs in China, Mexico and the U.K. and at CTS' corporate office as well as a lease impairment charge in the U.K. The fourth quarter 2013 restructuring charges totaled $2,348,000 and consist primarily of

CTS CORPORATION 1

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS ("MD&A")
(continued)

severance accruals related to the consolidation of CTS' U.K. manufacturing facility into the Czech Republic facility, consolidation of CTS' Carol Stream, Illinois manufacturing facility into the Juarez, Mexico facility and corporate office restructuring.

Operating earnings were $10,310,000 or 10.3% of sales in the fourth quarter of 2014 compared to $5,010,000 or 4.9% of sales in the comparable quarter of 2013 as a result of the items discussed above.

Other income and expense items are summarized in the following table:

	Three Months Ended
(in thousands)	December 31, 2014	December 31, 2013

Interest expense	$(563)	$(482)
Interest income	827	601
Other (expense) income, net	(1,817)	1,358

Total other (expense) income	$(1,553)	$1,477

Interest expense increased slightly in the fourth quarter of 2014 versus 2013 as a result of borrowings during the fourth quarter of 2014 which were reduced primarily from the proceeds from the sale of the Carol Stream facility. In 2013, the proceeds from the sale of the EMS operations were primarily utilized to reduce outstanding debt. Interest income increased primarily due to higher cash balances. Other expense in the fourth quarter of 2014 was driven by foreign currency translation losses as the U.S. Dollar appreciated during the quarter compared to the Chinese Renminbi. In the fourth quarter of 2013, other income resulted from foreign exchange gains as the U.S. Dollar depreciated compared to the Chinese Renminbi.

	Three Months Ended
	December 31, 2014	December 31, 2013

Effective tax rate	20.5%	36.1%

The effective income tax rate for the fourth quarter of 2014 was 20.5% which includes the impact of restructuring charges and one-time items. Tax adjustments related to restructuring, decreased the rate by 1.3% in the fourth quarter of 2014. Discrete tax items reduced the rate by 8.4%. The 2014 effective rate reflects a change in the mix of earnings by jurisdiction.

Net earnings from continuing operations were $6,964,000 or $0.21 per diluted share in the fourth quarter of 2014 compared to net earnings from continuing operations of $4,148,000 or $0.12 per diluted share in the comparable quarter of 2013.

The loss from discontinued operations in the fourth quarter of 2013 represents the results from Electronics Manufacturing Solutions ("EMS") business which was divested in the fourth quarter of 2013.

Results of Operations: Year Ended December 31, 2014 versus Year Ended December 31, 2013

The following table highlights changes in significant components of the Consolidated Statements of Earnings (Loss) for the Year Ended December 31, 2014 and December 31, 2013:

	Year Ended
				Percent of Net Sales – 2014	Percent of Net Sales – 2013
(Amounts in thousands, except percentages and per share amounts)	December 31, 2014	December 31, 2013	Percent Change

Net sales	$404,021	$409,461	(1.3)	100.0	100.0
Cost of goods sold(1)	274,058	288,108	(4.9)	67.8	70.4

Gross margin	129,963	121,353	7.1	32.2	29.6
Selling and general and administrative expenses	59,136	69,989	(15.5)	14.6	17.1
Research and development expenses	22,563	23,222	(2.8)	5.6	5.7
Restructuring and impairment charges	5,941	10,455	(43.1)	1.5	2.5

Operating expenses	87,640	103,666	(15.5)	21.7	25.3

Operating earnings	42,323	17,687	139.3	10.5	4.3
Other (expense) income	(2,975)	376	N/M	(0.7)	0.1

Earnings from continuing operations before income taxes	39,348	18,063	117.8	9.8	4.4
Income tax expense	12,826	16,066	(20.2)	3.2	3.9

Earnings (loss) from continuing operations	26,522	1,997	N/M	6.6	0.5
Loss from discontinued operations, net of taxes	—	(5,926)	N/M	—	(1.5)

Net earnings (loss)	$26,522	$(3,929)	N/M	6.6	(1.0)

Diluted earnings per share:
Diluted earnings per share from continuing operations	$0.78	$0.06
Diluted loss per share from discontinued operations	—	(0.18)

Diluted net earnings (loss) per share	$0.78	$(0.12)

(1)
Cost of goods sold includes restructuring related charges of $1,935 in 2014 and $1,317 in 2013.

N/M = not meaningful

2 CTS CORPORATION

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS ("MD&A")
(continued)

Sales of $404,021,000 for the year ended December 31, 2014 decreased $5,440,000 or 1.3% from 2013. Sales to automotive markets increased $2,783,000. Other sales were $8,223,000 lower driven by lower shipments of electronic components, mainly frequency, filter and HDD products, which were partially offset by higher shipments of piezo products. Sales in 2013 included a special order of $5,491,000 to an automotive customer. Excluding this special order, sales in 2014 were flat compared to sales in 2013.

Gross margin as a percent of sales was 32.2% in 2014 versus 29.6% in 2013. The increase in gross margin resulted from cost savings from restructuring actions, productivity improvements, product mix and favorable foreign exchange impact.

Selling, general and administrative expenses were $59,136,000 or 14.6% of sales for the year ended December 31, 2014 versus $69,989,000 or 17.1% of sales in the comparable period of 2013. The decrease is attributable to restructuring actions, cost containment efforts in 2014, costs for CTS' CEO transition of $4,138,000 in 2013 and lower pension expense in 2014 compared to 2013. These reductions were partially offset by an increase in selling and marketing expenses to drive growth initiatives.

Research and development expenses were $22,563,000 or 5.6% of sales in 2014 compared to $23,222,000 or 5.7% of sales in 2013. The decrease was driven by higher non-recurring engineering funding from customers, timing of projects, cost reductions related to restructuring actions, and a repositioning of CTS' spending. Research and development expenses are primarily focused on expanded applications of existing products and new product development as well as current product and process enhancements.

Restructuring and impairment charges declined in the year ended December 31, 2014 versus 2013. Charges for the year ended December 31, 2014 totaled $5,941,000 and consist primarily of severance costs related to the consolidation of CTS' Canadian operation in Streetsville, Ontario into other CTS facilities, severance costs in China, Mexico and the U.K. and at CTS' corporate office, lease impairment costs in the U.K. as well as asset impairment costs related to the sale of the Carol Stream facility. Restructuring charges for the year ended December 31, 2013 totaled $10,455,000 and consist primarily of severance, asset impairments, legal and administrative costs related to the June 2013 Restructuring Plan ("June 2013 Plan"). The June 2013 Restructuring Plan consolidated our U.K. manufacturing facility into the Czech Republic facility, consolidated our Carol Stream, Illinois manufacturing facility into the Juarez, Mexico facility, discontinued manufacturing at our Singapore facility and restructured our corporate office.

Operating earnings were $42,323,000 or 10.5% of sales in 2014 compared to $17,687,000 or 4.3% of sales in 2013 as a result of the items discussed above.

Other income and expense items are summarized in the following table:

	Year Ended
(in thousands)	December 31, 2014	December 31, 2013

Interest expense	$(2,326)	$(3,264)
Interest income	2,786	1,901
Other (expense) income, net	(3,435)	1,739

Total other (expense) income	$(2,975)	$376

Interest expense decreased in the year ended December 31, 2014 versus the comparable period in 2013 as a result of lower borrowings enabled by the proceeds from the EMS divestiture in the fourth quarter of 2013. Interest income increased primarily due to higher cash balances. Other expense in the year ended December 31, 2014 is primarily due to the unfavorable foreign exchange impact related to the appreciation of the U.S. Dollar compared to the Chinese Renminbi and the Euro. In 2013, the U.S. Dollar depreciated compared to these currencies, driving a considerable foreign exchange gain.

	Year Ended
	December 31, 2014	December 31, 2013

Effective tax rate	32.6%	88.9%

The effective income tax rate in 2014 was 32.6%, which includes the impact of restructuring charges and one-time items. Tax adjustments related to restructuring increased the rate by 2.9% in 2014. Discrete tax items reduced the rate by 1.6%. The 2014 effective rate reflects higher profits, primarily from a change in the mix of earnings by jurisdiction. The 2013 effective tax rate was 88.9% and

CTS CORPORATION 3

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS ("MD&A")
(continued)

reflects $10,800,000 of tax expense related to a $30,000,000 cash repatriation from Singapore to the U.S. as a result of the Singapore restructuring and tax expense of $1,000,000 for the write-off of deferred tax assets in the U.K. related to the June 2013 Restructuring Plan. A $1,632,000 discrete tax benefit is also included in 2013 associated with the retroactive application of the U.S. research tax credit signed into law during January 2013 and granting of the China high technology incentive tax credit in the first quarter of 2013. In 2014, CTS recognized a $594,000 tax benefit in its 2014 tax provision due to U.S. tax extender legislation.

Net earnings from continuing operations were $26,522,000 or $0.78 per diluted share for the year ended December 31, 2014 compared to earnings from continuing operations of $1,997,000 or $0.06 per diluted share in the comparable period of 2013.

The loss from discontinued operations in 2013 represents the results from the CTS EMS business, which was divested in the fourth quarter of 2013.

Results of Operations: Year Ended December 31, 2013 versus Year Ended December 31, 2012

The following table highlights changes in significant components of the Consolidated Statements of Earnings (Loss) for the Year Ended December 31, 2013 and December 31, 2012:

	Year Ended
				Percent of Net Sales – 2013	Percent of Net Sales – 2012
(Amounts in thousands, except percentages and per share amounts)	December 31, 2013	December 31, 2012	Percent Change

Net sales	$409,461	$304,481	34.5	100.0	100.0
Cost of goods sold(1)	288,108	212,965	35.3	70.4	69.9

Gross margin	121,353	91,516	32.6	29.6	30.1
Selling and general and administrative expenses	69,989	63,071	11.0	17.1	20.7
Research and development expenses	23,222	20,918	11.0	5.7	6.9
Restructuring and impairment charges	10,455	3,437	204.2	2.5	1.1
Gain on sale-leaseback and insurance recovery	—	(10,971)	(100.0)	—	(3.6)

Operating expenses	103,666	76,455	35.6	25.3	25.1

Operating earnings	17,687	15,061	17.4	4.3	5.0
Other income (expense)	376	(617)	(160.9)	0.1	(0.2)

Earnings from continuing operations before income taxes	18,063	14,444	25.1	4.4	4.8
Income tax expense	16,066	952	N/M	3.9	(0.4)

Earnings (loss) from continuing operations	1,997	13,492	N/M	0.5	4.4
(Loss) earnings from discontinued operations, net of taxes	(5,926)	6,841	N/M	(1.5)	2.3

Net (loss) earnings	$(3,929)	$20,333	N/M	(1.0)	6.7

Diluted earnings per share:
Diluted earnings (loss) per share from continuing operations	$0.06	$0.39
Diluted earnings per share from discontinued operations	(0.18)	0.20

Diluted net (loss) earnings per share	$(0.12)	$0.59

(1)
Cost of goods sold includes restructuring related charges of $1,317 in 2013 and $1,067 in 2012.

N/M = not meaningful

Sales of $409,461,000 for the year ended December 31, 2013 increased $104,980,000 or 34.5% from 2012. Sales increased primarily from our acquisitions in 2012 which contributed $66,228,000 to net sales in 2013. In addition, the impact of new product introductions and new customers also impacted the increased sales in 2013.

4 CTS CORPORATION

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS ("MD&A")
(continued)

Gross margin as a percent of sales was 29.6% in 2013 versus 30.1% in 2012. The slight decrease in gross margin resulted from product mix changes year over year.

Selling, general and administrative expenses were $69,989,000 or 17.1% of sales for the year ended December 31, 2013 versus $63,071,000 or 20.7% of sales in 2012. The increase is primarily attributable to the acquisition of D&R Technologies, LLC ("D&R") and approximately $4,138,000 of CEO transition expenses.

Research and development expenses were $23,222,000 or 5.7% of sales in 2013 compared to $20,918,000 or 6.9% of sales in 2012. R&D expenses were primarily focused on expanded applications of existing products and new product development.

Restructuring and impairment charges increased in the year ended December 31, 2013 versus the comparable period of 2012. Charges for the year ended December 31, 2013 totaled $10,455,000 and consist primarily of severance, asset impairments and inventory write-downs related to the June 2013 Restructuring Plan. The June 2013 Restructuring Plan consolidated our U.K. manufacturing facility into the Czech Republic facility, consolidated our Carol Stream, Illinois manufacturing facility into the Juarez, Mexico facility, discontinued manufacturing at our Singapore facility and restructured our corporate office. Restructuring costs for the year ended December 31, 2012 totaled $3,437,000 which consist primarily of severance costs related to both the June 2012 and December 2012 realignment of operations to improve operational effectiveness and to further improve CTS' cost structure.

A $10,334,000 gain was recorded in 2012 as the result of a sale leaseback transaction of our Singapore manufacturing facility.

Operating earnings were $17,687,000 or 4.3% of sales in 2013 compared to $15,061,000 or 5.0% of sales in 2012 related to the items discussed above.

Other income and expense items are summarized in the following table:

	Year Ended
(in thousands)	December 31, 2013	December 31, 2012

Interest expense	$(3,264)	$(2,569)
Interest income	1,901	1,720
Other income, net	1,739	232

Total other income (expense)	$376	$(617)

Interest expense increased in 2013 versus 2012 as a result of higher average borrowings. Interest income increased primarily due to higher cash balances. Other income for the year ended December 31, 2013 is primarily driven by foreign exchange gains realized as the U.S. Dollar depreciated compared to the Chinese Renminbi and the Euro.

	Year Ended
	December 31, 2013	December 31, 2012

Effective tax rate	88.9%	6.6%

The effective income tax rate in 2013 was 88.9%. The 2013 effective rate increase reflects $10,800,000 of non-cash tax expenses related to a $30,000,000 cash repatriation from Singapore to the U.S. as a result of the Singapore restructuring and tax expense of $1,000,000 for the write-off of deferred tax assets in the U.K. related to the June 2013 Restructuring Plan. A $1,632,000 discrete tax benefit is also included in 2013 associated with the retroactive application of the U.S. research tax credit signed into law during January 2013 and granting of the China high technology incentive tax credit in the first quarter of 2013. The effective income tax rate in 2012 was 6.6%. This low rate was attributable to a non-taxable gain as a result of the sale-leaseback transaction of our Singapore manufacturing facility, favorable adjustments to foreign tax reserves and the mix of earnings by jurisdiction.

Net earnings from continuing operations were $1,997,000 or $0.06 per diluted share for the year ended December 31, 2013 compared to net income from continuing operations of $13,492,000 or $0.39 per diluted share in the comparable period of 2012. The increase in gross margin in 2013 was reduced by higher operating, restructuring and income tax

CTS CORPORATION 5

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS ("MD&A")
(continued)

expense. Results for 2012 included a gain of $10,334,000 from the sale leaseback transaction noted above.

The loss from discontinued operations in 2013 and earnings in 2012 represent the results from the CTS EMS business which was divested in the fourth quarter of 2013.

Liquidity and Capital Resources

Cash and cash equivalents were $134,508,000 at December 31, 2014 and $124,368,000 at December 31, 2013. The increase in cash and cash equivalents was driven by cash generated from operations which exceeded the cash used for investing and financing activities. Total debt as of December 31, 2014 and December 31, 2013 was $75,000,000. Total debt as a percentage of total capitalization was 20.6% at December 31, 2014 compared to 20.2% at December 31, 2013. Total debt as a percentage of total capitalization is defined as the sum of notes payable and long-term debt as a percentage of total debt and shareholders' equity.

Working capital increased by $19,270,000 from December 31, 2013 to December 31, 2014, primarily due to a $10,140,000 increase in cash and cash equivalents and a $9,539,000 decrease in accrued payroll and benefits.

Cash Flows from Operating Activities

Net cash provided by operating activities was $32,423,000 during the year ended December 31, 2014. Components of net cash provided by operating activities included net earnings of $26,522,000, depreciation and amortization expense of $16,971,000 and net changes of other non-cash items such as the prepaid pension asset, equity-based compensation, restructuring-related charges, amortization of retirement benefits and deferred income taxes totaling $10,885,000; which were offset by net changes in current assets and current liabilities of $21,955,000. The net changes in assets and liabilities were primarily due to a decrease in accrued liabilities, driven primarily by restructuring payments, SERP payments, U.K. pension funding, bonus payments, equity-based compensation vesting, and timing of payroll-related accruals.

Cash Flows from Investing Activities

Net cash used in investing activities for year ended December 31, 2014 was $7,998,000; which consisted of $12,949,000 of capital expenditures and $4,951,000 in proceeds from the sale of fixed assets.

Cash Flows from Financing Activities

Net cash used in financing activities for the year ended December 31, 2014 2014 was $15,007,000. The primary drivers for the cash outflow from financing activities were $8,002,000 paid to purchase shares of CTS common stock and $5,374,000 of dividend payments.

Capital Resources

CTS has an unsecured revolving credit facility; which has an extended term through January 10, 2017.

Long-term debt was comprised of the following:

($ in thousands)	December 31, 2014	December 31, 2013

Revolving credit facility due in 2017	$75,000	$75,000
Weighted average interest rate	1.5%	1.9%
Amount available	$122,535	$122,400
Total credit facility	$200,000	$200,000
Standby letters of credit	$2,465	$2,600
Commitment fee percentage per annum	0.25	0.30

The revolving credit facility requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit facility. CTS was in compliance with all debt covenants at December 31, 2014.

CTS uses interest rate swaps to convert the line of credit's variable rate of interest into a fixed rate. In the second quarter of 2012, CTS entered into four separate interest rate swap agreements to fix interest rates on $50,000,000 of long-term debt for the periods January 2013 to January 2017. In the third quarter of 2012, CTS entered into four separate interest rate swap agreements to fix interest rates on $25,000,000 of long-term debt for the periods January 2013 to January 2017. The difference to be paid or received

6 CTS CORPORATION

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS ("MD&A")
(continued)

under the terms of the swap agreements will be recognized as an adjustment to interest expense for the related line of credit when settled.

During the year ended December 31, 2014, we repurchased 460,496 shares of CTS common stock at a total cost of $8,002,000 or an average price of $17.38 per share.

As of December 31, 2014, CTS' intent is to permanently reinvest funds outside the U.S. Any repatriation may not result in significant cash income tax payments as the taxable event would likely be offset by the utilization of the then available net operating losses and tax credits. CTS does not provide for U.S. income taxes on undistributed earnings of its foreign subsidiaries that are intended to be permanently reinvested.

We have historically funded our capital and operating needs primarily through cash flows from operating activities, supported by available credit under our credit agreements. We believe that cash flows from operating activities and available borrowings under our current credit agreements will be adequate to fund our working capital, capital expenditures and debt service requirements for at least the next twelve months. However, we may choose to pursue additional equity and debt financing to provide additional liquidity or to fund acquisitions.

Critical Accounting Policies and Estimates

Management prepared the consolidated financial statements of CTS under accounting principles generally accepted in the United States of America. These principles require the use of estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions we used are reasonable, based upon the information available.

Our estimates and assumptions affect the reported amounts in our financial statements. The following accounting policies comprise those that we believe are the most critical in understanding and evaluating CTS' reported financial results.

Revenue Recognition

Product revenue is recognized once four criteria are met: (1) we have persuasive evidence that an arrangement exists; (2) delivery has occurred and title has passed to the customer, which generally happens at the point of shipment provided that no significant obligations remain; (3) the price is fixed and determinable; and (4) collectability is reasonably assured.

Accounts Receivable

We have standardized credit granting and review policies and procedures for all customer accounts, including:

  •
  Credit reviews of all new customer accounts,

  •
  Ongoing credit evaluations of current customers,

  •
  Credit limits and payment terms based on available credit information,

  •
  Adjustments to credit limits based upon payment history and the customer's current credit worthiness,

  •
  An active collection effort by regional credit functions, reporting directly to the corporate financial officers, and

  •
  Limited credit insurance on the majority of our international receivables.

We reserve for estimated credit losses based upon historical experience and specific customer collection issues. Over the last three years, accounts receivable reserves varied from 0.2% to 1.4% of total accounts receivable. We believe our reserve level is appropriate considering the quality of the portfolio. While credit losses have historically been within expectations and the provisions established, we cannot guarantee that our credit loss experience will continue to be consistent with historical experience.

Inventories

We value our inventories at the lower of the actual cost to purchase or manufacture using the first-in, first-out ("FIFO") method, or the current estimated market value. We review inventory quantities on hand and record a provision for excess and obsolete inventory based on forecasts of product demand and production requirements.

Over the last three years, our reserves for excess and obsolete inventories have ranged from 8.1% to 15.6% of

CTS CORPORATION 7

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS ("MD&A")
(continued)

gross inventory. We believe our reserve level is appropriate considering the quantities and quality of the inventories.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and our pension benefit obligation. We utilize actuaries from consulting companies in each country to develop our discount rates that match high-quality bonds currently available and expected to be available during the period to maturity of the pension benefit in order to provide the necessary future cash flows to pay the accumulated benefits when due. After considering the recommendations of our actuaries, we have assumed a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining our annual pension income and expense and the projected benefit obligation. During the fourth quarter of each year, we review our actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material effect on our results of operations.

Valuation of Goodwill

Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include:

  •
  Significant adverse change in legal factors or in the business climate,

  •
  Adverse action or assessment by a regulator,

  •
  Unanticipated competition,

  •
  Loss of key personnel,

  •
  More-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of,

  •
  Testing for recoverability of a significant asset group within a reporting unit, and

  •
  Allocation of a portion of goodwill to a business to be disposed of.

If CTS believes that one or more of the above indicators of impairment have occurred, it performs an impairment test. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. We generally determine the fair value of our reporting units using two valuation methods: Income Approach — Discounted Cash Flow Method and Market Approach — Guideline Public Company Method. The approach defined below is based upon our last impairment test conducted as of December 31, 2014.

Under the "Income Approach — Discounted Cash Flow Method", the key assumptions consider sales, cost of sales and operating expenses projected through the year 2018. These assumptions were determined by management utilizing our internal operating plan and assuming growth rates for revenues and operating expenses, and margin assumptions. The fourth key assumption under this approach is the discount rate which is determined by looking at current risk-free rates of capital, current market interest rates and the evaluation of risk premium relevant to the business segment. If our assumptions relative to growth rates were to change or were incorrect, our fair value calculation may change which could result in impairment.

Under the "Market Approach — Guideline Public Company Method", we identified eight publicly traded companies, including CTS, which we believe have significant relevant similarities. For these eight companies, we calculated the mean ratio of invested capital to revenues and invested capital to EBITDA. Similar to the Income approach discussed above, sales, cost of sales, operating expenses and their respective growth rates were the key assumptions utilized. The market prices of CTS and other guideline company shares are key assumptions. If these market prices increase, the estimated market value would increase. If the market prices decrease, the estimated market value would decrease.

The results of these two methods are weighted based upon management's determination. The Market approaches are based upon historical and current economic conditions, which might not reflect the long-term prospects or opportunities for CTS' business being evaluated.

8 CTS CORPORATION

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS ("MD&A")
(continued)

If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill.

There have not been any significant changes to our impairment testing methodology other than updating the assumptions to reflect the current market environment. As discussed above, key assumptions used in the first step of the goodwill impairment test were determined by management utilizing the internal operating plan. The key assumptions utilized include forecasted growth rates for revenues and operating expenses as well as a discount rate which is determined by looking at current risk-free rates of capital, current market interest rates and the evaluation of a risk premium relevant to the business segment. CTS will monitor future results and will perform a test if indicators trigger an impairment review.

We test the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Based upon our latest assessment, we determined that our goodwill was not impaired as of the end of December 2014.

Valuation of Long-Lived and Other Intangible Assets

We evaluate the impairment of identifiable intangibles and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered that may trigger an impairment review consist of:

  •
  Significant underperformance relative to expected historical or projected future operating results,

  •
  Significant changes in the manner of use of the acquired assets or the strategy for the overall business,

  •
  Significant negative industry or economic trends,

  •
  Significant decline in CTS' stock price for a sustained period, and

  •
  Significant decline in market capitalization relative to net book value.

If CTS believes that one or more of the above indicators of impairment have occurred and the undiscounted cash flow test has failed in the case of amortizable assets, it measures impairment based on projected discounted cash flows using a discount rate that incorporates the risk inherent in the cash flows.

Income Taxes

CTS has identified, evaluated, and measured the amount of income tax benefits to be recognized for all of our income tax positions. Included in deferred tax assets are amounts related to federal, state and foreign net operating losses. CTS intends to utilize these net operating loss carryforwards to offset future income taxes.

CTS' practice is to recognize interest and penalties related to income tax matters as part of income tax expense.

CTS earns a significant amount of its operating income outside of the U.S., which is deemed to be permanently reinvested in foreign jurisdictions. CTS does not intend to repatriate funds, however, should CTS require more capital in the U.S. than is generated by our operations locally, CTS could elect to repatriate funds held in foreign jurisdictions or raise capital in the U.S. through debt or equity issuances. Repatriation would result in higher effective tax rates. Borrowing in the U.S. would result in increased interest expense.

CTS CORPORATION 9

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS ("MD&A")
(continued)

Contractual Obligations

CTS's contractual obligations as of December 31, 2014 were:

	Payments due by period
($ in thousands)	Total	2015	2016-2017	2018-2019	2020-beyond

Long-term debt, including interest	$78,202	$1,709	$76,493	$—	$—
Operating lease payments	16,900	4,700	7,000	4,200	1,000
Obligations related to uncertain tax positions	3,900	—	—	1,000	2,900
Retirement obligations	11,200	5,000	1,600	1,400	3,200

Total	$110,202	$11,409	$85,093	$6,600	$7,100

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

Management believes that existing capital resources and funds generated from operations are sufficient to finance anticipated capital requirements.

Forward-Looking Statements

This document contains statements that are, or may be deemed to be, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, any financial or other guidance, statements that reflect our current expectations concerning future results and events, and any other statements that are not based solely on historical fact. Forward-looking statements are based on management's expectations, certain assumptions and currently available information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based on various assumptions as to future events, the occurrence of which necessarily are subject to uncertainties. These forward-looking statements are made subject to certain risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from those presented in the forward-looking statements. Examples of factors that may affect future operating results and financial condition include, but are not limited to: changes in the economy generally and in respect to the business in which CTS operates; unanticipated issues in integrating acquisitions; the results of actions to reposition our business; rapid technological change; general market conditions in the automotive, communications, and computer industries, as well as conditions in the industrial, defense and aerospace, and medical markets; reliance on key customers; unanticipated natural disasters or other events; the ability to protect our intellectual property; pricing pressures and demand for our products; and risks associated with our international operations, including trade and tariff barriers, exchange rates and political and geopolitical risks. Many of these and other risks and uncertainties are discussed in further detail in Item 1A. of this Annual Report on Form 10-K for the fiscal year ended December 31, 2014. We undertake no obligation to publicly update our forward-looking statements to reflect new information or events or circumstances that arise after the date hereof, including market or industry changes.

*****

10 CTS CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CTS Corporation

We have audited the internal control over financial reporting of CTS Corporation (an Indiana corporation) and subsidiaries (the "Company") as of December 31, 2014, based on criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting" (Management's Report). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in the 2013 Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2014, and our report dated February 24, 2015 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Southfield, Michigan
February 24, 2015

CTS CORPORATION 11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CTS Corporation

We have audited the accompanying consolidated balance sheets of CTS Corporation (an Indiana corporation) and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of earnings (loss), comprehensive earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CTS Corporation and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2015 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Southfield, Michigan
February 24, 2015

12 CTS CORPORATION

CTS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Earnings (Loss)

(In thousands of dollars, except per share amounts)

	Year Ended December 31,
	2014	2013	2012

Net sales	$404,021	$409,461	$304,481
Costs and expenses:
Cost of goods sold	274,058	288,108	212,965
Insurance recovery for business interruption	—	—	(637)
Selling, general and administrative expenses	59,136	69,989	63,071
Research and development expenses	22,563	23,222	20,918
Restructuring and impairment charges	5,941	10,455	3,437
Gain on sale-leaseback transaction	—	—	(10,334)

Operating earnings	42,323	17,687	15,061

Other (expense) income:
Interest expense	(2,326)	(3,264)	(2,569)
Interest income	2,786	1,901	1,720
Other	(3,435)	1,739	232

Total other (expense) income	(2,975)	376	(617)

Earnings from continuing operations before taxes	39,348	18,063	14,444
Income tax expense	12,826	16,066	952

Earnings from continuing operations	26,522	1,997	13,492

Discontinued operations
(Loss) earnings from discontinued operations, net of tax	—	(5,926)	6,841

Net earnings (loss)	$26,522	$(3,929)	$20,333

Net earnings (loss) per share:
Basic:
Continuing operations	$0.79	$0.06	$0.40
Discontinued operations	—	(0.18)	0.20

Net earnings (loss) per share	$0.79	$(0.12)	$0.60

Diluted:
Continuing operations	$0.78	$0.06	$0.39
Discontinued operations	—	(0.18)	0.20

Diluted net earnings (loss) per share	$0.78	$(0.12)	$0.59

Basic weighted-average common shares outstanding:	33,618	33,601	33,922
Effect of dilutive securities	512	648	601

Diluted weighted-average common shares outstanding	34,130	34,249	34,523

Cash dividends declared per share	$0.160	$0.145	$0.140

The accompanying notes are an integral part of the consolidated financ ial statements.

CTS CORPORATION 13

CTS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Earnings

(In thousands of dollars)

	Year Ended December 31,
	2014	2013	2012

Net earnings (loss)	$26,522	$(3,929)	$20,333
Other comprehensive (loss) earnings:
Changes in fair market value of hedges, net of tax	(40)	384	(980)
Changes in unrealized pension cost, net of tax	(21,062)	37,738	(5,787)
Cumulative translation adjustment, net of tax	(1,234)	585	1,309

Other comprehensive (loss) earnings	$(22,336)	$38,707	$(5,458)

Comprehensive earnings	$4,186	$34,778	$14,875

The accompanying notes are an integral part of the consolidated financial statements.

14 CTS CORPORATION

CTS CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets

(In thousands of dollars)

	December 31,
	2014	2013

ASSETS

Current Assets
Cash and cash equivalents	$134,508	$124,368
Accounts receivable, net	56,894	62,667
Inventories, net	27,887	32,226
Other current assets	21,112	17,008

Total current assets	240,401	236,269
Property, plant and equipment, net	71,414	74,869
Other Assets
Prepaid pension asset	32,099	56,396
Goodwill	32,047	32,047
Indefinite-lived intangible asset	690	690
Other intangible assets, net	35,902	40,092
Deferred income taxes	43,120	38,620
Other	1,253	1,282

Total other assets	145,111	169,127

Total Assets	$456,926	$480,265

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable	$43,343	$47,052
Accrued payroll and benefits	11,283	20,822
Accrued liabilities	25,356	27,246

Total current liabilities	79,982	95,120
Long-term debt	75,000	75,000
Long-term portion of interest rate swap	380	604
Post retirement obligations	3,049	7,935
Other long-term obligations	8,726	4,877
Shareholders' Equity
Preferred stock	—	—
Common stock	299,892	297,164
Additional contributed capital	39,153	39,631
Retained earnings	380,145	358,997
Accumulated other comprehensive loss	(104,233)	(81,897)

Total shareholders' equity before treasury stock	614,957	613,895
Treasury stock	(325,168)	(317,166)

Total shareholders' equity	289,789	296,729

Total Liabilities and Shareholders' Equity	$456,926	$480,265

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION 15

CTS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(In thousands of dollars)

	Year Ended December 31,
	2014	2013	2012

Cash flows from operating activities:
Net earnings (loss)	$26,522	$(3,929)	$20,333
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	16,971	21,169	19,615
Prepaid pension asset	(8,426)	(5,744)	(7,432)
Equity-based compensation	2,660	4,219	4,099
Restructuring charges	5,508	8,129	3,844
Restructuring impairment charges	433	3,770	2,542
Pension liability	—	(8,332)	(1,597)
Amortization of retirement benefit adjustments	5,722	8,138	6,918
Deferred income taxes	4,900	12,568	(201)
Loss on sale of EMS business	—	1,229	—
Gain on sale-leaseback transaction	—	—	(10,334)
Insurance recovery for business interruption and property damage — casualties	—	—	(22,662)
Insurance proceeds for business interruption and property damage other than property, plant and equipment — casualty	—	—	23,353
Changes in assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	4,356	(6,075)	9,500
Inventories	3,437	(2,511)	18,832
Accounts payable	(2,692)	4,716	(17,519)
Accrued liabilities	(18,922)	733	(8,958)
Income taxes payable	262	(15)	(7)
Other	(8,308)	(494)	1,328

Total adjustments	5,901	41,500	21,321

Net cash provided by operating activities	32,423	37,571	41,654

Cash flows from investing activities:
Capital expenditures	(12,949)	(13,982)	(13,464)
Proceeds from sale of assets	4,951	1,768	499
Proceeds from sale of EMS business	—	75,000	—
Payment for acquisitions, net of cash acquired	—	—	(78,189)
Proceeds from sale-leaseback transaction	—	—	17,678
Capital expenditures to replace property, plant and equipment damaged in casualties, net of insurance proceeds	—	—	(609)

Net cash (used in) provided by investing activities	(7,998)	62,786	(74,085)

Cash flows from financing activities:
Payments of long-term debt	(1,030,200)	(3,864,500)	(5,461,600)
Proceeds from borrowings of long-term debt	1,030,200	3,786,000	5,540,700
Payments of short-term notes payable	(810)	(2,218)	(2,271)
Proceeds from borrowings of short-term notes payable	810	2,218	2,271
Purchase of treasury stock	(8,002)	(6,208)	(10,374)
Dividends paid	(5,374)	(4,874)	(4,759)
Exercise of stock options	1,204	2,722	1,679
Other	(2,835)	294	160

Net cash (used in) provided by financing activities	(15,007)	(86,566)	65,806

Effect of exchange rate on cash and cash equivalents	722	1,006	(216)

Net increase in cash and cash equivalents	10,140	14,797	33,159
Cash and cash equivalents at beginning of year	124,368	109,571	76,412

Cash and cash equivalents at end of year	$134,508	$124,368	$109,571

Supplemental cash flow information:
Cash paid for Interest	$2,113	$3,104	$2,258
Cash paid for Income taxes, net	$7,994	$6,431	$6,786

The accompanying notes are an integral part of the consolidated financial statements.

16 CTS CORPORATION

CTS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity

(In thousands of dollars)

	Common Stock	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Earnings/(Loss)	Treasury Stock	Total

Balances at January 1, 2012	$287,661	$39,161	$352,205	$(115,146)	$(300,584)	$263,297
Net earnings			20,333			20,333
Changes in fair market value of hedges, net of tax				(980)		(980)
Changes in unrealized pension cost, net of tax				(5,787)		(5,787)
Cumulative translation adjustment, net of tax				1,309		1,309
Cash dividends of $0.14 per share			(4,738)			(4,738)
Acquired 1,105,848 shares for treasury stock					(10,374)	(10,374)
Issued shares on exercise of options — net	1,679	(6)				1,673
Issued shares on vesting of restricted stock units	2,172	(3,430)				(1,258)
Tax benefit on vesting of restricted stock units		184				184
Stock compensation		4,099				4,099

Balances at December 31, 2012	$291,512	$40,008	$367,800	$(120,604)	$(310,958)	$267,758
Net loss			(3,929)			(3,929)
Changes in fair market value of hedges, net of tax				384		384
Changes in unrealized pension cost, net of tax				37,738		37,738
Cumulative translation adjustment, net of tax				585		585
Cash dividends of $0.145 per share			(4,874)			(4,874)
Acquired 419,190 shares for treasury stock					(6,208)	(6,208)
Issued shares on exercise of options — net	2,722	31				2,753
Issued shares on vesting of restricted stock units	2,930	(4,744)				(1,814)
Tax benefit on vesting of restricted stock units		117				117
Stock compensation		4,219				4,219

Balances at December 31, 2013	$297,164	$39,631	$358,997	$(81,897)	$(317,166)	$296,729
Net earnings			26,522			26,522
Changes in fair market value of hedges, net of tax				(40)		(40)
Changes in unrealized pension cost, net of tax				(21,062)		(21,062)
Cumulative translation adjustment, net of tax				(1,234)		(1,234)
Cash dividends of $0.16 per share			(5,374)			(5,374)
Acquired 460,496 shares for treasury stock					(8,002)	(8,002)
Issued shares on exercise of options — net	1,328	(124)				1,204
Issued shares on vesting of restricted stock units	1,400	(3,311)				(1,911)
Tax benefit on vesting of restricted stock units		297				297
Stock compensation		2,660				2,660

Balances at December 31, 2014	$299,892	$39,153	$380,145	$(104,233)	$(325,168)	$289,789

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — Summary of Significant Accounting Policies

Description of Business: CTS Corporation ("CTS" or "the Company") is a global manufacturer of electronic components and sensors. CTS designs, manufactures, assembles, and sells a broad line of electronic components and sensors. CTS operates manufacturing facilities located throughout North America, Asia and Europe and services major markets globally.

On October 2, 2013, CTS sold its Electronics Manufacturing Solutions ("EMS") business to Benchmark Electronics, Inc. ("Benchmark") for approximately $75,000,000 in cash. The sale of EMS, along with the announcement of the June 2013 Restructuring Plan ("June 2013 Plan") has allowed CTS to sharpen its focus on its Components and Sensors business. Due to the sale, the 2012 and 2013 amounts in the Consolidated Statements of Earnings (Loss) related to EMS have been reported separately as Discontinued operations. Refer to NOTE 17, "Discontinued Operations."

CTS consists of one reportable business segment. Prior to the sale of the EMS segment, CTS had two reportable segments: 1) Components and Sensors and 2) EMS. The prior year's segment reporting has been updated to conform to the current period's presentation of one reportable business segment.

Principles of Consolidation: The consolidated financial statements include the accounts of CTS and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Reclassifications: Certain reclassifications have been made for the prior periods presented in the consolidated financial statements for discontinued operations resulting from the 2013 sale of the EMS business.

Fiscal Calendar: CTS operates on a 4 week/ 4 week/ 5 week fiscal quarter, and each fiscal quarter ends on a Sunday. The fiscal year always begins on January 1 and ends on December 31. CTS' fiscal calendar results in some fiscal quarters being either greater than or less than 13 weeks, depending on the days of the week those dates fall. During the 2014 fiscal year, CTS' quarter end dates were as follows:

  •
  March 30
  •
  June 29
  •
  September 28
  •
  December 31.

Use of Estimates: The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Cash Equivalents: All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable consists primarily of amounts due to CTS from normal business activities. CTS maintains an allowance for doubtful accounts for estimated uncollectible accounts receivable. CTS reserves for estimated credit losses based upon historical experience and specific customer collection issues. Accounts are written off against the allowance account when they are determined to be no longer collectible.

Concentration of Credit Risk: Financial instruments that potentially subject CTS to concentrations of credit risk consist of cash and cash equivalents. CTS' cash and cash equivalents, at times, may exceed federally insured limits. Cash and cash equivalents are deposited primarily in banking institutions with global operations. CTS has not experienced any losses in such accounts. CTS believes it is not exposed to any significant credit risk on cash and cash equivalents.

Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, computer, medical, industrial, and defense and aerospace markets, primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. The allowance for doubtful accounts is based on management's estimates of the collectability of its accounts receivable after analyzing historical bad debts, customer concentrations, customer credit worthiness, and current economic trends. Uncollectible trade receivables are charged against the allowance for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted.

Our net sales to significant customers as a percentage of total net sales were as follows:

	Year Ended December 31,
	2014	2013	2012

Customer A	10.8%	8.4%	10.6%

No other customer accounted for 10% or more of total net sales during these periods.

18 CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Inventories: CTS values its inventories at the lower of the actual cost to purchase or manufacture using the first-in, first-out ("FIFO") method, or the current estimated market value. CTS reviews inventory quantities on hand and records a provision for excess and obsolete inventory based on forecasts of product demand and production requirements.

Retirement Plans: CTS has various defined benefit and defined contribution retirement plans. CTS' policy is to annually fund the defined benefit pension plans at or above the minimum required by law. CTS: 1 Recognizes the funded status of a benefit plan (measured as the difference between plan assets at fair value and the benefit obligation) in CTS' Consolidated Balance Sheets; 2 Recognizes the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit/cost as a component of Other comprehensive income; and 3 Measures defined benefit plan assets and obligations as of the date of the employer's fiscal year-end Consolidated Balance Sheets. See NOTE 5, "Retirement Plans" for further information.

Property, Plant and Equipment: Property, plant and equipment is stated at cost. Depreciation and amortization is computed primarily over the estimated useful lives of the various classes of assets using the straight-line method. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from 3 to 8 years. Depreciation on leasehold improvements is computed over the lease term or estimated useful lives of the assets. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gains or losses are included in operating earnings.

Income Taxes: Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. CTS maintains valuation allowances to reduce deferred tax assets if it is more-likely-than-not that some position or all of the deferred tax asset will not be realized. CTS recognizes the benefit of tax positions when a benefit is more likely than not (i.e., greater than 50% likely) to be sustained on its technical merits. Recognized tax benefits are measured at the largest amount that is more-likely-than-not to be sustained, based on cumulative probability, in final settlement of the position . CTS recognizes interest and penalties related to income tax matters as part of income tax expense. See NOTE 16, "Income Taxes" for further information.

Goodwill and Other Intangible Assets: Goodwill represents the unamortized excess of the cost of acquiring a business over the fair values of the net assets received at the date of acquisition.

We test the impairment of goodwill each year as of the end of December or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We completed our annual impairment test during January 2015 and determined that our goodwill was not impaired as of December 31, 2014.

Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include:

  •
  Significant adverse change in legal factors or in the business climate,

  •
  Adverse action or assessment by a regulator,

  •
  Unanticipated competition,

  •
  Loss of key personnel,

  •
  More-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of,

  •
  Testing for recoverability of a significant asset group within a reporting unit, and

  •
  Allocation of a portion of goodwill to a business to be disposed of.

There have not been any significant changes to our impairment testing methodology other than updating the assumptions to reflect the current market environment. CTS will monitor future results and will perform a test if indicators trigger an impairment review.

Other intangible assets capitalized consist primarily of customer lists and relationships, patents and other intangibles. These assets are recorded at cost and amortized on a straight-line basis over a weighted-average life. The weighted-average remaining amortization period for the

CTS CORPORATION 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

amortizable intangible assets is 10.9 years. The weighted-average remaining amortization period for customer lists and relationships is 11.9 years and for the other intangibles is 7.6 years.

Revenue Recognition: Product revenue is recognized once four criteria are met: 1. CTS has persuasive evidence that an arrangement exists; 2. delivery has occurred and title has passed to the customer, which generally happens at the point of shipment provided that no significant obligations remain; 3. the price is fixed and determinable; and 4. collectability is reasonably assured.

Research and Development: Research and development ("R&D") costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes. Research and development costs also include the implementation of the new knowledge through design, testing of product alternatives or construction of prototypes. CTS expenses all research and development costs as incurred, net of customer reimbursements for sales of prototype and non-recurring engineering charges.

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

Costs of molds, dies and other tools used to make products sold for which CTS has a contractual guarantee for lump sum reimbursement from the customer are capitalized in Other current assets. Cost recorded for costs of molds, dies, and other tools for which customer reimbursement is assured consist of the following in the consolidated balance sheet:

	As of December 31,
($ in thousands)	2014	2013

Cost of molds, dies and other tools included in Other current assets	$2,991	$3,059

CTS may, from time to time, partially recover costs related to these activities from the customer. Any reimbursements received from customers are netted against such costs. A summary of amounts received from customers is as follows:

	Year Ended December 31,
($ in thousands)	2014	2013	2012

Reimbursement received from customers	$1,400	$2,087	$3,186

Financial Instruments: CTS uses interest rate swaps to convert a portion of the line of credit's variable rate of interest into a fixed rate. As a result of the use of these derivative instruments, the Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate the counterparty credit risk, the Company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors. CTS' established policies and procedures for mitigating credit risk on principal transactions include reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

CTS estimates the fair value of its financial instruments as follows:

Instrument	Method for determining fair value

Cash, cash equivalents, accounts receivable and accounts payable	Cost, approximates fair value due to the short-term nature of these instruments.

Revolving credit facility	The fair value of long-term debt was measured using a market approach which uses current industry information and approximates carrying value.

Interest rate swaps	The fair value of CTS' interest rate swaps are measured using a market approach which uses current industry information.

20 CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

CTS uses interest rate swaps to convert a portion of the line of credit's variable rate of interest into a fixed rate. As a result of the use of these derivative instruments, the Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate the counterparty credit risk, the Company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors. CTS' established policies and procedures for mitigating credit risk on principal transactions include reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

Debt Issuance Costs: CTS has debt issuance costs related to its long-term debt that are being amortized using the straight-line method over the life of the debt.

Equity-Based Compensation: CTS recognizes expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings (Loss). CTS had stock options and restricted stock units ("RSUs") outstanding at December 31, 2014.

CTS estimates the fair value of stock option awards on the date of grant using the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of CTS' common stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Earnings (Loss).

The grant date fair values of our service-based and our performance-based RSUs are the closing price of our common stock on the date of grant. The grant date fair value of our market-based RSUs is determined by using a simulation, or Monte Carlo, approach. Under this approach, stock returns from comparative group companies are simulated over the performance period, considering both stock returns volatility and the correlation of returns. The simulated results are then used to estimate the future payout based on the performance and payout relationship established by the conditions of the award. The future payout is discounted to the measurement date using the risk-free interest rate.

Both CTS' stock options and RSUs primarily have a graded-vesting schedule. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. See NOTE 14, "Equity-Based Compensation" for further information.

Earnings Per Share: Basic earnings per share excludes any dilution and is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in CTS' earnings. Diluted earnings per share is calculated by adding all potentially dilutive shares to the weighted average number of common shares outstanding for the numerator. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings per share.

CTS' antidilutive stock options and units consist of the following:

	Year Ended December 31,
(units)	2014	2013	2012

Antidilutive stock options and units	—	—	346

Foreign Currencies: The financial statements of CTS' non-U.S. subsidiaries, except the United Kingdom ("U.K.") subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings.

CTS CORPORATION 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Foreign currency (loss) gain recorded in the statement of operations includes the following:

	Year Ended December 31,
($ in thousands)	2014	2013	2012

Foreign currency (loss) gain — continuing operations	$(4,130)	$1,625	$113
Foreign currency (loss) gain — discontinued operations	$—	$(290)	$700

The assets and liabilities of CTS' U.K. subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the "Accumulated other comprehensive loss" component of shareholders' equity. Consolidated Statement of Earnings (Loss) accounts are translated at the average rates during the period.

Shipping and Handling: All fees billed to the customer for shipping and handling is classified as a component of net sales. All costs associated with shipping and handling is classified as a component of cost of sales.

Sales Taxes: CTS classifies sales taxes on a net basis in its consolidated financial statements.

Impairment of Long-lived Assets and Long-lived Assets to be Disposed of: CTS accounts for long-lived assets in accordance with the provisions of ASC 360. The statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the sum of the undiscounted cash flows expected to result from the use and the eventual disposition of the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See NOTE 6, "Goodwill and Other Intangible Assets," for further information.

CTS tests Goodwill for impairment annually and when an impairment triggering event occurs using a fair value approach at the reporting unit level. No goodwill impairment was recorded for the years ended December 31, 2014, 2013 and 2012.

CTS tests indefinite-lived intangibles for impairment annually and when an impairment triggering event occurs using a fair value approach at the reporting unit level. No impairment was recorded for the years ended December 31, 2014 and December 31, 2013. The impairment recognized for the year ending December 31, 2012 was immaterial.

Generally, CTS amortizes the cost of other finite-lived intangibles over a straight-line basis using their estimated useful lives except for the cost of customer list intangibles acquired in the Tusonix, Inc. ("Tusonix"), Fordahl S.A. ("Fordahl"), Valpey-Fisher Corporation ("Valpey-Fisher") and D&R Technologies, LLC ("D&R") acquisitions, which are amortized using a 150% double-declining balance method over their estimated useful lives. CTS assesses useful lives based on the period over which the asset is expected to contribute to CTS' cash flows. CTS reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the asset is written down to fair value based on either discounted cash flows or appraised values.

Recently Issued Accounting Pronouncements

ASU 2014-12, "Compensation — Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period"

In June 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-12, Compensation — Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amended guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period should be treated as a performance condition.

Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The amendments in this update provide explicit guidance for those awards.

22 CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. Entities may apply the amendments either prospectively to all awards granted or modified after the effective date, or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. These provisions will not have a material impact on our financial statements.

ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)"

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The guidance in this ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The new revenue recognition guidance more closely aligns U.S. GAAP with International Financial Reporting Standards ("IFRS"). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To achieve that core principle, an entity should apply the following steps:

Step 1:	Identify the contract(s) with a customer.
Step 2:	Identify the performance obligations in the contract.
Step 3:	Determine the transaction price.
Step 4:	Allocate the transaction price to the performance obligations in the contract.
Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation.

The guidance is effective for annual periods beginning on or after December 15, 2016 and interim periods within that reporting period. Early adoption is not permitted. These provisions of this guidance are still being evaluated. The impact on CTS' financial statements has not yet been determined.

ASU 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity"

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The ASU is aimed at reducing the frequency of disposals reported as discontinued operations by focusing on strategic shifts that have or will have a major effect on an entity's operations and financial results. In another change from current U.S. GAAP, the guidance permits companies to have continuing cash flows and significant continuing involvement with the disposed component. The new definition of a discontinued operation more closely aligns U.S. GAAP with IFRS.

The ASU requires the reclassification of assets and liabilities of a discontinued operation in the statement of financial position for all prior periods presented. The standard expands the disclosures for discontinued operations and requires new disclosures related to individually material disposals that do not meet the definition of a discontinued operation, an entity's continuing involvement with a discontinued operation following the disposal date and retained equity method investments in a discontinued operation.

The guidance is effective for annual periods beginning on or after December 15, 2014 and interim periods within that year. The ASU is applied prospectively. Early adoption is permitted but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issue. These provisions will not have a material impact on our financial statements.

ASU 2014-06, "Technical Corrections and Improvements Related to Glossary Terms"

In March 2014, the FASB issued ASU 2014-06, Technical Corrections and Improvements Related to Glossary Terms. The new guidance is designed to clarify the Master Glossary of the Codification, consolidate multiple instances of the same into a single definition and make minor improvements to the Master Glossary. The FASB said the amendments are not expected to result in substantial changes to the application of existing guidance. These provisions are effective upon issuance. These provisions will not have a material impact on our financial statements.

CTS CORPORATION 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Subsequent Events: CTS has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the date the financial statements are issued.

NOTE 2 — Accounts Receivable

The components of accounts receivable are as follows:

	As of
($ in thousands)	December 31, 2014	December 31, 2013

Accounts receivable, gross	$56,994	$62,797
Less: Allowance for doubtful accounts	(100)	(130)

Accounts receivable, net	$56,894	$62,667

NOTE 3 — Inventories

Inventories consist of the following:

	As of
($ in thousands)	December 31, 2014	December 31, 2013

Finished goods	$11,728	$10,310
Work-in-process	7,297	7,492
Raw materials	15,562	19,021
Less: Inventory reserves	(6,700)	(4,597)

Inventories, net	$27,887	$32,226

NOTE 4 — Property, Plant and Equipment

Property, plant and equipment is comprised of the following:

	As of
($ in thousands)	December 31, 2014	December 31, 2013

Land	$3,044	$3,938
Buildings and improvements	67,269	69,740
Machinery and equipment	185,999	193,179
Less: Accumulated depreciation	(184,898)	(191,988)

Property, plant and equipment, net	$71,414	$74,869

Depreciation expense recorded in the statement of operations includes the following:

	Year Ended December 31,
($ in thousands)	2014	2013	2012

Continuing operations	$12,781	$12,322	$11,424
Discontinued operations	$—	$3,162	$5,163

NOTE 5 — Retirement Plans

CTS has a number of noncontributory defined benefit pension plans ("Pension Plans") covering approximately 13% of its active employees. Pension Plans covering salaried employees provide pension benefits that are based on the employees´ years of service and compensation prior to retirement. Pension Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

CTS recognizes the funded status of a benefit plan in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the projected benefit obligation. CTS also recognizes, as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit/cost.

The measurement dates for the Pension Plans for CTS' domestic and foreign locations was December 31, 2014 and 2013.

During 2013, a modification was made to the CTS Corporation Domestic Pension Plans freezing benefits for all salaried and non-bargaining unit hourly participants effective December 31, 2013. We recorded a curtailment charge of $651,000 for the year ended December 31, 2013 in conjunction with the freeze.

24 CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

During 2014, CTS approved a plan to terminate the U.K. Limited Retirement Benefits Scheme ("the UK Plan"). The pension liability will be settled in a purchased annuity. CTS expects to complete the termination of the pension plan by the end of 2015.

The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans domestic and foreign locations plan at that measurement dates.

	Domestic Pension Plans		Foreign Pension Plans
($ in thousands)	2014	2013	2014	2013

Accumulated benefit obligation	$284,365	$264,828	$16,168	$15,150

Change in projected benefit obligation:
Projected benefit obligation at January 1	$264,828	$274,497	$16,028	$16,220
Service cost	192	2,435	83	110
Interest cost	12,214	11,046	608	536
Benefits paid	(19,021)	(13,526)	(1,024)	(1,297)
Actuarial loss (gain)	26,152	(5,473)	1,468	295
Loss due to curtailment	—	(4,151)	—	—
Foreign exchange impact and other	—	—	(995)	163

Projected benefit obligation at December 31	$284,365	$264,828	$16,168	$16,027

Change in plan assets:
Assets at fair value at January 1	$314,211	$265,622	$14,867	$13,369
Actual return on assets	13,961	62,012	(2,258)	209
Company contributions	5,302	103	4,478	2,307
Benefits paid	(19,021)	(13,526)	(1,024)	(1,297)
Foreign exchange impact and other	—	—	(935)	279

Assets at fair value at December 31	$314,453	$314,211	$15,128	$14,867

Funded status (plan assets less projected benefit obligations)	$30,088	$49,383	$(1,040)	$(1,160)

The measurement dates for the other post retirement plan were December 31, 2014 and 2013. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the other post retirement plan at that measurement dates.

	Other Postretirement Benefit Plan
($ in thousands)	2014	2013

Accumulated benefit obligation	$5,194	$4,916

Change in projected benefit obligation:
Projected benefit obligation at January 1	$4,916	$5,666
Service cost	4	7
Interest cost	230	223
Actuarial loss (gain)	223	(798)
Benefits paid	(179)	(182)

Projected benefit obligation at December 31	$5,194	$4,916

Change in plan assets:
Assets at fair value at January 1	$—	$—
Actual return on assets	—	—
Company contributions	179	182
Benefits paid	(179)	(182)
Other	—	—

Assets at fair value at December 31	$—	$—

Funded status (plan assets less projected benefit obligations)	$(5,194)	$(4,916)

The components of the prepaid (accrued) cost of the domestic and foreign pension plans, net are classified in the following lines in the Consolidated Balance Sheets at December 31:

	Domestic Pension Plans		Foreign Pension Plans
($ in thousands)	2014	2013	2014	2013

Prepaid pension asset	$31,581	$55,839	$518	$557
Other accrued liabilities	—	(4,814)	—	—
Post retirement obligations	(1,493)	(1,642)	(1,558)	(1,717)

	$30,088	$49,383	$(1,040)	$(1,160)

CTS CORPORATION 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The components of the (accrued) cost of the other postretirement benefit plan, net are classified in the following lines in the Consolidated Balance Sheets at December 31:

	Other Postretirement Benefit Plan
($ in thousands)	2014	2013

Other accrued liabilities	$(342)	$(341)
Other long-term obligations	(4,852)	(4,575)

	$(5,194)	$(4,916)

CTS has also recorded the following amounts to Accumulated Other Comprehensive Loss for the domestic and foreign pension plans, net of tax:

	Domestic Plans
				Foreign Plans
		Prior Service Cost
($ in thousands)	Unrecognized Loss		Total	Unrecognized Loss

Balance at January 1, 2013	$115,933	$679	$116,612	$4,492
Amortization of retirement benefits, net of tax	(4,509)	(277)	(4,786)	(298)
Settlements and curtailments	(428)	(402)	(830)	—
Net actuarial (loss) gain	(31,778)	—	(31,778)	451
Foreign exchange impact	—	—	—	(3)

Balance at January 1, 2014	$79,218	$—	$79,218	$4,642
Amortization of retirement benefits, net of tax	(3,523)	—	(3,523)	(183)
Settlements and curtailments	(106)	—	(106)	—
Net actuarial gain/(loss)	20,605	—	20,605	4,290
Foreign exchange impact	—	—	—	(259)

Balance at December 31, 2014	$96,194	$—	$96,194	$8,490

CTS has also recorded the following amounts to Accumulated Other Comprehensive loss for other postretirement benefit plan, net of tax:

($ in thousands)	Unrecognized (Gain) loss

Balance at January 1, 2013	$(261)
Net actuarial loss	(494)

Balance at January 1, 2014	$(755)
Amortization of retirement benefits, net of tax	98
Net actuarial gain	140

Balance at December 31, 2014	$(517)

CTS expects to recognize, on a pre-tax basis, approximately $6,700,000 of losses in 2015 related to its Pension Plans. CTS does not expect to recognize any significant amounts of the Other Postretirement Benefit Plan unrecognized amounts in 2015.The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets is shown below:

	As of December 31,
($ in thousands)	2014	2013

Projected benefit obligation	$4,612	$10,098
Accumulated benefit obligation	3,860	4,807
Fair value of plan assets	1,562	1,923

26 CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Net pension expense (income) includes the following components:

	Year Ended December 31,			Year Ended December 31,
	Domestic Pension Plans			Foreign Pension Plans
($ in thousands)	2014	2013	2012	2014	2013	2012

Service cost	$192	$2,435	$2,735	$83	$110	$125
Interest cost	12,214	11,046	11,935	608	536	571
Expected return on plan assets(1)	(20,833)	(20,217)	(21,506)	(677)	(474)	(445)
Amortization of unrecognized:
Prior service cost	—	498	605	—	—	—
Loss	5,644	7,245	6,062	231	378	296
Additional cost due to early retirement	172	692	282	—	—	—
Curtailment loss	—	651	—	—	—	—

Net expense/(income)	$(2,611)	$2,350	$113	$245	$550	$547

Weighted-average actuarial assumptions(2)
Benefit obligation assumptions:
Discount rate	4.07%	4.84%	4.06%	3.13%	3.85%	3.46%
Rate of compensation increase	0%	3.00%	3.00%	0.48%	0.56%	0.69%
Pension expense/(income) assumptions:
Discount rate	4.84%	4.06%	4.91%	3.85%	3.46%	3.86%
Expected return on plan assets(1)	7.50%	7.75%	8.00%	4.06%	3.10%	3.00%
Rate of compensation increase	0%	3.00%	3.00%	0.57%	0.69%	0.72%

(1)
Expected return on plan assets is net of expected investment expenses and certain administrative expenses.
(2)
During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

Net postretirement expense includes the following components:

	Other Postretirement Benefit Plan
	Year Ended December 31,
($ in thousands)	2014	2013	2012

Service cost	$4	$7	$9
Interest cost	230	223	255
Amortization of unrecognized:
Gain	(158)	—	(40)

Net (income)/expense	$76	$230	$224

Weighted-average actuarial assumptions(1)
Benefit obligation assumptions:
Discount rate	4.07%	4.84%	4.06%
Rate of compensation increase	0%	0%	0%
Pension income/postretirement Expense assumptions:
Discount rate	4.84%	4.06%	4.91%
Rate of compensation increase	0%	0%	0%

(1)
During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

The discount rate utilized to estimate CTS' pension and postretirement obligations is based on market conditions at December 31, 2014, and is determined using a model consisting of high quality bond portfolios that match cash flows of the plans' projected benefit payments based on the plan participants' service to date and their expected future compensation. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high quality bonds whose maturity dates match the timing and amount of expected future benefit payments.

The discount rate used to determine 2014 pension income and postretirement expense for CTS' pension and postretirement plans is based on market conditions at December 31, 2013 and is the interest rate used to estimate interest incurred on the outstanding projected benefit obligations during the period.

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

CTS CORPORATION 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to ensure for reasonableness and appropriateness.

CTS´ pension plan asset allocation at December 31, 2014 and 2013, and target allocation for 2015 by asset category are as follows:

	Target Allocations	Percentage of Plan Assets at December 31,
Asset Category	2015	2014	2013

Equity securities(1)	60%	60%	67%
Debt securities	25%	25%	20%
Other	15%	15%	13%

Total	100%	100%	100%

(1)
Equity securities include CTS common stock in the amounts of approximately $26,000,000 (8% of total plan assets) at December 31, 2014 and approximately $29,000,000 (9% of total plan assets) at December 31, 2013.

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

The following table summarizes the fair values of CTS' pension plan assets:

	As of December 31,
($ in thousands)	2014	2013

Equity securities — U.S. holdings(1)	$174,153	$175,293
Equity securities — non-U.S. holdings(1)	14,050	16,866
Equity funds — International LP(1)	15,636	15,711
Equity funds — U.S. LP(1)	13,077	12,454
Corporate Bonds(2)	47,417	50,199
Cash and cash equivalents(3)	5,889	9,994
Debt securities issued by U.S., state and local governments(5)	14,484	10,487
Partnerships(7)	11,239	9,010
Long/short equity-focused hedge funds(6)	5,367	11,147
International hedge funds(4)	11,679	10,958
Mortgage-backed securities(8)	3,796	5,176
Fixed annuities(9)	12,475	1,620
Other asset-backed securities	319	163

Total fair value of plan assets	$329,581	$329,078

The fair values at December 31, 2014 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Equity securities — U.S. holdings(1)	$174,153	$—	$—	$174,153
Equity securities — non-U.S. holdings(1)	14,048	2	—	14,050
Equity funds — International LP(1)	—	15,636	—	15,636
Equity funds — U.S. LP(1)	—	13,077	—	13,077
Corporate Bonds(2)	—	47,417	—	47,417
Cash and cash equivalents(3)	5,889	—	—	5,889
Debt securities issued by U.S. and U.K., state and local governments(5)	—	14,484	—	14,484
Partnerships(7)	—	—	11,239	11,239
Long/short equity-focused hedge funds(6)	—	—	5,367	5,367
International hedge funds(4)	—	—	11,679	11,679
Mortgage-backed securities(8)	—	3,796	—	3,796
Fixed annuity contracts(9)	—	—	12,475	12,475
Other asset-backed securities	—	319	—	319

Total	$194,090	$94,731	$40,760	$329,581

28 CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The fair values at December 31, 2013 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Equity securities — U.S. holdings(1)	$175,293	$—	$—	$175,293
Equity securities — non-U.S. holdings(1)	16,866	—	—	16,866
Equity funds — International LP(1)	—	15,711	—	15,711
Equity funds — U.S. LP(1)	—	12,454	—	12,454
Corporate Bonds(2)	—	50,199	—	50,199
Cash and cash equivalents(3)	9,994	—	—	9,994
Debt securities issued by U.S. and U.K., state and local governments(5)	—	10,487	—	10,487
Partnerships(7)	—	—	9,010	9,010
Long/short equity-focused hedge funds(6)	—	—	11,147	11,147
International hedge funds(4)	—	—	10,958	10,958
Mortgage-backed securities(8)	—	5,176	—	5,176
Fixed annuity contracts(9)	—	—	1,620	1,620
Other asset-backed securities	—	163	—	163

Total	$202,153	$94,190	$32,735	$329,078

(1)
Comprised of common stocks of companies in various industries. The Pension Plan fund manager may shift investments from value to growth strategies or vice-versa, from small cap to large cap stocks or vice-versa, in order to meet the Pension Plan's investment objectives, which are to provide for a reasonable amount of long-term growth of capital without undue exposure to volatility, and protect the assets from erosion of purchasing power.
(2)
Comprised of investment grade securities of companies in various industries.
(3)
Comprised of investment grade short-term investment funds.
(4)
This fund allocates its capital across several direct hedge-fund organizations. This fund invests with hedge funds that employ "non-directional" strategies. These strategies do not require the direction of the markets to generate returns. The majority of these hedge funds generate returns by the occurrence of key events such as bankruptcies, mergers, spin-offs, etc.
(5)
Comprised of investment grade securities that are backed by the U.S., state or local governments.
(6)
The hedge fund manager utilizes fundamental research and invests in equities both long (seeking price appreciation) and short (expectation that the stock will fall) instruments.
(7)
Comprised of partnerships that invest in various U.S. and international industries.
(8)
Comprised of investment grade securities in which approximately $941,224 and $1,148,218 are backed by the U.S. government for the years ended December 31, 2014 and December 31, 2013, and the remainder by commercial real estate.
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

•
Level 2:  Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets in active or inactive markets, and inputs other than quoted prices that are observable for the asset, such as interest rates and yield curves that are observable at commonly quoted intervals. Certain of our pension assets valued by Level 2 inputs are comprised of partnership investments which are not exchange traded and are valued at their Net Asset Values ("NAV") which are considered observable inputs.

•
Level 3:  Fair value measurements based on valuation techniques that use significant inputs that are unobservable.

The table below reconciles the Level 3 international hedge fund assets within the fair value hierarchy:

($ in thousands)	Amount

Fair value of Level 3 hedge fund assets at December 31, 2012	$10,395
Capital contributions	—
Realized and unrealized gain	563

Fair value of Level 3 hedge fund assets at December 31, 2013	$10,958

Capital contributions	—
Realized and unrealized gain	721

Fair value of Level 3 hedge fund assets at December 31, 2014	$11,679

CTS CORPORATION 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The table below reconciles the Level 3 long/short equity-focused hedge fund assets within the fair value hierarchy:

($ in thousands)	Amount

Fair value of Level 3 hedge fund assets at December 31, 2012	$9,937
Capital contributions	4,650
Capital distributions	(4,697)
Realized and unrealized gain	1,257

Fair value of Level 3 hedge fund assets at December 31, 2013	$11,147

Capital contributions	—
Capital distributions	(6,178)
Realized and unrealized gain	398

Fair value of Level 3 hedge fund assets at December 31, 2014	$5,367

The hedge fund manager reviews the net asset values of the underlying portfolio of hedge funds and also the hedge fund positions within the portfolio. If the positions cannot be exited within one year these funds are considered level 3 investments within the fair value hierarchy.

The table below reconciles the Level 3 partnership assets within the fair value hierarchy:

($ in thousands)	Amount

Fair value of Level 3 partnership assets at January 1, 2013	$6,330
Capital contributions	2,462
Net ordinary gain attributable to partnership assets	—
Realized and unrealized gain	822
Capital distributions	(604)

Fair value of Level 3 partnership assets at December 31, 2013	9,010
Capital contributions	2,570
Net ordinary gain attributable to partnership assets	—
Realized and unrealized gain	1,733
Capital distributions	(2,074)

Fair value of Level 3 partnership assets at December 31, 2014	$11,239

The partnership fund manager uses a market approach in estimating the fair value of the plan's Level 3 asset. The market approach estimates the fair value by first, determining the entity's earnings before interest, taxes, depreciation and amortization and then multiplying that value by an estimated multiple. When establishing an appropriate multiple, the fund manager considers recent comparable private company transactions and multiples paid. The entity's net debt is then subtracted from the calculated amount to arrive at an estimated fair value for the entity. The fund manager's goal is to provide a conservative estimate of the fair value of such assets and to utilize conservative estimates of multiples used in establishing such fair values.

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

The table below reconciles the Level 3 fixed annuity contracts within the fair value hierarchy:

($ in thousands)	Amount

Fair value of Level 3 fixed annuity contracts at January 1, 2013	$1,681
Purchases	—
Benefits paid	(108)
Net gain	47

Fair value of Level 3 fixed annuity contracts at December 31, 2013	1,620
Purchases	11,530
Benefits paid	(117)
Net loss	(558)

Fair value of Level 3 fixed annuity contracts at December 31, 2014	$12,475

CTS expects to make $400,000 of contributions to the domestic plans and $4,600,000 of contributions to the foreign plans during 2015.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Domestic Pension Plans	Foreign Pension Plans	Other Postretirement Benefit Plan

2015	$15,652	$413	$342
2016	16,532	558	336
2017	16,763	421	329
2018	16,873	555	322
2019	17,124	651	315
Thereafter	86,449	4,217	1,459

30 CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee's annual salary.

Expenses related to defined contribution plans include the following:

	Year Ended December 31,
($ in thousands)	2014	2013	2012

401(k) and other plan expense	$3,719	$4,651	$5,078

NOTE 6 — Goodwill and Other Intangible Assets

Other intangible assets consist of the following:

	As of December 31, 2014
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Amount

Amortized intangible assets:
Customer lists/relationships	$51,804	$(24,415)	$27,389
Patents	10,319	(10,319)	—
Other intangibles	12,270	(3,757)	8,513

Other intangible assets, net	$74,393	$(38,491)	$35,902

Amortization expense for the year ended December 31, 2014		$4,190

Amortization expense remaining for other intangible assets is as follows:

($ in thousands)	Amortization expense

2015	$3,949
2016	3,647
2017	3,569
2018	3,484
2019	3,475
Thereafter	17,778

Total amortization expense	$35,902

	As of December 31, 2013
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Amount

Amortized intangible assets:
Customer lists/relationships	$51,804	$(21,490)	$30,314
Patents	10,319	(10,319)	—
Other intangibles	12,270	(2,492)	9,778

Other intangible assets, net	$74,393	$(34,301)	$40,092

Amortization expense for the year ended December 31, 2013		$5,002

Amortization expense for the year ended December 31, 2012		$2,118

Changes in the net carrying value amount of goodwill were as follows:

($ in thousands)	Total

Goodwill as of December 31, 2012	$32,547
2013 reduction — sale of EMS business	(500)

Goodwill as of December 31, 2013	32,047
Impairment charge	—

Goodwill as of December 31, 2014	$32,047

NOTE 7 — Costs Associated with Exit and Restructuring Activities

Costs associated with exit and restructuring activities are recorded in the Consolidated Statement of Earnings (Loss) as follows: restructuring-related charges are recorded as a component of Cost of Goods Sold; and restructuring and impairment charges are reported on a separate line and included in Operating Earnings. Total restructuring, impairment and restructuring-related charges were $7,876,000 for the year ended December 31, 2014.

Restructuring-related charges were $1,935,000 for the year ended December 31, 2014. Restructuring and impairment charges were $5,941,000 for the year ended December 31, 2014.

During April 2014, CTS announced plans to restructure its operations and consolidate its Canadian operations into other existing CTS facilities as part of CTS' overall plan to simplify its business model and rationalize its global footprint ("April 2014 Plan").

CTS CORPORATION 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

These restructuring actions will result in the elimination of approximately 120 positions. These actions are expected to be completed in 2015. The following table displays the planned restructuring and restructuring-related charges associated with the April 2014 Plan, as well as a summary of the actual costs incurred through December 31, 2014:

($ in thousands) April 2014 Plan	Planned Costs	Actual costs incurred through December 31, 2014

Inventory write-down	$250	$—
Equipment relocation	500	—
Other charges	350	—

Restructuring-related charges, included in cost of goods sold	$1,100	$—

Workforce reduction	$4,100	$3,470
Asset impairment charge	—	—
Other charges, including pension termination costs	500	—

Restructuring and impairment charges	$4,600	$3,470

Total restructuring, impairment and restructuring-related charges	$5,700	$3,470

Under the April 2014 Plan, restructuring and impairment charges were $3,470,000 in the year ended December 31, 2014.

During June 2013, CTS announced a restructuring plan to simplify CTS' global footprint by consolidating manufacturing facilities into existing locations. This Plan includes the consolidation of operations from the U.K. manufacturing facility into the Czech Republic facility, the Carol Stream, Illinois manufacturing facility into the Juarez, Mexico facility and to discontinue manufacturing at its Singapore facility. Certain Corporate functions were consolidated or eliminated as a result of the June 2013 Plan and also as a result of the sale of CTS' EMS business.

These restructuring actions will result in the elimination of approximately 350 positions. The above actions are expected to be completed in 2015.

During the fourth quarter of 2014, CTS management revised the June 2013 Plan. The amendment added an additional $4,000,000 in planned costs. Future settlement of the U.K. pension plan is estimated to account for $2,000,000 of the added cost. The remaining $2,000,000 in restructuring and impairment charges are for severance costs and will result in the elimination of approximately 130 additional positions. The positions eliminated will be spread globally throughout CTS businesses. The above actions are expected to be substantially complete in 2015.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2014:

($ in thousands) June 2013 Plan	Planned Costs	Actual costs incurred through December 31, 2014

Inventory write-down	$800	$1,143
Equipment relocation	900	1,767
Other charges	100	602

Restructuring-related charges, included in cost of goods sold	$1,800	$3,512

Workforce reduction	$10,150	$8,431
Asset impairment charge	3,000	4,258
Other charges, including pension termination costs	7,650	1,123

Restructuring and impairment charges	$20,800	$13,812

Total restructuring and restructuring-related charges	$22,600	$17,324

Under the June 2013 Plan, total restructuring, impairment and restructuring-related charges incurred were $4,406,000 for the year ended December 31, 2014 and were $11,508,000 for the year ended December 31, 2013. For the year ended December 31, 2014, the restructuring-related charges were $1,935,000 and the restructuring and impairment charges were $2,471,000. For the year ended December 31, 2013, the restructuring-related charges were $1,053,000 and the restructuring and impairment charges were $10,455,000.

The following table displays the restructuring reserve activity for the period ended December 31, 2014:

($ in thousands) June 2013 Plan and April 2014 Plan

Restructuring liability at January 1, 2014	$3,100
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	7,442
Cost paid	(6,638)

Restructuring liability at December 31, 2014	$3,904

32 CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

During December of 2012, CTS realigned its operations to suit its business needs ("December 2012 Plan"). These realignment actions resulted in the elimination of approximately 190 positions. These actions were completed as of March 31, 2013. Under the December 2012 Plan, total restructuring, impairment and restructuring-related charges incurred were $264,000 for the year ended December 31, 2013 and $2,519,000 for the year ended December 31, 2012. For the year ended December 31, 2013, the restructuring-related charges were $264,000 and there were no restructuring and impairment charges. For the year ended December 31, 2012, the restructuring-related charges were $54,000 and the restructuring and impairment charges were $2,465,000.

During June 2012, CTS initiated certain restructuring actions to reorganize certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 250 positions. These actions were substantially completed by the middle of the fourth quarter of 2012. Under the June 2012 Plan, total restructuring, impairment and restructuring-related charges incurred were $1,985,000 for the year ended December 31, 2012. For the year ended December 31, 2012, the restructuring-related charges were $1,013,000 and the restructuring and impairment charges were $972,000.

NOTE 8 — Accrued Liabilities

The components of Accrued liabilities are as follows:

	As of
($ in thousands)	December 31, 2014	December 31, 2013

Accrued product related costs	$5,216	$5,429
Accrued income taxes	3,346	2,666
Accrued property and other taxes	2,547	1,718
Dividends payable	1,336	1,342
Remediation reserves	3,918	5,116
Other accrued liabilities	8,993	10,975

Total accrued liabilities	$25,356	$27,246

NOTE 9 — Contingencies

Certain processes in the manufacture of CTS' current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a potentially responsible party regarding hazardous substances at several sites either owned, not owned or operated by CTS. Some sites are Superfund sites such as in Asheville, North Carolina and Mountain View, California. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. CTS records reserves on a undiscounted basis. In the opinion of management, based upon presently available information relating to all such matters, adequate provision for probable costs has been made.

A roll forward of remediation reserves account on the balance sheet is comprised of the following:

	Year Ended December 31,
($ in thousands)	2014	2013

Balance at beginning of period	$5,116	$3,847
Remediation expense	1,521	2,133
Remediation payments	(2,719)	(864)

Balance at the end of the period	$3,918	$5,116

CTS manufactures accelerator pedals for a number of automobile manufacturers, including subsidiaries of Toyota Motor Corporation ("Toyota"). In January 2010, Toyota initiated a recall of a substantial number of vehicles in North America containing pedals manufactured by CTS. The recall expanded to include vehicles in Europe and Asia. The pedal recall and associated events have led to CTS being named as a co-defendant with Toyota in certain litigation in the United States and Canada. CTS is not aware of any legal actions filed in Asia or Europe against CTS at this time. In February 2010, CTS entered into an agreement with Toyota whereby Toyota agreed that it will indemnify, defend, and hold CTS harmless from, and the parties will cooperate in the defense of, third-party civil claims and actions that are filed or asserted in the United States or Canada and that arise from or relate to alleged incidents of unintended acceleration of Toyota and Lexus vehicles. The limited exceptions to indemnification restrict CTS' share of any liability to amounts collectable from its insurers. CTS cannot assure that Toyota will not seek to recover a portion of its recall-related costs from CTS, or that the insurance CTS carries will be sufficient to cover such costs.

CTS CORPORATION 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Certain other claims are pending against CTS with respect to matters arising out of the ordinary conduct of CTS' business. These claims, in the opinion of management, based upon past experience and presently available information, either adequate provision for anticipated costs has been reserved or the ultimate anticipated costs will not materially affect CTS' consolidated financial position, results of operations, or cash flows.

Thailand EMS Manufacturing Facility Flood

During the fourth quarter of 2011, CTS' Thailand EMS manufacturing facility was flooded. The flood damaged inventory and fixed assets and the facility itself. Local property insurance covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. CTS also had business interruption insurance under these policies that covers the lost sales impact and fixed costs. The maximum amount covered under the local insurance policy was exceeded. CTS also has a secondary global insurance policy that covered costs not covered by the local policy. In 2012, approximately $637,000 was recorded as insurance recovery from business interruption claims.

NOTE 10 — Leases

Minimum future obligations under all non-cancelable operating leases as of December 31, 2014 are as follows:

($ in thousands)	Operating Leases

2015	$4,700
2016	3,600
2017	3,400
2018	2,800
2019	1,400
Thereafter	955

Total minimum lease obligations	$16,855

Rent expense for operating leases charged to operations was as follows :

	Year Ended December 31,
($ in thousands)	2014	2013	2012

Rent expense	$4,300	$3,936	$3,435

The operating lease information includes a variety of properties around the world. These properties are used as manufacturing facilities, distribution centers and sales offices. Lease expirations range from 2015 to 2020 with breaking periods specified in the lease agreements. Sublease income was $503,000 in 2014. Future sublease income is $503,000 in 2015 and $482,000 in 2016. Some of CTS' operating leases include renewal options and escalation clauses.

In the fourth quarter of 2012, one of CTS' foreign locations entered into a sale-leaseback transaction. Accordingly, CTS recorded a gain of approximately $10,300,000 and deferred approximately $4,500,000 of gain that will be amortized over six years. As of December 31, 2014, $764,625 is recorded in Accrued liabilities and $2,250,237 is recorded in Other long-term obligations the Consolidated Balance Sheets.

NOTE 11 — Debt

Long-term debt was comprised of the following:

	As of
($ in thousands)	December 31, 2014	December 31, 2013

Revolving credit facility due in 2017	$75,000	$75,000
Weighted average interest rate	1.5%	1.9%
Amount available	$122,535	$122,400
Total credit facility	$200,000	$200,000
Standby letters of credit	$2,465	$2,600
Commitment fee percentage per annum	0.25	0.30

The revolving credit facility requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit facility. CTS was in compliance with all debt covenants at December 31, 2014. The revolving credit facility requires CTS to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving credit facility contains restrictions limiting CTS' ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS'

34 CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

subsidiaries and affiliates; and make stock repurchases and dividend payments. Interest rates on the revolving credit facility fluctuate based upon the London Interbank Offered Rate and the Company's quarterly total leverage ratio. CTS pays a commitment fee on the undrawn portion of the revolving credit facility. The commitment fee varies based on the quarterly leverage ratio.

CTS has debt issuance costs related to its long-term debt that are being amortized using the straight-line method over the life of the debt. Amortization expense was $200,000 in 2014, 2013 and 2012, and was recognized as interest expense.

CTS uses interest rate swaps to convert the line of credit's variable rate of interest into a fixed rate. In the second quarter of 2012, CTS entered into four separate interest rate swap agreements to fix interest rates on $50,000,000 of long-term debt for the periods January 2013 to January 2017. In the third quarter of 2012, CTS entered into four separate interest rate swap agreements to fix interest rates on $25,000,000 of long-term debt for the periods January 2013 to January 2017. The difference to be paid or received under the terms of the swap agreements will be recognized as an adjustment to interest expense for the related line of credit when settled.

These swaps are treated as cash flow hedges and consequently, the changes in fair value were recorded in Other comprehensive income. Interest rate swaps activity recorded in Other comprehensive earnings before tax includes the following:

	For the Year Ended December 31,
($ in thousands)	2014	2013	2012

Unrealized (loss) gain	$(510)	$289	$(1,607)
Realized gain reclassified to interest expense	$488	$319	$—

Interest rate swaps included on the balance sheets are comprised of the following:

	As of
($ in thousands)	December 31, 2014	December 31, 2013

Accrued liabilities	$640	$392
Other long-term obligations	$380	$604

NOTE 12 — Accumulated Other Comprehensive Loss

Shareholders' equity includes certain items classified as Accumulated other comprehensive loss ("AOCI") in the Consolidated Balance Sheets, including:

•
Unrealized gains (losses) on hedges relate to interest rate swaps to convert the line of credit's variable rate of interest into a fixed rate. These hedges are designated as cash flow hedges, and CTS has deferred income statement recognition of gains and losses until the hedged transaction occurs. Amounts reclassified to income from AOCI for hedges are included in interest expense. Further information related to CTS' interest rate swaps is included in NOTE 15, "Fair Value Measurements".

•
Unrealized gains (losses) on pension obligations are deferred from income statement recognition until the gains or losses are realized. Amounts reclassified to income from AOCI are included in net periodic pension expense. Further information related to CTS' pension obligations is included in NOTE 5, "Retirement Plans".

•
Cumulative translation adjustment relates to our non-U.S. subsidiary companies that have designated a functional currency other than the U.S. dollar. CTS is required to translate the subsidiary functional currency financial statements to dollars using a combination of historical, period-end, and average foreign exchange rates. This combination of rates creates the foreign currency translation adjustment component of other comprehensive income. Transfer of foreign currency translation gains and (losses) from AOCI to income are included in Total other income (expense).
CTS CORPORATION 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The components of AOCI for 2014 are as follows (in thousands):

	As of December 31, 2013	Gain (Loss) Recognized in OCI	Gain (Loss) reclassified from AOCI to income	As of December 31, 2014

Changes in fair market value of hedges:
Gross	$(998)	$(510)	$488	$(1,020)
Income tax (benefit)	(402)	(167)	185	(384)

Net	(596)	(343)	303	(636)
Changes in unrealized pension cost:
Gross	(138,133)	(37,043)	5,885	(169,291)
Income tax (benefit)	(55,028)	(12,267)	2,171	(65,124)

Net	(83,105)	(24,776)	3,714	(104,167)
Cumulative translation adjustment:
Gross	949	(704)	—	245
Income tax (benefit)	(855)	530	—	(325)

Net	1,804	(1,234)	—	570

Total accumulated other comprehensive (loss) income	$(81,897)	$(26,353)	$4,017	$(104,233)

The components of AOCI for 2013 are as follows (in thousands):

	As of December 31, 2012	Gain (Loss) recognized in OCI	Gain (Loss) reclassified from AOCI to income	As of December 31, 2013

Changes in fair market value of hedges:
Gross	$(1,606)	$289	$319	$(998)
Income tax (benefit)	(626)	101	123	(402)

Net	(980)	188	196	(596)
Changes in unrealized pension cost:
Gross	(199,241)	51,642	9,466	(138,133)
Income tax (benefit)	(78,398)	19,821	3,549	(55,028)

Net	(120,843)	31,821	5,917	(83,105)
Cumulative translation adjustment:
Gross	575	374	—	949
Income tax (benefit)	(644)	(211)	—	(855)

Net	1,219	585	—	1,804

Total accumulated other comprehensive (loss) income	$(120,604)	$32,594	$6,113	$(81,897)

NOTE 13 — Shareholders' Equity

Share count and par value data related to shareholders' equity are as follows:

	As of
	December 31, 2014		December 31, 2013

Preferred Stock
Par value per share	$	No par value	$	No par value
Shares authorized		25,000,000		25,000,000
Shares outstanding		—		—
Common Stock
Par value per share	$	No par value	$	No par value
Shares authorized		75,000,000		75,000,000
Shares issued		56,101,700		55,808,008
Shares outstanding		33,392,060		33,558,864
Treasury stock
Shares held		22,709,640		22,249,144

CTS uses the cost method to account for its common stock purchases. During the year ended December 31, 2014, CTS purchased 460,496 shares of common stock for $8,002,000 under a board-authorized share repurchase plan. For the year ended December 31, 2013, CTS purchased 419,190 shares of common stock for $6,208,000. Approximately 8,891,040 shares are available for future issuances.

A roll forward of common shares outstanding is as follows:

	As of
	December 31, 2014	December 31, 2013

Balance at the beginning of the year	33,558,864	33,433,128
Repurchases	(460,496)	(419,190)
Stock option issuances	101,350	266,043
Restricted share issuances	192,342	278,883
Restricted share forfeitures	—	—
Shares withheld for tax obligations	—	—

Balance at the end of the period	33,392,060	33,558,864

The following table shows the potentially dilutive securities which have been excluded from the dilutive earnings per share calculation because they are either anti-dilutive, or the exercise price exceeds the average market price.

	For the Year Ended December 31,
	2014	2013	2012

Potentially dilutive securities	—	634	—

36 CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NOTE 14 — Equity-Based Compensation

At December 31, 2014, CTS had five equity-based compensation plans: the 2001 Stock Option Plan ("2001 Plan"), the Nonemployee Directors' Stock Retirement Plan ("Directors' Plan"), the 2004 Omnibus Long-Term Incentive Plan ("2004 Plan"), the 2009 Omnibus Equity and Performance Incentive Plan ("2009 Plan"), and the 2014 Performance & Incentive Plan ("2014 Plan"). Future grants can only be made under the 2014 Plan.

The 2009 Plan, and previously the 2001 Plan and 2004 Plan, provides for grants of incentive stock options or nonqualified stock options to officers, key employees, and nonemployee members of CTS' Board of Directors. In addition, the 2014 Plan, the 2009 Plan and the 2004 Plan allow for grants of stock appreciation rights, restricted stock, RSUs, performance shares, performance units, and other stock awards.

The following table summarizes the compensation expense included in Selling, general and administrative expenses in the Consolidated Statements of Earnings (Loss) related to equity-based compensation plans:

	For the Year Ended December 31,
($ in thousands)	2014	2013	2012

Service-Based RSUs	$1,771	$2,879	$2,939
Performance-Based RSUs	479	674	242
Market-Based RSUs	410	666	918

Total	$2,660	$4,219	$4,099

Income tax benefit	$1,000	$1,600	$1,600

The following table summarizes the unrecognized compensation expense related to non-vested RSUs by type and the weighted-average period in which the expense is to be recognized:

($ in thousands)	Unrecognized compensation expense at December 31, 2014	Weighted- average period

Service-Based RSUs	$1,106	1.3 years
Performance-Based RSUs	875	1.4 years
Market-Based RSUs	634	1.3 years

Total	$2,615

CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following table summarizes the status of these plans as of December 31, 2014:

	2014 Plan	2009 Plan	2004 Plan	2001 Plan

Awards originally available	1,500,000	3,400,000	6,500,000	2,000,000
Stock options outstanding	—	—	5,200	—
RSUs outstanding	42,300	374,442	101,223	—
Options exercisable	—	—	5,200	—
Awards available for grant	1,457,700	1,616,398	106,423	—

Stock Options

Stock options are exercisable in cumulative annual installments over a maximum 10-year period, commencing at least one year from the date of grant. Stock options are generally granted with an exercise price equal to the market price of CTS' stock on the date of grant. The stock options generally vest over four years and have a 10-year contractual life. The awards generally contain provisions to either accelerate vesting or allow vesting to continue on schedule upon retirement if certain service and age requirements are met. The awards also provide for accelerated vesting if there is a change in control event.

CTS estimated the fair value of the stock option on the grant date using the Black-Scholes option-pricing model and assumptions for expected price volatility, option term, risk-free interest rate, and dividend yield. Expected price volatilities were based on historical volatilities of CTS' common stock. The expected option term is derived from historical data on exercise behavior. The dividend yield was based on historical dividend payments. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

CTS CORPORATION 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

A summary of the status of stock options as of December 31, 2014, and changes during the year then ended, is presented below:

	Year Ended
	December 31, 2014
	Options	Weighted- Average Exercise Price

Outstanding at beginning of year	123,000	$12.78
Exercised	(115,100)	$12.84
Expired	(2,700)	$11.04
Forfeited	—	$—

Outstanding at end of period	5,200	$12.35

Exercisable at end of period	5,200	$12.35

Year Ended
December 31, 2014

Intrinsic values of stock options exercised	$831,000
Weighted average remaining contractual life	0.9 years
Aggregate intrinsic values of options outstanding and options exercisable	$29,000

There are no unvested stock options at December 31, 2014.

Service-Based Restricted Stock Units

Service-based RSUs entitle the holder to receive one share of common stock for each unit when the unit vests. RSUs are issued to officers, key employees and non-employee directors as compensation. Generally, the RSUs vest over a three-year period. RSUs granted to non-employee directors vest one month after granted. Upon vesting, the non-employee directors elect to either receive the stock associated with the RSU immediately, or defer receipt of the stock until their retirement from the Board of Directors. The fair value of the RSUs is equivalent to the trading value of CTS' common stock on the grant date.

A summary of the status of RSUs is presented below:

	Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2014	630,288	$10.36
Granted	259,315	9.00
Converted	(289,677)	5.68
Forfeited	(81,961)	11.86

Outstanding at December 31, 2014	517,965	$12.06	11.1 years	$9,235,000

Convertible at December 31, 2014	283,823	$10.07	19.2 years	$5,061,000

	For the Year Ended December 31,
	2014	2013	2012

Weighted average grant date fair value	$9.00	$10.97	$9.83
Intrinsic value of RSUs converted	$5,670,000	$4,535,000	$2,700,000

A summary of the nonvested RSUs is presented below:

	RSUs	Weighted Average Grant Date Fair Value

Nonvested at January 1, 2014	369,565	$11.05
Granted	259,315	9.00
Vested	(312,777)	6.57
Forfeited	(81,961)	11.86

Nonvested at December 31, 2014	234,142	14.48

	Year Ended December 31,
($ in thousands)	2014	2013	2012

Fair value of RSUs vested	$2,055	$3,700	$2,600

Performance-Based Restricted Stock Units

CTS grants performance-based restricted stock unit awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount. Vesting is subject to certification of the fiscal results of the year prior to the target year by CTS' independent auditors. Vesting is

38 CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

dependent upon CTS' achievement of either sales growth targets or cash flow targets as noted in the table below.

Performance-Based RSUs include the following components:

Grant Date	Target Units	Vesting Year	Vesting Dependency	Units Awarded

February 8, 2012	45,850	2014	Sales growth	—
February 8, 2012	39,300	2014	Cash flow	69,600
February 11, 2013	77,700	2016	Sales growth	—
February 11, 2013	66,600	2016	Cash flow	—
February 14, 2014	25,085	2017	Sales growth	—
February 14, 2014	21,500	2017	Cash flow	—

Market-Based Restricted Stock Units

On July 2, 2012, 8,334 units were awarded and vested for an executive officer.

CTS grants market-based restricted stock unit awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount. Vesting is subject to certification of the fiscal results of the year prior to the target year by CTS' independent auditors. The vesting rate will be determined using a matrix based on a percentile ranking of CTS total stockholder return with peer group total shareholder return over a three-year period. Vesting is tied exclusively to CTS total stockholder return relative to peer group companies' total stockholder return rates.

Market-Based RSUs include the following components:

Grant Date	Target Units	Vesting Year	Number of Peer Group Companies	Units Awarded

February 8, 2012	45,850	2014	28	63,800
February 11, 2013	77,700	2016	20	—
February 11, 2013	32,500	2016	20	—
February 14, 2014	25,085	2017	15	—

NOTE 15 — Fair Value Measurements

U.S. GAAP stipulates that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below the carrying amount. As a first step, CTS evaluated certain qualitative factors such as general market, macro-economic conditions, entity-specific events and overall past and projected financial performance of its business operations that could affect CTS' recorded goodwill. If it is determined in the first step that it is more-likely-than-not that goodwill may be impaired, then a two-step method is applied. A two-step method is used to measure the amount of an impairment loss. The first step requires CTS to determine the fair value of the reporting unit and compare that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including a discounted cash flow analysis-income approach and a market approach which uses current industry information. The second step requires CTS to determine the implied fair value of goodwill and measure the impairment loss as the difference between the book value of the goodwill and the implied fair value of the goodwill. The implied fair value of goodwill must be determined in the same manner as if CTS had acquired those reporting units.

In 2014, a Step 1 goodwill test was performed by CTS' management with the assistance of a third-party valuation firm. As of December 31, 2014, it was concluded that the estimated implied fair value of goodwill exceeded the carrying value and accordingly, no goodwill impairment was required.

The table below summarizes the assets measured on a non-recurring basis that were recorded as of December 31, 2014 and the losses recorded during the period ended December 31, 2014 on those assets:

Description ($ in thousands)	Carrying Value at December 31, 2014	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2014

Property, plant and equipment, net	—	—	—	—	$433

During the second quarter of 2013, CTS initiated the June 2013 Plan, which impacted certain locations. This was considered a triggering event, and CTS performed an impairment analysis for the impacted intangibles and long-lived assets. The resulting intangible impairment loss related to customer based intangibles. The fair value of these assets were measured and recorded using an income approach. Projected future cash flows related to these assets were used under this approach to determine their fair

CTS CORPORATION 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

values. CTS recorded an impairment charge of approximately $3,770,000 for 2013. The impairment charge was recorded under "Restructuring and impairment charge" on CTS' Consolidated Statements of Earnings (Loss).

The table below summarizes the financial liability that was measured at fair value on a recurring basis as of December 31, 2014 and the loss recorded during the year ended December 31, 2014:

($ in thousands)	Carrying Value at December 31, 2014	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss Year Ended December 31, 2014

Interest rate swap — cash flow hedge	$1,020	$—	$1,020	$—	$488

The table below summarizes the financial liability that was measured at fair value on a recurring basis as of December 31, 2013 and the loss recorded during the year ended December 31, 2013:

($ in thousands)	Carrying Value at December 31, 2013	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2013

Interest rate swap — cash flow hedge	$998	$—	$998	$—	$319

The fair value of CTS' interest rate swaps were measured using a market approach which uses current industry information. There is a readily determinable market and these swaps are classified within level 2 of the fair value hierarchy.

The table below provides a reconciliation of the recurring financial liability related to interest rate swaps:

($ in thousands)	Interest Rate Swaps

Balance at January 1, 2013	$(1,606)
Total gains for the period:
Included in earnings	319
Included in other comprehensive earnings	289

Balance at January 1, 2014	$(998)
Total gains (losses) for the period:
Included in earnings	488
Included in other comprehensive earnings	(510)

Balance at December 31, 2014	$(1,020)

The estimated net amount that is expected to be reclassed into earnings as interest expense within the next twelve months for the interest rate swaps is appropriately $655,000.

CTS' long-term debt consists of a revolving debt facility which is recorded at its carrying value. There is a readily determinable market for CTS' revolving credit debt and it is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. The fair value of long-term debt was measured using a market approach which uses current industry information and approximates carrying value.

NOTE 16 — Income Taxes

Earnings before income taxes consist of the following for the years ended December 31:

($ in thousands)	2014	2013	2012

Domestic	$19,205	$(5,396)	$(6,184)
Non-U.S.	20,143	23,459	20,628

Total	$39,348	$18,063	$14,444

Significant components of income tax provision/(benefit) are as follows for the years ended December 31:

($ in thousands)	2014	2013	2012

Current:
Federal	$508	$661	$39
State	437	671	534
Non-U.S.	6,981	4,804	5,839

Total Current	7,926	6,136	6,412

Deferred:
Federal	3,436	7,091	(1,423)
State	154	877	(350)
Non-U.S.	1,310	1,962	(3,687)

Total Deferred	4,900	9,930	(5,460)

Total provision for Income Taxes	$12,826	$16,066	$952

40 CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Significant components of the CTS' deferred tax assets and liabilities at December 31 are:

($ in thousands)	2014	2013

Postretirement benefits	$1,953	$1,877
Inventory reserves	1,567	1,934
Loss carry-forwards	23,095	36,373
Credit carry-forwards	16,903	15,028
Nondeductible accruals	6,336	6,126
Research expenditures	30,088	28,606
Prepaid charges	45	727
Foreign exchange loss	1,009	—
Other	4,102	5,476

Gross deferred tax assets	85,098	96,147

Depreciation	11,073	11,168
Pensions	9,462	19,177
Unrealized foreign exchange gain	—	350
Subsidiaries' unremitted earnings	—	2,774
Other	—	696

Gross deferred tax liabilities	20,535	34,165

Net deferred tax assets	64,563	61,982
Deferred tax asset valuation allowance	(12,938)	(14,323)

Total net deferred tax assets	$51,625	$47,659

The current and long-term deferred tax assets and current and long-term deferred tax liabilities at December 31 are:

($ in thousands)	2014	2013

Current Deferred Tax Assets	$8,708	$9,426
Current Deferred Tax Liabilities	(8)	(138)

Total Current Deferred Tax Assets	8,700	9,288

Non-current Deferred Tax Assets	43,120	38,620
Non-current Deferred Tax Liabilities	(195)	(249)

Total Non-current Deferred Tax Assets	42,925	38,371

Total net deferred tax assets	$51,625	$47,659

The current and non-current deferred tax assets and current and non-current deferred tax liabilities were not netted since these items relate to different tax jurisdictions. Current deferred tax assets, current deferred tax liabilities and non-current deferred tax liabilities are included as components of "Other current assets", "Accrued liabilities" and "Other long-term obligations" respectively, on CTS' Consolidated Balance Sheets at December 31, 2014 and December 31, 2013.

At the end of each annual reporting period, CTS makes an assessment of the ultimate realizability of its net deferred tax assets, including deferred tax assets associated with accumulated net operating losses ("NOLs") in the various jurisdictions in which it operates. In assessing the ultimate realizability of its net deferred tax assets, CTS considers its past performance, available tax strategies, and expected future taxable income during the tax loss and credit carry-forward periods.

Generally, CTS assesses that it is more-likely-than-not its net deferred tax assets will be realized during the available carry-forward periods. CTS has determined, however, that a valuation allowance of $12,938,000 should be provided for certain deferred tax assets at December 31, 2014. In most cases, the valuation allowances were necessitated by changes in business activity in the underlying jurisdictions, which contributed to the more-likely-than-not conclusion that the deferred tax assets would not be realized. No valuation allowance was recorded in 2014 against the U.S. federal NOL carry-forward of $43,188,000 expiring in the years 2022 through 2031. CTS assessed the future realization of those NOLs utilizing taxable income projections for years 2015 through 2021. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product line consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, CTS more-likely-than-not, will realize the benefits of its U.S. NOL.

As of December 31, 2014, the $12,938,000 valuation allowance includes $3,682,000 for certain state NOLs and credit carry-forwards, $5,478,000 for foreign tax credit carry-forwards, and $3,778,000 related to foreign deferred tax assets and NOLs. The $1,385,000 net decrease in the valuation allowance was primarily related to a $1,540,000 decrease in the valuation allowance for state NOLs due to the expiration of the carry-forward period, as well as a $1,117,000 decrease in the valuation allowance related to UK NOLs. This was offset by valuation increases in certain foreign countries including Hong Kong, India, and Switzerland due to the change in NOL's associated with current year earnings as well as a $1,329,000 increase in the valuation allowance for a tax credit in the Czech Republic.

CTS CORPORATION 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

In addition to the US NOL carry-forward of $43,188,000 addressed above, the company has $2,535,000 of alternative minimum tax credit carry-forwards, $7,208,000 of federal R&D credits which begin to expire in year 2021 and $5,478,000 of foreign tax credit carry-forwards which begin to expire in 2015. The foreign tax credit carry-forwards have a valuation allowance recorded against the entire deferred tax asset. Significant foreign NOLs include People's Republic of China in the amount of $13,489,000 which expires in years 2016 through 2018 and Switzerland in the amount of $7,549,000 which expires in years 2018 through 2021. A valuation allowance has been recorded against the entire deferred tax asset related to the Swiss NOL. CTS also has a $1,329,000 tax credit in the Czech Republic for which a valuation allowance was recorded against the entire deferred tax asset. This credit expires in 2016. State NOLs, net of federal benefit are $5,029,000. While the earliest of these NOLs expire in 2015, the significant components of the state NOL carry-forwards are Indiana loss carry-forwards which begin to expire in the year 2021. A valuation allowance in the amount of $2,768,000 has been recorded on the state NOL carry-forwards. State credits, net of federal benefit are $1,656,000 which expires in years 2015 through 2034. A valuation allowance in the amount of $914,000 has been recorded on the state tax credits.

The following table reconciles taxes at the United States statutory rate to the effective income tax rate from continuing operations for the years ended December 31:

	2014	2013	2012

Taxes at the U.S. statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	0.72%	0.95%	(0.02)%
Non-U.S. income taxed at rates different than the U.S. statutory rate	(7.57)%	(9.86)%	(8.99)%
Benefit of scheduled tax credits	(1.32)%	(3.88)%	—%
Foreign source income	3.47%	60.94%	5.64%
Non-deductible expenses	2.79%	(2.42)%	(0.97)%
Non-U.S. adjustments to valuation allowances	(0.43)%	8.18%	(5.72)%
Nontaxable foreign gain	—%	—%	(11.47)%
Change in unrecognized tax benefits	—%	0.69%	(8.97)%
Other	(0.08)%	(0.65)%	2.09%

Effective income tax rate	32.58%	88.95%	6.59%

CTS' overall tax rate reflects tax incentives that CTS' business operations continue to qualify for in various countries. As a result, certain earnings of CTS are subject to tax at reduced rates for specified periods of time. These tax incentives, unless extended, are scheduled to begin expiring at the end of 2014. During 2012, CTS' Zhongshan, China manufacturing site applied for a new production and technology based income tax incentive. The application was approved during the first quarter of 2013, reducing the 25% China statutory tax rate to 15% for the 2012 through 2014 period. In 2014, the benefit from the reduced tax rate for CTS Zhongshan was $1,366,000. As part of its 2013 tax provision, CTS recognized a $1,087,766 tax benefit related to the retroactive enactment of this tax incentive to 2012. In addition, on December 19, 2014, President Obama signed into law the Tax Increase Prevention Act of 2014, which retroactively extended, among other items, the U.S. research credit and controlled foreign corporation look-through exemption through 2014. CTS recognized a $594,000 tax benefit in its 2014 provision related to this retroactive law change.

In 2014, CTS recognized approximately $684,000 of U.S. tax expense relating to current and prior year earnings outside of the U.S. that are not deemed to be permanently reinvested. Management intends to continue to permanently reinvest all remaining current and prior earnings in jurisdictions located outside of the U.S. At December 31, 2014, no provision had been made for U.S. federal and state income taxes on approximately $172,000,000 of foreign earnings, which are expected to be permanently reinvested outside of the U.S. Upon distribution of those earnings in the form of dividends or otherwise, CTS would be subject to U.S. income taxes, with a possible adjustment for foreign tax credits, state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of complexities such as net operating loss utilizations, potential foreign tax credits, local restrictions on distributions, and treaty implications associated with the related calculation.

CTS recognizes the financial statement benefit of a tax position based on its technical merits only after determining that the position would be sustained upon examination, including resolution of any related appeals or litigation. A tax position that meets the "more-likely-than-not" threshold is then measured to determine the amount of benefit recognized in the financial statements. CTS or one of its subsidiaries files income tax returns in the United States (Federal and various states), and foreign jurisdictions. CTS'

42 CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

open tax years are primarily subject to examination from 2010 through 2013 for all U.S. jurisdictions. The open years for the international tax returns range from 2006 through 2013 based on local statutes. U.S. tax authorities also have the ability to review prior tax years to the extent of net operating losses and tax credit carry-forwards. Changes may be applied to any open tax years. At December 31, 2014, CTS had one ongoing income tax audit in Canada. CTS has approximately $3,890,000 of unrecognized tax benefits, which if recognized, would impact the effective tax rate. CTS does not anticipate any significant changes in its unrecognized tax benefits within the next 12 months as a result of examinations or statute lapses.

A reconciliation of the beginning and ending unrecognized tax benefits is provided below:

($ in thousands)	2014	2013

Balance at January 1	$4,043	$4,130
Increase related to current year tax positions	40	35
Increase related to prior year tax positions	5	35
Decrease as a result of lapse of statute of limitations	(114)	(36)
Decrease related to settlements with taxing authorities	(14)	(121)
Other Decrease	(70)	—

Balance at December 31	$3,890	$4,043

CTS' continuing practice is to recognize interest and/or penalties related to income tax matters as income tax expense. However, at the time of adoption and as of the year ended December 31, 2014, there were no significant amounts accrued for interest and/or penalties related to uncertain income tax positions.

NOTE 17 — Discontinued Operations

On October 2, 2013, CTS completed the sale of its EMS business to Benchmark for approximately $75,000,000 in cash. Included were five manufacturing facilities (Moorpark, California; Londonderry, New Hampshire; Bangkok, Thailand; Matamoros, Mexico and San Jose, California) and approximately 1,000 employees.

The Condensed Statement of Earnings of the EMS discontinued operations is as follows:

	Year Ended
($ in thousands)	December 31, 2013	December 31, 2012

Net sales	$155,055	$272,437
Cost of goods sold	142,589	262,571
Insurance recovery for business interruption	—	(20,256)
Selling, general and administrative expenses	11,617	17,315
Insurance recovery for property damage	—	(1,769)
Restructuring and impairment charge	1,444	2,949

Operating (loss) earnings	(595)	11,627
Other expense (income), net	(345)	871

(Loss) earnings before income taxes	(940)	12,498
Income tax (benefit) expense	(162)	5,657

(Loss) earnings from discontinued operations	(778)	6,841
Loss on sale of EMS operations (net of tax of $3,923)	(5,148)	—

Net (loss) earnings from discontinued operations	$(5,926)	$6,841

The intangibles related to EMS were part of the sale to Benchmark. Of the net intangibles, excluding goodwill and in-process research and development at December 2012, $4,960,000 was related to EMS. Of the goodwill at December 31, 2012, $500,000 related to EMS. CTS recorded amortization expense in discontinued operations of $700,000 and $900,000, for the years ended December 31, 2013 and 2012.

Scotland EMS Manufacturing Facility Fire

During the second quarter of 2011, a fire occurred at CTS' Scotland EMS manufacturing facility. The fire damaged inventory and machinery and equipment. Property insurance coverage had substantially covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. Business interruption insurance had substantially covered the lost sales impact and related fixed costs in 2011.

In 2012, CTS recovered approximately $1,100,000 from CTS' insurance carriers and recorded a recovery of $900,000 in

CTS CORPORATION 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

CTS' Consolidated Statements of Operations for the year ended December 31, 2012 for business interruption, after deducting $100,000 for certain expenses and relieving the insurance receivable of approximately $100,000 that was recorded at December 31, 2011. These recoveries reflect the final settlement with CTS' insurance carrier. As these amounts were directly related to the EMS segment, the Consolidated Statements of Operations amounts have been reported separately as discontinued operations.

Thailand EMS Manufacturing Facility Flood

During the fourth quarter of 2011, CTS' Thailand EMS manufacturing facility was flooded. The flood damaged inventory and fixed assets and the facility itself. Local property insurance covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. CTS also had business interruption insurance under these policies that covers the lost sales impact and fixed costs. The maximum amount covered under the local insurance policy was exceeded. CTS also has a secondary global insurance policy that covered costs not covered by the local policy for up to approximately $25,000,000 with a deductible of $250,000.

In 2012, CTS received cash of approximately $24,600,000 from CTS' insurance carriers. Included in this amount were approximately $21,500,000 for business interruption and the remaining $3,100,000 for reimbursement of costs related to property damage. Part of this cash received was to relieve the insurance receivable balance of $2,400,000 recorded at December 31, 2011.

CTS recorded a recovery of approximately $20,000,000 for business interruption and $1,800,000 for property damage in CTS' Consolidated Statements of Operations for the year ended December 31, 2012. These recoveries reflect the final settlement with CTS' insurance carrier. As these amounts were directly related to the EMS segment, the Consolidated Statements of Operations amounts have been reported separately as discontinued operations. In 2012, approximately $600,000 of this amount was recorded in continuing operations as insurance recovery.

NOTE 18 — Geographic Data

Financial information relating to CTS' operations by geographic area were as follows:

	Year Ended December 31,
Net Sales from continuing operations ($ in thousands)
	2014	2013	2012

United States	$234,323	$223,212	$122,986
Singapore	11,510	13,812	14,458
United Kingdom	—	28,167	30,981
China	61,683	72,509	60,864
Canada	35,145	38,061	39,186
Czech Republic	44,424	18,117	20,213
Other non-U.S.	16,936	15,583	15,793

Consolidated net sales	$404,021	$409,461	$304,481

Sales are attributed to countries based upon the origin of the sale.

	Year Ended December 31,
Long-Lived Assets ($ in thousands)
	2014	2013	2012

United States	$33,048	$36,664	$45,957
China	31,782	33,277	34,615
United Kingdom	1,055	2,004	2,669
Singapore	80	117	1,111
Canada	462	478	563
Taiwan	2,127	1,775	1,764
Thailand	—	—	5,839
Switzerland	—	19	714
Other non-U.S	2,860	535	493

Consolidated long-lived assets	$71,414	$74,869	$93,725

44 CTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NOTE 19 — Quarterly Financial Data

Quarterly Results of Operations
(Unaudited)

($ in thousands)	First	Second	Third	Fourth

2014
Net sales	$100,706	$102,980	$99,957	$100,378
Gross margin	30,615	33,823	32,499	33,026
Operating earnings	10,845	9,945	11,223	10,310
Net earnings	5,080	6,361	8,117	6,964
Basic earnings per share	$0.15	$0.19	$0.24	$0.21
Diluted earnings per share	$0.15	$0.19	$0.24	$0.21

2013
Net sales	$98,062	$105,381	$103,632	$102,386
Gross margin	26,786	32,400	32,001	30,166
Operating earnings	2,681	2,443	7,553	5,010
Earnings (loss) from continuing operations	2,988	(10,253)	5,115	4,148
Earnings (loss) from discontinued operations	580	(1,082)	1,704	(7,129)
Net earnings (loss)	3,568	(11,335)	6,819	(2,981)

Basic earnings per share:
Earnings (loss)from continuing operations	$0.09	$(0.31)	$0.16	$0.12
Earnings (loss) from discontinued operations	0.02	(0.03)	0.04	(0.21)

Total	$0.11	$(0.34)	$0.20	$(0.09)

Diluted earnings per share:
Earnings from continuing operations	$0.09	$(0.31)	$0.16	$0.12
Earnings (loss) from discontinued operations	0.01	(0.03)	0.05	(0.21)

Total	$0.10	$(0.34)	$0.21	$(0.09)

CTS CORPORATION 45

CTS CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at Beginning of Period	Charged/ (Credit) to Expense	Charged to Other Accounts	Deductions	Balance at End of Period

	(In thousands of dollars)
Year ended December 31, 2014 Allowance for doubtful accounts	$130	$(38)	$—	$8	$100

Year ended December 31, 2013 Allowance for doubtful accounts	$811	$(130)	$(442)	$(109)	$130

Year ended December 31, 2012: Allowance for doubtful accounts	$1,100	$(314)	$25	$—	$811

46 CTS CORPORATION

QuickLinks

  EXHIBIT (13)
Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CTS CORPORATION SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS